Form 10-K, Exhibit 13
period 1993-12-31
USF&G CORP
filed 1994-03-31
CIK 354396

(COVER)

ANNUAL REPORT
1993

USF&G Corporation

USF&G's new logo, an open door with light shining through it, represents the energy that is USF&G today and the clarity, openness, and customer orientation that we bring to the insurance process. It symbolizes our commitment to providing superior market-specific products and value-added services to our agents and our customers. As a totally revitalized and refocused insurance enterprise, it is appropriate for USF&G and its people to now be seen in a different "light."

Our new identity reflects the exhilaration of having accomplished an arduous repositioning process. We are proud to celebrate the company we are today.

USF&G Corporation, with assets of $14.3 billion, is composed of property/casualty and life insurance subsidiaries. The principal subsidiary is United States Fidelity and Guaranty Company, one of the nation's largest property/casualty insurers, founded in 1896. Life insurance products and annuities are written through Fidelity and Guaranty Life Insurance Company, founded in 1959. USF&G provides a wide variety of quality commercial, personal, fidelity/surety, life, and reinsurance products targeted to meet the diverse insurance needs of its customers.

Contents

Financial Highlights                                                      3
Chairman's Letter                                                         5
Discussion of Operations                                                 11
Interview with Management                                                25
Product Line Overview                                                    28
Investments                                                              30
Capitalization                                                           32
Index to Financial Information                                           33
Directors and Committees of the Board                                    83
Executive Management Committee                                           84
Officers                                                                 85
Regional and Branch Offices                                              86
Shareholders' Information                                                88


Financial Highlights
                                                                         For the Years Ended December 31
(dollars in millions except per share data)                            1993            1992            1991
CONSOLIDATED RESULTS
  Revenues                                                      $     3,249     $     3,660     $     4,172
  Premiums earned                                                     2,456           2,637           3,187
  Net investment income                                                 749             817             877
  Realized gains on investments                                           6             148              38
  Restructuring charges                                                   -             (51)            (60)
  Income (loss) from continuing operations before cumulative
    effect of adopting new accounting standards                         127              35            (144)
  Loss from discontinued operations                                       -              (7)            (32)
  Cumulative effect of adopting new accounting standards                 38               -               -
  Net income (loss)                                                     165              28            (176)
RESULTS PER COMMON SHARE
  Income (loss) from continuing operations before cumulative
    effect of adopting new accounting standards                 $       .93     $      (.16)    $     (2.15)
  Loss from discontinued operations                                       -            (.08)           (.38)
  Cumulative effect of adopting new accounting standards                .45               -               -
  Net income (loss)                                             $      1.38     $      (.24)    $     (2.53)
  Dividends declared                                            $       .20     $       .20     $       .20


                                                                                  At December 31
                                                                       1993            1992            1991

CONSOLIDATED FINANCIAL POSITION
  Assets                                                        $    14,335     $    13,134     $    14,486
  Debt                                                                  618             616             677
  Shareholders' equity                                                1,511           1,270           1,323
  Debt-to-equity                                                         41%             49%             51%
  Book value per share                                          $     11.66     $      8.87     $      9.53
  Market price per share                                              143/4           123/8            71/4
  Common shares outstanding                                      85,009,482      84,512,758      84,273,327

GRAPH Revenues (in billions)
GRAPH Net Income (in millions except per share data)
GRAPH Balance Sheet Leverage/Liquidity (dollars in billions)

PHOTO (caption)
Chairman, President, and
Chief Executive Officer
Norman P. Blake, Jr.

Chairman's Letter

The year 1993 constituted the culmination of the restructuring efforts to "fix the foundation" of USF&G since my arrival in November 1990. As illustrated in the chart below, the restructuring and rebuilding of our company involves a three-phase process. The earnings dynamic is depicted as we progress through each stage of development. We are sharply focused on winning in the insurance business and, accordingly, have divested unrelated businesses which constituted a diffusion of resources and a drag on earnings. A strong management team and a highly talented cadre of professionals have been assembled. Well defined market and product line operating strategies have been developed and are being implemented to best leverage our newly established competitive strengths. Our 1993 earnings performance is a reflection of our sharp business focus and new competitiveness.

1993 Performance
We earned $165 million of net income in 1993, compared with $28 million in 1992. On a per common share basis after payment of preferred dividends, we earned $1.38 in 1993 compared with a loss of $.24 in 1992. The primary driver of this improvement was the growth in consolidated operating income. Earnings were further enhanced by a net benefit of $66 million as a result of the adoption of new accounting standards as well as related tax benefits. USF&G defines operating income as income from continuing operations before income taxes, realized gains, and the cumulative effect of adopting new accounting standards. Consolidated operating income in 1993 was $93 million, which compared quite favorably with a $113 million operating loss in 1992. The property/casualty company is the primary earnings driver of USF&G Corporation. It earned $182 million in operating income in 1993, representing a dramatic improvement over a loss of $3 million in 1992. The 1992 results were adversely affected by $80 million of net losses attributable to Hurricane Andrew as well as $46 million in restructuring charges.

The fundamental factor responsible for the increase in property/casualty operating income was the substantial improvement in underwriting results. The 1993 statutory loss ratio was 75.4, which was 6.6 points lower than the 82.0 loss ratio in 1992. Even excluding the losses attributable to Hurricane Andrew, the loss ratio was lowered by 3.6 points from an adjusted 1992 loss ratio of 79.0. This improvement was achieved as a result of

GRAPH (caption)
USF&G is now entering the "Build with Vision" phase of its restructuring and rebuilding process.

effective product/market mix management, improved agency relationships, and better risk management (loss control engineering, underwriting, and claim administration). This achievement is even more significant considering we also maintained our strong loss reserve position. Principally as a result of improvement in our loss ratio, our combined ratio improved from 116.9 in 1992 to 109.1 in 1993.

Other factors favorably influencing earnings growth have been the substantial lowering of structural costs as well as increased employee productivity. Since the outset of 1991, we have reduced the workforce by 48 percent and general and administrative expenses by 31 percent. Employee productivity, as measured by revenues per employee, has increased by 37 percent. We anticipate that the current level of employment will remain approximately the same for the foreseeable future. Going forward, emphasis will be given to changing the composition of our cost structure to achieve greater operating leverage. Efforts will continue to lower fixed costs while improving productivity through higher levels of automation. This will allow us to benefit from higher levels of business without a proportional increase in costs.

Financial Strength
The significant progress made in 1993 is also reflected in the strengthening of our consolidated balance sheet. Overall asset quality, financial leverage, and liquidity have substantially improved. Our $11.4 billion investment portfolio has been conservatively managed. Investment-grade fixed-income securities were 79 percent of total invested assets, compared with 76 percent in 1992, while more volatile assets such as equities, high-yield bonds, and real estate were maintained in the aggregate at 15 percent of total invested assets. Real estate reserves were maintained at $108 million, despite a 28 percent reduction in nonperforming real estate investments. Currently real estate reserves are 10 percent of the total portfolio, which represents a 43 percent coverage of nonperforming real estate investments. We believe that this is one of the strongest real estate reserve positions in the industry.

Our property/casualty company has the highest level of statutory surplus in its history, which is well above risk-based capital standards established by the National Association of Insurance Commissioners ("NAIC"). USF&G Company's ratio of loss reserves to earned premium was raised from 2.2 in 1992 to 2.4 in

GRAPH Operating Income (in millions) (caption)
The increase in operating income is due to improved underwriting performance in the property/casualty company.

GRAPH Property/Casualty Statutory Combined Ratio (caption)
The improved ratios result from effective product/market mix management and improved underwriting and claim settlement practices.

1993. We have also substantially lowered the corporation's financial leverage as measured by the improvement in the debt-to-equity ratio from 49 percent in 1992 to 41 percent in 1993. Liquidity has significantly improved as well, and is reflected by the increase in the fixed charge coverage ratio from 0.8 in 1992 to
1.4 in 1993. Fixed charge coverage is the ratio of earnings to fixed charges and preferred stock dividends.

Competitiveness
In addition to the substantial improvement in earnings power and financial strength, USF&G's overall competitiveness has been enhanced. The skills and competencies of our organization and management have been significantly elevated. This was accomplished by intense internal training and recruiting. The number of training programs and participation has tripled since 1990. The infusion of external managerial talent into the organization is equally impressive. Since 1991, 60 percent of all officer-level employees are new to the company. Each new member of our management team has a proven track record and has the recognized expertise to be an effective knowledge leader and change agent. The organization structure has been transformed as well. Five regional operations have been established to facilitate the change process as well as to provide value-added coaching to improve the market competitiveness of each of our branch operations. Product line and market segment business units have been formed with dedicated, highly talented management teams to implement discrete business strategies. Each branch, region, product, and market segment business unit has profit and loss responsibility linked to compensation.

In my opinion, our newly assembled management team is one of the strongest in the industry. We now have the skills and leadership capabilities to build a great company that achieves distinctiveness in the quality of its products and services. We have enriched our agency plant by focusing on and appointing high quality agents and terminating unprofitable ones. We have formed agency advisory councils in each of our branch and regional locations to enhance our relationships with our agency force and to ensure our responsiveness to meeting the needs of our customers. We have developed and implemented expert underwriting and claims management systems, as well as significantly upgraded our risk management capabilities. We have been

GRAPH General & Administrative Expenses (in millions) (caption)
A 31% decrease in general and administrative expenses since 1990 favorably influenced earnings.

GRAPH Consolidated Employment & Productivity (in thousands)
(caption) Employment levels decreased by 48% since 1990 contributing to a 37% improvement in productivity.

intensely involved in developing highly competitive, if not superior, products and services in all of our product areas. We are now a highly energized and committed company ready to "build with vision" and to focus on profitable growth in 1994 and beyond.

New Identity
Our new logo on the cover of this report announces our entry into a new era in the history of USF&G. It symbolizes the emergence of our new culture and commitment to core values which fuels the creative energies of our people to achieve greatness. Our former logo has served us well, representing past accomplishments with distinction and giving honor to those so instrumental in providing us a proud heritage from which to build. Yet, with the dramatic transformation of our company and the newness and diversity of our workforce, it is important to provide an identification that conveys the meaning of our culture and unites our organization to achieve a common purpose of becoming the best. Our new logo accomplishes this objective.

There are two distinctive aspects of our new identity: the open door, and the light shining through the door. The open door has direct implications for all of our constituencies.

To our employees, the open door suggests openness, opportunity, and a boundaryless organization. The only constraint to both individual and company growth and progress is our own potential and willingness to strive to achieve. It implies a commitment to diversity of employment and to providing a work environment and training opportunities conducive to personal growth and development. It implies that the basis for advancement in our high-performance culture is individual performance and adherence to our core values.

To our agents, the open door means an accessibility and ease of doing business. It suggests directness and honesty in our business dealings. It signifies an invitation to our agents to participate with us as business partners and to provide our shared customers with the most competitive products and services available.

To our customers, the open door conveys our responsiveness to their needs. It means we strive to better understand their needs and, by doing so, we design, develop, and deliver competitively superior products and services that are worthy of their confidence. It implies that we stand ready to serve them when they need us.

GRAPH Investment Portfolio (dollars in billions) (caption)
Improved asset quality is evidenced by an increase in investment-grade fixed-income securities.

GRAPH Real Estate Portfolio (dollars in billions) (caption)
Nonperforming real estate investments have decreased while reserve coverage has steadily improved.

To our shareholders, the open door demonstrates our direct accountability to the investor to be deserving of the confidence they have placed in us.

Core Values
The light shining through the door symbolizes the energy of our people. We are strongly committed to assimilating our core values into our culture. Employee performance appraisals incorporate an assessment of an individual's demonstration of core values and technical abilities. Employee recognition programs have been developed to identify exemplary employees who demonstrate these values. It is expected that the leaders of our company manifest these core values and serve as effective role models.

Five core values constitute the foundation of our culture:

o Customer First: putting the customer's interests at the forefront of our actions.
o  Integrity:  treating people honestly, fairly, and respectfully.
o Professionalism: having the commitment and dedication to being the best at what we do.
o Innovation: thinking of ways of doing things better by doing them differently and having the courage to overcome the resistance to change.
o  Teamwork:  trusting in one another and
   working together as a better way of achieving our common objectives.

As a company, the people of USF&G are committed to these core values and creating a culture that both empowers and enables us to make a difference and, in so doing, gain a sense of ownership in what we do. We have a cadre of highly competent and committed employees striving to make our vision reality. I invite you to review the following sections of this report to gain a further understanding of the energies and capabilities of our people in their pursuit of building a company of excellence. I thank you on behalf of all the employees for the confidence you have placed in us. Please be assured of our continuing commitment to making USF&G worthy of your investment.



NORMAN P. BLAKE, JR.

Norman P. Blake, Jr.
Chairman, President, and
Chief Executive Officer
March 4, 1994

PHOTO (caption)
USF&G's commercial insurance business offers its products and services through a teamwork approach. Here Randall C. Brusewitz, CFO-Northern Wire Corporation, Merrill, Wisconsin (foreground right), meets with Peter R. Moncher, USF&G senior loss control consultant. Joining them are (left to right), Robert F. McIntyre, account executive-Frank Haack & Associates; Dewey Plamann, general manager-Northern Wire; William R. Haack, president-Frank Haack & Associates; and Mary Kraus, USF&G claim representative.

Commercial Lines

PHOTO (caption)
Commercial Lines Team
Left to right, Glenn Anderson. Seated, Ben
Griffin; Kim Rich. Standing, Peter Bothwell; Bob Mueller; Steve
Lilienthal; and Bob Lamendola.

The commercial insurance business is vital to the financial well being of American business. At USF&G, it accounts for over one-half of our total property/casualty ("P/C") premium revenue. Our vision for USF&G's commercial insurance operation is to become so superior at what we do-providing insurance products and related services-that knowledgeable independent agents and customers will actively seek USF&G.

USF&G is becoming a premier commercial insurer by dedicating itself to being customer- focused and delivering superior products and services through a teamwork approach that truly benefits customers. This dedication is the foundation upon which we are building our long-term business strategy to achieve profitable growth.

Customer focus means creating a formula for success that is uniquely meaningful for each of our targeted customer segments. Since our book of business encompasses three distinct customer/market segments (middle market commercial P/C, small business commercial P/C, and fidelity/surety), customer focus means organizing and approaching these markets as three distinct businesses.

Our teamwork approach to these markets requires highly-talented teams of underwriting, loss control, claim, and marketing personnel working closely with our agents to attract, underwrite, service, and retain our accounts.

This team concept
also applies to the development of superior coverages, pricing, and service programs for our targeted customers.

Customer focus and teamwork make all of our important constituents winners. Commercial insurance customers win because we research their needs and develop customer-tailored products and services to meet those needs. Our agents win as we provide them with more competitive products and marketing support. USF&G employees win by becoming more productive in serving target market customers as a result of intensified training programs. USF&G shareholders win as earnings grow because we are serving customer needs in a more focused and disciplined fashion.

Middle Market Commercial
USF&G's targeted middle market
commercial P/C segment consists of medium to large businesses that generate annual premium ranging from $25,000 to $1 million or more. Nationwide, approximately one million businesses make up this $50 billion market. Its size and diversity offers USF&G tremendous opportunities to specialize and grow. Middle market premiums account for approximately 79 percent of our total commercial premium, excluding fidelity/surety, but less than 31 percent of our accounts. The most important element in this business is understanding the risks and pricing them individually. The game is won or lost based on loss containment from the company's perspective and on product differentiation and superior service levels from the customers' perspective. Our strategy is to become a superior underwriter and provider of targeted, value-added products and services for our middle market customers.

PHOTO (caption)
USF&G's fidelity/surety operations have been among the leaders of the bonding industry since our founding in 1896. This road and bridge interchange project in Norton, Virginia, is bonded out of our Charleston, West Virginia, branch office. Meeting at the construction site to discuss the progress of the project are (left to right), Tony Stanchina, president-Friedlander Company; Frank Oliver, USF&G bond manager; and John Conkwright, VP operations-Vecellio and Grogan of Beckley, West Virginia.

During 1993, we made major progress in implementing our middle market strategy. The company created three business units to lead our efforts in penetrating the manufacturing, contracting, and service industries. In the field, 30 commercial lines middle market underwriting departments now focus exclusively on penetrating the middle market in their territories. We launched extensive sales efforts with close to 3,900 USF&G agents to stimulate new middle market production, led by our corporate-wide "Operation Play Ball" campaign. We made substantial investments in technical training and in new product development, including the introduction of our new "Five Star Restaurant Program," our "Precision Design Program for Manufacturers" and our soon-to-be-released "Blueprint Program for Contractors." The combination of these efforts enabled us to gain momentum in targeted middle market production in 1993 and laid a firm foundation for future success.

Small Business Commercial
USF&G's targeted small business
commercial P/C market consists of over five million small businesses nationwide that generate average annual premiums of $5,000. While many companies are moving away from this market due to the lower premiums and high processing costs per transaction, USF&G is tackling this opportunity head on. Our strategy is designed to earn USF&G a leading role in this $30 billion market. Small commercial business represents about 21 percent of our commercial premium, excluding fidelity/surety, yet almost 69 percent of our accounts. The most important elements for success in this business are to: (1) lower per unit transaction costs for the agent and USF&G, (2) reduce the cost of complexity by offering standardized product packages, and (3) improve the quality of service in terms of timeliness and reliability. Five regional processing hubs, staffed with underwriting and administrative specialists, are now in operation, eliminating much of the burden of backroom processing previously placed on our branches. Further enhancements in work flow processing and quality of service are receiving the highest priority to facilitate an improvement in the ease of doing business with our agents.

During 1993, our small business commercial market segment made substantial progress in increasing productivity and reducing both its operating costs and expense ratio.

Fidelity/Surety
Our fidelity/surety business provides bonding products and services to thousands of construction contractors, commercial businesses, financial institutions, and individual customers. Fidelity/surety continues to produce excellent financial results indicative of strong underwriting skills. Accomplishments in 1993 included strengthening our customer/market focus to help us grow, centralizing and upgrading our claim operations, and reducing expenses by incorporating more technology in processing business. Our main focus in 1993 was to set the base for continued profitable growth. We plan to capitalize upon those efforts in 1994.

USF&G's commercial lines operation is energized and has assembled the best people in the business who are building some of the most competitive products and services. We are determined to win in our chosen target markets.

PHOTO (caption)
With USF&G's ActionPlus, our customers are only a telephone call away from emergency roadside services. Loretta Karkoff of Naperville, Illinois (driver), tells Keith Rademacher, P.A.R. Insurance Services, and Kathleen Pagnano, USF&G Claim manager, how pleased she is with the service ActionPlus provided to her family.

Personal Lines

PHOTO (caption)
Personal Lines Team
Left to right,
Dick Potter, Paul DiFrancesco, Earnie Hines, and Eileen Auen.

Personal lines insurance products, including auto, property, watercraft, and umbrella liability coverages, comprise a $112 billion industry. Since the early 1980s, personal insurance has continued its growth at an annual rate approaching nine percent.

About $40 billion of the total personal lines market is sold through the independent agency system. Customers choose this channel to assure appropriate product counseling and review of their coverages, as well as the highest service levels.

Given the size and growth potential of this industry segment and USF&G's superior agency franchise, the company is making significant strategic investments to increase its share of business in key markets. The strategy for increasing profitable penetration of existing-and new-agencies includes focused agency and consumer target marketing, dedicated local sales presence, expanded product and service portfolios, and enhanced technology in critical customer service applications.

Focused Target Marketing
To optimize USF&G's presence in markets
which represent the highest profit potential, we work with our agency partners to target and attract key customer segments by providing the proper combination of coverage, service, and price.

Dedicated Sales Presence
To fully understand our markets and
support our agents, USF&G has chosen to increase its local, dedicated sales presence by placing account specialists in key markets. Account specialists combine local presence and market knowledge with national product development and marketing capabilities.

Expanded Products and Services
As customers' needs change, so do
the products and services USF&G offers. Our new Personal Excess Product protects our customers' assets in these very litigious times. USF&G's watercraft program has been redesigned to reflect the increased value and use of pleasure craft today, and our ActionPlus program puts our claim representatives a phone call away, 24 hours a day, 365 days a year.

Enhanced Technology
The integration of technology with business strategy is even more critical in today's information era. Whether through automated underwriting techniques or through agency interface which will link our business partners with our processing systems, USF&G is committed to creatively leveraging technology to find better solutions for agents and customers alike.

Personal lines' 1993 financial results have demonstrated the success of our prior and current initiatives. The most critical element behind our strategy is the teamwork among the agency, branch, and home office. With this team now in place, USF&G intends to continue increasing its share of this dynamic industry.

PHOTO (caption)
USF&G focuses clearly on its customers, making our 30 full-service branches our most important operations. At City Hall in Meridian, Mississippi, (left to right) the Honorable John Robert Smith, mayor, meets with Bill Allison, 44-year USF&G veteran and current consultant; Bruce Martin, Meyer & Rosenbaum, and Andy Everett, president of our new subsidiary, USF&G Insurance Company of Mississippi, to express appreciation for providing superior service in meeting the city's insurance needs.

Field Operations

PHOTO (caption)
Field Operations
Team Left to right,
Gary Dunton. Seated, Ken May, Southwest region; Paul Beil,
Midwest region. Standing, Jim Lewis, Northeast region;
Lee Buck, West region; and Andy Everett, USF&G of Mississippi.


The function of USF&G's Field Operations Department is to bring the product line strategies to life. 1993 was a year of major change for USF&G and nowhere was it more evident than in our field offices.

We are dedicated to having the industry's most professional people located near our customers and agents. Our 30 full-service branches are essentially local businesses where the quality of our employees is our most critical success factor. During the last two years, we upgraded our field personnel dramatically. Nearly 70 percent of all field managers are new to their positions and 30 percent of all underwriting technical employees are new to USF&G. We are now staffed with knowledgeable, experienced professionals who know their local markets.

Our branch professionals are empowered to handle most business at the local level. Through technical and specialized underwriting, loss control, claim, and marketing training programs (some of the industry's most extensive), we are building a knowledge-based organization committed to customer satisfaction and profitability.

We have organized our branch offices around discrete customer/market segments. Each branch has profit and loss responsibility and contains commercial, fidelity/surety, and personal lines teams. These teams are led by our branch vice presidents. Our branches are managed by five regional offices with strong management responsible for territorial strategy development, resource allocation, and plan execution. Being close to our markets gives us the flexibility to respond to market changes, the capacity for superior customer and agent service, and more complete and local underwriting knowledge.

USF&G's product departments have begun to deliver state-of-the-art insurance programs to our field operations for rollout. As a result, our competitiveness in local markets is improving substantially.

Most importantly, we have significantly strengthened what was already considered one of the best distribution networks in the industry-our independent agents. Through the efforts of our field marketing development managers, our average premium per current agency is up substantially over 1992. We have created a strong local, regional, and national agency council network that allows us to tap the expertise of our agents in developing market opportunities.

We are an organization on a mission-partnership for profitable growth and partnership with our product departments and our agents to meet our customers' needs and to grow profitably.

PHOTO (caption)
When fire destroyed a building at the Monroeville
Industrial Park owned by Samdoz in Pittsburgh, USF&G provided immediate claim service to meet our customer's needs. Here (left to right), Charles Murray, USF&G general adjuster; Ken Moir, Kenco Agency; Domenic Dozzi, VP-Samdoz; and Jim Soeder, USF&G property claim specialist, examine blueprints at the scene of the fire.

Claim

PHOTO (caption)

Claim Team
Left to right,
Ken Cihiy. Seated, Tom Salinsky; Jack Hayes.
Standing, Chuck Stapleton; and Tom Trezise.

The claim function is responsible for delivering the value for which the customer paid. Claim service is frequently the only measurement of that value.

In 1993, USF&G's Claim Department completed its restructuring, developed operating strategies, and committed to providing high standards of service to all of its constituents. The department defined three roles that add value to USF&G's insurance operations: (1) managing loss costs, (2) adding claim expertise to product development, and (3) utilizing high-quality claim service as a competitive advantage.

The claim function has the primary financial responsibility for managing loss costs. We consider the entire cost of settling claims, that is, the actual loss payments as well as the cost of adjusting the losses. In some areas of the settlement process, we have dramatically repositioned our efforts. For example, instead of focusing on reducing legal costs associated with liability claims, we focused on controlling the loss payments themselves. This has necessitated hiring attorneys with superior legal expertise and extensive trial experience. As we anticipated, claim payments have been reduced and overall legal costs have decreased as well.

We have also integrated the claim function into the continuum of product development. This process involved forging alliances with the home office product line operations and our field personnel. Throughout the complete life cycle of our products, our claim people are now involved in product development, helping to tailor coverages to suit customer needs, risk selection, and marketing to target customers.

We have begun to utilize USF&G's claim services as a competitive advantage. The quality of the settlement process is recognized as a key determinant in both writing and retaining accounts. In 1993, we hired a vendor to assess the base level of our performance by surveying our agents and customers. Approximately 75 percent of our agents and customers were "very" or "extremely" satisfied with our claim service. To capitalize on opportunities to further improve, however, we plan to sample our customers on a regular basis and to build in a call-back mechanism to address specific issues. We believe that by externally evaluating the professionalism of our claim team, employees' knowledge of specific claim areas, and the quality of the settlement process, we can build the claim function around our customers' expectations-not our own yardstick.

USF&G is clearly demonstrating through its energized, professional claim team that it is a customer-driven insurer, respectful of protecting company assets.

PHOTO (caption)
By recognizing opportunity and reacting quickly, F&G Re has underwritten reinsurance in many diverse areas including satellite launches. Maura Dyer, underwriter-INTEC; Dwight Evans, SVP-F&G Re, and Doug Morrison, VP-F&G Re stand before a model of an Atlas rocket and listen as former astronaut Rick Hauck, president and CEO-INTEC, describes how the rocket is launched into space.

F&G Re


PHOTO (caption)

F&G Re Team
Left to right,
Paul Ingrey. Seated, Wayne Paglieri; John Berger.
Standing, Dwight Evans; Roland Jackson;
Alan Willemsen; and Dave Skurnick.

The year 1993 marks the tenth year
that F&G Re has underwritten reinsurance on behalf of USF&G in such diverse areas as satellites, offshore oil rigs, catastrophe, and financial reinsurance. Our objective has always been to recognize opportunity early and to react quickly. We have consistently achieved this objective because we operate in a marketplace that is global and relatively free of regulation, and because we are able to move in and out of markets rapidly. While our premium can fluctuate widely from one year to the next, we have always met our goal of earning an underwriting profit. In 1993, we had written premium of $403 million at a combined ratio of 91.9, producing an underwriting profit of $32 million.

In our decade of operation, we have written reinsurance premiums of $3.4 billion at an average combined ratio of 94.6. Our combined ratio of 93.5 over the past 5 years is the best in the property/casualty reinsurance industry.

F&G Re has truly arrived on the international scene. In 1992, our international business totaled $19 million. In 1993, our international business increased to $50 million. We also opened a liaison office in London last year to better access and service European business. We hope to see our international business double in 1994.

We see increasing challenges as we move into our second decade. One of the basic laws of economics states that the perception of excess profits will attract capital. This has happened in the property catastrophe ("CAT") market. Over $4 billion of new capital has been raised for Bermuda-based CAT reinsurance companies. Because the property CAT market has been an important part of our premium and profit, this new competition will make this market more difficult for us in 1994 and 1995.

We have been recognized as innovators in the financial reinsurance arena. Recent accounting changes, when coupled with the new Bermuda capacity on the traditional side are reducing the demand for these products. Our challenge in 1994 and 1995 is to identify the need for and to create the next generation of nontraditional products.

In 1994, we will again strive to achieve well above-average results in our industry. It is impossible to predict where and when our next significant opportunities will occur. Our staff of 49 people acts as a highly trained team seeking situations of excess demand or inadequate supply. We will strive to be the first to recognize an opportunity and the first to pursue it.

PHOTO (caption)
A key element of F&G Life's new product mix is the Tax-Sheltered Annuity (TSA) product that provides retirement income for school teachers and employees of other nonprofit organizations. At California State University, Long Beach, Dr. Carol Kellett, director of The Urban Family Initiative, expresses her satisfaction with the purchase of an F&G Life TSA. Shown with Carol (left to right) are Donald G. Schlesinger, CLU-representative of R.W. Durham & Company; Wally Durham, president-R.W. Durham & Company; and Doug Barone, assistant secretary-distribution manager, F&G Life.

PHOTO (caption)
Life Insurance Team
Left to right, Ihor Hron; Peter McGlinchy;
Gene Gaines; and Harry Stout.

F&G Life

F&G Life's operations are guided by USF&G's core values of customer first, integrity, professionalism, innovation, and teamwork. F&G Life has several additional precepts which govern its specific operations. These precepts are: (1) positioning the company as a provider of life insurance products for independent distributors that have specific expertise in niche markets, (2) having a unique understanding and responsiveness to the markets we serve, (3) using technology to be a low-cost producer of products, (4) establishing F&G Life as an industry leading provider of service to its agents and policyholders, and (5) building a portfolio of products that will provide USF&G with consistent profitability.

F&G Life is maturing after the initial turbulence of organizational change resulting from the implementation of its new strategic plan in 1992. All elements of our company were radically revised including our distribution channels, product offerings, pricing strategy, administration, and processing systems. As we follow our distribution-driven strategy, we will continue to focus on niche markets, identify the best distributors in these markets, and develop partnerships with them.

Our sales efforts are divided among three major areas:
tax-sheltered annuities ("TSAs"), structured settlements, and agency/brokerage business. TSAs are distributed through a strategic alliance with a nationally recognized broker.
Structured settlements are marketed principally to USF&G insureds. The agency/ brokerage segment, through which traditional life insurance products and annuities are distributed, is managed and supported by F&G Life operations.
USF&G's P/C independent agency system remains one of the primary foundation blocks in the agency/ brokerage segment.

Going forward, emphasis is being given to balancing the growth of single premium deferred annuity ("SPDA") business with increasingly higher levels of more profitable TSA and structured settlement business. In addition, a variety of product and market development initiatives are underway to continue to broaden the scope of the business and to provide a basis of creating further avenues for growth. We are positioning to migrate to new distribution niches and channels such as financial institutions and externally generated structured settlement annuities. As we develop diversified annuity products to meet the needs of a growing base of annuity purchasers due to increased life expectancy, we will also focus on growing the mortality product lines within our distribution networks.

With a much lower cost structure, a more profitable array of products, and a rebalanced distribution system, F&G Life will be positioned for improved profitability.

PHOTO (caption)
Executive Management Committee.
Front row (left to right), Norm Blake, chairman, president and CEO; Amy Marks, SVP-Human Resources; Dan Hale, EVP and CFO; Gary Dunton, EVP-Field Operations. Second row (left to right), Glenn Anderson, EVP-Commercial Lines; John MacColl, SVP-General Counsel; Paul Ingrey, president-F&G Re; Dick Potter,
SVP-Personal Lines. Third row (left to right), Ken Cihiy, SVP-Claims; Andy Stern, SVP-Strategic Planning/ Corporate Marketing; John Sweeney, SVP-Investments; Tom Lewis, SVP-Information Services; Bob Lamendola, SVP-Fidelity/Surety. Top row, Ihor Hron, president-F&G Life.

Interview with
Management

PHOTO (caption)
Finance Team
Left to right, Dan Hale. Seated, John Sweeney and Frank Bossle.
Standing, Tom Bradley; Rich Campagna; and Jim Stangroom.

Has the restructuring of USF&G been completed?
Yes, we have completed a series of critical initiatives that have essentially brought closure to this three-year process.
We have (1) divested noninsurance operations, (2) strengthened the balance sheet, (3) improved investment portfolio quality,
(4) lowered structural costs, (5) improved the profit characteristics of our underlying book of business through aggressive product/market mix management, (6) significantly upgraded management as well as the overall skill base of the organization, (7) upgraded information systems effectiveness, and (8) re-engineered our work flow processes. Recently, we have developed and are in the process of implementing well-defined product/market segment operating strategies to gain competitive differentiation. The people of USF&G have a new corporate culture and a commitment to core values as a unifying force bringing the organization together to support common objectives.


What are your top priorities for 1994?
Our goals for 1994 are built upon the strong foundation achieved through the repositioning initiatives mentioned above. In 1994, we will strive to: (1) continue to improve underwriting performance through enhanced risk management and reduction of exposure to catastrophes, (2) grow profitably through effective execution of our newly developed product/market strategies and programs by leveraging our greatly enhanced competitive capabilities, (3) restructure debt/capital to improve financial leverage and liquidity, (4) further upgrade systems capabilities to better support business strategies and to gain a competitive advantage, and (5) continue to build a high-performance culture through reinforcement of our core values and development of our human resources.


How will you grow premium?
The question should perhaps more appropriately be re-phrased to ask how we will grow premium profitably at this point in the insurance cycle. We believe that the key to profitable growth in this business lies in developing segmentation strategies that enable carriers to deliver additional value to agents and customers as a result of having a better understanding of their needs. Being closer to customers and having a more in-depth understanding of the coverages they need allows us to more appropriately underwrite risks. This is the only way to be sure we are adequately pricing to cover exposures.

To focus appropriately on target middle market segments, we have organized around key manufacturers, contractors, and services sub-markets and have developed a number of tailored products and services designed to meet the unique coverage needs of these important sub-markets. For example, in the manufacturing segment, we have developed a program with proprietary pricing and coverages for plastics, fabricated metal, food processing, paper products, furniture, and apparel businesses.

A number of other new products are on the drawing board for introduction in 1994 and beyond. We understand that effective implementation of these programs separates the winners from the losers. Execution in the field requires additional specialized training and careful coordination. Several of our new tailored products have taken more than a year to develop and deliver to our highly skilled underwriting teams.

Intense focus on local market expertise is as critical as our product initiatives. We have dramatically increased both resources and capabilities at the branch level to ensure that we provide the best field delivery of our products. The branch-specific marketing and sales strategies being implemented in 1994 were developed by USF&G personnel who are experts in their markets' needs and opportunities. Valuable relationships with our agents allow us to function like a local company with national "muscle."

Continued focus, innovative product and service development, and effective field execution will enable USF&G to grow profitably in the years to come, regardless of the timing of cycle turns.


When do you anticipate the cycle turning?
It is beginning to look as though this turn in the cycle will be very different from those in the recent past. In 1993, rates hardened in the catastrophe reinsurance market, the property segment of personal lines, and in selected commercial lines. Price increases in the bulk of commercial lines products, however, have lagged appreciably. At best, the cycle is turning on a phased basis.
Before we can expect to see a more significant hardening of prices, primary carriers will have to be convinced that they have insufficient capacity or surplus and that future net investment income will be inadequate to generate acceptable levels of profitability. Significant increases in industry surplus during 1993 may have prolonged the current phase of the cycle. We believe that additional pressure for increased rate adequacy should come from lower interest rates combined with the effect on equity and surplus due to the implementation of the NAIC's risk-based capital requirements, Statement of Financial
Accounting Standards ("SFAS") No. 115, which requires marking-to-market a portion of fixed-income investments, and the recognition of potentially significant reserve needs by carriers with substantial environmental exposures.


Could you please describe the vision underlying your new corporate logo?
Our new logo embodies our core values: customer first, integrity, professionalism, innovation, and teamwork. These values drive our identity and solidify our sense of partnership with our agents and customers. The open door with the light radiating from behind it symbolizes the emergence of a new culture based on open and honest two-way communications, boundless opportunities, and the commitment to having our core values guide all our relationships with agents and insureds.

Could you please explain your regionalization strategy?
Our regionalization strategy was designed to bring greater focus to winning in the local market. It is the responsibility of a given region to assist in the development and adequate resourcing of branch-specific operating plans. Moreover, regions are staffed with highly skilled technical coaches who work closely with the branches in the successful execution of their marketing game plans.

As we have discussed elsewhere, our branches are the most critical link to success in our markets. The regional structure allows each branch to be empowered and enabled to win in its market place-and to be accountable for its results.


Does USF&G need additional capital in order to ensure financial flexibility in the coming year?
Our P/C statutory surplus
position at year-end 1993 is the highest it has ever been in the company's history, and we do not feel that we would need to raise capital in order to grow our lines of business in the event of a hardening insurance market.

While we have taken great strides to strengthen the integrity of our balance sheet, we still plan to address both debt and capital restructuring plans for 1994 and beyond. In March 1994, we issued $245 million face amount of 15-year zero coupon convertible subordinated notes. Proceeds totaling $122 million will be used to retire existing higher-rate debt, resulting in annual interest savings of approximately $5 million and increased cash flow of approximately $11 million.


What types of growth opportunities currently exist for USF&G in the reinsurance arena?
F&G Re had a banner year in 1993 with
premium volume up over 65 percent and an underwriting profit of over $30 million. Today's sophisticated reinsurance buyers are demanding higher quality, more technologically advanced and innovative carriers to service their needs, and that is what F&G Re has to offer. It is also no secret that property reinsurance rates are up, particularly in the catastrophe market, and opportunities exist for talented players to expand internationally under very profitable circumstances.

Could you please address your life insurance segment's prospects for growth and profitability?
Over the course of 1992 and 1993,
we strategically transformed F&G Life from essentially a provider of single premium deferred annuities into a wholesaler of high value-added products that is better able to capitalize on the changing demographics of the population. Our new product offerings, including tax-sheltered annuities, are designed to offer our customers greater flexibility while improving profit potential for F&G Life. We have also implemented aggressive cost controls and have diversified our sales through new distribution channels. In the structured settlements arena, we have improved our ability to cross-sell our services to both our internal P/C clients as well as external customers. All of these efforts are expected to increase sales and profitability.


What impact will newly introduced accounting rules and regulations, coupled with NAIC risk based capital ("RBC") requirements, have on the balance sheets of many insurance companies?
The new accounting rules impact four categories: (1) balance sheet valuations, (2) income taxes, (3) employee benefit plans, and (4) reinsurance. Accounting changes relating to each of these were adopted by USF&G in 1993. One of the most significant changes for USF&G and all insurance companies going forward is the requirement to mark-to-market fixed-income securities which are classified as available for sale. Insurers' reported shareholders' equity will become more volatile as the market values of their investment portfolios decrease as interest rates rise, and increase as interest rates fall.

While there is general agreement on the necessity for improvement to the current system of minimum surplus requirements, it is probably too early to tell how RBC guidelines will play out. Perhaps they will accelerate the consolidation within the property/casualty industry among those companies with low capitalization levels. USF&G has adjusted capital well above NAIC risk-based capital standards and supports regulatory efforts to protect the solvency of the industry.


How does USF&G's personal lines business plan to compete with the large direct writers?
First of all, we believe that there
continues to be a large segment of consumers who choose to purchase their personal insurance from independent agents because of the personalized service and the choice of multiple carriers. We also recognize that product pricing is critical. In 1993 and going forward, we are addressing both the pricing and the service issues with product development, increased efficiencies through enhanced technology, and the appropriate consumer marketing support for our products. Our efforts are directed at enabling independent agents to provide superior service at competitive prices.

In view of the uncertainty concerning the industry's potential total environmental exposure, how comfortable are you with USF&G's reserve adequacy?
Fortunately, USF&G has not
historically insured types of businesses with significant environmental exposures. Generally, we have not provided liability coverage for large companies engaged in chemical, oil and gas, asbestos, or hazardous waste activities. Our typical exposure in this area relates to clean-up costs for accidental spills involving transportation vehicles. We have a dedicated environmental claim unit which is responsible for monitoring potential environmental liabilities, evaluating all incurred environmental losses, and establishing appropriate case reserves. In addition, these case reserves are supplemented by bulk reserves to provide further coverage. We are very comfortable that this adequately covers our exposure in this area.

Moreover, independent external actuaries with nationally prominent firms evaluate the adequacy of our total reserves each year. At the end of 1993, they opined that our reserves not only continued to be adequate, but also that our reserve position had been strengthened over the past three years.


Do you believe that new regulations regarding healthcare reform will negatively impact USF&G's ability to profitably write workers compensation business?
The current state-based workers
compensation systems would most likely be endangered by the provision in the healthcare plan calling for the medical portion of the workers compensation claims to be assumed by the new mechanism for healthcare delivery. This affects our ability, as an insurer, to manage the indemnity portion of the claims. However, we believe that our highly skilled management team, coupled with our customer-focused teams dedicated to writing essentially monoline business, will continue to initiate strategies allowing us to write new business in markets which have the most potential for adequate returns.

PRODUCT LINE OVERVIEW

                                  PROPERTY/CASUALTY INSURANCE
                                  Commercial Lines
                                  o  51% of P/C Premiums Written

                                  Middle Market

Products                          -  General, umbrella liability
                                  -  Primary, excess, and highly
                                     protected risk (HPR) property
                                  -  Inland marine, crime, boiler
                                  -  Commercial auto
                                  -  Workers compensation

Target Markets                    Mid-to large-sized businesses:
                                  -  Manufacturers, technology
                                     industries
                                  -  Contractors
                                  -  Transportation
                                  -  Financial/educational institutions
                                  -  Hospitality
                                  -  Real estate holdings

1993 Accomplishments              -  Built national middle market
                                     organization
                                  -  Implemented growth strategies for
                                     target markets
                                  -  Launched "Five Star Restaurant
                                     Program" and "Precision Design
                                     Program for Manufacturers"

1994 Strategic Initiatives        -  Launch "Blueprint Program for
                                     Contractors"
                                  -  Continue development of
                                     proprietary programs for target
                                     markets (financial institutions,
                                     technology industries, etc.)

                                  Small Business

Products                          -  Businessowners policies
                                  -  Property and inland marine
                                  -  General, umbrella liability
                                  -  Commercial auto
                                  -  Workers compensation

Target Markets                    Small businesses:
                                  -  Service
                                  -  Retail
                                  -  Wholesale
                                  -  Contracting
                                  -  Finance/insurance/real estate

1993 Accomplishments              -  Consolidated processing into five
                                     regional centers
                                  -  Achieved significant expense
                                     reductions by streamlining
                                     underwriting and processing
                                     activities

1994 Strategic Initiatives        -  Increase sales support/service
                                     levels to agencies
                                  -  Develop comprehensive small
                                     businessowners program

GRAPH Combined Ratio (Total Commercial Lines segment)

                                  Personal Lines
Products                          o  27% of P/C Premiums Written

                                  -  Auto
                                  -  Property
                                  -  Watercraft
                                  -  Personal excess

Target Markets                    Individuals/families insuring:
                                  -  Homes
                                  -  Condominiums
                                  -  Automobiles
                                  -  Personal articles

1993 Accomplishments              -  Introduced ActionPlus roadside
                                     program to all auto customers
                                  -  Established preferred agent
                                     program to improve service
                                  -  Implemented USF&G Plus
                                     competitive auto/homeowners
                                     product

1994 Strategic Initiatives        -  Enhance critical customer
                                     service/processing applications
                                  -  Launch new personal excess and
                                     watercraft programs
                                  -  Increase sales from key producers

GRAPH Combined Ratio

                                  Fidelity/Surety
                                  o  5% of P/C Premiums Written

Products                          -  Surety bonds
                                  -  Judicial, public official,
                                     miscellaneous bonds
                                  -  Financial institution bonds
                                  -  Mercantile fidelity bonds

Target Markets                    -  Contractors
                                  -  Commercial and community
                                     financial institutions
                                  -  Credit unions
                                  -  Commercial businesses

1993 Accomplishments              -  Implemented agency/customer
                                     contact program
                                  -  Launched fidelity product for credit
                                     unions

1994 Strategic Initiatives        -  Expand into other North American
                                     markets
                                  -  Identify new markets and develop
                                     products to serve financial
                                     institutions

GRAPH Combined Ratio


                                  F&G Re
                                  o  17% of P/C Premiums Written

Products                          Treaty reinsurance:
                                  -  Risk (traditional)
                                  -  Financial

Target Markets                    Broker market:
                                  -  U.S. companies
                                  -  Foreign companies

1993 Accomplishments              -  Increased written premium by 66%
                                  -  Increased international premium
                                     by 165%
                                  -  Achieved combined ratio of 91.9
                                  -  Opened U.K. liaison office and
                                     enhanced global presence

1994 Strategic Initiatives        -  Identify and respond to market
                                     opportunities with high service
                                     standards/emphasize development
                                     of new financial reinsurance
                                     products
                                  -  Increase international business

GRAPH Combined Ratio


                                  LIFE INSURANCE
                                  %  of life sales listed below

Products                          o  Structured settlements (39%)
                                  o  Tax-sheltered annuities (21%)
                                  o  Single-premium deferred
                                     annuities (26%)
                                  o  Other annuities (10%)
                                  o  Term and universal life (4%)

Target Markets                    -  Individuals above age 55, retirees
                                  -  Teachers (K through grade 12)
                                  -  Structured settlement candidates
                                  -  Individuals requiring income flow

1993 Accomplishments              -  Achieved balanced, controlled
                                     premium growth
                                  -  Implemented new systems
                                  -  Expanded products to meet
                                     distribution partners' needs
                                  -  Enhanced profitability of new and
                                     existing product lines
                                  -  Implemented conservation program
                                     for SPDA business

1994 Strategic Initiatives        -  Continue controlled, profitable new
                                     business growth
                                  -  Expand products to better meet
                                     distributor needs
                                  -  Identify new underserved markets
                                  -  Maximize profitability of in-force
                                     business
                                  -  Continue cost reduction initiatives

GRAPH Strategic Surplus* to Assets (footnote) *Strategic surplus is the sum of statutory surplus and mandated Asset Valuation Reserve.

Investments

Stimulated by the recognition that inflation was under control and with the help of an accommodating Federal Reserve interest rates fell during 1993 to levels not seen in decades. Short-term rates fell 300 basis points and 30-year Treasury bonds posted a 20-year low of 5.78 percent in October.

This bull market in bonds produced lower reinvestment rates which contributed to the decline in our portfolio yield from 7.3 percent in 1992 to 6.7 percent in the fourth quarter of 1993. Consequently, net investment income declined from $817 million in 1992 to $749 million in 1993.

However, our portfolio yield and net investment income would have declined even further without several portfolio re-positioning actions initiated during the latter part of 1992. A substantially upgraded asset-liability management process was developed and implemented which highlighted re-positioning opportunities that helped increase year-end 1993 unrealized gains on the fixed-income portfolio to $357 million from $114 million at December 31, 1992.

Our new product line oriented asset-liability management process drives our investment strategy. To accommodate this asset-liability management process, we successfully converted to a state-of-the-art, computer-based investment accounting and portfolio management system. All assets are now segmented by line of business, allowing us to manage our investment strategy to meet individual product line liability payouts. Using sophisticated asset-liability computer models, capital markets are analyzed and optimal portfolios are derived to maximize the profitability of each line of business.

The revised asset allocation mix, based on efficient frontier analysis for individual product line portfolio segmentation, indicated that we should substantially reduce exposure to mortgage-backed securities and increase our commitment to intermediate and longer-term investment-grade noncallable corporate bonds. As a result, mortgage-backed bonds were reduced from $3.8 billion, or 34 percent of invested assets, at year-end 1992 to $2.4 billion, or 22 percent of invested assets, at year-end 1993. By resisting the potentially higher, though more volatile, yield of mortgage-backed securities, we were rewarded with higher total return and a portfolio more oriented toward stable sources of investment income.

In the future, we will use this new asset-liability management technology to deploy cash flow and manage portfolio turnover to navigate each portfolio toward its optimal liability-driven asset mix.

GRAPH Asset Allocation (caption)
As mortgage-backed securities declined to 22% of invested assets, investment-grade corporates increased to 55%.

Beginning in 1994, portfolio management will undergo dramatic changes at all insurance companies as a result of a new Statement of Financial Accounting Standard, SFAS No. 115. Historically, insurance companies have reported almost all of their fixed-income holdings at amortized cost. The justification for not marking the securities to market was that they would be held to maturity, therefore, any loss in value over the life of the bond would be temporary and there was no need to adjust the values on the balance sheet. SFAS No. 115 requires a significant deviation from this approach for GAAP accounting. Only securities where there is the positive intent to hold to maturity may be carried at amortized cost. The balance of the portfolio must be reported at fair market value. The major provisions of SFAS No. 115 are as follows: Effective January 1, 1994, all debt securities must be classified into one of the following categories.

o Held to Maturity ("HTM") Securities may only be classified as HTM if the company has the positive intent and the ability to hold them to maturity. A security cannot be classified as HTM if it might be sold for traditional portfolio management reasons such as a need for corporate liquidity, asset-liability management, changes in the availability and terms of alternative instruments, changes in prepayment characteristics, or changes in foreign currency risk. For example, catastrophes might create a need for corporate liquidity, but under SFAS No. 115, securities in the HTM account should not be sold to generate those funds. An inappropriate level of activity in this account may result in a company losing its ability to classify some or all of its holdings as HTM. Sales are allowed for credit deterioration.

o Trading Securities acquired with the intent for quick resale are held in a trading account. They are carried at fair market value, and unrealized gains and losses flow through the income statement.

o  Available for Sale ("AFS") All other
securities are designated Available for Sale. The bonds are reported at fair market value, and hence, fluctuations will affect shareholders' equity. At the time of sale, the realized gain or loss is reflected in earnings.

SFAS No. 115 presents a challenge to investment professionals to manage their portfolios within the constraints imposed by this standard. During the fourth quarter, we analyzed our fixed-income portfolio to determine the allocation between HTM and AFS. The 1993 AFS portfolio represents 43 percent of invested assets and 50 percent of fixed-income securities. The unrealized gain on the AFS portfolio was $222 million, which increased shareholders' equity by the same amount.

Our investment processes have been modified to accommodate and monitor the effects of these accounting changes. Going forward, our asset-liability process will continue to be fine tuned in accordance with the strategic objective of maximizing investment income and total return.

GRAPH Fixed-Income Securities (in billions) (caption)
The level of securities available for sale will affect book value as associated unrealized gains (losses) will be carried in shareholders' equity.

GRAPH Interest Rates (caption)
Investment results have been impacted by the declining interest rate environment.

Capitalization
USF&G's capitalization increased $243 million during 1993, principally through growth in shareholders' equity, and totaled $2.1 billion at year end. As a result, leverage, as measured by the debt-to-equity ratio, was reduced from 49 percent in 1992 to 41 percent in 1993. Total capitalization for the years ended December 31 was as follows:

(dollars in millions)                          1993         1992         1991
Corporate debt                               $  574       $  574       $  617
Real estate and other                            44           42           60
Total debt                                      618          616          677
Preferred equity                                520          520          520
Common equity                                   991          750          803
Shareholders' equity                          1,511        1,270        1,323
Total capitalization                         $2,129       $1,886       $2,000
Debt-to-equity                                   41%          49%          51%
Debt-to-total capitalization                     29           33           34

Debt USF&G's corporate debt balance was unchanged during 1993. Real estate debt increased by $2 million during 1993 due to $5 million of additional debt from a change in percentage ownership of a real estate limited partnership, offset by a $3 million repayment of debt by the P/C segment. USF&G maintained a revolving credit facility totaling $700 million during 1993, and had $375 million in related borrowings outstanding at December 31, 1993. The current facility matures on March 20, 1995. Medium-term notes totaling $20 million mature on May 9 and 10, 1994.

Outstanding Stock At December 31, 1993, USF&G had outstanding a total of $520 million in convertible preferred stock, issued in three series. It also had outstanding 85 million shares of common stock with a book value of $11.66 per share. Quarterly dividends of $.05 per share were paid on the common stock during 1993.

Capital Strategy Subject to capital market conditions, USF&G plans to refinance up to approximately $600 million of debt over the next two years. In 1994 and early 1995, the $375 million balance of the $700 million credit facility will be funded with securities that better meet USF&G's capital requirements. Prior to the expiration of the existing credit facility, a reduced credit facility will be negotiated to meet the needs of USF&G as determined at that time. Where opportunities exist, current debt will be refinanced at lower rates over longer maturities. As part of this strategy, in March 1994, USF&G issued $245 million face amount of 15-year zero coupon convertible subordinated notes. Proceeds from this offering, totaling $122 million, will be used to retire existing, higher-rate debt, resulting in annual interest savings of approximately $5 million, and increased cash flow of approximately $11 million.

Depending upon the market value of USF&G's common stock, management may also convert the $190 million of Preferred C Stock to common equity during 1994 through conversion or a cash redemption. The $130 million of Preferred B stock is redeemable at various dates beginning in 1994, subject to stipulations related to the market value of the common stock.

Policyholders' Surplus Policyholders' surplus ("surplus"), defined as the excess of assets over liabilities based on statutory accounting principles, is an important measure of financial strength. At December 31, 1993, USF&G's P/C subsidiary reported surplus of $1.5 billion which includes the life insurance statutory surplus of $316 million. The National Association of Insurance Commissioners has developed new RBC standards. RBC is a formula-driven calculation of required levels of surplus, which considers the risks inherent in the nature and quality of assets held and types of business written. These standards will be applied at year-end 1994 for P/C companies and at year-end 1993 for life insurance companies. Based on company calculations, the surplus of both the P/C and life insurance subsidiaries exceeded levels at which any regulatory attention would be indicated.

USF&G Corporation
Management's Responsibility for Financial Reporting

Financial Statements
Management is responsible for the financial statements and other information presented in this annual report. The financial statements are prepared in conformity with generally accepted accounting principles. Informed judgments and estimates are used to measure transactions not concluded by year-end.

Internal Controls
Management is also responsible for the system of internal control. The system of internal control encompasses the organizational structure, selection and training of personnel, communication and enforcement of policies and procedures, and an ongoing internal audit program. The internal controls are designed to provide reasonable assurance that financial records are reliable for preparing financial statements, that transactions are completed as authorized, and that assets are safeguarded. Management and USF&G's internal auditors regularly review these controls and assess their adequacy and effectiveness.

Audit Committee
The Board of Directors maintains an audit committee of directors who are not employees of USF&G. The committee meets regularly with management, internal auditors, and independent auditors to review internal control and financial reporting matters. Both the internal and independent auditors have full and free access to the audit committee.

Independent Auditors
USF&G engages Ernst & Young to conduct independent audits of the financial statements in accordance with generally accepted auditing standards. Their audits include reviews and tests of internal controls, transactions, and other information they consider necessary to express an opinion on the financial statements.



NORMAN P. BLAKE, JR.                    DAN L. HALE

Norman P. Blake, Jr.                    Dan L. Hale
Chairman, President, and                Executive Vice President
Chief Executive Officer                 and Chief Financial Officer

February 11, 1994




INDEX TO FINANCIAL INFORMATION
Management's Responsibility for Financial Reporting     33
Management's Discussion and Analysis of
 Financial Condition and Results of Operations          34
Eleven-Year Summary of Selected Financial Data          56
Consolidated Statement of Operations                    58
Consolidated Statement of Financial Position            59
Consolidated Statement of Cash Flows                    60
Consolidated Statement of Shareholders' Equity          61
Notes to Consolidated Financial Statements              62
Report of Independent Auditors                          82

USF&G Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

This section provides management's assessment of financial results and material changes in financial position for USF&G Corporation and its subsidiaries ("USF&G") and discusses the results of operations for the 1993 year. The analysis focuses on the performance of USF&G's business segments and its investment portfolio. (Note: A glossary of certain terms used in this discussion can be found at the end of this section. The terms are italicized the first time they appear in the text.)

INDEX
 1. Consolidated Results                              34
 2. Property/Casualty Insurance Operations            36
 3. Life Insurance Operations                         42
 4. Parent and Noninsurance Operations                44
 5. Investments                                       45
 6. Financial Condition                               50
 7. Liquidity                                         50
 8. Regulation                                        51
 9. Income Taxes                                      53
10. Glossary of Terms                                 55


1.  Consolidated Results

1.1. SUMMARY OF NET INCOME
The table below shows the major components of net income (loss).

(in millions)                                     1993      1992     1991
Income (loss) from continuing operations before
   income taxes, realized gains, and cumulative
   effect of adopting new accounting standards   $  93     $(113)   $(179)
Realized gains on investments, net                   6       148       38
Loss from discontinued operations                    -        (7)     (32)
Income (loss) from cumulative effect of
  adopting new accounting standards:
    Income taxes                                    90         -        -
    Postretirement benefits                        (52)        -        -
Income tax (expense) benefit                        28         -       (3)
  Net income (loss)                               $165    $   28    $(176)

The major factor contributing to the $137 million increase in net income from 1992 to 1993 was a $200 million improvement in property/casualty insurance UNDERWRITING RESULTS (refer to Section 2.2 in this Analysis). Net realized gains on investments declined by $142 million in 1993 compared with 1992 (refer to Section 5.2 in this Analysis) due to a high level of gains in 1992 realized primarily to enhance capital and surplus and to offset the effect of Hurricane Andrew (refer to Section
2.4 in this Analysis). Net income in 1993 also was favorably impacted by $38 million due to the net effect of the adoption of certain new accounting standards (refer to Section 1.2 of this Analysis). Income tax benefits of $28 million were recognized in 1993 primarily as a result of reducing the valuation allowance on net deferred tax assets (refer to Section 9 in this Analysis). The improvement in net income from 1991 to 1992 was also driven primarily by improved property/casualty insurance underwriting results, as well as the increase in realized gains in 1992.

The table below shows the components of the changes in income from continuing operations before income taxes, realized gains, and the cumulative effect of adopting new accounting standards by major business segment.

(in millions)                                     1993      1992    1991
Property/Casualty insurance                       $182    $  (3)   $ (84)
Life insurance                                      (6)      (4)       5
Parent and noninsurance                            (83)    (106)    (109)
Eliminations                                         -        -        9
Income (loss) from continuing operations before
income taxes, realized gains, and cumulative
effect of adopting new accounting standards      $  93    $(113)   $(179)

The $185 million improvement in the property/casualty insurance segment from 1992 to 1993 occurred as a result of a $72 million reduction in CATASTROPHE LOSSES and an improvement of $128 million in underwriting results excluding catastrophes due primarily to product/market mix management and cost containment strategies (refer to Section 2.2 in this Analysis). These improvements were partially offset by a $42 million reduction in investment income. The life insurance segment's decline of $2 million from 1992 to 1993 primarily resulted from declining investment yields and related declining margins on interest-sensitive products (refer to Section 3.2 in this Analysis). The results for parent and noninsurance operations improved $23 million from 1992 to 1993 primarily due to savings resulting from the fourth quarter 1992 restructuring of the oil and gas investment (refer to Section 4 in this Analysis). Improvement in income from 1991 to 1992 was driven primarily by improved property/casualty results, especially in commercial lines. Income comparisons are also affected by restructuring charges of $51 million in 1992 and $60 million in 1991. There were no restructuring charges in 1993 (refer to Section 1.3 in this Analysis).

1.2. NEW ACCOUNTING STANDARDS
Net income for 1993 included the effect of the implementation of two Statements of Financial Accounting Standards ("SFAS") which resulted in a net increase of $38 million. SFAS No. 109, "Accounting for Income Taxes," increased net income by $90 million as a result of the recogni-tion of net deferred tax assets (refer to Section 9 in this Analysis). This increase was partially offset by a $52 million charge to net income for SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," as a result of the accrual of a liability for the cost of healthcare, life insurance, and other retiree benefits.

USF&G adopted two additional accounting standards which had no effect on net income. SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," increased assets by $1.2 billion with a corresponding increase in liabilities at December 31, 1993, compared with December 31, 1992. This standard requires reinsurance receivables and prepaid reinsurance premiums to be reported separately as assets instead of the previous practice of netting such receivables against the related loss and unearned premium liabilities. This standard also establishes the conditions required for a contract to be accounted for as reinsurance and prescribes income recognition and reporting standards for those contracts. SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," increased the book value of fixed maturities portfolio classified as "available for sale" and shareholders' equity by $222 million as a result of unrealized gains in this portfolio. SFAS No. 115 requires securities classified as available for sale to be reported at market value with unrealized gains and losses reported as a component of shareholders' equity. In addition, the adjustment to the book value of fixed maturities required by SFAS No. 115 resulted in a related $30 million decrease in shareholders' equity for life insurance deferred policy acquisition costs.

1.3. STATUS OF RESTRUCTURING
In 1990, USF&G initiated a broad restructuring program.
Restructuring initiatives began in the fourth quarter of 1990 with charges of $34 million. Net income reflects provisions of $60 million of restructuring charges in 1991 and $51 million in 1992. There were no restructuring charges in 1993.

Since 1990, USF&G has implemented programs to reduce the cost structure of the organization by consolidating branch offices, establishing a regional structure, reducing staff levels, and eliminating certain advertising and promotional expenses. In addition, USF&G has implemented plans to dispose of nonstrategic businesses which resulted in losses from discontinued operations of $7 million, $32 million, and $136 million in 1992, 1991, and 1990, respectively. The implementation of these restructuring and cost containment initiatives and the disposition of discontinued operations have been substantially completed. General and administrative expenses (which do not include commissions, premium taxes and claim expenses) have declined by 31 percent from $635 million in 1990 to $437 million in 1993. Staffing levels have declined by 48 percent from approximately 12,500 employees at December 31, 1990, to approximately 6,500 employees at December 31, 1993.

In 1991, USF&G continued to implement programs to reduce operating expenses. The additional $60 million of restructuring charges incurred in 1991 were both a revision to the original estimates and an expansion of the restructuring program during the year. The costs were related to additional staff reductions and branch consolidations and to the disposition of a subsidiary that developed and marketed computer software to insurance agencies.

In 1992, the property/casualty segment began to implement a regionalization strategy to form separate strategic product and market business units in order to improve marketing and underwriting operations. The related establishment of regional offices and further staff reductions resulted in $46 million of additional restructuring charges. Implementation of these restructuring strategies is expected to be completed in 1994. Restructuring charges of $2 million were incurred in 1992, related to the restructuring of an oil and gas investment. The life insurance segment incurred restructuring costs of $3 million in 1992 to implement a plan to rebalance distribution channels and centralize processing activities. The life insurance and oil and gas investment restructuring actions were essentially completed in 1992.


2.  Property/Casualty Insurance Operations

Property/casualty insurance operations accounted for 85 percent of USF&G's revenues in 1993 and 67 percent of its assets at December 31, 1993. Financial results for this segment are as follows:

(in millions)                                     1993      1992     1991
Premiums earned                                 $2,327    $2,533   $3,018
Losses and loss expenses incurred               (1,758)   (2,088)  (2,545)
Underwriting expenses                             (796)     (872)    (988)
Net underwriting loss                             (227)     (427)    (515)
Net investment income                              433       475      498
Restructuring charges                                -       (46)     (52)
Other revenues and expenses                        (24)       (5)     (15)
Income (loss) before income taxes, realized
  gains, and the cumulative effect of adopting
  new accounting standards                      $  182    $   (3)  $  (84)

Income (loss) before income taxes, realized gains, and the cumulative effect of adopting new accounting standards significantly improved in 1993 primarily due to improved underwriting results (refer to Section 2.2 of this Analysis). Net investment income declined primarily due to the lower interest rate environment in 1993 (refer to Section 5.1 of this Analysis). Restructuring charges relating to staff reductions and other cost containment programs affected results in 1991 and 1992. The fluctuations in other revenues and expenses primarily reflect the decision to eliminate certain policyholders' dividends in 1992 and the reversal in that year of previously accrued but unpaid dividends.

2.1. PREMIUMS EARNED
PREMIUMS EARNED totaled $2.3 billion in 1993, compared with $2.5 billion in 1992 and $3.0 billion in 1991. The table below shows the major components of premiums earned and PREMIUMS WRITTEN.

                                   1993              1992              1991

                      Premiums Premiums Premiums Premiums Premiums Premiums
(in millions)           Earned  Written   Earned  Written   Earned  Written
Branch office voluntary
  production            $1,825   $1,847   $2,172   $1,986   $2,625   $2,523
Voluntary pools and
  associations              45       46       41       44       50       51
Involuntary pools and
   associations            152      133      163      147      247      247
Assumed Reinsurance        305      403      157      243       96      211
Total                   $2,327   $2,429   $2,533   $2,420   $3,018   $3,032

Premiums earned declined 8 percent from 1992 to 1993 and 16 percent from 1991 to 1992 primarily as a result of planned management actions to reduce premium production in unprofitable markets and product lines. The decline in premiums earned of 16 percent from 1991 to 1992 was primarily due to the effects of USF&G's exiting personal lines markets in nine states since 1991, eliminating writing new voluntary workers compensation in 11 states, and reducing exposure to other unprofitable markets. Such actions, combined with adherence to strict underwriting standards, led to further declines in premium volume during 1993, but are designed to continue to improve underwriting results over time. The decrease in premiums has slowed as strategies are implemented to grow business in targeted areas. The significant increase in assumed reinsurance premiums in 1993 is due to the strong demand for reinsurance and the higher premium rates available as a result of the record high catastrophes in 1992 which led to a reinsurance capacity shortage in 1993. However, with the formation of several new reinsurance companies in 1993, capacity has been added to the reinsurance market, which is expected to generate competitive pressure in 1994.

The table below shows premiums earned and the statutory LOSS
RATIOS by lines of property/casualty insurance.

                                               1993                       1992                        1991
                          Premiums        Statutory  Premiums        Statutory   Premiums        Statutory
(dollars in millions)       Earned    %  Loss Ratio    Earned    %  Loss Ratio     Earned    %  Loss Ratio
COMMERCIAL LINES
Auto                        $  399   17%       55.2    $  442   18%       64.5     $  531   18%       75.0
General Liability              351   15        80.9       388   15        99.2        487   16        91.1
Property                       321   14        60.4       332   13        69.5        370   12        67.1
Workers Compensation           152    7       212.3       318   13       121.0        497   16       128.5
  Total Commercial Lines     1,223   53        83.6     1,480   59        86.9      1,885   62        91.6
FIDELITY/SURETY
Fidelity                        18    1         56.1       19    1        24.6         21    1        45.2
Surety                         100    4         49.5       92    3        33.5         96    3        41.6
  Total Fidelity/Surety        118    5         50.5      111    4        32.0        117    4        42.3
PERSONAL LINES
Auto                           504   22         70.8      551   22        73.6        658   22        79.6
Homeowners                     149    6         73.8      184    7       102.2        207    7        87.0
Property                        28    1         66.0       50    2        67.9         55    2        58.4
  Total Personal Lines         681   29         71.2      785   31        80.0        920   31        80.0
ASSUMED REINSURANCE
Finite Risk                    169    7         70.1       74    3        78.9         32    1        76.1
Traditional Risk               136    6         62.1       83    3        72.8         64    2        17.6
  Total Assumed Reinsurance    305   13         67.3      157    6        76.9         96    3        59.1
Total                       $2,327  100%        75.4   $2,533  100%       82.0     $3,018  100%       84.1

The above table illustrates the changes in premium mix from 1991 to 1993. Management's focus on reducing exposure to less profitable lines of insurance has been a key factor in the improved underwriting results. The most dramatic example is the workers compensation line which has a cumulative three-year statutory loss ratio of 139.1 and represented 16 percent of total property/casualty premiums earned in 1991 but only 7 percent in 1993.

2.2. UNDERWRITING RESULTS
Underwriting results generally represent premiums earned less incurred losses, loss adjustment expenses, and underwriting expenses. Property/casualty insurance companies typically have underwriting losses that are offset by investment income.

Underwriting gains (losses) by major business category are as follows:

(in millions)                                      1993     1992     1991
Commercial                                        $(223)   $(343)   $(455)
Fidelity/surety                                      (8)       6       11
Personal                                            (28)    (110)     (97)
Assumed reinsurance                                  32       20       26
  Net underwriting losses                         $(227)   $(427)   $(515)
Voluntary                                         $(176)   $(390)   $(375)
Involuntary                                         (51)     (37)    (140)
  Net underwriting losses                         $(227)   $(427)   $(515)

Consolidated property/casualty GAAP and statutory underwriting ratios are as follows:

                                                  1993      1992     1991
GAAP UNDERWRITING RATIOS:
  Loss ratio*                                     75.6      82.4     84.3
  Expense ratio*                                  34.2      34.4     32.7
  Combined ratio                                 109.8     116.8    117.0
STATUTORY UNDERWRITING RATIOS:
  Loss ratio                                      75.4      82.0     84.1
  Expense ratio                                   33.7      34.9     33.1
  Combined ratio                                 109.1     116.9    117.2

*See Glossary of Terms

Underwriting results in 1993 improved by $200 million and $288 million over 1992 and 1991, respectively. The improvements over 1992 and 1991 resulted from lower incurred losses from catastrophes (refer to Section 2.4 of this Analysis), as well as management's actions to improve product/market mix, apply stricter underwriting standards, and improve claims practices. Excluding catastrophe losses from Hurricane Andrew, which occurred in 1992, the statutory loss ratio improved 3.6 points from 1992 to 1993 and 5.1 points from 1991 to 1992. Hurricane Andrew contributed approximately 3.0 points to the statutory loss ratio in 1992. Underwriting results in the voluntary business for 1993 improved $214 million over 1992 and $199 million over 1991. Underwriting losses from INVOLUNTARY BUSINESS in 1993 were $14 million more than 1992 but were $89 million less than 1991. The improved overall trend in 1993 and 1992 over 1991 reflects management's actions to reduce exposure to involuntary business in states with substantial involuntary market burdens. The increase in involuntary underwriting losses in 1993 over 1992 is primarily due to an assessment of loss reserves from involuntary workers compensation insurance pools.

Underwriting results showed improvement despite continuing competitive pressures, the inflationary claims environment, and the adverse impact of involuntary markets. Competitive pressures continue to depress underwriting results, especially in the pricing of commercial lines products. Competitive pressures include the historic cyclicality of the property/casualty insurance industry pricing environment. These cycles are evidenced by extended periods of overcapacity that adversely affect premium rates, followed by periods of undercapacity resulting in rising rates. The industry has experienced an intense period of price competition since 1987, during which companies have been unable to charge rates sufficient to offset rising claim costs. Some industry analysts are beginning to point to factors such as high catastrophe losses, low interest rates, and reduced reinsurance capacity as indications that the underwriting cycle has started to improve. Other analysts believe that excess surplus capacity still exists in the industry and that pricing pressure will continue. USF&G is unable to predict whether or when the property/casualty insurance cycle will improve but is continuing to manage to long term objectives that include continued underwriting improvements without reliance on a significant cycle turn.

Commercial Lines
Commercial lines products include property, auto, inland marine, workers compensation, and general and umbrella liability coverage for businesses. The commercial lines business has two distinct market segments-middle market and small business. USF&G has further defined the middle market into three strategic business units: service businesses, contractors, and manufacturers to better service customers and become more cost efficient.

The following table shows the components of underwriting results for commercial lines:

(in millions)                                     1993      1992     1991
Premiums written                               $ 1,239   $ 1,355   $1,780
Premiums earned                                $ 1,223   $ 1,480  $ 1,885
Losses                                          (1,014)   (1,299)  (1,728)
Expenses                                          (432)     (524)    (612)
  Net underwriting losses                      $  (223)  $  (343) $  (455)
Voluntary                                      $  (187)  $  (316) $  (341)
Involuntary                                        (36)      (27)    (114)
Net underwriting losses                        $  (223)  $  (343) $  (455)

GAAP and statutory underwriting ratios are as follows:

                                                  1993      1992     1991
GAAP UNDERWRITING RATIOS:
  Loss ratio                                      83.0      87.8     91.7
  Expense ratio                                   35.3      35.4     32.5
  Combined ratio                                 118.3     123.2    124.2
STATUTORY UNDERWRITING RATIOS:
  Loss ratio                                      83.6      86.9     91.6
  Expense ratio                                   34.7      36.3     33.4
  Combined ratio                                 118.3     123.2    125.0

Underwriting results in the commercial lines category improved
$120 million over 1992 and $232 million over 1991. This improvement is primarily the result of the change in the mix of business, as well as the application of stricter underwriting standards and lower catastrophe losses.

In commercial lines, the mix of the least profitable line of business, workers compensation, is decreasing, and the mix of the two most profitable lines of business, auto and property, is increasing. Workers compensation represented 12 percent of premiums earned in commercial lines in 1993, compared with 21 percent in 1992 and 26 percent in 1991, with a cumulative three year statutory loss ratio in this line of 139.1. Commercial auto, with a statutory loss ratio of 55.2 in 1993, increased from 28 percent of commercial lines premiums earned in 1991 to 33 percent in 1993. Commercial property, with a statutory loss ratio of 60.4 in 1993, increased from 20 percent of commercial lines premiums earned in 1991 to 26 percent in 1993.

The involuntary business losses were $9 million more in 1993 than in 1992, but were $78 million less than 1991. The improved involuntary results in 1992 and 1993 compared with 1991 result primarily from management actions to reduce workers compensation premiums which led to reduced participation in the involuntary workers compensation pools. In addition, involuntary underwriting losses in 1991 were adversely affected by a $20 million involuntary pool assessment related to special reserve increases from the National Workers Compensation Reinsurance Pool ("NWCRP").

The statutory loss ratio improved 3.3 points in 1993 from 1992 and 8.0 points in 1993 from 1991. Contributing to this significant improvement over 1992 were losses incurred from Hurricane Andrew which were approximately 1.6 points of the commercial lines 1992 statutory loss ratio. Excluding Hurricane Andrew, USF&G is still experiencing an improved loss ratio trend, which management believes is evidence of the positive effects of the strategies implemented to improve underwriting results.

Although premiums in the commercial lines business have declined since 1990, the 9 percent decline in premiums written in 1993 from 1992 was less than the 24 percent and 18 percent declines in 1992 and 1991, respectively. Excluding workers compensation, the declines in premiums written are 2 percent, 17 percent, and 14 percent in 1993, 1992, and 1991, respectively. State exits and other initiatives which began in 1990 to reduce exposure to unprofitable markets were essentially completed in 1993. During 1994, commercial lines initiatives will focus on penetrating target markets and implementing new products and services with the objective of premium growth.

Fidelity/Surety
The fidelity/surety segment provides contract bonds, financial institution bonds, judicial bonds, and fidelity/surety bonds to commercial businesses, banks, credit unions, and construction companies.

The following table shows the components of underwriting results for fidelity/surety:

(in millions)                                     1993      1992     1991
Premiums written                                  $120      $109     $116
Premiums earned                                   $118      $111     $117
Losses                                             (59)      (36)     (41)
Expenses                                           (67)      (69)     (65)
  Net underwriting gains (losses)                 $ (8)     $  6     $ 11
Voluntary                                         $ (8)     $  6     $ 11
Involuntary                                          -         -        -
  Net underwriting gains (losses)                 $ (8)     $  6     $ 11

GAAP and statutory underwriting ratios are as follows:

                                                  1993      1992     1991
GAAP UNDERWRITING RATIOS:
  Loss ratio                                      50.2      32.3     35.5
  Expense ratio                                   56.6      62.6     55.5
  Combined ratio                                 106.8      94.9     91.0
STATUTORY UNDERWRITING RATIOS:
  Loss ratio                                      50.5      32.0     42.3
  Expense ratio                                   56.4      64.0     56.3
  Combined ratio                                 106.9      96.0     98.6

Fidelity/surety experienced a decline in underwriting results in 1993 due to increased losses. Premiums earned increased approximately 6 percent over 1992 and were consistent with 1991. The increased premiums in 1993 from 1992 related to market expansion strategies. Losses, however, increased $23 million or 64 percent over 1992, primarily as a result of unfavorable loss development on a limited number of prior years' claims. Underwriting expenses have remained generally consistent.

Personal Lines
Personal lines products include auto, homeowners, watercraft and personal excess insurance for individuals and families.

The following table shows the components of underwriting results for the personal lines category:

(in millions)                                     1993      1992     1991
Premiums written                                 $ 653     $ 726    $ 925
Premiums earned                                  $ 681     $ 785    $ 920
Losses                                            (481)     (635)    (736)
Expenses                                          (228)     (260)    (281)
  Net underwriting losses                        $ (28)    $(110)   $ (97)
Voluntary                                        $ (13)    $(100)   $ (71)
Involuntary                                        (15)      (10)     (26)
  Net underwriting losses                        $ (28)    $(110)   $ (97)

GAAP and statutory underwriting ratios are as follows:

                                                  1993      1992     1991
GAAP UNDERWRITING RATIOS:
  Loss ratio                                      70.6      80.9     80.0
  Expense ratio                                   33.5      33.1     30.5
  Combined ratio                                 104.1     114.0    110.5
STATUTORY UNDERWRITING RATIOS:
  Loss ratio                                      71.2      80.0     80.0
  Expense ratio                                   33.9      33.2     30.4
  Combined ratio                                 105.1     113.2    110.4

Management strategies to reduce exposure in unprofitable markets and lines of business improved the underwriting results of the personal lines segment. Strategies that have contributed to the improvement include reunderwriting the auto book of business, applying stricter underwriting standards and reducing exposure in high risk catastrophe areas.

Despite premiums earned decreasing $104 million in 1993 compared with 1992 and $239 million compared with 1991, underwriting results improved $82 million in 1993 over 1992 and $69 million over 1991. The statutory loss ratio improved 8.8 points from 1992 to 1993 (a 3.0 point improvement excluding Hurricane Andrew in 1992) which management believes is evidence of the positive effects of strategies implemented to improve underwriting results.

Underwriting losses from involuntary markets increased $5 million in 1993 compared with 1992, but have improved $11 million compared with 1991. The increase in 1993 losses is due to unfavorable development on prior years claims and costs associated with third party administrators managing the assigned risk involuntary business. The substantially improved involuntary underwriting results in 1993 and 1992 compared with 1991 was a result of USF&G's strategy, initiated in 1990, to withdraw from unprofitable markets in order to reduce adverse loss exposure. Although personal lines premiums have declined since 1990, the 10 percent decline in premiums written in 1993 was less than the 21 percent in 1992. The premium decreases primarily resulted from planned management actions to exit specific states and other unprofitable markets, and to reduce writings in high risk catastrophe areas. Net premium declines in 1993 also reflect the higher cost of ceded reinsurance. During 1994, personal lines initiatives are expected to result in growth in selected target markets; however, continued management of unprofitable markets and high ceded reinsurance costs is expected to offset premium growth in these selected markets.

Assumed Reinsurance
Reinsurance products are managed by F&G Re and marketed through national and international reinsurance brokers. The reinsurance segment has historically produced underwriting gains.

The following table shows the components of underwriting results for assumed reinsurance lines:

(in millions)                                     1993      1992     1991
Premiums written                                 $ 403     $ 243    $ 211
Premiums earned                                  $ 305     $ 157    $  96
Losses                                            (204)     (118)     (40)
Expenses                                           (69)      (19)     (30)
  Net underwriting gains                         $  32     $  20    $  26
Finite risk                                      $   9     $  14    $   7
Traditional risk                                    23         6       19
  Net underwriting gains                         $  32     $  20    $  26

GAAP and statutory underwriting ratios are as follows:

                                                  1993      1992     1991
GAAP UNDERWRITING RATIOS:
Loss ratio                                        66.7      75.0     40.9
Expense ratio                                     22.6      12.1     31.5
Combined ratio                                    89.3      87.1     72.4
STATUTORY UNDERWRITING RATIOS:
Loss ratio                                        67.3      76.9     59.1
Expense ratio                                     24.6      17.0     29.9
Combined ratio                                    91.9      93.9     89.0

During 1993, underwriting results in this category were affected by increased premiums due to the strong demand for reinsurance caused primarily by the shrinking capacity in the international property catastrophe market. New accounting requirements as a result of the issuance of SFAS No. 113 and EITF 93-6 are expected to cause a substantial reduction in the demand for finite risk reinsurance.

2.3. LOSSES INCURRED AND LOSS RESERVES
Losses and loss adjustment expenses incurred totaled $1.8 billion in 1993, compared with $2.1 billion and $2.5 billion in 1992 and 1991, respectively. The reduction is due primarily to lower catastrophe losses, lower premium volume, and actions taken to better manage claims and claim costs and reduce exposures in undesirable markets.

Reserves for unpaid losses and loss expenses totaled $6.3 billion at December 31, 1993, compared with $5.5 billion and $5.7 billion at the end of 1992 and 1991, respectively. The impact of adopting SFAS No. 113 increased reserves by $1.2 billion. This new accounting standard eliminated the previous practice of reporting assets and liabilities net of the effect of reinsurance. Excluding the effects of SFAS No. 113, reserves in 1993 declined 7 percent from 1992 and 10 percent from 1991. This compares to the 8 percent and 23 percent declines in premiums earned in 1993 compared with 1992 and 1991, respectively. Reserve levels have also been reduced as a result of reduced claim activity. The number of outstanding claims at December 31, 1993, declined by 12 percent compared with year-end 1992. The number of new claims reported (excluding catastrophe claims) declined 23 percent from 1991 to 1993.

Catastrophes and individually large claims (claims in excess of $1 million), net of reinsurance, accounted for $245 million, $268 million, and $302 million of incurred losses in 1993, 1992, and 1991, respectively (refer to Section 2.4 of this Analysis). Net of reinsurance, individually large claims and related claims accounted for $177 million of incurred losses in 1993 and $128 million and $229 million in 1992 and 1991, respectively. USF&G seeks to limit its exposure to catastrophe and individually large claims through the purchase of reinsurance (refer to Section 2.5 of this Analysis).

USF&G also categorizes environmental, product liability, other long term exposures such as asbestos and other types of exposures where multiple claims relate to a similar cause of loss (excluding catastrophes) as "common circumstance claims." Total common circumstance claims paid (including loss adjustment expenses) for the period 1985 through 1993 were $343 million. Case reserves (exclusive of bulk reserves) outstanding for such claims were $214 million, $171 million, and $127 million at December 31, 1993, 1992, and 1991, respectively. USF&G's most significant common circumstance claim exposures include negligent construction, environmental, and asbestos claims.

The table below sets forth selected information for each of these three categories:

                                Total Claims Paid
                                   from 1985-1993     Case Reserves at
(in millions)                      (includes LAE)    December 31, 1993
Negligent construction                    $   78                $   74
Environmental                                125                    61
Asbestos                                      81                    45

At December 31, 1993, USF&G had 1,200 active files relating to environmental matters, including 76 coverage disputes. The number of claims under each file may vary significantly. In 1993, approximately 35 percent of paid environmental claims related to matters under which a USF&G insured was a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly referred to as "Superfund", but many of these PRPs were only peripherally involved. Management does not believe that USF&G has material exposure to environmental or asbestos matters in excess of reserves or relative to other large property/casualty insurers because USF&G's customer base generally does not include large manufacturing companies, which tend to incur most of the known environmental and product liability exposures. Many of USF&G's environmental claims relate to small industrial or transportation accidents which individually are unlikely to involve material exposures. In addition, USF&G has recently consolidated handling of common circumstance claims into a specialized unit designed to more effectively manage such claim exposures.

The above discussion regarding common circumstance claims relates solely to USF&G's direct business and does not include exposures assumed through F&G Re or otherwise. Management does not believe that assumed business which includes common circumstance claims involves exposures materially in excess of established reserves.

The level of loss reserves for both current and prior years' claims is continually monitored and adjusted for changing economic, social, judicial, and legislative conditions. Management believes that loss reserves are adequate, but establishing appropriate reserves, particularly with respect to environmental or other long term exposure claims which are the subject of evolving legislative and judicial theories of liability, is highly judgmental and an inherently uncertain process.

2.4. CATASTROPHE LOSSES
Gross catastrophe losses totaled $81 million in 1993, compared with $292 million in 1992. These losses, net of losses ceded to reinsurers, were $68 million in 1993 compared with $140 million in 1992. Gross and net catastrophe losses totaled $73 million in 1991 as no losses were ceded. Catastrophe losses, net of reinsurance, represented 3 percent of premiums earned for the year ended
December 31, 1993, compared with 6 percent and 2 percent for 1992 and 1991, respectively. Catastrophe losses in 1993 included $27 million from the East Coast blizzard in March. The 1992 losses, the highest in USF&G's history, were primarily from Hurricane Andrew in Florida and hailstorms and tornadoes in Kansas and Oklahoma.
The industry as a whole experienced record catastrophe losses in 1992 of approximately $23 billion, over five times the level of industry losses in 1991 of $4 billion. The catastrophe losses in 1991, the third highest in USF&G's history, resulted from a series of storms and tornadoes in the South and Midwest, Hurricane Bob, and the California fires.

2.5. CEDED REINSURANCE
USF&G reinsures portions of its policy risks with other insurance companies or underwriters. Reinsurance allows USF&G to obtain indemnification against losses associated with insurance contracts it has written by entering into a reinsurance contract with another insurance enterprise (the reinsurer). USF&G pays (cedes) an amount to the reinsurer who agrees to reimburse USF&G for a specified portion of any claims paid on business under the reinsured contracts.
Reinsurance gives USF&G the ability to write certain individually large risks or groups of risks, and control its exposure to losses by ceding a portion of such large risks. USF&G's ceding reinsurance agreements are generally structured on a treaty basis whereby all risks meeting a certain criteria are automatically reinsured. Shrinking capacity in the reinsurance market and the high catastrophe losses in recent years have increased prices and reduced the availability of catastrophe reinsurance. Property catastrophe reinsurance costs were $30 million in 1993, compared with $26 million and $21 million in 1992 and 1991, respectively. USF&G's property catastrophe loss retention levels have increased from $23 million in 1992 to approximately $50 million in 1993 at greater cost.

2.6. CAPACITY
A key measure of both strength and growth capacity for property/ casualty insurers is the ratio of premiums written to statutory POLICYHOLDERS' SURPLUS. At year-end 1993, USF&G's premium-to-surplus ratio was 1.4:1, slightly higher than the industry average of 1.3:1, and represents an improvement over 1992's ratio of 1.5:1. Insurance regulators generally accept a ceiling for this ratio of 3.0:1; therefore, at its current ratio, USF&G has the capacity to grow by writing new business.


3.  Life Insurance Operations

Life insurance operations represented 14 percent of USF&G's revenues in 1993 and 34 percent of its assets at December 31, 1993. F&G Life's financial results are as follows:

(in millions)                                     1993      1992     1991
Premiums                                         $ 129     $ 104    $ 169
Net investment income                              321       349      370
Policy benefits                                   (395)     (377)    (437)
Underwriting and operating expenses                (61)      (77)     (94)
Other revenues and expenses                          -         -       (1)
Restructuring charges                                -        (3)      (2)
Income (loss) before income taxes,
  realized gains, and the cumulative
  effect of adopting new accounting standards    $  (6)    $  (4)   $   5

Income (loss) comparisons were affected by increased sales and lower operating expenses offset by lower investment income in 1993. In 1992, F&G Life repositioned itself to become more competitive and service oriented. The repositioning resulted in a broadened product mix and a balanced distribution system. The revised market strategies, new distribution channels, and enhanced customer service are the major factors of the increase in sales in 1993 (refer to Section 3.2 in this Analysis). In addition, strategic repositioning and management actions to reduce costs contributed to a 29 percent decline in operating expenses in 1993 compared with 1992.

3.1. PRODUCTS
F&G Life issues annuity and life insurance products. F&G Life's principal products are structured settlements, deferred annuities
(including tax sheltered annuities), and other annuity products.
Structured settlements are immediate annuities principally sold to the property/casualty company in settlement of insurance claims.

Deferred annuity products accumulate cash values to which interest is credited. In 1993, deferred annuities were credited with interest rates that ranged between 9.0 and 4.5 percent, depending upon the year of issue and interest guarantee duration. The majority of deferred annuities in force were issued with initial interest guarantees from one to six years, with most written between 1988 and 1990 with a six year interest guarantee. The deferred annuities also include provisions for charges if the annuitant chooses to surrender the policy (see
Section 3.3 of this Analysis). After the interest guarantee expires, the interest crediting rates can be adjusted annually on a policy's anniversary date. Deferred annuity products are sold through independent agents, insurance brokers, and national wholesale distributors. F&G Life's tax sheltered annuity products ("TSAs") are deferred annuities that provide retirement income. Tax sheltered annuities are sold through a national wholesale distribution network primarily to teachers.

Other annuities sold by F&G Life primarily consist of single premium immediate annuities ("SPIAs"). SPIAs provide a fixed stream of payments over a fixed period of time or over an individual's lifetime.

F&G Life also markets, primarily through independent agents, universal life ("UL") and term life insurance products. UL insurance provides a death benefit for the life of the insured and accumulates cash values to which interest is credited. Term life insurance provides a fixed death benefit if the insured dies during the contractual period.

3.2. SALES
The following table shows life insurance and annuity sales
(premiums and deposits) by distribution system and product type:

(in millions)                                     1993      1992     1991
DISTRIBUTION SYSTEM
  Direct-structured settlement annuities          $ 66      $ 37     $ 71
  Independent agencies/insurance brokers            60        60       76
  National wholesaler-TSA                           35         -        -
  Member firm/financial institutions                 7         7       62
     Total                                        $168      $104     $209
PRODUCT TYPE
  Structured settlement annuities                 $ 66      $ 37     $ 71
  Single premium deferred annuities                 44        33       70
  Tax-sheltered annuities                           35         -        -
  Other annuities                                   17        23       54
  Life insurance                                     6        11       14
     Total                                        $168      $104     $209

Sales in 1993 were favorably affected by F&G Life's refocus on its marketing and customer service operations. F&G Life's restructuring replaced high fixed cost marketing programs with variable cost distribution channels. New products were designed to meet the needs of targeted customers and to increase sales opportunities. Since the implementation of the program in 1992, 1993 sales increased 62 percent when compared with 1992. In its effort to continue the improvement in sales, F&G Life intends to expand its existing distribution channels while developing other specialized marketing networks. F&G Life will develop new products, in concert with its distribution partners, to meet the needs of its targeted customers. However, given the expectation of continued low interest rates into 1994 and other market forces, there is no assurance that the 1993 improved sales trend will continue. As market interest rates declined in 1992 and 1993, F&G Life likewise lowered the rates offered on its annuity and universal life insurance policies to maintain adequate profit margins. F&G Life's 1992 sales declined by 50 percent from 1991 levels due to the effect of the low interest rate environment and the residual effects of USF&G's restructuring efforts and its credit ratings. Current and projected spreads between investment income and interest credited to policyholders have narrowed but remain positive. Total life insurance in force decreased to $12.1 billion in 1993, compared with $12.4 billion in 1992 and $13.4 billion in 1991. Since 1991, insurance in force has been affected by the decline in life insurance sales and an increase in universal life policy surrenders.

3.3. POLICY SURRENDERS
Deferred annuities and universal life products are subject to surrender. Nearly all of F&G Life's surrenderable annuity policies allow for the refund of the cash value less a surrender charge. Surrender charges provide protection against premature policy surrender. Surrender activity has also been positively affected by the lower interest rate environment since most of the surrenderable annuities have guaranteed crediting rates higher than interest rates currently available. Deferred annuities, which represent 78 percent of surrenderable business, include surrender charges for periods ranging from 5 to 10 years. The majority of business in force was issued with surrender charges that declined from six percent to zero over six years.

Policy surrenders totaled $211 million in 1993, compared with $192 million in 1992 and $586 million in 1991. Surrender activity was significantly reduced from the unusually high level experienced in 1991 when policyholders reacted to negative public perception of the life insurance industry in general, and the annuity business in particular, as well as the uncertainty at that time about USF&G's restructuring efforts. The total ACCOUNT VALUE of F&G Life's surrenderable annuities was $2.6 billion at December 31, 1993, and approximately $229 million was surrenderable at current account value (i.e., without surrender charges) on that date. The surrender charge period on $2.2 billion of F&G Life's single-premium deferred annuity products expires within the next four years. The surrender charge period on $751 million expires during 1994. Management has a conservation program in place to provide holders of policies maturing with renewal options in an effort to provide them with investment alternatives within F&G Life. F&G Life's investments have been structured to provide sufficient liquidity to fund withdrawals. Management believes that F&G Life, with a LIQUID ASSETS TO SURRENDER VALUE of surrenderable business of 126 percent at December 31, 1993, continues to maintain a high degree of liquidity and has the ability to meet surrender obligations for the foreseeable future.

3.4. DEFERRED POLICY ACQUISITION COSTS ("DPAC")
Costs to acquire and issue life insurance policies are generally deferred and amortized in future periods. The recoverability of these amounts is regularly reviewed. In reviewing the assumptions used to amortize DPAC, management analyzes expected policy surrender experience, projected investment spreads, and other criteria.

Policy acquisition costs unfavorably affected results as $8 million, $10 million, and $9 million of normally deferrable costs were expensed in 1993, 1992, and 1991, respectively, because sales levels were not sufficient to support the deferral of such costs. In 1992, $10 million of previously deferred costs were expensed as a result of management's evaluation and subsequent changes in the estimates and assumptions used to amortize these costs. Management considered policy surrenders that, although significantly reduced from 1991 levels, were still considered above "normal," the expectation of future investment yields, and the spread between investment yields and interest credited to policyholders. In 1991, the above normal levels of policy surrenders resulted in the expensing of $20 million of previously deferred costs, which were offset by income from surrender charges of $15 million.
High surrender activity or changes in expected profit margins in future years could have similar negative effects on future results.


4.  Parent and Noninsurance Operations

Parent company interest and other unallocated expenses and net losses from noninsurance operations were as follows:

(in millions)                                     1993      1992     1991
PARENT COMPANY EXPENSES:
  Interest expense                                $(37)    $ (35)   $ (42)
  Unallocated expenses, net                        (35)      (34)     (20)
NONINSURANCE LOSSES:
  Management consulting                             (2)       (4)      (2)
  Oil and gas                                        -       (18)     (17)
  Other noninsurance investments                    (9)      (13)     (22)
Restructuring charges                                -        (2)      (6)
Loss from continuing operations before income
  taxes and realized gains                        $(83)    $(106)   $(109)

Interest expense in 1993 was generally consistent with 1992; however, compared with 1991, interest expense was lower due primarily to declines in outstanding debt and lower rates on short-term debt. As a result of a restructuring, there were no oil and gas operating losses in 1993. During 1992, USF&G incurred $2 million of restructuring charges related to its oil and gas operations. The result of this restructuring was to merge the operations with another oil and gas exploration and production company. In 1993, the successor company issued shares through an initial public offering, thereby reducing USF&G's percentage ownership. The improvement in other noninsurance investments from 1992 to 1993 primarily related to income from notes received from the sale of an investment management subsidiary in 1992. Restructuring charges in 1991 related to revisions to restructuring estimates originally established in the prior year and the expansion of the restructuring program during the year.


5.  Investments

The table below shows the distribution of USF&G's investment portfolio.

                                                         At December 31
                                                    1993      1992     1991
Total Investments (in millions)                  $11,377   $11,346  $12,167
Fixed maturities:
  Held to maturity                                    41%       64%      31%
  Available for sale                                  43        17       44
     Total fixed maturities                           84        81       75
Common and preferred stocks                            1         1        4
Short-term investments                                 3         5       10
Mortgage loans and real estate                         9         9        9
Other invested assets                                  3         4        2
  Total                                              100%      100%     100%

USF&G's investment mix has been repositioned to increase the percentage of high quality fixed-income securities in the portfolio. Long-term fixed maturities comprise 84 percent of total investments at December 31, 1993, compared with 81 percent and 75 percent at December 31, 1992 and 1991, respectively. At December 31, 1990, fixed maturities comprised less than 65 percent of total investments. The general level of investment in fixed maturities is expected to be maintained through 1994. The increased proportion of fixed maturities available for sale at December 31, 1993, compared with prior periods reflects the implementation of SFAS No. 115.

5.1. NET INVESTMENT INCOME
The following table shows the components of net investment income.

                                                  Years Ended December 31
(dollars in millions)                             1993      1992     1991
Net investment income from:
  Fixed maturities                                $721      $739     $711
  Equity securities                                 14        12       29
  Options                                            -        37       65
  Short-term investments                             9        27       73
  Real estate and mortgage loans                    41        50       35
  Other, less expenses                             (36)      (48)     (36)
    Total                                         $749      $817     $877
Average yield                                      6.7%      7.3%     7.8%

Investment results were significantly affected by declining interest rates in 1993. The interest rate environment had a two-pronged effect on net investment income, which decreased 8 percent and 15 percent when compared with 1992 and 1991, respectively. The reduction in interest rates triggered prepayments on mortgage-backed securities and refinancing of debt by long-term borrowers. During 1993, maturities and other repayments of USF&G's fixed maturity investments totaled $1.3 billion and proceeds from fixed maturities sales totaled $1.7 billion. Proceeds from these sales and repayments of fixed maturities were reinvested at substantially lower rates. For 1993, net investment income from fixed maturities decreased by
2.4 percent when compared with 1992 and increased by 1.4 percent when compared with 1991. Average yields on fixed maturities were
7.7 percent, 8.6 percent, and 9.2 percent for the years ended December 31, 1993, 1992, and 1991, respectively.

While interest rate changes have contributed to declines in average yields since 1991, another significant factor was the elimination of option income. Prior to 1993, options were written on a segment of USF&G's fixed maturity portfolio. In 1993, USF&G elected to eliminate its debt option writing program and thereby forfeit option income in order to avoid exposing its fixed maturities to the possibility of being called. Excluding option income the average yield on invested assets was 7.2 percent in 1991 and 7.0 percent in 1992 compared with 6.7 percent in 1993.

The reduction in net investment income from short-term investments since 1991 reflects both the effect of lower interest rates and the reduced level of assets allocated to short-term investments. The sale of income-producing properties combined with losses on equity partnerships were the primary factors in the decline from 1992 to 1993 in real estate and mortgage loan investment income.

Management does not anticipate a significant increase in interest rates during 1994. Therefore, it is likely that net investment income will decline further in 1994 as prepayments and maturities continue and proceeds are reinvested at continued low rates.

5.2. REALIZED GAINS (LOSSES)
The components of net realized gains (losses) include the following:

                                                  Years Ended December 31
(in millions)                                     1993      1992     1991
Net gains (losses) from sales:
  Fixed maturities                                $ 79      $179     $157
  Equities and options                               5        52       (2)
  Real estate and mortgage loans                     6        (3)      (3)
  Other                                              -        11      (44)
     Total net gains                                90       239      108
Provisions for impairment:
  Fixed maturities                                 (10)      (20)     (15)
  Equities                                          (8)        -      (18)
  Real estate                                      (51)      (43)     (29)
  Other                                            (15)      (28)       -
     Total provisions                              (84)      (91)     (62)
Losses due to portfolio restructuring                -         -       (8)
  Net realized gains                              $  6      $148    $  38

To more effectively match the duration of its investments with its life insurance liabilities, USF&G repositioned a portion of its fixed maturity investments in 1993. The related sales of fixed maturities were the primary reason for net gains of $90 million in 1993. Investment sales to offset declines in capital and statutory surplus caused by catastrophe losses and other sales as part of USF&G's portfolio repositioning resulted in net gains of $239 million and $108 million in 1992 and 1991, respectively. In 1992, USF&G realized $52 million of gains on equities and reallocated the proceeds to relatively less volatile fixed maturities.

To reflect impairments in the value of certain of its investments, USF&G made provisions for impairment of $84 million in 1993 compared with $91 million in 1992 and $62 million in 1991. Real estate provisions in 1993 primarily related to specific properties either sold in 1993 or expected to be sold in the near term. These properties were written down to net realizable value with corresponding increases to real estate reserves. Similar real estate provisions were taken in 1992 and 1991 to reflect both changes in circumstances related to specific properties and general real estate market deterioration. The recognition of other than temporary impairments on two equity holdings which were subsequently sold during 1993 and one investment where USF&G holds a minority interest were key elements in net realized losses of $3 million on equities and $15 million on other invested assets in 1993.

5.3. UNREALIZED GAINS (LOSSES)
The components of the changes in unrealized gains (losses) were as follows:

                                                  Years Ended December 31
(in millions)                                     1993      1992     1991
Equity securities                                 $ 23      $(39)    $ 47
Fixed maturities available for sale                222         -        -
Deferred policy acquisition cost adjustment        (30)        -        -
Other                                                8        29      (10)
  Total                                           $223      $(10)    $ 37

USF&G's adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," favorably impacted shareholders' equity as market value changes in fixed maturities available for sale were reflected in unrealized gains on investments in 1993. Unrealized gains on fixed maturities classified as "available for sale" were $222 million at December 31, 1993. Prior to adoption of SFAS No. 115, appreciation on fixed maturities was not included as a component of shareholders' equity. This was partially offset by a DPAC adjustment reflecting assumptions about the effect of potential asset sales on future DPAC amortization should the unrealized gains on assets matched to certain life insurance liabilities be realized and the proceeds reinvested at lower rates. Under this scenario margins on annuity products could potentially be reduced, leading to an acceleration of DPAC amortization. Appreciation in the equity portfolio and several stock funds as well as the partial sale of a foreign equity holding which had an unrealized loss at December 31, 1992, also contributed to the favorable change in unrealized gains. A reduction in unrealized gains of $10 million occurred in 1992 largely due to the realization of gains on the sale of equities offset by the elimination of unrealized losses on written options. A general appreciation in the equity markets resulted in a $47 million increase in unrealized gains on equity securities in 1991.

5.4. FIXED MATURITY INVESTMENTS
The tables below detail the composition of the fixed maturity portfolio.

                                                       At December 31
(dollars in millions)                             1993      1992     1991
U. S. Government bonds                          $  308    $  554   $2,613
Corporate investment-grade bonds                 4,866     3,103    1,806
Mortgage-backed securities                       2,403     3,824    3,174
Asset-backed securities                          1,149       995      793
High-yield bonds*                                  562       522      433
Tax-exempt bonds                                    48        71      173
Other                                                6       136      121
   Total fixed maturities at amortized cost     $9,342    $9,205   $9,113
Total market value of fixed maturities          $9,699    $9,319   $9,486
Net unrealized gains                            $  357    $  114   $  373
Percent market-to-amortized cost                   104%      101%     104%

* See Glossary of Terms

                                             At December 31
                                 1993              1992              1991
                     Amortized Market  Amortized Market  Amortized Market
(in millions)              Cost  Value       Cost  Value       Cost  Value
Fixed maturities:
  Held to maturity      $4,661 $4,796     $7,218 $7,290     $3,749 $3,880
  Available for sale     4,681  4,903      1,987  2,029      5,364  5,606
  Total                 $9,342 $9,699     $9,205 $9,319     $9,113 $9,486

In compliance with SFAS No. 115, USF&G classified 50 percent of its fixed maturity portfolio as "available for sale." Management believes that this level of securities available for sale is adequate for USF&G to meet its operating liquidity needs and provides the flexibility necessary to respond to changes in the investment markets. Securities classified as "available for sale" are carried at market value with unrealized gains and losses included in shareholders' equity. At December 31, 1993, unrealized gains were $222 million. Securities classified as "held to maturity", which are carried at amortized cost, had unrealized gains of $135 million at December 31, 1993. Prior to the adoption of SFAS No. 115, gains on fixed maturities were not recognized in USF&G's financial statements until the gains were realized at the time of sale. Such unrealized gains on fixed maturities available for sale were $42 million and $242 million at December 31, 1992 and 1991, respectively. Unrealized gains on securities classified as "held to maturity" were $72 million and $131 million at December 31, 1992 and 1991, respectively. Declining interest rates, which resulted in rising bond prices, were responsible for the three percentage point increase from 1992 to 1993 in the fixed maturity portfolio's overall market-to-amortized cost ratio.

The effect on fixed maturities of falling interest rates was most evident in the decline in holdings of mortgage-backed securities during 1993. Investments in mortgage-backed securities declined 37 percent and 24 percent when compared with holdings at December 31, 1992 and 1991, respectively, due primarily to the reallocation of principal prepayments to corporate investment grade bonds. Declining interest rates in 1993 led to the prepayment of a significant portion of USF&G's mortgage-backed portfolio. Proceeds from these prepayments, combined with other sales proceeds, were invested in corporate investment grade securities to maintain a balance of sufficient credit quality and overall portfolio yield. While subject to the prepayment risk experienced during 1993, credit risk related to mortgage-backed securities is believed to be minimal as 99 percent of such securities at December 31, 1993, have AAA ratings or are collateralized by obligations of the U. S. Government or its agencies.

Debt obligations of the U. S. Government and its agencies and other investment-grade bonds comprised 94 percent of the portfolio at December 31, 1993, compared with 93 percent at both December 31, 1992 and 1991. The table below shows the credit quality of the long-term fixed maturity portfolio as of December 31, 1993.

                                                        Percent Market-
                            Amortized           Market     to-Amortized
(dollars in millions)            Cost Percent    Value             Cost
U. S. Government and
   U. S. Government Agencies   $2,351     25%   $2,453             104%
AAA                             1,808     19     1,866             103
AA                              1,305     14     1,342             103
A                               2,296     25     2,390             104
BBB                             1,020     11     1,055             103
Below BBB                         562     6        593             106
Total                          $9,342   100%    $9,699             104%

USF&G's holdings in high-yield bonds comprised six percent of the total fixed maturity portfolio at December 31, 1993, compared with five percent of the portfolio at December 31, 1992 and 1991. The high-yield bond market-to-amortized cost ratio has improved three percentage points and seven percentage points compared with December 31, 1992 and 1991, respectively. Of the total high-yield bond portfolio, 69 percent is held by the life insurance segment, representing 9 percent of the life segment's total investments. The table below illustrates the credit quality of the high-yield bond portfolio at December 31, 1993.

                                                        Percent Market-
                            Amortized           Market     to-Amortized
(dollars in millions)            Cost Percent    Value             Cost
BB                               $352      63%    $369              105%
B                                 209      37      218              104
CCC and lower                      10       2        6               60
Valuation allowance                (9)     (2)       -                -
  Total                          $562     100%    $593              106%

The information on credit quality in the preceding two tables is based upon the higher of the rating assigned to each issue of fixed-income bonds by either Standard & Poor's or Moody's. Where neither Standard & Poor's nor Moody's has assigned a rating to a particular fixed maturity issue, classification is based on
1) ratings available from other recognized rating services;
2) ratings assigned by the NAIC; or 3) an internal assessment of the characteristics of the individual security if no other rating is available.

At December 31, 1993, USF&G's five largest investments in high-yield bonds totaled $86 million in book value and had a market value of $90 million. None of these investments individually exceeded $28 million. USF&G's largest single high-yield bond exposure represented 5 percent of the high-yield portfolio and 0.3 percent of the total fixed maturity portfolio.

5.5. REAL ESTATE
The table below shows the components of USF&G's real estate portfolio.

                                                     At December 31
(in millions)                                     1993      1992     1991
Mortgage loans                                   $ 302    $  186   $  291
Equity real estate                                 793       926      864
Reserves                                          (108)     (108)     (88)
  Total                                          $ 987    $1,004   $1,067

The increased allocation to mortgage loans in 1993 reflects a strategy of maintaining a generally consistent level of real estate assets while allocating more funds to traditional mortgage loans and reducing real estate equity-type investments.

USF&G's real estate investment strategy emphasizes diversification by geographic region, property type, and stage of development. The diversification of USF&G's mortgage loan and real estate portfolio is as follows:

                                                       At December 31
                                                  1993      1992     1991
GEOGRAPHIC REGION
  Pacific/Mountain                                  33%       33%      31%
  Southeast                                         22        22       23
  Mid-Atlantic                                      19        17       17
  Midwest                                           18        19       20
  Southwest                                          5         6        6
  Northeast                                          3         3        3
TYPE OF PROPERTY
  Office                                            37%       33%      34%
  Land                                              27        28       25
  Apartments                                        19        16       18
  Industrial                                         9        11       11
  Retail/other                                       6        10        8
  Timberland/Agriculture                             2         2        4
DEVELOPMENT STAGE
  Operating property                                73%       72%      75%
  Land development                                  16        17       14
  Land packaging                                    11        11       11

Real estate investments are generally appraised at least once every three years. Appraisals are obtained more frequently under certain circumstances such as when there are significant changes in property performance or market conditions. All of these appraisals are performed by professionally certified appraisers.

USF&G's five largest real estate investments had a book value of $322 million at December 31, 1993. The largest single investment was $89 million, or eight percent of the total real estate portfolio.

Mortgage loans and real estate investments not performing in accordance with contractual terms, or performing significantly below expectation, are categorized as nonperforming. NONPERFORMING REAL ESTATE investments totaled $249 million at December 31, 1993, which represented declines of 28 percent and 37 percent, respectively, when compared with December 31, 1992 and 1991. The reduction in nonperforming real estate was driven by operating improvements in properties warranting reclassification to performing real estate, the sale of certain nonperforming real estate properties, and write-downs on specific properties.

The book value of the components of nonperforming real estate were as follows:

                                                 Book Value At December 31
(dollars in millions)                             1993      1992     1991
Loans not current as to interest or principal     $  -      $  -     $ 72
Restructured loans and investments                   4         4       21
Real estate held as in-substance foreclosure        14        15        4
Real estate acquired through foreclosure or
  deed-in-lieu of foreclosure                      121       190      157
Land investments                                    57        71       60
Nonperforming equity investments                    53        66       79
  Total nonperforming real estate                 $249      $346     $393
Real estate reserves                              $108      $108     $ 88
Reserves/nonperforming real estate                  43%       31%      22%

Valuation allowances are established for impairments of mortgage loans and real estate equity values based on periodic evaluations of the operating performance of the properties and their exposure to declines in value. The allowance totaled $108 million, or 10 percent of the entire real estate portfolio, at both December 31, 1993 and 1992. In 1991, the allowance was $88 million, which represented 8 percent of the total real estate portfolio. In light of USF&G's current plans with respect to the portfolio, management believes the allowance at December 31, 1993, adequately reflects the current condition of the portfolio. Should deterioration occur in the general real estate market or with respect to individual properties in the future, additional reserves may be required. Prospectively, efforts will continue to reduce risk and increase yields in the real estate portfolio by selling equity real estate when it is advantageous to do so and reinvesting the proceeds in medium-term mortgage loans.


6.  Financial Condition

6.1. ASSETS
USF&G's assets totaled $14.3 billion at December 31, 1993, compared with $13.1 billion and $14.5 billion at the end of 1992 and 1991, respectively. The $1.2 billion increase in 1993 is primarily due to the implementation of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" (refer to Section 1.2 in this Analysis).

6.2. DEBT
USF&G's debt totaled $618 million at December 31, 1993, compared with $616 million and $677 million at December 31, 1992 and 1991, respectively. The increase in debt from 1992 to 1993 is attributable to $5 million of additional debt resulting from a change in percentage ownership of a real estate limited partnership, offset by a $3 million repayment of industrial revenue bonds by the property/casualty segment. Real estate debt is project related and generally depends on the project's cash flow to provide debt service. As a result of entering into currency swap agreements, there was no effect on net income from translation of non-U.S. dollar denominated debt.

6.3. SHAREHOLDERS' EQUITY
USF&G's shareholders' equity totaled $1.51 billion at December 31, 1993, $1.27 billion at December 31, 1992, and $1.32 billion at December 31, 1991. The increase in 1993 was the result of an increase in unrealized gains on investments primarily related to the implementation of SFAS No. 115 (refer to Section 1.2 in this Analysis) which, as a result of recording fixed maturity investments available for sale at market value, increased shareholders' equity by $222 million. This was offset by a $30 million adjustment in unrealized losses related to DPAC (refer to Section 5.3 in this Analysis). Additionally, net income of $165 million and an increase of $6 million in paid-in capital due to the exercise of stock options and the granting of stock awards pursuant to the 1993 Stock Plan for Non-Employee Directors increased shareholders' equity. These increases in equity were reduced by an $85 million minimum pension liability which was recorded due to the declining interest rate environment in 1993 and a related decrease in the discount rate assumed to estimate the present value of pension benefit obligations. Dividends to shareholders reduced equity by $66 million. Common stock dividends declared in 1993, 1992, and 1991 totaled $17 million per year. Annual preferred stock dividends declared in 1993 and 1992 totaled $48 million per year, compared with $37 million in 1991.

6.4. CAPITAL STRATEGY
Subject to capital market conditions, over the next two years USF&G plans to refinance up to approximately $600 million of debt. In anticipation of the expiration in 1995 of the short-term bank credit facility, it is expected that the $375 million balance outstanding at December 31, 1993 will be refinanced with longer term debt and that a reduced short-term facility will be renegotiated. Where opportunities exist, other outstanding debt may be refinanced at lower interest rates. In addition, depending upon the market value of its common stock, USF&G plans to call for redemption the Series C Preferred Stock and a portion of the Series B Preferred Stock under circumstances which will result in shares of those series of preferred stock being converted to common stock.


7.  Liquidity

Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. USF&G requires cash primarily to pay policyholders' claims and benefits, debt and dividend obligations, and operating expenses. USF&G's sources of cash include cash flow from operations, credit facilities, and sales of marketable securities and other assets. Management believes that internal and external sources of cash will continue to exceed USF&G's short and long-term needs. In January 1994, USF&G filed a shelf registration statement with the Securities and Exchange Commission. As of its effective date in February 1994, USF&G had $647 million in aggregate unissued debt, preferred stock and common stock (and warrants to purchase debt and equity securities) registered. These securities may be issued from time to time, depending on market conditions. This shelf amount was reduced by $126 million in proceeds received from the March 1994 issuance of zero coupon convertible subordinated notes.

7.1. CASH FLOW FROM OPERATIONS
USF&G had cash flow from continuing operations of $87 million in 1993 and $99 million in 1992, compared with negative cash flow from continuing operations of $4 million in 1991. The primary factors contributing to the decrease in cash flow for 1993 in comparison with 1992 were a decline in premiums and investment income in the property/casualty segment, offset by a reduction in loss payments and operating expenses.

7.2. CREDIT FACILITIES
USF&G maintains a $700 million committed credit facility with a group of foreign and domestic banks. Borrowings outstanding under the credit facility totaled $375 million at December 31, 1993, 1992, and 1991. This credit facility expires in 1995. The credit agreement contains restrictive covenants, defined in the agreement, pertaining to indebtedness and tangible net worth levels. USF&G was in compliance with these covenants at December 31, 1993, 1992, and 1991.

7.3. MARKETABLE SECURITIES
USF&G's fixed maturity, equity, and short-term investment portfolios are liquid and represent substantial sources of cash. Fixed maturities are classified as "held to maturity" if USF&G has both the ability and intent to hold the securities until maturity or near maturity. Fixed maturities that may be sold prior to maturity are classified as "available for sale." The market value of fixed maturities held to maturity was $4.8 billion at December 31, 1993, which represents
103 percent of amortized cost. Fixed maturities available for sale had a market value of $4.9 billion at December 31, 1993, which represents 105 percent of amortized cost. At year-end, equity securities, which are reported at market value in the balance sheet, totaled $135 million. Short-term investments totaled $322 million.

7.4. LIQUIDITY RESTRICTIONS
There are certain restrictions on the payment of dividends by insurance subsidiaries that may limit USF&G's ability to receive funds from its insurance subsidiaries. The Maryland Insurance Code requires the Maryland Insurance Commissioner's prior approval for any dividend payments during a twelve-month period from a Maryland subsidiary, such as USF&G Company, to its holding company which exceed 10 percent of policyholders' surplus as of the prior calendar year end. In addition, notice of any other dividend must be given to the Maryland Insurance Commissioner prior to payment, and the Commissioner has the right to prevent payment of such dividend if it is determined that such payment could impair the insurer's surplus or financial condition. USF&G Company's policyholders' surplus at December 31, 1993, totaled $1.5 billion. USF&G's insurance subsidiaries' admitted assets for statutory purposes included a total of approximately $245 million in receivables from the parent and affiliated companies. Dividends of approximately $154 million are currently available for payment to USF&G from USF&G Company during 1994 without prior regulatory approval. Dividends paid to USF&G totaled $125 million in 1993 and 1992, compared with $127 million in 1991.


8.  Regulation

8.1. GENERAL
USF&G's insurance subsidiaries are subject to extensive regulatory oversight in the jurisdictions where they do business. This regulatory structure, which generally operates through state insurance departments, involves the licensing of insurance companies and agents, limitations on the nature and amount of certain investments, restrictions on the amount of single insured risks, approval of policy forms and rates, limitations on dividends, limitations on the ability to withdraw from certain lines of business such as personal lines and workers compensation, and other matters. Recently, there has been increased scrutiny of the insurance regulatory framework. A number of state legislatures have considered or enacted legislation that alters and, in many cases, increases state authority to regulate insurance companies. Proposals to adopt a federal regulatory framework have also been discussed recently. It is not possible to predict the future impact of increasing state or potential federal regulation on USF&G's operations.

8.2. PROPOSITION 103
In November 1988, California voters passed Proposition 103, which required insurers doing business in that state to rollback property/ casualty premium prices in effect between November 1988 and November 1989 to 1987 levels, less an additional 20 percent discount, unless an insurer could establish that such rate levels threatened its solvency. As a result of a court challenge, the California Supreme Court ruled in May 1989 that an insurer does not have to face insolvency in order to qualify for exemption from the rollback requirements and is entitled to a "fair and reasonable return." Significant controversy has surrounded the numerous regulations proposed by the California Insurance Department, which would be used to determine whether rate rollbacks and premium refunds are required by insurers. Some of the Insurance Department's proposals were disapproved by the California Office of Administrative Law ("OAL"), which is responsible for the review and approval of such regulations. The most recent regulations proposed by the Insurance Department have not yet been reviewed by the OAL, pending a recent court challenge by various insurers to the Department's authority to issue such regulations. On February 25, 1993, the trial judge presiding over that court challenge voided substantial parts of the regulations proposed by the Insurance Department.
The court held that the Insurance Department's regulations exceeded the Department's authority by setting rates based upon an across-the-board formula. The court indicated that rates and what constitutes a reasonable return would have to be determined individually for each insurer and that the Department's authority was to approve or disapprove rates proposed by insurers rather than setting rates which cannot vary from a prescribed formula. An appeal is currently pending before the California Supreme Court.

During 1989, less than five percent of USF&G's total premiums were written in the State of California. USF&G believes that the returns it received, both during and since the one-year rollback period, have not exceeded the "fair and reasonable return" standard. Additionally, based on the long history of events and the significant uncertainty about the Insurance Department's regulations, management does not believe it is probable that the revenue recognized during the rollback period will be subject to a material refund. Management believes that no premium refund should be required for any period after November 8, 1988, but that any rate rollbacks and premium refunds, if ultimately required, would not have a material adverse effect on USF&G's financial position.

8.3. MAINE "FRESH START" LITIGATION
In 1987, the State of Maine adopted workers compensation reform legislation which was intended to rectify historic rate inadequacies and encourage insurance companies to reenter the Maine voluntary workers compensation market. This legislation, which was popularly known as "Fresh Start," required the Maine Superintendent of Insurance to annually determine whether the premiums collected for policies written in the involuntary market and related investment income were adequate on a policy-year basis. The Superintendent was required to assess a surcharge on policies written in later policy years if it was determined that rates were inadequate. Assessments were to be borne by workers compensation policyholders, except that for policy years beginning in 1989 the Superintendent could require insurance carriers to absorb up to 50 percent of any deficits if the Superintendent found that insurance carriers failed to make good faith efforts to expand the voluntary market and depopulate the residual market. Insurance carriers which served as servicing carriers for the involuntary market would be obligated to pay 90 percent of the insurance industry's share. The Maine Fresh Start statute requires the Superintendent to annually estimate each year's deficit for seven years before making a final determination with respect to that year.

In March 1993, the Superintendent affirmed a prior Decision and Order (known as the "1992 Fresh Start Order") in which he, among other things, found that there were deficits for the 1988, 1989, and 1990 policy years, and that insurance carriers had not made a good faith effort to expand the voluntary market and consequently were required to bear 50 percent of any deficits relating to the 1989 and 1990 policy years. The Superintendent further found that a portion of these deficits were attributable to servicing carrier inefficiencies and poor investment practices and ordered that these costs be absorbed by insurance carriers. Also, in May 1993 the Superintendent found that insurance carriers would be liable for 50 percent of any deficits relating to the 1991 policy year (the "1993 Fresh Start Order"), but indicated that he would make no further determinations regarding the portions of any deficits attributable to alleged servicing carrier inefficiencies and poor investment practices until his authority to make such determinations was clarified in the various suits involving prior Fresh Start orders.

USF&G was a servicing carrier for the Maine residual market in 1988, 1989, 1990, and 1991. USF&G withdrew from the Maine voluntary market and as a servicing carrier effective December 31, 1991. USF&G has joined in an appeal of the 1992 Fresh Start Order which was filed April 5, 1993, in a case captioned The Hartford Accident and Indemnity Company, et al., v. Superintendent of Insurance filed in Superior Court, State of Maine, Kennebec. In addition to The Hartford Accident and Indemnity Company and USF&G, the National Council of Compensation Insurance ("NCCI") and several other insurance companies which were servicing carriers during this time frame have instituted similar appeals. These appeals will be heard on a consolidated basis in a case captioned National Council of Compensation Insurance, et al., v. Atchinson. USF&G is seeking, among other things, to have the court set aside the Superintendent's findings that the industry did not make a good faith effort to expand the voluntary market and is responsible for deficiencies resulting from alleged poor servicing and investments. Similar appeals of the Superintendent's 1993 Fresh Start Order have been filed by USF&G, the NCCI and several other servicing carriers in the same court. The appeals of the 1993 Fresh Start Order will be heard on a consolidated basis in a case captioned The National Council of Compensation Insurance, et al., v. Atchinson.

Estimates of the potential deficits vary widely and are continuously revised as loss and claims data matures. If the Superintendent were to prevail on all issues, then the range of liability for USF&G, based on the most recent estimates provided by the Superintendent and the NCCI, respectively, could range from approximately $12 million to approximately $19 million. However, USF&G believes that it has meritorious defenses and has determined to defend the actions vigorously.

8.4. INVOLUNTARY MARKET PLANS
Most states require insurers to provide coverage for less desirable risks through participation in mandatory programs.
USF&G's participation in assigned risk pools and similar plans, mandated now or in the future, creates and is expected to create downward pressure on earnings.

8.5. WITHDRAWAL FROM BUSINESS LINES
Some states have adopted legislation or regulations restricting or otherwise limiting an insurer's ability to withdraw from certain lines of business. Such restrictions are most often found in personal lines and workers compensation insurance. Such restrictions limit USF&G's ability to manage its exposure to unprofitable lines and adversely affects earnings to the extent USF&G is required to continue writing unprofitable business.

8.6. GUARANTY FUNDS
Insurance guaranty fund laws have been adopted in most states to protect policyholders in case of an insurer's insolvency. Insurers doing business in those states can be assessed for certain obligations of insolvent companies to policyholders and claimants. These assessments, under certain circumstances, can be credited against future premium taxes. Net of such tax credits, USF&G incurred
$15 million of guaranty fund expense in 1993 and $13 million in 1992.

Financial difficulties of certain insurance companies over the past several years could result in additional assessments that would have a negative impact on future earnings. State laws limit the amount of annual assessments which are based on percentages (generally two percent) of assessable annual premiums in the year of insolvency. The amount of these assessments cannot be reasonably estimated and is not expected to have a material adverse effect on USF&G's financial position.

8.7. NAIC PROPOSALS
The National Association of Insurance Commissioners ("NAIC") has proposed several model laws and regulations which are in varying stages of discussion. The NAIC has adopted model regulations which establish minimum capitalization requirements based on a "risk-based capital" formula. One version of this model regulation is applicable for life insurers with respect to their financial position as of December 31, 1993. A second version was adopted by the NAIC in December 1993 for implementation by property/casualty insurers in 1995 with respect to their financial position as of December 31, 1994. The statutory "risk adjusted" capital of USF&G Company and
F&G Life as of December 31, 1993, were such that no regulatory action would be required (assuming that the NAIC model regulation applied to property/casualty insurers in 1993). The NAIC has also proposed a Model Investment Law which prescribes the investments that are permissible for property/casualty and life insurers to hold.
Adoption of this model law is targeted for September 1994, at the earliest. It is not expected that the final adoption of these regulations by the NAIC will result in any material adverse effect on USF&G's liquidity or financial position.

8.8. NATIONAL HEALTH CARE
President Clinton has presented a
proposal to enact a comprehensive national health care system. One component of this proposal would merge the medical payment system for workers compensation and the medical payments component of automobile insurance into a single health care system. Although some form of the Administration's national health care proposal may be enacted, it is unclear whether any such legislation will address workers compensation or personal automobile insurance. Several alternatives currently being discussed would not have a significant impact on the workers compensation system, while others could have a significant effect. The likelihood of passage of any particular form of legislation cannot be predicted at this time. It is too early to predict the impact of any such legislation on USF&G.

8.9. SUPERFUND
The Comprehensive Environmental Response, Compensation and
Liability Act ("CERCLA"), more commonly known as Superfund, is currently scheduled to be reauthorized in 1994. Insurance companies, other businesses, environmental groups and municipalities are advocating a variety of reform proposals to revise the cleanup and liability provisions of CERCLA. No reliable prediction can be made as to the ultimate outcome of the legislative deliberations regarding the reauthorization of CERCLA or the effect any revisions could have on USF&G.

8.10. INSURANCE REGULATORY INFORMATION SYSTEM
The NAIC's Insurance Regulatory Information System ("IRIS") ratios are intended to assist state insurance departments in their review of the financial condition of insurance companies operating within their respective states. IRIS specifies eleven industry ratios and establishes a "usual range" for each ratio. Significant departure from a number of ratios may lead to inquiries from state insurance regulators. As of December 31, 1993, USF&G was within the "usual range" for all IRIS ratios.


9.  Income Taxes

Effective January 1, 1993, USF&G changed its method of accounting for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." This standard requires recognition of future tax benefits attributable to net operating loss carry-forwards ("NOLs") and to deductible temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is required if it is more likely than not that some or all of the deferred tax asset may not be realized. A $90 million tax benefit was recorded in income as a cumulative effect of adopting this new accounting standard. As a result of the enactment of the Omnibus Budget Reconciliation Act of 1993 which increased the corporate tax rate to 35 percent, an additional $3 million deferred tax benefit was recognized.

At December 31, 1993, USF&G has recorded a $119 million net deferred tax asset, representing that in the opinion of management it is more likely than not that there will be sufficient future taxable income to result in the realization of this benefit. Total deferred tax assets attributable to deductible temporary differences and NOLs totaled $944 million and total deferred tax liabilities totaled $343 million. Significant temporary differences include deferred policy acquisition costs, loss reserve discounting, and unrealized gains and losses. USF&G recorded a valuation allowance of $482 million to offset the gross deferred tax assets.

Management believes there will be sufficient taxable income to absorb all existing NOLs; but, in light of the guidance in the standard, believes it is appropriate to establish an allowance. USF&G will evaluate the realizability of the deferred tax asset periodically and assess the need for a change in the valuation allowance.

A valuation allowance is established based on an evaluation of positive and negative evidence as to the likelihood of realizing some or all of the deferred tax asset. The primary negative evidence that existed was the cumulative losses resulting from 1991. The positive evidence included 1) the forecast of future taxable income sufficient to recover some tax benefit within three to five years; 2) a tax planning strategy identified to generate future income, if necessary; 3) the return to profitability in 1992 and 1993; 4) the sources of the losses in 1991, which are not likely to recur given the restructuring actions taken; and 5) a history of substantial NOLs in prior years being fully utilized.

Management's determination that it is more likely than not that a $119 million deferred tax benefit will be realized is based on the identification of two primary sources of taxable income:
1) forecasted future taxable income generated and 2) a prudent and feasible tax strategy to generate taxable income to prevent NOLs from expiring, if necessary. Based on USF&G's history of prior earnings, particularly for the core insurance business, and its expectations in the future as a result of restructuring actions taken to reduce costs and achieve long-term profitability, management believes ordinary income of the Corporation will be sufficient to realize at least $103 million of tax benefit. Management has evaluated forecasted future income within three to five years and judgmentally discounted the later years due to the greater uncertainty of forecasting these later years. Management has identified a specific tax strategy that would result in the realization of $16 million of deferred tax assets. Realization of the deferred tax asset is dependent, in whole or in part, on USF&G's ability to generate future taxable income from ordinary and recurring operations. Based on USF&G's evaluation, approximately $340 million of future taxable income would need to be generated over the tax carry-forward period to realize the $119 million deferred tax asset.

USF&G has NOLs of $634 million ($222 million tax-effected at a 35 percent corporate rate), which expire as follows: $38 million in 2001, $191 million in 2005, and $405 million in 2006. The NOLs available for future utilization were generated primarily by the noninsurance businesses of USF&G and nonrecurring charges related to the business restructuring program. A majority of these noninsurance businesses that caused a significant drain on prior earnings have been sold, divested, or liquidated by USF&G. Management believes the results of the restructuring actions, including the disposal of noninsurance businesses, will allow USF&G to resume its previous history of earnings.

Future levels of net income and taxable income from the core insurance operations are dependent on several factors including general economic or specific insurance industry conditions and competitive pressures that may lead to unplanned premium declines or adversely impact voluntary and involuntary loss experience. Other factors that could impact future net income include catastrophe losses, a continued reduction in interest rates, or a further decline in the real estate market. Because of the risk factors indicated as well as other factors beyond the control of management, no assurance can be given that sufficient taxable income will be generated to utilize the NOLs or otherwise realize the deferred tax assets. However, management has considered these factors in reaching its conclusion that it is more likely than not that there will be sufficient future taxable income to result in the realization of the recorded $119 million deferred tax asset.

USF&G's tax returns have not been reviewed by the Internal Revenue Service ("IRS") since 1989 and the availability of the NOLs could be challenged by the IRS upon review of returns through 1992. Management believes, however, that IRS challenges that would limit the recoverability of $119 million in tax benefits are unlikely, and adjustments to the tax liability, if any, for years through 1993 will not have a material adverse effect on USF&G's financial position.


10.  Glossary of Terms

Account value: Deferred annuity cash value available to policyholders before the assessment of surrender charges.

Catastrophe losses: Property/casualty insurance claim losses resulting from a sudden calamitous event, such as a severe storm, are categorized as "catastrophes" when they meet certain severity and other criteria determined by a national organization.

EITF:  Emerging Issues Task Force of the Financial Accounting
Standards Board.

Expense ratio: The ratio of underwriting expenses to net premiums written, if determined in accordance with statutory accounting practices ("SAP"), or the ratio of underwriting expenses (adjusted by deferred policy acquisition costs) to earned premiums, if determined in accordance with GAAP.

GAAP:  Generally Accepted Accounting Principles.

High-yield bonds: Fixed maturity investments with a credit rating below the equivalent of Standard & Poor's "BBB." In addition, nonrated fixed maturities that, in the judgment of USF&G, have credit characteristics similar to those of a fixed maturity rated below BBB are considered high-yield bonds.

Involuntary business: Property/casualty insurance companies are required by state laws to participate in a number of assigned risk pools, automobile reinsurance facilities, and similar mandatory plans ("involuntary market plans"). These plans generally require coverage of less desirable risks, principally for workers compensation and automobile liability, that do not meet the companies' normal underwriting standards. As mandated by legislative authorities, insurers generally participate in such plans based upon their shares of the total writings of certain classes of insurance.

Liquid assets to surrender value: Liquid assets (publicly traded bonds, stocks, cash, and short-term investments) divided by surrenderable policy liabilities, net of surrender charges. A measure of an insurance company's ability to meet liquidity needs in case of annuity surrenders.

Loss ratio: The ratio of incurred losses and loss adjustment expenses to earned premiums, determined in accordance with SAP or GAAP, as applicable. The difference between SAP and GAAP relates to salvage recoverable accruals for GAAP purposes and deposit accounting for GAAP related to financial reinsurance.

Nonperforming real estate: Mortgage loans and real estate investments that are not performing in accordance with their contractual terms or that are performing at an economic level significantly below expectations. Included in the table of nonperforming real estate are the following terms:

Deed-in-lieu of foreclosure: Real estate to which title has been obtained in satisfaction of a mortgage loan receivable in order to prevent foreclosure proceedings.

In-substance foreclosure: Collateral for a mortgage loan is in-substance foreclosed when the borrower has little or no equity in the collateral, does not have the ability to repay the loan, and has effectively abandoned control of the collateral to USF&G.

Land investments: Land investments that are held for future development where, based on current market conditions, returns are projected to be significantly below original expectations.

Loans not current as to interest and principal: Loans on which the borrower has failed to meet mortgage obligations.

Nonperforming equity investments: Equity investments with cash and GAAP return on book value less than five percent, but excluding land investments.

Restructured loans and investments: Loans and investments whose terms have been restructured as to interest rates, participation, and/or maturity date such that returns are projected to be significantly below original expectations.

Policyholders' surplus: The net assets of an insurer as reported to regulatory agencies based on accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the state of domicile.

Premiums earned: The portion of premiums written applicable to the expired period of policies, after the assumption and cession of reinsurance.

Premiums written: Premiums retained by an insurer, after the assumption and cession of reinsurance.

Underwriting results: Property/casualty pretax operating results excluding investment results, policyholders' dividends, and noninsurance activities; generally, premiums earned less losses and loss expenses incurred and "underwriting" expenses incurred.


 USF&G Corporation
 Eleven-Year Summary of Selected Financial Data

(dollars in millions except
  per share data)                    1993        1992        1991        1990
CONSOLIDATED RESULTS
  Premiums earned              $    2,456  $    2,637  $    3,187  $    3,516
  Revenues                          3,249       3,660       4,172       4,171
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new
    accounting standards              127          35        (144)       (433)
  Income (loss) from
    discontinued operations             -          (7)        (32)       (136)
  Cumulative effect of adopting
    new accounting standards           38           -           -           -
  Net income (loss)                   165          28        (176)       (569)
PER SHARE RESULTS
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new
    accounting standards       $      .93  $     (.16) $    (2.15) $    (5.37)
  Income (loss) from
    discontinued operations             -        (.08)       (.38)      (1.62)
  Cumulative effect of adopting
    new accounting standards          .45           -           -           -
  Net income (loss)                  1.38        (.24)      (2.53)      (6.99)
  Book value                        11.66        8.87        9.53       11.97
INVESTMENT RESULTS
  Net investment income        $      749  $      817  $      877  $      929
  Realized gains (losses)               6         148          38        (354)
  Change in unrealized
    gains (losses)                    223         (10)         37         (30)
FINANCIAL POSITION
  Assets                       $   14,335  $   13,134  $   14,486  $   13,902
  Investments                      11,377      11,346      12,167      11,221
  Corporate debt                      574         574         617         659
  Real estate and other debt           44          42          60         120
  Shareholders' equity              1,511       1,270       1,323       1,205
COMMON STOCK
  Market high                  $   19 5/8  $       15  $   12 1/2  $   30 3/8
  Market low                       11 1/8       7 1/8       5 5/8           7
  Market close                     14 3/4      12 3/8       7 1/4       7 1/2
  Cash dividends declared             .20         .20         .20        2.44
  Common shares outstanding    85,009,482  84,512,758  84,273,327  83,958,222
PROPERTY/CASUALTY INSURANCE
  Premiums earned              $    2,327  $    2,533  $    3,018  $    3,330
  Net income (loss)                   281         193         (40)       (192)
  Statutory premiums written        2,429       2,420       3,032       3,631
  Statutory loss ratio               75.4        82.0        84.1        81.9
  Statutory expense ratio            33.7        34.9        33.1        32.9
  Statutory combined ratio          109.1       116.9       117.2       114.8
LIFE INSURANCE
  Sales                        $      168  $      104  $      209  $      994
  Premium income                      129         104         169         186
  Net income (loss)                    10          (5)         31         (16)
NONINSURANCE OPERATIONS
  Revenues                     $        5  $       17  $       38  $       22
  Net loss                           (126)       (160)       (167)       (361)

                                     1989        1988        1987        1986        1985        1984        1983
CONSOLIDATED RESULTS
  Premiums earned              $    3,697  $    3,791  $    3,880  $    3,619  $    3,029   $   2,273  $    1,971
  Revenues                          4,636       4,548       4,491       4,310       3,587       2,628       2,561
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new
    accounting standards              148         251         263         277        (109)        (64)        270
  Income (loss) from
    discontinued operations           (31)        (20)          2          (2)          1           -           -
  Cumulative effect of adopting
    new accounting standards           -           -           -           -           -           -           -
  Net income (loss)                   119         247         279         296        (108)        (64)        270
PER SHARE RESULTS
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new
    accounting standards       $     1.58  $     2.91  $     3.41  $     4.14  $    (1.83)  $   (1.18) $     4.76
  Income (loss) from
    discontinued operations          (.37)       (.25)        .03        (.03)        .02           -           -
  Cumulative effect of adopting
    new accounting standards            -           -           -           -           -           -           -
  Net income (loss)                  1.24        2.85        3.63        4.43       (1.81)      (1.18)       4.76
  Book value                        21.60       22.57       19.53       20.19       18.91       19.08       22.61
INVESTMENT RESULTS
  Net investment income        $      911  $      795  $      699  $      619  $      392  $      369  $      360
  Realized gains (losses)             (36)        (92)       (133)         53         150         (23)        225
  Change in unrealized
    gains (losses)                     32         185        (282)       (105)        118         (10)       (228)
FINANCIAL POSITION
  Assets                       $   13,551  $   12,326  $   10,158  $    8,934  $    7,672  $    6,099  $    5,279
  Investments                      10,894       9,775       7,892       6,824       5,688       4,142       3,871
  Corporate debt                      543         448         407         348         197         146          67
  Real estate and other debt           87          41          22           3           3           3           3
  Shareholders' equity              2,007       2,054       1,724       1,576       1,214       1,045       1,223
COMMON STOCK
  Market high                  $       34  $   34 3/8  $   48 3/4  $   46 3/4  $   41 1/2  $   30 7/8  $       30
  Market low                       28 1/4      28 1/2      26 1/4      36 1/4      25 5/8      17 5/8      19 3/4
  Market close                         29      28 1/2      28 3/8      39 3/4          39      27 1/2      27 5/8
  Cash dividends declared            2.80        2.64        2.48        2.32        2.20        2.08        1.92
  Common shares outstanding    83,664,506  82,155,209  78,027,916  68,153,799  64,206,487  54,758,184  54,109,221
PROPERTY/CASUALTY INSURANCE
  Premiums earned              $    3,532  $    3,613  $    3,746  $    3,539  $    2,962  $    2,215  $    1,913
  Net income (loss)                   200         318         331         310        (116)        (69)        259
  Statutory premiums written        3,698       3,892       3,845       3,696       3,151       2,318       1,989
  Statutory loss ratio               76.5        73.1        73.2        79.1        90.7        90.5        83.1
  Statutory expense ratio            32.8        31.1        30.1        29.1        30.0        31.4        32.2
  Statutory combined ratio          109.3       104.2       103.3       108.2       120.7       121.9       115.3
LIFE INSURANCE
  Sales                        $      898  $    1,045  $      255  $       63  $      103  $       69  $       17
  Premium income                      165         178         133          79          67          58          59
  Net income (loss)                    31          14          37          20          27          18          12
NONINSURANCE OPERATIONS
  Revenues                     $       84  $      114  $      112  $        8  $       41  $       33  $       11
  Net loss                           (112)        (85)        (88)        (86)        (23)        (13)          -

USF&G Corporation
Consolidated Statement of Operations

                                           For the Years Ended December 31
(dollars in millions except
 per share data)                          1993           1992           1991
REVENUES
  Premiums earned                  $     2,456     $    2,637     $    3,187
  Net investment income                    749            817            877
  Other                                     38             58             70
    Revenues before realized gains       3,243          3,512          4,134
  Realized gains on investments              6            148             38
    Total revenues                       3,249          3,660          4,172
EXPENSES
  Losses, loss expenses, and
    policy benefits                      2,153          2,465          2,982
  Underwriting, acquisition, and
    operating expenses                     956          1,069          1,225
  Interest expense                          41             40             46
  Restructuring charges                      -             51             60
    Total expenses                       3,150          3,625          4,313
  Pretax income (loss) from
    continuing operations before
    cumulative effect of adopting
    new accounting standards                99             35           (141)
  Provision for income taxes (benefit)     (28)             -              3
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new accounting
    standards                              127             35           (144)
  Loss from discontinued operations          -             (7)           (32)
  Income (loss) from cumulative
    effect of adopting new accounting
    standards:
      Income taxes (Note 9)                 90              -              -
      Postretirement benefits
        (Note 8)                           (52)             -              -
      Net income (loss)            $       165     $       28     $     (176)

  Preferred stock dividend
    requirements                            48             48             37
      Net income (loss) available
        to common stock            $       117     $      (20)    $     (213)

PRIMARY EARNINGS PER COMMON SHARE
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new
    accounting standards           $       .93     $     (.16)    $    (2.15)
  Loss from discontinued operations          -           (.08)          (.38)
  Income from cumulative effect
    of adopting new accounting
    standards                              .45              -              -
      Net income (loss)            $      1.38     $     (.24)    $    (2.53)
FULLY DILUTED EARNINGS PER COMMON
 SHARE
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new
    accounting standards           $       .98     $     (.16)    $    (2.15)
  Loss from discontinued operations          -           (.08)          (.38)
  Income from cumulative effect
    of adopting new accounting
    standards                              .34              -              -
      Net income (loss)            $      1.32     $     (.24)    $    (2.53)
Weighted average common shares
 outstanding:
  Primary                           84,780,283     84,355,431     84,169,091
  Fully Diluted                    112,692,855     84,355,431     84,169,091

See Notes to Consolidated Financial Statements.

USF&G Corporation
Consolidated Statement of Financial Position

                                                           At December 31
(dollars in millions except share data)                1993     1992     1991
ASSETS
  Investments:
    Fixed maturities:
      Held to maturity, at
        amortized cost (market,
        1993, $4,796; 1992, $7,290;
        1991, $3,880)                               $ 4,661  $ 7,218  $ 3,749
      Available for sale, at market*
        (cost, 1993, $4,681; market,
         1992, $2,029; 1991, $5,606)                  4,903    1,987    5,364
    Common stocks, at market (cost,
      1993, $98; 1992, $179; 1991,
      $480)                                              87      142      487
    Preferred stocks, at market
      (cost, 1993, $48; 1992,
       $24; 1991, $34)                                   48       29       34
    Short-term investments                              322      518    1,170
    Mortgage loans                                      302      186      283
    Real estate                                         685      818      784
    Other invested assets                               369      448      225
    Other investments held for sale                       -        -       71
      Total investments                              11,377   11,346   12,167
  Cash                                                   17       25       87
  Accounts, notes, and other receivables                656      725      897
  Reinsurance receivables                               573        -        -
  Servicing carrier receivables                         719        -        -
  Deferred policy acquisition costs                     435      466      534
  Other assets                                          571      588      692
  Net assets (liabilities) of discontinued
    operations                                          (13)     (16)     109
    Total assets                                    $14,335  $13,134  $14,486
LIABILITIES
  Unpaid losses, loss expenses, and policy
    benefits                                        $10,302  $ 9,436  $ 9,477
  Unearned premiums                                     917      770      981
  Corporate debt                                        574      574      617
  Real estate and other debt                             44       42       60
  Other liabilities                                     987    1,042    2,028
    Total liabilities                                12,824   11,864   13,163
SHAREHOLDERS' EQUITY
  Preferred stock, par value $50.00
    (12,000,000 shares authorized;
     shares issued, 1993, 9,099,910;
     1992 and 1991, 9,100,000)                          455      455      455
  Common stock, par value $2.50
    (240,000,000 shares authorized;
     shares issued, 1993, 85,009,482;
     1992, 84,512,758; 1991,
     84,273,327)                                        212      211      211
  Paid-in capital                                       963      957      955
  Net unrealized gains (losses) on investments          192      (31)     (21)
  Net unrealized gains (losses) on foreign currency      (2)       2       10
  Minimum pension liability                             (85)       -        -
  Retained earnings (deficit)                          (224)    (324)    (287)
    Total shareholders' equity                        1,511    1,270    1,323
      Total liabilities and shareholders' equity    $14,335  $13,134  $14,486

* 1992 and 1991 amounts are at amortized cost (Note 1.2).
See Notes to Consolidated Financial Statements.

USF&G Corporation
Consolidated Statement of Cash Flows

                                                For the Years Ended December 31
(dollars in millions)                                 1993     1992        1991
OPERATING ACTIVITIES
  Net income (loss)                                $   165   $   28    $   (176)
  Adjustments to reconcile net income
    (loss) to net cash provided by
    (used in) operating activities:
    Loss from discontinued operations                    -        7          32
    Cumulative effect of adopting new
      accounting standards                             (38)       -           -
    Realized gains on investments                       (6)    (148)        (38)
    Change in insurance liabilities                     36       37         237
    Change in deferred policy acquisition costs         31       68          36
    Change in receivables                               60      149        (147)
    Change in other liabilities                        (56)     (74)         (2)
    Change in other assets                            (129)     (17)         56
    Other items, net                                    24       49          (2)
      Net cash provided from (used in) continuing
        operations                                      87       99          (4)
    Net cash used in discontinued operations             -       (2)        (10)
      Net cash provided from (used in) operating
        activities                                      87       97         (14)
INVESTING ACTIVITIES
  Net sales and maturities of short-term
    investments                                        197       61         640
  Purchases of fixed maturities held to
    maturity                                        (1,912)  (6,945)          -
  Sales of fixed maturities held to maturity           462    1,116           -
  Maturities/repayments of fixed maturities
    held to maturity                                   941      323           -
  Purchases of fixed maturities available
    for sale                                        (1,203)    (458)    (13,368)
  Sales of fixed maturities available for sale       1,252    4,796      11,919
  Repayments of fixed maturities available
    for sale                                           308      772         480
  Purchases of equities and other investments         (255)    (438)       (481)
  Sales, maturities, or repayments of equities
    and other investments                              398      842       1,206
  Sales of subsidiaries                                  -       17          38
  Purchases of property and equipment                  (28)     (12)         (7)
  Disposals of property and equipment                    4        7          27
  Net investing activities of discontinued
    operations                                           -        2          60
    Net cash provided from investing activities        164       83         514
FINANCING ACTIVITIES
  Deposits for universal life and investment
    contracts                                          168      164         247
  Withdrawals of universal life and investment
    contracts                                         (364)    (289)       (689)
  Net short-term borrowings (repayments)                 -       (1)        (60)
  Repayments of long-term borrowings                    (3)     (53)        (38)
  Repurchases of securities pursuant to put
    options                                              -        -        (124)
  Issuances of common stock                              6        3           2
  Issuances of preferred stock                           -        -         310
  Cash dividends paid to shareholders                  (66)     (66)        (62)
  Net financing activities of discontinued
    operations                                           -        -         (50)
    Net cash used in financing activities             (259)    (242)       (464)
  Increase (decrease) in cash                           (8)     (62)         36
  Cash at beginning of year                             25       87          51
    Cash at end of year                            $    17   $   25    $     87

See Notes to Consolidated Financial Statements.

USF&G Corporation
Consolidated Statement of Shareholder's Equity

                                              For the Years Ended December 31
(dollars in millions except per share data)        1993      1992      1991
PREFERRED STOCK
  Balance at beginning of year                   $  455    $  455    $  200
  Par value of shares issued:
    Series B                                          -         -        65
    Series C                                          -         -       190
      Balance at end of year                        455       455       455
COMMON STOCK
  Balance at beginning of year                      211       211       210
  Par value of shares issued                          1         -         1
    Balance at end of year                          212       211       211
PAID-IN CAPITAL
  Balance at beginning of year                      957       955       898
  Excess of proceeds over par value of
    shares issued                                     6         2        57
    Balance at end of year                          963       957       955
NET UNREALIZED GAINS (LOSSES) ON INVESTMENTS
  Balance at beginning of year                      (31)      (21)      (58)
  Change in unrealized gains (losses)               223       (10)       37
    Balance at end of year                          192       (31)      (21)
NET UNREALIZED GAINS (LOSSES) ON FOREIGN CURRENCY
  Balance at beginning of year                        2        10        12
  Change in unrealized gains (losses)                (4)       (8)       (2)
    Balance at end of year                           (2)        2        10
MINIMUM PENSION LIABILITY
  Balance at beginning of year                        -         -         -
  Change in unfunded accumulated benefits           (85)        -         -
    Balance at end of year                          (85)        -         -
RETAINED EARNINGS (DEFICIT)
  Balance at beginning of year                     (324)     (287)      (57)
  Net income (loss)                                 165        28      (176)
  Common stock dividends declared (per share,
    1993, 1992, and 1991, $.20)                     (17)      (17)      (17)
  Preferred stock dividends declared (per share,
    1993 and 1992, Series A, $4.10, Series B,
    $10.25, Series C, $5.00; 1991, Series A,
    $4.10, Series B, $5.75, Series C, $3.05)        (48)      (48)      (37)
    Balance at end of year                         (224)     (324)     (287)
    Total shareholders' equity                   $1,511    $1,270    $1,323

See Notes to Consolidated Financial Statements.


USF&G Corporation
Notes to Consolidated Financial Statements


Note 1 Summary of Significant Accounting Policies

1.1. BASIS OF PRESENTATION
The consolidated financial statements are prepared in accordance with generally accepted accounting principles
("GAAP"). These statements include the accounts of USF&G
Corporation and its subsidiaries ("USF&G"). Intercompany transactions are eliminated in consolidation. Certain prior year amounts are reclassified to conform to the 1993 presentation.

Reporting practices for insurance subsidiaries prescribed or permitted by state regulatory authorities (statutory accounting) differ from GAAP. Statutory amounts for USF&G's insurance operations are as follows:

                                                 Years Ended December 31
(in millions)                                 1993        1992        1991
Statutory Net Income (Loss):
  Property/casualty insurance               $  199      $  216      $ (163)
  Reinsurance affiliates                         1           1           -
  Life insurance                                 5          23          77

                                                     At December 31

                                              1993        1992        1991

Statutory Surplus:
  Property/casualty insurance*              $1,541      $1,467      $1,404
  Reinsurance affiliates                       147         152         146
  Life insurance                               316         310         283

*This amount includes the surplus of the life insurance subsidiary.

1.2. INVESTMENTS
Fixed Maturities: USF&G classifies fixed maturities as "held to maturity" if it has both the positive intent and ability to hold the securities until maturity or near enough to maturity such that interest rate risk is substantially eliminated as a pricing factor. Fixed maturities held to maturity are carried at amortized cost. Changes in the market values of these investments are generally not recognized in the financial statements. Valuation allowances are provided for impairments in estimated net realizable value based on periodic evaluation. Specific write-downs are taken when an impairment is deemed other than temporary.

Fixed maturities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." These securities are held for an indefinite period of time and may be sold in response to changes in interest rates and the yield curve, prepayment risk, liquidity needs, or other factors. Effective December 31, 1993, upon the initial adoption of a new accounting standard, SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," available for sale fixed maturities are carried at fair value, with unrealized gains and losses recorded as a separate component of shareholders' equity. Also effective December 31, 1993, with the adoption of SFAS No. 115 unrealized gains or losses on fixed maturities available for sale are offset by an adjustment to life insurance deferred policy acquisition costs which is made on a proforma basis as if the unrealized gains on those assets which match certain life insurance liabilities were realized. At December 31, 1992 and 1991, before adoption of SFAS No. 115, fixed maturities available for sale were carried at the lower of aggregate amortized cost or fair value. Fair value exceeded amortized cost at December 31, 1992 and 1991; therefore, there were no unrealized losses reported in shareholders' equity.

Equity Securities and Options: Investments in common and preferred stocks are carried at market value with the resulting unrealized gains or losses reported directly in shareholders' equity. In 1992 and 1991 premiums received on options written were recorded as liabilities. The premiums paid on options purchased were recorded as assets. Outstanding option positions were carried at market value, and the resulting unrealized gains or losses were reported directly in shareholders' equity. There were no outstanding options at December 31, 1993.

Securities Lending: USF&G participates in a securities lending program where certain securities from its portfolio are loaned to other institutions for short periods of time. A fee is paid to USF&G by the borrower. Collateral that exceeds the market value of the loaned securities is invested by the lending agent to represent USF&G's interest. USF&G's interest in securities lending is reported in other invested assets at December 31, 1993 and 1992, and in short-term investments at December 31, 1991. USF&G's invested assets and other liabilities include $141 million, $206 million, and $594 million at December 31, 1993, 1992, and 1991, respectively, related to its interest in the securities lending program.

Mortgage Loans and Real Estate: Mortgage loans are carried at unpaid principal balances. Real estate investments are reported at cost adjusted for equity participation. Real estate acquired through an in-substance foreclosure or deed-in-lieu of foreclosure is initially recorded at estimated market value. Valuation allowances are provided for impairments in estimated net realizable value based on periodic evaluations. Specific write-downs are taken when an impairment is deemed other than temporary.

Other Investments Held for Sale: In 1991, investments were designated as "held for sale" based on USF&G's intent to dispose of them within a year. These investments included high-risk investments such as real estate, high-yield bonds, and equity securities and were carried at the lower of cost or estimated net realizable value. Such investments were sold during 1992. Interest and Dividend Income: Interest on fixed-maturity investments is recorded as income when earned and is adjusted for any amortization of purchase premium or discount. Dividends on equity securities are recorded as income on ex-dividend dates.

Option Income: In 1992 and 1991, investment income on covered call options was recorded when the option positions were closed. There was no option income in 1993. The amount of investment income recorded for a covered call option was the time value component of the premium received. The remainder (the "intrinsic value") of the premium on the in-the-money options was recorded as a realized gain when option positions were closed.

Premiums paid for closing purchase transactions on covered call options reduced investment income if the option was out-of-the-money when the transaction was closed. If the option was in-the-money, the time value portion of the premium paid reduced investment income, and the intrinsic value portion was recorded as a realized loss.

Realized Gains or Losses: Realized gains and losses on the sale of investments are determined based on specific cost. Realized losses are recorded when an investment's net realizable value is below cost, and the decline is considered other than temporary. Realized gains and losses also result from changes in investment valuation allowances.

1.3. RECOGNITION OF PREMIUM REVENUES
Property/Casualty Insurance: Property/casualty insurance premiums are earned principally on a pro rata basis over the lives of the policies. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force. Unearned premiums also include estimated and unbilled premium adjustments.

Life Insurance: Premiums on life policies with fixed and guaranteed premiums and benefits and premiums on annuities with significant life contingencies are recognized when due. Universal life policies and annuity contracts are issued on both a single-premium and recurring-premium basis. Revenues for these contracts consist of policy charges assessed against benefit account balances during the period for the cost of insurance, policy administration, and surrenders.

1.4. UNPAID LOSSES, LOSS EXPENSES, AND POLICY BENEFITS Property/Casualty Insurance: The liability for unpaid property/casualty insurance losses and loss adjustment expenses is based on an evaluation of reported losses and on estimates of incurred but unreported losses. The reserve liabilities are determined using adjusters' individual case estimates and statistical projections. The liability was reported net of estimated salvage and subrogation recoverables of $139 million, $138 million, and $162 million at December 31, 1993, 1992, and 1991, respectively. Adjustments to the liability based on subsequent developments or other changes in the estimate are reflected in results of operations in the period in which such adjustments become known.

Certain liabilities for unpaid losses and loss adjustment expenses related to workers compensation coverage are discounted to present value. The carrying amount of such workers compensation liabilities, net of reinsurance and net of discount, was $1,752 million, $1,798 million, and $1,854 million at December 31, 1993, 1992, and 1991, respectively. Interest rates used to discount these liabilities generally ranged from 3 percent to 5 percent.

Life Insurance: Ordinary life insurance reserves are computed under the net level premium method using assumptions for future investment yields, mortality, and withdrawal rates. These assumptions reflect USF&G's experience, modified to reflect anticipated trends, and provide for possible adverse deviation. Reserve interest rate assumptions are graded and range from 4.25 percent to 8.25 percent.

Universal life and deferred annuity reserves are computed on the retrospective deposit method, which produces reserves equal to the cash value of the contracts. Such reserves are not reduced for charges that would be deducted from the cash value of policies surrendered. Reserves on immediate annuities with guaranteed payments are computed on the prospective deposit method, which produces reserves equal to the present value of future benefit payments.

1.5. DEFERRED POLICY ACQUISITION COSTS
Acquisition costs, consisting of commissions, brokerage, and other expenses incurred at policy issuance, are generally deferred. Anticipated losses, loss expenses, policy benefits, and remaining costs of servicing the policies are considered in determining the amount of costs to be deferred. Anticipated investment income is considered in determining whether a premium deficiency exists related to short-duration contracts. Amortization of deferred policy acquisition costs totaled $673 million, $738 million, and $886 million, for the years ended December 31, 1993, 1992, and 1991, respectively.

Property/Casualty Insurance: Property/casualty acquisition costs are amortized over the period that related premiums are earned.

Life Insurance: Life insurance acquisition costs are amortized based on assumptions consistent with those used for computing policy benefit reserves. Acquisition costs on ordinary life business are amortized over their assumed premium paying periods. Universal life and investment annuity acquisition costs are amortized in proportion to the present value of their estimated gross profits over the products' assumed durations, which are regularly evaluated and adjusted as appropriate.

1.6. PROPERTY AND EQUIPMENT
Property and equipment is carried at cost less accumulated depreciation. At December 31, 1993, 1992, and 1991, $194 million, $200 million, and $226 million, respectively, of property and equipment was included in other assets. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.
For the years ended December 31, 1993, 1992, and 1991, depreciation expense of $21 million, $25 million, and $24 million, respectively, is included in underwriting, acquisition, and operating expenses.

1.7. FOREIGN CURRENCY TRANSLATION
The functional currency for USF&G's foreign operations is the applicable local currency. Foreign currency balance sheet accounts are translated to U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using the average exchange rates prevailing during the year. The unrealized gains or losses, net of applicable deferred income taxes, resulting from translation are included in shareholders' equity.

Foreign currency gains and losses on transactions denominated in a currency other than the entity's functional currency are generally recorded in operations. Such gains and losses may be reduced or effectively eliminated by certain financial instruments used by USF&G to reduce its foreign exchange exposure.

1.8. EARNINGS PER COMMON SHARE
Primary earnings per common share are computed by subtracting dividends on preferred stock from consolidated income and then dividing by the weighted-average common shares outstanding during the period. The effect of common stock equivalents is excluded from the calculations because their effect is not material. Fully diluted earnings per common share assume the conversion of all securities whose contingent issuance would have a dilutive effect on earnings.

1.9. RESTRUCTURING CHARGES AND DISCONTINUED OPERATIONS Restructuring initiatives began in the fourth quarter of 1990. Net income reflects provisions of $60 million of restructuring charges in 1991 and $51 million in 1992. There were no restructuring charges in 1993. Since 1990, USF&G has implemented programs to reduce the cost structure of the organization by consolidating branch offices, establishing a regional structure, and reducing staff. In addition, USF&G has implemented plans to dispose of nonstrategic businesses which resulted in losses from discontinued operations of $7 million and $32 million in 1992 and 1991, respectively. Revenues of the discontinued operations totaled $5 million, $42 million, and $114 million for the years ended December 31, 1993, 1992, and 1991, respectively. The net assets of discontinued operations are carried at estimated net realizable value.

Other financial data for the discontinued operations are summarized below.

                                                 Years Ended December 31
(in millions)                                 1993        1992        1991
Results of operations                         $  -        $  -        $ (6)
Provision for income taxes                       -           -          (1)

                                                 -           -          (7)
Loss on disposal of subsidiaries                 -          (7)        (25)
  Net loss from discontinued operations       $  -        $ (7)       $(32)

                                                     At December 31
                                              1993        1992        1991
ASSETS
  Investments                                 $  -        $  -        $ 11
  Accounts and notes receivable                  1           2          21
  Acquisition-related goodwill                   4           5          92
  Property and equipment                         -           1           8
  Other assets                                   1           2          35
    Total assets                              $  6        $ 10        $167
LIABILITIES
  Accrued loss on disposal                    $  -        $  7        $ 25
  Other liabilities                             19          19          33
    Total liabilities                           19          26          58
    Net assets (liabilities)                  $(13)       $(16)       $109

Note 2 Investments

2.1. COMPONENTS OF NET INVESTMENT INCOME

                                                 Years Ended December 31
(in millions)                                 1993        1992        1991
Interest on fixed maturities                  $721        $739        $711
Equity security dividends                       14          12          29
Option income                                    -          37          65
Short-term interest                              9          27          73
Real estate and mortgage loans                  41          50          35
Other, and expenses                            (36)        (48)        (36)
  Net investment income                       $749        $817        $877

2.2. NET REALIZED GAINS (LOSSES)

                                                 Years Ended December 31
(in millions)                                 1993        1992        1991
GAINS (LOSSES) ON SALES:
  Fixed maturities                            $ 79        $179        $157
  Equity securities                              5          53          18
  Options                                        -          (1)        (20)
  Real estate                                    6          (3)         (3)
  Other                                          -          11         (44)
    Net gains on sales                          90         239         108
PROVISIONS FOR IMPAIRMENT:
    Fixed maturities                           (10)        (20)        (15)
    Equity securities                           (8)          -         (18)
    Real estate                                (51)        (43)        (29)
    Other                                      (15)        (28)          -
      Total provisions for impairment          (84)        (91)        (62)
    Losses due to portfolio restructuring        -           -          (8)
      Net realized gains                      $  6        $148        $ 38

2.3. ALLOWANCES FOR IMPAIRMENT IN VALUE
Valuation allowances
for impairment in value of investments, recorded in the Consolidated Statement of Financial Position as a reduction of the respective asset category, are as follows:

                                                     At December 31
(in millions)                                 1993        1992        1991
Fixed maturities                              $ 20        $ 12        $  -
Real estate and mortgage loans                 108         108          88
Other                                            3           5           -

2.4. GROSS UNREALIZED GAINS AND LOSSES

                                                     At December 31
(in millions)                                 1993        1992        1991
UNREALIZED GAINS:
  Fixed maturities                            $224        $  -        $  -
  Equity securities                             14          16          51
  Options and other                             10           3           9
    Gross unrealized gains                     248          19          60
UNREALIZED LOSSES:
  Fixed maturities                              (2)          -           -
  Deferred policy acquisition
    cost adjustment                            (30)          -           -
  Equity securities                            (23)        (48)        (44)
  Options and other                             (1)         (2)        (37)
    Gross unrealized losses                    (56)        (50)        (81)
Unrealized gains (losses), net                $192        $(31)       $(21)

2.5. CHANGE IN UNREALIZED GAINS (LOSSES)

                                                 Years Ended December 31
(in millions)                                 1993        1992        1991
Fixed maturities                              $222        $  -        $  -
Deferred policy acquisition
  cost adjustment                              (30)          -           -
Equity securities                               23         (39)         47
Options and other                                8          29         (10)
  Net change                                  $223        $(10)       $ 37

2.6. ESTIMATED MARKET VALUES OF FIXED MATURITY INVESTMENTS

The increase (decrease) in the difference between cost and market value of fixed maturity investments for the years ended December 31, 1993, 1992, and 1991, was $243 million, $(259) million, and
$441 million, respectively. The cost and market value of total fixed maturities are as follows:

                                                                            At December 31
                                                              1993                            1992                             1991
                                               Gross
                                            Unrecognized/                       Gross                           Gross
                                             Unrealized     Market           Unrecognized   Market           Unrecognized    Market
(in millions)                      Cost    Gains   Losses    Value    Cost  Gains   Losses   Value    Cost  Gains   Losses    Value
Fixed maturities held to
  maturity                       $4,661     $191    $(56)   $4,796  $7,218  $171    $ (99)  $7,290 $ 3,749  $173     $(42)   $3,880
Fixed maturities available
  for sale                        4,681      224      (2)    4,903   1,987    49       (7)   2,029   5,364   261      (19)    5,606
    Total                        $9,342     $415    $(58)   $9,699  $9,205  $220    $(106)  $9,319 $ 9,113  $434     $(61)   $9,486

The cost and market value of fixed maturities held to maturity are as follows:

                                                                            At December 31
                                                              1993                            1992                             1991
                                               Gross                            Gross                           Gross
                                            Unrecognized    Market           Unrecognized   Market           Unrecognized    Market
(in millions)                      Cost    Gains   Losses    Value    Cost   Gains  Losses   Value   Cost  Gains    Losses    Value
U.S. Government bonds            $    4     $  -    $ (1)   $    3  $  348  $  3    $    -  $  351 $  561   $ 18     $  -    $  579
Mortgage/asset-backed securities  1,669       70     (19)    1,720   3,535    88      (47)   3,576  1,893    104      (16)    1,981
Corporate bonds                   2,463       79     (30)    2,512   2,660    48      (40)   2,668    849     29      (15)      863
High-yield bonds                    505       37      (6)      536     511    24      (12)     523    298      7       (6)      299
Tax-exempt bonds                     14        3        -       17      55     4         -      59     70      6       (3)       73
Other                                 6        2        -        8     109     4         -     113     78      9       (2)       85
  Total                          $4,661     $191    $(56)   $4,796  $7,218  $171    $ (99)  $7,290 $3,749   $173     $(42)   $3,880

The cost and market value of fixed maturities available for sale are as follows:

                                                                            At December 31
                                                              1993                            1992                             1991
                                                Gross                           Gross                           Gross
                                              Unrealized    Market           Unrecognized   Market          Unrecognized     Market
(in millions)                      Cost    Gains   Losses    Value    Cost   Gains  Losses   Value   Cost  Gains    Losses    Value
U.S. Government bonds            $  304     $ 20    $   -   $  324  $  206  $  3    $    -  $  209 $2,052   $ 59     $   -   $2,111
Mortgage/asset-backed securities  1,883       73        -    1,956   1,284    39       (4)   1,319  2,074    116         -    2,190
Corporate bonds                   2,403      126        -    2,529     443     7       (1)     449    957     76       (7)    1,026
High-yield bonds                     57        2      (2)       57      11     -       (1)      10    135      5      (12)      128
Tax-exempt bonds                     34        3        -       37      16     -       (1)      15    103      4         -      107
Other                                 -        -        -        -      27     -         -      27     43      1         -       44
  Total                          $4,681     $224    $ (2)   $4,903  $1,987  $ 49    $  (7)  $2,029 $5,364   $261     $(19)   $5,606

2.7. STATED DUE DATES OF FIXED MATURITIES
The table below shows the stated due dates of fixed maturities classified as "held to maturity."

                                                       At December 31, 1993
                                                                    Market
(in millions)                                             Cost       Value
In 1994                                                 $   48      $   48
1995 through 1998                                          185         192
1999 through 2003                                        1,684       1,756
After 2003                                               1,075       1,080
  Subtotal                                               2,992       3,076
Mortgage/asset-backed securities                         1,669       1,720
  Fixed maturities held to maturity                     $4,661      $4,796

The table below shows the stated due dates of fixed maturities available for sale.

                                                       At December 31, 1993
                                                                    Market
(in millions)                                             Cost       Value
In 1994                                                 $   40      $   40
1995 through 1998                                        1,334       1,378
1999 through 2003                                          850         913
After 2003                                                 574         616
  Subtotal                                               2,798       2,947
Mortgage/asset-backed securities                         1,883       1,956
  Fixed maturities available for sale                   $4,681      $4,903

Expected maturities may differ from stated due dates as borrowers may have the right to call or prepay obligations.
During 1993, USF&G received proceeds from sales or repayments of fixed maturities of $3.0 billion. The table below illustrates the source of 1993 proceeds.

                                                         Gross       Gross
(in millions)                          Cost   Proceeds   Gains      Losses
PROCEEDS FROM SALES OF FIXED MATURITIES:
  Held to maturity                   $  454     $  462    $ 20       $(12)
  Available for sale                  1,181      1,252      73         (2)
    Subtotal                          1,635      1,714      93        (14)
PROCEEDS FROM REPAYMENTS:
  Held to maturity                      946        941       9        (14)
  Available for sale                    313        308       1         (6)
    Subtotal                          1,259      1,249      10        (20)
      Total proceeds                 $2,894     $2,963    $103       $(34)

Proceeds from sales of fixed maturities classified as "held to maturity" occurred primarily due to repositioning a portion of the portfolio in anticipation of the adoption of SFAS No. 115. In 1992, proceeds from fixed maturities held to maturity totaled $119 million with gross gains of $6 million and gross losses of $36 million. Proceeds from sales of fixed maturities available for sale were $6 billion in 1992 with gross gains of $355 million and gross losses of $166 million. During 1991, before fixed maturities were classified as "available for sale," proceeds from sales totaled $12 billion with gross gains of $225 million and gross losses of $137 million.

2.8. INVESTMENT COMMITMENTS
USF&G has outstanding commitments to provide permanent financing for various real estate development projects. The funded amounts of these commitments are collateralized by the real estate projects. At December 31, 1993, unfunded commitments totaled approximately $12 million, and approximately $8 million of this is expected to be funded in 1994.

USF&G has a potential commitment to purchase $14 million of preferred shares in an investment unless the investment procures an alternative source of financing prior to March 31, 1994.

USF&G has a potential commitment to fund $13 million under the terms of a participatory note investment if certain collateralization tests are not met.

2.9. NONINCOME-PRODUCING INVESTMENTS
Fixed maturities and other invested assets held at December 31, 1993, for which no income was recorded during 1993, totaled $4 million and $1 million, respectively.
In addition, nonperforming real estate, defined as mortgage loans and real estate investments that are not performing in accordance with their contractual terms or are performing significantly below expectations, totaled $249 million at December 31, 1993.


Note 3 Debt and Credit Arrangements

3.1. DEBT OUTSTANDING

                                                     At December 31
(in millions)                                 1993        1992        1991
CORPORATE:
  Short-term                                  $395        $375        $388
  Long-term:
  9.98% and 10.1% Universal
    Medium-Term notes due 1994                   -          20          20
  8 7/8% Notes due 1996                         99          99          99
  5 1/2% Swiss Franc Bonds due 1996             80          80          86
  5.35% Swiss Franc Loan due 1993                -           -          24
    Subtotal                                   574         574         617
REAL ESTATE AND OTHER:
  Short-term                                    12           3          12
  Long-term:
  8% Secured note due 1995                      11          11           -
  9 3/8% Secured note due 1994                   -          11          11
  12 3/4% Secured note due through 1995          -           -          11
  9.96% Secured notes due through 1999          14          15          21
  Other                                          7           2           5
    Subtotal                                    44          42          60
      Total                                   $618        $616        $677

3.2. SHORT-TERM DEBT
For general corporate purposes, USF&G maintains a committed, standby credit facility with a group of foreign and domestic banks totaling $700 million. The facility was entered into during 1990 and expires in 1995. USF&G pays fixed facility fees and commitment fees for the unused portion of the facility based on its long-term debt credit ratings.
Borrowings at December 31, 1993, 1992, and 1991, totaled $375 million. Interest rates are based on current market rates. USF&G was in compliance with the covenants contained in these agreements at December 31, 1993, 1992, and 1991. The two most restrictive covenants, as defined in the agreements, require USF&G to maintain a tangible net worth of at least $1 billion and an indebtedness-to-capital ratio below 70 percent.

3.3. SHELF REGISTRATIONS
In January 1994, USF&G filed a shelf registration statement with the Securities and Exchange Commission. As of the time this registration statement went effective in February 1994, USF&G had available $647 million of unissued debt, preferred stock, common stock, and warrants to purchase debt and stock. These securities may be sold from time to time with various terms appropriate to the securities issued to be determined at the time of issuance.

3.4. REDEEMABLE DEBT
Beginning in 1993, the 8 7/8% Notes are redeemable at par, plus accrued interest. In 1994 and thereafter, the 5 1/2%
Swiss Franc Bonds are redeemable at par, plus accrued interest.

3.5. CURRENCY SWAPS
USF&G entered into currency swap agreements to hedge its foreign currency exposure on the 33 million 5.35%
Swiss Franc Loan and the 120 million 5 1/2% Swiss Franc Bonds. These agreements were in place through the maturity of the related debt issues. USF&G is subject to the risks that the counterparties will fail to perform and that the value of the currency swaps will fluctuate. However, these risks are mitigated by the credit quality of the counterparties and the foreign exchange gains or losses on the related debt. USF&G is exposed to credit losses for periodic settlement of amounts due, which are not material at December 31, 1993. In December 1992, USF&G repaid the 33 million Swiss Franc Loan and cancelled the related currency swap; however, a currency swap agreement is still in effect on the 5 1/2% Swiss Franc Bonds. As a result of the currency swaps, debt-related foreign currency translation had no effect on net income.

3.6. INTEREST RATE SWAPS
USF&G entered into interest rate swaps to exchange variable commercial paper rates for fixed borrowing costs. Three interest rate swaps expired during 1993. The remaining interest rate swap has a fixed rate of 9.405 percent through 2000 on notional principal of $25 million. This agreement involves, to varying degrees, interest rate and credit risk in excess of amounts recognized in the balance sheet. The notional amount indicates USF&G's involvement but not future cash requirements. The maximum credit risk related to the remaining agreement is the amount related to periodic settlements, which is not material at December 31, 1993. USF&G controls the credit risk through monitoring procedures and investigation of counterparties to the transaction.

3.7. INTEREST
Interest paid in the years ended December 31, 1993, 1992, and 1991, was $41 million, $49 million, and $52 million, respectively. Interest incurred and capitalized in the years ended
December 31, 1992 and 1991, was $8 million. There was no interest incurred and capitalized in 1993.

3.8. MATURITIES OF LONG-TERM DEBT

                                                                      Real
                                                                    Estate
                                                                      and
(in millions)                                        Corporate       Other
1994*                                                     $ 20         $11
1995                                                         -          11
1996                                                       179           -
1997                                                         -           -
1998                                                         -           -

*This amount is included with short-term debt in the debt outstanding table.

Note 4 Fair Value of Financial Instruments

The fair value information presented is based on quoted market prices where available. In cases where quoted market prices are not available, fair values are based on internal estimates using present value or other valuation techniques.
Those techniques are significantly affected by the assumptions used, such as applicable discount rate and estimated future cash flows. Therefore, the derived fair value estimates cannot be substantiated by comparison to independent markets and in many cases, could not be realized in immediate settlement of the instrument. Fair value disclosure requirements exclude certain financial instruments and all nonfinancial instruments. The fair value of many insurance-related liabilities do not require disclosure. However, in its strategy of asset/liability matching, USF&G takes into consideration the future cash requirements of its insurance-related liabilities. Had a presentation of these liabilities been made, due to their long-term nature, the fair value of insurance-related liabilities would have been significantly less than their carrying value.

Cash and Short-Term Investments: The carrying amounts reported in the Consolidated Statement of Financial Position for these instruments approximate their fair values.

Fixed-Maturity Investments: Fair values for publicly-traded fixed-maturity investments are based on quoted market prices. For privately placed fixed maturities, estimated fair values, obtained from independent pricing services, are derived by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investment. At December 31, 1993, the amortized cost, carrying amounts, and fair values of fixed-maturity investments were as follows:

                                         Amortized    Carrying        Fair
(in millions)                                 Cost      Amount       Value
Publicly traded                             $9,181      $9,401      $9,536
Private placements                             161         163         163
  Total fixed-maturity investments          $9,342      $9,564      $9,699

The preceding table includes fixed maturities available for sale with a market and carrying value of $4,903 million and amortized cost of $4,681 million. Such investments are reported in the Consolidated Statement of Financial Position at market value.

Equity Investments: The carrying values of equity securities as reported in the Consolidated Statement of Financial Position are based on quoted market prices and reflect their fair values.

Mortgage Loans and Policy Loans: The fair values for mortgage loans and policy loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. At December 31, 1993, the carrying amounts and fair values of investments in mortgage loans and policy loans were as follows:

                                                      Carrying        Fair
(in millions)                                           Amount       Value
Mortgage loans                                            $302        $304
Policy loans                                                55          59

Other Assets and Other Liabilities: Other invested assets considered financial instruments include equity interests in minority ownership investments, interests in limited partnerships and related notes receivable. It is not practicable to estimate a fair market value due to the closely-held nature of these investments.

Other assets and liabilities considered financial instruments include agents' balances receivable, prepaid and accrued expenses, and other receivables generally of a short-term nature. It is assumed the carrying value approximates fair market value.

Short and Long-Term Debt: The carrying amount of USF&G's short-term borrowings approximates its fair value. The fair value of long-term debt is estimated using discounted cash flow analyses, based on USF&G's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts and estimated fair value of debt instruments at December 31, 1993, were as follows:

                                                      Carrying        Fair
(in millions)                                           Amount       Value
Corporate:
  Short-term                                              $395        $395
  Long-term                                                179         179
Real estate                                                 44          46
Other                                                        -           -
  Total                                                   $618        $620

Investment Contracts: Fair values for USF&G's single premium deferred annuities, other deferred annuities, single premium immediate annuities and supplementary contracts are primarily derived by estimating the cost to extinguish its liabilities under an assumption reinsurance transaction. The estimated statutory profits the assuming company would realize from the transaction are discounted at a typical internal rate of return objective. If such a transaction were to occur, GAAP would require the unamortized balance of deferred acquisition costs associated with these liabilities be immediately expensed. The amount of the related unamortized deferred acquisition costs was approximately $99 million at December 31, 1993. The fair values of the remaining liabilities under investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for like contracts with similar maturities. The carrying amounts and estimated fair values of USF&G's liabilities for investment contracts at December 31, 1993, are as follows:

                                                      Carrying        Fair
(in millions)                                           Amount       Value
Single premium deferred annuities                       $2,138      $2,104
Other deferred annuities                                   292         276
Single premium immediate annuities
  and supplementary contracts                              150         150
Funding agreements                                           1           1
Group annuities                                            167         167
  Total                                                 $2,748      $2,698

Off-Balance Sheet Financial Instruments: The fair values of USF&G's unfunded real estate commitments and its financial commitment on investments are estimated using discounted cash flow analyses, based on USF&G's current incremental borrowing rate for similar types of borrowing arrangements. The estimate of the fair value of USF&G's interest rate swaps were obtained from the counterparties to the agreements and were derived by discounting the expected future cash flows using the basis point differential between the current and contracted interest rates. The estimated fair values of USF&G's off-balance sheet financial instruments at December 31, 1993, are as follows:

                                                                      Fair
(in millions)                                                        Value
Unfunded real estate commitments                                      $(11)
Commitment on investments                                              (27)
Interest rate swaps                                                     (5)

Note 5 Leases

USF&G occupies office facilities under lease agreements that expire at various dates through 2009. In addition, data processing, office, and transportation equipment is leased under agreements that expire at various dates through 1998.

USF&G's principal office lease involves a 40-story office building that was sold in 1984 and subsequently leased back. This lease provides for renewal options and rent increases every five years and a repurchase option at the end of the lease. The deferred gain arising from this sale is being amortized over the noncancelable lease term of 25 years. The unamortized amount of the deferred gain of $30 million, $31 million, and $33 million at December 31, 1993, 1992, and 1991, respectively, is included in other liabilities. For the years ended December 31, 1993, 1992, and 1991, amortization of $2 million is netted with underwriting, acquisition, and operating expenses.

Most leases contain renewal options that may provide for rent increases based on prevailing market conditions. Some leases also may contain purchase options based on fair market values or contractual values, if greater. All leases are accounted for as operating leases. Rent expense for the years ended December 31, 1993, 1992, and 1991, was $54 million, $58 million, and $63 million, respectively.

The table opposite shows the future net minimum payments under noncancelable leases at December 31, 1993.

                                    Home     Other
                                  Office    Office
(in millions)                   Building     Space   Equipment       Total
1994                                $ 14       $17         $11        $ 42
1995                                  16        14           7          37
1996                                  16        12           5          33
1997                                  17        10           1          28
1998                                  17         8           -          25
After 1998                           269        10           -         279
  Total                             $349       $71         $24        $444

Note 6 Shareholders' Equity

6.1.  CLASSES OF STOCK
USF&G is authorized to issue 12 million shares of $50 par value preferred stock and 240 million shares of $2.50 par value common stock.

6.2. PREFERRED STOCK
USF&G has 4 million shares of $4.10 Series A Convertible Exchangeable Preferred Stock, 1.3 million shares of $10.25 Series B Cumulative Convertible Preferred Stock, and
3.8 million shares of $5.00 Series C Cumulative Convertible Preferred Stock issued and outstanding at December 31, 1993, 1992, and 1991.

Each share of the Series A and Series C preferred stock entitles the holder to an annual cumulative dividend of $4.10 and $5.00, respectively, and a liquidation preference of $50 plus accrued and unpaid dividends. Each share of Series B preferred stock entitles the holder to an annual cumulative dividend of $10.25 and a liquidation preference of $100 plus accrued and unpaid dividends.

At December 31, 1993, at the option of the holder, subject to adjustment under certain conditions, each share of Series A, B, and C preferred stock is convertible to 1.179, 8.316, and 4.158 shares, respectively, of USF&G's common stock. The Series A stock is exchangeable in whole at USF&G's option on any dividend payment date for the corporation's 8.2 percent Convertible Subordinated Debentures due in 2011 at a rate of $50 principal amount per share. Series B and Series C stock are not exchangeable.

The Series A shares are redeemable for cash, in whole or in part, at USF&G's option at $51.23 per share, plus accrued and unpaid dividends to the redemption date. The redemption price declines to $50 per share in 1996. Series B shares are redeemable for cash, in whole or in part, at USF&G's option commencing in 1994 at $100 per share and accrued and unpaid dividends plus a premium of $10.25 per share that declines ratably to zero per share in 2001. No redemption may be made prior to 1997 unless the closing price of the common stock exceeds 150 percent of the Series B conversion price and subject to certain other conditions. In addition, if a change in control event should occur, then at the election of each holder of Series B Preferred Stock, USF&G will issue and sell additional nonredeemable equity securities and apply the net proceeds thereof to redeem these Series B shares, but only if and to the extent any such proceeds are raised. Series C shares are redeemable for cash, in whole or in part, at USF&G's option commencing in 1994 at $53.50 per share, plus accrued and unpaid dividends to the redemption date. The redemption price declines to $50 per share in 2001.

Holders of the preferred stock are not entitled to vote, except that they may vote separately with respect to certain matters including the authorizations of any additional classes of capital stock that would rank senior to the preferred stock. In the event that two quarterly dividends for Series B and C preferred stock or six quarterly dividends for Series A stock are unpaid, USF&G's Board of Directors will be increased by two, and holders of preferred stock may elect two directors until all such dividends in arrears have been paid.

6.3. DIVIDEND RESTRICTIONS
Payment of dividends to USF&G Corporation by its subsidiary is subject to certain restrictions. The Maryland Insurance code requires the Maryland Insurance Commissioner's prior approval for any dividend payments during a twelve month period from a Maryland subsidiary, such as USF&G Company, to its holding company which exceeds 10 percent of policyholders' surplus. At December 31, 1993, $154 million of dividends is currently available for payment to USF&G Corporation from its insurance subsidiary during 1994 without restriction. During 1993, $147 million in dividends was available for payment to USF&G Corporation from its insurance subsidiary without restriction, of which $125 million of dividends was paid.

6.4. CHANGES IN COMMON STOCK SHARES

                                                   Years Ended December 31

                                              1993          1992          1991
Common Stock:
  Balance, January 1                    84,512,758    84,273,327    83,958,222
  Shares issued                            496,724       239,431       315,105
    Balance, December 31                85,009,482    84,512,758    84,273,327

6.5. SHAREHOLDER RIGHTS PLAN
USF&G has a shareholder rights plan ("the plan") to deter coercive or unfair takeover tactics and to prevent a potential purchaser from gaining control of USF&G without offering a fair price to all of the corporation's shareholders. Under the plan, each outstanding share of USF&G's common stock has one preferred share purchase right (a "right") expiring in 1997. Each right entitles the registered holder to purchase 1/100 of a share of a new class of junior preferred stock for $140. The rights cannot be exercised unless certain events occur that might lead to a concentration in ownership of common shares. At that time, the rights may be exercised for common stock having a value of twice the exercise price. Under certain conditions, the rights also become exercisable into shares of common stock of a purchaser having a value of twice the exercise price. USF&G will generally be entitled to redeem the rights, at $.05 per right, any time before the tenth day after a 20 percent position is acquired.


Note 7 Stock Ownership Plans

7.1. STOCK OPTIONS AND STOCK PURCHASE PLANS
Stock Options: Stock options have been granted to full-time officers and key employees under four incentive plans:
Long-Term Incentive Plan, Stock Option Plan of 1987, Stock
Option Plan of 1990, and Stock Incentive Plan of 1991.
In addition, the Employee Stock Option Plan of 1992 granted eligible employees, other than officers and key employees participating in other stock incentive plans, options to purchase 50 or 100 shares of stock. Options granted under the plans are based on market quotations at the time of grant. Activity under the stock option plans is as follows:

                                                 Years Ended December 31
                                            1993          1992          1991
Outstanding, January 1                 4,473,572     2,816,748     1,820,942
Granted                                1,143,282     2,590,295     1,646,152
Exercised                               (338,940)      (26,868)            -
Surrendered or cancelled              (1,115,690)     (906,603)     (650,346)
  Outstanding, December 31             4,162,224     4,473,572     2,816,748
Expiration dates                    1/94-12/2003  1/93-12/2002  4/92-12/2001
Exercise and surrender prices        $6.25-30.82   $6.25-30.82   $6.25-34.00
Shares reserved and
  available for grant                  2,985,959     3,026,179     1,042,046

Stock Purchase Plans: Shares have been offered to employees under the Employees' Stock Purchase Plans of 1985 and 1990. None were offered in 1991, 1992, or 1993. The purchase price is 85 percent of the market value of USF&G's common stock on the grant date or the end of the two-year purchase period, whichever is less. Activity under the stock purchase plans is as follows:

                                                 Years Ended December 31

                                            1993          1992          1991
Outstanding, January 1                         -       133,379       585,869
Granted                                        -             -             -
Shares purchased                               -       (98,882)     (125,407)
Cancelled                                      -       (34,497)     (327,083)
  Outstanding, December 31                     -             -       133,379
Expiration dates                               -           N/A          8/92
Purchase prices                                -      $  11.16   $5.68-23.23
Shares reserved                                -           N/A       500,000

Accounting Methods: Proceeds from the shares sold under the stock option and stock purchase plans are credited to common stock and paid-in capital. USF&G makes no charges to income for the plans. The number of shares under the plans are adjusted for any future stock dividends, stock splits, or similar changes.

7.2. DIRECTORS STOCK PLAN
Directors Stock Plan:  The Corporation adopted the 1993
Stock Plan for Non-Employee Directors (the "Directors Stock Plan") on May 12, 1993. Only the Corporation's outside directors are eligible to participate and participation is mandatory. The Directors Stock Plan has two components: (i) annual retainer awards, and (ii) retirement awards. The Directors Stock Plan authorizes the issuance of up to 300,000 shares of the Corporation's common stock, par value $2.50 per share.
Activity under the Directors Stock Plan is as follows:

                                                       December 31, 1993
                                                                    Annual
                                                    Retirement    Retainer
                                                         Award       Award
Outstanding, January 1                                       -           -
Stock Units Awarded                                    123,958      11,927
Stock Issued                                           (17,300)     (5,000)
Outstanding, December 31                               106,658       6,927

Accounting Method: USF&G records an accounting expense equal to the market value at grant date of the vested stock or stock units awarded under the Directors Stock Plan. In 1993, $2 million of compensation expense was recognized relating to this plan. The future accounting expense related to these plans is expected to be minimal.


Note 8 Retirement Benefits

8.1. RETIREMENT PLANS
USF&G has various noncontributory retirement plans covering most regular full-time employees of the corporation and its affiliates. An employee's pension benefit is based on salary, years of service, and Social Security benefits. USF&G makes contributions to the pension plans based on amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974. The plans' funded status and amounts recognized in the consolidated financial statements are as follows:

                                                     At December 31
(dollars in millions)                         1993        1992        1991
ACTUARIAL PRESENT VALUE OF:
  Accumulated benefit obligation              $338        $263        $252
  Vested benefits                              322         249         241

Plan assets at fair value                     $297        $265        $237
Projected benefit obligation                   351         278         262
  Funded status                                (54)        (13)        (25)
Unrecognized net loss                          123          55          62
Unrecognized prior service cost (benefit)      (25)        (28)        (31)
Unrecognized net asset at January 1              -           -         (19)
Adjustment for minimum pension liability       (85)          -           -
  Net prepaid (accrued) pension cost          $(41)       $ 14        $(13)
ACTUARIAL ASSUMPTIONS:
  Weighted-average discount rate               7.5%       8.75%       8.75%
  Average rate of increase in future
    compensation levels                          5           6           6
  Expected long-term rate of return on assets  8.5         9.5         9.5

As a result of the lower interest rate environment, USF&G decreased the discount rate assumption which caused the accumulated benefit obligation to increase. In accordance with SFAS No. 87, USF&G recorded a minimum pension liability for the underfunded amount, representing the accumulated benefit obligation in excess of the fair value of the plans' assets, plus the amount of prepaid pension costs. The minimum pension liability is reported as a separate reduction to shareholders' equity.

The assets held by the plans consist primarily of fixed-income and equity securities. USF&G classifies prepaid pension cost with other assets and accrued pension cost with other liabilities in the Consolidated Statement of Financial Position.

The components of net pension expense are as follows:

                                                 Years Ended December 31
(in millions)                                 1993        1992        1991
Service cost                                 $   4        $  5        $  9
Interest cost                                   25          23          25
Actual return on plan assets                  (19)         (15)        (27)
Net amortization and deferral                   -          (10)          5
  Net periodic pension expense               $ 10         $  3        $ 12

8.2. POSTRETIREMENT BENEFITS
USF&G sponsors a defined dollar postretirement health care plan (medical and dental) and noncontributory life insurance plan covering most regular full-time employees of the corporation and its affiliates. USF&G's contributions and costs are determined based on the annual salary and the type of coverage elected by covered employees. USF&G's contributions to the plan are a percentage of plan costs based on age and service of employees at retirement. Additionally, the plan costs are capped at projected 1995 cost levels, and retiree contributions are increased for the total medical costs over the projected levels.

Effective January 1, 1993, USF&G adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers" Accounting for Postretirement Benefits Other Than Pensions." This statement requires USF&G to accrue a liability for the cost of health care, life insurance, and other retiree benefits when the employees' services are rendered.

As permitted under the new rule, the transition obligation of $52 million at January 1, 1993, was recognized as an immediate charge to net income by including the cumulative effect of this accounting change. The effect of adopting the statement increased 1993 net periodic postretirement benefit cost by approximately
$1 million to an annual expense of $5 million. USF&G continues to fund the health care and life insurance benefit costs principally on a pay-as-you-go basis.

The plans' combined funded status and amounts recognized in the consolidated financial statements at December 31, 1993, are as follows:

(in millions)
Accumulated postretirement benefit obligation:
  Retirees                                                            $(46)
  Fully eligible active plan participants                               (4)
  Other active plan participants                                        (8)
                                                                       (58)
Plan assets at fair value                                                -
  Funded status                                                        (58)
Unrecognized net loss                                                    6
Unrecognized transition obligation                                       -
  Accrued postretirement benefit cost                                 $(52)

USF&G classifies accrued postretirement benefit cost with other liabilities in the Consolidated Statement of Financial Position.

The components of the net periodic postretirement benefit cost for the 1993 year are as follows:

(in millions)
Service cost                                                            $1
Interest cost                                                            4
  Net periodic postretirement benefit cost                              $5

The weighted-average annual assumed rate of increase in per capita cost of covered benefits (i.e., medical trend rate) for the plans is 10.5 percent for 1994 (13 percent assumed for 1993) and is assumed to decrease to 5.5 percent in 2002 for participants age 65 or younger, and 8.0 percent for 1994 (8.75 percent for 1993), decreasing to 5.5 percent for participants over age 65 and remain at that level thereafter. Increasing the assumed medical trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year by approximately $0.3 million. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation is 7.5 percent at December 31, 1993.

The pay-as-you-go expenditures for postretirement benefits were $5 million in 1993, $4 million in 1992, and $3 million in 1991.

The effect of the accounting change discussed above is summarized as follows:

(in millions)                                                         1993
Cumulative effect of accounting change on
  January 1, 1993                                                      $52
  Plus postretirement benefit expense                                    5
  Less postretirement cash expenditures                                 (5)
  Accrued postretirement benefit cost at
    December 31, 1993                                                  $52

As part of USF&G's business restructuring program, special early retirement benefits were offered to eligible employees during 1991. Included in restructuring charges for 1991 was $3 million of pension expense related to these special benefits. There were no similar expenses in 1993 or 1992.


Note 9 Federal Income Taxes

USF&G and its subsidiaries file a consolidated federal income tax return. The provision for income taxes gives effect to permanent differences between income before income taxes and taxable income. Deferred federal income taxes are provided on temporary differences and net operating loss carry-forwards
(1993) and timing differences (1992 and 1991) between financial and taxable income.

Effective January 1, 1993, USF&G changed its method of accounting for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." Under the standard, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences and net operating loss carry-forwards ("NOLs") that will offset future taxable income. A valuation allowance is required if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. As permitted under the new standard, prior years' financial statements have not been restated.

SFAS No. 109 requires that deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The cumulative effect of adopting SFAS No. 109 as of January 1, 1993, was to increase net income by $90 million. As a result of the Omnibus Budget Reconciliation Act of 1993 which increased the corporate rate to 35 percent, an additional $3 million deferred tax benefit was recognized. At December 31, 1993, the deferred tax asset of $119 million recorded by USF&G is supported by a combination of forecasted taxable income and a tax strategy that USF&G would implement to prevent NOLs from expiring. A valuation allowance of $482 million has been recognized to offset the gross deferred tax assets. USF&G had NOLs of $634 million ($222 million tax-effected at a 35 percent corporate rate) for income tax purposes that expire in the years 2000 through 2006.

9.1. SIGNIFICANT COMPONENTS OF DEFERRED TAX ASSETS AND
LIABILITIES

(in millions)                                            December 31, 1993
Deferred tax liabilities:
  Deferred policy acquisition costs                                  $(140)
  Bonds                                                                (69)
  Minimum pension liability                                            (30)
  Other invested assets                                                (44)
  Other                                                                (60)
    Total deferred tax liabilities                                    (343)
Deferred tax assets:
  Loss reserves                                                        304
  Unearned premium revenue                                              45
  Foreign reinsurance                                                   49
  Real estate                                                           30
  Future policy benefits                                                50
  Net unrealized gains and losses                                       88
  Other liabilities                                                    113
  Other                                                                 43
  Net operating loss carry-forwards                                    222
    Total deferred tax assets                                          944
Valuation allowance for deferred tax assets                            482
  Deferred tax assets, net of valuation allowance                      462
    Net deferred tax assets                                          $ 119

During the year, the net change in the valuation allowance was $56 million to reflect the change in the realizability of the deferred tax asset. In addition, the valuation allowance increased $15 million due to the tax rate change enacted in 1993.

9.2. COMPONENTS OF PROVISION FOR INCOME TAXES

                                                 Years Ended December 31
                                        Liability Method   Deferred Method
(in millions)                                 1993        1992        1991
Current tax (benefit)                        $   7         $ 6         $ 4
Deferred tax (benefit)                          24          (6)         (1)
Adjustment for enacted change
  in tax rates                                  (3)          -           -
Adjustment of the beginning of the
  year valuation allowance                     (56)          -           -
Provision for income taxes                    $(28)        $ -         $ 3
Income taxes paid                            $   3         $ 9         $ 1

9.3. TAX EFFECTS OF TIMING DIFFERENCES BETWEEN FINANCIAL AND
TAXABLE INCOME

                                                      Years Ended December 31
(in millions)                                             1992        1991
TAX EFFECT (BENEFIT):
  Deferred policy acquisition costs                       $(15)      $  (7)
  Unbilled premium adjustments                              (4)         (2)
  Adjustment of life policy benefit reserves                (1)         (5)
  Adjustment of property/casualty loss reserves              3         (11)
  Adjustment of property/casualty unearned
    premium reserves                                        (4)         (5)
  Deferred realized gains and losses                        (2)          7
  Unrecognized benefit of net losses                        19          18
  Other, net                                                (2)          4
    Provision for deferred income tax (benefit)           $ (6)      $  (1)

9.4. TAX EFFECTS OF PERMANENT DIFFERENCES BETWEEN FINANCIAL AND
TAXABLE INCOME

                                                 Years Ended December 31
                                        Liability Method   Deferred Method
(in millions)                                 1993        1992        1991
Tax at federal rates                          $ 35         $12        $(48)
TAX EFFECT (BENEFIT):
  Adjustment of the beginning of the
    year valuation allowance                   (56)          -           -
  Effect of change in tax rates                 (3)          -           -
  State and foreign taxes                        -           -           1
  Dividend received deduction                    -          (3)         (2)
  Tax-exempt interest income                    (2)         (3)         (7)
  Proration adjustment on non-taxable
    investment income                            -           1           1
  Adjustment of property/casualty salvage and
    subrogation accruals (fresh start)           -           -          (3)
  Adjustment of property/casualty
    loss reserves (fresh start)                  -          (9)        (12)
  Alternative minimum tax                        -           -          10
  Unrecognized benefit of net loss               -           2          63
  Other                                         (2)          -           -
    Provision for income taxes                $(28)        $ -        $  3

9.5. NET OPERATING LOSS CARRY-FORWARDS
At December 31, 1993, USF&G had NOLs remaining for tax return purposes expiring in years 2000 through 2006. The amount and timing of recognizing the benefit of these NOLs depends on future income and limitations imposed by recent tax acts.
The approximate amounts of USF&G's NOLs on a regular tax basis and an alternative minimum tax ("AMT") basis at December 31, 1993, were as follows:

(in millions)                                                   Tax Return
Regular tax basis                                                     $634
AMT basis                                                              389

Note 10 Reinsurance

During 1993, USF&G adopted SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." This standard requires the effects of reinsurance activity to be reported on a gross basis. Reinsurance receivables and prepaid reinsurance premiums are reported separately as assets, instead of the previous practice of reporting such receivables net of the related loss and unearned premium liabilities. The standard also establishes the conditions required for a contract to be accounted for as reinsurance and prescribes income recognition and reporting standards for those contracts. The initial adoption of this standard had no effect on net income, but increased assets and liabilities by approximately $1.2 billion at December 31, 1993. USF&G reinsures portions of its policy risks with other insurance companies or underwriters. USF&G assumes policy risks from other insurance companies and through participation in pools and associations. Reinsurance gives USF&G the ability to write larger risks and control its exposure to losses from catastrophes or other events that cause unfavorable underwriting results. USF&G's ceding reinsurance agreements are generally structured on a treaty basis whereby all risks meeting a certain criteria are automatically reinsured. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve USF&G from its obligation to policyholders. Failure of reinsurers to honor their obligation could result in losses to USF&G. USF&G evaluates the financial condition of its reinsurers and monitors concentrations of credit risks arising from similar economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

At December 31, 1993, reinsurance receivables totaled $573 million. Of this amount, approximately $150 million was associated with the Workers Compensation Reinsurance Bureau ("WCRB"), a single voluntary reinsurance association of primary workers compensation insurers formed for the purpose of providing excess of loss reinsurance to its members. USF&G is a member of this pool. Each member is required to hold collateral, for the benefit of all member companies, in the form of investment-grade securities equaling 115 percent of the member's share of outstanding receivables of the WCRB. This collateral requirement mitigates the risk of WCRB becoming insolvent. Risk of loss is minimal for the remainder of receivables due to similar pool arrangements with collateral requirements, other contracts where funds are withheld, or letters of credit maintained. Credit risk is also diversified among numerous reinsurers. Additionally, USF&G is active in the involuntary market as a servicing carrier whereby USF&G processes business for a pool but takes no direct underwriting risk because it is directly reimbursed for the cost of processing policies and settling any related claims. Reinsurance receivables of $719 million associated with this business are separately disclosed in the Consolidated Statement of Financial Position.

                                                       1993                                         1992
                    Premiums       Losses  Unpaid  Unearned      Premiums       Losses  Unpaid  Unearned
(in millions)   Written  Earned  Incurred  Losses  Premiums  Written  Earned  Incurred  Losses  Premiums
Property/Casualty:
Direct           $2,345  $2,338    $1,472 $ 5,078     $ 813   $2,472  $2,692    $2,182 $ 5,593     $ 805
Assumed             593     506        83   1,251       104      259     376       385   1,555        98
Gross             2,938   2,844     1,555   6,329       917    2,731   3,068     2,567   7,148       903
Ceded              (509)   (517)      203  (1,053)     (124)    (311)   (535)     (479) (1,608)     (133)
  Net             2,429   2,327     1,758   5,276       793    2,420   2,533     2,088   5,540       770
Life                N/A     129       395   3,973         -      N/A     104       377   3,896         -
  Total          $2,429  $2,456    $2,153 $ 9,249     $ 793   $2,420  $2,637    $2,465 $ 9,436     $ 770

                                                       1991
Property/Casualty:
Direct           $3,021  $3,127    $2,752 $ 5,607    $1,025
Assumed             573     423       412   1,667       313
Gross             3,594   3,550     3,164   7,274     1,338
Ceded              (562)   (532)     (619) (1,570)     (357)
  Net             3,032   3,018     2,545   5,704       981
Life                N/A     169       437   3,773         -
  Total          $3,032  $3,187    $2,982 $ 9,477    $  981

The ceded unpaid losses and assumed unpaid losses for 1993 were reduced $464 million and $267 million, respectively, from 1992 due to a commutation involving the WCRB. At year end 1993, WCRB members commuted the lowest layer of reinsurance for accident years 1980 to 1992. As a result, USF&G was required to take back all reserves previously ceded into the layer and return reserves previously assumed.

Included in assumed unpaid losses in the above table are $110 million, $123 million and $279 million related to loss portfolio transfer agreements at December 31, 1993, 1992, and 1991, respectively. USF&G has not entered into any such agreements to cede its unpaid losses.


Note 11 Financial Guarantees

11.1. INSURANCE GUARANTEES
USF&G has underwritten and reinsured financial guarantee bonds for principal and interest payments or installment notes when due.
The obligations guaranteed were issued by limited partnerships, municipalities, and commercial enterprises. Assessment is made of the likelihood of loss in connection with these guarantees, and at December 31, 1993, 1992, and 1991, the reserve for such losses was not material. The risk of loss under these guarantees is diminished through reinsurance agreements and collateral.

As of December 31, 1993, USF&G was contingently liable for par value amounts totaling less than approximately $600 million on financial guarantee exposures ceded through reinsurance agreements with a monoline insurance company in which USF&G formally had a minority ownership interest. In addition, USF&G has other financial guarantee obligations where the par value guaranteed totaled $12 million at December 31, 1993, with maturities ranging from 1994 to 2007.

11.2. CORPORATE GUARANTEES
USF&G has also guaranteed the
obligations of certain limited partnerships where it has an equity interest. The risk of loss under these guarantees is diminished by collateral in the underlying projects. The guarantees totaled $82 million at December 31, 1993, with maturities ranging from 1994 to 1999. In addition, USF&G has line of credit commitments outstanding totaling $61 million and purchase commitments outstanding of $16 million.


Note 12 Legal Contingencies

12.1. GENERAL
USF&G's insurance subsidiaries are routinely engaged in litigation in the normal course of their business, including defending claims for punitive damages. As a liability insurer, they defend third-party claims brought against their insureds. As an insurer, they defend themselves against coverage claims. Additional information regarding contingencies that may arise from insurance regulatory matters may be found in the Regulation section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

In the opinion of management the litigation described herein is not expected to have a material adverse effect on USF&G's consolidated financial position, although it is possible that the results of operations in a particular quarter or annual period would be materially affected by an unfavorable outcome.

12.2. SHAREHOLDER CLASS ACTION SUITS
Twelve class action complaints were filed by certain shareholders of USF&G in 1990 and 1991. USF&G moved to dismiss all twelve complaints. The complaints refer to USF&G's public announcement on November 7, 1990, concerning a reduction in its dividend and related matters. By an order dated February
11, 1993, the court dismissed eleven of the class action complaints and on April 23, 1993, the court dismissed the remaining action. The plaintiffs appealed these rulings and on January 6, 1994, the Fourth Circuit of Appeals affirmed the dismissal of all twelve suits. The plaintiffs have not yet indicated whether they will seek review from the United States Supreme Court. While the outcome cannot be predicted with certainty, management believes the lawsuits are without merit and the outcome is unlikely to have a material adverse effect on USF&G's financial position.

12.3. ARKANSAS SERVICING CARRIER LITIGATION
On September 14, 1993, Interstate Contractors, Inc. and two other Arkansas corporations filed a class action in the U.S. District Court for the Eastern District of Arkansas, Little Rock, against the
National Council on Compensation Insurance ("NCCI"), USF&G and ten other insurance companies which served as servicing carriers for the Arkansas involuntary workers compensation market. The case, which is captioned Interstate Contractors, Inc., et al.
v. National Council on Compensation Insurance, et al., alleges that the defendants failed to provide safety and loss control services, claim management services, and assistance in moving insureds from the involuntary market to the voluntary market.
The plaintiffs are pursuing their claims under various legal theories, including breach of contract, breach of fiduciary duty, and negligence. The plaintiffs seek unspecified compensatory damages based on the premiums attributable to services allegedly not performed and damages allegedly incurred as a result of the alleged failure to provide such services.
USF&G believes that it has meritorious defenses and has determined to defend the action vigorously. Management believes that it is unlikely such claims will have a material adverse effect on USF&G's financial position.

12.4. NORTH CAROLINA WORKERS COMPENSATION LITIGATION
On November 24, 1993, N.C. Steel, Inc. and six other North Carolina employers filed a class action in the General Court of Justice, Superior Court Division, Wake County, North Carolina, against the NCCI, North Carolina Rate Bureau, USF&G and eleven other insurance companies which served as servicing carriers for the North Carolina involuntary workers compensation market. On
January 20, 1994, the plaintiffs filed an amended complaint seeking to certify a class of all employers who purchased workers compensation insurance in the State of North Carolina after November 24, 1989. The amended complaint, which is captioned N.C. Steel Inc. et al., v. National Council on Compensation Insurance, et al., alleges that the defendants conspired to suppress competition with respect to the North Carolina voluntary and involuntary workers compensation business, thereby artificially inflating the rates in such markets and the fees payable to the insurers. The complaint also alleges that the carriers agreed to improperly deny qualified companies from acting as servicing carriers, improperly encouraged agents to place employers in the assigned risk pool, and improperly promoted inefficient claims handling. USF&G has acted as a servicing carrier in North Carolina since 1990. The plaintiffs are pursuing their claims under various legal theories, including violations of the North Carolina antitrust laws, unlawful conspiracy, breach of fiduciary duty, breach of implied covenant of good faith and fair dealing, unfair competition, constructive fraud, and unfair and deceptive trade practices. The plaintiffs seek unspecified compensatory damages, punitive damages for the alleged construction fraud, and treble damages under the North Carolina antitrust laws.
USF&G believes that it has meritorious defenses and has determined to defend the action vigorously. Management believes that it is unlikely such claims will have a material adverse effect on USF&G's financial position.


Note 13 Information on Business Segments

USF&G's principal business segments are property/casualty insurance and life insurance.

13.1. OPERATIONS
The insurance business is geographically diversified throughout the United States. Noninsurance operations are located in the United States, Europe, and other foreign countries. Foreign operations, in total, are not material. Summarized financial information for the business segments is as follows:

                                                        Years Ended December 31
                                                                        Income (loss) from Continuing
                                            Revenues                   Operations Before Income Taxes
(in millions)                    1993         1992         1991        1993        1992**      1991**

PROPERTY/CASUALTY INSURANCE
  Commercial                   $1,223       $1,480       $1,885       $(223)      $(343)      $(455)
  Personal                        681          785          920         (28)       (110)        (97)
  Reinsurance                     305          157           96          32          20          26
  Fidelity/surety                 118          111          117          (8)          6          11
    Property/casualty
      categories                2,327        2,533        3,018        (227)       (427)       (515)
  Net investment income*          433          475          498         433         475         498
  Realized gains on investments*   31          199           44          31         199          44
  Other                             -            1            3         (24)        (51)        (67)
    Total property/casualty     2,791        3,208        3,563         213         196         (40)
LIFE INSURANCE
  Premium income                  129          104          169
  Net investment income           321          349          370
  Realized gains (losses)
    on investments                 20           (1)          31
  Other                             1            2            2
    Total life                    471          454          572          14          (5)         36
NONINSURANCE OPERATIONS and
  eliminations                    (13)          (2)          37        (128)       (156)       (137)
  Consolidated                 $3,249       $3,660       $4,172       $  99       $  35       $(141)

*Net investment income and realized gains on investments are not allocated to property/casualty categories.

**Income (loss) from continuing operations before income taxes for 1992 and 1991 includes restructuring charges by segment as follows: Property/casualty, $46 million and $52 million; Life,  $3 million and $2 million; and Noninsurance operations,
$2 million and $6 million, respectively.

13.2. ASSETS
The assets of the insurance operations are primarily investments.
Foreign assets are not material. Assets of the business segments are as follows:

                                                                              At December 31
(in millions)                                                          1993        1992        1991
Property/casualty insurance                                         $ 9,565     $ 8,253     $ 9,353
Life insurance                                                        4,848       4,856       5,012
Noninsurance operations and eliminations                                (78)         25         121
  Consolidated                                                      $14,335     $13,134     $14,486

Note 14 Interim Financial Data (Unaudited)

                                                                           Quarter
(in millions except per share data)                       First      Second       Third      Fourth
SUMMARY QUARTERLY RESULTS:
  Revenues                                      1993     $  875      $  820      $  755      $  799
                                                1992        941         906       1,011         802
                                                1991      1,084       1,061         991       1,036
  Income (loss) from continuing operations      1993         23          25          20          59
    before cumulative effect of adopting        1992          4           7          11          13
    new accounting standards                    1991        (51)        (56)        (21)        (16)
  Loss from discontinued operations             1993          -           -           -           -
                                                1992          -          (1)         (6)          -
                                                1991         (4)          -          (4)        (24)
  Income (loss) from cumulative effect          1993         38           -           -           -
    of adopting new accounting standards        1992          -           -           -           -
                                                1991          -           -           -           -
  Net income (loss)                             1993         61          25          20          59
                                                1992          4           6           5          13
                                                1991        (55)        (56)        (25)        (40)
PRIMARY EARNINGS PER COMMON SHARE:*
  Income (loss) from continuing operations      1993     $  .13      $  .15      $  .10      $  .55
    before cumulative effect of adopting        1992       (.09)       (.06)       (.02)        .01
    new accounting standards                    1991       (.65)       (.77)       (.38)       (.34)
  Loss from discontinued operations             1993          -           -           -           -
                                                1992          -        (.01)       (.07)          -
                                                1991       (.05)          -        (.06)       (.28)
  Income (loss) from cumulative effect of       1993        .45           -           -           -
    adopting new accounting standards           1992          -           -           -           -
                                                1991          -           -           -           -
  Net income (loss)                             1993        .58         .15         .10         .55
                                                1992       (.09)       (.07)       (.09)        .01
                                                1991       (.70)       (.77)       (.44)       (.62)
FULLY DILUTED EARNINGS PER COMMON SHARE:*
  Income (loss) from continuing operations      1993     $  .17      $  .15      $  .10      $  .49
    before cumulative effect of adopting        1992       (.09)       (.06)       (.02)        .01
    new accounting standards                    1991       (.65)       (.77)       (.38)       (.34)
  Loss from discontinued operations             1993          -           -           -           -
                                                1992          -        (.01)       (.07)          -
                                                1991       (.05)          -        (.06)       (.28)
  Income (loss) from cumulative effect of       1993        .34           -           -           -
    adopting new accounting standards           1992          -           -           -           -
                                                1991          -           -           -           -
  Net income (loss)                             1993        .51         .15         .10         .49
                                                1992       (.09)       (.07)       (.09)        .01
                                                1991       (.70)       (.77)       (.44)       (.62)

*The sum of quarterly income (loss) per share amounts may not equal the full year's amount due to stock issuances during presented periods.

In the first quarter of 1993, USF&G adopted two new accounting standards, which resulted in a net benefit of $38 million. SFAS No. 109, "Accounting for Income Taxes," increased net income by $90 million. This was partially offset by a $52 million charge to net income for SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

The third quarter 1992 results reflect $142 million in realized gains on investments, $80 million of catastrophe losses as a result of Hurricane Andrew, and $51 million of restructuring charges.

The fourth quarter 1991 loss from discontinued operations reflects the decision to divest the investment management operations.



USF&G Corporation
Report of Independent Auditors


Board of Directors
USF&G Corporation

We have audited the accompanying consolidated statement of financial position of USF&G Corporation as of December 31, 1993, 1992, and 1991, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of USF&G Corporation at December 31, 1993, 1992, and 1991 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

In 1993, as a result of adopting new accounting standards and as discussed in Notes 1, 2, 8, and 9 to the consolidated financial statements, the Corporation changed its methods of accounting for certain investments in debt and equity securities, postretirement benefits other than pensions, and income taxes.

ERNST & YOUNG

Baltimore, Maryland
February 11, 1994



USF&G Corporation
Directors and Committees of the Board


DIRECTORS
H. Furlong Baldwin (62)
Chairman of the Board and
Chief Executive Officer
Mercantile Bankshares Corporation
1981*

Michael J. Birck (56)
President and Chief Executive Officer
Tellabs, Inc.
1993*

Norman P. Blake, Jr. (52)
Chairman of the Board, President,
and Chief Executive Officer
USF&G Corporation
1990*

George L. Bunting, Jr. (53)
President and Chief Executive Officer
Bunting Management Group
1981*

Robert E. Davis (62)
Managing Director
Axess Corporation
1990*

Dr. Rhoda M. Dorsey (66)
President
Goucher College
1981*

Dale F. Frey (61)
Chairman of the Board and President
General Electric Investment Corporation
1991*

Robert E. Gregory, Jr. (51)
Chairman of the Board and
Chief Executive Officer
The Gitano Group, Inc.
1988*

Robert J. Hurst (48)
Partner
Goldman, Sachs & Co.
1988*

Dr. Wilbur G. Lewellen (56)
Herman C. Krannert
Distinguished Professor of Management
Graduate School of Management
Purdue University
1992*

Henry A. Rosenberg, Jr. (64)
Chairman of the Board and Chief Executive Officer
Crown Central Petroleum Corporation
1981*

Larry P. Scriggins (57)
Partner
Piper & Marbury
1981*

Anne Marie Whittemore (47)
Partner
McGuire Woods Battle & Boothe
1993*

George S. Wills (57)
President
Wills & Associates, Inc.
1981*

* Date indicates year of original election.


COMMITTEES OF THE BOARD

EXECUTIVE COMMITTEE
Norman P. Blake, Jr.
Chairman

H. Furlong Baldwin
George L. Bunting, Jr.
Dale F. Frey
Robert E. Gregory, Jr.
Robert J. Hurst

FINANCE COMMITTEE
H. Furlong Baldwin Chairman
Dale F. Frey
Wilbur G. Lewellen
Larry P. Scriggins
Anne Marie Whittemore
George S. Wills

AUDIT COMMITTEE
Robert E. Gregory, Jr.
Chairman

Robert E. Davis
Rhoda M. Dorsey
Dale F. Frey
Henry A. Rosenberg, Jr.

COMPENSATION COMMITTEE
George L. Bunting, Jr.
Chairman
Michael J. Birck
Robert E. Davis
Robert E. Gregory, Jr.
Wilbur G. Lewellen
Henry A. Rosenberg, Jr.

NOMINATING COMMITTEE
Robert J. Hurst
Chairman

H. Furlong Baldwin
George L. Bunting, Jr.
Robert E. Davis
Rhoda M. Dorsey
Larry P. Scriggins



USF&G Corporation
Officers


EXECUTIVE MANAGEMENT COMMITTEE

NORMAN P. BLAKE, JR. (52)
Chairman, president, and chief executive officer since 1990
Previously chairman and chief
executive officer, Heller International; executive vice president-Financing Operations, General Electric Credit
Corporation
B.S.; M.A.-Purdue University

GLENN W. ANDERSON (41)
Executive vice president-Commercial Lines since 1994 Previously senior vice president-USF&G Commercial
Lines;  vice president-Strategic Target Marketing, Fireman's
Fund
B.A.-Stanford University

GARY C. DUNTON (38)
Executive vice president-Field Operations since 1994 Previously executive vice president-USF&G Commercial
Lines;  vice president-Standard Commercial Accounts, Aetna Life
& Casualty
B.S.-Northeastern University; M.B.A.-Harvard University

DAN L. HALE (49)
Executive vice president-chief financial officer since 1993 Previously executive vice president-USF&G
Diversified Insurance and Investment Operations; president,
Chase Manhattan  Leasing Company
B.A.-Yale University

KENNETH E. CIHIY (47)
Senior vice president-Claim since 1993
Previously resident vice president, Aetna Life & Casualty
B.S.-Wilkes University

ROBERT J. LAMENDOLA (49)
Senior vice president-Fidelity/Surety
since 1992 Previously managing director, Marsh & McLennan, Inc.
B.A.-State University College at Buffalo, New York

THOMAS K. LEWIS (41)
Senior vice president and chief information officer since 1993 Previously vice president-general manager for Europe, Middle East, and Africa, Seer Technologies, Inc.
B.S.; M.S.-University of New Haven

JOHN A. MACCOLL (45)
Senior vice president-general counsel since 1990
Previously partner, Piper & Marbury
B.A.-Princeton University; LL.B.-Georgetown University

AMY P. MARKS (37)
Senior vice president-Human Resources since 1992
Previously senior vice president-USF&G Strategic Planning and Business Development; senior engagement manager, McKinsey &
Company
B.A.; M.B.A.-University of Chicago

RICHARD J. POTTER (48)
Senior vice president-Personal Lines
since 1991
Previously senior vice president-USF&G Strategic
Planning;  president, Credit Life Insurance Company
B.A.-Brown University; M.B.A.-University of Chicago

ANDREW A. STERN (36)
Senior vice president-Strategic
Planning/Corporate Marketing  since 1993
Previously partner and
vice president, Booz Allen & Hamilton, Inc.
B.S.S.C.-Massachusetts Institute of Technology;
M.B.A.-University of Chicago

JOHN C. SWEENEY (49)
Senior vice president-chief investment officer since 1992
Previously principal and practice director,
Towers Perrin Asset  Consulting Services
B.S.-St. Joseph's University; M.S.-The College of William & Mary

IHOR W. HRON (51)
President-F&G Life since 1991
Previously senior vice president-F&G Life; national director-Brokerage Operations, Connecticut General Life Insurance Company
B.S.-Rutgers University

PAUL B. INGREY (54)
President-F&G Re, Inc. since 1983
Previously senior vice president, Prudential Reinsurance Company
B.S.-Colgate University; M.B.A.-College of Insurance


OFFICERS

USF&G INSURANCE
President
Norman P. Blake, Jr.

CLAIM
Senior Vice President
Kenneth E. Cihiy

Vice President
G. Jay Erbe, Jr.
John F. Hayes II
Richard A. Hughes, Jr.
Thomas W. Salinsky
Charles M. Stapleton
Thomas M. Trezise

COMMERCIAL LINES
Executive Vice President
Glenn W. Anderson

Senior Vice President
Ben L. Griffin
Stephen W. Lilienthal
Robert W. Mueller
Kim B. Rich

Vice President
Peter T. Bothwell
Alan K. Crater
Jeff J. Gans
Ronald L. Goldberg
David Kaiser
Steven A. LaShier
Paul C. Martin
Kevin M. Nish
Kenneth R. Solomon

FIDELITY-SURETY
Senior Vice President
Robert J. Lamendola

Vice President
Michael P. Hammond
John A. Huss
David G. Olson
Brent E. Snelgrove
Gary A. Wilson

FIELD OPERATIONS
Executive Vice President
Gary C. Dunton

Regional Vice President
Paul H. Beil
R. Lee Buck
James R. Lewis
Kenneth F. May

Vice President
Richard G. Lambert
Gregory J. Richardson

FINANCE
Executive Vice President
Dan L. Hale

Vice President
Francis X. Bossle
Thomas A. Bradley
Kerrie A. Burch-DeLuca
Richard P. Campagna
Duane M. Danielsen
Diane Olmstead
Gary R. Preysner
Jon B. Savage
Richard H. Snader
James E. Stangroom
Charles R. Werhane
Paul Yates

HUMAN RESOURCES
Senior Vice President
Amy P. Marks

Vice President
Jerome Adams
Edward W. Gold
Kathryn A. Henry
Richard A. Roedel

INFORMATION SERVICES
Senior Vice President
Thomas K. Lewis, Jr.

Vice President
James Hughes
William L. Oakley
Janet T. Turoff

INVESTMENTS
Senior Vice President
John C. Sweeney

Vice President
Salvatore Correnti
Geoffrey C. Getman
Simon A. Mikhailovich

LEGAL
Senior Vice President/
General Counsel
John A. MacColl

Vice President
John A. Andryszak
John D. Corse
Vance C. Gudmundsen
J. Kendall Huber
John M. Lummis
Rosemary Quinn

Personal Lines
Senior Vice President
Richard J. Potter

Vice President Eileen O'Shea Auen
Paul F. DiFrancesco
Earnest E. Hines

STRATEGIC PLANNING/
CORPORATE MARKETING
Senior Vice President
Andrew A. Stern

Vice President
Scott A. Williams


SUBSIDIARY COMPANIES

F&G LIFE
President
Ihor W. Hron

Senior Vice President
Gene F. Gaines
Harry N. Stout

Vice President
Gary L. Burke
Michael A. Loffa
Peter J. McGlinchy
Robert C. Read
Bruce H. Saul

F&G RE
President
Paul B. Ingrey

Executive Vice President
John R. Berger

Senior Vice President
Dwight R. Evans
Roland W. Jackson
Timothy J. Olson
Wayne C. Paglieri
David S. Skurnick
Alan M. Willemsen

Vice President
Paul J. Brauner
Peter A. Dodge
Donald C. Kelly
Edward F. Konikowski
Michael J. O'Brien, Jr.
Charles B. Penruddocke
John F. Rathgeber
John H. Reimer
Rolf Schmidt
Arthur S. Underwood

Vice President/Counsel
Andrew Nosal



USF&G Corporation
Regional and Branch Offices


REGIONAL OFFICES

NORTHEAST REGION
James R. Lewis
5801 Smith Avenue
Baltimore, Maryland 21209
(410) 578-2301

SOUTHEAST REGION
Kenneth F. May
9000 Central Park West
Suite 700
Atlanta, Georgia 30328
(404) 390-5500

MISSISSIPPI REGION
Anthony D. Everett
USF&G Building
143 LeFleur's Square
Jackson, Mississippi 39211
(601) 982-5555

MIDWEST REGION
Paul H. Beil
135 N. Pennsylvania Street
Suite 800
Indianapolis, Indiana 46204
(317) 267-2850

WESTERN REGION
R. Lee Buck
1700 Lincoln Street
Suite 1750
Denver, Colorado 80203
(303) 832-8680


BRANCH OFFICES

CALIFORNIA
Nancy D. Stewart
2290 North First Street
Suite 100
San Jose, California 95131
(408) 435-0650

COLORADO
Anita Devan
370 Seventeenth Street
Suite 2800
Denver, Colorado 80202
(303) 893-1166

CONNECTICUT
Terence J. Welsh
175 Capital Boulevard
Rocky Hill, Connecticut 06067
(203) 563-8011

FLORIDA
M. Lee Patkus
600 N. Westshore Boulevard
Suite 400
Tampa, Florida 33609
(813) 289-4589

GEORGIA
Robert R. Southard
9000 Central Park West
Suite 600
Atlanta, Georgia 30328
(404) 390-5500

ILLINOIS
Hernando Madronero
Corporetum Office Campus
850 Warrenville Road-2nd Floor
Lisle, Illinois 60532
(708) 968-4500

INDIANA
Terry A. Toohey
135 N. Pennsylvania Street
Suite 1000
Indianapolis, Indiana 46204
(317) 267-2700

IOWA
John G. Liska
4200 Corporate Drive
West Des Moines, Iowa 50266
(515) 223-5700

KENTUCKY
R. Paul Feemster
USF&G Building
9911 Shelbyville Road
Suite 200
Louisville, Kentucky 40223
(502) 429-7000

MARYLAND
Gary L. Roth
DPC Expansion-1st Floor
5801 Smith Avenue
Baltimore, Maryland 21209
(410) 578-2000

MICHIGAN
Derrick D. Iseler
1900 West Big Beaver Road
Troy, Michigan 48084
(810) 643-6433

MISSISSIPPI
Anthony D. Everett
143 LeFleur's Square
Jackson, Mississippi 39211
(601) 982-5555

MISSOURI
Jonathan R. Jeschke
7500 College Boulevard
Suite 300
Overland Park, Kansas 66210
(913) 661-9700

L. Bud Roberts
910 North Eleventh Street
St. Louis, Missouri 63101
(314) 241-9190

MONTANA
Glen E. Dye
1625 Eleventh Avenue
Helena, Montana 59601
(406) 442-2270

NEW YORK
William R. Cossari
2500 Westchester Avenue
Purchase, New York 10577
(914) 251-2300

Michael J. Onofrio
5786 Widewaters Parkway
DeWitt, New York 13214
(315) 449-5100

NORTH CAROLINA
Louis R. Snage, Jr.
7415 Pineville-Matthews Road
Suite 300
Charlotte, North Carolina 28226-3267
(704) 544-0400

OHIO
Joseph J. Brossard
4936 Blazer Parkway
P.O. Box 7188
Dublin, Ohio 43017-0788
(614) 793-1500

OKLAHOMA
Larry W. Fitch
3500 Northwest 56th Street
Oklahoma City, Oklahoma 73112
(405) 946-6640

OREGON
Thomas G. Iverson
Five Centerpointe Drive, 3rd Floor
Lake Oswego, Oregon 97035
(503) 684-0880

PENNSYLVANIA
John A. Umberger
930 Harvest Drive
Suite 400
P.O. Box 3007
Blue Bell, Pennsylvania 19422
(215) 540-2700

Leonard H. Allen
3211 North Front Street
Harrisburg, Pennsylvania 17110
(717) 234-7941

Richard W. Ramell
One Mellon Bank Center
500 Grant Street
Pittsburgh, Pennsylvania 15219
(412) 261-2550

TENNESSEE
Stephen A. Nafe
100 Westwood Place
Suite 200
Brentwood, Tennessee 37027
(615) 370-8400

UTAH
Melvin R. Workman
1100 East 6600 South
Salt Lake City, Utah 84121
(801) 269-5656

VIRGINIA
John H. Jennings, Jr.
2819 Parham Road
Richmond, Virginia 23294
(804) 747-0300

WASHINGTON
Suite 300-North Tower
100 West Harrison Plaza
Seattle, Washington 93119
(206) 285-3636

WEST VIRGINIA
Charles W. Kincaid, Jr.
1409 Greenbrier Street
Charleston, West Virginia 25311
(304) 344-1692

WISCONSIN
Robert D. Prunty
2525 North Mayfair Road
Milwaukee, Wisconsin 53226
(414) 476-3600



USF&G Corporation
Shareholders' Information


Corporate Headquarters/Home Office
100 Light Street
Baltimore, Maryland  21202
(410) 547-3000

Annual Meeting
The Annual Meeting of Shareholders will be held
Wednesday, May 4, 1994, at 9:00 a.m. at the Sheraton Inner
Harbor Hotel, 300 South Charles Street, Baltimore, Maryland.

Reports Filed with the Securities and Exchange Commission
A copy
of USF&G Corporation's Annual Report on Form 10-K or  Quarterly
Report on Form 10-Q, as filed with the Securities and Exchange
Commission, may be obtained without charge upon  request to John
F. Hoffen, Jr., corporate secretary at the corporate headquarters.

Stock Exchange Listing
Common Stock:  USF&G Corporation's Common
Stock (ticker: FG) is listed on the New York Stock Exchange. The common stock appears in the NYSE Composite Listing as USFG. The common stock is also listed on the Pacific Stock Exchange, the London Stock Exchange, and the Stock Exchanges of Basle, Geneva, and Zurich, Switzerland.

Preferred Stock: USF&G Corporation's $4.10 Series A Convertible Exchangeable Preferred Stock (ticker: FGpA) and USF&G Corporation's $5.00 Series C Cumulative Convertible Preferred Stock (ticker: FGpC) are listed on the New York Stock Exchange. The preferred stock appears in the NYSE Composite Listing as USFGpf. The preferred stock is also listed on the Pacific Stock Exchange.

Transfer Agent/Registrar
First Chicago Trust Company of New York
is transfer agent, registrar, and dividend disbursing agent for USF&G Corporation's common and preferred stock. Inquiries regarding stock transfer requirements, dividend payments, the Dividend Reinvestment and Stock Purchase Plan, or address changes should be addressed to:

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, NJ  07303-2500
Attention:  Shareholders' Relations Department
(201) 324-0498

Stock and Dividend Information
The following tabulation
presents 1993 and 1992 data on the sale prices of USF&G Corporation's common stock on the New York Stock Exchange Composite Listing by quarter, and the dividends paid per share of common stock. At February 25, 1994, there were 37,263 shareholders of record and the closing price was $14.25.

                                Sale Price
                       High     Low     Dividends Paid
1993
First quarter        $17 5/8  $11 1/8               $.05
Second quarter        19 5/8   15 3/4                .05
Third quarter         19 5/8   13 7/8                .05
Fourth quarter        15 1/4   12 3/8                .05

1992
First quarter        $10 1/4  $ 7 1/8               $.05
Second quarter        14 1/4       8                 .05
Third quarter             15      10                 .05
Fourth quarter        14 1/8    9 7/8                .05

Dividend Reinvestment and Stock Purchase Plan
The plan provides shareholders with a convenient way to invest cash dividends and to make optional cash investments in additional shares of USF&G Corporation's common stock without payment of any charges for brokerage commissions or fees. First Chicago Trust Company of New York administers the plan and additional information may be obtained from them by written request.

For Additional Information
Investors and analysts requesting
additional information about  USF&G may contact:

Jennifer Macke
Investor Relations Department
(410) 547-3939

Independent Auditors
Ernst & Young
One North Charles Street
Baltimore, Maryland  21201

APPENDIX TO ELECTRONIC FORMAT DOCUMENT
(*List of graphic and image material in 1993 Annual Report)

*Page 3

GRAPH Revenues
(in billions)
1990           $4.171
1991            4.172
1992            3.660
1993            3.249

GRAPH Net Income
(in millions except per share data)
             Net Income           EPS(Earnings Per Share)
1990           $(569)         $ (6.99)
1991            (176)           (2.53)
1992              28            (0.24)
1993             165             1.38

GRAPH Balance Sheet Leverage/Liquidity
(dollars in billions)
                                                                Fixed charge
                Equity          Debt-to-equity ratio            coverage ratio
1990           $1.205           65                              (3.3)
1991            1.323           51                               (.5)
1992            1.270           49                                .8
1993            1.511           41                               1.4

*Page 4 PHOTO desribed in respective page of Annual Report

*Page 5  GRAPH
        ----------------------------------------------------------------------
        |  Fix the          -->        Build with        -->   Leverage       |
        |  Foundation                  Vision                  Leadership     |
        |---------------------------------------------------------------------|
Profit  |  Mission                 |   Culture/Core Values  |                 |
(x axis)|  Strategy                |   Market/Customer      |                 |
        |  Leadership              |   Orientation          |  Extend from    |
        |  Competitive Resources   |   Competitive          |    positions of |
        |                          |     Differentiation    |    leadership   |
        |  Economic Structure      |                        |                 |
         ---------------------------------------------------------------------
 (y axis)  1990                   1993                     1996

 (caption) USF&G is now entering the "Build with Vision" phase of its restructuring and rebuilding process.
(A discussion of the illustration of USF&G's restructuring and rebuilding can be found in the first paragraph of the Chairman's Letter on page 5 of the Annual Report.)

*Page 6

GRAPH Operating Income
(in millions)
1990           $ (77)
1991            (179)
1992            (113)
1993              93
(caption) The increase in operating income is due to improved underwriting performance in the property/casualty company.

GRAPH Property/Casualty Statutory
      Combined Ratio
                                                Statutory
                Loss           Expense          combined
                ratio           ratio           ratio
1990            81.9            32.9            114.8
1991            84.1            33.1            117.2
1992            82.0            34.9            116.9
1993            75.4            33.7            109.1
(caption) The improved ratios result from effective product/market mix management and improved underwriting and claim settlement practices.

*Page 7

GRAPH General & Administrative Expenses
(in millions)
1990           $635
1991            532
1992            465
1993            437
(caption) A 31% decrease in general and administrative expenses since 1990 favorably influenced earnings.

GRAPH Consolidated Employment & Productivity
(in thousands)
                Number of       Revenue per
                employees       employee
1990            12.5            $364
1991             9.1             455
1992             7.4             473
1993             6.5             499
(caption) Employment levels decreased by 48% since 1990 contributing to a 37% improvement in productivity.

*Page 8

GRAPH Investment Portfolio
(dollars in billions)
                Investment-                     Market-
                grade fixed-    Other           to-
                income          invested        amortized
                securities      assets          cost ratio
1990           $4.844          $6.377            99
1991            3.487           8.680            104
1992            2.663           8.683           101
1993            2.375           9.002           104
(caption) Improved asset quality is evidenced by an increase in investment-grade fixed income securities.



GRAPH Real Estate Portfolio
(dollars in billions)
                Total                           % Reserves to
                Real            Non-            nonperforming
                Estate          Performing      real estate
1990           $1.081            331             21
1991            1.155            393             22
1992            1.112            346             31
1993            1.095            249             43
(caption) Nonperforming real estate investments have decreased while reserve coverage has steadily improved.

*Page 10 PHOTO desribed in respective page of Annual Report

*Page 11 PHOTO desribed in respective page of Annual Report

*Page 12 PHOTO desribed in respective page of Annual Report

*Page 14 PHOTO desribed in respective page of Annual Report

*Page 15 PHOTO desribed in respective page of Annual Report

*Page 16 PHOTO desribed in respective page of Annual Report

*Page 17 PHOTO desribed in respective page of Annual Report

*Page 18 PHOTO desribed in respective page of Annual Report

*Page 19 PHOTO desribed in respective page of Annual Report

*Page 20 PHOTO desribed in respective page of Annual Report

*Page 21 PHOTO desribed in respective page of Annual Report

*Page 22 PHOTO desribed in respective page of Annual Report

*Page 23 PHOTO desribed in respective page of Annual Report

*Page 24 PHOTO desribed in respective page of Annual Report

*Page 25 PHOTO desribed in respective page of Annual Report

*Page 28
GRAPH Combined Ratio+
                Expense         Statutory Loss  Combined Ratio
1991            33.4            91.6            125.0
1992            36.3            86.9            123.2
1993            34.7            83.6            118.3
(footnote)+Total Commercial Lines segment

*Page 29

GRAPH Personal Lines Combined Ratio
                Expense         Statutory Loss   Combined Ratio
1991            30.4            80.0               110.4
1992            33.2            80.0               113.2
1993            33.9            71.2               105.1

GRAPH Fidelity/Surety Combined Ratio
                Expense         Statutory Loss   Combined Ratio
1991            56.3            42.3                98.6
1992            64.0            32.0                96.0
1993            56.4            50.5               106.9

GRAPH F&G Re Combined Ratio
                Expense         Statutory Loss   Combined Ratio
1991            29.9            59.1                89.0
1992            17.0            76.9                93.9
1993            24.6            67.3                91.9

GRAPH Life Insurance Strategic Surplus+ to Assets
1991            7.8
1992            9.6
1993            9.8
(footnote)+Strategic surplus is the sum of statutory surplus and mandated Asset Valuation Reserve.

*Page 30

GRAPH Asset Allocation  (pie chart)
                        1992    1993
Equities &
  other invested
  assets                4%       3%
Real estate             9        9
High-yield              5        5
Short term              5        3
Governments             5        3
Tax-exempt              1        -
Mortgage-backed        35       22
Investment-grade
  corporates           38       55
(caption) As mortgage-backed securities declined to 22% of invested assets, investment-grade corporates increased to 55%.

*Page 31

GRAPH Fixed-Income Securities
(in billions)
                        Held         Available        Unrealized
                      to maturity     for sale       gains (losses)
1990                   $6.982          $   --         $(.068)
1991                    3.749           5.364           .373
1992                    7.218           1.987           .114
1993                    4.661           4.681           .357
(caption) The level of securities available for sale will affect book value as associated unrealized gains (losses) will be carried in shareholders' equity.


GRAPH Interest Rates
                        30 Year Treasuries              3 Month Treasuries
1990                    8.3%                            6.8%
1991                    7.4                             4.1
1992                    7.4                             3.3
1993                    6.4                             3.1
(caption) Investment results have been impacted by the declining interest rate environment.