Form 10-K405, Exhibit 13
period 1994-12-31
USF&G CORP
filed 1995-03-31
CIK 354396

Exhibit 13


USF&G Corporation
Financial Highlights

                                                  Years Ended December 31
(dollars in millions except per share data)     1994        1993        1992
Consolidated Results
  Revenues                                   $ 3,221     $ 3,249     $ 3,660
  Premiums earned                              2,435       2,456       2,637
  Net investment income                          743         749         817
  Net realized gains on investments                5           6         148
  Facilities exit costs                         (183)          -           -
  Income tax benefits                            281          28           -
  Income from continuing operations before
    cumulative effect of adopting new
    accounting standards                         232         127          35
  Loss from discontinued operations                -           -          (7)
  Cumulative effect of adopting new
    accounting standards                           -          38           -
  Net income                                     232         165          28
Results Per Common Share
  Income (loss) from continuing operations
    before cumulative effect of adopting
    new accounting standards                 $  2.14     $   .93     $  (.16)
  Loss from discontinued operations                -           -        (.08)
  Cumulative effect of adopting new
    accounting standards                           -         .45           -
  Net income (loss)                          $  2.14     $  1.38     $  (.24)
  Dividends declared                         $   .20     $   .20     $   .20


                                                       At December 31
                                                1994        1993        1992
Consolidated Financial Position
  Assets                                     $13,774     $14,335     $13,134
  Debt                                           616         618         616
  Shareholders' equity                         1,369       1,511       1,270
  Debt-to-equity                                  45%         41%         49%
  Book value per share                       $ 10.17     $ 11.66     $  8.87
  Market price per share                      13 5/8      14 3/4      12 3/8
  Common shares outstanding               95,616,460  85,009,482  84,512,758

Chart 1 (with caption)

Chart 2 (with caption)

*Operating income (loss) is defined as income from continuing operations before realized gains, facilities exit costs, certain income tax benefits, and cumulative effect of accounting changes. The information presented in this manner is not intended to conform with GAAP.

**Includes Policyholders' Dividends, 1994 industry ratios are estimates provided by A.M. Best.

PHOTO (caption)
Chairman, President, and
Chief Executive Officer
Norman P. Blake, Jr.

USF&G Corporation

Chairman's Letter

Introduction
We entered 1994, the initial year of our "build with vision" phase of development, after establishing a viable business platform during three arduous years of restructuring our company. In 1994 we continued to achieve strong earnings growth and improved returns. We further strengthened our balance sheet, refined corporate and business segment strategies, and implemented a broad array of new product, market, and technology development initiatives.

1994 Performance
Consolidated
Net income in 1994 was $232 million, compared with $165 million in 1993. On an earnings per share basis, we earned $2.14/share in 1994, which compares favorably with $1.38/share in 1993. The primary drivers of this improvement were growth in consolidated operating income and recognition of income tax benefits. Consolidated operating income in 1994 was $130 million, representing a 35 percent growth over $96 million in 1993. USF&G defines operating income as income from continuing operations before realized gains and losses, facilities exit costs, the cumulative effect of accounting changes, and certain income tax benefits. This performance resulted from the continued improvement in property/casualty underwriting results combined with life insurance profits. Consolidated revenues and controllable expenses remained essentially flat compared with 1993. The property/casualty ("P/C") company earned $194 million in operating income in 1994 and reported a 108.4 combined ratio, outperforming the estimated industry average (including policyholder dividends) of 109.4 and our 1993 combined ratio, also 109.4. F&G Life returned to profitability, earning $12 million in operating income after three consecutive years of operating losses.

Property/Casualty Company
Our P/C company is pursuing a hybrid "regional/specialist" strategy.
The "regional" aspect of this strategy requires each of our 30 entrepreneurially managed branch operations to develop and execute a winning game plan for its respective markets. The product/market scope of each branch is dictated by its own discrete strategy. Specific agency management and market development plans are established by setting priorities and determining the required level of product and service support. In particular, personal lines and small business commercial lines are pursuing highly focused regional strategies driven by branches focused on penetrating high-density markets to achieve scale and leverage distribution costs.

The "specialist" aspect of this strategy involves our middle market commercial lines and our specialty businesses. In the first case, we have developed a broad array of customized market capabilities to differentiate ourselves from our competitors. The resulting products are designed to penetrate targeted industry sub-segments. In 1994, middle market businesses grew direct written premium by 10 percent, while maintaining strong underwriting and price discipline and realizing a 12 point improvement in renewal retentions. As a result of this market strategy, a shift toward more profitable product lines, and improved risk management, middle market underwriting performance has continued to improve, with its calendar year loss ratio lowered six points to 78.7 percent.

Our specialty businesses, Fidelity/Surety and F&G Re (reinsurance), achieved net written premium growth in their most profitable lines and impressive underwriting profits. Each business is pursuing market extension strategies. Fidelity/Surety ("F/S") grew its net written premium by 11 percent as a result of improved marketing effectiveness both domestically and internationally. It expanded its market scope by establishing a Canadian subsidiary (Northern Indemnity), a strategic alliance in Mexico, and increased capability to serve international clients doing business in North America. F/S reported a 90.9 percent combined ratio.

F&G Re grew written premium in its most profitable product line, traditional risk, by 52 percent. Much of this growth is a result of the establishment in 1993 of a London liaison office which has improved our ability to compete in the international market. F&G Re's other product line, finite risk, suffered a decline in growth because the imposition of new regulatory guidelines
(SFAS 113) resulted in less demand for this product. We anticipate, however, regaining sales momentum for this line as a result of new product development efforts. F&G Re achieved a 90.6 percent combined ratio.

In summary, our middle market commercial lines and specialty businesses made significant progress in achieving growth and improving profitability. Personal lines and small business commercial lines experienced a decline in net written premium as each business underwent market repositioning and efforts to improve cost competitiveness.

Life Company
In 1994, F&G Life returned to profitability as a result of the fundamental restructuring of this business in 1992. We significantly reduced structural costs, substantially improved the overall quality of management and the skill base, and embarked upon a comprehensive upgrade of information systems, migrating to a more advanced platform. In addition, we completely redesigned and expanded the entire product line to improve competitiveness and margins while establishing new channels of distribution. The culmination of all these efforts is reflected in our 1994 performance. New business grew 40 percent on the strength of new higher-margin products sold through the new distribution channels. Product spreads have improved as a result of the steady run-off of unprofitable mature books of business and more effective asset/liability management. The overall investment portfolio also improved as a result of a reduction in nonperforming or under-performing assets. Looking forward, I anticipate sustained earnings growth from F&G Life.


Industry Overview
Balance sheet quality is becoming increasingly more important as the

PHOTO (caption)
Gil Tognarelli
General Adjuster-Claim

USF&G's number one core value is "customer first." Fair and prompt claim settlement allows us to demonstrate this. Gil operates out of the Denver area and is one of seven general adjusters strategically placed throughout the country to settle our customers' largest, most complex claims. Having highly recognized specialists like Gil enables USF&G to attract and retain substantial accounts.

confluence of market and regulatory forces is placing significant strain on the financial strength of P/C insurance companies. Since 1992, P/C companies have incurred unprecedented high levels of catastrophic losses which have depleted surplus. Compounding this pressure has been the growing recognition of the industry's need to strengthen overall reserves for environmental and asbestos liabilities. It has been estimated that the industry reserves are inadequate by amounts ranging from $60 billion to $90 billion. Concomitant with the reserve questions has been the issuance of two regulations, Risk Based Capital ("RBC") and SFAS 115, that place further strain on the balance sheet and earnings power of insurance companies.

These market and regulatory forces are defining relative balance sheet quality as a competitive benchmark. Since 1991 USF&G has been steadily improving the quality of its balance sheet without compromising its strong reserve position. In addition, our surplus is well above RBC standards, providing confidence in our capacity to write new business and withstand unforeseen adversity.

Corporate Strategy
An important strategy consideration as we build with vision is the outlook for our major business segments' earnings growth and return characteristics. Our accountability to you as a shareowner is to establish complementary sources of earnings and a predictable and attractive earnings stream. USF&G has four major sources of earnings with distinctive growth and return characteristics.

The P/C company possesses three major sources of earnings: high frequency/ low severity business lines (i.e., personal and small business commercial lines), middle market commercial lines, and specialty businesses. The high frequency/low severity businesses experience high volumes of transactions with limited levels of individual policy exposures. These businesses are commodity prone with increasing price sensitivity. They require intense management focus to gain cost competitiveness and economies of scale. If competitively managed, these businesses should contribute high earnings growth and moderate returns.

Our middle market commercial lines compete in a market that is constantly redefined in terms of price/value differentiation. Regional and national multi-line carriers converge to compete in this segment. USF&G's refined market segmentation allows for development of customized product packages that achieve competitive value differentiation by targeting specific industry markets. This earnings source contributes a moderate rate of growth and higher returns than the high frequency/low severity businesses.

The third source of P/C earnings are the specialty lines of business. F&G Re, Fidelity/Surety, and certain commercial product lines (i.e., inland marine and excess property) currently comprise USF&G's specialty businesses. These businesses, which underwrite very specialized risks, compete based upon financial strength and expertise of their skilled professionals. Characteristically, these

PHOTO (caption)
John Umberger
Branch Vice President

Each USF&G branch office is a discrete business with profit and loss accountability. A 20-year USF&G veteran, John has effectively transformed his branch into a highly competitive business comprised of an outstanding cadre of insurance professionals. In fact, in recent years, his branch has won the "Most Improved Service Award" from the Independent Insurance Agents of America in New Jersey.

businesses contribute a more volatile and less predictable source of earnings growth, but at higher rates of return.

F&G Life provides a growing and more predictable source of earnings which should realize operating leverage as it continues to grow. Historically, F&G Life's profitability has been compromised by the quality of its investment portfolio and narrow spreads. Prospectively, growth and returns should improve as a result of the successful development and marketing of higher margin products through newly established channels of distribution. Better asset/liability management should improve spreads as well.

1995 Outlook
Company-wide
I anticipate consolidated operating income to continue to grow and related returns to improve, despite a significant incremental investment in developing our information systems. Consolidated revenues should grow modestly, while controllable expenses will be managed consistently with revenue growth. The company's overall earnings power should be enhanced in future years by the successful completion of two pending acquisitions, Victoria Financial Corporation and Discover Re Managers, Inc.


Acquisitions
Both pending acquisitions (Victoria Financial and Discover Re), should financially and strategically enhance our future performance. Each has met our rigorous evaluation criteria: is nondilutive on an operating earnings per share basis, grows at a faster rate than the industry and earns a 15 percent ROE or greater, makes an underwriting profit, provides operating synergies, possesses strong management and skill base, represents superior "buy" versus "make" economics, and is culturally compatible. Victoria Financial participates in the nonstandard personal auto market. It has grown successfully since its inception in 1986 and consistently had a combined ratio under 100 percent. It has strong management, systems, and skill base. The integration of a nonstandard auto product line into our existing operations will provide our agents a single market for both standard and nonstandard auto, and allow the leveraging of distribution costs to help drive down our expense ratio. It additionally will protect our existing book of business from intrusion by other nonstandard auto product providers attempting to penetrate the standard auto insurance market.

Discover Re participates in the alternative risk transfer ("ART") market, one of the fastest growing segments of the commercial insurance market. The ART market serves the self-insurance market which has been steadily displacing the traditional risk transfer market over the last couple of decades. Discover Re accesses the self-insured market through agents and brokers. It structures reinsurance facilities and intermediates the distribution of risk. It offers consulting services, participates in the reinsurance facility at the layer just above the primary risk taken by the client, and provides administrative

PHOTO (caption)
Jim Hughes
Vice President-Information Services

We are an information-based company. Our competitiveness as a company is very much determined by how we effectively leverage new technology to enhance decision making and to improve our cost and quality of service. Jim, along with other members of the Information Services management team, is pursuing a highly innovative approach to migrating away from our current mainframe environment.

oversight for third-party risk management services. It has grown significantly since its founding four years ago and reported an underwriting profit in 1994. Discover Re also represents a new market for our excess property and workers' compensation product lines.

As the P/C industry continues to undergo a shake-out and further consolidation, we stand ready to benefit from this market instability. In 1994, we considerably strengthened the management and technical skill base of our branch operations. Also, we expanded our market coverage by adding five satellite underwriting offices and improved our overall agency sales management practices.

High Frequency/Low Severity Businesses
The high frequency/low severity businesses (i.e., personal and small business commercial lines) will continue to penetrate targeted regional markets, introduce new products, and improve cost effectiveness through reengineering and automation.

Personal lines will continue to roll-out its new agency interface system and penetrate attractive high density/regional markets. It will also integrate Victoria Financial's nonstandard auto line into our existing distribution channels, further strengthening the franchise with our agents.

Small business commercial lines will continue to focus on penetrating targeted regional markets. In addition, we will be introducing a completely reengineered product and supporting systems capability. This is part of our long-term reengineering and automation efforts to improve cost effectiveness.

Middle Market Commercial Lines Business
Middle market commercial lines will benefit from the considerable increase of skilled loss control engineers and underwriting specialists placed in field operations last year. In addition, we expect to benefit from the introduction of five major customized product packages in 1994 targeted at the construction, manufacturing, and services market segments. We plan to introduce additional products this year to fill out our broad array of highly competitive products.

Speciality Businesses
The specialty businesses portfolio will be further expanded with the inclusion of Discover Re, as well as the planned startup of an excess and specialty risk company. These new businesses, along with Fidelity/Surety and F&G Re, represent a formidable assembly of high growth/high return businesses. We expect to continue to build this major business segment through selective acquisitions and internal business ventures.

Fidelity/Surety, after achieving impressive growth in 1994, is expected to continue to grow. We will emphasize Fidelity/Surety's underwriting profitability while broadening its international market presence.

We expect F&G Re to continue growing premium by improving our international

PHOTO (caption)
Shelly Diegel
Agency Automation Manager

Agency interface allows us to leverage technology to produce significant cost savings and service enhancements. Shelly made interface, the cornerstone of our personal lines strategy, a reality for over 100 agencies in '94-with significantly more planned for '95. She researched and designed the interface process, then led implementation teams in a dizzying timeframe.

marketing effectiveness and enhancing our finite risk product.

Prospectively, our strategy is to expand our portfolio of specialty businesses and invest in marketing and cost/service quality effectiveness of our high frequency/low severity businesses. We additionally plan to improve the competitiveness of our value-added approach to the commercial lines middle market.

F&G Life
F&G Life's new business growth and profitability should be further enhanced by its entry into the "Senior" market. It has developed new product capabilities in this area and has recently established a new strategic alliance with a major regional broker to penetrate this market. In addition, continued improvement in the quality of its investment portfolio and product spreads should be realized.

Reengineering/Systems Initiatives
Despite much effort over the last several years to improve our cost competitiveness, much progress still needs to be made. We need to redesign our business processes to achieve competitive cost parity. To accomplish this, we formed a senior management task force to reengineer our business processes over the next several years. To facilitate this effort, we are migrating our current mainframe systems to a client server system. The impact of these efforts should begin to materialize in 1996, with the full benefit of efficiency and cost effectiveness being realized in 1997-1998 and beyond.

Conclusion
Our resolve to maximize earnings in order to increase shareholder value is firm. In 1994 we entered the "build with vision" phase. We developed new products and business lines. We broadened and enhanced the earnings power of our company. We also recognized the critical need to become more cost competitive and embarked on a major effort to accomplish this. In 1995 we should benefit from our company's enhanced competitiveness and ability to capitalize upon market instability. Looking forward, I anticipate continued improvement in earnings quality and growth.

Throughout this letter you have seen outstanding USF&G professionals who are making a difference in the successful building of our company. They represent the creative energy and dedication of our people to be the best. On behalf of all of the people of USF&G, I wish to express our appreciation for the confidence you have placed in us. We will continue to build a superior company worthy of your investment.


(Signature - Norm Blake)


Norman P. Blake, Jr.
Chairman, President, and
Chief Executive Officer
March 10, 1995

PHOTO (caption)
Dave Kaiser (left)
Vice President-Commercial Lines
Greg Doman (right)
Assistant Vice President-Fidelity/Surety

Our future success will include leveraging our expertise in new markets. Dave and Greg did just that by focusing on the total insurance needs of financial institutions. Their teamwork produced a comprehensive package of bond, directors and officers liability, and commercial insurance products that protect against a host of potential exposures unique to financial institution customers.

Business Overview: Products and Target Markets

                     Products                          Target Markets
Property/Casualty
 Insurance
Commercial Lines
Middle Market
              - General, umbrella,            Mid- to large-sized businesses:
                professional liability
              - Primary, excess, and highly     - Manufacturers, technology
                protected risk (HPR) property     and wholesale industries
              - Inland marine, crime, boiler    - Contractors
              - Commercial auto                 - Transportation
              - Workers' compensation           - Financial/educational
                                                  institutions
                                                - Municipalities
                                                - Real estate holdings

Small Business
              - Businessowners policies       Small businesses:
              - Property and inland marine      - Service
              - General, umbrella liability     - Retail
              - Commercial auto                 - Wholesale
              - Workers' compensation           - Contracting
                                                - Finance/insurance/
                                                  real estate

Personal Lines
              - Auto                          Individuals/families insuring:
              - Property                        - Homes
              - Personal excess                 - Condominiums
              - Watercraft                      - Automobiles
                                                - Personal articles
                                                - Watercraft

Fidelity/Surety
              - Surety bonds                    - Contractors
              - Judicial, public official,      - Financial institutions
                miscellaneous bonds
              - Financial institution bonds     - Credit unions
              - Financial institution directors
                and officers liability          - Commercial businesses
              - Commercial crime
              - Kidnap and ransom

F&G Re
              Treaty reinsurance:             Broker market:
              - Traditional risk                - U.S. companies
              - Finite risk                     - Foreign companies

Life Insurance
              - Structured settlements        - Structured settlement
                                                candidates
              - Tax-sheltered annuities       - Teachers (K through grade 12)
              - Single-premium deferred       - Individuals above age 55,
                annuities                       retirees
              - Other annuities               - Individuals requiring income
                                                flow
              - Term and universal life       - Rural markets




              Chart #1                        Chart #2




Business Overview: 1994 Accomplishments and 1995 Strategic Initiatives

       1994 Accomplishments                1995 Strategic Initiatives
Property/Casualty
Insurance
Commercial Lines
Middle Market
  - Implemented focused growth strategies  - Continue penetrating high
  - Opened five new commercial lines         growth/high return market
    offices                                  segments
  - Launched new proprietary programs      - Launch new "A Plus" Education
    and capabilities:                        Institution and Wholesalers
  - "Blue Print" Contractors Program         "Market Link" Programs
  - "Tier One" Financial Institutions      - Expand into Excess and Surplus
    Program                                  Lines market
  - "Visionary" Technology Program
  - Municipality Program
  - Specialty Trucking Program
  - Excess Property Program

Small Business
  - Continued service improvements and     - Implement focused growth
    productivity gains in regional           strategies in targeted states
    underwriting/processing centers
  - Established network of Small Business  - Implement new small business
    Marketing Managers                       product and Phase I system with
                                             key agents
  - Began development of new small         - Continue rapid development of
    businessowners product state-of-         Phase II system initiatives
    the-art processing centers

Personal Lines
  - Launched new Personal Excess and      - Improve financial performance
    Watercraft programs
  - Enhanced customer service/processing  - Continue cost reduction
    through roll-out of agency automation   initiatives
  - Introduced an insurance-to-value      - Integrate nonstandard auto
    program for homeowners insurance        program
                                          - Launch new technology platform
                                            with automated underwriting,
                                            single entry interface
                                          - Increase sales from key producers
                                          - Accelerate insurance-to-value
                                            program

Fidelity/Surety
  - Launched D&O program for financial    - Develop fiduciary and employment
    institutions                            practices liability product
  - Launched kidnap and ransom product    - Enhance claims handling
  - Launched "Tier One" Financial         - Expand commercial surety products
    Institutions Program                    and service
  - Entered international market
    for surety

F&G Re
  - Increased overall written premium     - Encourage innovative products
    by 3%                                   specialized for clients/markets
  - Produced combined ratio of 90.6%      - Aggressively evaluate
  - Increased market profile in EEC and     opportunities for marketing
    Pacific rim                             finite risk to foreign companies
                                          - Review possibilities for
                                            international strategic alliance

Life Insurance
  - Increased sales by 40 percent to      - Tap "Seniors" market via new
    $286 million while operating expenses   life and annuity products
    were flat
  - Returned to profitability with net    - Develop private label versions
     operating income of $12 million        of new annuities to target
  - Retained 50 percent of the broker/      niche markets
    dealer SPDA book                      - Repackage annuity and higher
  - Launched successful reengineered        margin life offerings to increase
    annuity                                 penetration of P/C brokerage
  - Strengthened balance sheet through      market
    careful asset/liability management    - Continue aggressive conservation
    and reduction of real estate            program to minimize product
    investments                             lapse rates


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

Independent Auditors
USF&G engages Ernst & Young LLP to conduct independent audits of the financial statements in accordance with generally accepted auditing standards. Their audits include reviews and tests of internal controls, transactions, and other information they consider necessary to express an opinion on the financial statements.




Norman P. Blake, Jr.                  Dan L. Hale
Chairman, President, and              Executive Vice President and Chief
Chief Executive Officer               Financial Officer


February 24, 1995

Index to Financial Information
Management's Discussion and Analysis of
 Financial Condition and Results of Operations    12
Eleven-Year Summary of Selected Financial Data    34
Consolidated Statement of Operations              36
Consolidated Statement of Financial Position      37
Consolidated Statement of Cash Flows              38
Consolidated Statement of Shareholders' Equity    39
Notes to Consolidated Financial Statements        40
Report of Independent Auditors                    60


Management's Discussion and Analysis of Financial Condition and Results of Operations

This section provides management's assessment of financial results and material changes in financial position for USF&G Corporation and its two primary subsidiaries, United States Fidelity and Guaranty Company ("USF&G Company") and Fidelity and Guaranty Life Insurance Company ("F&G Life"), (collectively, "USF&G" or "the Corporation") and discusses the results of operations for the year ended December 31, 1994. The analysis focuses on the performance of USF&G's business segments and its investment portfolio.
(Note: A glossary of certain terms used in this discussion can be found at the end of this section. The terms are italicized the first time they appear in the text.)

Index
1. Consolidated Results                     12
2. Property/Casualty Insurance Operations   13
3. Life Insurance Operations                21
4. Parent and Noninsurance Operations       23
5. Investments                              23
6. Financial Condition                      27
7. Liquidity                                28
8. Regulation                               29
9. Income Taxes                             32
10. Glossary of Terms                       33

1. Consolidated Results
1.1. Summary of net income
The table below shows the major components of net income.

(in millions)                              1994    1993    1992
Income (loss) from continuing
 operations before realized gains,
 facilities exit costs, income taxes
 and cumulative effect of adopting
 new accounting standards                 $ 129   $  93   $(113)
Net realized gains on investments             5       6     148
Facilities exit costs                      (183)      -       -
Loss from discontinued operations             -       -      (7)
Income tax benefit                          281      28       -
Income (loss) from cumulative effect of
 adopting new accounting standards:
  Income taxes                                -      90       -
  Postretirement benefits                     -     (52)      -
 Net income                               $ 232   $ 165   $  28

The table below shows the components by major business segment of income (loss) from continuing operations before realized gains, facilities exit costs, income taxes and cumulative effect of adopting new accounting standards.

(in millions)                              1994    1993    1992
Property/casualty insurance                $194    $182   $  (3)
Life insurance                               14      (6)     (4)
Parent and noninsurance                     (79)    (83)   (106)
Income (loss) from continuing
 operations before realized gains,
 facilities exit costs, income taxes
 and cumulative effect of adopting
 new accounting standards                  $129    $ 93   $(113)

Property/casualty insurance segment income (loss) from continuing operations before realized gains, facilities exit costs, income taxes and cumulative effect of adopting new accounting standards increased $12 million from 1993 to 1994 due to improved underwriting results. The life insurance segment's $20 million improvement from 1993 to 1994 was due to the combined effects of higher product sales and improved spreads on annuity products. The major factors influencing the improvement in the parent and noninsurance segment for 1994 are the improved results from noninsurance subsidiaries and reduced interest expense partially offset by a loss on long-term subleases.

Other items affecting net income include a $183 million charge related to the planned consolidation of the Corporation's Baltimore headquarters facilities (refer to Section 1.2 of this Analysis). Also included in net income is a $281 million income tax benefit primarily related to the recognition of deferred tax assets (refer to Section 9 of this Analysis).

The $137 million improvement in net income from 1992 to 1993 was driven by a $200 million improvement in property/casualty underwriting results. The 1992 net income included $51 million in restructuring charges related to branch office consolidation which has been completed.

1.2. Facilities exit costs
As a result of USF&G's restructuring activities in the early
1990s and ongoing efforts to improve the overall cost effectiveness of the Corporation, USF&G's available headquarters office space significantly exceeds it needs, particularly at the 40-story office building ("the Tower") in downtown Baltimore. USF&G sold the Tower in 1984 and subsequently leased it back. Since 1991, the total headquarters staff has decreased by approximately 28 percent, including a 48 percent decrease in the number of employees who are located at the Tower. During 1994, USF&G developed and committed to a plan to consolidate its Baltimore headquarters facilities. The plan encompasses relocating all USF&G personnel currently residing at the Tower to the Mount Washington facilities in Baltimore which USF&G owns. Implementation of the plan began in January 1995.
The relocation of Tower personnel will begin in mid-1995 and is expected to be completed by the end of 1996. The lease on the Tower, which expires in September 2009, will not be terminated.
Approximately 30 percent of the Tower is currently sublet and USF&G intends to sublet the remaining space as it is vacated.

The facilities exit costs of $183 million recorded in the fourth quarter of 1994 represent the present value of the rent and other operating expenses incurred under the Tower lease from the time USF&G vacates the Tower through the expiration of the lease in 2009. Approximately $28 million of unamortized deferred gain arising from the 1984 sale-leaseback was also recognized upon adoption of the facilities exit plan. Potential future sublease income was not considered in calculating the facilities exit costs. To the extent that additional or extended subleases are signed in the future, the present value of income to be received over the term of such a sublease will be recognized in the period the sublease is signed.

2. Property/Casualty Insurance Operations
Property/casualty insurance operations, the principal business segment, accounted for 84 percent of USF&G's revenues in 1994, compared with 85 percent and 88 percent in 1993 and 1992, respectively, and 67 percent of its assets at December 31, 1994 and 1993, compared with 63 percent at December 31, 1992. Financial results for this segment are as follows:

(in millions)                          1994     1993     1992
Premiums earned*                    $ 2,283  $ 2,327  $ 2,533
Losses and loss expenses             (1,691)  (1,758)  (2,088)
Underwriting expenses                  (792)    (796)    (872)
Net underwriting losses                (200)    (227)    (427)
Net investment income                   423      433      475
Restructuring charges                     -        -      (46)
Other revenues and (expenses), net      (29)     (24)      (5)
Income (loss) from continuing
 operations before realized gains,
 facilities exit costs,income taxes
 and cumulative effect of adopting
 new accounting standards           $   194  $   182  $    (3)
*See Glossary of Terms

Improved underwriting results were the primary reason for the increase in property/casualty income in 1994 when compared with 1993 and 1992 (refer to Section 2.2 of this Analysis). The decrease in net investment income is attributable to an investment base which declined in order to meet cash flow needs (refer to Section 5.1 of this Analysis). The 1993 fluctuation in other revenues and expenses primarily reflects the decision to eliminate certain policyholders' dividends in 1992 and the reversal in that year of previously accrued but unpaid dividends. Restructuring charges relating to branch office consolidations also affected results in 1992.

2.1. Premiums earned
Premiums earned totaled $2.3 billion in 1994 and 1993, compared with $2.5 billion in 1992. The table below shows the major components of premiums earned and premiums written.

                                1994             1993             1992
                              Premiums         Premiums         Premiums
(in millions)              Earned  Written  Earned  Written  Earned  Written
Branch
Office Vol-
 untary Production:
 Direct                    $1,919   $1,968  $1,949   $1,929  $2,272   $2,128
 Ceded reinsurance           (150)    (162)   (124)    (124)    (85)     (85)
Net branch office
 voluntary                  1,769    1,806   1,825    1,805   2,187    2,043
Voluntary pools and
 associations                  41       37      45       46      41       44
Involuntary pools and
 associations                  83       70     152      133     163      147
Other premium
 adjustments                   (5)     (16)      -       42     (15)     (57)
Total primary               1,888    1,897   2,022    2,026   2,376    2,177
Assumed Reinsurance:
 Finite risk                  172      180     169      249      74      171
 Traditional risk             223      235     136      154      83       72
Total assumed                 395      415     305      403     157      243
 Total                     $2,283   $2,312  $2,327   $2,429  $2,533   $2,420

Direct voluntary premiums written increased two percent in 1994 in response to management's strategies to grow business in targeted market segments. These growth strategies follow planned actions to exit unprofitable markets and product lines in 1993 which had reduced premium production by nine percent in that year. The increase in ceded reinsurance is primarily the result of risk management as part of USF&G's strategy to enter the excess property market in commercial lines. Additionally, USF&G ceded $5 million of catastrophe reinsurance premiums under an assessment by the Florida Hurricane Catastrophe Fund which was established in response to 1992's Hurricane Andrew. Premiums from involuntary pools and associations decreased 47 percent in 1994, after a 10 percent decrease in 1993, as USF&G continued to reduce exposure in these unprofitable markets. Other premium adjustments relate primarily to changes in earned but not reported premiums and unbilled installment premiums. Traditional risk assumed reinsurance premiums increased substantially in 1994 as USF&G expanded into international reinsurance markets, while the demand for finite risk reinsurance has decreased as a result of the new accounting requirements of Statement of Financial Accounting Standards ("SFAS") No. 113 and Emerging Issues Task Force ("EITF") 93-6 which were issued in 1993.

The table below shows net premiums earned and the statutory loss ratios by lines of property/casualty insurance including results from voluntary and involuntary pools and associations. The table illustrates the changes in premium mix from 1992 to 1994. Management's focus on reducing exposure to less profitable lines of insurance has been a key factor in the improved underwriting results. The most dramatic examples are the workers' compensation line and assumed reinsurance. Workers' compensation has a cumulative three-year statutory loss ratio of 143.8 and represented 13 percent of total property/casualty premiums earned in 1992 but only 5 percent in 1994. Assumed reinsurance premiums increased from 6 percent of total premiums earned in 1992 to 17 percent in 1994, with a cumulative three-year statutory loss ratio of 69.9 as of December 31, 1994.

In 1995, management will continue to develop strategies to achieve a more profitable mix of business by further penetrating target markets, implementing new products and services, and enhancing underwriting and customer service structures through improved technology and performance.

                       1994                 1993                 1992
                Premiums  Statutory  Premiums  Statutory  Premiums  Statutory
                Earned % Loss Ratio  Earned % Loss Ratio  Earned % Loss Ratio
(dollars in millions)
Commercial Lines:
Auto            $ 380  17%     58.8  $  399  17%    54.8   $ 442  18%    64.5
General
 liability        357  16      89.4     351  15     80.5     388  15     99.2
Property          326  14      71.8     321  14     60.4     332  13     69.5
Workers'
 compensation     126   5     121.0     152   7    210.8     318  13    121.0
 Total commercial
  lines         1,189  52      78.1   1,223  53     83.0   1,480  59     86.9
Fidelity/Surety:
Fidelity           17   1      29.6      18   1     55.7      19   1     24.6
Surety            107   5      37.8     100   4     49.2      92   3     33.5
 Total fidelity/
  surety          124   6      36.7     118   5     50.2     111   4     32.0
Personal Lines:
Auto              410  18      66.5     504  22     70.3     551  22     73.6
Homeowners        126   5     107.3     149   6     73.3     184   7    102.2
Other personal     39   2      49.1      28   1     65.6      50   2     67.9
 Total personal
  lines           575  25      74.2     681  29     70.7     785  31     80.0
Assumed Reinsurance:
Finite risk       172   7      71.9     169   7     70.1      74   3     78.9
Traditional risk  223  10      64.8     136   6     62.1      83   3     72.8
 Total assumed
  reinsurance     395  17      67.9     305  13     67.3     157   6     76.9
Total          $2,283 100%     73.1  $2,327 100%    75.4  $2,533 100%    82.0

2.2. Underwriting results
Underwriting results represent premiums earned less incurred losses, loss expenses and underwriting expenses. It is not unusual for property/casualty insurance companies to have underwriting losses that are offset by investment income.

Underwriting gains (losses) by major business category are as follows:

(in millions)                             1994      1993      1992
Commercial                               $(186)    $(223)    $(343)
Fidelity/surety                              6        (8)        6
Personal                                   (60)      (28)     (110)
Total primary                             (240)     (259)     (447)
Assumed reinsurance                         40        32        20
 Net underwriting losses                 $(200)    $(227)    $(427)
Voluntary                                $(179)    $(176)    $(390)
Involuntary                                (21)      (51)      (37)
 Net underwriting losses                 $(200)    $(227)    $(427)

Consolidated property/casualty underwriting ratios, calculated based on generally accepted accounting principles ("GAAP") and statutory accounting practices, are as follows:

                                          1994      1993      1992
GAAP Underwriting Ratios:
 Loss ratio                               74.0      75.6      82.4
 Expense ratio*                           34.7      34.2      34.4
 Combined ratio                          108.7     109.8     116.8
Statutory Underwriting Ratios:
 Loss ratio                               73.1      75.4      82.0
 Expense ratio                            35.0      33.7      34.9
 Combined ratio                          108.1     109.1     116.9
*See Glossary of Terms
Statutory underwriting ratios exclude the effects of policyholder dividends which, if included, would increase the ratios by 0.3 each year.

Underwriting results improved $27 million from 1993 to 1994 and $200 million from 1992 to 1993. The improvements generally resulted from management's actions to improve product/market mix, apply stricter underwriting standards, and improve claims practices, as well as from lower incurred catastrophe losses in 1994 and 1993 when compared to 1992 (refer to Section 2.4 of this Analysis). The rate of improvement in 1994 was not as dramatic as that seen in 1993 since net catastrophe losses were relatively consistent from 1993 to 1994 after decreasing $72 million from 1992 to 1993. Additionally, significant weather related losses not designated as catastrophe losses had an adverse effect on 1994 results, particularly in personal lines. The statutory loss ratio has improved 8.9 points overall since 1992, and 6.7 points in that same period when catastrophe losses are excluded. The overall improvement of $16 million in involuntary underwriting results since 1992 reflects management's actions to reduce exposure to involuntary business in states with substantial involuntary market burdens. The major impact of these actions was felt in 1992 when involuntary underwriting results improved more than $100 million when compared to previous years. While management will remain focused on controlling involuntary underwriting losses, the degree of improvement is expected to be less than that realized in previous years. The increase in involuntary underwriting losses in 1993 over 1992 was primarily due to an assessment of loss reserves from involuntary workers' compensation insurance pools.

Improved premium mix and reduced costs have been the main reason for the improved underwriting results since 1990, despite continuing competitive pressures. Management intends to monitor the premium mix and costs and implement other strategies with the goal of continuing the improvement in underwriting results, although such improvements cannot be assured. These strategies include the introduction of specialty products, continued penetration of targeted industries and market segments, further development of underwriting expertise, reduced catastrophe exposure and investments in technological advancements. Management will also continue to focus on improving product pricing, although intense competitive pressures in the property/casualty insurance industry, especially in the pricing of commercial lines products, is expected to continue to restrict underwriting results.

Commercial Lines
Commercial lines products include property, auto, inland marine, workers' compensation, and general and umbrella liability coverage for businesses. The commercial lines business has two distinct market segments--middle market and small business. USF&G has further defined the middle market into three strategic business units in an effort to better service customers and improve profitability: service businesses, contractors, and manufacturers.

The following table shows the components of underwriting results for commercial lines:

(in millions)                             1994      1993      1992
Premiums Written:
 Branch office voluntary direct        $ 1,210   $ 1,165   $ 1,303
 Other, net of ceded reinsurance           (11)       82        52
  Total premiums written               $ 1,199   $ 1,247   $ 1,355

Premiums earned                        $ 1,189   $ 1,223   $ 1,480
Losses                                    (929)   (1,014)   (1,299)
Expenses                                  (446)     (432)     (524)
 Net underwriting losses               $  (186)  $  (223)  $  (343)

Voluntary                              $  (181)  $  (187)  $  (316)
Involuntary                                 (5)      (36)      (27)
 Net underwriting losses               $  (186)  $  (223)  $  (343)

GAAP and statutory underwriting ratios are as follows:

                                          1994      1993      1992
GAAP Underwriting Ratios:
 Loss ratio                               78.1      83.0      87.8
 Expense ratio                            37.5      35.3      35.4
 Combined ratio                          115.6     118.3     123.2
Statutory Underwriting Ratios:
 Loss ratio                               78.1      83.0      86.9
 Expense ratio                            36.2      34.4      36.3
 Combined ratio                          114.3     117.4     123.2

Commercial lines branch office voluntary direct premiums written increased 4 percent in 1994, compared with decreases of 11 percent and 20 percent in 1993 and 1992, respectively. The increase is primarily the result of new business growth in targeted market segments. Although net premiums written in the commercial lines business have declined, the largest components of the decline have been the reduced participation in voluntary pools and the decrease in involuntary premium, both of which have benefited net underwriting results. The involuntary business losses were $31 million less in 1994 than in 1993, after increasing $9 million from 1992 to 1993. The improved involuntary results arose primarily from management actions to reduce workers' compensation premiums which led to reduced participation in the involuntary workers' compensation pools.

Underwriting results in the commercial lines category improved $37 million over 1993 and $120 million from 1992 to 1993. This improvement is primarily the result of the change in the mix of business and the application of stricter underwriting standards, as well as lower catastrophe losses in 1994 and 1993.

In commercial lines, the mix of the least profitable line of business, workers' compensation, with a 1994 statutory loss ratio of 121.0, has decreased from 21 percent of commercial lines premiums earned in 1992 to 11 percent in 1994, while the mix of the two most profitable lines of business, auto and core property, has increased. Commercial auto, with a statutory loss ratio of 58.8 in 1994, increased from 30 percent of commercial lines premiums earned in 1992 to 32 percent in 1994. USF&G's core commercial property business consists of fire/allied and inland marine products, which had a statutory loss ratio of 62.1 in 1994. Premiums from these product lines increased from 15 percent of commercial lines premiums earned in 1992 to 19 percent in 1994.

The statutory loss ratio for commercial lines improved 4.9 points in 1994 from 1993 and 8.8 points in 1994 from 1992. Management believes the improved loss ratio trend is evidence of the positive effects of the strategies implemented to improve underwriting results. Also contributing to the improvement over 1992 is the reduction in catastrophe losses (refer to Section
2.4 of this Analysis). Losses incurred from Hurricane Andrew represented approximately 1.6 points of the 1992 commercial lines statutory loss ratio.

In January 1995, USF&G entered into a definitive agreement to purchase all of the outstanding equity of Discover Re Managers, Inc. ("Discover Re"). The transaction is expected to close in the second quarter of 1995. Discover Re provides insurance, reinsurance and related services to the alternative risk transfer ("ART") market, primarily in the municipalities, transportation, education and retail sectors. The ART market represents approximately 30 percent of the commercial insurance market. This acquisition facilitates USF&G's access to the ART market and, management believes, provides increased growth potential by augmenting certain of the existing core commercial lines insurance operations.

Fidelity/Surety
The fidelity/surety segment provides contract and non-contract surety bonds to construction companies, commercial businesses and individuals; financial institution bonds to banks, stockbrokers and credit unions; and fidelity bonds to commercial businesses and governmental entities.

The following table shows the components of underwriting results for fidelity/surety:

(in millions)                             1994      1993      1992
Premiums Written:
 Branch office voluntary direct           $169      $148      $137
 Other, net of ceded reinsurance           (35)      (27)      (28)
  Total premiums written                  $134      $121      $109

Premiums earned                           $124      $118      $111
Losses                                     (46)      (59)      (36)
Expenses                                   (72)      (67)      (69)
 Net underwriting gains (losses)          $  6      $ (8)     $  6

Voluntary                                 $  6      $ (8)     $  6
Involuntary                                  -         -         -
 Net underwriting gains (losses)          $  6      $ (8)     $  6

GAAP and statutory underwriting ratios are as follows:

                                          1994      1993      1992
GAAP Underwriting Ratios:
 Loss ratio                               36.7      50.2      32.3
 Expense ratio                            57.9      56.6      62.6
 Combined ratio                           94.6     106.8      94.9
Statutory Underwriting Ratios:
 Loss ratio                               36.7      50.2      32.0
 Expense ratio                            54.2      56.0      64.0
 Combined ratio                           90.9     106.2      96.0

Fidelity/surety experienced an improvement in underwriting results in 1994 due to increased premiums and decreased losses. The regionalization of USF&G's surety business in 1993 led to further penetration of existing contract surety markets in 1994, while new products and further expansion into financial institutions markets resulted in premium growth in the fidelity lines. Losses decreased in 1994 after a $23 million increase in 1993 which was primarily a result of unfavorable loss developments on a limited number of prior years' claims.

Personal Lines
Personal lines products include auto, homeowners, watercraft and personal excess insurance for individuals and families.

The following table shows the components of underwriting results for personal lines:

(in millions)                             1994      1993      1992
Premiums Written:
 Branch office voluntary direct          $ 589     $ 616     $ 688
 Other, net of ceded reinsurance           (25)       42        38
  Total premiums written                 $ 564     $ 658     $ 726

Premiums earned                          $ 575     $ 681     $ 785
Losses                                    (427)     (481)     (635)
Expenses                                  (208)     (228)     (260)
 Net underwriting losses                 $ (60)    $ (28)    $(110)

Voluntary                                $ (44)    $ (13)    $(100)
Involuntary                                (16)      (15)      (10)
 Net underwriting losses                 $ (60)    $ (28)    $(110)

GAAP and statutory underwriting ratios are as follows:

                                          1994      1993      1992
GAAP Underwriting Ratios:
 Loss ratio                               74.2      70.6      80.9
 Expense ratio                            36.3      33.5      33.1
 Combined ratio                          110.5     104.1     114.0
Statutory Underwriting Ratios:
 Loss ratio                               74.2      70.7      80.0
 Expense ratio                            36.8      33.7      33.2
 Combined ratio                          111.0     104.4     113.2

Branch office voluntary premium has declined only 4 percent in 1994, after declining 10 percent in 1993. In 1994, the net premium decrease resulted from management's plans to improve the agency force and exit certain involuntary markets, and from increased ceded reinsurance. The net premium decreases in 1993 were a result of planned management actions to exit certain unprofitable markets and to reduce writings in high risk catastrophe areas.

The increased underwriting loss in 1994 is primarily due to increased losses from the homeowners line of business which was adversely affected in 1994 by significantly higher than normal first quarter weather related losses not designated as catastrophe losses. Winter storms and the Northridge earthquake in the first quarter of 1994 produced most of the $32 million in catastrophe losses for the personal lines business, primarily in homeowners. Exclusive of these catastrophe losses, the homeowners statutory loss ratio was 84.2 in 1994, compared with
107.3 when catastrophe losses are included. Although the personal lines statutory loss ratio increased 3.5 points in 1994, almost half of that increase is the result of catastrophe losses. The personal lines statutory loss ratio improved 9.3 points from 1992 to 1993 (a 3.5 point improvement excluding Hurricane Andrew in 1992).

Management's strategies to reduce exposure in unprofitable markets and lines of business, including reunderwriting the auto book of business, applying stricter underwriting standards, reducing exposure in certain high risk catastrophe areas and introducing new products, have improved the underwriting results and statutory loss ratios of the auto and other personal lines of business since 1992. These strategies are currently being applied to the homeowners line, and are anticipated to result in improvements in 1995 in selected target markets.

Underwriting losses from involuntary markets were relatively consistent from 1993 to 1994, and increased $5 million from 1992 to 1993. The increase in 1993 losses was due to unfavorable development on prior years' claims and costs associated with third party administrators managing the assigned risk involuntary business.

In December 1994, USF&G entered into a definitive agreement to purchase all of the outstanding stock of Victoria Financial Corporation ("Victoria"). The transaction is expected to close in the second quarter of 1995. Victoria is an insurance holding company which specializes in nonstandard auto coverage. Management believes that this acquisition will allow USF&G to enhance premium retention and grow the personal lines business through an expanded product portfolio.

Assumed Reinsurance
Reinsurance products are managed by F&G Re and marketed through national and international reinsurance brokers. The reinsurance segment has historically produced underwriting gains.

The following table shows the components of underwriting results for assumed reinsurance lines:

(in millions)                              1994      1993      1992
Premiums written                          $ 415     $ 403     $ 243

Premiums earned                           $ 395     $ 305     $ 157
Losses                                     (290)     (204)     (118)
Expenses                                    (65)      (69)      (19)
 Net underwriting gains                   $  40     $  32     $  20

Finite risk                               $  12     $   9     $  14
Traditional risk                             28        23         6
 Net underwriting gains                   $  40     $  32     $  20

GAAP and statutory underwriting ratios are as follows:

                                           1994      1993      1992
GAAP Underwriting Ratios:
 Loss ratio                                73.2      66.7      75.0
 Expense ratio                             16.5      22.6      12.1
 Combined ratio                            89.7      89.3      87.1
Statutory Underwriting Ratios:
 Loss ratio                                67.9      67.3      76.9
 Expense ratio                             22.7      24.6      17.0
 Combined ratio                            90.6      91.9      93.9

Underwriting results in this category continue to be favorably affected by increased premiums due to the strong demand for reinsurance. Recent large catastrophe losses, such as Hurricane Andrew in 1992 and the Northridge earthquake in 1994, have increased the demand for traditional risk reinsurance in both the international and domestic property catastrophe markets.

Net premiums written in the international market for traditional risk assumed reinsurance increased to $120 million in 1994 from $49 million in 1993. This growth in international writings accounts for over 87 percent of the increase in traditional risk premiums written. This increase is offset by the reduced demand for finite risk assumed reinsurance as a result of the accounting requirements of SFAS No. 113 and EITF 93-6 which were issued in 1993.

2.3. Losses incurred and loss reserves
Losses and loss expenses incurred totaled $1.7 billion in 1994, compared with $1.8 billion and $2.1 billion in 1993 and 1992, respectively. The reduction is due primarily to lower premium volume and actions taken to better manage claims and claim costs and reduce exposures in undesirable markets. The reduction from 1992 to 1993 is also due to lower catastrophe losses. Reserves for unpaid losses and loss expenses totaled $6.1 billion at December
31, 1994, a decrease of $229 million from December 31, 1993. The impact of adopting SFAS No. 113 increased reserves by $1.2 billion at December 31, 1993 when compared with December 31, 1992. This new accounting standard eliminated the previous practice of reporting assets and liabilities net of the effect of reinsurance. Excluding the effects of SFAS No. 113, reserves in 1993 declined $264 million from 1992.

Selected claims information for the property/casualty segment is as follows:

(dollars in millions)                     1994      1993      1992
At December 31:
 Net reserves                           $5,084    $5,276    $5,540
 Number of outstanding claims           81,024    91,285   103,952
For the year ended December 31:
 Losses paid                            $1,883    $2,022    $2,252
 Number of new claims                  342,292   352,194   395,697

Although reserve levels have been reduced, the 8 percent decrease in net reserves since 1992 is significantly less than the decreases in earned premiums, losses paid and claim activity over the same period. Earned premiums decreased $250 million, or 10 percent, since 1992, while losses paid decreased 16 percent over the same period. The number of outstanding claims at December 31, 1994 declined by 22 percent compared with December 31, 1992, and the number of new claims reported (excluding catastrophe claims) declined 13 percent from 1992 to 1994.

USF&G categorizes environmental, asbestos and other long-term exposures where multiple claims relate to a similar cause of loss (excluding catastrophes) as "common circumstance claims." Reserves for losses that have been reported and certain legal expenses are established on the "case basis." Common circumstance claims which have emerged, while substantial, are a relatively small portion of total claim payments and reserves. Case reserves for these claims are approximately three percent of the total reserves for unpaid losses and loss expenses at December 31, 1994 and 1993.

The most significant common circumstance claim exposures include negligent construction, environmental, and asbestos claims. Case reserves for these exposures represent 82 percent of total common circumstance case reserves at December 31, 1994. Other common circumstance claim categories stem from a variety of situations such as lead paint, toxic fumes, breast implants, sexual molestation and other disparate causes, provisions for which are included in the total common circumstance case reserves.

The following tables set forth selected information for each of the three primary categories of common circumstance claims, net of ceded reinsurance.

                                Negligent
(in millions)                Construction    Environmental    Asbestos
Total reserves at
 December 31, 1991                   $ 48             $184        $106
Losses incurred                        25               30          33
Claims paid                            (3)             (27)        (13)
Total reserves at
 December 31, 1992                     70              187         126
Losses incurred                        14               99          22
Claims paid                           (10)             (37)        (23)
Total reserves at
 December 31, 1993                     74              249         125
Losses incurred                        (6)             106           5
Claims paid                           (13)             (26)         (5)
Total reserves at
 December 31, 1994                   $ 55             $329        $125

                                        Total Reserves at December 31
(in millions)                             1994      1993      1992
Negligent Construction:
 Case reserves                            $ 18      $ 14      $ 14
 Bulk reserves                              37        60        56
  Total                                   $ 55      $ 74      $ 70
Environmental:
 Case reserves                            $ 65      $ 61      $ 43
 Bulk reserves                             264       188       144
  Total                                   $329      $249      $187
Asbestos:
 Case reserves                            $ 25      $ 45      $ 46
 Bulk reserves                             100        80        80
  Total                                   $125      $125      $126

The increase in environmental incurred losses is primarily due to an increased allocation of bulk reserves from other lines of business based on enhancements in the actuarial database with respect to such claims. This reallocation did not effect management's assessment of the overall adequacy of the reserve position. Management believes that USF&G's reserve position is adequate relative to its exposure to environmental and asbestos matters, and compares favorably to other large property/casualty insurers. USF&G's customer base generally does not include large manufacturing companies, which tend to incur most of the known environmental and asbestos exposures. Many of USF&G's environmental claims relate to small industrial or transportation accidents which individually are unlikely to involve material exposures. In addition, USF&G has traditionally been a primary coverage carrier, having written relatively little high-level excess coverage; therefore, liability exposures are generally restricted to primary coverage limits. USF&G's net paid losses and loss expenses for environmental and asbestos claims have averaged approximately $35 million per year over the last five years, or less than two percent of the estimated industry level as of December 31, 1994, while USF&G's related reserves at the end of 1994 are three percent of the estimated industry total. In a study published in 1994, A.M. Best Company, Inc., an insurance industry rating agency, measured the environmental and asbestos reserves held by property/ casualty insurers in terms of the number of years the reserves could fund the average rate of payments, described as the "survival ratio." USF&G's survival ratio of approximately 13 years for environmental and asbestos losses is almost double A.M. Best's estimated 1994 industry average.

In 1994, approximately 28 percent of paid environmental claims related to matters under which a USF&G insured was a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act, commonly referred to as "Superfund", but many of these PRPs were only peripherally involved. In 1993, 35 percent of the environmental claims paid related to Superfund.

The level of loss reserves for both current and prior years' claims is continually monitored and adjusted for changing economic, social, judicial and legislative conditions, as well as for changes in historical trends as information regarding such conditions and actual claims develops. Management believes that loss reserves are adequate, but establishing appropriate reserves, particularly with respect to environmental, asbestos and other long-term exposure claims, is highly judgmental and an inherently uncertain process. It is possible that, as conditions change and claims experience develops, additional reserves may be required in the future. There can be no assurance that such adjustments will not have a material adverse effect on USF&G's results of operations or financial condition.

2.4. Catastrophe losses
Gross catastrophe losses totaled $73 million in 1994,
compared with $81 million in 1993 and $292
million in 1992. These losses, net of losses ceded to reinsurers, were $67 million in 1994, $68 million in 1993 and $140 million in 1992. Catastrophe losses, net of reinsurance, represented three percent of premiums earned for the years ended December 31, 1994 and 1993, compared with six percent for 1992. Net catastrophe losses in 1994 included $23 million from the Northridge earthquake in February, as well as approximately $26 million from winter storms in the first quarter of the year, while 1993's net catastrophe losses included $27 million from the East Coast blizzard in March 1993. The 1992 losses, the highest in USF&G's history, were primarily from Hurricane Andrew in Florida and hailstorms and tornadoes in Kansas and Oklahoma.

2.5. Ceded reinsurance
USF&G reinsures portions of its policy
risks with other insurance companies or underwriters. Reinsurance allows USF&G to obtain indemnification against losses associated with insurance contracts it has written by entering into a reinsurance contract with another insurance enterprise (the reinsurer). USF&G pays (cedes) an amount to the reinsurer which in turn agrees to reimburse USF&G for a specified portion of any claims paid under the reinsured contracts. Reinsurance gives USF&G the ability to write certain individually large risks or groups of risks, and helps to control its exposure to losses by ceding a portion of such large risks. USF&G's ceding reinsurance agreements are generally structured on a treaty basis whereby all risks meeting a certain criteria are automatically reinsured. Shrinking capacity in the reinsurance market and the high catastrophe losses in recent years have increased prices and reduced the availability of catastrophe reinsurance. Property catastrophe reinsurance costs were $34 million in 1994 (including a $5 million assessment from the Florida Hurricane Catastrophe Fund), compared with $30 million and $26 million in 1993 and 1992, respectively. The current catastrophe structure shows improvement from prior years by increasing USF&G's total reinsurance protection from $205 million in 1993 to $215 million in 1994, and by providing greater protection in all treaty layers through increased reinsurance placement. USF&G's property catastrophe loss retention level at December 31, 1994 is $75 million, which in the event of a second loss, is lowered to $50 million. Loss retention levels for 1993 and 1992 were $50 million and $23 million, respectively, and did not include any "second event" protection.

2.6. Capacity
A key measure of both strength and growth capacity for property/ casualty insurers is the ratio of premiums written to statutory policyholders' surplus. At the end of 1994 and 1993, USF&G's premium-to-surplus ratio was 1.4:1, compared with 1.5:1 at the end of 1992. The industry average is approximately 1.3:1. Insurance regulators generally accept a ceiling for this ratio of 3.0:1; therefore, at its current ratio, USF&G has the capacity to grow by writing new business.

3. Life Insurance Operations                                                   s
Life insurance operations (F&G Life) represent 15
percent of USF&G's total revenues in 1994, compared with 14 percent and 13 percent in 1993 and 1992, respectively. F&G Life also represents 33 percent of the assets at December 31, 1994, compared with 34 percent and 37 percent at December 31, 1993 and 1992, respectively.

Financial results for F&G Life are as follows:

                                           Years Ended December 31
(in millions)                              1994      1993      1992
Premiums                                  $ 152     $ 129     $ 104
Net investment income                       317       321       349
Policy benefits                            (388)     (395)     (377)
Underwriting and operating expenses         (67)      (61)      (77)
Restructuring charges                         -         -        (3)
Income (loss) from continuing operations
 before realized gains, facilities exit
 costs, income taxes and cumulative effect
 of adopting new accounting standards     $  14     $  (6)    $  (4)

Income for the year ended December 31, 1994 improved when compared with 1993 and 1992 as a result of continued positive sales trends and improved profit margins, partially offset by higher sales related expenses. The increase in sales is attributed to the new product initiatives and refocused distribution channels (refer to Section 3.2 of this Analysis). Profit margins improved during the year as current and projected spreads between investment income and interest credited to policyholders improved compared with 1993 levels. This resulted from lower rates being credited to annuities where the guaranteed rate period has expired and improved spread management on new and renewal business. The higher profit margins are also attributable to the favorable retention of the single premium deferred annuity ("SPDA") block, originally sold in 1988 through 1990 by investment brokers (refer to Section 3.3 of this Analysis). The declining trend in net investment income is primarily due to SPDA surrenders which are reducing the level of invested assets. This trend is likely to continue in 1995. This trend was partially offset in 1994 by the recognition of $8 million from the sale of a timber investment.

3.1. Products
F&G Life issues annuity and life insurance products. F&G Life's principal products are structured settlements, deferred annuities (including tax sheltered annuities), immediate annuities and life insurance products.
Structured settlements are immediate annuities principally sold to the property/casualty company in settlement of insurance claims.

Deferred annuity products accumulate cash values to which interest is credited. In 1994, deferred annuities were credited with interest rates that ranged between 4.0 and 9.5 percent, depending upon the year of issue and interest guarantee duration. The majority of deferred annuities in force were issued with initial interest guarantees from one to six years, with most of these written between 1988 and 1990 with a six year interest guarantee. The deferred annuities also include provisions for charges if the annuitant chooses to surrender the policy (see Section 3.3 of this Analysis). After the interest guarantee expires, the interest crediting rates can be adjusted annually on a policy's anniversary date.

Deferred annuity products are sold through independent agents, insurance brokers and national wholesale distributors. F&G Life's tax sheltered annuity products ("TSAs") are deferred annuities that provide retirement income. TSAs are sold through a national wholesale distribution network primarily to teachers.

Other annuities sold by F&G Life primarily consist of single premium immediate annuities ("SPIAs"). SPIAs provide a fixed stream of payments over a fixed period of time or over an individual's lifetime.

F&G Life markets universal life ("UL") and term life insurance products, primarily through independent agents. UL insurance provides a death benefit for the life of the insured and accumulates cash values to which interest is credited. Term life insurance provides a fixed death benefit if the insured dies during the contractual period.

3.2. Sales
The following table shows life insurance and annuity sales
(premiums and deposits) by distribution system and product type:

(in millions)                              1994      1993      1992
Distribution System:
 Direct-structured settlements             $ 88      $ 66      $ 37
 Property/casualty brokerage                 48        49        67
 National brokerage                          46        14         -
 National wholesaler                         71        39         -
 Other                                       33        37        51
  Total                                    $286      $205      $155
Product Type:
 Structured settlement annuities           $ 88      $ 66      $ 37
 Single premium deferred annuities           82        44        33
 Tax sheltered annuities                     63        35         -
 Other annuities                             41        54        74
 Life insurance                              12         6        11
  Total                                    $286      $205      $155

Sales in 1994, led by structured settlement annuities, single premium deferred annuities, and tax sheltered annuities, have increased 40 percent over 1993 sales and 85 percent over 1992 sales. In its effort to continue the improvement in sales and profitability, F&G Life intends to continue to concentrate on the expansion of its existing distribution channels while also developing other marketing networks. F&G Life is also continuing the development of selected products, and modifying current product offerings to meet customer needs. Despite F&G Life's attention to expanding its distribution channels and to product development, demand for its products is affected by fluctuating interest rates and the relative attractiveness of alternative investment, annuity or insurance products, as well as its credit ratings. As a result, there is no assurance that the improved sales trend will continue at the same level. Total life insurance in force was $11.8 billion at December 31, 1994, compared with $12.1 billion and $12.4 billion at December 31, 1993 and 1992, respectively.

3.3. Policy surrenders
Deferred annuities and universal life
products are subject to surrender. Nearly all of F&G Life's surrenderable annuity policies allow a refund of the cash value balance less a surrender charge. The surrender charge varies by product. Single premium deferred annuities, which represent 67 percent of surrenderable business, have surrender charges that decline from six percent in the first policy year to zero percent in the seventh and later policy years. Newer products that have been issued during 1994 have surrender charges that decline from nine percent in the first policy year to zero percent in the tenth and later policy years. Such built-in surrender charges provide protection against premature policy surrender.

Policy surrenders totaled $576 million for the year ended December 31, 1994. This compares with $211 million and $192 million for 1993 and 1992, respectively. Surrender activity has increased as a result of expiring surrender charges, primarily on the investment broker block of SPDA, as policyholders seek other investment alternatives.

During 1994, management had in place a policy conservation program that provided policyholders with a competitive renewal option within F&G Life once their surrender charge period had expired. Through December 31, 1994, policyholders representing approximately 27 percent of the expiring block elected this option. An additional 23 percent of the expiring block was retained under the terms of the original contract, free of surrender charges and at short-term interest rates which are adjusted annually.

The total account value of F&G Life's deferred annuities is $2.3 billion, 15 percent of which is surrenderable at current account value (i.e., without surrender charges). The surrender charge period on an additional $1.3 billion of F&G Life's single premium deferred annuity products expires through the end of 1997, of which $515 million expires during 1995. The experience thus far for $693 million of SPDAs where the surrender charge period expired in the fourth quarter of 1993 through the fourth quarter of 1994 indicates that on average, 50 percent of the expiring block may surrender; however, in the future, a larger percentage may surrender should interest rates continue their upward trend. While this will put pressure on F&G Life's ability to increase assets, given the relatively high interest rates credited when these annuities were issued, overall profit margins would continue to improve as they surrender or rollover to new products with lower rates. Management believes that F&G Life, with liquid assets equal to 124 percent of the surrender value of surrenderable business at December 31, 1994, continues to maintain a high degree of liquidity and has the ability to meet surrender obligations for the foreseeable future.

3.4. Deferred policy acquisition costs ("DPAC")
Costs to acquire and issue annuities and life insurance policies are generally deferred and amortized in future periods in relationship to expected gross profits. The recoverability of these amounts is regularly reviewed by management through monitoring of surrender experience, projected investment spreads and other criteria.

Policy acquisition costs unfavorably affected results as $4 million, $8 million and $10 million of normally deferrable costs were expensed in 1994, 1993 and 1992, respectively, because surrender experience and sales levels did not support the continued deferral of such costs.

During the year ended December 31, 1994, $26 million of current year expense has been deferred compared with $12 million and $11 million for the years ended December 31, 1993 and 1992, respectively. The increase in the deferral is due to the higher level of sales and improved future spread income during 1994 compared with 1993 and 1992. Amortization of the beginning DPAC balance was $21 million, $10 million and $25 million for the years ended 1994, 1993 and 1992, respectively. The rate of amortization in future periods would be accelerated if surrender activity increases and/or product margins permanently narrow.

4. Parent and Noninsurance Operations
Parent company interest and other unallocated expenses and net losses from noninsurance operations were as follows:

                                           Years Ended December 31
(in millions)                              1994      1993      1992
Parent Company Expenses:
 Interest expense                         $ (34)    $ (37)    $ (35)
 Unallocated expense, net                   (48)      (35)      (34)
Noninsurance Operations:
 Management consulting                        1        (2)       (4)
 Oil and gas                                  -         -       (18)
 Other noninsurance investments               2        (9)      (13)
Restructuring charges                         -         -        (2)
 Income (loss) from continuing operations
  before realized gains, facilities exit
  costs, income taxes and cumulative effect
  of adopting new accounting standards    $ (79)    $ (83)    $(106)

The results for the parent company and noninsurance operations improved slightly when compared to 1993. This improvement was primarily a result of recognizing $6 million of dividend income from an investment in an asset management company, as well as improvements in management consulting operations and certain real estate investments. Unallocated expenses increased over 1993 due primarily to a $9 million non-recurring loss on long-term subleases. Interest expense was slightly lower in 1994 than 1993; however, interest expense is expected to increase in 1995 due to higher short-term interest rates (refer to Section 6 of this Analysis). The $18 million loss in 1992 related to an oil and gas subsidiary which was merged with another oil and gas company converting USF&G's interest into an equity investment of the successor company.

5. Investments
USF&G's investment mix continues to reflect a concentration in high quality fixed-income securities. Long-term fixed maturities comprised 83 percent of total investments at December 31, 1994, compared with 84 percent and 81 percent at December 31, 1993 and 1992, respectively. Total investments have decreased due to unrealized losses in the available for sale portfolio, as well as the use of proceeds from sales and repayments of fixed maturities to meet cash flow needs, primarily from SPDA surrenders. The following table shows the distribution of USF&G's investment portfolio.

                                                At December 31
(dollars in millions)                      1994      1993      1992
Total investments                       $10,421   $11,377   $11,346
Fixed Maturities:
 Held to maturity                            45%       41%       64%
 Available for sale                          38        43        17
Total fixed maturities                       83        84        81
Common and preferred stocks                   1         1         1
Short-term investments                        4         3         5
Mortgage loans and real estate               10         9         9
Other invested assets                         2         3         4
Total                                       100%      100%      100%

5.1. Net investment income
The following table shows the components of net investment income.

                                           Years Ended December 31
(dollars in millions)                      1994      1993      1992
Net Investment Income From:
 Fixed maturities                          $669      $721      $739
 Equity securities                            7         9        12
 Options                                      -         -        37
 Short-term investments                      13         9        27
 Mortgage loans and real estate              58        41        50
 Other, less expenses                        (4)      (31)      (48)
  Total                                    $743      $749      $817
Average Yields:
 Total investments                          6.9%      6.7%      7.3%
 Fixed maturities                           7.4%      7.7%      8.6%

Investment income for the period ended December 31, 1994 decreased $6 million or one percent, and $74 million or nine percent when compared to the same periods of 1993 and 1992, respectively. The decrease in investment income from fixed maturities is primarily due to an investment base which declined in order to meet SPDA surrenders and other cash flow needs. In addition, given the relatively low long-term interest rate environment, proceeds from sales, maturities or repayments of fixed maturities during 1993 and 1994 were reinvested in fixed maturities with lower yields. Overall, investment income in fixed maturities decreased by seven percent and ten percent when compared to 1993 and 1992, respectively. Although interest rates have increased in 1994, new purchases of fixed maturities totaling $693 million were not significant enough to affect the average yield.

The increase in net investment income from short-term investments since 1993 primarily reflects the higher short-term interest rate environment. Real estate and mortgage loan investment income has increased as a result of the sale of timberland investments, prepayment of a mortgage loan, and a new loan program whereby USF&G is investing a greater percentage of capital in commercial mortgage loans versus equity real estate. Other income less expenses improved primarily due to USF&G's share of earnings from an equity interest in Renaissance Reinsurance Ltd. ("Renaissance Re"), an offshore reinsurance company. USF&G recorded $17 million of net investment income from Renaissance Re during 1994 and $5 million during 1993. Future income from the investment in Renaissance Re is subject to volatility and exposure to catastrophe losses and other risks inherent in the property/casualty reinsurance industry. Reduced interest expense accrued on ceded premiums held by USF&G accounts for the remainder of the improvement in other net investment income.

5.2. Net realized gains on investments
The components of net realized gains include the following:

                                           Years Ended December 31
(in millions)                              1994      1993      1992
Net Gains From Sales:
 Fixed maturities                          $  3      $ 79      $179
 Equities and options                         -         5        44
 Real estate and other                       12         6        16
  Total net gains                            15        90       239
Impairments:
 Fixed maturities                            (1)      (10)      (20)
 Equities                                     -        (8)        -
 Real estate and other                       (9)      (66)      (71)
  Total impairments                         (10)      (84)      (91)
   Net realized gains                      $  5      $  6      $148

Realized gains from real estate and other investments for 1994 resulted from the sale of timberland investments and USF&G's portion of realized gains from investments in limited partnerships. The $79 million in realized gains on fixed maturities in 1993 is primarily due to USF&G's repositioning a portion of its fixed maturity investments to more effectively match the duration of its life insurance liabilities. The $179 million in realized gains in 1992 is the result of investment sales to offset declines in capital and statutory surplus caused by catastrophe losses in 1992. In 1992, USF&G realized $52 million of gains on equities and reallocated the proceeds to relatively less volatile fixed maturities.

To reflect the impairments in the value of certain investments, USF&G made provisions for impairment of $10 million in 1994 compared with $84 million in 1993 and $91 million in 1992. Real estate impairments in 1994 primarily related to specific properties whose recent appraisal values reflected other than temporary impairments. Real estate impairments were taken in 1993 to write down to net realizable value properties that were sold or expected to be sold in the near term. Real estate impairments in 1992 reflect both changes in circumstances related to specific properties and general real estate market deterioration. The impairment of fixed maturities relates to specific investments whose impairment is considered other than temporary. The 1993 impairments on equities related to specific equity holdings which were sold shortly thereafter.

5.3. Unrealized gains (losses)
The components of the changes in unrealized gains (losses) were as follows:

                                           Years Ended December 31
(in millions)                              1994      1993      1992
Fixed maturities available for sale       $(401)     $222      $  -
Deferred policy acquisition
 costs adjustment                            63       (30)        -
Equity securities                             3        23       (39)
Options, foreign currency and other           1         4        21
 Total                                    $(334)     $219      $(18)

USF&G adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in the fourth quarter of 1993. SFAS 115 requires that the portion of fixed maturity investments classified as "available for sale" be recorded at market value with the unrealized gains/losses reported as a component of shareholders' equity. Prior to the adoption of SFAS No. 115, fixed maturities available for sale were recorded at lower of cost or market with no effect on shareholders' equity. Unrealized gains on fixed maturities at December 31, 1993 reflects the low interest rate environment of 1993. However, rising interest rates during 1994 resulted in a decrease in the unrealized gain on fixed maturities available for sale from $222 million at December 31, 1993 to an unrealized loss of $179 million at December 31, 1994. This was partially offset by a related change in the DPAC adjustment from the prior year's unrealized loss of $30 million to an unrealized gain of $33 million at December 31, 1994. This adjustment is made to reflect assumptions about the effect of potential asset sales of fixed maturities available for sale on future DPAC amortization.

5.4. Fixed maturity investments
The tables below detail the composition of the fixed maturity portfolio.

                                        At December 31
                                             1994
                                                            Net
                                Amortized   Market   Unrealized
(in millions)                        Cost    Value       (Loss)
Fixed Maturities:
 Held to maturity                  $4,650   $4,275        $(375)
 Available for sale                 4,160    3,981         (179)
  Total                            $8,810   $8,256        $(554)

                                        At December 31
                                             1993
                                                            Net
                                Amortized   Market   Unrealized
(in millions)                        Cost    Value         Gain
Fixed Maturities:
 Held to maturity                  $4,661   $4,796         $135
 Available for sale                 4,681    4,903          222
  Total                            $9,342   $9,699         $357

                                        At December 31
                                             1992
                                                            Net
                                Amortized   Market   Unrealized
(in millions)                        Cost    Value         Gain
Fixed Maturities:
 Held to maturity                  $7,218   $7,290          $72
 Available for sale                 1,987    2,029           42
  Total                            $9,205   $9,319         $114

                                              At December 31
(dollars in millions)                1994   %     1993   %     1992   %
Corporate investment-grade bonds   $5,017  57   $4,866  52   $3,103  34
Mortgage-backed securities          1,915  22    2,403  26    3,824  42
Asset-backed securities               931  10    1,149  12      995  11
U.S. Government bonds                 277   3      308   3      554   6
High-yield bonds*                     616   7      562   6      522   5
Tax-exempt bonds                       47   1       48   1       71   1
Other                                   7   -        6   -      136   1
 Total fixed maturities at
  amortized cost                    8,810 100    9,342 100    9,205 100
Total market value of
 fixed maturities                   8,256        9,699        9,319
Net unrealized gains (losses)      $ (554)      $  357       $  114
Percent market-to-amortized cost           94          104          101
* See Glossary of Terms

Increasing interest rates, which resulted in declining bond prices, were responsible for the 10 percent decrease in the fixed maturity portfolio's overall market-to-amortized cost ratio from December 31, 1993. Interest rates rose an average 270 basis points during 1994.

Investments in mortgage-backed securities declined 20 percent and 50 percent when compared with holdings at December 31, 1993 and 1992, respectively, due primarily to prepayments of the underlying mortgages. While subject to prepayment risk, credit risk related to USF&G's mortgage-backed securities portfolio at December 31, 1994 is believed to be minimal since 99 percent of such securities have AAA ratings or are collateralized by obligations of the U.S. Government or its agencies. Asset-backed securities declined 19 percent and six percent when compared with holdings at December 31, 1993 and 1992, respectively, as a result of sales and maturities. The net proceeds from sales, maturities and prepayments in 1994 were generally reinvested into corporate investment-grade bonds.

Investment-grade bonds, including debt obligations of the U.S. Government and its agencies, comprised 93 percent of the portfolio at December 31, 1994, compared with 94 percent and 93 percent at December 31, 1993 and 1992, respectively. The table below shows the credit quality of the long-term fixed maturity portfolio as of December 31, 1994.

                                                            Percent Market-
                         Amortized                 Market      to-Amortized
(dollars in millions)         Cost    Percent       Value              Cost
U.S. Government and
 U.S. Government
 Agencies                   $2,075         23%     $1,952                94%
AAA                          1,368         16       1,324                97
AA                           1,317         15       1,191                90
A                            2,395         27       2,244                94
BBB                          1,039         12         973                94
Below BBB                      616          7         572                93
 Total                      $8,810        100%     $8,256                94%

USF&G's holdings in high-yield bonds comprised seven percent of the total fixed maturity portfolio at December 31, 1994, compared with six percent at both December 31, 1993 and 1992. Of the total high-yield bond portfolio, 72 percent is held by the life insurance segment, representing 10 percent of its total investments. The table below illustrates the credit quality of USF&G's high-yield bond portfolio at December 31, 1994.

                                                            Percent Market-
                         Amortized                 Market      to-Amortized
(dollars in millions)         Cost    Percent       Value              Cost
BB                            $366         60%       $337                92%
B                              248         40         233                94
CCC and lower                    2          -           2               100
 Total                        $616        100%       $572                93%

The information on credit quality in the preceding two tables is based upon the higher of the rating assigned to each issue by either Standard & Poor's or Moody's. Where neither Standard & Poor's nor Moody's has assigned a rating to a particular fixed maturity issue, classification is based on 1) ratings available from other recognized rating services; 2) ratings assigned by the NAIC; or 3) an internal assessment of the characteristics of the individual security, if no other rating is available.

At December 31, 1994, USF&G's five largest investments in high-yield bonds totaled $88 million in amortized cost and had a market value of $72 million. None of these investments individually exceeded $30 million. USF&G's largest single high-yield bond exposure represented five percent of the high-yield portfolio and 0.3 percent of the total fixed maturity portfolio.

5.5. Real estate
The table below shows the components of USF&G's real estate portfolio.

                                                At December 31
(in millions)                              1994      1993      1992
Mortgage loans                           $  349     $ 302    $  186
Equity real estate                          760       793       926
Reserves                                    (98)     (108)     (108)
 Total                                   $1,011     $ 987    $1,004

The increase in mortgage loans reflects USF&G's strategy of maintaining a generally consistent level of real estate assets while changing the mix to more traditional mortgage loans and less equity real estate investments. This strategy is designed to reduce risk and increase yields in the real estate portfolio.

USF&G's real estate investment strategy emphasizes diversification by geographic region, property type and stage of development. The diversification of USF&G's mortgage loan and real estate portfolio is as follows:

                                               At December 31
                                          1994      1993      1992
Geographic Region:
 Pacific/Mountain                           34%       33%       33%
 Midwest                                    20        18        19
 Mid-Atlantic                               17        19        17
 Southeast                                  16        22        22
 Southwest                                   8         5         6
 Northeast                                   5         3         3

Type of Property:
 Office                                     37%       37%       33%
 Land                                       26        27        28
 Apartments                                 24        19        16
 Retail/other                                7         6        10
 Industrial                                  6         9        11
 Timberland/agriculture                      -         2         2

Development Stage:
 Operating property                         75%       73%       72%
 Land development                           15        16        17
 Land packaging                             10        11        11

Real estate investments are generally appraised at least once every three years. Appraisals are obtained more frequently under certain circumstances such as when there have been significant changes in property performance or market conditions. All of these appraisals are performed by professionally certified appraisers.

At December 31, 1994, USF&G's five largest real estate investments had a book value of $325 million. The largest single investment was a land development project located in San Diego, California with a book value of $93 million, or nine percent of the total real estate portfolio.

Mortgage loans and real estate investments not performing in accordance with contractual terms, or performing significantly below expectation, are categorized as nonperforming. Nonperforming real estate investments at December 31, 1994 declined 16 percent and 40 percent when compared with December 31, 1993 and 1992, respectively. This decline in nonperforming real estate was a result of the combination of the sale of a nonperforming real estate property, write-downs on other specific properties, and reclassifications.

The book value of the components of nonperforming real estate are as follows:

                                               At December 31
(dollars in millions)                     1994      1993      1992
Restructured loans and investments*      $   -     $   4     $   4
Real estate held as in-substance
 foreclosure*                                -        14        15
Real estate acquired through foreclosure
 or deed-in-lieu of foreclosure*           117       121       190
Land investments*                           56        57        71
Nonperforming equity investments*           35        53        66
 Total nonperforming real estate         $ 208     $ 249     $ 346
Real estate reserves                     $ (98)   $ (108)   $ (108)
Reserves/nonperforming real estate          47%       43%       31%
*See Glossary of Terms

Valuation allowances are established for impairments of mortgage loans and equity real estate values based on periodic evaluations of the operating performance of the properties and their exposure to declines in value. The allowance totaled $98 million, or nine percent of the entire real estate portfolio, at December 31, 1994, compared with $108 million, or 10 percent of the total real estate portfolio, at both December 31, 1993 and 1992. The decrease in the reserves on real estate investments is a result of applying the reserve to specific properties where permanent impairment has occurred. In light of USF&G's current plans with respect to the portfolio, management believes the allowance at December 31, 1994 continues to adequately reflect the current condition of the portfolio. Should deterioration occur in the general real estate market or with respect to individual properties in the future, additional reserves may be required. Although USF&G anticipates that any sales of real estate will be in an orderly fashion as and when market conditions permit, if USF&G was required to dispose of a significant portion of its real estate in the near term, it is likely that it would recover amounts substantially less than the related carrying values. Prospectively, efforts will continue to reduce risk and increase yields in the real estate portfolio by selling equity real estate when it is advantageous to do so and reinvesting the proceeds in medium-term mortgage loans.

6. Financial Condition
6.1. Assets
USF&G's assets totaled $13.8 billion at December 31, 1994, compared with $14.3 billion and $13.1 billion at the end of 1993 and 1992, respectively. The $561 million reduction in 1994 is primarily due to a $401 million reduction in the market value of the fixed maturity investments classified as available for sale. In addition, proceeds from the sale of investments were used to meet cash flow needs.

6.2. Debt
USF&G's corporate debt totaled $586 million at December 31, 1994, compared with $574 million at December 31, 1993 and 1992. The increase in corporate debt is mainly attributable to foreign currency translation adjustments of $13 million from non-U.S. dollar denominated debt. As a result of entering into forward contracts, there was no effect on net income from the translation of non-U.S. dollar denominated debt.

Proceeds from two debt offerings in 1994 were used to retire other portions of USF&G Corporation's debt. During the first quarter of 1994, proceeds of $126 million from the issuance of Zero Coupon Convertible Notes were used to redeem higher interest bearing medium and long-term notes. USF&G also issued $150 million 8 3/8% Senior Notes due 2001 in the second quarter of 1994, the proceeds from which were used to repay a portion of the short-term bank credit facility (see Section 7 of this Analysis).

USF&G's real estate and other debt totaled $30 million at December 31, 1994, compared with $44 million and $42 million at December 31, 1993 and 1992, respectively. Real estate debt increased as a result of the restructuring of a real estate partnership where USF&G became a controlling general partner. Shortly thereafter, USF&G defeased all but $9 million of such debt. Real estate debt was reduced by $11 million as a result of a deed-in-lieu of foreclosure, whereby property in which USF&G has a partnership interest was conveyed back to the lender, and further reduced by the early payoff of a $11 million real estate loan.

6.3. Shareholders' equity
USF&G's shareholders' equity totaled
$1.4 billion at December 31, 1994, $1.5 billion at December 31, 1993 and $1.3 billion at December 31, 1992. The decrease was primarily the result of the $401 million decline in unrealized gains on fixed maturity investments available for sale reduced by a $63 million change in the related life insurance segment's DPAC adjustment. Net income of $232 million less common and preferred dividends of $64 million partially offset the reduction in equity.

6.4. Regulatory risk-based capital
The National Association of Insurance Commissioners ("NAIC") has adopted model regulations which establish minimum capitalization requirements based on a "risk-based capital" formula. These regulations, which were first effective for property/casualty companies for the year ended December 31, 1994 and for life insurance companies for the year ended December 31, 1993, establish four levels at which corrective action must be taken. These levels are: (1) the "company action level," at which the company must submit a comprehensive financial plan with specific proposals to address certain financial problems; (2) the "regulatory action level," at which the appropriate regulatory authorities will perform a financial analysis and order certain corrective actions; (3) the "authorized control level," at which the regulatory authorities may place the company under regulatory control; and (4) the "mandatory control level," at which the regulatory authorities must place the company under regulatory control.

Application of these levels depends upon the insurer's "adjusted risk-based capital" as a percentage of the "minimum risk-based capital." Risk-based capital is calculated after adjusting capital for certain asset, credit, market, underwriting, off balance sheet and other risks inherent in the assets, liabilities and business of the insurer. Various levels of corrective actions are required if the adjusted risk-based capital is less than 200% of the authorized control level risk-based capital.

USF&G Company had adjusted risk-based capital of $1.62 billion as of December 31, 1994, which represented 382% of the authorized control level risk-based capital. F&G Life had adjusted risk-based capital of $427 million and $441 million as of December 31, 1994 and 1993, respectively, which represented 422% and 396% of the authorized control level risk-based capital as of those dates. Accordingly, as of the dates indicated, both USF&G Company and F&G Life had adjusted risk-based capital above the levels which would require corrective action.

6.5. Capital strategy
In January 1994, USF&G filed a shelf
registration statement with the Securities and Exchange Commission. As of the time this registration statement went into effect, USF&G had available $647 million of unissued debt, preferred stock, common stock and warrants to purchase debt and stock. This registration statement was reduced by $126 million after the issuance of the Zero Coupon Convertible Notes and by $149 million after the issuance of the 8 3/8% Senior Notes. Subject to capital market conditions, USF&G plans to refinance up to $300 million of debt over the next several years.

During 1994, USF&G called for redemption 2.4 million shares of its Series C Preferred Stock. The remaining shares were called for redemption effective February 24, 1995. As a result of these calls, over 93 percent of the Series C Preferred Stock converted into 14.7 million shares of common stock in accordance with the terms of the Series C Preferred Stock. Pursuant to arrangements the Corporation previously entered into with an unaffiliated financial institution, USF&G sold 716,600 shares of common stock to this institution to fund a portion of the cash redemptions resulting from these calls.

In December 1994, USF&G entered into a definitive agreement to purchase all of the outstanding stock of Victoria Financial Corporation for approximately 4.1 million shares or $55.3 million of USF&G's common stock, depending on the average market price of USF&G common stock over a specified period preceding the closing of the transaction. Victoria is an insurance holding company which specializes in nonstandard auto coverage. Additionally, in January 1995, USF&G entered into a definitive agreement to purchase all of the outstanding equity of Discover Re Managers, Inc. for approximately 5.4 million shares or $78.5 million of USF&G's common stock. Discover Re provides insurance, reinsurance and related services to the alternative risk transfer market. Both transactions are expected to close in the second quarter of 1995.

As further explained in Section 7.2 of this Analysis, USF&G negotiated a $400 million credit facility in 1994 to replace the $700 million facility that was due to expire in March 1995.

7. Liquidity
Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. USF&G requires cash primarily to pay policyholders' claims and benefits, debt and dividend obligations, and operating expenses. USF&G's sources of cash include cash flow from operations, credit facilities, marketable securities and sales of other assets. Management believes that internal and external sources of cash will continue to exceed USF&G's short-term and long-term needs.

7.1. Cash flow
USF&G had cash flow from operating activities of $115 million for the year ended December 31, 1994 and $87 million and $97 million for the years ended December 31, 1993 and 1992, respectively. The growth of cash flows from operating activities for 1994 as compared to 1993 is due primarily to large repayments made to reinsurers in 1993 because of new accounting pronouncements that initiated the termination of several reinsurance contracts. In addition, deposits and withdrawals of universal life and investment contracts, which for GAAP reporting purposes are considered financing activities, had a net cash outflow of $418 million in 1994 as compared to $196 million and $125 million for 1993 and 1992, respectively.

7.2. Credit facilities
At December 31, 1994, USF&G maintained a
$400 million committed credit facility with a group of foreign and domestic banks. This represents the renegotiation of a prior credit facility of $700 million at December 31, 1993. Management elected to reduce the size of the facility due to the reduction in borrowings against it and the Corporation's reestablished access to capital markets. Borrowings outstanding under the credit facility totaled $215 million at December 31, 1994 and $375 million at both December 31, 1993 and 1992. The credit agreement contains restrictive covenants pertaining to indebtedness, tangible net worth, liens and other matters. USF&G was in compliance with these covenants at December 31, 1994, 1993 and 1992.

In addition, at December 31, 1994, USF&G maintained a $100 million foreign currency credit facility and a $100 million letter of credit facility. There were no borrowings on the foreign currency credit facility or the letter of credit facility at December 31, 1994.

7.3. Marketable securities
USF&G's fixed-income, equity security
and short-term investment portfolios are liquid and represent substantial sources of cash. The market value of its fixed-income securities was $8.3 billion at December 31, 1994 which represents 94 percent of its amortized cost. At December 31, 1994, equity securities, which are reported at market value on the balance sheet, totaled $70 million. Short-term investments totaled $421 million.

7.4. Liquidity restrictions
There are certain restrictions on
payments of dividends by insurance subsidiaries that may limit USF&G's ability to receive funds from its subsidiaries. The Maryland Insurance Code requires the Maryland Insurance Commissioner's prior approval for any dividend payments during a 12 month period from a Maryland insurance subsidiary, such as USF&G Company, to its holding company which exceeds 10 percent of policyholders' surplus as of the prior calendar year end. In addition, notice of any other dividend must be given to the Maryland Insurance Commissioner prior to payment, and the Commissioner has the right to prevent payment of such dividend if it is determined that such payment could impair the insurer's surplus or financial condition. Dividends of approximately $157 million are currently available for payment to USF&G Corporation from USF&G Company during 1995 without prior regulatory approval. Dividends paid to USF&G Corporation from USF&G Company totaled $125 million in 1994, 1993 and 1992. USF&G's insurance subsidiaries' admitted assets for statutory purposes included a total of approximately $244 million in receivables from the parent and affiliated companies.

7.5. Technology upgrades
USF&G has initiated a plan to upgrade
its information technology and convert its mainframe based systems to a client server based system. During 1995, USF&G plans to invest over $20 million in this project. Total expenditures over the next three years on this project are estimated to be approximately $50 million. USF&G's plan is to recover this investment through future cost savings and competitive advantages.

8. Regulation
USF&G's insurance subsidiaries are subject to extensive regulatory oversight in the jurisdictions where they do business. This regulatory structure, which generally operates through state insurance departments, involves the licensing of insurance companies and agents, limitations on the nature and amount of certain investments, restrictions on the amount of single insured risks, approval of policy forms and rates, setting of capital requirements, limitations on dividends, limitations on the ability to withdraw from certain lines of business such as personal lines and workers' compensation, and other matters. From time to time, the insurance regulatory framework has been the subject of increased scrutiny. At any one time there may be numerous initiatives within state legislatures or state insurance departments to alter and, in many cases, increase state authority to regulate insurance companies and their businesses. Proposals to adopt a federal regulatory framework have also been discussed. It is not possible to predict the future impact of increasing state or potential federal regulation on USF&G's operations. Additional information regarding legal and regulatory contingencies may be found in Note 13, "Legal Contingencies," to the consolidated financial statements.

8.1. Proposition 103
In November 1988, voters in the State of California passed Proposition 103, which required insurers doing business in California to rollback most property/casualty premium prices in effect between November 1988 and November 1989 to November 1987 levels, less an additional 20 percent discount, unless an insurer could establish that such rate levels threatened its solvency. In May 1989, the California Supreme Court ruled that an insurer does not have to face insolvency in order to qualify for an exemption from the rollback requirements and is entitled to a "fair and reasonable return."

The California Insurance Department's authority to establish regulations setting forth a basis for determining what constitutes a "fair and reasonable return" has been the subject of significant controversy. In August 1994, the California Supreme Court issued its opinion in 20th Century Insurance Company v. Garamendi, affirming the California Insurance Department's authority to establish a broad industry-wide formula for implementing Proposition 103. The 20th Century Insurance Company subsequently settled the matter with the California Insurance Department, and on February 22, 1995, the United States Supreme Court denied the writ of certiorari filed by the other litigants in the proceedings. It is not clear how the current regulations adopted by the California Insurance Department will apply to USF&G, and there are many issues which remain unsettled. The range of liability to USF&G could be from less than $10 million up to approximately $31 million, including interest. The ultimate outcome of this issue is not expected to have a material adverse effect on USF&G's results of operations or financial position since any such liability is not expected to materially exceed amounts already reserved.

8.2. Maine "Fresh Start" litigation
In 1987, the State of Maine
adopted workers' compensation reform legislation which was intended to rectify historic rate inadequacies and encourage insurance companies to reenter the Maine voluntary workers' compensation market. This legislation, which was popularly known as "Fresh Start," required the Maine Superintendent of Insurance to annually determine whether the premiums collected for policies written in the involuntary market and related investment income were adequate on a policy-year basis. The Superintendent was required to assess a surcharge on policies written in later policy years if it was determined that rates were inadequate. Assessments were to be borne by workers' compensation policyholders, except that for policy years beginning in 1989 the Superintendent could require insurance carriers to absorb up to 50 percent of any deficits if the Superintendent found that insurance carriers failed to make good faith efforts to expand the voluntary market and depopulate the residual market. Insurance carriers which served as servicing carriers for the involuntary market would be obligated to pay 90 percent of the insurance industry's share. The Maine Fresh Start statute requires the Superintendent to annually estimate each year's deficit for seven years before making a final determination with respect to that year.

In March 1993, the Superintendent affirmed a prior Decision and Order (known as the "1992 Fresh Start Order") in which he found, among other things, that there were deficits for the 1988, 1989 and 1990 policy years, and that insurance carriers had not made a good faith effort to expand the voluntary market and consequently were required to bear 50 percent of any deficits relating to the 1989 and 1990 policy years. The Superintendent further found that a portion of these deficits were attributable to servicing carrier inefficiencies and poor investment practices and ordered that these costs be absorbed by insurance carriers. Also, in May 1993, the Superintendent found that insurance carriers would be liable for 50 percent of any deficits relating to the 1991 policy year (the "1993 Fresh Start Order"), but indicated that he would make no further determinations regarding the portions of any deficits attributable to alleged servicing carrier inefficiencies and poor investment practices until his authority to make such determinations was clarified in the various suits involving prior Fresh Start orders.

USF&G was a servicing carrier for the Maine residual market in 1988 through 1991. USF&G withdrew from the Maine voluntary market and as a servicing carrier effective December 31, 1991. USF&G joined in an appeal of the 1992 Fresh Start Order which was filed April 5, 1993 in the Maine Superior Court. In addition to The Hartford Accident and Indemnity Company and USF&G, the National Council of Compensation Insurance ("NCCI") and several other insurance companies which were servicing carriers during this time frame have instituted similar appeals. Similar appeals of the Superintendent's 1993 Fresh Start Order have been filed by USF&G, the NCCI and several other servicing carriers in the same court. The appeals of the 1993 Fresh Start Order will be heard on a consolidated basis.

On October 17, 1994, the Superior Court of Maine upheld the Superintendent's finding in the 1992 Fresh Start Order that the insurance carriers failed to exercise their good faith best efforts to expand the voluntary market and consequently were required to bear 50 percent of the deficit relating to the 1989 and 1990 policy years. The Superior Court also held that the Superintendent improperly held that $40 million of the deficit should be attributed to the carriers due to servicing carrier inefficiencies and poor investment practices. USF&G and the other parties challenging the Superintendent's order have appealed to the Maine Law Court, the highest court in Maine, the Superior Court's ruling on the carriers' lack of good faith, and the Superintendent may likewise appeal the Superior Court ruling that it was improper to shift $40 million of the deficit to carriers due to alleged inefficiencies and poor investment practices.

Estimates of the potential deficits vary widely and are continuously revised as loss and claims data matures. If the Superintendent were to prevail on all issues, then the range of ultimate liability for USF&G, based on the most recent estimates provided by the Superintendent and the NCCI, respectively, could range from approximately $12 million to approximately $21 million.

8.3. Involuntary market plans
Most states require insurers to
provide coverage for less desirable risks through participation in mandatory programs. USF&G's participation in assigned risk pools and similar plans, mandated now or in the future, creates and is expected to create downward pressure on earnings.

8.4. Withdrawal from business lines
Some states have adopted
legislation or regulations restricting or otherwise limiting an insurer's ability to withdraw from certain lines of business. Such restrictions are most often found in personal lines and workers' compensation insurance. They include prohibitions on mid-term cancellations and limiting reasons based upon which an insurer may non-renew policies, requirements for amendments to underwriting standards, rates and policy forms to be approved by state regulators, specifications of a maximum percentage of a book of business which may be non-renewed within the state within any 12 month period, and prohibitions on exiting a single line of business within a state (thus requiring an insurer to either continue an unprofitable line or give up all lines of business and withdraw from a state entirely). Such restrictions limit USF&G's ability to manage its exposure to unprofitable lines and adversely affects earnings to the extent USF&G is required to continue writing unprofitable business.

8.5. Guaranty funds
Insurance guaranty fund laws have been
adopted in most states to protect policyholders in case of an insurer's insolvency. Insurers doing business in those states can be assessed for certain obligations of insolvent companies to policyholders and claimants. These assessments, under certain circumstances, can be credited against future premium taxes. Net of such tax credits, USF&G incurred $9 million of guaranty fund expense in 1994 and $15 million and $13 million in 1993 and 1992, respectively.

Financial difficulties of certain insurance companies over the past several years are expected to result in additional assessments that could have a negative impact on future earnings. State laws limit the amount of annual assessments which are based on percentages (generally two percent) of assessable annual premiums in the year of insolvency. The ultimate amount of these assessments cannot be reasonably estimated, but are not expected to have a material adverse effect on USF&G's financial position.

8.6. NAIC proposals
The National Association of Insurance
Commissioners ("NAIC") has proposed several model laws and regulations which are in varying stages of discussion. The NAIC has adopted model regulations which establish minimum capitalization requirements based on a "risk-based capital" formula (refer to Section 6.4 of this Analysis). The NAIC has also proposed a Model Investment Law and amendments to the Model Holding Company System Regulatory Act. These model acts address investments which are permissible for property/casualty and life insurers to hold, and investments in subsidiaries and affiliates, respectively. Adoption of these model laws is targeted for 1995. It is not expected that the final adoption of these regulations by the NAIC will result in any material adverse effect on USF&G's liquidity or financial position.

8.7. National health care
President Clinton and Congress have
considered various proposals to enact a comprehensive national health care system. Enactment of certain of these proposals would result in the coordination of the medical payment system for workers' compensation and the medical payments component of automobile insurance within a reformed national health care system or a merger of workers' compensation and automobile medical coverage into a reformed health care system. Although some form of national health care may be enacted, it is unclear whether or to what extent such legislation will address workers' compensation or personal automobile insurance. No reliable prediction can be made at this time as to the ultimate outcome of the legislative deliberations regarding national health care reform or the effect such legislation may have on USF&G.

8.8. Superfund
The Comprehensive Environmental Response,
Compensation and Liability Act ("CERCLA"), more commonly known as "Superfund," is scheduled to be reauthorized in 1995. Insurance companies, other businesses, environmental groups and municipalities are advocating a variety of reform proposals to revise the cleanup and liability provisions of CERCLA. No reliable prediction can be made as to the ultimate outcome of the legislative deliberations regarding the reauthorization of CERCLA or the effect such revisions may have on USF&G.

8.9. Insurance regulatory information system
The NAIC's Insurance Regulatory Information System ("IRIS") ratios are intended to assist state insurance departments in their review of the financial condition of insurance companies operating within their respective states. IRIS specifies eleven industry ratios and establishes a "usual range" for each ratio.
Significant departure from a number of ratios may lead to inquiries from state insurance regulators. As of December 31, 1994, USF&G was within the "usual range" for all IRIS ratios.

8.10. Taxation of deferred annuities
From time to time, various proposals have been considered by Congress, the Office of Management and Budget and the Department of the Treasury to include within current taxable income all or a portion of the interest payments which accrue on certain deferred annuity products, including some deferred annuity products sold by F&G
Life. Currently, such interest is not taxed until the time of distribution. All such proposals have focused exclusively on deferred annuities and have not included annuities issued in connection with structured settlements of claims or on tax sheltered annuities. No reliable prediction can be made at this time as to the outcome of any such proposals or the effect such proposals may have on F&G Life.

8.11. Federal antitrust legislation
Congress has considered various proposals to revise the McCarran-Ferguson Act of 1945. This act has historically provided the insurance industry with broad antitrust exemptions. Various proposals have been made which would repeal many of those exemptions, although "safe harbors" may be preserved for data collection, loss development, common policy forms, residual market pooling arrangements and other areas essential to the property/casualty insurance industry. No reliable prediction can be made at this time as to the outcome of any of these proposals or the effect they may have on USF&G.

9. Income Taxes
Effective January 1, 1993, USF&G changed its method of accounting for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." This standard requires recognition of future tax benefits attributable to net operating loss carry-forwards ("NOLs") and to deductible temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is required if it is more likely than not that some or all of the deferred tax asset may not be realized. The valuation allowance is established based on an evaluation of positive and negative evidence as to the likelihood of realizing some or all of the deferred tax assets.

At December 31, 1993, USF&G had recorded a $119 million net deferred tax asset, as it was the opinion of management it was more likely than not that there would be sufficient future taxable income to result in the realization of this benefit. The primary negative evidence that existed at December 31, 1993 was the cumulative pretax net losses for the years 1991 through 1993. The primary positive evidence at that time was forecasted taxable income sufficient to recover a portion of the tax benefit within three to five years and a tax planning strategy to generate future taxable income to utilize such NOLs, if necessary.

At December 31, 1994, the net deferred tax asset increased to $416 million, primarily based on the increasing weight of positive evidence which resulted in a $203 million net decrease in the valuation allowance. Management reviews the valuation allowance on a quarterly basis. Throughout 1994, the weight of evidence became increasingly more positive as the core earnings trend improved each quarter. As 1994 progressed, the negative evidence of cumulative losses which were caused by 1991 results became increasingly less of a factor. By the end of 1994, cumulative pretax net income was positive from 1992 through 1994. Given the substantially reduced degree of negative evidence and management's increased confidence in the sustainability of the improved earnings of the core insurance segments and, therefore, its enhanced ability to forecast future taxable income, it became appropriate to reduce the valuation allowance beginning in the second quarter of 1994. The largest adjustment to the valuation allowance occurred in the fourth quarter of 1994 as the Corporation continued to achieve its forecasted results. This coincided with the elimination of the negative evidence of three-year cumulative net losses and with the completion of the Corporation's budgeting and mid-range forecasting process, allowing for more reliable projections of future taxable income.

USF&G has NOLs of $750 million which expire as follows: $147 million in 2005 and $603 million in 2006. The NOLs available for future utilization were generated primarily by the noninsurance businesses of USF&G and nonrecurring charges related to the business restructuring program. A majority of these noninsurance businesses that caused a significant drain on prior earnings have been sold, divested or liquidated by USF&G.

Future levels of net income and taxable income from the core insurance operations are dependent on several factors, including general economic and specific insurance industry conditions, competitive pressures, catastrophe losses, adverse involuntary loss experience, etc. Because of these risk factors, as well as other factors beyond the control of management, no assurance can be given that sufficient taxable income will be generated to utilize the NOLs or otherwise realize the deferred tax assets. However, management has considered these factors in reaching its conclusion that it is more likely than not that there will be sufficient future taxable income to result in the realization of the recorded $416 million deferred tax asset. This realization is dependent, in whole or in part, on USF&G+s ability to generate future taxable income from ordinary and recurring operations. Based on USF&G's evaluations, approximately $1.2 billion of future taxable income would need to be generated to realize the $416 million deferred tax asset. If 1994 pretax net income before realized gains and facilities exit costs of $129 million is assumed to be an average taxable income for future years, then USF&G will be able to realize enough income within nine years to fully recognize the net deferred tax asset. This is well within the tax carry-forward period. Further, management's three to five year forecast, which reflects management's expectations as to earnings growth, indicates sufficient future taxable income to, more likely than not, realize the recorded asset.

USF&G's tax returns have not been reviewed by the Internal Revenue Service ("IRS") since 1989 and the availability of the NOLs could be challenged by the IRS upon review of returns through 1993. Management believes, however, that IRS challenges that would limit the recoverability of $416 million in tax benefits are unlikely, and adjustments to the tax liability, if any, for years through 1994 will not have a material adverse effect on USF&G's financial position.

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


High-yield bonds: Fixed maturity investments with a credit rating below the equivalent of Standard & Poor's "BBB." In addition,nonrated fixed maturities that, in the judgment of USF&G, have credit characteristics similar to those of a fixed maturity rated below BBB are considered high-yield bonds.


Involuntary pools and associations: Property/casualty insurance companies are required by state laws to participate in a number of assigned risk pools, automobile reinsurance facilities, and similar mandatory plans ("involuntary market plans"). These plans generally require coverage of less desirable risks, principally for workers' compensation and automobile liability, that do not meet the companies' normal underwriting standards. As mandated by legislative authorities, insurers generally participate in such plans based upon their shares of the total writings of certain classes of insurance.


Liquid assets to surrender value: Liquid assets (publicly traded bonds, stocks, cash and short-term investments) divided by surrenderable policy liabilities, net of surrender charges. A measure of an insurance company's ability to meet liquidity needs in case of annuity surrenders.


Loss ratio: The ratio of incurred losses and loss expenses to earned premiums, determined in accordance with SAP or GAAP, as applicable. The difference between SAP and GAAP relates to deposit accounting for GAAP related to certain financial reinsurance assumed.


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


Premiums earned: The portion of premiums written applicable to the expired period of policies.


Premiums written: Premiums retained by an insurer, after the assumption and cession of reinsurance.


Underwriting results: Property/casualty pretax operating results excluding investment results, policyholders' dividends, and noninsurance activities; generally, premiums earned less losses and loss expenses incurred and "underwriting" expenses incurred.


USF&G Corporation
Eleven-Year Summary of Selected Financial Data

                                             Years Ended December 31
(dollars in millions
  except per share data)               1994       1993       1992       1991
Consolidated Results
  Premiums earned                   $ 2,435    $ 2,456    $ 2,637   $  3,187
  Revenues                            3,221      3,249      3,660      4,172
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new
    accounting standards                232        127         35       (144)
  Income (loss) from discontinued
    operations                            -          -         (7)       (32)
  Cumulative effect of adopting
    new accounting standards              -         38          -          -
  Net income (loss)                     232        165         28       (176)
Per Share Results
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new
    accounting standards            $  2.14    $   .93    $  (.16)  $  (2.15)
  Income (loss) from discontinued
    operations                            -          -       (.08)      (.38)
  Cumulative effect of adopting
    new accounting standards              -        .45          -          -
  Net income (loss)                    2.14       1.38       (.24)     (2.53)
  Book value                          10.17      11.66       8.87       9.53
Investment Results
  Net investment income             $   743    $   749    $   817   $    877
  Realized gains (losses)                 5          6        148         38
  Change in unrealized gains
    (losses)                           (334)       219        (18)        37
Financial Position
  Assets                            $13,774    $14,335    $13,134   $ 14,486
  Investments                        10,421     11,377     11,346     12,167
  Corporate debt                        586        574        574        617
  Real estate and other debt             30         44         42         60
  Shareholders' equity                1,369      1,511      1,270      1,323
Common Stock
  Market high                       $16 1/8    $19 5/8    $    15   $ 12 1/2
  Market low                       11 11/16     11 1/8      7 1/8      5 5/8
  Market close                       13 5/8     14 3/4     12 3/8      7 1/4
  Cash dividends declared               .20        .20        .20        .20
  Common shares outstanding      95,616,460 85,009,482 84,512,758 84,273,327
Property/Casualty Insurance
  Premiums earned                   $ 2,283    $ 2,327    $ 2,533   $  3,018
  Net income (loss)                     493        281        193        (40)
  Statutory premiums written          2,312      2,429      2,420      3,032
  Statutory loss ratio                 73.1       75.4       82.0       84.1
  Statutory expense ratio              35.0       33.7       34.9       33.1
  Statutory combined ratio            108.1      109.1      116.9      117.2
Life Insurance
  Sales                             $   286    $   205    $   155   $    280
  Premium income                        152        129        104        169
  Net income (loss)                      12         10         (5)        31
Noninsurance Operations
  Revenues                          $    90    $     5    $    17   $     38
  Net loss                             (273)      (126)      (160)      (167)



      1990       1989       1988       1987       1986       1985       1984

   $ 3,516    $ 3,697    $ 3,791    $ 3,880    $ 3,619    $ 3,029    $ 2,273
     4,171      4,636      4,548      4,491      4,310      3,587      2,628

      (433)       148        251        263        277       (109)       (64)
      (136)       (31)       (20)         2         (2)         1          -
         -          -          -          -          -          -          -
      (569)       119        247        279        296       (108)       (64)


   $ (5.37)   $  1.58    $  2.91    $  3.41    $  4.14    $ (1.83)   $ (1.18)
     (1.62)      (.37)      (.25)       .03       (.03)       .02          -
         -          -          -          -          -          -          -
     (6.99)      1.24       2.85       3.63       4.43      (1.81)     (1.18)
     11.97      21.60      22.57      19.53      20.19      18.91      19.08

   $   929    $   911    $   795    $   699    $   619    $   392    $   369
      (354)       (36)       (92)      (133)        53        150        (23)
       (30)        32        185       (282)      (105)       118        (10)

   $13,902    $13,551    $12,326    $10,158    $ 8,934    $ 7,672    $ 6,099
    11,221     10,894      9,775      7,892      6,824      5,688      4,142
       659        543        448        407        348        197        146
       120         87         41         22          3          3          3
     1,205      2,007      2,054      1,724      1,576      1,214      1,045

   $30 3/8    $    34    $34 3/8    $48 3/4    $46 3/4    $41 1/2    $30 7/8
         7     28 1/4     28 1/2     26 1/4     36 1/4     25 5/8     17 5/8
     7 1/2         29     28 1/2     28 3/8     39 3/4         39     27 1/2
      2.44       2.80       2.64       2.48       2.32       2.20       2.08
83,958,222 83,664,506 82,155,209 78,027,916 68,153,799 64,206,487 54,758,184

   $ 3,330    $ 3,532    $ 3,613    $ 3,746    $ 3,539    $ 2,962    $ 2,215
      (192)       200        318        331        310       (116)       (69)
     3,631      3,698      3,892      3,845      3,696      3,151      2,318
      81.9       76.5       73.1       73.2       79.1       90.7       90.5
      32.9       32.8       31.1       30.1       29.1       30.0       31.4
     114.8      109.3      104.2      103.3      108.2      120.7      121.9

   $ 1,054    $   960    $ 1,077    $   278    $    83    $   119    $    80
       186        165        178        133         79         67         58
       (16)        31         14         37         20         27         18
   $    22    $    84    $   114    $   112    $     8    $    41    $    33
      (361)      (112)       (85)       (88)       (86)       (23)       (13)



USF&G Corporation
Consolidated Statement of Operations

                                               Years Ended December 31
(dollars in millions except
  per share data)                        1994            1993           1992
Revenues
  Premiums earned                     $ 2,435         $ 2,456        $ 2,637
  Net investment income                   743             749            817
  Other                                    38              38             58
    Revenues before net realized
      gains                             3,216           3,243          3,512
  Net realized gains on
    investments                             5               6            148
    Total revenues                      3,221           3,249          3,660
Expenses
  Losses, loss expenses and
    policy benefits                     2,079           2,153          2,465
  Underwriting, acquisition and
    operating expenses                    971             956          1,069
  Interest expense                         37              41             40
  Restructuring charges                     -               -             51
  Facilities exit costs                   183               -              -
    Total expenses                      3,270           3,150          3,625
  Income (loss) from continuing
    operations before income taxes
    and cumulative effect of
    adopting new accounting standards     (49)             99             35
  Provision for income taxes (benefit)   (281)            (28)             -
  Income from continuing operations
    before cumulative effect of
    adopting new accounting standards     232             127             35
  Loss from discontinued operations         -               -             (7)
  Income (loss) from cumulative effect
    of adopting new accounting standards:
    Income taxes                            -              90              -
    Postretirement benefits                 -             (52)             -
    Net income                        $   232         $   165        $    28

  Preferred stock dividend
    requirements                           46              48             48
    Net income (loss) available
      to common stock                 $   186         $   117        $   (20)



Primary Earnings Per Common Share
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new
    accounting standards              $  2.14         $   .93        $  (.16)
  Loss from discontinued operations         -               -           (.08)
  Income from cumulative effect
    of adopting new accounting
    standards                               -             .45              -
    Net income (loss)                 $  2.14         $  1.38        $  (.24)
Fully Diluted Earnings Per Common Share
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new
    accounting standards              $  1.86         $   .98        $  (.16)
  Loss from discontinued operations         -               -           (.08)
  Income from cumulative
    effect of adopting new
    accounting standards                    -             .34              -
    Net income (loss)                 $  1.86         $  1.32        $  (.24)
Weighted average common shares
  outstanding:
  Primary                          86,955,992      84,780,283     84,355,431
  Fully diluted                   118,634,801     112,692,855     84,355,431

See Notes to Consolidated Financial Statements.



USF&G Corporation
Consolidated Statement of Financial Position

                                                         At December 31
(dollars in millions
  except per share data)                              1994     1993     1992
Assets
  Investments:
    Fixed maturities:
      Held to maturity, at amortized cost
        (market, 1994, $4,275; 1993, $4,796;
        1992, $7,290)                              $ 4,650  $ 4,661 $  7,218
      Available for sale, at market* (cost, 1994,
        $4,160; 1993, $4,681; market, 1992, $2,029)  3,981    4,903    1,987
    Common stocks, at market (cost, 1994, $51;
      1993, $80; 1992, $162)                            44       66      124
    Preferred stocks, at market (cost, 1994, $26;
      1993, $23; 1992, $24)                             26       23       29
    Short-term investments                             421      322      518
    Mortgage loans                                     349      302      186
    Real estate                                        662      685      818
    Other invested assets                              288      415      466
      Total investments                             10,421   11,377   11,346
  Cash                                                  67       17       25
  Accounts, notes and other receivables                697      656      725
  Reinsurance receivables                              554      573        -
  Servicing carrier receivables                        706      719        -
  Deferred policy acquisition costs                    495      435      466
  Other assets                                         834      558      572
    Total assets                                   $13,774  $14,335 $ 13,134
Liabilities
  Unpaid losses, loss expenses and
    policy benefits                                $ 9,904  $10,302 $  9,436
  Unearned premiums                                    931      917      770
  Corporate debt                                       586      574      574
  Real estate and other debt                            30       44       42
  Other liabilities                                    954      987    1,042
    Total liabilities                               12,405   12,824   11,864
Shareholders' Equity
  Preferred stock, par value $50.00
    (12,000,000 shares authorized;
    shares issued, 1994, 6,627,896; 1993,
    9,099,910; 1992, 9,100,000)                        331      455      455
  Common stock, par value $2.50
    (240,000,000 shares authorized;
    shares issued, 1994, 95,616,460; 1993,
    85,009,482; 1992, 84,512,758)                      239      212      211
  Paid-in capital                                    1,062      963      957
  Net unrealized gains (losses) on
    investments and foreign currency                  (144)     190      (29)
  Minimum pension liability                            (63)     (85)       -
  Retained earnings (deficit)                          (56)    (224)    (324)
    Total shareholders' equity                       1,369    1,511    1,270
      Total liabilities and shareholders' equity   $13,774  $14,335 $ 13,134

* 1992 amounts are at amortized cost (See Note 1.3).
See Notes to Consolidated Financial Statements.



USF&G Corporation
Consolidated Statement of Cash Flows

                                                     Years Ended December 31
(in millions)                                       1994      1993      1992
Operating Activities
  Direct premiums collected                      $ 1,952   $ 2,050   $ 2,312
  Net investment income collected                    744       770       841
  Direct losses, loss expenses and
    policy benefits paid                          (1,849)   (1,890)   (2,114)
  Net reinsurance activity                            22      (114)     (106)
  Underwriting and operating expenses paid          (761)     (750)     (826)
  Interest paid                                       31        41        43
  Income taxes paid                                   (9)       (3)       (9)
  Other items, net                                   (15)      (17)      (42)
    Net cash provided from continuing operations     115        87        99
  Net cash used in discontinued operations             -         -        (2)
    Net cash provided from operating activities      115        87        97
Investing Activities
  Net sales and maturities of short-term
    investments                                     (100)      197        61
  Purchases of fixed maturities held to maturity    (400)   (1,912)   (6,945)
  Sales of fixed maturities held to maturity          65       462     1,116
  Maturities/repayments of fixed maturities
    held to maturity                                 347       941       323
  Purchases of fixed maturities available for
    sale                                            (293)   (1,203)     (458)
  Sales of fixed maturities available for sale       326     1,252     4,796
  Repayments of fixed maturities available for
    sale                                             474       308       772
  Purchases of equities and other investments       (433)     (255)     (438)
  Sales, maturities and repayments of equities
    and other investments                            482       398       842
  Sales of subsidiaries                                -         -        17
  Purchases of property and equipment                (31)      (28)      (12)
  Disposals of property and equipment                  4         4         7
  Net investing activities of discontinued
    operations                                         -         -         2
    Net cash provided from investing activities      441       164        83
Financing Activities
  Deposits for universal life and investment
    contracts                                        246       168       164
  Withdrawals of universal life and investment
    contracts                                       (664)     (364)     (289)
  Net short-term repayments                         (172)        -        (1)
  Long-term borrowings                               270         -         -
  Repayments of long-term borrowings                (121)       (3)      (53)
  Issuances of common stock                           14         6         3
  Redemptions of preferred stock                     (13)        -         -
  Cash dividends paid to shareholders                (66)      (66)      (66)
    Net cash used in financing activities           (506)     (259)     (242)
  Increase (decrease) in cash                         50        (8)      (62)
  Cash at beginning of year                           17        25        87
    Cash at end of year                          $    67   $    17   $    25

See supplemental cash flow information at Note 1.12.
See Notes to Consolidated Financial Statements.



USF&G Corporation
Consolidated Statement of Shareholders' Equity

                                                     Years Ended December 31
(in millions except per share data)                   1994     1993     1992
Preferred Stock
  Balance at beginning of year                      $  455   $  455   $  455
  Par value of shares issued:
    Series C shares converted to common shares        (111)       -        -
    Series C shares redeemed                           (13)       -        -
      Balance at end of year                           331      455      455
Common Stock
  Balance at beginning of year                         212      211      211
  Par value of shares issued                             4        1        -
  Par value of shares issued for conversion
    of Series C shares                                  23        -        -
    Balance at end of year                             239      212      211
Paid-In Capital
  Balance at beginning of year                         963      957      955
  Excess of proceeds over par value of
    shares issued                                       13        6        2
  Excess of proceeds over par value of
    Series C shares converted                           86        -        -
    Balance at end of year                           1,062      963      957
Net Unrealized Gains (Losses) on Investments
  and Foreign Currency
  Balance at beginning of year                         190      (29)     (11)
  Net change in unrealized gains (losses)             (334)     219      (18)
    Balance at end of year                            (144)     190      (29)
Minimum Pension Liability
  Balance at beginning of year                         (85)       -        -
  Change in unfunded accumulated benefits               22      (85)       -
    Balance at end of year                             (63)     (85)       -
Retained Earnings (Deficit)
  Balance at beginning of year                        (224)    (324)    (287)
  Net income                                           232      165       28
  Common stock dividends declared
    (per share, 1994, 1993, and 1992, $.20)            (18)     (17)     (17)
  Preferred stock dividends declared
    (per share, 1994, 1993 and 1992,
    Series A, $4.10, Series B,
    $10.25, Series C, $5.00)                           (46)     (48)     (48)
    Balance at end of year                             (56)    (224)    (324)
    Total shareholders' equity                      $1,369   $1,511   $1,270

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies
1.1. Basis of presentation
The consolidated financial statements are prepared in accordance with generally accepted accounting principles
("GAAP"). These statements include the accounts of USF&G
Corporation and its subsidiaries ("USF&G," or "the
Corporation"). Intercompany transactions are eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 1994 presentation.

1.2. Permitted statutory accounting practices
Reporting practices for insurance subsidiaries prescribed or permitted by state regulatory authorities (statutory accounting) differ from GAAP. Statutory amounts for USF&G's insurance operations are as follows:

                                           Years Ended December 31
(in millions)                              1994      1993      1992
Statutory Net Income:
Property/casualty insurance               $ 167     $ 199     $ 216
Reinsurance subsidiaries and affiliates       3         1         1
Life insurance                               30         5        23

                                                At December 31
(in millions)                              1994      1993      1992
Statutory Surplus:
Property/casualty insurance*             $1,566    $1,541    $1,467
Reinsurance subsidiaries and affiliates     211       147       152
Life insurance                              326       316       310
*This amount includes the surplus of the life insurance subsidiary and certain reinsurance subsidiaries and affiliates.

USF&G's primary insurance subsidiaries, United States Fidelity and Guaranty Company ("USF&G Company") and Fidelity and Guaranty Life Insurance Company ("F&G Life"), are domiciled in the State of Maryland and prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the Maryland Insurance Administration. Prescribed statutory accounting practices include state laws, regulations and general administrative rules issued by the State of Maryland as well as a variety of publications and manuals of the National Association of Insurance Commissioners ("NAIC"). Permitted statutory accounting practices encompass all accounting practices not so prescribed.

Property/Casualty Insurance: USF&G Company received written approval from the Maryland Insurance Administration to extend the required disposal period for real property acquired as security for loans or other obligations. Under the current Maryland Insurance Code, these assets are required to be disposed of within five years from the date of acquisition. The Maryland Insurance Administration extended this time period for certain properties up to no later than December 31, 1997. As of December 31, 1994, this permitted transaction increased statutory surplus by $19 million over what it would have been had prescribed accounting practices been followed.

Life Insurance: F&G Life has received permission from the Maryland Insurance Administration to reduce non-admitted assets by the associated asset valuation reserve subcomponent ending balance. As of December 31, 1994, this permitted accounting practice had the effect of increasing statutory surplus by $15 million over what it would have been had prescribed accounting practices been followed.

Since Maryland does not specifically prescribe by law or regulation reserves for universal life policies or group annuities, F&G Life follows reserving practices which are permitted by the State of Maryland. These practices are as follows:

Universal Life: For older generation universal life ("UL") policies, the full account value is held as a reserve. For newer generation universal life policies, reserves are held based on a calculation according to the NAIC UL Model Regulation, which has been adopted by many states. The reserves calculated according to the NAIC UL Model Regulation equal the account value at the end of the surrender charge period which varies from 8 to 15 years.

Group Annuities: Many of the group annuities are used to fund qualified pension and/or profit sharing plans. For these annuities, the funds are not allocated to individual participants. The full account value is held as the reserve for these annuities. For the group annuities where the funds and/or benefits are allocated to the individual certificate holder, reserves are calculated according to the laws prescribed for individual annuities.

1.3. Investments
Fixed Maturities: USF&G classifies fixed maturities as "held to maturity" if it has both the positive intent and ability to hold the securities until maturity or near enough to maturity such that interest rate risk is substantially eliminated as a pricing factor. Fixed maturities held to maturity are carried at amortized cost. Changes in the market values of these investments are generally not recognized in the financial statements. Specific write-downs are taken when an impairment is deemed other than temporary.

Fixed maturities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities." USF&G has no securities classified as trading securities.

Fixed maturities not classified as either "held to maturity" or "trading securities" are classified as "available for sale." These securities are held for an indefinite period of time and may be sold in response to changes in interest rates and the yield curve, prepayment risk, liquidity needs, or other factors. Effective December 31, 1993, upon the adoption of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," available for sale fixed maturities are carried at market value, with unrealized gains and losses recorded as a separate component of shareholders' equity. Unrealized gains or losses on fixed maturities available for sale are offset by an adjustment to life insurance deferred policy acquisition costs which is made on a proforma basis as if the unrealized gains or losses on those assets which match certain life insurance liabilities were realized. At December 31, 1992, before adoption of SFAS No. 115, fixed maturities available for sale were carried at the lower of aggregate amortized cost or market value. Market value exceeded amortized cost at December 31, 1992; therefore, there were no unrealized losses reported in shareholders' equity.

Equity Securities and Options: Investments in common and preferred stocks are carried at market value with the resulting unrealized gains or losses reported directly in shareholders' equity. In 1992 premiums received on options written were recorded as liabilities. The premiums paid on options purchased were recorded as assets. Outstanding option positions were carried at market value, and the resulting unrealized gains or losses were reported directly in shareholders' equity. There were no outstanding options at December 31, 1994 and 1993.

Securities Lending: USF&G participates in a securities lending program where certain securities from its portfolio are loaned to other institutions for short periods of time. A fee is paid to USF&G by the borrower. Collateral that exceeds the market value of the loaned securities is invested by the lending agent to represent USF&G's interest. USF&G's interest in securities lending is reported in other invested assets. USF&G's invested assets and other liabilities include $6 million, $141 million and $206 million at December 31, 1994, 1993 and 1992, respectively, related to its interest in the securities lending program.

Mortgage Loans and Real Estate: Mortgage loans are carried at unpaid principal balances. Real estate investments are reported at cost adjusted for equity participation. Real estate acquired through foreclosure or deed-in-lieu of foreclosure is initially recorded at estimated market value. Valuation allowances are provided for probable impairments in estimated net realizable value based on periodic evaluations. Specific write-downs are taken when an impairment is deemed other than temporary.

Interest and Dividend Income: Interest on fixed maturity investments is recorded as income when earned and is adjusted for any amortization of purchase premium or discount. Dividends on equity securities are recorded as income on ex-dividend dates.

Realized Gains and Losses: Realized gains and losses on the sale of investments are determined based on specific cost. Realized losses are also recorded when an investment's net realizable value is below cost and the decline is considered other than temporary.

1.4. Recognition of premium revenues
Property/Casualty Insurance: Property/casualty insurance premiums are earned principally on a pro rata basis over the lives of the policies and include accruals for ultimate premium revenue anticipated under auditable and retrospectively rated policies. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force. Unearned premiums also include estimated and unbilled premium adjustments.

Life Insurance: Premiums on life insurance policies with fixed and guaranteed premiums and benefits, and premiums on annuities with significant life contingencies are recognized when due. Universal life policies and annuity contracts are issued on both a single premium and recurring premium basis. Revenues for these contracts consist of policy charges assessed against benefit account balances during the period for the cost of insurance, policy administration and surrenders.

1.5. Unpaid losses, loss expenses and policy benefits Property/Casualty Insurance: The liability for unpaid property/casualty insurance losses and loss expenses is based on an evaluation of reported losses and on estimates of incurred but unreported losses. The reserve liabilities are determined using adjusters' individual case estimates and statistical projections. The liability was reported net of estimated salvage and subrogation recoverables of $116 million, $139 million and $138 million at December 31, 1994, 1993 and 1992, respectively. Adjustments to the liability based on subsequent developments or other changes in the estimate are reflected in results of operations in the period in which such adjustments become known.

Certain liabilities for unpaid losses and loss expenses related to workers' compensation coverage are discounted to present value. The carrying amount of such workers' compensation liabilities, net of reinsurance and net of discount, was $1,598 million, $1,752 million and $1,798 million at December 31, 1994, 1993 and 1992, respectively. Interest rates used to discount these liabilities generally ranged from 3 percent to 5 percent.

Life Insurance: Ordinary life insurance reserves are computed under the net level premium method using assumptions for future investment yields, mortality and withdrawal rates. These assumptions reflect USF&G's experience, modified to reflect anticipated trends, and provide for possible adverse deviation. Reserve interest rate assumptions are graded and range from 4.25 percent to 8.25 percent. Universal life and deferred annuity reserves are computed on the retrospective deposit method, which produces reserves equal to the cash value of the contracts. Such reserves are not reduced for charges that would be deducted from the cash value of policies surrendered. Reserves on immediate annuities with guaranteed payments are computed on the prospective deposit method, which produces reserves equal to the present value of future benefit payments.

1.6. Deferred policy acquisition costs
Acquisition costs, consisting of commissions, brokerage, and other expenses incurred at policy issuance, are generally deferred. Anticipated losses, loss expenses, policy benefits and remaining costs of servicing the policies are considered in determining the amount of costs to be deferred. Anticipated investment income is considered in determining whether a premium deficiency exists related to short-duration contracts. Amortization of deferred policy acquisition costs totaled $653 million, $673 million and $738 million for the years ended December 31, 1994, 1993 and 1992, respectively, and are included in underwriting, acquisition and operating expenses in the Consolidated Statement of Operations.

Property/Casualty Insurance: Property/casualty insurance acquisition costs are amortized over the period that related premiums are earned.

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

1.7. Property and equipment
Property and equipment is carried at cost less accumulated depreciation. At December 31, 1994, 1993 and 1992, $186 million, $194 million and
$200 million, respectively, of property and equipment was included in other assets. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. For the years ended
December 31, 1994, 1993 and 1992, depreciation expense of $23 million, $21 million and $25 million, respectively, is included in underwriting, acquisition and operating expenses.

1.8. Foreign currency translation
The functional currency for USF&G's foreign operations is the applicable local currency. Foreign currency balance sheet accounts are translated to U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using the average exchange rates prevailing during the year. The unrealized gains or losses, net of applicable deferred income taxes, resulting from translation are included in shareholders' equity.

Foreign currency gains and losses on transactions denominated in a currency other than the entity's functional currency are generally recorded in operations. Such gains and losses may be reduced or effectively eliminated by certain financial instruments used by USF&G to reduce its foreign exchange exposure.

1.9. Earnings per common share
Primary earnings per common share are computed by subtracting dividends on preferred stock from net income and then dividing by the weighted average common shares outstanding during the period. The effect of common stock equivalents is excluded from the calculations because their effect is not material. Fully diluted earnings per common share assume the conversion of all securities whose contingent issuance would have a dilutive effect on earnings.

1.10. Facilities exit costs
During 1994, USF&G committed to a plan to consolidate its home office operations in Baltimore, Maryland at its Mount Washington facility.
The facilities exit costs of $183 million represent the present value of the rent and other operating expenses to be incurred under the lease on the Corporation's principal office building from the time USF&G vacates the building through the expiration of the lease in 2009. (See Note 6.)

1.11. Acquisitions
In December 1994 and January 1995, respectively, USF&G signed definitive agreements with two insurance holding companies, Victoria Financial Corporation and Discover Re Managers, Inc., whereby USF&G will acquire all of the outstanding shares and equity of the respective companies. These transactions are subject to approval by the shareholders of the companies to be acquired, and are expected to close in the second quarter of 1995.

1.12. Supplemental cash flow information The Consolidated
Statement of Cash Flows is presented using the "direct method," which reports major classes of cash receipts and cash payments.
A reconciliation of net income to net cash provided from operating activities is as follows:

                                            Years Ended December 31
(in millions)                               1994      1993      1992
Net income                                 $ 232     $ 165     $  28
Adjustments to reconcile net income
 to net cash provided from operating
 activities:
 Loss from discontinued operations             -         -         7
 Cumulative effect of adopting new
  accounting standards                         -       (38)        -
 Facilities exit costs                       183         -         -
 Provision for income taxes (benefit)       (281)      (28)        -
 Net realized gains on investments            (5)       (6)     (148)
 Change in insurance liabilities              45        36        37
 Change in deferred policy acquisition costs (60)       31        68
 Change in receivables                       (16)       60       149
 Change in other liabilities                 (30)      (56)      (74)
 Change in other assets                       38      (101)      (17)
 Change in other items, net                    9        24        49
 Net cash provided from continuing
  operations                                 115        87        99
 Net cash used in discontinued operations      -         -        (2)
 Net cash provided from operating
  activities                               $ 115     $  87     $  97

Note 2 Investments
2.1. Components of net investment income
                                           Years Ended December 31
(in millions)                              1994      1993      1992
Interest on fixed maturities               $669      $721      $739
Equity security dividends                     7         9        12
Option income                                 -         -        37
Short-term interest                          13         9        27
Real estate and mortgage loans               58        41        50
Other investment income and (expenses)       (4)      (31)      (48)
Net investment income                      $743      $749      $817

2.2. Net realized gains on investments
                                           Years Ended December 31
(in millions)                              1994      1993      1992
Gains (Losses) on Sales:
 Fixed maturities                         $   3     $  79     $ 179
 Equity securities and options                -         5        44
 Real estate and other                       12         6        16
  Net gains on sales                         15        90       239
Impairments:
 Fixed maturities                            (1)      (10)      (20)
 Equity securities and options                -        (8)        -
 Real estate and other                       (9)      (66)      (71)
  Total impairments                         (10)      (84)      (91)
  Net realized gains on investments       $   5     $   6     $ 148

2.3. Gross unrealized gains (losses)

                                                At December 31
(in millions)                              1994      1993      1992
Unrealized Gains:
 Fixed maturities available for sale      $   9     $ 224     $   -
 Deferred policy acquisition costs
  adjustment                                 33         -         -
 Equity securities                            2        14        16
 Options, foreign currency and other         15        10         5
  Gross unrealized gains                     59       248        21
Unrealized Losses:
 Fixed maturities available for sale       (188)       (2)        -
 Deferred policy acquisition costs
  adjustment                                  -       (30)        -
 Equity securities                           (8)      (23)      (48)
 Options, foreign currency and other         (7)       (3)       (2)
  Gross unrealized losses                  (203)      (58)      (50)
 Net unrealized gains (losses)            $(144)    $ 190     $ (29)

2.4. Change in net unrealized gains (losses)

                                           Years Ended December 31
(in millions)                              1994      1993      1992
Fixed maturities available for sale      $ (401)   $  222     $   -
Deferred policy acquisition costs
 adjustment                                  63       (30)        -
Equity securities                             3        23       (39)
Options, foreign currency and other           1         4        21
 Net change                              $ (334)   $  219     $ (18)

2.5. Estimated market values of fixed maturity investments
The increase (decrease) in the difference between cost and market value of fixed maturity investments for the years ended December 31, 1994, 1993 and 1992, was $(911) million, $243 million and
$(259) million, respectively. The cost and market value of total fixed maturities are as follows:

                                               At December 31
                                                    1994
                                             Gross Unrecognized/
                                                 Unrealized          Market
(in millions)                          Cost    Gains    Losses        Value
Fixed maturities held to maturity    $4,650      $32     $(407)      $4,275
Fixed maturities available for sale   4,160        9      (188)       3,981
 Total                               $8,810      $41     $(595)      $8,256

                                               At December 31
                                                    1993
                                             Gross Unrecognized/
                                                 Unrealized          Market
(in millions)                          Cost    Gains    Losses        Value
Fixed maturities held to maturity    $4,661     $191      $(56)      $4,796
Fixed maturities available for sale   4,681      224        (2)       4,903
 Total                               $9,342     $415      $(58)      $9,699

                                               At December 31
                                                    1992
                                             Gross Unrecognized/
                                                 Unrealized          Market
(in millions)                          Cost    Gains    Losses        Value
Fixed maturities held to maturity    $7,218     $171     $ (99)      $7,290
Fixed maturities available for sale   1,987       49        (7)       2,029
 Total                               $9,205     $220     $(106)      $9,319

The cost and market value of fixed maturities held to maturity are as follows:
                                               At December 31
                                                    1994
                                                    Gross
                                                 Unrecognized        Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $   13    $   -    $   (2)      $   11
Mortgage/asset-backed securities      1,496       19      (105)       1,410
Corporate bonds                       2,637        6      (268)       2,375
High-yield bonds                        483        6       (31)         458
Tax-exempt bonds                         14        1        (1)          14
Other                                     7        -         -            7
 Total                               $4,650    $  32    $ (407)      $4,275

                                               At December 31
                                                    1993
                                                    Gross
                                                 Unrecognized        Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $    4    $   -     $  (1)      $    3
Mortgage/asset-backed securities      1,669       70       (19)       1,720
Corporate bonds                       2,463       79       (30)       2,512
High-yield bonds                        505       37        (6)         536
Tax-exempt bonds                         14        3         -           17
Other                                     6        2         -            8
 Total                               $4,661    $ 191     $ (56)      $4,796

                                               At December 31
                                                    1992
                                                    Gross
                                                 Unrecognized        Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $  348    $   3     $   -       $  351
Mortgage/asset-backed securities      3,535       88       (47)       3,576
Corporate bonds                       2,660       48       (40)       2,668
High-yield bonds                        511       24       (12)         523
Tax-exempt bonds                         55        4         -           59
Other                                   109        4         -          113
 Total                               $7,218    $ 171     $ (99)      $7,290

The cost and market value of fixed maturities available for
sale are as follows:
                                              At December 31
                                                   1994
                                                   Gross
                                                 Unrealized          Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $  264     $  -    $  (12)      $  252
Mortgage/asset-backed securities      1,350        3       (51)       1,302
Corporate bonds                       2,380        5      (105)       2,280
High-yield bonds                        133        -       (19)         114
Tax-exempt bonds                         33        1        (1)          33
Other                                     -        -         -            -
 Total                               $4,160     $  9    $ (188)      $3,981

                                              At December 31
                                                   1993
                                                   Gross
                                                 Unrealized          Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $  304    $  20      $  -       $  324
Mortgage/asset-backed securities      1,883       73         -        1,956
Corporate bonds                       2,403      126         -        2,529
High-yield bonds                         57        2        (2)          57
Tax-exempt bonds                         34        3         -           37
Other                                     -        -         -            -
 Total                               $4,681    $ 224      $ (2)      $4,903

                                              At December 31
                                                   1992
                                                   Gross
                                                 Unrealized          Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $  206     $  3      $  -       $  209
Mortgage/asset-backed securities      1,284       39        (4)       1,319
Corporate bonds                         443        7        (1)         449
High-yield bonds                         11        -        (1)          10
Tax-exempt bonds                         16        -        (1)          15
Other                                    27        -         -           27
 Total                               $1,987     $ 49      $ (7)      $2,029

2.6. Stated due dates of fixed maturities
The table below shows the stated due dates of fixed maturities held to maturity.

                                       At December 31, 1994
                                                      Market
(in millions)                          Cost            Value
In 1995                              $   18           $   18
1996 through 1999                       338              321
2000 through 2004                     1,814            1,678
After 2004                              984              848
 Subtotal                             3,154            2,865
Mortgage/asset-backed securities      1,496            1,410
 Fixed maturities held to maturity   $4,650           $4,275

The table below shows the stated due dates of fixed maturities available for sale.

                                       At December 31, 1994
                                                      Market
(in millions)                          Cost            Value
In 1995                              $  151           $  150
1996 through 1999                     1,424            1,374
2000 through 2004                       698              666
After 2004                              537              489
 Subtotal                             2,810            2,679
Mortgage/asset-backed securities      1,350            1,302
 Fixed maturities available for sale $4,160           $3,981

Expected maturities may differ from stated due dates as borrowers may have the right to call or prepay obligations.
During 1994, USF&G received proceeds from sales or repayments of fixed maturities of $1.2 billion. The table below illustrates the source of 1994 proceeds.

                                                           Gross    Gross
(in millions)                       Cost    Proceeds       Gains   Losses
Proceeds From Sales of Fixed Maturities:
 Held to maturity                 $   65      $   65          $1     $ (1)
 Available for sale                  328         326           2       (4)
  Subtotal                           393         391           3       (5)
Proceeds from Maturities/Repayments:
 Held to maturity                    343         347           5       (1)
 Available for sale                  473         474           1        -
  Subtotal                           816         821           6       (1)
 Total proceeds                   $1,209      $1,212          $9     $ (6)

Sales in 1994 of fixed maturities classified as held to maturity involved 21 different issuers and were based on evidence of significant deterioration of the issuers' creditworthiness. The determination of significant credit deterioration was based upon current developments related specifically to the issuers. USF&G performed a detailed analysis of the issuers' operating trends, cash flows and its ability to meet debt service. USF&G's analysts continually monitor news events, published financial results, rating agency reports and other related financial information. Sales of fixed maturities under such circumstances are not inconsistent with their original classifications as held to maturity. Prior to the adoption of SFAS No. 115 in 1993, proceeds from sales of fixed maturities held to maturity totaled $462 million with gross gains of $20 million and gross losses of $12 million and occurred primarily due to repositioning a portion of the portfolio to more effectively match the duration of life insurance liabilities. Proceeds from sales of fixed maturities available for sale were $1.3 billion in 1993 with gross gains of $73 million and gross losses of $2 million. In 1992, proceeds from sales of fixed maturities held to maturity totaled $1.1 billion with gross gains of $68 million and gross losses of $9 million. Proceeds from sales of fixed maturities available for sale were $4.8 billion in 1992 with gross gains of $293 million and gross losses of $193 million.

2.7. Investment commitments
USF&G has outstanding commitments to provide permanent financing for various real estate development projects. The funded amounts of these commitments are collateralized by the real estate projects. At December 31, 1994, unfunded commitments totaled approximately $7 million, with approximately $3 million of this expected to be funded in 1995. USF&G has a potential commitment to fund $12 million under the terms of a participatory note investment if certain collateralization tests are not met.

2.8. Nonincome-producing investments
Fixed maturities held at December 31, 1994, for which no income was recorded during 1994, totaled $2 million. In addition, nonperforming real estate, defined as mortgage loans and real estate investments that are not performing in accordance with their contractual terms or are performing significantly below expectations, totaled $208 million at December 31, 1994.

Note 3 Insurance Liabilities
3.1.Property/casualty insurance reserves - unpaid losses and loss expenses Activity in the unpaid losses and loss expenses for the property/casualty segment is summarized as follows:

(in millions)                                1994     1993      1992
Total reserve at beginning of year, gross  $6,329   $5,540    $5,704
 Less reinsurance recoverables              1,053      N/A       N/A
Net balance at January 1                    5,276    5,540     5,704
Incurred Related To:
 Current year                               1,696    1,696     2,010
 Prior years                                   (5)      62        78
 Total incurred                             1,691    1,758     2,088
Paid Related To:
 Current year                                 613      562       684
 Prior years                                1,270    1,460     1,568
 Total paid                                 1,883    2,022     2,252
Net balance at December 31                  5,084    5,276     5,540
 Plus reinsurance recoverables              1,016    1,053       N/A
Total reserve at end of year, gross        $6,100   $6,329    $5,540

Loss and loss expenses recorded in the current period financial statements are affected by changes in estimates of insured events occurring in prior periods. Losses incurred in 1994 but related to prior years were a reduction of $5 million, or less than 1 percent of 1994 incurred losses. Losses incurred but related to prior years were $62 million in 1993, primarily as a result of the strengthening of the unallocated loss expense reserve for voluntary and servicing carrier business, and increased by $78 million in 1992 primarily because of adverse development on reinsurance assumed from underwriting pools and associations.

Reserves for asbestos-related illnesses and environmental claims cannot be estimated with traditional loss reserving techniques. Liabilities are established for known claims (including the cost of litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposures on both known and unasserted claims. Estimates of the liabilities are reviewed and updated continually. Developed case law and adequate claim history do not exist for such claims, especially because significant uncertainty exists about the outcome of coverage litigation and whether past claim experience will be representative of future loss experience.

3.2. Life benefit reserves
The table below shows F&G Life's benefit reserves by policy type.

                                                 At December 31
(in millions)                               1994     1993      1992
Single Premium Annuities:
 Deferred                                 $1,860   $2,138    $2,077
 Immediate                                   867      815       788
Other annuities                              492      462       508
Universal life/term/group life               579      554       523
 Net balance                               3,798    3,969     3,896
Reinsurance receivable                         6        4         -
 Total reserve at end of year, gross      $3,804   $3,973    $3,896

Note 4 Debt and Credit Arrangements
4.1. Debt outstanding

                                                At December 31
(in millions)                              1994      1993      1992
Corporate:
 Short-term                                $215      $395      $375
 Long-term:
 9.98% and 10.1% Universal
   Medium-Term Notes due 1994                 -         -        20
 8 7/8% Notes due 1996                        -        99        99
 5 1/2% Swiss Franc Bonds due 1996           92        80        80
 Zero Coupon Convertible Notes due 2009     130         -         -
 8 3/8% Senior Notes due 2001               149         -         -
  Total corporate debt                      586       574       574
Real Estate and Other:
 Short-term                                   -        12         3
 Long-term:
 8% Secured Note due 1995                     -        11        11
 9 3/8% Secured Note due 1994                 -         -        11
 9.96% Secured Notes due through 1999        14        14        15
 Other                                       16         7         2
  Total real estate and other debt           30        44        42
   Total debt outstanding                  $616      $618      $616

4.2. Short-term debt
For general corporate purposes, USF&G
maintained a committed, standby credit facility with a group of foreign and domestic banks totaling $400 million at December 31, 1994. This new facility, which expires in 1997, represents the renegotiation of a prior credit facility of $700 million which was available at December 31, 1993. USF&G pays facility fees on the total amount of the commitments which are based on its long-term debt credit ratings. In order to minimize facility fees, and due to the reduced borrowings against it, the Corporation elected to reduce the size of the facility to its current level. Borrowings against the facilities totaled $215 million at December 31, 1994 and $375 million at December 31, 1993 and 1992. Interest rates are based on current market rates. USF&G was in compliance with the covenants contained in these agreements at December 31, 1994, 1993 and 1992. The most restrictive covenants require USF&G to maintain a tangible net worth of at least $1.1 billion plus 50 percent of the net income earned during the commitment period and an indebtedness-to-capital ratio below 55 percent.

In 1994, USF&G also entered into agreements under which a $100 million foreign currency credit facility and a $100 million letter of credit facility are available. USF&G pays facility fees on the total amount of each commitment. There were no borrowings against these facilities at December 31, 1994.

4.3. Debt extinguishments
With proceeds from the issuance of the
Zero Coupon Convertible Notes issued in March 1994, USF&G extinguished $99 million principal of the Corporation's 8 7/8% Notes due 1996 and $20 million principal of Medium-Term Notes due 1994. Proceeds from the issuance of the 8 3/8% Senior Notes in June 1994 were used to reduce the short-term credit facility borrowings by $147 million. Real estate debt was reduced by $11 million as the result of prepaying notes due in 1995 and further reduced $11 million as a result of a deed-in-lieu of foreclosure whereby property in which USF&G had a partnership interest was conveyed back to the lender. Real estate debt increased by $63 million as a result of the restructuring of a real estate partnership whereby USF&G became a controlling general partner. Shortly thereafter, $54 million of this partnership debt was defeased, reducing the amount that would otherwise have been consolidated as a result of this restructuring to $9 million.

4.4. Shelf registrations
In January 1994, USF&G filed a shelf
registration statement with the Securities and Exchange Commission. As of the time this registration statement went into effect, USF&G had available $647 million of unissued debt, preferred stock, common stock and warrants to purchase debt and stock. This registration statement was reduced by $126 million by the issuance of the Zero Coupon Convertible Notes and $149 million by the issuance of the 8 3/8% Senior Notes.

4.5. Redeemable debt
In 1994 and thereafter, the 5 1/2% Swiss Franc Bonds are redeemable at par plus accrued interest. The Zero Coupon Convertible Notes are redeemable beginning in 1999 for an amount equal to the original issue price plus amortized original issue discount.

4.6. Currency swaps
USF&G entered into currency swap agreements in 1989 to hedge its foreign currency exposure on the SwF120 million 5 1/2% Swiss Franc Bonds. This hedge was canceled in September 1994 and USF&G received a payment of approximately $19 million. USF&G then rehedged the repayment of the SwF120 million Swiss Franc debt and interest payments with forward contracts.

4.7. Interest rate swaps
As of December 31, 1993, USF&G had outstanding an interest rate swap for the notional amount of $25 million to exchange variable rate debt into a fixed rate of 9.405%. During 1994, USF&G entered into a new floating-for-fixed-rate swap to reduce the floating rate exposure created by the prior swap. In conjunction with the issuance of the 8 3/8% Senior Notes, USF&G entered into two interest rate swaps with a total notional amount of $150 million which convert the fixed interest payments from the debt issuance to floating rate debt for the first three years of the seven year term of the debt.

These agreements involve, to varying degrees, interest rate and credit risk. The notional amount represents the amount of the underlying debt to which the swap applies, not future cash requirements. The maximum credit risk related to the swap agreements is the amount related to periodic settlements, which is not material at December 31, 1994. USF&G seeks to manage the credit risk through monitoring procedures and investigation of counterparties to the transactions.

4.8. Interest
Interest expense incurred in the years ended
December 31, 1994, 1993 and 1992 was $37 million, $41 million and $40 million, respectively. Interest incurred and capitalized in 1992 was $8 million. There was no interest capitalized in 1993 or 1994.

4.9. Maturities of long-term debt

                                                     Real Estate
(in millions)                  Corporate               and Other
1995                                $  -                    $  -
1996                                  92                       -
1997                                   -                       -
1998                                   -                       -
1999                                   -                      24

Note 5 Financial Instruments and Derivatives
Fair value information is based on quoted market prices where available. In cases where quoted market prices are not available, fair values are based on internal estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, such as applicable discount rate and estimated future cash flows. Therefore, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Fair value disclosure requirements exclude certain financial instruments and all nonfinancial instruments. The fair value of many insurance related liabilities do not require disclosure. However, in its strategy of asset/liability matching, USF&G takes into consideration the future cash requirements of its insurance related liabilities. Had a presentation of these liabilities been made, due to their long-term nature, the fair value of insurance related liabilities would have been significantly less than their carrying value.

5.1. Financial instruments
Cash and Short-Term Investments: The carrying amounts reported in the Consolidated Statement of Financial Position for these instruments approximate their fair values.

Fixed Maturity Investments: Fair values for publicly traded fixed maturity investments are based on quoted market prices. For privately placed fixed maturities, estimated fair values are derived by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. At December 31, 1994, the amortized cost, carrying amounts and fair values of fixed maturity investments were as follows:

                                   Amortized       Carrying        Fair
(in millions)                           Cost         Amount       Value
Publicly traded                       $8,580         $8,404      $8,038
Private placements                       230            227         218
 Total fixed maturity investments     $8,810         $8,631      $8,256

The preceding table includes fixed maturities available for sale with a market and carrying value of $4.0 billion and amortized cost of $4.2 billion. Such investments are reported in the Consolidated Statement of Financial Position at market value.

Equity Investments: The carrying values of equity securities as reported in the Consolidated Statement of Financial Position are based on quoted market prices and reflect their fair values.

Mortgage Loans and Policy Loans: The fair values for mortgage loans and policy loans are estimated based on discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. At December 31, 1994, the carrying amounts and fair values of investments in mortgage loans and policy loans were as follows:

                                     Carrying            Fair
(in millions)                          Amount           Value
Mortgage loans                           $349            $331
Policy loans                               61              55

Other Assets and Other Liabilities: Other invested assets considered financial instruments include equity interests in minority ownership investments, interests in limited partnerships and related notes receivable. It is not practicable to estimate their fair value due to the closely-held nature of these investments.

Other assets and liabilities considered financial instruments include agents' balances receivable, prepaid and accrued expenses and other receivables generally of a short-term nature.
It is assumed the carrying value of these financial instruments approximates their fair value.

Short and Long-Term Debt: The carrying amount of USF&G's short-term borrowings approximates its fair value. The fair value of long-term debt is based on market quotes or estimated discounted cash flow analyses, based on USF&G's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts and estimated fair value of debt instruments at December 31, 1994 were as follows:

                                     Carrying            Fair
(in millions)                          Amount           Value
Corporate:
 Short-term                              $215            $215
 Long-term                                371             349
Real estate and other                      30              32
 Total                                   $616            $596

Investment Contracts: Fair values for F&G Life's single premium deferred annuities, other deferred annuities, single premium immediate annuities and supplementary contracts are primarily derived by estimating the cost to extinguish its liabilities under an assumption reinsurance transaction. The estimated statutory profits the assuming company would realize from the transaction are discounted at a typical internal rate of return objective. If such a transaction were to occur, GAAP would require the unamortized balance of deferred acquisition costs associated with these liabilities be immediately expensed. The amount of the related unamortized deferred acquisition costs was approximately $98 million at December 31, 1994. The fair values of the remaining liabilities under investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for like contracts with similar maturities. The carrying amounts and estimated fair values of F&G Life's liabilities for investment contracts at December 31, 1994 are as follows:

                                     Carrying            Fair
(in millions)                          Amount           Value
Single premium deferred annuities      $1,870          $1,818
Other deferred annuities                  349             319
Single premium immediate annuities
 and supplementary contracts              121             116
Funding agreements                          1               1
Group annuities                           130             124
 Total                                 $2,471          $2,378

Off-Balance Sheet Financial Instruments: The fair values of USF&G's unfunded real estate commitments and its financial commitment on investments are estimated using discounted cash flow analyses, based on USF&G's current incremental borrowing rate for similar types of borrowing arrangements. The estimates of the fair value of USF&G's interest rate swaps were obtained from the counterparties to the agreement or were derived by discounting the expected future cash flows. The estimated fair values of USF&G's off-balance sheet financial instruments at December 31, 1994, are as follows:

                                                Fair
(in millions)                                  Value
Liabilities:
 Unfunded real estate commitments               $  6
 Commitment on investments                        13
Debt-related Derivatives:
 Interest rate swaps                               7
 Currency forwards                                 2

5.2. Derivatives
USF&G uses derivative instruments to manage foreign exchange and interest rate risk, reduce borrowing costs and minimize the impact of rate fluctuations on the settlement of debt and other financial instruments. USF&G is subject to the risk that the counterparties will fail to perform. However, these risks are mitigated by the credit quality of the counterparties and the gains and losses of the underlying instruments. USF&G does not use derivative instruments for trading purposes.

Foreign Exchange Rate Instruments: The Corporation relies predominantly on natural hedges to manage foreign exchange rate risk by maintaining offsetting foreign asset and foreign liability positions wherever possible, without sacrificing other financing objectives. Foreign exchange derivative instruments in use as of December 31, 1994 were two currency forward contracts to purchase Swiss Francs for the principal and interest payment associated with USF&G's SwF120 million 5 1/2% Swiss Franc Bonds due 1996. The difference between the spot rate at the initiation of the forward contract and the forward rate is amortized over the life of the forward contract as foreign currency expense.

Interest Rate Instruments: The Corporation uses interest rate derivatives selectively to enable it to maintain a certain fixed/floating rate exposure given the current and projected interest rate environment. The interest rate environment in 1994 was one in which short-term floating rate obligations initially provided lower cost financing, but entailed greater interest rate risk and provided only short duration liquidity. At the outset of 1994, USF&G had approximately 61 percent floating rate debt ($375 million) and 39 percent fixed rate debt ($243 million). In June 1994, USF&G issued $150 million of 8 3/8% Senior Notes due 2001, proceeds of which were used to repay a portion of the floating rate debt. USF&G subsequently entered into two interest rate swaps with a total notional amount of $150 million in which it pays floating interest rates and receives a fixed interest rate to maintain an appropriate fixed/floating rate exposure. At December 31, 1994, USF&G had approximately 59 percent floating rate debt ($364 million) and 41 percent fixed rate debt ($252 million).

Additionally, in 1994, USF&G entered into a $25 million floating-for-fixed-rate swap to reduce the exposure created by a 1990 fixed-for-floating-rate swap. The new floating-for-fixed-rate swap has terms similar to the remaining terms of the 1990 transaction.

Other Instruments: USF&G has issued financial instruments with a maximum contingent liability of $2 million depending on the market price of USF&G's common stock at the maturity of the instruments.

Note 6 Leases
USF&G occupies office facilities under lease agreements that expire at various dates through 2009. In addition, data processing, office and transportation equipment is leased under agreements that expire at various dates through 1999.

Most leases contain renewal options that may provide for rent increases based on prevailing market conditions. Some leases also may contain purchase options based on fair market values or contractual values, if greater. All leases are accounted for as operating leases. Rent expense for the years ended December 31, 1994, 1993 and 1992 was $62 million, $54 million and $58 million, respectively. Rent expense in 1994 included a $9 million loss on long-term subleases.

The table below shows the future minimum payments to be made under noncancelable leases at December 31, 1994.

                             Home       Other
                           Office      Office
(in millions)            Building       Space     Equipment       Total
1995                        $  16         $17           $11       $  44
1996                           16          12             6          34
1997                           16          10             3          29
1998                           16           8             2          26
1999                           19           6             -          25
After 1999                    250           6             -         256
 Total                       $333         $59           $22        $414

USF&G is also the lessor under various subleases on its office facilities. The minimum rentals to be received in the future under noncancelable subleases is $33 million at December 31, 1994.

USF&G's principal office lease involves a 40-story office building ("the Tower") which the Corporation sold in 1984 and subsequently leased back. During 1994, USF&G developed and committed to a plan to consolidate its Baltimore headquarters facilities. The plans encompass relocating all USF&G personnel currently residing at the Tower to the Mount Washington facilities in Baltimore which USF&G owns. Implementation of the plan began in January 1995. The relocation of Tower personnel will begin in mid-1995 and is expected to be completed by the end of 1996. The facilities exit costs of $183 million recorded in the fourth quarter of 1994 represent the present value of the acceleration of net expenses, including rent and operating expenses, to be incurred under the Tower lease from the time USF&G vacates the Tower through the expiration of the lease in 2009. The lease on the Tower, which provides for rent increases every five years through its expiration in September 2009, will not be terminated. USF&G will continue to make rental payments under the lease.

The deferred gain arising from the sale-leaseback was being amortized over the noncancelable lease term prior to the recognition of the facilities exit costs. For each of the years ended December 31, 1994, 1993 and 1992, amortization of approximately $2 million is netted with underwriting, acquisition and operating expenses. The unamortized amount of the deferred gain of $30 million and $31 million at December 31, 1993 and 1992, respectively, is included in other liabilities. The unamortized deferred gain of $28 million at December 31, 1994 was recognized upon adoption of the facilities exit plan and is netted against the lease expenses included in the facilities exit costs.

Note 7 Shareholders' Equity
7.1. Classes of stock
USF&G is authorized to issue 12 million shares of $50 par value preferred stock and 240 million shares of $2.50 par value common stock.

7.2. Preferred stock
USF&G has 4 million shares of $4.10 Series
A Convertible Exchangeable Preferred Stock ("Series A Preferred Stock"), 1.3 million shares of $10.25 Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock"), and
1.3 million shares of $5.00 Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock") issued and outstanding at December 31, 1994. USF&G had 4 million shares of Series A Preferred Stock, 1.3 million shares of Series B Preferred Stock, and 3.8 million shares of Series C Preferred Stock issued and outstanding at December 31, 1993 and 1992.

During 1994, USF&G called for redemption 2.4 million shares of its Series C Preferred Stock. The remaining shares were called for redemption effective February 24, 1995. As a result of these calls, over 93 percent of the Series C Preferred Stock converted into 14.7 million shares of common stock in accordance with the terms of the Series C Preferred Stock. Pursuant to arrangements the Corporation previously entered into with an unaffiliated financial institution, USF&G sold 716,600 shares of common stock to this institution to fund a portion of the cash redemptions resulting from these calls.

Each share of the Series A Preferred Stock entitles the holder to an annual cumulative dividend of $4.10 and a liquidation preference of $50 plus accrued and unpaid dividends. Each share of Series B Preferred Stock entitles the holder to an annual cumulative dividend of $10.25 and a liquidation preference of $100 plus accrued and unpaid dividends. At December 31, 1994, at the option of the holder, subject to adjustment under certain conditions, each share of Series A and Series B Preferred Stock is convertible to 1.192 and 8.316 shares, respectively, of USF&G's common stock. The Series A Preferred Stock is exchangeable in whole at USF&G's option on any dividend payment date for 8.2% Convertible Subordinated Debentures due in 2011 at a rate of $50 principal amount per share. Series B Preferred Stock is not exchangeable.

Shares of the Series A Preferred Stock are redeemable for cash, in whole or in part, at USF&G's option at $50.82 per share plus accrued and unpaid dividends to the redemption date. The redemption price declines to $50 per share in 1996. One half of the outstanding shares of Series B Preferred Stock are redeemable for cash, in part, at USF&G's option commencing in 1994 at $100 per share plus accrued and unpaid dividends and a premium that declines ratably to zero per share in 2001. The remainder is redeemable beginning in 1995 and 1996. No redemption may be made prior to 1997 unless the closing price of the common stock exceeds 150 percent of the Series B Preferred Stock conversion price and subject to certain other conditions. In addition, if a change in control event should occur, then at the election of each holder of Series B Preferred Stock, USF&G will issue and sell additional nonredeemable equity securities and apply the net proceeds thereof to redeem these shares, but only if and to the extent any such proceeds are raised.

Holders of the preferred stock are not entitled to vote, except that they may vote separately with respect to certain matters including the authorizations of any additional classes of capital stock that would rank senior to the preferred stock. In the event that six quarterly dividends for Series A Preferred Stock or two quarterly dividends for Series B Preferred Stock are unpaid, USF&G's Board of Directors will be increased by two members, and holders of preferred stock may elect two directors until all such dividends in arrears have been paid.

7.3. Dividend restrictions
Payment of dividends to USF&G Corporation by its insurance subsidiary is subject to certain restrictions. The Maryland Insurance Code requires the Maryland Insurance Commissioner's prior approval for any dividend payments during a twelve month period from a Maryland insurance subsidiary, such as USF&G Company, to its holding company which exceeds 10 percent of policyholders' surplus. In addition, notice of any other dividend must be given to the Maryland
Insurance Commissioner prior to payment, and the Commissioner has the right to prevent payment of such dividend if it is determined that such payment could impair the insurer's surplus of financial condition. At December 31, 1994, $157 million of dividends is currently available for payment to USF&G
Corporation from its insurance subsidiary during 1995 without prior regulatory approval. At December 31, 1993, $154 million in dividends was available for payment to USF&G Corporation from its insurance subsidiary without restriction, of which $125 million of dividends was paid during 1994.

7.4. Changes in common stock shares

        Years Ended December 31
                                      1994          1993          1992
Common Stock:
 Outstanding, January 1         85,009,482    84,512,758    84,273,327
 Shares issued                  10,606,978       496,724       239,431
 Outstanding, December 31       95,616,460    85,009,482    84,512,758

USF&G issued 9.9 million shares of common stock during 1994 related to the conversion of Series C Preferred Stock. Another
5.5 million common stock shares were issued in February 1995 for the conversion of the remaining Series C Preferred Stock. Additionally, USF&G expects to issue approximately 4.1 million and 5.4 million shares of common stock in exchange for all of the outstanding shares of Victoria Financial Corporation and Discover Re Managers, Inc., respectively, when those merger transactions close in the second quarter of 1995.

7.5. Shareholder rights plan
USF&G has a shareholder rights plan ("the plan") to deter coercive or unfair takeover tactics and to prevent a potential purchaser from gaining control of USF&G without offering a fair price to all of the Corporation's shareholders. Under the plan, each outstanding share of USF&G's common stock has one preferred share purchase right (a "right") expiring in 1997. Each right entitles the registered holder to purchase 1/100 of a share of a new class of junior preferred stock for $140. The rights cannot be exercised unless certain events occur that might lead to a concentration in ownership of common shares. At that time, the rights may be exercised for common stock having a value of twice the exercise price. Under certain conditions, the rights also become exercisable into shares of common stock of a purchaser having a value of twice the exercise price. USF&G will generally be entitled to redeem the rights, at $.05 per right, any time before the tenth day after a 20 percent position is acquired.

Note 8 Stock Ownership Plans
8.1. Stock options and stock purchase plans
Stock Options: Stock options have been granted to full-time officers and key employees under four incentive plans: Long-Term Incentive Plan, Stock Option Plan of 1987, Stock Option Plan of 1990, and Stock Incentive Plan of 1991. In addition, the Employee Stock Option Plan of 1992 and the 1994 Stock Plan For Employees of USF&G granted eligible employees, other than officers and key employees participating in other stock incentive plans, options to purchase shares based on market quotations at the time of grant. Activity under the stock option plans is as follows:

                                      1994           1993           1992
Outstanding, January 1           4,162,224      4,473,572      2,816,748
Granted                          2,245,500      1,143,282      2,590,295
Exercised                         (483,590)      (338,940)       (26,868)
Surrendered or cancelled          (677,595)    (1,115,690)      (906,603)
 Outstanding, December 31        5,246,539      4,162,224      4,473,572
Expiration dates              1/95-12/2004   1/94-12/2003   1/93-12/2002
Exercise and surrender prices  $6.25-30.82    $6.25-30.82    $6.25-30.82
Shares reserved and available
 for grant                       8,767,941      2,985,959      3,026,179

Stock Purchase Plans: Shares had been offered to employees under the Employees' Stock Purchase Plans of 1985 and 1990. None were offered in 1992, 1993 or 1994. The purchase price was 85 percent of the market value of USF&G's common stock on the grant date or the end of the two-year purchase period, whichever was less. Activity under the stock purchase plans is as follows:

                                         1994        1993        1992
Outstanding, January 1                      -           -     133,379
Granted                                     -           -           -
Shares purchased                            -           -     (98,882)
Cancelled                                   -           -     (34,497)
 Outstanding, December 31                   -           -           -
Expiration dates                            -           -         N/A
Purchase prices                             -           -      $11.16
Shares reserved                             -           -         N/A

Proceeds from the shares sold under the stock option and stock purchase plans are credited to common stock and paid-in capital.
USF&G makes no charges to income for the plans. The number of shares under the plans are adjusted for any future stock dividends, stock splits or similar changes.

8.2. Directors stock plan
The Corporation adopted the 1993 Stock Plan for Non-Employee Directors (the "Directors Stock Plan") on May 12, 1993. Only the Corporation's outside directors are eligible to participate, and participation is mandatory. The Directors Stock Plan has two components: (i) annual retainer awards, and (ii) retirement awards. The Directors Stock Plan authorizes the issuance of up to 300,000 shares of the Corporation's common stock, par value $2.50 per share. Activity under the Directors Stock Plan is as follows:

                                        1994        1993
Outstanding, January 1               113,585           -
Stock units awarded                   17,115     135,885
Stock issued                         (34,198)    (22,300)
Outstanding, December 31              96,502     113,585

USF&G records compensation expense equal to the market value at grant date of the vested stock or stock units awarded under the Directors Stock Plan. In 1993, $2 million of compensation expense was recognized relating to this plan. The 1994 compensation expense related to these plans was minimal and is expected to continue to be so in future years.

Note 9 Retirement Benefits
9.1. Retirement plans
USF&G has noncontributory retirement plans covering most regular full-time employees of the Corporation and its affiliates. An employee's pension benefit is based on salary, years of service and Social Security benefits. USF&G makes contributions to the retirement plans based on amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974. The plans' funded status and amounts recognized in the consolidated financial statements are as follows:

                                                    At December 31
(dollars in millions)                         1994       1993       1992
Actuarial Present Value of:
 Accumulated benefit obligation               $303       $338       $263
 Vested benefits                               291        322        249

Plan assets at fair value                     $289       $297       $265
Projected benefit obligation                   313        351        278
 Funded status                                 (24)       (54)       (13)
Unrecognized net loss                           98        123         55
Unrecognized prior service cost (benefit)      (22)       (25)       (28)
Adjustment for minimum pension liability       (63)       (85)         -
 Net prepaid (accrued) pension cost           $(11)      $(41)      $ 14
Actuarial Assumptions:
 Weighted average discount rate               8.75%      7.50%      8.75%
 Average rate of increase in future
  compensation levels                          5.0        5.0        6.0
 Expected long-term rate of return on assets   8.5        8.5        9.5

As a result of the higher interest rate environment, USF&G increased the discount rate assumption as of December 31, 1994, which caused the accumulated benefit obligation to decrease. In accordance with SFAS No. 87, USF&G recorded a minimum pension liability for the underfunded amount, representing the accumulated benefit obligation in excess of the fair value of the plans' assets, plus the amount of prepaid pension costs. The minimum pension liability is reported as a separate reduction to shareholders' equity.

The assets held by the plan consist primarily of fixed-income and equity securities. USF&G classifies prepaid pension cost with other assets and accrued pension cost with other liabilities in the Consolidated Statement of Financial Position.

The components of net pension expense are as follows:

                                         Years Ended December 31
(in millions)                          1994       1993       1992
Service cost                           $  6       $  4       $  5
Interest cost                            26         25         23
Actual return on plan assets             10        (19)       (15)
Net amortization and deferral           (29)         -        (10)
 Net periodic pension expense          $ 13       $ 10       $  3

9.2. Postretirement benefits
USF&G sponsors a defined dollar postretirement health care plan
(medical and dental) and noncontributory life insurance plan covering most regular full-time employees of the Corporation and its affiliates. USF&G's contributions and costs are determined based on the annual salary and the type of coverage elected by covered employees. USF&G's contributions to the plan are a percentage of plan costs based on age and service of employees at retirement.
Additionally, the plan costs are capped at projected 1995 cost levels, and retiree contributions are increased for the total medical costs over the projected levels.

Effective January 1, 1993, USF&G adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires USF&G to accrue a liability for the cost of health care, life insurance and other retiree benefits when the employees' services are rendered. As permitted under the new standard, the transition obligation of $52 million at January 1, 1993 was recognized as an immediate charge to net income by including the cumulative effect of adopting this accounting standard. USF&G continues to fund the health care and life insurance benefit costs principally on a pay-as-you-go basis. The pay-as-you-go expenditures for postretirement benefits were $5 million in 1994 and 1993, and $4 million in 1992.

The plans' combined funded status and amounts recognized in the consolidated financial statements are as follows:

                                                      At December 31
(in millions)                                       1994         1993
Accumulated Postretirement Benefit Obligation:
 Retirees                                           $(45)        $(46)
 Fully eligible active plan participants              (1)          (4)
 Other active plan participants                       (6)          (8)

                                                     (52)         (58)
Plan assets at fair value                              -            -
 Funded status                                       (52)         (58)
Unrecognized net loss (gain)                          (1)           6
 Accrued postretirement benefit cost                $(53)        $(52)

USF&G classifies accrued postretirement benefit cost with other liabilities in the Consolidated Statement of Financial Position.

The components of the net periodic postretirement benefit cost are as follows:

                                                 Years Ended December 31
(in millions)                                        1994       1993
Service cost                                           $1         $1
Interest cost                                           4          4
 Net periodic postretirement benefit cost              $5         $5

The weighted average annual assumed rate of increase in per capita cost of covered benefits (i.e., medical trend rate) for the plans is 9.0 percent for 1995 (10.5 percent assumed for 1994) and is assumed to decrease to 5.5 percent in 2002 for participants age 65 or younger, and 7.75 percent for 1995 (8.0 percent for 1994), decreasing to 5.5 percent for participants over age 65, and remain at that level thereafter. Increasing the assumed medical trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year by approximately $0.4 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.75 percent at December 31, 1994 and 7.5 percent at December 31, 1993.

Note 10 Federal Income Taxes
USF&G Corporation and its subsidiaries file a consolidated federal income tax return. The provision for income taxes gives effect to permanent differences between income before income taxes and taxable income. Deferred federal income taxes are provided on temporary differences and net operating loss carry-forwards (for 1994 and 1993) and timing differences (for 1992) between financial and taxable income.

Effective January 1, 1993, USF&G changed its method of accounting for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." Under the standard, a deferred tax liability or asset is recognized for the estimated future tax effects attributable to net operating loss carry-forwards ("NOLs") and to temporary differences between the tax basis and GAAP basis of an asset or a liability. A valuation allowance is required if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. As permitted under SFAS No. 109, 1992 financial statements have not been restated.

At December 31, 1994, the net deferred tax asset of $416 million recorded by USF&G is supported by a combination of forecasted taxable income and a tax strategy that USF&G would implement to prevent NOLs from expiring. A valuation allowance of $279 million has been recognized to offset the gross deferred tax assets.

10.1. Significant components of deferred tax assets and liabilities

                                                       At December 31
(in millions)                                         1994       1993
Deferred Tax Liabilities:
 Deferred policy acquisition costs                    $162       $140
 Other invested assets                                   6         44
 Other                                                   4          -
  Total deferred tax liabilities                       172        184
Deferred Tax Assets:
 Facilities exit costs                                  74          -
 Unpaid losses and loss expenses                       246        304
 Unearned premiums                                      43         45
 Foreign reinsurance                                    50         49
 Real estate                                            25         30
 Future policy benefits                                 54         50
 Net unrealized losses                                  50          -
 Other                                                  62         85
 Net operating loss carry-forwards                     263        222
  Total deferred tax assets                            867        785
Valuation allowance for deferred tax assets            279        482
 Deferred tax assets, net of valuation allowance       588        303
  Net deferred tax assets                             $416       $119

At December 31, 1994, the net deferred tax asset increased to $416 million, primarily based on the increasing weight of positive evidence which resulted in a $203 million net decrease in the valuation allowance. Throughout 1994, the weight of evidence became increasingly more positive as the core earnings trend improved each quarter. As 1994 progressed, the negative evidence of cumulative losses which were caused by 1991 results became increasingly less of a factor. Given the substantially reduced degree of negative evidence and management's increased confidence in the sustainability of the improved earnings of the core insurance segments and, therefore, its enhanced ability to forecast future taxable income, it became appropriate to reduce the valuation allowance. During 1993, the net decrease in the valuation allowance was $56 million reflecting the change in the realizability of the deferred tax asset. In addition, the valuation allowance was increased $15 million in 1993 due to the tax rate change enacted in that year.

10.2. Components of provision for income taxes (benefits)

                                             Years Ended December 31
                                       Liability    Liability    Deferred
                                          Method       Method      Method
(in millions)                               1994         1993        1992
Current tax                                $  30        $  38       $  22
NOL Utilization                              (22)         (31)        (16)
Current tax, net of NOL utilization            8            7           6
Deferred tax (benefit)                       (22)          24          (6)
Adjustment for enacted change in tax rates     -           (3)          -
Adjustment of the beginning of the
 year valuation allowance                   (267)         (56)          -
Provision for income taxes (benefit)       $(281)       $ (28)      $   -
Income taxes paid                          $   9        $   3       $   9

10.3. Tax effects of timing differences between financial and taxable income

                                                      Year Ended December 31
(in millions)                                                  1992
Tax Effect (Benefit):
 Deferred policy acquisition costs                            $ (15)
 Unbilled premium adjustments                                    (4)
 Adjustment of life policy benefit reserves                      (1)
 Adjustment of property/casualty loss reserves                    3
 Adjustment of property/casualty unearned premium reserves       (4)
 Deferred realized gains and losses                              (2)
 Unrecognized benefit of net losses                              19
 Other, net                                                      (2)
 Provision for income taxes (benefit)                         $  (6)

10.4. Tax effects of permanent differences

                                             Years Ended December 31
                                       Liability    Liability    Deferred
                                          Method       Method      Method
(in millions)                               1994         1993        1992
Tax at federal rates                      $  (18)       $  35       $  12
Tax Effect (Benefit):
 Adjustment of the beginning of the
  year valuation allowance                  (267)         (56)          -
 Effect of change in tax rates                 -           (3)          -
 Dividend received deduction                   -            -          (3)
 Tax-exempt interest income                   (2)          (2)         (3)
 Proration adjustment on non-taxable
  investment income                            -            -           1
 Adjustment of property/casualty salvage
  and subrogation accruals (fresh start)       6            -           -
 Adjustment of property/casualty
  loss reserves (fresh start)                  -            -          (9)
 Other                                         -           (2)          2
 Provision for income taxes (benefit)     $ (281)       $ (28)       $  -

10.5. Net operating loss carry-forwards
At December 31, 1994, USF&G had NOLs remaining for tax return purposes expiring in years 2005 and 2006. The amount and timing of recognizing the benefit of these NOLs depends on future taxable income and limitations imposed by tax laws. The approximate amounts of USF&G's NOLs on a regular tax basis and an alternative minimum tax ("AMT") basis at December 31, 1994 were as follows:

(in millions)                       Tax Return
Regular tax basis                         $750
AMT basis                                  553

Note 11 Reinsurance
During 1993, USF&G adopted SFAS No. 113,
"Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." This standard requires the effects of reinsurance activity to be reported on a gross basis. Reinsurance receivables and prepaid reinsurance premiums are reported separately as assets, instead of the previous practice of reporting such receivables net of the related loss and unearned premium liabilities. The standard also establishes the conditions required for a contract to be accounted for as reinsurance and prescribes income recognition and reporting standards for those contracts. The initial adoption of this standard had no effect on net income, but increased assets and liabilities by approximately $1.2 billion at December 31, 1993. USF&G reinsures portions of its policy risks with other insurance companies or underwriters, and assumes policy risks from other insurance companies and through participation in pools and associations. Reinsurance gives USF&G the ability to write larger risks and control its exposure to losses from catastrophes or other events that cause unfavorable underwriting results. USF&G's ceding reinsurance agreements are generally structured on a treaty basis whereby all risks meeting a certain criteria are automatically reinsured. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve USF&G from its obligation to policyholders. Failure of reinsurers to honor their obligation could result in losses to USF&G. USF&G evaluates the financial condition of its reinsurers and monitors concentrations of credit risks arising from similar economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

At December 31, 1994 and 1993, reinsurance receivables totaled $554 million and $573 million, respectively. Of these amounts, approximately $122 million and $150 million, respectively, were associated with the Workers' Compensation Reinsurance Bureau ("WCRB"), a single voluntary reinsurance association of primary workers' compensation insurers formed for the purpose of providing excess of loss reinsurance to its members. USF&G is a member of this pool. Each member is required to hold collateral, for the benefit of all member companies, in the form of investment-grade securities equaling 115 percent of the member's share of outstanding receivables of the WCRB. This collateral requirement mitigates the risk of WCRB becoming insolvent. Risk of loss is minimal for the remainder of receivables due to similar pool arrangements with collateral requirements, other contracts where funds are withheld, or letters of credit maintained. Credit risk is also diversified among numerous reinsurers. Additionally, USF&G is active in the involuntary market as a servicing carrier whereby USF&G processes business for a pool but takes no direct underwriting risk because it is directly reimbursed for the cost of processing policies and settling any related claims. Servicing carrier receivables of $706 million and $719 million associated with this business are separately disclosed in the Consolidated Statement of Financial Position at December 31, 1994 and 1993, respectively.

                                                     1994
                               Premiums       Losses       Unpaid  Unearned
(in millions)              Written  Earned  Incurred       Losses  Premiums
Property/Casualty:
Direct                      $2,252  $2,232    $1,624      $ 4,802     $ 833
Assumed                        567     566       390        1,298        98
Gross                        2,819   2,798     2,014        6,100       931
Ceded                         (507)   (515)     (323)      (1,016)     (116)
 Net                         2,312   2,283     1,691        5,084       815
Life                           N/A     152       388        3,804       N/A
 Total                      $2,312  $2,435    $2,079      $ 8,888     $ 815

                                                     1993
                               Premiums       Losses       Unpaid  Unearned
(in millions)              Written  Earned  Incurred       Losses  Premiums
Property/Casualty:
Direct                      $2,345  $2,338    $1,472      $ 5,078     $ 813
Assumed                        593     506        83        1,251       104
Gross                        2,938   2,844     1,555        6,329       917
Ceded                         (509)   (517)      203       (1,053)     (124)
 Net                         2,429   2,327     1,758        5,276       793
Life                           N/A     129       395        3,973       N/A
 Total                      $2,429  $2,456    $2,153      $ 9,249     $ 793

                                                     1992
                               Premiums       Losses       Unpaid  Unearned
(in millions)              Written  Earned  Incurred       Losses  Premiums
Property/Casualty:
Direct                      $2,472  $2,692    $2,182      $ 5,593     $ 805
Assumed                        259     376       385        1,555        98
Gross                        2,731   3,068     2,567        7,148       903
Ceded                         (311)   (535)     (479)      (1,608)     (133)
 Net                         2,420   2,533     2,088        5,540       770
Life                           N/A     104       377        3,896       N/A
 Total                      $2,420  $2,637    $2,465      $ 9,436     $ 770

Included in assumed unpaid losses in the above table are $86 million, $110 million and $123 million related to loss portfolio transfer agreements at December 31, 1994, 1993 and 1992, respectively. USF&G has not entered into any such agreements to cede its unpaid losses.

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

Note 12 Financial Guarantees
12.1. Insurance guarantees
USF&G has underwritten and reinsured financial guarantee bonds for principal and interest payments or installment notes when due.
The obligations guaranteed were issued by limited partnerships, municipalities and commercial enterprises. Assessment is made of the likelihood of loss in connection with these guarantees, and at December 31, 1994, 1993 and 1992, the reserve for such losses was not material. The risk of loss under these guarantees is diminished through reinsurance agreements and collateral.

As of December 31, 1994, USF&G was contingently liable for par value amounts totaling less than $500 million on financial guarantee exposures ceded through reinsurance agreements with a monoline insurance company in which USF&G formerly had a minority ownership interest. In addition, USF&G has other financial guarantee obligations where the par value guaranteed totaled $27 million at December 31, 1994, maturing in 1995.

12.2. Corporate guarantees
USF&G has also guaranteed the obligations of certain limited partnerships where it has an equity interest. The risk of loss under these guarantees is diminished by collateral in the underlying projects. The guarantees totaled $13 million at December 31, 1994, with maturities ranging from 1995 to 1999. In addition, USF&G has line of credit commitments outstanding totaling $55 million.

Note 13 Legal Contingencies
USF&G's insurance subsidiaries are
routinely engaged in litigation in the normal course of their businesses, including defending claims for punitive damages. As a liability insurer, they defend third-party claims brought against their insureds. As an insurer, they defend themselves against coverage claims. Additional information regarding contingencies that may arise from insurance regulatory matters and regulatory litigation matters may be found in the Regulation section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

In the opinion of management, such litigation and the litigation described below is not expected to have a material adverse effect on USF&G's consolidated financial position, although it is possible that the results of operations in a particular quarter or annual period would be materially affected by an unfavorable outcome.

13.1. North Carolina workers' compensation litigation
On November 24, 1993, N.C. Steel, Inc. and six other North Carolina employers filed a class action in the General Court of Justice, Superior Court Division, Wake County, North Carolina against the National Council on Compensation Insurance ("NCCI"), North
Carolina Rate Bureau, USF&G and eleven other insurance companies which served as servicing carriers for the North Carolina involuntary workers' compensation market. On January 20, 1994, the plaintiffs filed an amended complaint seeking to certify a class of all employers who purchased workers' compensation insurance in the State of North Carolina after November 24, 1989. The amended complaint, which is captioned N.C. Steel, Inc., et al., v. National Council on Compensation Insurance, et al., alleges that the defendants conspired to suppress competition with respect to the North Carolina voluntary and involuntary workers' compensation business, thereby artificially inflating the rates in such markets and the fees payable to the insurers. The complaint also alleges that the carriers agreed to improperly deny qualified companies from acting as servicing carriers, improperly encourage agents to place employers in the assigned risk pool, and improperly promote inefficient claims handling. USF&G has acted as a servicing carrier in North
Carolina since 1990. The plaintiffs are pursuing their claims under various legal theories, including violations of the North Carolina antitrust laws, unlawful conspiracy, breach of fiduciary duty, breach of implied covenant of good faith and fair dealing, unfair competition, constructive fraud, and unfair and deceptive trade practices. The plaintiffs seek unspecified compensatory damages, punitive damages for the alleged constructive fraud and treble damages under the North Carolina antitrust laws. On February 14, 1995, the trial court granted the defendant's motion to dismiss the complaint. The plaintiffs have appealed the trial court's dismissal of the case. USF&G believes that it has meritorious defenses and has determined to defend the action vigorously.

13.2. Texas workers' compensation litigation
On April 18, 1994, Mi-De-Pizza, Inc. and ten other Texas insureds filed an amended class action in the District Court of Dallas County, Texas against the NCCI and all insurance companies and certain insurance brokers that wrote workers' compensation insurance in Texas during the period 1987 to 1991. The case, which was subsequently consolidated with another case to which USF&G was not a party and is now captioned Weatherford Roofing Company, et al., v. Employers National Insurance Company, et al., alleges that the defendants utilized rates and forms that had the effect of charging premium rates in excess of the rates approved by law. The plaintiffs are pursuing recovery of these alleged excess charges under various legal theories, including breach of contract, fraud, civil conspiracy and violation of the Texas
Insurance Code and the Texas Business and Commerce Code. USF&G believes that it has meritorious defenses and has determined to defend the action vigorously.

13.3. South Carolina workers' compensation litigation
On August 22, 1994, the Attorney General of the State of South Carolina filed suit in the County of Greenville, South Carolina on behalf of South Carolina employers that have allegedly been damaged as a result of alleged unfair and deceptive trade practices.
Specifically, the Attorney General alleges that the NCCI, the National Workers' Compensation Reinsurance Pool, USF&G and seven other insurance companies which served as servicing carriers for the South Carolina involuntary workers' compensation market, conspired to fix servicing carrier fees at unreasonably high and noncompetitive levels in violation of the South Carolina Uniform
Trade Practices Act, allegedly causing inflated deficits in the involuntary market and an excessive expansion of the residual market. The Attorney General alleges that the conspiracy occurred for an unspecified period of time prior to January
1994. The Attorney General has indicated that he intends to pursue recovery on behalf of all South Carolina employers who have suffered an ascertainable loss as a result of such alleged conduct, civil penalties of $5,000 for each willful violation, and temporary and permanent injunctive relief. USF&G believes that it has meritorious defenses and has determined to defend the action vigorously.

13.4.  Alabama workers' compensation litigation
On September 14, 1994, three Alabama employers filed a class action captioned Four Way Plant Farm, Inc., et al., v. National Council on Compensation Insurance, et al., in the Circuit Court of Bullock
County, Alabama on behalf of all Alabama employers that have allegedly been damaged as a result of an alleged conspiracy by the NCCI, the National Workers' Compensation Reinsurance Pool,
USF&G and numerous other insurance companies which served as servicing carriers for the Alabama involuntary workers' compensation market, to fix servicing carrier fees at unreasonably high and noncompetitive levels in violation of Alabama law. The plaintiffs allege that the conspiracy occurred during the period January 1, 1985 to January 1, 1994, and caused inflated deficits in the involuntary market and an alleged excessive expansion of the workers' compensation residual market. The plaintiffs seek unspecified damages on behalf of each member of the proposed class action. USF&G believes that it has meritorious defenses and has determined to defend the action vigorously.

Note 14 Information on Business Segments
USF&G's principal business segments are property/casualty insurance and life insurance.

14.1. Operations
The insurance business is geographically diversified throughout the United States and Canada. Reinsurance and noninsurance operations are located in the United States, Europe and various foreign countries. Foreign operations, in total, are not material. Summarized financial information for the business segments is as follows:

                                           Years Ended December 31
                                                       Income (Loss) from
                                                      Continuing Operations
                                       Revenues        Before Income Taxes
(in millions)                1994    1993    1992    1994**  1993    1992***
Property/Casualty Insurance:
 Commercial                $1,189  $1,223  $1,480   $(186)  $(223)  $(343)
 Personal                     575     681     785     (60)    (28)   (110)
 Reinsurance                  395     305     157      40      32      20
 Fidelity/surety              124     118     111       6      (8)      6
  Property/casualty
   categories               2,283   2,327   2,533    (200)   (227)   (427)
 Net investment
  income*                     423     433     475     423     433     475
 Net realized gains (losses)
  on investments*              (9)     31     199      (9)     31     199
 Other                          -       -       1      (1)    (24)    (51)
  Total property/casualty
   insurance                2,697   2,791   3,208     213     213     196
Life Insurance:
 Premium income               152     129     104
 Net investment income        317     321     349
 Realized gains (losses)
  on investments                -      20      (1)
 Other                          1       1       2
  Total life insurance        470     471     454      14      14      (5)
Noninsurance operations
  and eliminations             54     (13)     (2)   (276)   (128)   (156)
 Consolidated total        $3,221  $3,249  $3,660   $ (49)  $  99   $  35

*Net investment income and net realized gains (losses) on investments are not allocated to property/casualty categories. **Income (loss) from continuing operations before income taxes for 1994 includes facilities exit costs by segment as follows:
Property/casualty, $28 million; and Noninsurance operations, $(211) million. ***Income (loss) from continuing operations before income taxes for 1992 includes restructuring charges by segment as follows: Property/casualty, $46 million; Life, $3 million; and Noninsurance operations, $2 million.
14.2. Assets
The assets of the insurance operations are primarily investments. Foreign assets are not material. Assets of the business segments are as follows:

                                                   At December 31
(in millions)                                1994       1993       1992
Property/casualty insurance               $ 9,281    $ 9,565    $ 8,253
Life insurance                              4,575      4,848      4,856
Noninsurance operations and eliminations      (82)       (78)        25
 Consolidated total                       $13,774    $14,335    $13,134

Note 15 Interim Financial Data (Unaudited)
                                                          Quarter
(in millions except per share data)            First  Second   Third  Fourth
Summary Quarterly Results:*
 Revenues                               1994    $766    $791  $  811    $853
                                        1993     875     820     755     799
                                        1992     941     906   1,011     802

 Income from continuing operations      1994      23      73      74      62
  before cumulative effect of adopting  1993      23      25      20      59
  new accounting standards              1992       4       7      11      13

 Loss from discontinued operations      1994       -       -       -       -
                                        1993       -       -       -       -
                                        1992       -      (1)     (6)      -

 Income from cumulative effect of       1994       -       -       -       -
  adopting new accounting standards     1993      38       -       -       -
                                        1992       -       -       -       -

 Net income                             1994      23      73      74      62
                                        1993      61      25      20      59
                                        1992       4       6       5      13

Primary Earnings per Common Share:*
 Income (loss) from continuing          1994    $.13    $.72    $.72    $.57
 operations before cumulative effect    1993     .13     .15     .10     .55
 of adopting new accounting standards   1992    (.09)   (.06)   (.02)    .01

 Loss from discontinued operations      1994       -       -       -       -
                                        1993       -       -       -       -
                                        1992       -    (.01)   (.07)      -

 Income from cumulative effect of       1994       -       -       -       -
 adopting new accounting standards      1993     .45       -       -       -
                                        1992       -       -       -       -

 Net income (loss)                      1994     .13     .72     .72     .57
                                        1993     .58     .15     .10     .55
                                        1992    (.09)   (.07)   (.09)    .01

Fully Diluted Earnings per Common Share:*
 Income (loss) from continuing          1994    $.13    $.59    $.61    $.50
  operations before cumulative effect   1993     .17     .15     .10     .49
  of adopting new accounting standards  1992    (.09)   (.06)   (.02)    .01

 Loss from discontinued operations      1994       -       -       -       -
                                        1993       -       -       -       -
                                        1992       -    (.01)   (.07)      -

 Income from cumulative effect of       1994       -       -       -       -
  adopting new accounting standards     1993     .34       -       -       -
                                        1992       -       -       -       -

 Net income (loss)                      1994     .13     .59     .61     .50
                                        1993     .51     .15     .10     .49
                                        1992    (.09)   (.07)   (.09)    .01

*The fourth quarter 1994 results reflect $183 million in facilities exit costs as discussed in Note 6, and a $210 million tax benefit as discussed in Note 10. The first quarter 1993 results include a $38 million net benefit of adopting two new accounting standards. The third quarter 1992 results reflect $142 million in realized gains on investments, $80 million of catastrophe losses as a result of Hurricane
Andrew, and $51 million of restructuring charges. The sum of quarterly income (loss) per share amounts may not equal the full year's amount due to stock issuances during presented periods.


Report of Independent Auditors

Board of Directors
USF&G Corporation

We have audited the accompanying consolidated statement of financial position of USF&G Corporation as of December 31, 1994, 1993, and 1992, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of USF&G Corporation at December 31, 1994, 1993, and 1992 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

In 1993, as a result of adopting new accounting standards and as discussed in Notes 1, 2, 9, and 10 to the consolidated financial statements, the Corporation changed its methods of accounting for certain investments in debt and equity securities, postretirement benefits other than pensions, and income taxes.

 ERNST & YOUNG LLP

 Baltimore, Maryland
 February 24, 1995

USF&G Corporation
Directors and Committees of the Board

Directors
 H. Furlong Baldwin (63)
  Chairman of the Board and
  Chief Executive Officer
  Mercantile Bankshares Corporation
  1981*

 Michael J. Birck (57)
  President and Chief Executive Officer
  Tellabs, Inc.
  1993*

 Norman P. Blake, Jr. (53)
  Chairman of the Board, President, and
  Chief Executive Officer
  USF&G Corporation
  1990*

 George L. Bunting, Jr. (54)
  President and Chief Executive Officer
  Bunting Management Group
  1981*

 Robert E. Davis (63)
  Managing Director
  Axess Corporation
  1990*

 Dale F. Frey (62)
  Chairman of the Board and President
  General Electric Investment Corporation
  1991*

 Robert E. Gregory, Jr. (52)
  President and Chief Executive Officer
  London Fog Corporation
  1988*

 Robert J. Hurst (49)
  Partner Goldman, Sachs & Co.
  1988*

 Dr. Wilbur G. Lewellen (57)
  Herman C. Krannert
  Distinguished Professor of Management
  Graduate School of Management
  Purdue University
  1992*

 Henry A. Rosenberg, Jr. (65)
  Chairman of the Board and
  Chief Executive Officer
  Crown Central Petroleum Corporation
  1981*

 Larry P. Scriggins (58)
  Partner
  Piper & Marbury
  1981*

 Anne Marie Whittemore (48)
  Partner
  McGuire Woods Battle & Boothe
  1993*

Advisory Member of the Board
 Randolph Screen
  Chairman, National Agency Council
  Beall, Garner, Screen and Geare, Inc.
  1995*

* Date indicates year of original election

Committees of the Board
 Executive Committee
  Norman P. Blake, Jr. Chairman
  H. Furlong Baldwin
  George L. Bunting, Jr.
  Dale F. Frey
  Robert E. Gregory, Jr.
  Robert J. Hurst

 Finance Committee
  H. Furlong Baldwin Chairman
  Dale F. Frey
  Wilbur G. Lewellen
  Larry P. Scriggins
  Anne Marie Whittemore

 Audit Committee
  Robert E. Gregory, Jr. Chairman
  Michael J. Birck
  Robert E. Davis
  Dale F. Frey
  Henry A. Rosenberg, Jr.

 Compensation Committee
  George L. Bunting, Jr. Chairman
  Michael J. Birck
  Robert E. Davis
  Robert E. Gregory, Jr.
  Wilbur G. Lewellen
  Henry A. Rosenberg, Jr.

 Nominating Committee
  Robert J. Hurst Chairman
  H. Furlong Baldwin
  George L. Bunting, Jr.
  Robert E. Davis
  Larry P. Scriggins
  Anne Marie Whittemore

*Date indicates year of original election.


Officers

Executive Management Committee
 Norman P. Blake, Jr. (53) PHOTO
  Chairman, president, and chief executive officer since 1990
  Previously chairman and chief executive officer, Heller
  International; executive vice president-Financing Operations,
  General Electric Credit Corporation  B.S.; M.A.-Purdue University

 Glenn W. Anderson (42) PHOTO
  Executive vice president-Commercial Lines since 1994 Previously senior vice president-USF&G Commercial
  Lines; vice president-Commercial Lines, Fireman's Fund
  B.A.-Stanford University

 Gary C. Dunton (39) PHOTO
  Executive vice president-Field Operations since 1994 Previously executive vice president-USF&G Commercial
  Lines; vice president-Standard Commercial Accounts, Aetna Life & Casualty B.S.-Northeastern University; M.B.A.-Harvard University

 Dan L. Hale (50) PHOTO
  Executive vice president-chief financial officer since 1993 Previously executive vice president-USF&G
  Diversified Insurance and Investment Operations; president,
  Chase Manhattan Leasing Company B.A.-Yale University

 Kenneth E. Cihiy (48) PHOTO
  Senior vice president-Claim since 1993
  Previously resident vice president, Aetna Life & Casualty
  B.S.-Wilkes University

 Paul B. Ingrey (55) PHOTO
  President-F&G Re, Inc. since 1983 Previously senior vice president and director, Prudential Reinsurance
  Company B.A.-Colgate University; M.B.A.-College of Insurance

 Robert J. Lamendola (50) PHOTO
  Senior vice president-Fidelity/Surety
  since 1992 Previously managing director, Marsh & McLennan, Inc. B.A.-State University College at Buffalo, New York

 James R. Lewis (46) PHOTO
  Senior vice president-Personal Lines since
  1994 Previously Northeast Region vice president-USF&G Field
  Operations; senior vice president and general manager, CIGNA
  B.A.-Berea College

 Thomas K. Lewis (42) PHOTO
  Senior vice president-chief information
  officer since 1993 Previously vice president-general manager for Europe, Middle East, and Africa, Seer Technologies, Inc. B.S.; M.S.- University of New Haven

 John A. MacColl (46) PHOTO
  Senior vice president-general counsel since
  1989 and senior vice president-Human Resources since 1994
  Previously partner, Piper & Marbury B.A.-Princeton University; LL.B.- Georgetown University

 Andrew A. Stern (37) PHOTO
  Senior vice president-Strategic Planning/Corporate Marketing since 1993 Previously partner and vice president, Booz Allen & Hamilton, Inc. B.S.S.C.- Massachusetts Institute of Technology;
  M.B.A.-University of Chicago

 Harry N. Stout (42) PHOTO
  President-F&G Life since 1994 Previously senior vice president-Business and Product Development-F&G Life; senior vice president-United Pacific Life Insurance Company
  B.S.-Drexel University

 John C. Sweeney (50) PHOTO
  Chairman-Falcon Asset Management since 1994 and senior vice president-chief investment officer-USF&G since
  1992 Previously principal and practice director, Tillinghast/
  Towers Perrin B.S.-St. Joseph's University; M.S.-The College of
  William and Mary

Officers

USF&G Insurance
 President
  Norman P. Blake, Jr.

Claim
 Senior Vice President
  Kenneth E. Cihiy
  Vice President
  G. Jay Erbe, Jr.
  Robert S. Kines
  Thomas W. Salinsky
  Charles M. Stapleton
  Thomas M. Trezise

Commercial Lines
 Executive Vice President
  Glenn W. Anderson
 Senior Vice President
  Frank Kotarba
  Stephen W. Lilienthal
  Robert W. Mueller
 Vice President
  Robert A. Bernatchez
  Alan K. Crater
  Jeff J. Gans
  Ronald L. Goldberg
  David P. Kaiser
  Steven A. LaShier
  Paul C. Martin
  Kevin M. Nish
  Kenneth R. Solomon

Fidelity/Surety
 Senior Vice President
  Robert J. Lamendola
 Vice President
  Frederick J. Gurba
  Michael P. Hammond
  John A. Huss
  David L. Hussey
  David G. Olson
  Brent E. Snelgrove
  Scott A. Williams
  Gary A. Wilson

Field Operations
 Executive Vice President
  Gary C. Dunton
 Regional Vice President
  Paul H. Beil
  Anthony D. Everett
  Kenneth F. May
  Kim B. Rich
 Vice President
  Peter T. Bothwell
  Marilyn G. Norman

Finance
 Executive Vice President
 Chief Financial Officer
  Dan L. Hale
 Vice President
  Francis X. Bossle
  Thomas A. Bradley
  Richard P. Campagna
  Duane M. Danielsen
  Diane Olmstead
  Gary R. Preysner
  Jon B. Savage
  Patricia J. Scarff
  Richard H. Snader
  James E. Stangroom
  Charles R. Werhane
  Joseph A. Wesolowski

Human Resources
 Senior Vice President
  John A. MacColl
 Vice President
  Jerome Adams
  Edward W. Gold
  Charles Conley

Information Services
 Senior Vice President
 Chief Information Officer
  Thomas K. Lewis, Jr.

 Vice President
  James Hughes
  James C.R. Graham
  Gregory J. Richardson

Legal
 Senior Vice President/ General Counsel
  John A. MacColl
 Vice President/Deputy General Counsel
  J. Kendall Huber
 Vice President
  John A. Andryszak
  John D. Corse
  Vance C. Gudmundsen
  John M. Lummis
  Rosemary Quinn

Personal Lines
 Senior Vice President
  James R. Lewis
 Vice President
  Eileen O'Shea Auen
  Earnest E. Hines
  Roy G. Shrum

Strategic Planning/Corporate Marketing
 Senior Vice President
  Andrew A. Stern
 Vice President
  Kerrie Burch-DeLuca
  W. Glenn Kenney
  John M. Lummis

Subsidiary Companies
Falcon Asset Management
 Chairman
  John C. Sweeney
 President
  Geoffrey C. Getman

 Executive Vice President
  Salvatore Correnti
 Senior Vice President
  Amy P. Williams

F&G Life
 President
  Harry N. Stout
 Senior Vice President
  Gene F. Gaines
 Vice President
  Gary L. Burke
  Michel G. Perreault
  Bruce H. Saul

F&G Re
 President
  Paul B. Ingrey
 Executive Vice President
  John R. Berger
 Senior Vice President
  Dwight R. Evans
  Roland W. Jackson
  Timothy J. Olson
  Wayne C. Paglieri
  David S. Skurnick
  Alan M. Willemsen
 Vice President
  Thomas L. Angle
  Paul J. Brauner
  Peter A. Dodge
  Donald C. Kelly
  Edward F. Konikowski
  Douglas B. Morrison
  Michael J. O'Brien, Jr.
  Charles B. Penruddocke
  John F. Rathgeber
  John H. Reimer
  Rolf Schmidt
  Jeffrey O. Smith
  Arthur S. Underwood
 Vice President/Counsel
  Andrew Nosal


Regional and Branch Offices

Regional Offices
Northeast Region
 Paul H. Beil
 Northeast Building
 5801 Smith Avenue
 Baltimore, MD 21209
 (410) 578-2302

Southeast Region
 Kenneth F. May
 9000 Central Park West
 Suite 700
 Atlanta, GA 30328
 (404) 390-5500

Mississippi Region
 Anthony D. Everett
 USF&G Building
 143 LeFleur's Square
 Jackson, MS 39211
 (601) 982-5555

West Region
 Kim B. Rich
 1700 Lincoln Street
 Suite 1750
 Denver, CO 80203
 (303) 832-8680

Branch Offices
California
 Brian F. Quinn
 2290 North First Street
 Suite 100
 San Jose, CA 95131
 (408) 435-0650

Colorado
 Anita Devan
 370 Seventeenth Street
 Suite 2800
 Denver, CO 80202
 (303) 893-1166

Connecticut
 Terence J. Welsh
 175 Capital Boulevard
 Rocky Hill, CT 06067
 (203) 563-8011

Florida
 M. Lee Patkus
 600 N. Westshore Boulevard
 Suite 400
 Tampa, FL 33609
 (813) 289-4589

Georgia
 Robert R. Southard
 9000 Central Park West
 Suite 600
 Atlanta, GA 30328
 (404) 390-5500

Illinois
 Hernando Madronero
 Corporetum Office Campus
 850 Warrenville Road
 2nd Floor
 Lisle, IL 60532
 (708) 968-4500

Indiana
 Terry A. Toohey
 135 N. Pennsylvania Street
 Suite 1000
 Indianapolis, IN 46204
 (317) 267-2700

Iowa
 Charles D. Wright
 4200 Corporate Drive
 West Des Moines, IA 50266
 (515) 223-5700

Kentucky
 R. Paul Feemster
 USF&G Building
 9911 Shelbyville Road
 Suite 200
 Louisville, KY 40223
 (502) 429-7000

Maryland
 Marita Zuraitis
 Northeast Building
 5801 Smith Avenue
 Baltimore, MD 21209
 (410) 578-2000

Michigan
 Derrick D. Iseler
 1900 West Big Beaver Road
 Troy, MI 48084
 (810) 643-6433

Mississippi
 Anthony D. Everett
 USF&G Building
 143 LeFleur's Square
 Jackson, MS 39211
 (601) 982-5555

Missouri
 Charles E. Foura
 7500 College Boulevard
 Suite 300
 Overland Park, KS 66210
 (913) 661-9700

 L. Bud Roberts
 910 North Eleventh Street
 St. Louis, MO 63101
 (314) 241-9190

Montana
 Glen E. Dye
 1625 Eleventh Avenue
 Helena, MT 59601
 (406) 442-2270

New York
 William R. Cossari
 2500 Westchester Avenue
 Purchase, NY 10577
 (914) 251-2300

 John J. Murphy, Jr.
 5786 Widewaters Parkway
 DeWitt, NY 13214
 (315) 449-5100

North Carolina
 Louis R. Snage, Jr.
 7415 Pineville-Matthews Road
 Suite 300
 Charlotte, NC 28226-3267
 (704) 544-0400

Ohio
 Joseph J. Brossard
 4936 Blazer Parkway
 P.O. Box 7188
 Dublin, OH 43017-0788
 (614) 793-1500

Oklahoma
 Larry W. Fitch
 3500 Northwest 56th Street
 Oklahoma City, OK 73112
 (405) 946-6440

Oregon
 Thomas G. Iverson
 Five Centerpointe Drive
 3rd Floor
 Lake Oswego, OR 97035
 (503) 684-0880

Pennsylvania
 John A. Umberger
 930 Harvest Drive
 Suite 400
 P.O. Box 3007
 Blue Bell, PA 19422
 (215) 540-2700

 Leonard H. Allen
 3211 North Front Street
 Harrisburg, PA 17110
 (717) 234-7941

 Richard W. Ramell
 One Mellon Bank Center
 500 Grant Street
 Pittsburgh, PA 15219
 (412) 261-2550

Tennessee
 Stephen A. Nafe
 100 Westwood Place
 Suite 200
 Brentwood, TN 37027
 (615) 370-8400

Utah
 Melvin R. Workman
 1100 East 6600 South
 Salt Lake City, UT  84121
 (801) 269-5656

Virginia
 John H. Jennings, Jr.
 2819 Parham Road
 Richmond, VA 23294
 (804) 747-0300

Washington
 Janet D. Frank
 Suite 300-North Tower
 100 West Harrison Plaza
 Seattle, WA 98119
 (206) 285-3636

West Virginia
 Charles W. Kincaid, Jr.
 1409 Greenbrier Street
 Charleston, WV 25311
 (304) 344-1692

Wisconsin
 Robert D. Prunty
 2525 North Mayfair Road
 Milwaukee, WI 53226
 (414) 476-3600

Underwriting Offices
Alabama
 1200 Corporate Drive
 Suite 300
 Birmingham, AL 35242
 (205) 995-9606

Arizona
 2228 West Northern Avenue
 Suite B 110
 Phoenix, AZ 85021
 (602) 864-2550

Arkansas
 1 Shakleford Drive
 Little Rock, AR 72211
 (501) 224-5200

Illinois
 101 West Second Street
 Dixon, IL 61021
 (815) 284-5500

Louisiana
 2450 Severn Avenue
 Suite 302
 Metarie, LA 70001
 (504) 837-9970

Massachusetts
 300 Crown Colony Drive
 Quincy, MA 02169
 (617) 786-0087

Minnesota
 7300 Metro Boulevard
 Suite 645
 Edina, MN 55439
 (612) 831-6504

Mississippi
 2680 North Hill Street
 Meridian, MS 39303
 (601) 693-1731

North Carolina
 3117 Poplarwood Court
 Suite 300
 Raleigh, NC 27604
 (919) 872-1313

Texas
 4099 McEwen
 Suite 250
 Dallas, TX 75244
 (214) 386-4542

USF&G Corporation
Shareholders' Information

Corporate Headquarters/Home Office
100 Light Street
Baltimore, Maryland  21202
(410) 547-3000

Annual Meeting
The Annual Meeting of Shareholders will be held
Wednesday,  May 17, 1995, at 9:00 a.m. at the Sheraton Inner
Harbor Hotel, 300 South Charles Street, Baltimore, Maryland.

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

Preferred Stock: USF&G Corporation's $4.10 Series A Convertible Exchangeable Preferred Stock (ticker: FGpA) is listed on the New
York Stock Exchange. The preferred stock appears in the NYSE
Composite Listing as USFGpf, and is also listed on the Pacific
Stock Exchange.

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
Attention:  Shareholders' Relations Department 1-800-446-2617

Stock and Dividend Information
The following tabulation
presents 1994 and 1993 data on the sale prices of USF&G Corporation's common stock on the New York Stock Exchange Composite Listing by quarter, and the dividends paid per share of common stock. At February 24, 1995, there were 33,689 shareholders of record and the closing price was $14 7/8.

        Sale Price
                                       High         Low      Dividends Paid
1994
First quarter                       $16 1/8   $      13                $.05
Second quarter                           14    11 11/16                 .05
Third quarter                            14      12 1/8                 .05
Fourth quarter                       14 5/8      12 5/8                 .05
1993
First quarter                       $17 5/8   $  11 1/8                $.05
Second quarter                       19 5/8      15 3/4                 .05
Third quarter                        19 5/8      13 7/8                 .05
Fourth quarter                       15 1/4      12 3/8                 .05

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

For Additional Information
Any investors and analysts requesting
additional information regarding USF&G Corporation may dial our new toll-free number, 1-800-335-USFG (8734) or call directly:

Jennifer Macke
Investor Relations Department
(410) 547-3939

Independent Auditors
Ernst & Young LLP
One North Charles Street
Baltimore, Maryland  21201

APPENDIX TO ELECTRONIC FORMAT DOCUMENT
(*List of graphic and image material in 1994 Annual Report)

*Inside of Front Cover

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

 (caption) "In 1994, the initial year of our 'build with vision' phase of development, we further strengthened our balance sheet, refined corporate and business segment strategies, and implemented a broad array of new product, market, and technology development initiatives." --Norm Blake

*Page 1

GRAPH Strong Earnings Growth and Improved Returns
(in millions except return on equity)
           Net Income       Operating Income    Net Income ROE
1990         $(569)              $ (49)             (31.8)%
1991          (176)               (122)             (13.6)
1992            28                 (61)               2.1
1993           165                  96               12.3
1994           232                 130               17.3

(footnote)  Operating income(loss) is defined as income from continuing operations before realized gains, facilities exit costs, certain income tax adjustments, and cumulative effect of accounting changes. The information presented in this manner is not intended to conform with GAAP.

GRAPH Continued Improvement in Property/Casualty
(in percent)
           USF&G          Industry        USF&G        Industry
           Combined       Combined        Loss         Loss
           Ratio #        Ratio #         Ratio        Ratio
1990       115.3           109.6           81.9         82.3
1991       117.7           108.8           84.1         81.1
1992       117.2           115.7           82.0         88.1
1993       109.4           107.3           75.4         79.8
1994       108.4           109.4           73.1         82.3

(footnote) #Includes Policyholders' Dividends, 1994 industry ratios are estimates.

*Page 2 PHOTO described in respective page of Annual Report

*Page 4 PHOTO described in respective page of Annual Report

*Page 5 PHOTO described in respective page of Annual Report

*Page 6 PHOTO described in respective page of Annual Report

*Page 7 PHOTO described in respective page of Annual Report

*Page 8 PHOTO described in respective page of Annual Report

*Page 9
GRAPH Property/Casualty Insurance (pie chart)
      % of P/C Premiums Written

Commercial Lines              52%
Personal Lines                24
Fidelity/Surety                6
F&G Re                        18

GRAPH Life Insurance (pie chart)
      % of Life Sales

Structured Settlements        31%
Tax-sheltered annuities       22
Single-premium deferred
   annuities                  29
Other annuities               14
Term and universal life        4

*Page 62 PHOTOS(13) described in respective page of Annual Report