Form 10-K/A, Exhibit 13
period 1994-12-31
USF&G CORP
filed 1995-11-14
CIK 354396

USF&G Corporation
          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

This section provides management's assessment of financial results and material changes in financial position for USF&G Corporation and its two primary subsidiaries, United States Fidelity and Guaranty Company ("USF&G Company") and Fidelity and Guaranty Life Insurance Company ("F&G Life"), (collectively, "USF&G" or "the Corporation") and discusses the results of operations for the year ended December 31, 1994. The analysis focuses on the performance of USF&G's business segments and its investment portfolio. Amounts have not been restated for the mergers with Discover Re Managers, Inc. ("Discover Re"), and Victoria Financial Corporation ("Victoria"). The mergers are accounted for as poolings-of-interests; therefore, the consolidated financial statements and notes thereto have been restated. A reconciliation of the previously separate enterprises to the restated financial statements is included as Note 1.11 to the consolidated financial statements. Separate discussions regarding Discover Re and Victoria are included at Section 2a and Section 2b of this Analysis, respectively. (Note: A glossary of certain terms used in this discussion can be found at the end of this section. The terms are italicized the first time they appear in the text.)

Index

1.   Consolidated Results                       12
2.   Property/Casualty Insurance Operations     13
2a.  Discover Re                                21
2b.  Victoria                                   22
3.   Life Insurance Operations                  22
4.   Parent and Noninsurance Operations         24
5.   Investments                                24
6.   Financial Condition                        29
7.   Liquidity                                  30
8.   Regulation                                 31
9.   Income Taxes                               33
10.  Glossary of Terms                          35

1. Consolidated Results
1.1. Summary of net income
The table below shows the major components of net income.

(in millions)                              1994    1993    1992
Income (loss) from continuing
 operations before realized gains,
 facilities exit costs, income taxes
 and cumulative effect of adopting
 new accounting standards                 $ 129   $   3   $(113)
Net realized gains on investments             5       6     148
Facilities exit costs                      (183)      -       -
Loss from discontinued operations             -       -      (7)
Income tax benefit                          281      28       -
Income (loss) from cumulative effect of
 adopting new accounting standards:
  Income taxes                                -      90       -
  Postretirement benefits                     -     (52)      -
 Net income                               $ 232   $ 165   $  28

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

2. Property/Casualty Insurance Operations
Property/casualty insurance operations, the principal business segment, accounted for 84 percent of USF&G's revenues in 1994, compared with 85 percent and 88 percent in 1993 and 1992, respectively, and 67 percent of its assets at December 31, 1994 and 1993, compared with 63 percent at December 31, 1992. Financial results for this segment are as follows:

(in millions)                          1994     1993     1992
Premiums earned*                    $ 2,283  $ 2,327  $ 2,533
Losses and loss expenses             (1,691)  (1,758)  (2,088)
Underwriting expenses                  (792)    (796)    (872)
Net underwriting losses                (200)    (227)    (427)
Net investment income                   423      433      475
Restructuring charges                     -        -      (46)
Other revenues and (expenses), net      (29)     (24)      (5)
Income (loss) from continuing
 operations before realized gains,
 facilities exit costs, income taxes
 and cumulative effect of adopting
 new accounting standards           $   194  $   182  $    (3)
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
                              Premiums         Premiums         Premiums
(in millions)              Earned  Written  Earned  Written  Earned  Written
Branch Office
 Voluntary Production:
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

In January 1995, USF&G entered into a definitive agreement to purchase all of the outstanding equity of Discover Re Managers, Inc. The transaction closed in the second quarter of 1995. See Section 2a of this Analysis.

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

In December 1994, USF&G entered into a definitive agreement to purchase all of the outstanding stock of Victoria Financial Corporation. The transaction closed in the second quarter of 1995. See Section 2b of this Analysis.

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

The increase in environmental incurred losses is primarily due to an increased allocation of bulk reserves from other lines of business based on enhancements in the actuarial database with respect to such claims. This reallocation did not effect management's assessment of the overall adequacy of the reserve position. Management believes that USF&G's reserve position is adequate relative to its exposure to environmental and asbestos matters, and compares favorably to other large property/casualty insurers. USF&G's customer base generally does not include large manufacturing companies, which tend to incur most of the known environmental and asbestos exposures. Many of USF&G's environmental claims relate to small industrial or transportation accidents which individually are unlikely to involve material exposures. In addition, USF&G has traditionally been a primary coverage carrier, having written relatively little high-level excess coverage; therefore, liability exposures are generally restricted to primary coverage limits. USF&G's net paid losses and loss expenses for environmental and asbestos claims have averaged approximately $35 million per year over the last five years, or less than two percent of the estimated industry level as of December 31, 1994, while USF&G's related reserves at the end of 1994 are three percent of the estimated industry total. In a study published in 1994, A.M. Best Company, Inc., an insurance industry rating agency, measured the environmental and asbestos reserves held by property/casualty insurers in terms of the number of years the reserves could fund the average rate of payments, described as the "survival ratio." USF&G's survival ratio of approximately 13 years for environmental and asbestos losses is almost double A.M. Best's estimated 1994 industry average.

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

2.6. Capacity
A key measure of both strength and growth capacity for property/casualty insurers is the ratio of premiums written to statutory policyholders' surplus. At the end of 1994 and 1993, USF&G's premium-to-surplus ratio was 1.4:1, compared with 1.5:1 at the end of 1992. The industry average is approximately 1.3:1. Insurance regulators generally accept a ceiling for this ratio of 3.0:1; therefore, at its current ratio, USF&G has the capacity to grow by writing new business.

2a. Discover Re
On April 13, 1995, USF&G consummated its merger with Discover Re. In the transaction, which is accounted for as a pooling-of-interests, USF&G exchanged
5.4 million shares of common stock, worth approximately $78.5 million, for all of the outstanding equity of Discover Re. Discover Re provides insurance, reinsurance and related services to the alternative risk transfer ("ART") market, primarily in the municipalities, transportation, education and retail sectors. Through the ART market, a company can self-insure the predictable, frequency portion of its own losses. The insurance premiums which were previously paid to traditional insurance companies in order to transfer risk are instead used to self-insure those relatively predictable losses and to purchase insurance for the less frequent, high severity losses that could have a major financial impact on a company. Although ART mechanisms reduce the amount of premium to the traditional market, they do not reduce the need for comprehensive risk management services, including policy and claims management and processing, underwriting, actuarial, investment and other administrative management. Also, in some cases, ART clients still require third party insurance policies. The ART market represents approximately 30 percent of the commercial insurance market. This merger facilitates USF&G's access to the ART market and, management believes, provides increased growth potential by augmenting certain of the existing core commercial lines insurance operations.

The following table shows the components of underwriting results for Discover
Re:

(in millions)                              1994      1993      1992
Premiums written                           $ 27      $ 20      $ 12

Premiums earned                            $ 22      $ 16      $  8
Losses                                      (17)      (13)       (6)
Expenses                                     (5)       (4)       (2)
 Net underwriting losses                   $  -      $ (1)     $  -

GAAP and statutory underwriting ratios are as follows:

                                           1994      1993      1992
GAAP Underwriting Ratios:
 Loss ratio                                76.2      76.2      80.0
 Expense ratio                             23.8      26.7      30.3
 Combined ratio                           100.0     102.9     110.3
Statutory Underwriting Ratios:
 Loss ratio                                76.2      76.2      80.0
 Expense ratio                             22.6      23.9      28.4
 Combined ratio                            98.8     100.1     108.4

2b. Victoria
On May 22, 1995, USF&G consummated its merger with Victoria. In the transaction, which is accounted for as a pooling-of-interests, USF&G exchanged
3.8 million shares of common stock, worth approximately $59.1 million, for all of the outstanding equity of Victoria. Victoria is an insurance holding company which specializes in nonstandard personal lines auto coverage. Nonstandard automobile insurance companies provide automobile insurance to individuals who are unable to obtain preferred or standard insurance coverage due to their inability to meet certain standard underwriting criteria, based on factors such as age, type of automobile, residence location and driving record. Management believes that this merger will allow USF&G to enhance premium retention and grow the personal lines business through an expanded product portfolio.

The following table shows the components of underwriting results for Victoria:

(in millions)                              1994      1993      1992
Premiums written                           $ 50      $ 53      $ 43

Premiums earned                            $ 51      $ 49      $ 38
Losses                                      (36)      (34)      (26)
Expenses                                    (17)      (16)      (13)
 Net underwriting losses                   $ (2)     $ (1)     $ (1)

GAAP and statutory underwriting ratios are as follows:

                                           1994      1993      1992
GAAP Underwriting Ratios:
 Loss ratio                                69.1      70.1      69.1
 Expense ratio                             31.2      28.5      30.1
 Combined ratio                           100.3      98.6      99.2
Statutory Underwriting Ratios:
 Loss ratio                                69.1      70.1      69.1
 Expense ratio                             32.2      28.2      30.3
 Combined ratio                           101.3      98.3      99.4


3. Life Insurance Operations
Life insurance operations (F&G Life) represent 15 percent of USF&G's total revenues in 1994, compared with 14 percent and 13 percent in 1993 and 1992, respectively. F&G Life also represents 33 percent of the assets at December 31, 1994, compared with 34 percent and 37 percent at December 31, 1993 and 1992, respectively.

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

                                        At December 31
                                             1992
                                                            Net
                                Amortized   Market   Unrealized
(in millions)                        Cost    Value         Gain
Fixed Maturities:
 Held to maturity                  $7,218   $7,290          $72
 Available for sale                 1,987    2,029           42
  Total                            $9,205   $9,319         $114

                                              At December 31
(dollars in millions)                1994   %     1993   %     1992   %
Corporate investment-grade bonds   $5,017  57   $4,866  52   $3,103  34
Mortgage-backed securities          1,915  22    2,403  26    3,824  42
Asset-backed securities               931  10    1,149  12      995  11
U.S. Government bonds                 277   3      308   3      554   6
High-yield bonds*                     616   7      562   6      522   5
Tax-exempt bonds                       47   1       48   1       71   1
Other                                   7   -        6   -      136   1
 Total fixed maturities at
  amortized cost                    8,810 100    9,342 100    9,205 100
Total market value of
 fixed maturities                   8,256        9,699        9,319
Net unrealized gains (losses)      $ (554)      $  357       $  114
Percent market-to-amortized cost           94          104          101
*See Glossary of Terms

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

The book value of the components of nonperforming real estate are as follows:

                                               At December 31
(dollars in millions)                     1994      1993      1992
Restructured loans and investments*      $   -     $   4     $   4
Real estate held as in-substance
 foreclosure*                                -        14        15
Real estate acquired through foreclosure
 or deed-in-lieu of foreclosure*           117       121       190
Land investments*                           56        57        71
Nonperforming equity investments*           35        53        66
 Total nonperforming real estate         $ 208     $ 249     $ 346
Real estate reserves                     $ (98)    $(108)    $(108)
Reserves/nonperforming real estate          47%       43%       31%
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

In December 1994, USF&G entered into a definitive agreement to purchase all of the outstanding stock of Victoria Financial Corporation for approximately 4.1 million shares or $55.3 million of USF&G's common stock, depending on the average market price of USF&G common stock over a specified period preceding the closing of the transaction. Victoria is an insurance holding company which specializes in nonstandard auto coverage. Additionally, in January 1995, USF&G entered into a definitive agreement to purchase all of the outstanding equity of Discover Re Managers, Inc., for approximately 5.4 million shares or $78.5 million of USF&G's common stock. Discover Re provides insurance, reinsurance and related services to the alternative risk transfer market. Both transactions are expected to close in the second quarter of 1995.

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

8.5. Guaranty funds
Insurance guaranty fund laws have been adopted in most states to protect policyholders in case of an insurer's insolvency. Insurers doing business in those states can be assessed for certain obligations of insolvent companies to policyholders and claimants. These assessments, under certain circumstances can be credited against future premium taxes. Net of such tax credits, USF&G incurred $9 million of guaranty fund expense in 1994 and $15 million and $13 million in 1993 and 1992, respectively.

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

Future levels of net income and taxable income from the core insurance operations are dependent on several factors, including general economic and specific insurance industry conditions, competitive pressures, catastrophe losses, adverse involuntary loss experience, etc. Because of these risk factors, as well as other factors beyond the control of management, no assurance can be given that sufficient taxable income will be generated to utilize the NOLs or otherwise realize the deferred tax assets. However, management has considered these factors in reaching its conclusion that it is more likely than not that there will be sufficient future taxable income to result in the realization of the recorded $416 million deferred tax asset. This realization is dependent, in whole or in part, on USF&G's ability to generate future taxable income from ordinary and recurring operations. Based on USF&G's evaluations, approximately $1.2 billion of future taxable income would need to be generated to realize the $416 million deferred tax asset. If 1994 pretax net income before realized gains and facilities exit costs of $129 million is assumed to be an average taxable income for future years, then USF&G will be able to realize enough income within nine years to fully recognize the net deferred tax asset. This is well within the tax carry-forward period. Further, management's three to five year forecast, which reflects management's expectations as to earnings growth, indicates sufficient future taxable income to, more likely than not, realize the recorded asset.

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