Form 10-K/A, Exhibit 13
period 1994-12-31
USF&G CORP
filed 1995-11-14
CIK 354396

                                    USF&G Corporation
                      Eleven-Year Summary of Selected Financial Data

                                                           Years Ended December 31
(dollars in millions
except per share data)                           1994*        1993*        1992*        1991*
Consolidated Results
 Premiums earned                            $   2,508      $ 2,521      $ 2,683      $ 3,213
 Revenues                                       3,310        3,323        3,712        4,202
 Income (loss) from continuing
  operations before cumulative effect
  of adopting new accounting standards            237          130           36         (145)
 Income (loss) from discontinued operations         -            -           (7)         (32)
 Cumulative effect of adopting new
  accounting standards                              -           38            -            -
 Net income (loss)                                237          168           29         (177)
Per Share Results
 Income (loss) from continuing
  operations before cumulative effect
  of adopting new accounting standards      $    2.00      $   .90      $  (.14)     $ (2.06)
 Income (loss) from discontinued operations         -            -         (.08)        (.36)
 Cumulative effect of adopting new
  accounting standards                              -          .42            -            -
 Net income (loss)                               2.00         1.32         (.22)       (2.42)
 Book value                                      9.96        11.33         8.66         9.30
Investment Results
 Net investment income                      $     749      $   753      $   820      $   880
 Realized gains (losses)                            5            6          148           38
 Change in unrealized gains (losses)             (338)         220          (18)          37
Financial Position
 Assets                                     $  13,980      $14,481      $13,242      $14,555
 Investments                                   10,561       11,474       11,417       12,216
 Corporate debt                                   586          574          574          617
 Real estate and other debt                        42           53           54           73
 Shareholders' equity                           1,441        1,556        1,300        1,346
Common Stock
 Market high                                $  16 1/8      $19 5/8      $    15      $12 1/2
 Market low                                  11 11/16       11 1/8        7 1/8        5 5/8
 Market close                                  13 5/8       14 3/4       12 3/8        7 1/4
 Cash dividends declared                          .20          .20          .20          .20
 Common shares outstanding                104,810,794   91,418,372   89,985,083   88,566,897
Property/Casualty Insurance
 Premiums earned                            $   2,356      $ 2,392      $ 2,579      $ 3,044
 Net income (loss)                                498          285          194          (41)
 Statutory premiums written                     2,389        2,502        2,475        3,064
 Statutory loss ratio                            73.1         75.3         81.8         84.0
 Statutory expense ratio                         34.8         33.5         34.8         33.1
 Statutory combined ratio                       107.9        108.8        116.6        117.1
Life Insurance
 Sales                                      $     286      $   205      $   155      $   280
 Premium income                                   152          129          104          169
 Net income (loss)                                 12           10           (5)          31
Noninsurance Operations
 Revenues                                   $      90      $     5      $    17      $    38
 Net loss                                        (273)        (126)        (160)        (167)

* Amounts have been restated to reflect mergers with Discover Re Managers, Inc., and Victoria
  Financial Corporation.


      1990*        1989*        1988*        1987*        1986*        1985*        1984*

   $ 3,535      $ 3,713      $ 3,801      $ 3,888      $ 3,622      $ 3,031      $ 2,275
     4,191        4,653        4,559        4,500        4,314        3,589        2,630


      (433)         148          251          263          276         (109)         (64)
      (136)         (31)         (20)           2           (2)           1            -

         -            -            -            -            -            -            -
      (569)         119          247          279          295         (108)         (64)



   $ (5.10)     $  1.52      $  2.87      $  3.36      $  4.04      $ (1.79)     $ (1.16)
     (1.55)        (.35)        (.24)         .03         (.03)         .02            -

         -            -            -            -            -            -            -
     (6.65)        1.18         2.82         3.57         4.32        (1.77)       (1.16)
     11.65        20.61        22.29        19.29        19.90        18.62        18.74

   $   930      $   912      $   796      $   699      $   619      $   392      $   369
      (354)         (36)         (92)        (133)          53          150          (23)
       (30)          32          185         (282)        (105)         118          (10)

   $13,951      $13,576      $12,342      $10,171      $ 8,943      $ 7,676      $ 6,105
    11,259       10,911        9,787        7,901        6,831        5,692        4,146
       659          543          448          407          348          197          146
       129           92           44           24            5            3            4
     1,227        2,011        2,058        1,727        1,579        1,217        1,048

   $30 3/8      $    34      $34 3/8      $48 3/4      $46 3/4      $41 1/2      $30 7/8
         7       28 1/4       28 1/2       26 1/4       36 1/4       25 5/8       17 5/8
     7 1/2           29       28 1/2       28 3/8       39 3/4           39       27 1/2
      2.44         2.80         2.64         2.48         2.32         2.20         2.08
88,157,862   87,864,146   83,320,477   79,193,184   69,319,067   65,371,755   55,923,452

   $ 3,349      $ 3,548      $ 3,623      $ 3,754      $ 3,542      $ 2,964      $ 2,217
      (192)         200          318          331          309         (116)         (69)
     3,651        3,717        3,903        3,854        3,701        3,152        2,320
      81.8         76.4         73.0         73.2         79.1         90.7         90.5
      32.9         32.8         31.2         30.1         29.1         30.0         31.4
     114.7        109.2        104.2        103.3        108.2        120.7        121.9

   $ 1,054      $   960      $ 1,077      $   278      $    83      $   119      $    80
       186          165          178          133           79           67           58
       (16)          31           14           37           20           27           18

   $    22      $    84      $   114      $   112      $     8      $    41      $    33
      (361)        (112)         (85)         (88)         (86)         (23)         (13)


                               USF&G Corporation
                      Consolidated Statement of Operations

                                                         Years Ended December 31
(dollars in millions except per share data)         1994*          1993*         1992*
Revenues
 Premiums earned                                  $2,508         $2,521        $2,683
 Net investment income                               749            753           820
 Other                                                48             43            61
  Revenues before net realized gains               3,305          3,317         3,564
 Net realized gains on investments                     5              6           148
  Total revenues                                   3,310          3,323         3,712
Expenses
 Losses, loss expenses and policy benefits         2,132          2,200         2,497
Underwriting, acquisition and
  operating expenses                               1,001            979         1,087
 Interest expense                                     37             41            41
 Restructuring charges                                 -              -            51
 Facilities exit costs                               183              -             -
  Total expenses                                   3,353          3,220         3,676
Income (loss) from continuing operations
  before income taxes and cumulative effect
  of adopting new accounting standards               (43)           103            36
 Provision for income taxes (benefit)               (280)           (27)            -
Income from continuing operations before
  cumulative effect of adopting new
  accounting standards                               237            130            36
 Loss from discontinued operations                     -              -            (7)
Income (loss) from cumulative effect of
  adopting new accounting standards:
  Income taxes                                         -             90             -
  Postretirement benefits                              -            (52)            -
  Net income                                      $  237         $  168        $   29

 Preferred stock dividend requirements                46             48            48
Net income (loss) available to
   common stock                                   $  191         $  120        $  (19)

Primary Earnings Per Common Share
 Income (loss) from continuing operations
  before cumulative effect of adopting
  new accounting standards                        $ 2.00         $  .90        $ (.14)
 Loss from discontinued operations                     -              -          (.08)
 Income from cumulative effect of adopting
  new accounting standards                             -            .42             -
  Net income (loss)                               $ 2.00         $ 1.32        $ (.22)
Fully Diluted Earnings Per Common Share
 Income (loss) from continuing operations
  before cumulative effect of adopting
  new accounting standards                        $ 1.77         $  .96        $ (.14)
 Loss from discontinued operations                     -              -          (.08)
 Income from cumulative effect of
  adopting new accounting standards                    -            .32             -
  Net income (loss)                               $ 1.77         $ 1.28        $ (.22)
Weighted average common shares outstanding:
 Primary                                      95,796,671     90,566,398    89,235,158
 Fully diluted                               127,807,799    118,850,091    89,235,158

* Amounts have been restated to reflect mergers with Discover Re Managers, Inc., and Victoria
  Financial Corporation (See Note 1.11).
See Notes to Consolidated Financial Statements.



                               USF&G Corporation
                  Consolidated Statement of Financial Position

                                                                 At December 31
(dollars in millions except per share data)                1994*        1993*        1992*
Assets
 Investments:
  Fixed maturities:
   Held to maturity, at amortized cost (market,
    1994, $4,284; 1993, $4,807; 1992, $7,300)           $ 4,659      $ 4,672      $ 7,228
   Available for sale, at market** (cost, 1994,
    $4,265; 1993, $4,753; market, 1992, $2,076)           4,081        4,976        2,033
  Common stocks, at market (cost, 1994, $53;
   1993, $80; 1992, $163)                                    46           66          125
  Preferred stocks, at market (cost, 1994, $26;
   1993, $23; 1992, $24)                                     26           23           29
  Short-term investments                                    450          335          532
  Mortgage loans                                            349          302          186
  Real estate                                               662          685          818
  Other invested assets                                     288          415          466
   Total investments                                     10,561       11,474       11,417
 Cash                                                        69           18           26
 Accounts, notes and other receivables                      741          691          748
 Reinsurance receivables                                    554          573            -
 Servicing carrier receivables                              706          719            -
 Deferred policy acquisition costs                          504          444          472
 Other assets                                               845          562          579
  Total assets                                          $13,980      $14,481      $13,242
Liabilities
 Unpaid losses, loss expenses and policy benefits       $ 9,962      $10,343      $ 9,460
 Unearned premiums                                          968          950          797
 Corporate debt                                             586          574          574
 Real estate and other debt                                  42           53           54
 Other liabilities                                          981        1,005        1,057
  Total liabilities                                      12,539       12,925       11,942
Shareholders' Equity
 Preferred stock, par value $50.00 (12,000,000
  shares authorized; shares issued, 1994,
  6,627,896; 1993, 9,099,910; 1992, 9,100,000)              331          455          455
 Common stock, par value $2.50 (240,000,000 shares
  authorized; shares issued, 1994, 104,810,794;
  1993, 91,418,372; 1992, 89,985,083)                       262          228          225
 Paid-in capital                                          1,104          986          971
 Net unrealized gains (losses) on investments
  and foreign currency                                     (147)         191          (29)
 Minimum pension liability                                  (63)         (85)           -
 Retained earnings (deficit)                                (46)        (219)        (322)
  Total shareholders' equity                              1,441        1,556        1,300
   Total liabilities and shareholders' equity           $13,980      $14,481      $13,242

* Amounts have been restated to reflect mergers with Discover Re Managers, Inc., and Victoria
  Financial Corporation (See Note 1.11).
** 1992 amounts are at amortized cost (See Note 1.3).
See Notes to Consolidated Financial Statements.


                               USF&G Corporation
                      Consolidated Statement of Cash Flows

                                                              Years Ended December 31
(in millions)                                               1994*     1993*       1992*
Operating Activities
 Direct premiums collected                               $ 2,029     $ 2,117     $ 2,367
 Net investment income collected                             750         774         844
 Direct losses, loss expenses and
  policy benefits paid                                    (1,884)     (1,922)     (2,134)
 Net reinsurance activity                                     22        (113)       (112)
 Underwriting and operating expenses paid                   (789)       (774)       (842)
 Interest paid                                                31          41          42
 Income taxes paid                                           (12)         (5)        (10)
 Other items, net                                             (7)        (14)        (39)
  Net cash provided from continuing operations               140         104         116
 Net cash used in discontinued operations                      -           -          (2)
  Net cash provided from operating activities                140         104         114
Investing Activities
 Net sales and maturities of short-term investments         (115)        200          58
 Purchases of fixed maturities held to maturity             (400)     (1,912)     (6,945)
 Sales of fixed maturities held to maturity                   65         462       1,116
 Maturities/repayments of fixed maturities held
  to maturity                                                348         942         327
 Purchases of fixed maturities available for sale           (351)     (1,257)       (499)
 Sales of fixed maturities available for sale                345       1,270       4,812
 Repayments of fixed maturities available for sale           480         316         778
 Purchases of equities and other investments                (434)       (256)       (439)
 Sales, maturities and repayments of equities and
  other investments                                          482         399         842
 Sales of subsidiaries                                         -           -          17
 Purchases of property and equipment                         (33)        (29)        (12)
 Disposals of property and equipment                           4           4           7
 Net investing activities of discontinued operations           -           -           2
  Net cash provided from investing activities                391         139          64
Financing Activities
 Deposits for universal life and investment contracts        246         168         164
 Withdrawals of universal life and investment
  contracts                                                 (664)       (364)       (289)
 Net short-term borrowings (repayments)                     (167)         (3)          2
 Long-term borrowings                                        270           -           -
 Repayments of long-term borrowings                         (124)         (3)        (53)
 Issuances of common stock                                    38          17           3
 Redemptions of preferred stock                              (13)          -           -
 Cash dividends paid to shareholders                         (66)        (66)        (66)
  Net cash used in financing activities                     (480)       (251)       (239)
 Increase (decrease) in cash                                  51          (8)        (61)
 Cash at beginning of year                                    18          26          87
  Cash at end of year                                     $   69      $   18      $   26

* Amounts have been restated to reflect mergers with Discover Re Managers, Inc., and Victoria
  Financial Corporation (See Note 1.11).
See supplemental cash flow information at Note 1.12.
See Notes to Consolidated Financial Statements.


                               USF&G Corporation
                 Consolidated Statement of Shareholders' Equity

                                                                   Years Ended December 31
(dollars in millions except per share data)                       1994*     1993*      1992*
Preferred Stock
 Balance at beginning of year                                   $  455     $  455     $  455
 Par value of shares issued:
  Series C shares converted to common shares                      (111)         -          -
  Series C shares redeemed                                         (13)         -          -
   Balance at end of year                                          331        455        455
Common Stock
 Balance at beginning of year                                      228        225        221
 Par value of shares issued                                         11          3          4
 Par value of shares issued for conversion of Series C shares       23          -          -
  Balance at end of year                                           262        228        225
Paid-In Capital
 Balance at beginning of year                                      986        971        967
 Excess of proceeds over par value of shares issued                 32         15          4
 Excess of proceeds over par value of Series C shares converted     86          -          -
  Balance at end of year                                         1,104        986        971
Net Unrealized Gains (Losses) on Investments
 and Foreign Currency
 Balance at beginning of year                                      191        (29)       (11)
 Net change in unrealized gains (losses)                          (338)       220        (18)
  Balance at end of year                                          (147)       191        (29)
Minimum Pension Liability
 Balance at beginning of year                                      (85)         -          -
 Change in unfunded accumulated benefits                            22        (85)         -
  Balance at end of year                                           (63)       (85)         -
Retained Earnings (Deficit)
 Balance at beginning of year                                     (219)      (322)      (286)
 Net income                                                        237        168         29
 Common stock dividends declared (per share,
  1994, 1993, and 1992, $.20)                                      (18)       (17)       (17)
 Preferred stock dividends declared (per share, 1994, 1993,
  and 1992, Series A, $4.10, Series B, $10.25, Series C, $5.00)    (46)       (48)       (48)
  Balance at end of year                                           (46)      (219)      (322)
  Total shareholders' equity                                    $1,441     $1,556     $1,300

* Amounts have been restated to reflect mergers with Discover Re Managers, Inc., and Victoria
  Financial Corporation (See Note 1.11).
See Notes to Consolidated Financial Statements.


                               USF&G Corporation
                   Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies
1.1. Basis of presentation
The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP"). These statements include the accounts of USF&G Corporation and its subsidiaries ("USF&G," or "the Corporation"). Intercompany transactions are eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 1994 presentation. See also
Note 1.11 regarding restatements for mergers consummated in the second quarter of 1995.

1.2. Permitted statutory accounting practices
Reporting practices for insurance subsidiaries prescribed or permitted by state regulatory authorities (statutory accounting) differ from GAAP. Statutory amounts for USF&G's insurance operations follow. (Note: For comparability, amounts are restated to include Discover Re and Victoria (See Note 1.11). However, restatement of prior periods for business combinations is not prescribed by statutory accounting.)

                                              Years Ended December 31
(in millions)                                  1994    1993    1992
Statutory Net Income:
 Property/casualty insurance                 $  170  $  202  $  216
 Reinsurance subsidiaries and affiliates          3       1       1
 Life insurance                                  30       5      23

                                                  At December 31
(in millions)                                  1994    1993    1992
Statutory Surplus:
 Property/casualty insurance*                $1,621  $1,577  $1,498
 Reinsurance subsidiaries and affiliates        211     147     152
 Life insurance                                 326     316     310
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

1.6. Deferred policy acquisition costs
Acquisition costs, consisting of commissions, brokerage, and other expenses incurred at policy issuance, are generally deferred. Anticipated losses, loss expenses, policy benefits and remaining costs of servicing the policies are considered in determining the amount of costs to be deferred. Anticipated investment income is considered in determining whether a premium deficiency exists related to short-duration contracts. Amortization of deferred policy acquisition costs totaled $668 million, $685 million and $747 million for the years ended December 31, 1994, 1993 and 1992, respectively, and are included in underwriting, acquisition and operating expenses in the Consolidated Statement of Operations.

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

1.7. Property and equipment
Property and equipment is carried at cost less accumulated depreciation. At December 31, 1994, 1993 and 1992, $189 million, $196 million and $201 million, respectively, of property and equipment was included in other assets. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. For the years ended December 31, 1994, 1993 and 1992, depreciation expense of $24 million, $21 million and $25 million, respectively, is included in underwriting, acquisition and operating expenses.

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

1.11. Business Combinations
On April 13, and May 22, 1995, USF&G consummated mergers with Discover Re Managers, Inc. ("Discover Re"), and Victoria Financial Corporation ("Victoria"), respectively. In the transactions, USF&G exchanged 5.4 million shares of common stock, worth approximately $78.5 million, for all of the outstanding equity of Discover Re, and 3.8 million shares, worth approximately $59.1 million, for all of the outstanding equity of Victoria. Discover Re provides insurance, reinsurance and related services to the alternative risk transfer market. Victoria is an insurance holding company which specializes in nonstandard personal lines auto coverage.

Both of these business combinations are accounted for as poolings-of-interests. Accordingly, the financial statements have been restated to reflect the mergers with Discover Re and Victoria. A reconciliation of the previously separate enterprises to the restated consolidated results of operations for periods prior to the mergers is as follows:


                                USF&G Corporation                              USF&G Corporation
(in millions)              as Previously Reported    Discover Re    Victoria         as Restated

                                                       Year Ended December 31, 1994
Revenues
 Premiums earned                          $ 2,435           $ 22         $51             $ 2,508
 Net investment income                        743              3           3                 749
 Other                                         38              5           5                  48
  Revenues before net realized gains        3,216             30          59               3,305
 Realized gains on investments                  5              -           -                   5
   Total revenues                           3,221             30          59               3,310

Expenses
 Losses, loss expenses and
  policy benefits                           2,079             17          36               2,132
 Underwriting, acquisition and
  operating expenses                          971              9          21               1,001
 Interest expense                              37              -           -                  37
 Facilities exit costs                        183              -           -                 183
  Total expenses                            3,270             26          57               3,353
 Income (loss) from continuing
  operations before income taxes              (49)             4           2                 (43)
 Provision for income taxes (benefit)        (281)             1           -                (280)
  Net income                                  232              3           2                 237

 Preferred stock dividend requirements         46              -           -                  46
  Net income available to common stock    $   186           $  3         $ 2             $   191

Total assets                              $13,774           $111         $95             $13,980


                                                       Year Ended December 31, 1993
Premiums earned                           $ 2,456           $ 16         $49             $ 2,521
Net investment income                         749              2           2                 753
Total revenues                              3,249             21          53               3,323
Net income                                    165              1           2                 168
Total assets                               14,335             63          83              14,481

                                                       Year Ended December 31, 1992
Premiums earned                           $ 2,637           $  8         $38             $ 2,683
Net investment income                         817              1           2                 820
Total revenues                              3,660             11          41               3,712
Net income                                     28              -           1                  29
Total assets                               13,134             40          68              13,242

1.12. Supplemental cash flow information
The Consolidated Statement of Cash Flows is presented using the "direct method," which reports major classes of cash receipts and cash payments. A reconciliation of net income to net cash provided from operating activities is as follows:

                                                  Years Ended December 31
(in millions)                                       1994    1993    1992
Net income                                         $ 237    $168   $  29
Adjustments to reconcile net income
 to net cash provided from operating activities:
 Loss from discontinued operations                     -       -       7
 Cumulative effect of adopting new
  accounting standards                                 -     (38)      -
 Facilities exit costs                               183       -       -
 Provision for income taxes (benefit)               (280)    (27)      -
 Net realized gains on investments                    (5)     (6)   (148)
 Change in insurance liabilities                      72      60      68
 Change in deferred policy acquisition costs         (60)     28      66
 Change in receivables                               (24)     48     137
 Change in other liabilities                         (29)    (55)    (71)
 Change in other assets                               39     (96)    (21)
 Change in other items, net                            7      22      49
 Net cash provided from continuing operations        140     104     116
 Net cash used in discontinued operations              -       -      (2)
 Net cash provided from operating activities       $ 140    $104   $ 114

Note 2 Investments
2.1. Components of net investment income

                                                  Years Ended December 31
(in millions)                                       1994    1993    1992
Interest on fixed maturities                        $674    $725    $742
Equity security dividends                              7       9      12
Option income                                          -       -      37
Short-term interest                                   14       9      27
Real estate and mortgage loans                        58      41      50
Other investment income and (expenses)                (4)    (31)    (48)
 Net investment income                              $749    $753    $820

2.2. Net realized gains on investments

                                                   Years Ended December 31
(in millions)                                       1994    1993    1992
Gains (Losses) on Sales:
 Fixed maturities                                   $  3    $ 79    $179
 Equity securities and options                         -       5      44
 Real estate and other                                12       6      16
  Net gains on sales                                  15      90     239
Impairments:
 Fixed maturities                                     (1)    (10)    (20)
 Equity securities and options                         -      (8)      -
 Real estate and other                                (9)    (66)    (71)
  Total impairments                                  (10)    (84)    (91)
  Net realized gains on investments                 $  5    $  6    $148

2.3. Gross unrealized gains (losses)
                                                       At December 31
(in millions)                                       1994    1993    1992
Unrealized Gains:
 Fixed maturities available for sale               $   9    $225    $  -
 Deferred policy acquisition costs adjustment         33       -       -
 Equity securities                                     2      14      16
 Options, foreign currency and other                  16      10       5
  Gross unrealized gains                              60     249      21
Unrealized Losses:
 Fixed maturities available for sale                (193)     (2)      -
 Deferred policy acquisition costs adjustment          -     (30)      -
 Equity securities                                    (8)    (23)    (48)
 Options, foreign currency and other                  (6)     (3)     (2)
  Gross unrealized losses                           (207)    (58)    (50)
 Net unrealized gains (losses)                     $(147)   $191    $(29)

2.4. Change in net unrealized gains (losses)

                                                   Years Ended December 31
(in millions)                                       1994    1993    1992
Fixed maturities available for sale                $(407)   $223    $  -
Deferred policy acquisition costs adjustment          63     (30)      -
Equity securities                                      3      23     (39)
Options, foreign currency and other                    3       4      21
 Net change                                        $(338)   $220    $(18)

2.5. Estimated market values of fixed maturity investments
The increase (decrease) in the difference between cost and market value of fixed maturity investments for the years ended December 31, 1994, 1993 and 1992, was $(917) million, $243 million and $(259) million, respectively. The cost and market value of total fixed maturities are as follows:

                                             At December 31, 1994
                                             Gross Unrecognized/
                                                 Unrealized          Market
(in millions)                          Cost    Gains    Losses        Value
Fixed maturities held to maturity    $4,659      $32     $(407)      $4,284
Fixed maturities available for sale   4,265        9      (193)       4,081
 Total                               $8,924      $41     $(600)      $8,365


                                             At December 31, 1993
                                             Gross Unrecognized/
                                                 Unrealized          Market
(in millions)                          Cost    Gains    Losses        Value
Fixed maturities held to maturity    $4,672     $191      $(56)      $4,807
Fixed maturities available for sale   4,753      225        (2)       4,976
 Total                               $9,425     $416      $(58)      $9,783


                                            At December 31, 1992
                                                    Gross
                                                 Unrecognized        Market
(in millions)                          Cost    Gains    Losses        Value
Fixed maturities held to maturity    $7,228     $171     $ (99)      $7,300
Fixed maturities available for sale   2,033       50        (7)       2,076
 Total                               $9,261     $221     $(106)      $9,376

The cost and market value of fixed maturities held to maturity are as follows:
                                            At December 31, 1994
                                                    Gross
                                                 Unrecognized        Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $   13      $ -     $  (2)      $   11
Mortgage/asset-backed securities      1,496       19      (105)       1,410
Corporate bonds                       2,637        6      (268)       2,375
High-yield bonds                        483        6       (31)         458
Tax-exempt bonds                         23        1        (1)          23
Other                                     7        -         -            7
 Total                               $4,659      $32     $(407)      $4,284


                                            At December 31, 1993
                                                    Gross
                                                 Unrecognized        Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $    4     $  -      $ (1)      $    3
Mortgage/asset-backed securities      1,669       70       (19)       1,720
Corporate bonds                       2,464       79       (30)       2,513
High-yield bonds                        505       37        (6)         536
Tax-exempt bonds                         24        3         -           27
Other                                     6        2         -            8
 Total                               $4,672     $191      $(56)      $4,807


                                            At December 31, 1992
                                                    Gross
                                                 Unrecognized        Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $  349     $  3      $  -       $  352
Mortgage/asset-backed securities      3,536       88       (47)       3,577
Corporate bonds                       2,661       48       (40)       2,669
High-yield bonds                        511       24       (12)         523
Tax-exempt bonds                         62        4         -           66
Other                                   109        4         -          113
 Total                               $7,228     $171      $(99)      $7,300

The cost and market value of fixed maturities available for
sale are as follows:
                                           At December 31, 1994
                                                   Gross
                                                 Unrealized          Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $  273       $-     $ (12)      $  261
Mortgage/asset-backed securities      1,367        3       (57)       1,313
Corporate bonds                       2,394        5      (104)       2,295
High-yield bonds                        133        -       (19)         114
Tax-exempt bonds                         98        1        (1)          98
Other                                     -        -         -            -
 Total                               $4,265       $9     $(193)      $4,081


                                           At December 31, 1993
                                                   Gross
                                                 Unrealized          Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $  308     $ 20       $ -       $  328
Mortgage/asset-backed securities      1,898       73         -        1,971
Corporate bonds                       2,418      126         -        2,544
High-yield bonds                         57        2        (2)          57
Tax-exempt bonds                         72        4         -           76
Other                                     -        -         -            -
 Total                               $4,753     $225       $(2)      $4,976


                                           At December 31, 1992
                                                   Gross
                                                Unrecognized         Market
(in millions)                          Cost    Gains    Losses        Value
U.S. Government bonds                $  209      $ 3       $ -       $  212
Mortgage/asset-backed securities      1,293       40        (4)       1,329
Corporate bonds                         461        7        (1)         467
High-yield bonds                         11        -        (1)          10
Tax-exempt bonds                         32        -        (1)          31
Other                                    27        -         -           27
 Total                               $2,033      $50       $(7)      $2,076


2.6. Stated due dates of fixed maturities
The table below shows the stated due dates of fixed maturities held to maturity.

                                           At December 31, 1994

                                                                    Market
(in millions)                                        Cost            Value
In 1995                                            $   18           $   18
1996 through 1999                                     341              324
2000 through 2004                                   1,820            1,684
After 2004                                            984              848
 Subtotal                                           3,163            2,874
Mortgage/asset-backed securities                    1,496            1,410
 Fixed maturities held to maturity                 $4,659           $4,284

The table below shows the stated due dates of fixed maturities available for sale.

                                           At December 31, 1994

                                                                    Market
(millions)                                           Cost            Value
In 1995                                            $  153           $  153
1996 through 1999                                   1,467            1,418
2000 through 2004                                     735              702
After 2004                                            543              495
 Subtotal                                           2,898            2,768
Mortgage/asset-backed securities                    1,367            1,313
 Fixed maturities available for sale               $4,265           $4,081

Expected maturities may differ from stated due dates as borrowers may have the right to call or prepay obligations.
During 1994, USF&G received proceeds from sales or repayments of fixed maturities of $1.2 billion. The table below illustrates the source of 1994 proceeds.

                                                              Gross    Gross
(in millions)                            Cost    Proceeds     Gains   Losses
Proceeds From Sales of Fixed Maturities:
 Held to maturity                      $   65      $   65        $1      $(1)
 Available for sale                       347         345         2       (4)
  Subtotal                                412         410         3       (5)
Proceeds from Maturities/Repayments:
 Held to maturity                         344         348         5       (1)
 Available for sale                       479         480         1        -
  Subtotal                                823         828         6       (1)
 Total proceeds                        $1,235      $1,238        $9      $(6)

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

Note 3 Insurance Liabilities
3.1. Property/casualty insurance reserves - unpaid losses and loss expenses
Activity in the unpaid losses and loss expenses for the property/casualty segment is summarized as follows:

(in millions)                                         1994    1993    1992
Total reserve at beginning of year, gross           $6,370  $5,565  $5,716
 Less reinsurance recoverables                       1,054       1     N/A
Net balance at January 1                             5,316   5,564   5,716
Incurred Related To:
 Current year                                        1,752   1,744   2,042
 Prior years                                            (8)     61      78
 Total incurred                                      1,744   1,805   2,120
Paid Related To:
 Current year                                          634     582     698
 Prior years                                         1,284   1,471   1,574
 Total paid                                          1,918   2,053   2,272
Net balance at December 31                           5,142   5,316   5,564
 Plus reinsurance recoverables                       1,016   1,054       1
Total reserve at end of year, gross                 $6,158  $6,370  $5,565

Loss and loss expenses recorded in the current period financial statements are affected by changes in estimates of insured events occurring in prior periods. Losses incurred in 1994 but related to prior years were a reduction of $8 million, or less than 1 percent of 1994 incurred losses. Losses incurred but related to prior years were $61 million in 1993, primarily as a result of the strengthening of the unallocated loss expense reserve for voluntary and servicing carrier business, and increased by $78 million in 1992 primarily because of adverse development on reinsurance assumed from underwriting pools and associations.

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

3.2. Life benefit reserves
The table below shows F&G Life's benefit reserves by policy type.

                                                        At December 31
(in millions)                                        1994    1993    1992
Single Premium Annuities:
 Deferred                                          $1,860  $2,138  $2,077
 Immediate                                            867     815     788
Other annuities                                       492     462     508
Universal life/term/group life                        579     554     523
 Net balance                                        3,798   3,969   3,896
Reinsurance receivable                                  6       4       -
 Total reserve at end of year, gross               $3,804  $3,973  $3,896

Note 4 Debt and Credit Arrangements
4.1. Debt outstanding

                                                              At December 31
(in millions)                                            1994      1993      1992
Corporate:
 Short-term                                              $215      $395      $375
 Long-term:
 9.98% and 10.1% Universal Medium-Term Notes due 1994       -         -        20
 8 7/8% Notes due 1996                                      -        99        99
 5 1/2% Swiss Franc Bonds due 1996                         92        80        80
 Zero Coupon Convertible Notes due 2009                   130         -         -
 8 3/8% Senior Notes due 2001                             149         -         -
  Total corporate debt                                    586       574       574
Real Estate and Other:
 Short-term                                                12        18        12
 Long-term:
 8% Secured Note due 1995                                   -        11        11
 9 3/8% Secured Note due 1994                               -         -        11
 9.96% Secured Notes due through 1999                      14        14        15
 Other                                                     16        10         5
  Total real estate and other debt                         42        53        54
   Total debt outstanding                                $628      $627      $628

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

4.8. Interest
Interest expense incurred in the years ended December 31, 1994, 1993 and 1992 was $37 million, $41 million and $41 million, respectively. Interest incurred and capitalized in 1992 was $8 million. There was no interest capitalized in 1993 or 1994.

4.9. Maturities of long-term debt

                                                               Real Estate
(in millions)                       Corporate                    and Other
1995                                      $ -                         $ 12
1996                                       92                            -
1997                                        -                            -
1998                                        -                            -
1999                                        -                           24

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

                                Amortized       Carrying        Fair
(in millions)                        Cost         Amount       Value
Publicly traded                    $8,694         $8,513      $8,147
Private placements                    230            227         218
 Total fixed maturity investments  $8,924         $8,740      $8,365

The preceding table includes fixed maturities available for sale with a market and carrying value of $4.1 billion and amortized cost of $4.3 billion. Such investments are reported in the Consolidated Statement of Financial Position at market value.

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

                                Carrying                Fair
(in millions)                     Amount               Value
Corporate:
 Short-term                         $215                $215
 Long-term                           371                 349
Real estate and other                 42                  44
 Total                              $628                $608

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

Most leases contain renewal options that may provide for rent increases based on prevailing market conditions. Some leases also may contain purchase options based on fair market values or contractual values, if greater. All leases are accounted for as operating leases. Rent expense for the years ended December 31, 1994, 1993 and 1992 was $63 million, $55 million and $59 million, respectively. Rent expense in 1994 included a $9 million loss on long-term subleases.

The table below shows the future minimum payments to be made under noncancelable leases at December 31, 1994.

                                   Home     Other
                                 Office    Office    Equip-
(in millions)                  Building     Space      ment    Total
1995                               $ 16       $18       $11     $ 45
1996                                 16        13         6       35
1997                                 16        11         3       30
1998                                 16         9         2       27
1999                                 19         7         -       26
After 1999                          250         6         -      256
 Total                             $333       $64       $22     $419

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

7.4. Changes in common stock shares

                                           Years Ended December 31

                                          1994        1993        1992
Common Stock:
 Outstanding, January 1             91,418,372  89,985,083  88,566,897
 Shares issued                      13,392,422   1,433,289   1,418,186
 Outstanding, December 31          104,810,794  91,418,372  89,985,083

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

Activity under the stock option plans is as follows:

                                           1994          1993         1992
Outstanding, January 1                4,824,136     5,135,484    3,478,660
Granted                               2,245,500     1,143,282    2,590,295
Exercised                              (483,590)     (338,940)     (26,868)
Surrendered or cancelled               (677,595)   (1,115,690)    (906,603)
 Outstanding, December 31             5,908,451     4,824,136    5,135,484
Expiration dates                   1/95-12/2004  1/94-12/2003 1/93-12/2002
Exercise and surrender prices       $6.25-30.82   $6.25-30.82  $6.25-30.82
Shares reserved and available
 for grant                            8,106,029     2,324,047    2,364,267

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

At December 31, 1994, the net deferred tax asset of $419 million recorded by USF&G is supported by a combination of forecasted taxable income and a tax strategy that USF&G would implement to prevent NOLs from expiring. A valuation allowance of $279 million has been recognized to offset the gross deferred tax assets.

10.1. Significant components of deferred tax assets and liabilities

                                                          At December 31
(in millions)                                              1994    1993
Deferred Tax Liabilities:
 Deferred policy acquisition costs                         $165    $143
 Other invested assets                                        7      44
 Other                                                        4       -
  Total deferred tax liabilities                            176     187
Deferred Tax Assets:
 Facilities exit costs                                       74       -
 Unpaid losses and loss expenses                            249     306
 Unearned premiums                                           45      47
 Foreign reinsurance                                         50      49
 Real estate                                                 25      30
 Future policy benefits                                      54      50
 Net unrealized losses                                       52       -
 Other                                                       62      85
 Net operating loss carry-forwards                          263     222
  Total deferred tax assets                                 874     789
Valuation allowance for deferred tax assets                 279     482
 Deferred tax assets, net of valuation allowance            595     307
  Net deferred tax assets                                  $419    $120

At December 31, 1994, the net deferred tax asset increased to $419 million, primarily based on the increasing weight of positive evidence which resulted in a $203 million net decrease in the valuation allowance. Throughout 1994, the weight of evidence became increasingly more positive as the core earnings trend improved each quarter. As 1994 progressed, the negative evidence of cumulative losses which were caused by 1991 results became increasingly less of a factor. Given the substantially reduced degree of negative evidence and management's increased confidence in the sustainability of the improved earnings of the core insurance segments and, therefore, its enhanced ability to forecast future taxable income, it became appropriate to reduce the valuation allowance. During 1993, the net decrease in the valuation allowance was $56 million reflecting the change in the realizability of the deferred tax asset. In addition, the valuation allowance was increased $15 million in 1993 due to the tax rate change enacted in that year.

10.2. Components of provision for income taxes (benefits)

                                                Years Ended December 31

                                            Liability   Liability   Deferred
                                               Method      Method     Method
(in millions)                                    1994        1993       1992
Current tax                                     $  32        $ 40       $ 23
NOL Utilization                                   (22)        (31)       (16)
Current tax, net of NOL utilization                10           9          7
Deferred tax (benefit)                            (23)         23         (7)
Adjustment for enacted change in tax rates          -          (3)         -
Adjustment of the beginning of the year
 valuation allowance                             (267)        (56)         -
Provision for income taxes (benefit)            $(280)       $(27)      $  -
Income taxes paid                               $  12        $  5       $ 10

10.3. Tax effects of timing differences between financial and taxable income

                                                        Year Ended December 31
(in millions)                                                    1992
Tax Effect (Benefit):
 Deferred policy acquisition costs                               $(15)
 Unbilled premium adjustments                                      (4)
 Adjustment of life policy benefit reserves                        (1)
 Adjustment of property/casualty loss reserves                      3
 Adjustment of property/casualty unearned premium reserves         (4)
 Deferred realized gains and losses                                (2)
 Unrecognized benefit of net losses                                19
 Other, net                                                        (2)
 Provision for income taxes (benefit)                            $ (6)

10.4. Tax effects of permanent differences

                                                  Years Ended December 31
                                             Liability  Liability   Deferred
                                                Method     Method     Method
(in millions)                                     1994       1993       1992
Tax at federal rates                             $ (16)      $ 36        $12
Tax Effect (Benefit):
 Adjustment of the beginning of the
  year valuation allowance                        (267)       (56)         -
 Effect of change in tax rates                       -         (3)         -
 Dividend received deduction                         -          -         (3)
 Tax-exempt interest income                         (3)        (2)        (3)
 Proration adjustment on non-taxable
  investment income                                  -          -          1
 Adjustment of property/casualty salvage
  and subrogation accruals (fresh start)             6          -          -
 Adjustment of property/casualty
  loss reserves (fresh start)                        -          -         (9)
 Other                                               -         (2)         2
 Provision for income taxes (benefit)            $(280)      $(27)       $ -

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

                                                1994
                            Premiums         Losses       Unpaid  Unearned
(in millions)            Written  Earned   Incurred       Losses  Premiums
Property/Casualty:
 Direct                   $2,303  $2,284     $1,660       $4,826      $855
 Assumed                     594     588        407        1,332       113
 Gross                     2,897   2,872      2,067        6,158       968
 Ceded                      (508)   (516)      (323)      (1,016)     (116)
  Net                      2,389   2,356      1,744        5,142       852
Life                         N/A     152        388        3,804       N/A
  Total                   $2,389  $2,508     $2,132       $8,946      $852

                                                1993
                            Premiums         Losses       Unpaid  Unearned
(in millions)            Written  Earned   Incurred       Losses  Premiums
Property/Casualty:
 Direct                   $2,400  $2,390     $1,508       $5,100      $836
 Assumed                     613     523         96        1,270       114
 Gross                     3,013   2,913      1,604        6,370       950
 Ceded                      (511)   (521)       201       (1,054)     (124)
  Net                      2,502   2,392      1,805        5,316       826
Life                         N/A     129        395        3,973       N/A
  Total                   $2,502  $2,521     $2,200       $9,289      $826

                                                1992
                            Premiums         Losses       Unpaid  Unearned
(in millions)            Written  Earned   Incurred       Losses  Premiums
Property/Casualty:
 Direct                   $2,521  $2,734     $2,210       $5,610      $828
 Assumed                     271     384        391        1,563       104
 Gross                     2,792   3,118      2,601        7,173       932
 Ceded                      (317)   (539)      (481)      (1,609)     (135)
  Net                      2,475   2,579      2,120        5,564       797
Life                         N/A     104        377        3,896       N/A
  Total                   $2,475  $2,683     $2,497       $9,460      $797

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

14.1. Operations
The insurance business is geographically diversified throughout the United States and Canada. Reinsurance and noninsurance operations are located in the United States, Europe and various foreign countries. Foreign operations, in total, are not material. Summarized financial information for the business segments is as follows:

                                               Years Ended December 31
                                                                Income (Loss) from
                                                               Continuing Operations
                                          Revenues              Before Income Taxes
(in millions)                      1994     1993     1992     1994**   1993     1992***
Property/Casualty Insurance:
 Commercial                      $1,189   $1,223   $1,480    $(186)   $(223)   $(343)
 Personal                           575      681      785      (60)     (28)    (110)
 Reinsurance                        395      305      157       40       32       20
 Fidelity/surety                    124      118      111        6       (8)       6
 Discover Re and Victoria            73       65       46       (2)      (2)      (1)
  Property/casualty categories    2,356    2,392    2,579     (202)    (229)    (428)
 Net investment income*             429      437      478      429      437      478
 Net realized gains (losses)
  on investments*                    (9)      31      199       (9)      31      199
 Other                               10        5        4        1      (22)     (52)
  Total property/casualty
   insurance                      2,786    2,865    3,260      219      217      197
Life Insurance:
 Premium income                     152      129      104
 Net investment income              317      321      349
 Realized gains (losses)
  on investments                      -       20       (1)
 Other                                1        1        2
  Total life insurance              470      471      454       14       14       (5)
Noninsurance operations
 and eliminations                    54      (13)      (2)    (276)    (128)    (156)
 Consolidated total              $3,310   $3,323   $3,712    $ (43)   $ 103    $  36

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

14.2. Assets
The assets of the insurance operations are primarily investments. Foreign assets are not material. Assets of the business segments are as follows:

                                                       At December 31
(in millions)                                     1994      1993      1992
Property/casualty insurance                    $ 9,487   $ 9,711   $ 8,361
Life insurance                                   4,575     4,848     4,856
Noninsurance operations and eliminations           (82)      (78)       25
 Consolidated total                            $13,980   $14,481   $13,242