Form 10-K/A, Exhibit 13
period 1994-12-31
USF&G CORP
filed 1995-11-14
CIK 354396

Note 15 Interim Financial Data (Unaudited)

                                                                Quarter
(in millions except per share data)                 First   Second   Third   Fourth
Summary Quarterly Results:*
 Revenues                                    1994    $786     $812  $  835     $877
                                             1993     891      837     775      820
                                             1992     952      920   1,024      816
 Income from continuing operations
  before cumulative effect of adopting
  new accounting standards                   1994      23       74      76       64
                                             1993      23       26      21       60
                                             1992       4        7      12       13

 Loss from discontinued operations           1994       -        -       -        -
                                             1993       -        -       -        -
                                             1992       -       (1)     (6)       -

 Income from cumulative effect of
  adopting new accounting standards          1994       -        -       -        -
                                             1993      38        -       -        -
                                             1992       -        -       -        -

 Net income                                  1994      23       74      76       64
                                             1993      61       26      21       60
                                             1992       4        6       6       13

Primary Earnings per Common Share:*
 Income (loss) from continuing operations
  before cumulative effect of adopting
  new accounting standards                   1994    $.11     $.66    $.67     $.54
                                             1993     .12      .15     .10      .52
                                             1992    (.09)    (.06)      -      .01

 Loss from discontinued operations           1994       -        -       -        -
                                             1993       -        -       -        -
                                             1992       -     (.01)   (.07)       -

 Income from cumulative effect of
  adopting new accounting standards          1994       -        -       -        -
                                             1993     .42        -       -        -
                                             1992       -        -       -        -

 Net income (loss)                           1994     .11      .66     .67      .54
                                             1993     .54      .15     .10      .52
                                             1992    (.09)    (.07)   (.07)     .01

Fully Diluted Earnings per Common Share:*
 Income (loss) from continuing operations
  before cumulative effect of adopting
  new accounting standards                   1994    $.11     $.56    $.58     $.47
                                             1993     .16      .15     .10      .47
                                             1992    (.09)    (.06)      -      .01

 Loss from discontinued operations           1994       -        -       -        -
                                             1993       -        -       -        -
                                             1992       -     (.01)   (.07)       -

 Income from cumulative effect of
  adopting new accounting standards          1994       -        -       -        -
                                             1993     .32        -       -        -
                                             1992       -        -       -        -

 Net income (loss)                           1994     .11      .56     .58      .47
                                             1993     .48      .15     .10      .47
                                             1992    (.09)    (.07)   (.07)     .01

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


                                      ERNST & YOUNG LLP


Baltimore, Maryland
February 24, 1995,
except for Note 1.11, as to which the date is May 22, 1995




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