Form 10-K, Exhibit 13
period 1995-12-31
USF&G CORP
filed 1996-03-29
CIK 354396

[APPENDIX TO ELECTRONIC FORMAT DOCUMENT]
(List of graphic and image material in 1995 Annual Report)

Inside Front Cover

USF&G AT 100 YEARS

USF&G Corporation, with assets of $14.7 billion, is composed of property/casualty and life insurance subsidiaries. Its principal operating subsidiary, United States Fidelity and Guaranty Company, was founded in 1896 in Baltimore. This Annual Report describes the company's 100th year of operation. United States Fidelity and Guaranty Company is one of the nation's largest insurers and is focused on three areas of property/casualty insurance: Family and Business Insurance, Commercial Lines Middle Market Insurance, and Specialty Insurance. Life insurance and annuities are written through Fidelity and Guaranty Life Insurance Company, founded in 1959. USF&G provides a wide variety of quality commercial, personal, surety, life and reinsurance products targeted to meet the diverse insurance needs of its customers. The company operates on five core values: customer first, integrity, professionalism, innovation, and teamwork.

Contents

1        Financial Highlights
2        Chairman's Letter
8        Historic Review
18       Business Overview
20       Capitalization
21       Index to Financial Information
71       Directors and Committees of the Board
72       Officers
74       Office Locations
76       Shareholders' Information


Page 1

GRAPH Strong Earnings Growth and Improved Returns
(in millions)

            Total Revenues       Operating Income*
1991               $ 4,202                  $(122)
1992                 3,712                    (60)
1993                 3,323                    100
1994                 3,310                    135
1995                 3,459                    181

(footnote) *Operating income (loss) is defined as income from operations before realized gains, facilities exit (costs)/sublease income, certain income tax benefits, and cumulative effect of accounting changes. The information presented in this manner is not intended to conform with GAAP.

GRAPH  Continued Improvement in Property/Casualty Underwriting Performance

                       USF&G         Industry       USF&G   Industry
                       Combined      Combined        Loss       Loss
                       Ratio **      Ratio **       Ratio      Ratio
1991                      117.6         108.8        84.0       81.1
1992                      116.9         115.8        81.8       88.1
1993                      109.1         106.9        75.3       79.5
1994                      108.2         108.5        73.1       81.3
1995                      106.1         107.2        72.4       80.0

(footnote) **Includes Policyholders' Dividends; 1995 industry ratios are estimates provided by A.M. Best.


Page 3  PHOTO(caption)
Chairman, President and Chief Executive Officer
NORMAN P. BLAKE, JR.


Page 4  PHOTO(caption)
EXECUTIVE MANAGEMENT COMMITTEE
First row from left: Norm Blake, Dan Hale, Andy Stern, Tom Lewis, Ken Cihiy, John Berger
Second row from left: Bob Lamendola, Glenn Anderson, John Sweeney, John MacColl, Steve Lilienthal, Harry Stout, Gary Dunton

Page 5 (highlighted text in margin)
The mettle of our company today was forged in the fires of adversity, in our struggle to resurrect USF&G from near extinction five years ago to a position of great promise.

Page 6 (highlighted text in margin)
 ... we have established the cornerstone on which to build our next century. Any sound structure that can withstand the ill winds of adversity must be built on certain underlying principles.

Page 7 (highlighted text in margin)
The management team and the people of our company have accomplished what industry observers claimed was impossible--the turnaround of a property/casualty company.


Page 8  OBJECT(caption)
Decoratively rich "Year Book" covers opened to reveal calendars with "thoughts for the day" along themes of insurance, surety, honesty, and marriage. This was a gift for agents and customers.

OBJECT(caption)
Replicas of the home office were produced around 1909 and served as attractive gifts for agents. Each was complete with an inkwell, clock, and hiding place for cigars or pennies.


Page 9  OBJECT(caption)
Suspended outside an early branch office, this substantial sign spoke of the stability of the company around the turn of the century.

OBJECT(caption)
USF&G produced a series of beautiful calendars in the early years which drew much attention.


Page 10  OBJECT(caption)
Nearly two feet tall, this elegant clock provided another interpretation of USF&G's ship's wheel logo and its early slogan "We will bond you."

OBJECT(caption)
USF&G calendars often provided a pleasant respite in a busy agency.


Page 11  OBJECT(caption)
Casualty Department inspectors wore bright and shining badges adorned with the company logo.

OBJECT(caption)
This elegant letter opener was an appealing gift for agents from the New York branch office.

Page 12  OBJECT(caption)
Official USF&G clocks made with neon livened up branch offices in the 1940s and 1950s

OBJECT(caption)
With the tip of the hat to Uncle Sam, USF&G produced mechanical pencils while further underscoring the company's support of the nation during World War II.

Page 13  PHOTO(caption)
Honored by employees and agents, Messrs. Foster and Messick, managers of the Indianapolis branch office, celebrate their long association with the company.

OBJECT(caption)
Graphically illustrating the two-company relationship, this meeting badge had the added bonus of a mirror on the back.

Page 14  OBJECT(caption)
A leader in the revitalization of Baltimore, USF&G was the first company in the city to construct a skyscraper which became the anchor for Inner Harbor development.

OBJECT(caption)
Worn proudly by USF&G agents, this pin measures almost three inches in diameter. This was the precursor of company pins popular today.

Page 15 OBJECT(caption)
The company developed a safe driver program, with rewards such as this tie clasp, to address the growing number of auto accidents.

OBJECT(caption)
Using many surfaces with advertising potential, the company touted its latest products, even on potholders.

Page 16  OBJECT(caption)
A gift to employees and agents in the 1980s, USF&G's ship's wheel logo made a handsome paperweight.

OBJECT(caption)
Begun during Chairman Davis' tenure as a tool to promote healthy competition between branch offices, the Davis Cup award has recently been reinstated. Now known as the Founders Cup, it is awarded to USF&G's top producing branch office.

Page 17  OBJECT(caption)
Given to Norm Blake, this basketball touts the company's core values of customer first, integrity, professionalism, innovation, and teamwork.

OBJECT(caption)
USF&G created bronze medallions marking its centennial. Emblazoned with "Legacy and Leadership" and core values, these were gifts for employees at celebrations held around the country.

Page 20

GRAPH

                    Total       Debt-        Debt-plus-Preferred
            Shareholders'         to-        Equity-to-
                 Equity**    Equity**        Total-Capitalization**
1991              $ 1,346         51%                          59%
1992                1,300         48                           60
1993                1,363         46                           58
1994                1,592         40                           46
1995                1,716         35                           36

(footnotes)
**Before effect of SFAS No.115. 1
1 The information presented in this manner is not intended to conform with GAAP.

[END OF APPENDIX TO ELECTRONIC FORMAT DOCUMENT]

USF&G CORPORATION                                Financial Highlights

                                                                                     Years Ended December 31
(dollars in millions except per share data)                                      1995              1994             1993
====================================================================================================================================
Consolidated Results
   Revenues                                                                  $  3,459          $  3,310         $  3,323
   Premiums earned                                                              2,666             2,508            2,521
   Net investment income                                                          733               749              753
   Net realized gains on investments                                                7                 5                6
   Facilities exit (costs)/sublease income                                          6              (183)              --
   Income tax benefit, net                                                         14               280               27
   Income from operations before cumulative
      effect of adopting new accounting standards                                 209               237              130
   Cumulative effect of adopting new accounting standards                          --                --               38
   Net income                                                                     209               237              168
------------------------------------------------------------------------------------------------------------------------------------
Results Per Common Share
   Income from operations before cumulative
      effect of adopting new accounting standards                            $   1.63          $   2.00          $    .90
   Cumulative effect of adopting new accounting standards                          --                --               .42
------------------------------------------------------------------------------------------------------------------------------------
   Net income                                                                $   1.63          $   2.00          $   1.32
------------------------------------------------------------------------------------------------------------------------------------
   Dividends declared                                                        $    .20          $    .20          $    .20
------------------------------------------------------------------------------------------------------------------------------------

                                                                                              At December 31
                                                                                 1995              1994              1993
====================================================================================================================================
Consolidated Financial Position
   Assets                                                                    $ 14,651          $ 13,980          $ 14,481
   Total debt                                                                     607               628               627
   Shareholders' equity                                                         1,984             1,441             1,556
   Debt-to-equity                                                                  31%               44%               40%
   Book value per share                                                      $  14.68          $   9.96          $  11.33
   Closing market price per share                                                16 7/8            13 5/8           14 3/4
   Common shares outstanding                                                 119,606,095       104,810,794       91,418,372
------------------------------------------------------------------------------------------------------------------------------------

[GRAPH - SEE APPENDIX TO ELECTRONIC FORMAT DOCUMENT]

CHAIRMAN'S LETTER

Preparing for Our Second Century

AS WE CELEBRATE THE CENTENNIAL OF USF&G'S FOUNDING, it is indeed appropriate that we enter the year with substantial momentum, generated by our significant accomplishments in 1995. After five years of herculean efforts, the management and people of USF&G have firmly established a cornerstone on which to build our company for its next century. Our team has truly built on USF&G's legacy and is returning our company to a position of industry leadership. The magnitude of our achievement is reflected in financial performance, organizational quality, and strategic positioning.

Financial Performance
IN 1995 WE SUSTAINED EARNINGS GROWTH and further strengthened the quality of our balance sheet. Despite the highly competitive market conditions, we achieved 34 percent growth in operating income* over 1994 and averaged 35 percent growth in operating income over the last three years. Net income, however, declined 12 percent from $237 million in 1994 to $209 million in 1995, primarily as a result of the disproportionately higher level of tax benefits--$280 million--recognized in 1994 compared with $14 million in 1995. As a matter of fact, after adjusting for this disparity in tax benefits and the one-time charge of $183 million taken in 1994 for the anticipated move from one of our current headquarters buildings, adjusted net income grew 35 percent in 1995 over 1994.

       *Operating income is defined as net income excluding realized gains and losses on investments, facilities exit costs/sublease income, and certain income tax benefits.


OUR BALANCE SHEET WAS FURTHER STRENGTHENED as overall financial leverage improved, liquidity increased, and asset quality was enhanced. Moreover, we continue to maintain a strong loss reserve position, particularly as it pertains to our environmental and asbestos reserves. It is with these considerations in mind, coupled with the high quality of our management team and skill base of our organization, that two major credit rating agencies, A.M. Best and Standard and Poor's, recently upgraded our ratings. Most significantly, A.M. Best upgraded us to an A from an A- rating, a move signifying the resurgence of our company.

UNDERLYING OUR IMPRESSIVE 1995 PERFORMANCE is the strong momentum we have developed in our two main operating segments. F&G Life's performance was outstanding: 22 percent growth in sales, improved spreads on annuity products, and a 93 percent growth in pre-tax operating income. It is noteworthy that 74 percent of 1995 sales can be attributed to new products and channels of distribution developed since 1992. Our property/casualty segment's performance was equally impressive: 7 percent growth in net written premium, 19 percent growth in pre-tax operating income, and a 2.1 point decline in statutory combined ratio to 106.1* percent. This compares favorably with the estimated industry average of 107.2 percent. Premium growth and improved underwriting performance can be attributed to the strong performance in our reinsurance, surety, and commercial lines middle market businesses.

       *Includes policyholders' dividends.

Organizational Quality
THE ORGANIZATIONAL QUALITY OF OUR COMPANY has been enhanced and has become a distinct competitive advantage. We have a strong management team and an outstanding skill base.

WHAT MOST DISTINGUISHES OUR ORGANIZATION is its unique culture. Commitment to strong core values, dynamic leadership, organization development, and competitive compensation plans have all helped to create our high performance culture. Our people are committed to building a great company. This shared sense of purpose provides the cohesion and fortitude to undergo dramatic change quickly. These organizational qualities provide our company with a distinct competitive ability to take advantage of market disruptions created by the broad sweeping consolidations underway in our industry. Frankly, having the industry in this state of flux plays to our strengths. What we may lack in size when compared with some competitors, we make up in skill, speed, and agility to swiftly respond to market opportunities.

MAJOR REORGANIZATIONS WE UNDERTOOK IN MID-1995 to better position our businesses strategically demonstrate our capacity to change without disrupting our market momentum. These reorganizations involved three related initiatives: (1) establishing the Family and Business Insurance Group (FBIG) by combining our personal lines, commercial small business, and nonstandard auto (i.e., Victoria Financial) businesses; (2) reconstituting the remaining portion of commercial lines into the Commercial Lines Middle Market organization; and (3) integrating field operations management into Commercial Lines Middle Market. Reorganizing allows FBIG to leverage the common customer, distribution, and processing characteristics of its businesses to achieve significant operational synergy. Integrating field operations into Commercial Lines Middle Market promotes the evolution of our branch infrastructure into an essentially dedicated distribution channel for the middle markets. At the same time, FBIG is consolidating most of its branch operations into its three regional business and processing centers, each having its own dedicated marketing, underwriting, and support teams. Both FBIG and Commercial Lines Middle Market are becoming vertically integrated organizations with greater market focus and control over the selling and servicing of their businesses.

Strategic Positioning
THE ENTIRE LANDSCAPE of the insurance industry is undergoing redefinition due to consolidations. This raises the issue of USF&G's strategic positioning. With this changing competitive environment, our relative strength in terms of size, scope, and skill comes into question. These competitive considerations only become relevant when viewed within the context of the business franchises.

CONCEPTUALLY, OUR COMPANY CAN BE VIEWED as having two distinct business franchises: one distribution driven and the other product driven. Distribution-driven businesses characteristically provide a stable and consistent source of earnings with a relatively lower risk/return profile. In contrast, product-driven businesses provide a more variable source of earnings and have a relatively higher risk/return profile. In combination, both represent an attractive and high-quality source of overall earnings, and it is our strategy to maximize the mix of these businesses.

FBIG AND F&G LIFE, which comprise 45 percent of earned premium, are our distribution-driven businesses. To be successful, these businesses must have very efficient distribution channels, leverage their market positions, and displace their competitors to penetrate their markets. The products of these businesses are generally commodity-like, requiring each to be extremely cost and service-quality competitive. These businesses are also process intensive and have a relatively high, fixed-cost base that can benefit from scale. Consequently, process efficiencies are critical to achieving a competitive advantage. To respond to these economic and competitive requirements, both FBIG and F&G Life continue to undergo dramatic restructuring and business process reengineering initiatives. By forming FBIG, we are in a position to better leverage our independent agency channel and gain processing scale advantage. We are greatly enhancing our systems capabilities to comprehensively reengineer our business processes, and dramatically improve cycle time, productivity, and service quality. FBIG's goal is to achieve an eight to nine point reduction in expense ratio over the next three years. Similarly, F&G Life is outsourcing all of its systems and selected administrative functions to achieve cost and quality of service competitiveness. Within two years, F&G Life will be one of the most cost competitive players in the game. In addition, these businesses will employ a variety of other initiatives to improve their distribution effectiveness, market penetration, and product-line competitiveness.

F&G RE, DISCOVER RE, SURETY, AND COMMERCIAL LINES MIDDLE MARKET, which, in aggregate, represent 55 percent of earned premium, are our product-driven businesses. These businesses compete by differentiating themselves with superior product value, capitalizing on a high level of underwriting and risk management capability. Each business is sharply focused on its discrete market segments and employs the most effective distribution channels to reach its targeted markets. These businesses win with speed, skill, and concentration of force. They are intensely extending their product and market scopes to sustain growth and improve returns. These businesses should continue to be the major drivers of growth and profitability over the next two years.

Preparing for our Next Century
THE METTLE OF OUR COMPANY TODAY WAS FORGED in the fires of adversity, in our struggle to resurrect USF&G from near extinction five years ago to a position of great promise. During this time, there has been a massive infusion of talent, intensive training, and the introduction of a high performance culture firmly rooted in our core values of customer first, integrity, professionalism, innovation, and teamwork. The character of the management and people of our company is a unique alloy of values, talent, and determination. These qualities will be the driving force of our future success. In its first 100 years, USF&G faced the potential of meeting its own demise three other times and each time emerged as a stronger and more viable organization. Our fourth and most recent experience is no exception.

WE ARE WELL POSITIONED TO CONTINUE OUR MOMENTUM and to gain prominence as an industry leader in the years ahead. As mentioned at the outset of my letter, we have established the cornerstone on which to build our next century. Any sound structure that can withstand the ill winds of adversity must be built on certain underlying principles. Presented below are the guiding principles the management and people of USF&G are employing to build the future of our company:

o Create a work environment which fosters strong ethics and drives outstanding performance.
o Organize for speed, agility, and focus.
o Develop superior ability to manage and process information.
o Possess an "outside-in" mindset of finding better ways to serve the customer.
o Participate only in businesses we understand and in which we have the capability to win.
o Limit business expansion to extensions which best leverage existing product/ market knowledge.
o Generate complementary sources of earnings from businesses which consistently earn more than their cost of capital.

ADHERING TO THESE PRINCIPLES should result in each of our major businesses achieving a sustainable competitive advantage and a normalized operating rate better than their competition within the next three years. These results will be manifested in the following actions:

o FBIG will capitalize on having one of the most cost-efficient business processing platforms and benefit from a revitalized and well-penetrated agency plant focused on winning in small business commercial lines and personal lines.
o F&G Life will be one of the most cost competitive life insurance companies with an improved investment portfolio and a well designed and enhanced product/distribution network capable of generating above-industry returns.
o Commercial Lines Middle Market will continue to expand its scope of specialty products and target market businesses and drive its product mix to achieve higher rates of growth and improved underwriting performance.
o Surety will sustain its growth and improve its market penetration in a more cost effective and focused fashion while continuing to expand its international presence.
o F&G Re will benefit in terms of growth and sustained profitability as generated by its international product/market extension initiatives.
o Discover Re will continue to realize significant product/market synergies with USF&G and accelerate its penetration of the commercial lines middle market.
o New sources of earnings will be generated by selective acquisitions and business ventures.
o Returns will be enhanced as a result of creating new fee income sources of earnings and new capital leveraging techniques.

IN CONCLUSION, THE MANAGEMENT TEAM AND THE PEOPLE of our company have accomplished what industry observers claimed was impossible--the turnaround of a property/casualty company. In 1995, we went one step further by realizing superior growth in earnings and improved returns. Early this year, we received a formal acknowledgment of our achievement with credit ratings upgrades. The foundation for our future success has been firmly established, and the energy of our very talented and dedicated people is focused on building a great company of which you can become increasingly proud. We are truly prepared for our next century.

ON BEHALF OF ALL THE EMPLOYEES OF USF&G, I wish to thank you for your confidence and the opportunity to make a difference.





Norman P. Blake, Jr.
Chairman, President and
Chief Executive Officer
February 28, 1996

AGAINST THE ODDS

1896

ONE HUNDRED YEARS AGO, THE UNITED STATES enjoyed the spoils of the Industrial Revolution. Booming prosperity had lured almost 40 percent of the growing U.S. population to the cities, while the list of issues on the New York Stock Exchange had almost tripled since 1865. It was against this economic landscape that a Baltimore entrepreneur named John R. Bland launched a new type of enterprise: the United States Fidelity & Guaranty Company.

FOUR IMPORTANT TRAITS HAVE DISTINGUISHED THIS GREAT COMPANY throughout its history--leadership, innovation, partnership and character. These principles have guided USF&G to enter new fields of endeavor, and have buoyed it when all seemed lost. Four times its future was imperilled. Each time it battled back to regain, and even surpass, its former stature.

USF&G IS A HARDENED COMPETITOR, A SURVIVOR of the Great Depression, four major wars, economic and industry calamities, and in 1904, the destruction by fire of its home office in Baltimore. It is a company founded on innovation and grit. Indeed, its very first product--the USF&G Attorney's List--was unique, springing forth from the imagination of John R. Bland, a dignified 45 year-old.

BALTIMORE IN 1896 WAS A MANUFACTURING NEXUS linking raw goods in the south with distributors in the north and elsewhere. Local businessmen, however, had difficulties collecting remittances from out-of-state attorneys handling their commercial transactions. Bland developed the idea for a new type of company, one that would provide a list of reputable attorneys and guarantee their faithful payments. He pitched the idea to his colleagues at Baltimore's Merchants and Manufacturers Association, and they helped him bankroll the new company. On March 19, 1896, the governor of Maryland signed a charter incorporating the United States Fidelity and Guaranty Company.

BLAND TIRELESSLY COMBED THE COUNTRY TO APPOINT well- connected businessmen as the new company's general agents. These individuals did not actually sell the company's products, but appointed other like-minded businessmen as sub-agents to sell it for them. The company viewed the agents as its partners.

INNOVATION WAS MUCH IN EVIDENCE in USF&G's early product ventures. Its original charter permitted it to sell both surety and fidelity bonds, and the company quickly branched out, selling bonds guaranteeing contractors, fiduciaries and public officials, among other professions and enterprises. Banks became a major customer, and Bland sought ways to increase the company's share of this important market segment. In 1900, he applied for an amendment to USF&G's charter allowing it to sell burglary insurance to banks. It was the company's first insurance venture.

OF THE 25 SURETIES OPERATING IN 1896, 19 were bankrupt 25 years later. Many had charged premiums bearing no relationship to the covered exposure. Although USF&G evaluated its exposures carefully, an examination of its underwriting criteria by Colorado regulators in 1908 compelled the state to declare the company bankrupt.

BLAND TRAVELLED TO DENVER AND REPUDIATED THE CHARGES in court, presenting proof of the company's solvency. He also produced evidence that the state's independent examiner was on the payroll of four competing sureties! The claims against USF&G were promptly dropped and its reputation restored.

USF&G BECAME THE TOP SELLING SURETY IN AMERICA IN 1909. Without so much as a glance backwards, Bland was already calculating the company's next move. In 1910, he further amended the company's charter to sell casualty insurance, a field in which few companies prospered, and even fewer survived. New lines included professional liability insurance, accident and health coverages, automobile insurance, and, in 1912, workers' compensation.

AUTO INSURANCE QUICKLY BECAME USF&G'S TOP SELLING LINE, due in large part to Henry Ford's revolutionary assembly line concept in 1910. As prices plummeted, cars became affordable to many, and Bland's risky venture proved to be a gold mine.

USF&G'S FIRST 20 YEARS ARE A TESTAMENT TO BLAND'S foresight, tenacity and caring. "Capital and surplus alone do not make an insurance company strong," Bland once wrote. "If behind the company are men of character and integrity...they can pull the company through, though it may not have great resources; but if they are unable to see pitfalls until they tumble into them, they can make capital and surplus melt away like ice in July." These words would be put to the test in the company's next 20 years.

1915

LAND'S END

1916

WHEN THE UNITED STATES ENTERED THE "WAR TO END ALL WARS" in 1917, 150 USF&G employees left the company to fight overseas. John R. Bland met with each man, shaking hands, patting backs, and promising a job when they returned. His secretary recalled that when the last man left his office, he broke down and wept.

TWO YEARS LATER, THE FIRST WORLD WAR DREW TO A CLOSE and the nation entered a period of profound economic revitalization. USF&G's business skyrocketed, and in 1921 it became the top-selling casualty and surety carrier in the country.

IN 1923, JOHN R. BLAND DIED, AND THE BOARD OF DIRECTORS elected his son, R. Howard Bland, as the company's new president. R. Howard inherited his father's shrewdness and timing. When the Chrysler Corporation unveiled a plan to sell cars with free insurance, he led an industry battle against the scheme. Rather than lock horns, Bland suggested the auto company be given the green light--if it licensed its salespeople as insurance agents. It was a clever strategy compelling Chrysler to abandon its plans.

R. HOWARD BLAND GREATLY EXPANDED THE COMPANY'S product lines. A limited product liability policy covering bakeries, candy manufacturers and soft drink bottlers was introduced in 1922. Credit insurance was offered in 1924, and aviation insurance--through an industry pool--in 1928.

BLAND ALSO GRADUALLY MOVED THE COMPANY into the mortgage guaranty business, a risky line covering banks against the non-payment of mortgage loans. He also presided over the company's development, in 1928, of the industry's first installment premium plan for automobile owners, a revolutionary concept that stirred sales and inspired other carriers to copy it.

THE COMPANY'S PARTNERSHIP WITH INDEPENDENT agents was strengthened by Bland's capitalization of the F&G Fire Corporation in 1929. The agents had clamored for a way to offer customers both property and casualty insurance for their automobiles. Although carriers were prohibited from selling both coverages, Bland's establishment of a separate subsidiary allowed the agents access to full coverage.

USF&G WAS GROWING FAST. EACH YEAR from 1923 to 1929 the company reported a significantly larger volume of business. And then, on October 28, 1929--"Black Friday"--the once-booming stock market imploded, and the Roaring Twenties shuddered to a close. Within 24 hours of the crash, USF&G's investment portfolio, as did those of most businesses, depreciated $2.4 million.

IN THE GREAT DEPRESSION THAT FOLLOWED, the company's premiums sharply contracted and its cash flow dried to a trickle. More worrisome was its $50 million mortgage guaranty liability. As homeowners lost their jobs, many could no longer pay their mortgage loans. When the homeowners defaulted, the banks turned to their insurers.

BLAND ESTABLISHED A SEPARATE FACILITY to handle the rapid depletion in the company's mortgage reserves and oversee the enormous volume of real estate falling into its hands. The Latin-named subsidiary, Finisterre Inc., had an optimistic title: "Land's End."

MORTGAGE LOSSES INTENSIFIED. Unable to devise a bail-out strategy, the board of directors turned to E. Asbury Davis, a nationally respected tobacco entrepreneur, to lead the troubled company. Davis was a financial wizard with influential contacts in Washington and other circles. His personal reputation convinced the Reconstruction Finance Corporation, a federal credit agency, to lend USF&G nearly $5 million to help pay off its outstanding mortgage debts.


DAVIS ALSO CUT EXPENSES, TRIMMED THE WORK force and lowered salaries. The company hung by its fingernails, hoping for a turnaround. Then, in the summer of 1934, thanks to Franklin Delano Roosevelt's Public Works Project, USF&G showed an underwriting profit. FDR's "New Deal" program of building roads, dams and bridges generated a wealth of new contract bond business, and USF&G finally reached Land's End.

DAVIS CHARACTERISTICALLY THANKED the company's independent agents and staff for seeing it through the bleak times. "Looking back over the years of the Depression, one thing stands out--the loyalty and cooperation [of] every manager and agent and employee," Davis wrote in 1934.

THAT YEAR, AT THE AGE OF 62, DAVIS TRAVELLED CROSS-COUNTRY to inspect USF&G's 17 branch offices and meet with agents. The trip would solidify the company's commitment to a decentralized distribution network, and compel Davis in later years to greatly increase the number of its branch offices.

USF&G ENDED THIS ERA WITH ITS FIRST VENTURE into national advertising. In August 1936, the company unveiled a full-page ad in Time magazine. Not surprisingly, it celebrated the importance of independent agents.

1935

BREAKING NEW GROUND

1936

HAVING ACCOMPLISHED THE SEEMINGLY IMPOSSIBLE--hoisting USF&G out of the quicksand of the Great Depression--E. Asbury Davis earned the unflinching loyalty and respect of the company's employees, branch office personnel and the 9,000 independent agents representing it.

IN THE LATE 1930S, DAVIS FOCUSED THE COMPANY on steady, stable growth through sales of existing products. Contests awarding top-selling agents and branches with cash and other prizes were launched, including the Davis Cup, which pitted branches against each other in a race to achieve the highest percentage increase in annual premium volume.

WHEN RISING AUTOMOBILE LOSSES TUGGED AT THE BOTTOM LINE, Davis instituted a series of regional branch office conferences in the summer of 1943 to discuss the situation. The company introduced a Safe Driver Reward Plan, an innovative program guaranteeing a 15 percent premium refund to claims-free drivers.

AFTER THE UNITED STATES ENTERED WORLD WAR II, F&G Fire, the company's property insurance subsidiary, joined other insurers marketing war damage insurance, a new policy protecting businesses and homeowners against losses from an enemy attack. The premium volume was substantial, and losses, thankfully, were nil.

FIVE HUNDRED USF&G EMPLOYEES SERVED THE NATION during the war, ten of whom did not return. At home, the company enlarged its national advertising program, printing patriotic ads emblazoned with its new slogan: "Consult your insurance agent or broker as you would your doctor or lawyer." USF&G's School of Insurance, instituted by Davis in 1935, was closed for the duration.

IN 1945, DAVIS INSTITUTED THE COMPANY'S FIRST RETIREMENT and pension plans. A year later, with the war ended, the company celebrated its 50th anniversary. Each employee was presented with a medallion commemorating the achievement.

USF&G'S BUSINESS SOARED IN THE POSTWAR YEARS. From 1946-1950, the company reported a doubling of premium volume and a 50 percent increase in asset value. Its top line was auto insurance, which represented 37 percent of its premium volume in 1947. Another big market was glass insurance; through much of the 1940s, USF&G was the premier glass underwriter in the nation.

THE BOOMING ECONOMIC PROSPERITY OF THE POSTWAR years trickled down to consumers, many now with the means to buy a home, start a business or own two cars. A more customer-responsive insurance industry materialized, and many companies began blending different coverages into package policies. At the forefront was USF&G.

IN 1948, THE COMPANY INTRODUCED ITS "MAIN STREET" insurance package, a comprehensive policy for the average retail store. The law barring insurance companies from selling both property and casualty insurance was lifted in 1950, and USF&G and F&G Fire merged the following year. The intellectual clout of executives from both companies in the same building quickened the development of package policies, culminating in the introduction of USF&G's original homeowners insurance policy in 1954.

IN THE LAST FIVE YEARS OF HIS PRESIDENCY, Davis increasingly delegated responsibilities to several senior executives, three of whom--Charles Phillips, Bill Pullen and Walter Jeffery--would succeed him as president.

PULLEN MANAGED THE COMPANY'S AGENCY AND DEVELOPMENT Department in Baltimore, and believed USF&G could serve its agents better by strengthening the branch office system. In a report to Davis, Pullen suggested an increase in the number of branches, and fuller underwriting authority for each branch. Davis agreed, and by 1950, more than 50 USF&G branch offices dotted the country.

IN 1955, THE COMPANY HAD BECOME ONE of the country's largest insurance concerns. Under Davis' 23-year stewardship, USF&G's capital increased from $10 million to more than $100 million. Its net premiums increased from $30 million to more than $200 million. The company went from being broke to breaking records.

AS THIS PROSPEROUS ERA IN THE COMPANY'S HISTORY drew to a close in 1955, USF&G's new president, Charles Phillips, established a Research and Review Department to scrutinize the company's operational procedures. The new department would play an important role in the company's evolution, particularly in relation to the use of computers to simplify the processing of data.

PHILLIPS WAS AN ARDENT DEFENDER OF THE INDEPENDENT agency system, during a period when this mode of product distribution was first challenged by companies with captive agent sales forces. In 1956, he devoted USF&G's entire advertising budget to publicizing the American Agency System, which he called the "safest, strongest, soundest method yet for safeguarding persons and property through insurance." In later years, the company's partnership with agents would undergo similar tests of faith and loyalty.

1955

UPS AND DOWNS

1956

IN THE LATE-FIFTIES TO EARLY-SIXTIES, USF&G BECAME a modern corporation. The company increased its reliance on automation to reduce back-office data processing, focused its products to better fit the needs of the marketplace and further decentralized its management functions.

WHILE OTHER INSURERS SOUGHT BUSINESS FROM VERY LARGE corporations, USF&G concentrated on medium and smaller businesses. A comprehensive policy covering the motel industry, for example, was introduced in early 1961. The building of the interstate highway system in the 1950s fueled the creation of 20,000 new motels during the decade, and USF&G targeted this burgeoning market.

BILL PULLEN BECAME THE COMPANY'S PRESIDENT IN 1959, bringing with him a new style of leadership: more casual and personable with agents and employees, running the company's affairs over the telephone, and traveling the nation by jet. Pullen considered agency relations his top priority as president, and his amiable personality served to strengthen the company's bond with agents.

USF&G BECAME A MULTI-LINE INSURER IN 1959, upon the capitalization of the Fidelity and Guaranty Life Insurance Company. Pullen stated that the new subsidiary was an "extension" of USF&G to better service agents, who had clamored for additional products to cross-market to customers. F&G Life also promised additional cash flow for investment purposes, at a time when stock values were booming.

THE DEVELOPMENT OF MARKET-SPECIFIC, customer-oriented package policies proliferated in the 1960s. The introduction of USF&G's Special Multi-Peril (SMP) series, a group of package policies addressing diverse middle markets, such as schools, apartment complexes and office buildings, generated enormous revenue. Walter Jeffery, USF&G's new president in 1962, attributed the surge in USF&G's commercial premium volume from 1960 to 1965 to broad acceptance of the SMP series. Revenue skyrocketed from $55.6 million to more than $500 million over the period.

WHILE PACKAGE POLICIES REPRESENTED NEW AVENUES OF PREMIUM growth for the company, auto insurance remained its top line, accounting for roughly 40 percent of overall premium volume during the sixties. Losses, however, were significant, and the line was barely profitable for many insurers. In 1969, as accidents and injuries reached alarming levels, leading insurers, including USF&G, formed the Insurance Institute for Highway Safety, an auto safety organization. Its formation marked the industry's leadership role in auto safety promotion, a position it still holds today.

WHEN WILLIFORD GRAGG TOOK THE HELM of the company in March 1970, inflation and a soft insurance market darkened USF&G's prospects. In 1973, interest rates climbed into the double digits for the first time in decades, and the country confronted its worst recession since the Great Depression.

AS OTHER CARRIERS LOWERED PRICES to compensate for the economic uncertainty, Gragg held the line. Although concerned at this direction, most agents stuck with the company through the grim period. Their loyalty stemmed from respect for Gragg, a former manager in the company's Agency and Development Department. Like Pullen, Gragg regarded agents as USF&G's "principal asset," he once said.

THE SITUATION WORSENED FOR USF&G. The steady decline of the stock market in 1974 materially weakened USF&G's surplus position, and its capital and surplus sank an average of $1 million a day. By year end, the company's portfolio of preferred and common stocks had depreciated more than $260 million, a 34 percent drop. The entire industry suffered, losing more than $2.5 billion in premium volume in 1974, an unprecedented decline.

GRAGG RESISTED PLEAS FROM AGENTS AND BRANCH PERSONNEL to lower prices. To stem the investment losses, he altered the company's traditional investment strategy, putting all assets in fixed securities. The company also sold $22 million of preferred and common stock to bolster its rapidly deteriorating cash position.

IN 1976, THE COMPANY'S FORTUNES BRIGHTENED. The soft market hardened, and those insurers that had lowered prices appreciably lost market share when they again raised them significantly. Gragg's leadership of the company during the difficult period was widely recognized and he was named one of the "top ten CEOs in America" by Financial World magazine. Characteristically, Gragg gave credit for the company's fortitude during the crisis to its 6,500 independent agents, calling them "the most professional in our industry."

1975

A NEW DIRECTION

1976

THE HARDENING OF THE PROPERTY/CASUALTY INSURANCE market in 1976 significantly improved USF&G's financial condition. In 1977, the company's premium volume surged 26 percent to $1.6 billion, and every line of business reported a profit. The next two years, 1978 and 1979, it garnered the highest underwriting profits in the insurance industry. As the company entered the 1980s, it was widely regarded as one of the top insurance carriers in the nation.

IN MAY 1978, JACK MOSELEY WAS ELECTED PRESIDENT. The company's partnership with agents was fortified through its charter membership in the Joint Agency/Company Marketing program, a multi-million dollar campaign to promote the American Agency System. Moseley also developed the company's first agency perpetuation plan, a program providing analysis, planning and financial assistance to agents.

AS A NEW SOFT MARKET EMERGED IN 1979, Moseley resisted the temptation to lower prices. It was a prudent direction that increased premium volume in nearly all classes of USF&G's business. The company's record capital and surplus gave Moseley the leverage to diversify its scope and, over the next five years, USF&G branched out into a variety of noninsurance fields. It also enlarged its advertising budget to increase name recognition.

THE NONINSURANCE VENTURES WERE NEVER SUCCESSFUL. The only productive diversification was the capitalization of a property/ casualty reinsurer, F&G Re, in 1984. F&G Re continues to be a leader in the reinsurance arena.

NEWS OF THE COMPANY'S DETERIORATING FINANCIAL CONDITION sent its stock price tumbling, and few industry analysts believed it could survive. In November 1990, the board of directors--for the second time in the company's history--turned to someone outside the insurance industry to head the troubled company.

USF&G'S NEW LEADER, NORMAN P. BLAKE, JR., WAS RESPECTED as a builder of businesses, having successfully revived the prospects of Fuji Bank's Heller International. Blake's first three months in office were a profound period of corporate introspection, spent with company managers, outside consultants and scores of employees in Baltimore and from around the country.

IN FEBRUARY 1991, AS THE DESERT STORM OFFENSIVE was launched in the Persian Gulf, Blake announced a major organizational "offensive" of his own. The company abandoned unprofitable states and lines of business. Its investment portfolio was repositioned and, more importantly, its poorly performing non-insurance ventures were sold off or terminated.

WITH A NOD TO E. ASBURY DAVIS' corporate belt tightening in the 1930s, Blake also reduced the company's work force. Overall, employee ranks were halved through 1994, and several branches were consolidated or closed. Like many corporations that had expanded in the eighties, USF&G now needed to "rightsize."

THE MANY AGENTS WHO STUCK BY THE COMPANY during the crisis were rewarded with a renewed pledge of partnership. In 1991, the company introduced USF&G's National Agency Council, a coalition of agents and company personnel to provide direction on new products and marketing strategies.

AS EARLY AS 1993, THE RESTRUCTURING BEGAN to have a positive impact on USF&G's financial situation. The company reported $168 million in net income, compared with $29 million in 1992. The strategy was clear: USF&G would compete in those markets in which it could make a profit, guided by specific core values of customer first, innovation, professionalism, integrity and teamwork.

ITS WIDENING REPUTATION INSPIRED SOME OF THE BEST in the insurance business to join its ranks. Their cultivation of unique approaches guided USF&G to focus on four distinct operations: Commercial Lines Middle Market Insurance; Family and Business Insurance; Specialty Insurance, such as reinsurance and surety; and Life Insurance.

THE COMPANY'S ACQUISITIONS IN 1995 OF DISCOVER RE, which serves the needs of the alternative risk transfer market, and Victoria Financial, which broadens the company's personal auto insurance line to include nonstandard coverages, exemplify its new direction. New business start-ups, such as its new excess and surplus property/casualty operation and insurance services operations, are other avenues of future growth.

THE COMPANY THAT WAS FOUNDED ON AN UNMET NEED to guarantee attorneys enters its next century with as much, if not more, dedication to innovation and character. Its partnership with independent agents remains as vital to its future as it has been to its past. And its mission--as it always has been--resounds clearly: To be the best.

1995

BUSINESS OVERVIEW
--------------------------------------------------------------------------------
                                                  Target Markets


Property/Casualty Operations - 85% of total revenues
================================================================================

Family and Business
Insurance Group (FBIG) - 39% NWP*
         Small Business                           oSmall businesses:
                                                    Service, retail, wholesale,
                                                    contracting, office


         Personal Lines                           oIndividuals/families
                                                   insuring\:
                                                    Homes and home businesses,
                                                    condominiums, automobiles,
                                                    personal articles,
                                                    watercraft



--------------------------------------------------------------------------------
Commercial Lines                                  oMid-to-large sized business:
Middle Market Group - 35% NWP*                      Contractors, manufacturers,
         Middle Market Operations                   technology, financial
                                                    institutions,
                                                    municipalities, educational
                                                    institutions,
                                                    transportation/distribution,
                                                    large real estate




         Excess & Surplus Lines--                 oUnique/unusual risks
         Property and Casualty                    oSpecialty markets



--------------------------------------------------------------------------------
Specialty Businesses - 26% NWP*

F&G Re                                            oBroker markets for
                                                   international and domestic
                                                   companies



Discover Re                                       oAlternative risk transfer
                                                   market:
                                                    Self-insureds, captive
                                                    insurance companies, risk
                                                    retention groups


Surety                                            oContractors
                                                  oDomestic and international
                                                   commercial businesses





Life Insurance Operations - 14% of total revenues
================================================================================
F&G Life                                          oStructured settlement
                                                   candidates
                                                  oTeachers (K through 12)
                                                  oIndividuals age 45-64,
                                                   pre-retirees
                                                  oSeniors age 65 to 85

*Percentage of net written premium (NWP) is estimated, based on 1995 property/casualty premium.

                                                         Products
================================================================================
                                                  oBusinessowners' policies
                                                  oProperty and inland marine
                                                  oGeneral, umbrella liability
                                                  oCommercial auto
                                                  oWorkers' compensation


                                                  oStandard and nonstandard auto
                                                  oProperty
                                                  oPersonal excess
                                                  oWatercraft



--------------------------------------------------------------------------------
                                                  oGeneral, umbrella, and
                                                   professional liability/E&O
                                                  oPrimary, excess and highly
                                                   protected risk property,
                                                   inland marine and boiler
                                                  oCommercial auto
                                                  oWorkers' compensation
                                                  oFidelity, crime, kidnap and
                                                   ransom
                                                  oDirectors & officers
                                                   liability




                                                  oCatastrophe risk
                                                  oExcess/umbrella
                                                  oDeductible/self insured risk
                                                  oSpecialty program business

--------------------------------------------------------------------------------


                                                  oTraditional and finite risk
                                                   products specialized to meet
                                                   requirements

                                                  oInnovative insurance and
                                                   reinsurance solutions:
                                                    Automobile liability,
                                                    general liability, umbrella
                                                    liability, workers'
                                                    compensation, property


                                                  oConstruction bonds
                                                  oJudicial, public official,
                                                   and miscellaneous bonds




================================================================================
                                                  oStructured settlements
                                                  oTax-sheltered annuities
                                                  oSingle and flexible premium
                                                   deferred annuities
                                                  oTerm and universal life
                                                  oPayout annuities

                                                  1995 Accomplishments



================================================================================
                                                  oDeveloped dedicated FBIG
                                                   field organization
                                                  oStabilized premuims, improved
                                                   expense ratio, and reduced
                                                   loss ratio
                                                  oLaunched state-of-the-art
                                                   Business Foundation Series
                                                   (BFS) product and information
                                                   systems platform
                                                  oCompleted "Family Reunion
                                                   Tour" to build enthusiasm
                                                   with 1,400 key agents
                                                   nationwide
                                                  oFormulated long-term
                                                   organizational vision for
                                                   Centers for Agency Services
                                                   (CAS)
                                                  oAccelerated Personal Lines
                                                   insurance to value program


--------------------------------------------------------------------------------
                                                  o9% growth in net written
                                                   premium*
                                                  oExpanded penetration of
                                                   proprietary programs:
                                                   "Blueprint" Contractors
                                                   Program, "Precision Design
                                                   Program" for Manufacturers,
                                                   "Visionary" Technology
                                                   Program, "Tier One" Financial
                                                   Institutions Program,
                                                   "Community Link"
                                                   Municipalities Program, "A+"
                                                   Education Program,
                                                   "Extra Mile" Trucking
                                                   Program, "Cornerstone" Real
                                                   Estate, "Market Link"
                                                   Wholesalers Program


                                                  oEstablished - E&S Casualty
                                                   Operation
                                                  oExpanded E&S Property
                                                   Operation

--------------------------------------------------------------------------------
                                                  oGrew net written premium by
                                                   23%
                                                  oIncreased international
                                                   business by 33%
                                                  oCompleted licensing of
                                                   Lloyd's of London syndicate


                                                  oBegan distribution of
                                                   property and workers'
                                                   compensation products
                                                  oExpanded geographically/
                                                   established branches in
                                                   Pittsburgh and San Francisco
                                                  o17.7% ROE and combined ratio
                                                   of 92.6

                                                  oGrew net written premium by
                                                   14%
                                                  oReduced expense ratio by 5.0
                                                   points
                                                  oExpanded into international
                                                   market
                                                  oDeveloped account
                                                   segmentation strategy


                                                  oIncreased sales by 22% while
                                                   keeping expenses flat
                                                  oIncreased net income by 60%
                                                  oCommitted to outsourcing
                                                   information services and
                                                   policy administration
                                                  oContinued balance sheet
                                                   strengthening

                                                  1996 Strategic Initiatives


================================================================================
                                                  oGrow premium, attain modest
                                                   loss ratio improvement, and
                                                   continue to reduce expense
                                                   ratio
                                                  oFocus resources to better
                                                   penetrate top agencies
                                                  oExpand BFS platform to other
                                                   lines and implement
                                                   countrywide
                                                  oRoll out new products,
                                                   endorsements, and rating
                                                   tools
                                                  oComplete establishment of
                                                   three CAS
                                                  oContinue to build a high-
                                                   performance culture by
                                                   aligning selection, reward
                                                   and recognition, training and
                                                   development, and
                                                   communication initiatives
                                                   with business priorities
                                                  oIntegrate nonstandard auto
                                                   line into agency franchise


--------------------------------------------------------------------------------
                                                  oContinue penetration of high
                                                   growth/high profit market
                                                   segments
                                                  oExpand multi-channel
                                                   distribution
                                                    Independent agents
                                                    Regional and national
                                                    brokers Wholesale, surplus
                                                    lines, and specialty brokers
                                                  oInternational market
                                                   extension



                                                  oEstablish - F&G Specialty
                                                   Insurance Services




--------------------------------------------------------------------------------
                                                  oContinue international
                                                   expansion by start up of
                                                   world-wide facultative
                                                   operation and investment in
                                                   new Lloyd's syndicate
                                                  oDevelop innovative market
                                                   approaches to increase
                                                   capacity

                                                  oCapitalize on product and
                                                   distribution synergy with
                                                   USF&G
                                                  oFocus on fee income
                                                   generation in soft market



                                                  oImplement small contractor
                                                   program
                                                  oExpand large account program
                                                  oIncrease international
                                                   strategic alliances



==============================================================================
                                                  oIntroduce reengineered life
                                                   insurance product portfolio
                                                  oImplement information
                                                   services and policy
                                                   administration outsourcing
                                                  oReengineer remaining company
                                                   functions

CAPITALIZATION

USF&G continued the dramatic improvement of its capital structure in 1995 through a combination of debt refinancings, repurchases and repayments, and conversion of preferred equity to common equity. As a result, annual preferred dividend requirements have been reduced, refinancing risk has been minimized, and leverage, as measured by the debt-to-equity ratio, has been improved.

Debt
USF&G issued $230 million in fixed rate debt during 1995. The proceeds were used to repay $215 million outstanding on the short-term credit facility and to purchase $15 million of other debt. During 1995, USF&G also used excess corporate cash to purchase another $18 million of debt and repaid a $12 million credit facility maintained by a subsidiary. USF&G intends to continue to use excess corporate cash to further reduce its debt balances in the future.

Preferred Equity
During 1994 and 1995, USF&G called for redemption all of its outstanding $5.00 Series C Cumulative Convertible Preferred Stock and 832,650 shares of its outstanding $10.25 Series B Cumulative Convertible Preferred Stock. Also, in 1995, holders of an additional 189,800 shares of the Series B Preferred Stock converted their shares into common stock. In total, the preferred shares converted into 23.2 million shares of common stock. As a result of these actions, preferred stock outstanding decreased from $520 million at December 31, 1993 to $227 million at December 31, 1995, and the Corporation's annual preferred dividend requirements, net of an assumed annual common dividend of $0.20 per share, have been reduced by $25 million over the past two years. Subject to certain conditions, the remaining 277,550 shares of Series B Preferred Stock issued and outstanding at December 31, 1995 are eligible for redemption in mid-1996.

Effective February 20, 1996, USF&G has a shelf registration which permits the issuance by two subsidiary trusts of up to $210 million of cumulative quarterly income preferred securities. If, subject to market conditions, these Preferred Securities are issued, the proceeds will be available for general corporate purposes, including redemption of outstanding shares of USF&G's $4.10 Series A Convertible Exchangeable Preferred Stock. This issuance would, in effect, further reduce USF&G's preferred dividend requirements by replacing the Series A Preferred Stock dividends, which are not tax-deductible, with the tax-deductible distributions of the Preferred Securities.

                                        At December 31
(dollars in millions)                1995     1994    1993
================================================================================
Debt:
  Current/short-term              $    80  $   227  $  413
  Long-term                           527      401     214
--------------------------------------------------------------------------------
     Total debt                       607      628     627
--------------------------------------------------------------------------------
Shareholders' equity:
  Preferred equity                    227      396     520
  Common equity                     1,757    1,045   1,036
--------------------------------------------------------------------------------
     Total shareholders' equity     1,984    1,441   1,556
--------------------------------------------------------------------------------
Total capitalization               $2,591   $2,069  $2,183
--------------------------------------------------------------------------------

Debt-to-equity                         31%      44%     40%
Debt-to-equity before SFAS No. 115*    35       40      46
(Debt-plus-preferred equity)-to-total
  capitalization                       32       49      53
(Debt-plus-preferred equity)-to-total
capitalization before SFAS No. 115*    36       46      58
--------------------------------------------------------------------------------
*Debt-to-Equity before effect of SFAS No. 115 and Debt-plus-Preferred Equity-to-Total Capitalization before effect of SFAS No. 115 are presented for comparison purposes only.1

[GRAPH - SEE APPENDIX TO ELECTRONIC FORMAT DOCUMENT]

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

Audit Committee
The Board of Directors maintains an audit committee of directors who are not employees of USF&G. The Audit Committee meets regularly with management, internal auditors, and independent auditors to review internal control and financial reporting matters. Both the internal and independent auditors have full and free access to the Audit Committee.

Independent Auditors
USF&G engages Ernst & Young LLP to conduct independent audits of the financial statements in accordance with generally accepted auditing standards. Their audits include reviews and tests of internal controls, transactions, and other information they consider necessary to express an opinion on the financial statements.


/s/ NORMAN P. BLAKE, JR.               /s/ DAN L. HALE

Norman P. Blake, Jr.                   Dan L. Hale
Chairman, President, and               Executive Vice President and
Chief Executive Officer                Chief Financial Officer

February 23, 1996


Index to Financial Information
Management's Discussion and Analysis of Financial Condition
         and Results of Operations                                    22
Eleven-Year Summary of Selected Financial Data                        42
Consolidated Statement of Operations                                  44
Consolidated Statement of Financial Position                          45
Consolidated Statement of Cash Flows                                  46
Consolidated Statement of Shareholders' Equity                        47
Notes to Consolidated Financial Statements                            48
Report of Independent Auditors                                        70

USF&G CORPORATION              Management's Discussion and Analysis of Financial
                               Condition and Results of Operations

This section provides management's assessment of financial results and material changes in financial position for USF&G Corporation (consolidated, "USF&G" or "the Corporation"), its two primary business segments - property/casualty insurance and life insurance - and its investment portfolio. Property/casualty insurance is written primarily by United States Fidelity and Guaranty Company ("USF&G Company"); life insurance and annuities are written primarily by Fidelity and Guaranty Life Insurance Company ("F&G Life"). Amounts for prior years have been restated for the mergers with Discover Re Managers, Inc. ("Discover Re"), and Victoria Financial Corporation ("Victoria Financial"), which were consummated in the second quarter of 1995 and were accounted for as poolings-of-interests. Certain prior year amounts have been reclassified to conform to the 1995 presentation. (Note: A glossary of certain terms used in this discussion can be found at the end of this section. The terms are italicized the first time they appear in the text.)

Index
 1.  Consolidated Results                                22
 2.  Property/Casualty Insurance Operations              23
 3.  Life Insurance Operations                           29
 4.  Parent and Noninsurance Operations                  31
 5.  Investments                                         31
 6.  Financial Condition                                 35
 7.  Liquidity                                           37
 8.  Legal Contingencies and Regulation                  38
 9.  Income Taxes                                        39
10.  Glossary of Terms                                   41

1. Consolidated Results
1.1. Summary of net income
--------------------------------------------------------------------------------
The table below shows the major components of net income.

(in millions)                        1995     1994    1993
================================================================================
Income from operations before
  realized gains, facilities exit
  (costs)/sublease income, income
  taxes and cumulative effect of
  adopting new accounting
  standards                          $182   $  135    $ 97
Net realized gains on investments       7        5       6
Facilities exit (costs)/sublease income 6     (183)     --
Income tax benefit                     14      280      27
Income from cumulative effect of
  adopting new accounting standards    --       --      38
--------------------------------------------------------------------------------
  Net income                         $209   $  237    $168
--------------------------------------------------------------------------------

The following table shows the components, by major business segment, of income from operations before realized gains, facilities exit (costs)/sublease income, income taxes and cumulative effect of adopting new accounting standards.

(in millions)                        1995     1994    1993
================================================================================
Property/casualty insurance          $240     $201    $186
Life insurance                         27       14      (6)
Parent and noninsurance               (85)     (80)    (83)
--------------------------------------------------------------------------------
Income from operations before
  realized gains, facilities
  exit (costs)/sublease income,
  income taxes and cumulative
  effect of adopting new
  accounting standards               $182     $135    $ 97
--------------------------------------------------------------------------------

Property/casualty insurance segment income from operations before realized gains, facilities exit (costs)/sublease income, income taxes and cumulative effect of adopting new accounting standards increased $39 million from 1994 to 1995 due to premium growth and improved underwriting results. The life insurance segment's $13 million improvement from 1994 to 1995 was due to the combined effects of higher product sales and improved spreads on annuity products. Property/casualty insurance segment underwriting results and life insurance segment sales and spreads were also key factors in the improvement from 1993 to 1994.

Net income in each of the three years includes income tax benefits primarily related to the recognition of deferred tax assets (refer to Section 9 of this Analysis).

Other items affecting net income include a $183 million charge in 1994 related to the planned consolidation of the Corporation's Baltimore headquarters facilities (refer to Section 1.2 of this Analysis), and, in 1993, $90 million of income from the cumulative effect of adopting new accounting standards related to income taxes and a $52 million loss from the cumulative effect of adopting new accounting standards related to postretirement benefits.

1.2. Facilities exit costs/sublease income
--------------------------------------------------------------------------------
As a result of USF&G's restructuring activities in the early 1990s and ongoing efforts to improve the overall cost effectiveness of the Corporation, USF&G's available headquarters office space significantly exceeds its needs, particularly at the office building ("the Tower") in downtown Baltimore. USF&G sold the Tower in 1984 and subsequently leased it back. From 1991 through 1994, the total headquarters staff decreased by approximately 28 percent, including a 48 percent decrease in the number of employees who are located at the Tower. During 1994, USF&G developed and committed to a plan to consolidate its Baltimore headquarters facilities. The plan encompasses relocating all USF&G personnel currently residing at the Tower to the Mount Washington facilities in Baltimore which USF&G owns. The lease on the Tower, which expires in September 2009, will not be terminated. Approximately 30 percent of the Tower is currently sublet and USF&G intends to sublet the remaining space as it is vacated.

Implementation of the plan began in January 1995 and is generally proceeding as originally planned. During 1995, $3 million of improvements were made to the Mount Washington facilities. An additional $17 million is expected to be spent in 1996 in order to ready the Mount Washington facilities for the Tower personnel. These costs will include the construction of an additional parking garage, which began in February 1996. The relocation of the majority of Tower personnel is expected to begin in the third quarter of 1996 and be completed by the end of the year.

The facilities exit costs of $183 million recorded in 1994 represent the present value of the rent and other operating expenses estimated to be incurred under the Tower lease from the time USF&G vacates the Tower through the expiration of the lease in 2009. These costs did not consider any potential future sublease income, as such income was neither probable nor reasonably estimable at that time. During 1995, the liability for facilities exit costs was increased by $16 million due to the amortization of the present value discount and was reduced by $10 million of rent and other operating expenses which were paid in 1995 but were recognized in the 1994 charge.

To the extent that additional or extended subleases are subsequently negotiated, the present value of income to be received over the term of those subleases is recognizable in the period such income becomes probable and reasonably estimable. Net income for 1995 includes $6 million of sublease income recognized as a result of USF&G's renegotiation of a sublease with an existing tenant in the first quarter of 1995.

2. Property/Casualty Insurance Operations

Property/casualty insurance operations, the principal business segment, accounted for 85 percent of USF&G's revenues in 1995, 1994 and 1993, and 68 percent of its assets at December 31, 1995 and 1994, compared with 67 percent at December 31, 1993. Financial highlights for this segment are as follows:

(in millions)                        1995     1994    1993
================================================================================
Premiums written*                  $2,563   $2,389  $2,502
Premiums earned*                    2,492    2,356   2,392
Net underwriting losses              (156)    (202)   (229)
Net investment income                 438      429     437
Income from operations before
  realized gains, facilities exit (costs)/
  sublease income, income taxes and
  cumulative effect of adopting new
  accounting standards                240      201     186
--------------------------------------------------------------------------------
*See Glossary of Terms

Improved underwriting results were the primary reason for the increase in property/casualty income in 1995 when compared with 1994 and 1993 (refer to Section 2.2 of this Analysis). The increase in net investment income is primarily attributable to the property/casualty segment's share of earnings from an equity investment in RenaissanceRe Holdings, Ltd. ("RenaissanceRe"), a property reinsurance company in Bermuda (refer to Section 5.1 of this Analysis).

2.1. Premiums earned
--------------------------------------------------------------------------------
Premiums earned totaled $2.5 billion in 1995, compared with $2.4 billion in 1994 and 1993. The table below shows the major components of premiums earned and premiums written.

                            1995             1994             1993
                          Premiums         Premiums         Premiums
(in millions)          Earned  Written  Earned  Written  Earned  Written
================================================================================
Branch Office Voluntary
  Production:
  Direct               $2,003   $2,087  $1,919   $1,968  $1,949   $1,929
  Ceded reinsurance      (154)    (154)   (150)    (162)   (124)    (124)
--------------------------------------------------------------------------------
Net branch office
  voluntary             1,849    1,933   1,769    1,806   1,825    1,805
Pools and associations     75       51     124      107     197      179
Nonstandard auto*          52       51      51       50      49       53
Alternative risk
  transfer*                25       27      22       27      16       20
Other premium
  adjustments               1      (11)     (5)     (16)     --       42
--------------------------------------------------------------------------------
Total primary           2,002    2,051   1,961    1,974   2,087    2,099
Assumed reinsurance       490      512     395      415     305      403
--------------------------------------------------------------------------------
Total segment          $2,492   $2,563  $2,356   $2,389  $2,392   $2,502
--------------------------------------------------------------------------------
*See Glossary of Terms

Direct voluntary premiums written increased six percent in 1995 in response to management's strategies to grow business in targeted market segments, particularly commercial lines and surety. Premiums written from involuntary pools and associations have decreased 57 percent since 1993, as USF&G continues to reduce exposure in these unprofitable markets. Assumed reinsurance premiums written continued to grow in 1995, up 23 percent from 1994, as USF&G penetrated further into international reinsurance markets. In 1995, international business produced $223 million in assumed reinsurance premiums written, compared with $167 million in 1994 and $80 million in 1993.

2.2. Underwriting results
--------------------------------------------------------------------------------
Underwriting results represent premiums earned less incurred losses, loss expenses and underwriting expenses. It is not unusual for property/casualty insurance companies to have underwriting losses that are offset by investment income.

Underwriting gains (losses) by major business category are as follows:

(in millions)                        1995     1994    1993
================================================================================
Commercial lines                    $(139)   $(183)  $(225)
Personal lines                        (77)     (62)    (29)
Surety                                 16        3      (6)
Alternative risk transfer               1       --      (1)
--------------------------------------------------------------------------------
Total primary                        (199)    (242)   (261)
Assumed reinsurance                    43       40      32
--------------------------------------------------------------------------------
  Net underwriting losses           $(156)   $(202)  $(229)
--------------------------------------------------------------------------------

Voluntary                           $(143)   $(181)  $(178)
Involuntary                           (13)     (21)    (51)
--------------------------------------------------------------------------------
  Net underwriting losses           $(156)   $(202)  $(229)
--------------------------------------------------------------------------------

Consolidated property/casualty underwriting ratios, calculated based on generally accepted accounting principles ("GAAP") and statutory accounting practices, are as follows:

                                     1995     1994    1993
================================================================================
GAAP Underwriting Ratios:
  Loss ratio*                        72.3     73.9    75.4
  Expense ratio*                     34.0     34.6    34.2
  Combined ratio                    106.3    108.5   109.6
Statutory Underwriting Ratios:
  Loss ratio*                        72.4     73.1    75.3
  Expense ratio*                     33.4     34.8    33.5
  Combined ratio                    105.8    107.9   108.8
--------------------------------------------------------------------------------
*See Glossary of Terms

Statutory underwriting ratios exclude the effects of policyholder dividends which, if included, would increase the ratios by 0.3 each year.

Underwriting results improved $46 million from 1994 to 1995 and $27 million from 1993 to 1994. The improvements are attributable to management's actions to improve product/market mix, apply strict underwriting standards, and control underwriting and loss adjustment expenses. The statutory combined ratio has improved 3.0 points since 1993, 2.8 points when catastrophe losses are excluded. The overall improvement of $38 million in involuntary underwriting results since 1993 reflects management's actions to reduce exposure to involuntary business in states with substantial involuntary market burdens. While management will remain focused on controlling involuntary underwriting losses, actual losses tend to be volatile and opportunities for additional improvement are expected to be fewer than those realized in previous years.

Management continues to focus on maintaining and improving product pricing, although intense competitive pressures in the property/casualty insurance industry, especially in the pricing of commercial lines products, are expected to limit the extent of improvement in underwriting results. In 1996, management will also continue to develop strategies to improve underwriting results by further penetrating target markets, expanding new products and services, and enhancing underwriting and customer service structures through improved technology and other process improvements.

Middle Market and FBIG
In 1995, with the goal of continuing the improvement in underwriting results, USF&G realigned its product segments. The change recognizes the distinctly different strategies of growth and profitability in middle market commercial insurance compared with personal and small business insurance. This realignment resulted in the formation of the Commercial Lines Middle Market Group ("Middle Market") and the Family and Business Insurance Group ("FBIG"). The groups are differentiated based on the basic drivers of the respective businesses: product and distribution.

Product-driven businesses, such as the Commercial Lines Middle Market Group, are generally characterized by a higher risk/higher return book of business. Middle Market focuses on providing superior value-added products and highly specialized underwriting and risk management capabilities to reach discrete market segments.

FBIG is principally a distribution-driven business, generally characterized by a lower risk/lower return book of business which can generate a stable and consistent source of earnings. FBIG's products are commodity-like, in that pricing, cost competitiveness and efficient processing are critical in gaining and retaining customers and favorable underwriting results. The similarities in the customer base, types of service and processing functions between personal lines and small market commercial lines led to the integration of these lines into one group in order to capitalize on the operational and market synergies.

During 1995, the Corporation initiated plans to upgrade its information technology systems, including agency interfaces, underwriting workstations, and policy and claims processing systems. This higher degree of automation is expected to increase the efficiency of FBIG's distribution-driven business, while enhancing Middle Market's service capabilities. In January 1996, in conjunction with these technological initiatives, the Corporation announced plans to open a national claims reception center. The center, which is expected to open in September 1996, will provide toll-free, 24-hour claim reporting service to customers and agents throughout the United States. This centralized claims processing is expected to improve claims service and benefit loss adjustment expenses. While these initiatives are expected to result in cost savings and competitive advantages over the long-run, in the near future, overall technology costs will increase as systems development continues.

Based on 1995 premiums written, Middle Market and FBIG are estimated to represent 35 percent and 39 percent, respectively, of total property/casualty premiums. As 1995 was the transition year for these new business groups, comparable financial data reflecting each group's results for 1995 and prior years is not available; therefore, the following discussion and analysis of underwriting results follows the traditional product lines segmentation.

Commercial Lines
Commercial lines products include property, auto, inland marine, workers' compensation, and general and umbrella liability coverage for businesses and governmental entities, and fidelity and financial institution bonds for banks, stockbrokers and credit unions.

The following table shows premiums written and statutory underwriting ratios for commercial lines:

(dollars in millions)                1995     1994    1993
================================================================================
Premiums Written:
  Branch office voluntary direct   $1,338   $1,231  $1,184
  Other, net of ceded reinsurance     (66)     (11)     82
--------------------------------------------------------------------------------
     Net premiums written          $1,272   $1,220  $1,266
--------------------------------------------------------------------------------
Statutory Underwriting Ratios:
  Loss ratio                         74.7     77.4    82.6
  Expense ratio                      35.6     36.3    34.7
  Combined ratio                    110.3    113.7   117.3
--------------------------------------------------------------------------------

Commercial lines branch office voluntary direct premiums written increased nine percent in 1995, compared with a four percent increase in 1994. The increase is the result of new business growth in targeted specialty middle market products, including excess property, inland marine, municipalities and financial institutions. Premium from specialty middle market commercial lines represented 21 percent of commercial lines direct premium in 1995, compared with 16 percent and 11 percent in 1994 and 1993, respectively, and is expected to grow in future years.

Underwriting results in the commercial lines category improved $44 million over 1994 and $42 million from 1993 to 1994. The statutory combined ratio for commercial lines improved 3.4 points in 1995 from 1994 and 3.6 points in 1994 from 1993. This improvement is attributable to the implementation of strategies to improve the mix of business and control expenses while maintaining strict underwriting standards and pricing discipline.

Personal Lines
Personal lines products include standard and nonstandard auto, homeowners, watercraft and personal excess insurance for individuals and families.

The following table shows premiums written and statutory underwriting ratios for personal lines:

(dollars in millions)                1995     1994    1993
================================================================================
Premiums Written:
  Branch office voluntary direct     $583     $589    $616
  Other, net of ceded reinsurance      40       25      95
--------------------------------------------------------------------------------
     Net premiums written            $623     $614    $711
--------------------------------------------------------------------------------
Statutory Underwriting Ratios:
  Loss ratio                         76.3     73.8    70.7
  Expense ratio                      35.6     36.4    33.2
  Combined ratio                    111.9    110.2   103.9
--------------------------------------------------------------------------------

Personal lines branch office voluntary direct premium has declined only one percent in 1995, after declining four percent in 1994, as management balanced growth in certain targeted markets against strategies to selectively exit other markets and reduce exposure to certain catastrophe-prone geographic areas. In 1994, the net premium decrease resulted from management's plans to improve the agency force and exit certain involuntary markets, and from increased ceded reinsurance.

On May 22, 1995, USF&G consummated its merger with Victoria Financial, an insurance holding company which specializes in nonstandard personal lines auto coverage. In the second half of 1995, competition in the nonstandard auto market intensified, adversely affecting the results for the nonstandard auto line, which produced an underwriting loss of $8 million in 1995, compared to losses of $2 million in 1994 and $1 million in 1993. Management believes that, in the future, this merger will allow USF&G to enhance premium retention and grow the personal lines business through an expanded product portfolio.

Surety
The surety segment provides contract and non-contract surety bonds to construction companies, commercial businesses and individuals.

The following table shows premiums written and statutory underwriting ratios for surety:

(dollars in millions)                1995     1994    1993
================================================================================
Premiums Written:
  Branch office voluntary direct     $166     $148    $129
  Other, net of ceded reinsurance     (37)     (35)    (27)
--------------------------------------------------------------------------------
     Net premiums written            $129     $113    $102
--------------------------------------------------------------------------------
Statutory Underwriting Ratios:
  Loss ratio                         36.5     38.0    49.2
  Expense ratio                      51.1     56.1    56.6
  Combined ratio                     87.6     94.1   105.8
--------------------------------------------------------------------------------

Surety's premiums written increased 14 percent in 1995 on the strength of international writings in the contract surety product line, whereas penetration of existing domestic contract surety markets led to the 11 percent increase in premiums written in 1994. This premium growth resulted in a $13 million increase in underwriting gains in 1995, and a $9 million improvement in underwriting results in 1994. Underwriting results in 1995 also benefited from management's reconfiguration of surety's home office and field structures, which resulted in lower underwriting expenses.

Alternative Risk Transfer
On April 13, 1995, USF&G consummated its merger with Discover Re, a provider of insurance, reinsurance and related services to the alternative risk transfer ("ART") market, primarily in the municipalities, transportation, education and retail sectors. This merger facilitates USF&G's access to the ART market and, management believes, provides increased growth potential by augmenting certain of the existing core commercial lines insurance operations.

The following table shows premiums written and statutory underwriting ratios for the ART business:

(dollars in millions)                1995     1994    1993
================================================================================
Premiums written                      $27      $27     $20
--------------------------------------------------------------------------------
Statutory Underwriting Ratios:
  Loss ratio                         79.7     76.2    76.2
  Expense ratio                      12.9     22.6    23.9
  Combined ratio                     92.6     98.8   100.1
--------------------------------------------------------------------------------

The significant decrease in the expense ratio resulted from a change in the premium assumption and ceding structure of business written by Discover Re. As a result of the change, service fees, which were previously recognizable as non-underwriting income, are now classified as ceding allowances and recognized as a reduction of underwriting expenses.

With the merger completed, management's focus in 1996 will be on growing the ART business geographically and expanding its product portfolio.

Assumed Reinsurance
Reinsurance products are managed by F&G Re, Inc., a wholly-owned subsidiary of USF&G Company, and marketed through domestic and international reinsurance brokers. USF&G's assumed reinsurance business has historically produced underwriting gains.

The following table shows premiums written and statutory underwriting ratios for the assumed reinsurance business:

(dollars in millions)                1995     1994    1993
================================================================================
Premiums Written:
  Finite risk*                       $215     $180    $249
  Traditional risk                    297      235     154
--------------------------------------------------------------------------------
     Total premiums written          $512     $415    $403
--------------------------------------------------------------------------------
Statutory Underwriting Ratios:
  Loss ratio                         70.0     67.9    67.3
  Expense ratio                      21.7     22.7    24.6
  Combined ratio                     91.7     90.6    91.9
--------------------------------------------------------------------------------
*See Glossary of Terms

In recent years, large catastrophe losses, such as Hurricane Andrew in 1992 and the Northridge earthquake in 1994, increased the demand for reinsurance in both international and domestic markets. As that demand leveled off in 1995, pricing and market share became increasingly significant factors in the assumed reinsurance industry, and are expected to be so in future years. As a result, it is uncertain whether the degree of growth seen in recent years will continue. In 1996, management's emphasis will be on maintaining the quality of the book of business, while continuing to expand into international markets.

In January 1996, USF&G established a syndicate at Lloyd's of London and a related managing agency (collectively, "F&G UK") as an extension of USF&G's assumed reinsurance strategy. F&G UK will focus on expanding USF&G's portfolio of international reinsurance.

2.3. Loss reserves
--------------------------------------------------------------------------------
Selected reserves and claims information for the property/casualty segment is as follows:

(dollars in millions)                1995     1994    1993
================================================================================
At December 31:
  Net reserves                     $5,113   $5,142  $5,316
  Number of outstanding claims     76,549   81,024  91,285
--------------------------------------------------------------------------------
For the year ended December 31:
  Losses paid                      $1,831   $1,918  $2,053
  Number of new claims            312,140  342,292 352,194
--------------------------------------------------------------------------------

Net reserves have decreased four percent since 1993 as claim payments related to longer-tail exposures from previous years have more than offset new claims activity over the two-year period. The number of outstanding claims at December 31, 1995 declined by 16 percent compared with December 31, 1993, and the number of new claims reported declined 11 percent from 1993 to 1995.

USF&G categorizes long-term exposures where multiple claims relate to a similar cause of loss (excluding catastrophes) as "common circumstance claims". Common circumstance claim exposures include negligent construction, environmental, and asbestos claims.

Reserves for losses that have been reported and certain legal expenses are established on the "case basis". Bulk reserves are established in addition to the case reserves to reflect unreported claims and future development on reported claims. Total case and bulk reserves for these common circumstance claims, net of ceded reinsurance, comprise approximately ten percent of the total net property/casualty reserves for unpaid losses and loss expenses at December 31, 1995 and 1994, and eight percent at December 31, 1993.

The following tables set forth selected information for each of the categories of common circumstance claims, net of ceded reinsurance.

                            Negligent
(in millions)            Construction Environmental   Asbestos
================================================================================
Net reserves at
  December 31, 1992              $ 70          $187       $126
Losses incurred                    14            99         22
Claims paid                       (10)          (37)       (23)
--------------------------------------------------------------------------------
Net reserves at
  December 31, 1993                74           249        125
Losses incurred                    (6)          106          5
Claims paid                       (13)          (26)        (5)
--------------------------------------------------------------------------------
Net reserves at
  December 31, 1994                55           329        125
Losses incurred                     2            10         16
Claims paid                       (17)          (27)        (5)
--------------------------------------------------------------------------------
Net reserves at
  December 31, 1995              $ 40          $312       $136
--------------------------------------------------------------------------------

                                  Net Reserves at December 31
(in millions)                    1995          1994       1993
================================================================================
Negligent Construction:
  Case reserves                  $ 20          $ 18       $ 14
  Bulk reserves                    20            37         60
--------------------------------------------------------------------------------
     Total                      $  40         $  55       $ 74
--------------------------------------------------------------------------------
Environmental:
  Case reserves                 $  57         $  65       $ 61
  Bulk reserves                   255           264        188
--------------------------------------------------------------------------------
     Total                       $312          $329       $249
--------------------------------------------------------------------------------
Asbestos:
  Case reserves                 $  36         $  25       $ 45
  Bulk reserves                   100           100         80
--------------------------------------------------------------------------------
     Total                       $136          $125       $125
--------------------------------------------------------------------------------

The increase in environmental incurred losses in 1994 was primarily due to a reallocation of bulk reserves from other lines of business based on enhancements in the actuarial database with respect to such claims. In 1995, modest additions to the bulk reserves were recorded to reflect possible adverse development in the estimated ultimate value of these claims. The overall decrease in reserves for negligent construction and environmental exposures during 1995 reflects management's concentrated efforts to settle and close claims, while carefully controlling the related expenses.

Management believes that USF&G's reserve position is adequate relative to its exposure to environmental and asbestos matters. USF&G's customer base generally does not include large manufacturing companies, which tend to incur most of the known environmental and asbestos exposures. Many of USF&G's environmental claims relate to small industrial or transportation accidents which individually are unlikely to involve material exposures. In addition, USF&G has traditionally been a primary coverage carrier, having written relatively little high-level excess coverage; therefore, liability exposures are generally restricted to primary coverage limits.

In 1995, approximately 22 percent of paid environmental claims related to matters under which a USF&G insured was a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act, commonly referred to as "Superfund", but many of these PRPs were only peripherally involved. In 1994 and 1993, respectively, 28 percent and 35 percent of the environmental claims paid related to Superfund. (Refer to Section 8.5 of this Analysis.)

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

2.4. Catastrophe losses
--------------------------------------------------------------------------------
Gross catastrophe losses totaled $71 million in 1995, compared with $73 million in 1994 and $81 million in 1993. These losses, net of losses ceded to reinsurers, were $63 million in 1995, $67 million in 1994 and $68 million in 1993. Net catastrophe losses represented three percent of premiums earned in each of those years. In 1995, the primary businesses incurred catastrophe losses of $42 million, mainly from Hurricanes Erin and Opal, as well as various hailstorms, tornadoes and floods, and the April 1995 bombing of the federal building in Oklahoma City. The $21 million of net catastrophe losses incurred by the assumed reinsurance business in 1995 resulted from Hurricanes Luis and Marilyn. Net catastrophe losses in 1994 included $23 million from the Northridge earthquake in February 1994, as well as approximately $26 million from winter storms in the first quarter of that year, while 1993's net catastrophe losses included $27 million from the East Coast blizzard in March 1993.

2.5. Ceded reinsurance
--------------------------------------------------------------------------------
USF&G reinsures portions of its policy risks with other insurance companies or underwriters. Reinsurance allows USF&G to obtain indemnification against losses associated with insurance contracts it has written by entering into a reinsurance contract with another insurance enterprise (the reinsurer). USF&G pays (cedes) an amount to the reinsurer which in turn agrees to reimburse USF&G for a specified portion of any claims paid under the reinsured contracts. Reinsurance gives USF&G the ability to write certain individually large risks or groups of risks, and helps to control its exposure to losses by ceding a portion of such large risks. USF&G's ceding reinsurance agreements are generally structured on a treaty basis whereby all risks meeting certain criteria are automatically reinsured. Property catastrophe reinsurance costs were $29 million in 1995, compared with $34 million in 1994 and $30 million in 1993. Costs for 1995 and 1994 include assessments from the Florida Hurricane Catastrophe Fund of $1 million and $5 million, respectively. USF&G's property catastrophe loss retention level at December 31, 1995 is $75 million, which in the event of a second loss, is lowered to $50 million. These same levels were in effect at December 31, 1994. The loss retention level for 1993 was $50 million and did not include any second event protection.

2.6. Capacity
--------------------------------------------------------------------------------
A traditional measure of growth capacity for property/casualty insurers is the ratio of premiums written to statutory policyholders' surplus. At the end of 1995, USF&G's premium-to-surplus ratio was 1.9:1, compared with 1.5:1 at the end of 1994 and 1.6:1 at the end of 1993. The increase in 1995 is due to the reduction in the policyholders' surplus as a result of an extraordinary dividend by which USF&G Company transferred all of the capital stock of F&G Life to USF&G Corporation (refer to Section 7.3 of this Analysis). Insurance regulators generally accept a ceiling for this ratio of 3.0:1; therefore, at its current ratio, USF&G has the capacity to grow by writing new business. USF&G's growth capacity is also measured in terms of regulatory risk-based capital and certain ratios established by the National Association of Insurance Commissioners ("NAIC"). (Refer to Sections 6.4 and 8.6 of this Analysis.)

3. Life Insurance Operations
Life insurance operations (F&G Life) represented 14 percent of USF&G's total revenues in 1995, 1994 and 1993. F&G Life also represented 31 percent of the assets at December 31, 1995, compared with 33 percent at December 31, 1994 and 1993, respectively.

Financial highlights for F&G Life are as follows:

(in millions)                        1995     1994    1993
================================================================================
Sales                                $348     $286    $205
Premiums                              174      152     129
Net investment income                 306      317     321
Income (loss) from operations before
  realized gains, facilities exit
  (costs)/sublease income, income taxes
  and cumulative effect of adopting
  new accounting standards             27       14      (6)
--------------------------------------------------------------------------------

Income for the year ended December 31, 1995 improved when compared with 1994 and 1993 as a result of continued positive sales trends, improved spread management, and lower controllable expenses. Premium increases are resulting from expanded sales and marketing strategies. The declining trend in net investment income is primarily due to surrenders of single premium deferred annuities ("SPDAs") which are reducing the level of invested assets. This trend is likely to continue in 1996.

In November 1995, F&G Life committed to a plan for the outsourcing of its information services and policy administration. F&G Life entered into an eight-year contract which results in a financial commitment for F&G Life, primarily based on fixed per policy fees, of approximately $150 million (projected on current policies in force and future sales estimates). The expected benefits of the arrangement include higher customer service levels, reduced time frames to bring products to market, and access to new technologies, in addition to substantial reductions in per policy and new issue costs. F&G Life recognized $4 million of transition related costs, including employee separation costs, in the fourth quarter of 1995.

3.1. Products
-------------------------------------------------------------------------------
F&G Life's principal products are structured settlement annuities, deferred annuities (including tax sheltered annuities), immediate annuities and life insurance products. Structured settlements are immediate annuities principally sold to USF&G's property/ casualty operations in settlement of insurance claims.

Deferred annuity products accumulate cash values to which interest is credited. In 1995, deferred annuities were credited with interest rates that ranged between 4.0 and 8.6 percent, depending upon the year of issue and interest guarantee duration. The majority of deferred annuities in force were issued with initial interest guarantees from one to six years, with most of these written between 1988 and 1990 with a six-year interest guarantee. The deferred annuities also include provisions for charges if the annuitant chooses to surrender the policy (refer to Section 3.3 of this Analysis). After the interest guarantee expires, the interest crediting rates can be adjusted annually on a policy's anniversary date.

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

F&G Life also markets universal life ("UL") and term life insurance products, primarily through independent agents. UL insurance provides a death benefit for the life of the insured and accumulates cash values to which interest is credited. Term life insurance provides a fixed death benefit if the insured dies during the contractual period.

3.2. Sales
--------------------------------------------------------------------------------
The following table shows life insurance and annuity sales (premiums and deposits) by distribution system and product type:

(in millions)                        1995     1994    1993
================================================================================
Distribution System:
  Direct-structured settlements      $108    $  88    $ 66
  Brokerage                           125       94      63
  National wholesaler                  91       71      39
  Other                                24       33      37
--------------------------------------------------------------------------------
     Total                           $348     $286    $205
--------------------------------------------------------------------------------
Product Type:
  Structured settlement annuities    $108    $  88    $ 66
  Single premium deferred annuities   112       82      44
  Tax sheltered annuities              84       63      35
  Other annuities                      30       41      54
  Life insurance                       14       12       6
--------------------------------------------------------------------------------
     Total                           $348     $286    $205
--------------------------------------------------------------------------------

Sales in 1995, led by SPDAs, TSAs and structured settlement annuities, have increased 22 percent over 1994 sales and 70 percent over 1993 sales. In its effort to continue the positive trends in sales and profitability, F&G Life continues to concentrate on the expansion of its existing distribution channels while also developing other marketing networks. F&G Life also continues to develop and introduce new products in its structured settlement and SPDA lines as well as modifying current product offerings to meet customer needs. Despite F&G Life's attention to expanding its distribution channels and to product development, demand for its products is affected by fluctuating interest rates and the relative attractiveness of alternative investment, annuity or insurance products, as well as its credit ratings. As a result, there is no assurance that the improved sales trend will continue. Total life insurance in force was $11.4 billion at December 31, 1995, compared with $11.8 billion and $12.1 billion at December 31, 1994 and 1993, respectively.

3.3. Policy surrenders
--------------------------------------------------------------------------------
Deferred annuities and universal life products are subject to surrender. Nearly all of F&G Life's surrenderable annuity policies allow a refund of the cash value balance less a surrender charge. The surrender charge varies by product. Single premium deferred annuities, which represent 61 percent of surrenderable business, have surrender charges that decline from nine percent in the first policy year to zero percent by the tenth policy year. Such built-in surrender charges provide protection against premature policy surrender. Policy surrenders totaled $587 million in 1995, compared with $576 million and $211 million in 1994 and 1993, respectively. Surrender activity has increased as a result of expiring surrender charges, primarily on the investment broker block of SPDAs, as policyholders seek other investment alternatives.

During the second half of 1995 and all of 1994, management had in place a policy conservation program that provided policyholders with a competitive renewal option within F&G Life once their surrender charge period had expired. Through December 31, 1995, policyholders representing approximately 19 percent of the expiring block elected this option. An additional 25 percent of the expiring block was retained under the terms of the original contract, free of surrender charges and at short-term interest rates which are adjusted annually.

The total account value of F&G Life's deferred annuities is $2.1 billion, 21 percent of which is surrenderable at current account value (i.e., without surrender charges). The surrender charge period on $705 million of F&G Life's single premium deferred annuity products expires by the end of 1996. The experience thus far for $1.2 billion of SPDAs where the surrender charge period expired in the fourth quarter of 1993 through the fourth quarter of 1995 indicates that, on average, 56 percent of the expiring block may surrender; however, the surrender rate could differ in the future, depending on interest rates and other market influences. Management believes that F&G Life, with liquid assets to surrender value of 1.46:1 at December 31, 1995, continues to maintain a high degree of liquidity and has the ability to meet surrender obligations for the foreseeable future.

3.4. Deferred policy acquisition costs ("DPAC")
--------------------------------------------------------------------------------
Costs to acquire and issue annuities and life insurance policies are generally deferred and amortized in future periods in relationship to expected gross profits. The recoverability of these amounts is regularly reviewed by management through monitoring of surrender experience, projected spreads between product liabilities and invested assets, and other criteria.

The following table shows the components of the changes in DPAC:

(in millions)                        1995     1994    1993
================================================================================
Balance, January 1                   $224     $164    $189
Deferrals                              33       26      12
Amortization                          (30)     (21)    (10)
Change in DPAC adjustment to
  unrealized gains/losses on fixed
  maturities available for sale       (81)      63     (30)
Other adjustments                      --       (8)      3
--------------------------------------------------------------------------------
Balance, December 31                 $146     $224    $164
--------------------------------------------------------------------------------

4. Parent and Noninsurance Operations
Parent company interest and other unallocated expenses and results of noninsurance operations were as follows:

(in millions)                        1995     1994    1993
================================================================================
Parent Company Expenses:
  Interest expense                   $(42)    $(34)   $(37)
  Unallocated expense, net            (45)     (48)    (35)
Noninsurance operations                 2        2     (11)
--------------------------------------------------------------------------------
Loss from operations before realized
  gains, facilities exit
  (costs)/sublease income, income
  taxes and cumulative effect of
  adopting new accounting standards  $(85)    $(80)   $(83)
--------------------------------------------------------------------------------

The results for the parent company and noninsurance operations for 1995 show an increase in loss from operations of $5 million when compared to 1994. This increase is primarily due to an $8 million increase in interest expense as a result of the higher short-term interest rate environment and the refinancing of corporate debt in 1994 and 1995 from short-term floating to medium-term fixed rates. Unallocated parent company expenses consist primarily of facilities-related expenses and other administrative expenses not allocated to USF&G Corporation's subsidiaries. Unallocated parent company expenses are expected to decrease in future years once the Corporation has consolidated its Baltimore headquarters facilities.

5. Investments
USF&G's investment mix continues to reflect a concentration in high quality fixed-income securities. Long-term fixed maturities comprised 85 percent of total investments at December 31, 1995, compared with 83 percent and 84 percent at December 31, 1994 and 1993, respectively. Fixed maturities and total investments have increased due to unrealized gains in the available for sale portfolio. On December 4, 1995, USF&G reclassified all of its fixed maturities previously classified as "held to maturity" to "available for sale", as permitted by supplemental guidance issued by the Financial Accounting Standards Board in November 1995. The reclassification was made to allow maximum flexibility in the management of the investment portfolio without being restricted by accounting interpretations. The following table shows the distribution of USF&G's investment portfolio.

                                        At December 31
(dollars in millions)                1995     1994    1993
================================================================================
Total investments                 $11,107  $10,561 $11,474
--------------------------------------------------------------------------------
Fixed Maturities:
  Held to maturity                     --%      44%     41%
  Available for sale                   85       39      43
--------------------------------------------------------------------------------
     Total fixed maturities            85       83      84
Common and preferred stocks             1        1       1
Short-term investments                  3        4       3
Mortgage loans and real estate          8        9       9
Other invested assets                   3        3       3
--------------------------------------------------------------------------------
  Total                               100%     100%    100%
--------------------------------------------------------------------------------

5.1. Net investment income
--------------------------------------------------------------------------------
The following table shows the sources of net investment income.

(dollars in millions)                1995     1994    1993
================================================================================
Fixed maturities                     $664     $674    $725
Common and preferred stocks             4        7       9
Short-term investments                 23       14       9
Mortgage loans and real estate         46       58      41
Other investment income, net of
  interest expense on funds held       13        9     (13)
--------------------------------------------------------------------------------
Total investment income               750      762     771
Investment expenses                   (17)     (13)    (18)
--------------------------------------------------------------------------------
  Net investment income              $733     $749    $753
--------------------------------------------------------------------------------
Average Annualized Yields:
  Total investments                    6.9%    6.9%     6.7%
  Fixed maturities                     7.4%    7.3%     7.7%
--------------------------------------------------------------------------------

Investment income for the year ended December 31, 1995 decreased $16 million, or two percent, and $20 million, or three percent, when compared to 1994 and 1993, respectively. The decrease in investment income from fixed maturities is primarily due to a lower average investment base in 1995 when compared with 1994 and 1993. Interest on short-term investments has increased due to higher short-term yields and a higher investment base. Investment income from equity securities has decreased due to declining equity holdings. Included in investment income on mortgage loans and real estate for 1994 is $8 million related to timberland properties which were sold in 1994. Other investment income in 1995, 1994 and 1993 includes $26 million, $17 million, and $5 million, respectively, of income related to USF&G's share of earnings from an equity interest in RenaissanceRe. Future income from the investment in RenaissanceRe is subject to volatility and exposure to catastrophe losses and other risks inherent in the property/casualty reinsurance industry. Also included in other investment income is interest credited to funds held on assumed reinsurance contracts of $31 million, $25 million and $38 million in 1995, 1994 and 1993, respectively.

5.2. Net realized gains on investments
--------------------------------------------------------------------------------
The components of net realized gains include the following:

(in millions)                        1995     1994    1993
================================================================================
Net Gains From Sales:
  Fixed maturities                   $  6    $   3    $ 79
  Common and preferred stocks           4       --       5
  Mortgage loans and real estate        2        7       6
  Other                                18        5      --
--------------------------------------------------------------------------------
     Total net gains from sales        30       15      90
Impairments                           (23)     (10)    (84)
--------------------------------------------------------------------------------
     Net realized gains              $  7    $   5    $  6
--------------------------------------------------------------------------------

Other realized gains in 1995 and 1994 primarily relate to USF&G's equity in certain limited partnership investments. Realized gains on real estate for 1994 resulted from F&G Life's sale of timberland investments. The $79 million in realized gains on fixed maturities in 1993 is primarily due to the repositioning of a portion of the fixed maturity investments to more effectively match the duration of the life insurance liabilities.

Impairments relate to specific investments and are realized when the decline in fair value is deemed other than temporary, or when the fair value is significantly less than book value and it is probable that the investment will be sold before any recovery in value can occur.

5.3. Unrealized gains (losses)
--------------------------------------------------------------------------------
The components of the changes in unrealized gains (losses) were as follows:

(in millions)                        1995     1994    1993
================================================================================
Fixed maturities available for sale $ 524    $(407)   $223
Deferred policy acquisition costs
  and policy benefits adjustment     (106)      63     (30)
Common and preferred stocks             4        3      23
Foreign currency and other             (4)       3       4
--------------------------------------------------------------------------------
  Total                             $ 418    $(338)   $220
--------------------------------------------------------------------------------

Fixed maturity investments classified as "available for sale" are recorded at market value, with the corresponding unrealized gains (losses) reported as a component of shareholders' equity. As noted previously, on December 4, 1995, USF&G reclassified its entire "held to maturity" fixed maturity portfolio to "available for sale". This reclassification, coupled with the decreasing interest rates throughout 1995, resulted in an unrealized gain on fixed maturities at December 31, 1995 of $340 million compared with an unrealized loss at December 31, 1994 of $184 million, and an unrealized gain at December 31, 1993 of $223 million. The unrealized loss at December 31, 1994 reflects the temporary rise in interest rates throughout 1994. Unrealized gains and losses on fixed maturities are offset by related changes in the DPAC and policy benefits adjustment, which reflects assumptions about the effect of potential sales of fixed maturities available for sale on future amortization of the life insurance segment's DPAC. The DPAC and policy benefits adjustment was a loss of $73 million at December 31, 1995, compared with a gain of $33 million at December 31, 1994, and a loss of $30 million at December 31, 1993.

5.4. Fixed maturity investments
--------------------------------------------------------------------------------
The table below details the composition of the fixed maturity portfolio.

                                      At December 31
(dollars in millions)            1995   %    1994   %   1993    %
================================================================================
Corporate investment-
  grade bonds                  $5,361  59  $5,037  56 $4,887   52
Mortgage-backed securities      1,739  19   1,921  22  2,418   26
Asset-backed securities           999  11     942  11  1,149   12
U.S. Government bonds             380   4     287   3    313    3
High-yield bonds*                 599   7     616   7    562    6
Tax-exempt bonds                   40  --     121   1     96    1
--------------------------------------------------------------------------------
Total fixed maturities at
  amortized cost                9,118 100   8,924 100  9,425  100
Total market value of
  fixed maturities              9,458       8,365      9,783
--------------------------------------------------------------------------------
Net unrealized gains (losses)  $  340      $ (559)    $  358
--------------------------------------------------------------------------------
Percent market-to-
  amortized cost                      104          94         104
--------------------------------------------------------------------------------
* See Glossary of Terms

Fluctuating interest rates, which result in inversely changing bond prices, are responsible for the volatility of the overall market-to-amortized cost ratio between years. Interest rates on two- to 30-year maturities rose an average of 259 basis points in 1994 and fell an average of 235 basis points in 1995.

Investments in mortgage-backed and asset-backed securities declined 4 percent and 23 percent when compared with holdings at December 31, 1994 and 1993, respectively, due primarily to prepayments of the underlying mortgages for mortgage-backed securities, and sales and maturities of asset-backed securities. While subject to prepayment risk, credit risk related to USF&G's mortgage-backed securities portfolio at December 31, 1995 is believed to be minimal since 99 percent of such securities have AAA ratings or are collateralized by obligations of the U.S. Government or its agencies. The net proceeds from sales, maturities and prepayments in 1995 and 1994 were generally reinvested into corporate investment-grade bonds. Investment-grade bonds, including debt obligations of the U.S. Government and its agencies, comprised 93 percent of the portfolio at December 31, 1995 and 1994, compared with 94 percent at December 31, 1993. The following table shows the credit quality of the long-term fixed maturity portfolio at December 31, 1995.

                                                   Percent
                                                Market-to-
                  Amortized              Market  Amortized
(dollars in millions)  Cost  Percent      Value       Cost
================================================================================
U.S. Government and
   U.S. Government
   Agencies          $2,047       22%    $2,115        103%
AAA                   1,428       16      1,472        104
AA                    1,479       16      1,542        104
A                     2,487       27      2,597        104
BBB                   1,078       12      1,136        105
Below BBB               599        7        596         99
--------------------------------------------------------------------------------
   Total             $9,118      100%    $9,458        104%
--------------------------------------------------------------------------------

USF&G's holdings in high-yield bonds comprised seven percent of the total fixed maturity portfolio at December 31, 1995 and 1994, compared with six percent at December 31, 1993. Of the total high-yield bond portfolio, 68 percent is held by the life insurance segment, representing ten percent of its total investments. The table below illustrates the credit quality of USF&G's high-yield bond portfolio at December 31, 1995.

                                                  Percent
                                                Market-to-
                  Amortized              Market  Amortized
(dollars in millions)  Cost  Percent      Value       Cost
================================================================================
BB                     $373       62%      $371         99%
B                       220       37        221        101
CCC and lower             6        1          4         74
--------------------------------------------------------------------------------
   Total               $599      100%      $596         99%
--------------------------------------------------------------------------------

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

At December 31, 1995, USF&G's five largest investments in high-yield bonds totaled $91 million in amortized cost and had a market value of $82 million. None of these investments individually exceeded $30 million. USF&G's largest single high-yield bond exposure represented five percent of the high-yield portfolio and less than one percent of the total fixed maturity portfolio.

Going forward, USF&G's long-term investment strategy will continue to reflect a concentration of high quality corporate bonds and other fixed maturities, with a continued emphasis on managing the durations and yields of investments with respect to the underlying liabilities. Depending on USF&G's future taxable position, the fixed maturity investment portfolio may be shifted over time to a higher proportion of tax-exempt securities if relative after-tax yields warrant.

5.5. Real estate
--------------------------------------------------------------------------------
The table below shows the components of USF&G's real estate portfolio.

                                        At December 31
(in millions)                        1995     1994    1993
================================================================================
Mortgage loans                       $254  $   349    $302
Equity real estate, net               653      662     685
--------------------------------------------------------------------------------
  Total                              $907  $ 1,011    $987
--------------------------------------------------------------------------------

The decrease in real estate from the prior year is due primarily to sales of two properties in the first quarter of 1995. The decrease in mortgage loans from 1994 is due primarily to the securitization and sale of certain fixed-rate, multi-family mortgages. This decrease is partially offset by new mortgage loans made in 1995.

USF&G's real estate investment strategy emphasizes diversification by geographic region and property type. The diversification of USF&G's mortgage loan and real estate portfolio is as follows:

                                        At December 31
                                     1995     1994    1993
================================================================================
Geographic Region:
  Pacific/Mountain                     33%      34%     33%
  Midwest                              23       20      18
  Mid-Atlantic                         21       17      19
  Southeast                            12       16      22
  Southwest                             6        8       5
  Northeast                             5        5       3
--------------------------------------------------------------------------------
Type of Property:
  Office                               44%      37%     37%
  Land                                 28       26      27
  Apartments                           15       24      19
  Retail/other                          7        7       6
  Industrial                            6        6       9
  Timberland/agriculture               --       --       2
--------------------------------------------------------------------------------

Real estate investments are evaluated on a quarterly basis as part of management's asset quality review process. This process ensures that the financial and operating aspects of a property's performance are closely monitored and analyzed.

At December 31, 1995, USF&G's five largest real estate investments had a book value of $324 million. The largest single investment was a land development project located in San Diego, California, with a book value of $95 million, or nine percent of the total real estate portfolio.

Mortgage loans and real estate investments not performing in accordance with contractual terms, or performing significantly below expectation, are categorized as "nonperforming". Nonperforming real estate investments at December 31, 1995 totaled $142 million, compared with $208 million and $249 million at December 31, 1994 and 1993, respectively. This decline in nonperforming real estate was a result of sales, write-downs on specific properties, and reclassifications for improvements in certain properties' performance.

Valuation allowances are established for impairments of mortgage loans and equity real estate investments based on quarterly evaluations of the properties' operating performance and their exposure to declines in value. The allowance totaled $95 million, or nine percent of the real estate portfolio, at December 31, 1995, compared with $98 million, or nine percent, at December 31, 1994 and $108 million, or ten percent, at December 31, 1993. The adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", in the first quarter of 1996 is not expected to have a material effect on USF&G's financial statements since existing valuation allowances will be applied against the related investments, thus reducing the cost basis of those investments. (Refer to Note 1.2, "New Accounting Standard", to the consolidated financial statements.)

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

6. Financial Condition
6.1. Assets
--------------------------------------------------------------------------------
USF&G's assets totaled $14.7 billion at December 31, 1995, compared with $14.0 billion and $14.5 billion at the end of 1994 and 1993, respectively. The fluctuations from year to year are due primarily to changes in the market value of the fixed maturity investments classified as available for sale. At December 31, 1995, net unrealized gains on those investments, net of the DPAC and policy benefits adjustment, increased assets by $418 million, whereas such net unrealized losses reduced assets by $344 million at December 31, 1994.

6.2. Debt
--------------------------------------------------------------------------------
USF&G's corporate debt totaled $591 million at December 31, 1995, compared with $586 million at December 31, 1994 and $574 million at December 31, 1993. The increase in corporate debt is mainly attributable to foreign currency translation adjustments of $14 million and $13 million in 1995 and 1994, respectively, from non-U.S. dollar denominated debt. As a result of entering into forward contracts, there was no effect on net income from the translation of non-U.S. dollar denominated debt.

In the second quarter of 1995, USF&G issued $150 million of 7% Senior Notes due 1998, and $80 million of 7 1/8% Senior Notes due 2005. Proceeds from these issuances were used to repay $215 million under the committed credit facility (refer to Section 7.2 of this Analysis), and to purchase approximately $15 million of Swiss Franc bonds. An additional $10 million of Swiss Franc bonds and $5 million of 7% Senior Notes were purchased during the fourth quarter of 1995 through the use of excess corporate cash. In January 1996, $75 million was drawn against the committed credit facility to repay the balance due upon maturity of the Swiss Franc bonds.

USF&G's real estate and other debt totaled $16 million at December 31, 1995, compared with $42 million and $53 million at December 31, 1994 and 1993, respectively. Real estate and other debt decreased in 1995 as a result of repaying $12 million under a line of credit maintained by a subsidiary of USF&G Corporation and the prepayment of $3 million of 9.96% Secured Notes. In addition, $9 million of debt related to a real estate partnership in which USF&G has a controlling interest was defeased during 1995.

6.3. Shareholders' equity
--------------------------------------------------------------------------------
USF&G's shareholders' equity totaled $2.0 billion at December 31, 1995, $1.4 billion at December 31, 1994 and $1.6 billion at December 31, 1993. The increase in 1995 is primarily the result of the $524 million increase in unrealized gains on fixed maturity investments available for sale, reduced by a $106 million change in the related life insurance segment's DPAC and policy benefits adjustment. Net income of $209 million, less common and preferred dividends of $50 million, also contributed to the increase in equity. In the future, shareholders' equity is expected to fluctuate as a result of the impact of changing interest rates on the value of the fixed maturities investment portfolio.

6.4. Regulatory risk-based capital
--------------------------------------------------------------------------------
The NAIC has adopted model regulations which establish minimum capitalization requirements using a "risk-based capital" formula. These regulations, which were first effective for property/casualty companies for the year ended December 31, 1994 and for life insurance companies for the year ended December 31, 1993, establish four levels at which corrective action must be taken. These levels are: (1) the "company action level", at which the company must submit a comprehensive financial plan with specific proposals to address certain financial problems; (2) the "regulatory action level", at which the appropriate regulatory authorities will perform a financial analysis and order certain corrective actions; (3) the "authorized control level", at which the regulatory authorities may place the company under regulatory control; and (4) the "mandatory control level", at which the regulatory authorities must place the company under regulatory control.

Application of these levels depends upon the insurer's "adjusted risk-based capital" as a percentage of the "minimum risk-based capital". Risk-based capital is calculated after adjusting capital for certain asset, credit, market, underwriting, off-balance sheet and other risks inherent in the assets, liabilities and business of the insurer. Various levels of corrective actions are required if the adjusted risk-based capital is less than 200% of the authorized control level risk-based capital.

USF&G Company had adjusted risk-based capital of $1.2 billion and $1.6 billion as of December 31, 1995 and 1994, respectively, which represented 334% and 382%, respectively, of the authorized control level risk-based capital. The 48-point decline is primarily the result of the extraordinary dividend paid by USF&G Company to USF&G Corporation in 1995 which consisted of all of the capital stock of F&G Life (refer to Section 7.3 of this Analysis). F&G Life had adjusted risk-based capital of $383 million, $430 million and $441 million as of December 31, 1995, 1994 and 1993, respectively, which represented 459%, 425% and 396% of the authorized control level risk-based capital as of those dates. Accordingly, as of the dates indicated, both USF&G Company and F&G Life had adjusted risk-based capital above the levels which would require corrective action.

6.5. Capital transactions
--------------------------------------------------------------------------------
In January 1994, USF&G filed a shelf registration statement with the Securities and Exchange Commission. As of the time this registration statement went into effect, USF&G had available $647 million of unissued debt, preferred stock, common stock and warrants to purchase debt and stock. In 1994, this registration statement was reduced by $275 million after the issuance of the Zero Coupon Convertible Notes and the 8 3/8% Senior Notes. The registration was further reduced in 1995 by $150 million and $80 million after the issuances of the 7% Senior Notes and the 7 1/8% Senior Notes, respectively, leaving $142 million of unissued debt, preferred stock, common stock and warrants available at December 31, 1995.

Effective February 20, 1996, USF&G Corporation, along with two business trusts in which USF&G has a controlling interest (the "Trusts"), have a shelf registration statement which permits the issuance by the Trusts of up to $210 million of cumulative quarterly income preferred securities (the "Preferred Securities"). Payment of periodic dividends and the ultimate payment or redemption of the Preferred Securities will be guaranteed by USF&G Corporation on a subordinated basis. If the Preferred Securities are issued by the Trusts, the proceeds will in turn be invested in subordinated debentures of USF&G Corporation (the "Debentures"). The Debentures will be subordinate and junior in right of payment to USF&G's other corporate and real estate debt, including intercompany indebtedness. Both the Preferred Securities and the Debentures will contain provisions under which any interest payments can be deferred for up to five years. If issued, the proceeds will be available for general corporate purposes, including redemption, in whole or in part, of outstanding shares of USF&G's $4.10 Series A Convertible Exchangeable Preferred Stock.

During 1994 and 1995, USF&G called for redemption all of its outstanding $5.00 Series C Cumulative Convertible Preferred Stock and 75 percent of its outstanding $10.25 Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock"). These preferred shares were converted into 21.6 million shares of common stock. Subject to certain conditions, the remaining 277,550 shares of Series B Preferred Stock issued and outstanding at December 31, 1995 are each convertible at the option of the holder to 8.316 shares of USF&G's common stock. Commencing in mid-1996 and depending on the then market price of USF&G's common stock, these shares are redeemable for cash at USF&G's option at $100 per share plus accrued and unpaid dividends.

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

7.1. Cash flow
--------------------------------------------------------------------------------
USF&G had cash flow from operating activities of $399 million for the year ended December 31, 1995 and $140 million and $104 million for the years ended December 31, 1994 and 1993, respectively. The growth of cash flows from operating activities for 1995 as compared with 1994 is due primarily to a $159 million decrease in direct losses and policy benefits paid. Also contributing to the increased cash flows from operating activities in 1995 were a $49 million increase in direct premiums collected and a $47 million increase in net reinsurance activity, which resulted from the growth in branch office voluntary and assumed reinsurance premiums written during 1995. In addition, deposits and withdrawals of universal life and investment contracts, such as annuities, which for GAAP reporting purposes are considered financing activities, had net cash outflows of $349 million in 1995 and $418 million in 1994 as compared to $196 million in 1993. These net cash outflows relate primarily to SPDA surrender activity (refer to Section 3.3 of this Analysis).

7.2. Credit facilities
--------------------------------------------------------------------------------
At December 31, 1995, USF&G maintained a $250 million committed credit facility with a group of foreign and domestic banks. This facility, which expires in 1997, was available for up to $400 million at December 31, 1994, and represents the renegotiation of a prior credit facility for up to $700 million at December 31, 1993. Management elected to reduce the size of the facility due to the reduction in borrowings against it and the Corporation's reestablished access to capital markets. There were no borrowings against the facility at December 31, 1995. Borrowings outstanding under the credit facility totaled $215 million at December 31, 1994 and $395 million at December 31, 1993. In January 1996, $75 million was drawn against the facility to repay the balance due on the Swiss Franc bonds. The credit agreement contains restrictive covenants pertaining to indebtedness, tangible net worth, liens and other matters. USF&G was in compliance with these covenants at December 31, 1995, 1994 and 1993.

In addition, at December 31, 1995, USF&G maintained a $100 million foreign currency credit facility and a $50 million letter of credit facility. There were no borrowings on the foreign currency credit facility at December 31, 1995; the balance outstanding on the letter of credit facility at that date was $12 million.

7.3. Liquidity restrictions
--------------------------------------------------------------------------------
There are certain restrictions on payments of dividends by insurance subsidiaries that may limit USF&G Corporation's ability to receive funds from its subsidiaries. Under the Maryland Insurance Code, a Maryland insurance subsidiary, such as USF&G Company and F&G Life, must provide the Maryland Insurance Commissioner (the "Commissioner") with not less than thirty days' prior written notice before payment of an "extraordinary dividend" to its holding company. "Extraordinary dividends" are dividends which, together with any dividends paid during the immediately preceding twelve-month period, would be in excess of ten percent of the subsidiary's statutory policyholders' surplus as of the prior calendar year end. Extraordinary dividends may not be paid until either such thirty-day period has expired and the Commissioner has not disapproved the payment or the Commissioner has approved the payment within such period. In addition, ten days' prior notice of any other dividend must be given to the Commissioner prior to payment, and the Commissioner has the right to prevent payment of such dividend if it is determined that such payment could impair the insurer's surplus or financial condition.

Effective June 1 and December 29, 1995, respectively, USF&G Company and F&G Life, with the Commissioner's consent, paid extraordinary dividends to USF&G Corporation. Because any dividends paid during the immediately preceding twelve-month period are considered when determining whether future dividends constitute extraordinary dividends, any dividends which USF&G Company or F&G Life would propose to pay in the twelve-month periods beginning June 1 and December 29, 1995, respectively, would be deemed extraordinary dividends and subject to the thirty-day notice period described above. The application of the thirty-day notice requirement to any dividends of its subsidiaries is not expected to materially affect the liquidity of USF&G Corporation. Additional information regarding dividends paid to USF&G Corporation by its insurance subsidiaries may be found in Note 7.3, "Dividend Restrictions", to the consolidated financial statements.

8. Legal Contingencies and Regulation
USF&G's insurance subsidiaries are routinely engaged in litigation in the normal course of their businesses, including defending claims for punitive damages. As insurers, they defend third-party claims brought against their insureds, as well as defend themselves against first-party and coverage claims. In addition to such litigation, USF&G Corporation and its subsidiaries are subject to other litigation and claims in the ordinary course of their businesses. Additional information on certain other litigation contingencies may be found in Note 13, "Legal Contingencies", to the consolidated financial statements.

In the opinion of management, such contingencies are not expected to have a material effect on USF&G's consolidated financial position, although it is possible that the results of operations in a particular quarter or annual period would be materially affected by an unfavorable outcome.

USF&G's insurance subsidiaries are also subject to extensive regulatory oversight in the jurisdictions where they do business. This regulatory structure, which generally operates through state insurance departments, involves the licensing of insurance companies and agents, limitations on the nature and amount of certain investments, restrictions on the amount of single insured risks, approval of policy forms and rates, setting of capital requirements, limitations on dividends, limitations on the ability to withdraw from certain lines of business such as personal lines and workers' compensation, and other matters. State insurance departments routinely conduct financial and market conduct examinations and assess fines for violations of the myriad state regulations affecting the conduct of the insurance business. From time to time, the insurance regulatory framework has been the subject of increased scrutiny. At any one time there may be numerous initiatives within state legislatures or state insurance departments to alter and, in many cases, increase state authority to regulate insurance companies and their businesses. It is not possible to predict the future impact of increasing regulation on USF&G's operations.

8.1. Involuntary market plans
--------------------------------------------------------------------------------
Most states require insurers to provide coverage for less desirable risks through participation in mandatory programs. USF&G's participation in assigned risk pools and similar plans, mandated now or in the future, creates and is expected to create downward pressure on earnings. Underwriting losses from involuntary market plans totaled $13 million in 1995, compared with $21 million and $51 million in 1994 and 1993, respectively.

8.2. Withdrawal from business lines
--------------------------------------------------------------------------------
Some states have adopted legislation or regulations restricting or otherwise limiting an insurer's ability to withdraw from certain lines of business. Such restrictions are most often found in personal lines and workers' compensation insurance. They include prohibitions on mid-term cancellations and limiting reasons based upon which an insurer may non-renew policies, requirements for amendments to underwriting standards, rates and policy forms to be approved by state regulators, specifications of a maximum percentage of a book of business which may be non-renewed within the state within any twelve-month period, and prohibitions on exiting a single line of business within a state (thus requiring an insurer to either continue an unprofitable line or give up all lines of business and withdraw from a state entirely). Such restrictions limit USF&G's ability to manage its exposure to unprofitable lines and adversely affects earnings to the extent USF&G is required to continue writing unprofitable business.

8.3. Guaranty funds
--------------------------------------------------------------------------------
Insurance guaranty fund laws have been adopted in most states to protect policyholders in case of an insurer's insolvency. Insurers doing business in those states can be assessed for certain obligations of insolvent companies to policyholders and claimants. These assessments, under certain circumstances, can be credited against future premium taxes. Net of such tax credits, USF&G incurred $5 million of guaranty fund expense in 1995 and $9 million and $15 million in 1994 and 1993, respectively.

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

8.4. NAIC proposals
--------------------------------------------------------------------------------
The NAIC has proposed several model laws and regulations which are in varying stages of discussion, including a Model Investment Law and amendments to the Model Holding Company System Regulatory Act. These model laws address investments which are permissible for property/casualty and life insurers to hold, and investments in subsidiaries and affiliates, respectively. Final adoption of these model laws is expected to occur in 1996. It is expected that the final adoption of these regulations by the NAIC will neither significantly change USF&G's investment strategies nor have any material adverse effect on USF&G's liquidity or financial position.

8.5. Superfund
--------------------------------------------------------------------------------
The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), more commonly known as "Superfund", is scheduled to be reauthorized in 1996. Insurance companies, other businesses, environmental groups and municipalities are advocating a variety of reform proposals to revise the cleanup and liability provisions of CERCLA. No reliable prediction can be made as to the ultimate outcome of the legislative deliberations regarding the reauthorization of CERCLA or the effect such revisions may have on USF&G.

8.6. Insurance regulatory information system
--------------------------------------------------------------------------------
The NAIC's Insurance Regulatory Information System ("IRIS") ratios are intended to assist state insurance departments in their review of the financial condition of insurance companies operating within their respective states. IRIS specifies eleven industry ratios and establishes a "usual range" for each ratio. Significant departure from a number of ratios may lead to inquiries from state insurance regulators. As of December 31, 1995, USF&G was within the "usual range" for all but one of the IRIS ratios. The deviation from the one ratio is not significant and is not expected to lead to any regulatory inquiry.

8.7. Taxation of deferred annuities
--------------------------------------------------------------------------------
From time to time, various proposals have been considered by Congress, the Office of Management and Budget and the Department of the Treasury to include within an individual annuitant's current taxable income all or a portion of the interest payments which accrue on certain deferred annuity products, including some deferred annuity products sold by F&G Life. Currently, such interest is not taxed until the time of distribution. All such proposals have focused on deferred annuities and have not included annuities issued in connection with structured settlements of claims or on tax sheltered annuities. No reliable prediction can be made at this time as to the outcome of any such proposals or the effect such proposals may have on F&G Life.

8.8. Glass-Steagall reform
--------------------------------------------------------------------------------
Congress and the Administration have considered various proposals to restructure the U.S. financial services industry through repeal or modification of the Glass-Steagall Act and the Bank Holding Company Act. The proposals would, to varying degrees, allow banks to affiliate with other financial services providers, including insurance companies. It is unclear whether or to what extent any final legislation would address bank insurance authority, and no reliable prediction can be made at this time as to the ultimate outcome of the legislative deliberations regarding restructuring of the financial services industry or the effect such legislation may have on USF&G.

8.9. Natural disaster protection
--------------------------------------------------------------------------------
From time to time, various proposals have been considered by Congress and the Administration to provide a program of natural disaster protection that would include primary insurance and reinsurance for the perils of hurricane, earthquake, volcanic eruption and tsunami. During the current session of Congress, legislative proposals have been introduced to create a private non-profit corporation that would serve as the primary insurer of residential property for both the earthquake and hurricane perils. This private non-profit corporation also would serve as a reinsurer of commercial risks for earthquake and hurricane perils and as a reinsurer of residential property for natural catastrophe perils not covered under the primary program (e.g., volcano, tsunami). No reliable prediction can be made at this time as to the outcome of any of these proposals or the effect they may have on USF&G.

9. Income Taxes
At December 31, 1993, USF&G recorded a $120 million net deferred tax asset, as it was the opinion of management that, based on the mix of both positive and negative evidence, it was more likely than not that there would be sufficient future taxable income to result in the realization of this benefit. At December 31, 1994, the net deferred tax asset increased to $419 million, primarily based on the increasing weight of positive evidence. At December 31, 1995, USF&G has applied methodology and judgment consistent with prior years and increased the net deferred tax asset to $435 million. This resulted in a $79 million net decrease in the related valuation allowance, excluding adjustments for items recorded directly through shareholders' equity.

The realization of deferred tax assets is dependent, in whole or in part, upon the Corporation's ability to generate sufficient taxable income in future years. Future levels of net income and taxable income from the core insurance operations are dependent on several factors, including general economic and specific insurance industry conditions, such as competitive pressures, catastrophe losses, adverse involuntary loss experience, etc. Because of these risk factors, as well as other factors beyond the control of management, no assurance can be given that sufficient taxable income will be generated to realize the deferred tax assets. Management has considered various risk factors in reaching its conclusion that it is more likely than not that there will be sufficient future taxable income to result in the realization of the recorded $435 million net deferred tax asset. Based on USF&G's evaluations, approximately $1.2 billion of future taxable income would need to be generated to realize the $435 million net deferred tax asset. Income from operations before income taxes, realized gains and facilities exit costs/sublease income was $182 million in 1995. If this amount is assumed to be an average taxable income for future years, then USF&G will be able to realize enough income within seven years to fully recognize the net deferred tax asset. This is well within the availability period of the Corporation's net operating loss carry-forwards ("NOLs"), from which a significant portion of the deferred tax asset arises. Further, management's three- to five-year forecast, which reflects management's expectations as to earnings growth, indicates sufficient future taxable income to, more likely than not, realize the recorded asset. Recognition of remaining unrecognized deferred tax assets will occur only upon the development of additional positive evidence that indicates there will be sufficient future taxable income to result in the realization of those assets. The primary evidence would be actual operating results that are consistent with management's expectations. If actual results or other factors cause management's expectations to change, then recognition of the assets would be delayed or accelerated.

The financial statement recognition of tax expense or benefit is not necessarily an appropriate indicator of income taxes to be paid. The Corporation has income tax NOLs of $593 million for regular tax purposes and $354 million for Alternative Minimum Tax purposes. These carryforwards will be used to reduce taxes payable in years subsequent to their recognition in the financial statements.

USF&G's tax returns have not been reviewed by the Internal Revenue Service ("IRS") since 1989 and the availability of the NOLs could be challenged by the IRS upon review of returns through 1994. Management believes, however, that IRS challenges that would limit the recoverability of $435 million in tax benefits are unlikely, and adjustments to the tax liability, if any, for years through 1995 will not have a material adverse effect on USF&G's financial position.

10. Glossary of Terms
Account value: Deferred annuity cash value available to policyholders before the assessment of surrender charges.

Alternative risk transfer: A form of insurance through which a company self-insures the predictable frequency portion of its own losses and purchases insurance for the less frequent, high severity losses that could have a major financial impact on the company.

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

Finite risk reinsurance: Reinsurance arrangements providing coverage at lower margins than traditional risk reinsurance in return for a lower probability of loss to the reinsurer.

High-yield bonds: Fixed maturity investments with a credit rating below the equivalent of Standard & Poor's "BBB". In addition, nonrated fixed maturities that, in the judgment of USF&G, have credit characteristics similar to those of a fixed maturity rated below BBB are considered high-yield bonds.

Liquid assets to surrender value: Liquid assets (publicly traded bonds, stocks, cash and short-term investments) divided by surrenderable policy liabilities, net of surrender charges. A measure of a life insurance company's ability to meet liquidity needs in case of annuity surrenders.

Loss ratio: The ratio of incurred losses and loss expenses to earned premiums, determined in accordance with SAP or GAAP, as applicable. The difference between SAP and GAAP relates to deposit accounting for GAAP related to certain financial reinsurance assumed.

Nonstandard auto: Automobile insurance for individuals who are unable to obtain preferred or standard insurance coverage due to their inability to meet certain standard underwriting criteria, based on factors such as age, type of automobile, residence location and driving record.

Policyholders' surplus: The net assets of an insurer as reported to regulatory agencies based on accounting practices prescribed or permitted by the NAIC and the state of domicile.

Premiums earned: The portion of premiums written applicable to the expired period of policies.

Premiums written: Premiums retained by an insurer, after the assumption and cession of reinsurance.

Reinsurance: For a consideration, an assuming insurer agrees to indemnify a ceding insurer against all or part of the loss the latter may sustain under the policy or policies it has issued. The legal rights of the insured are not affected by the transaction and the ceding insurer remains liable to the insured for payment of policy benefits.

Underwriting results: Property/casualty pretax operating results excluding investment results, policyholders' dividends, and noninsurance activities; generally, premiums earned less losses and loss expenses incurred and "underwriting" expenses incurred.

USF&G CORPORATION             Eleven-Year Summary of Selected Financial Data

(dollars in millions except per share data)                               1995           1994          1993           1992
====================================================================================================================================
Consolidated Results
   Premiums earned                                                    $  2,666       $  2,508       $ 2,521       $  2,683
   Total revenues                                                        3,459          3,310         3,323          3,712
   Income (loss) from continuing operations before cumulative
      effect of adopting new accounting standards                          209            237           130             36
   Income (loss) from discontinued operations                               --             --            --             (7)
   Cumulative effect of adopting new accounting standards                   --             --            38             --
   Net income (loss)                                                       209            237           168             29
------------------------------------------------------------------------------------------------------------------------------------
Per Share Results
   Income (loss) from continuing operations before cumulative
      effect of adopting new accounting standards                     $   1.63       $   2.00       $   .90       $   (.14)
   Income (loss) from discontinued operations                               --             --            --           (.08)
   Cumulative effect of adopting new accounting standards                   --             --           .42             --
   Net income (loss)                                                      1.63           2.00          1.32           (.22)
   Book value                                                            14.68           9.96         11.33           8.66
------------------------------------------------------------------------------------------------------------------------------------
Investment Results
   Net investment income                                              $    733       $    749       $   753       $    820
   Realized gains (losses)                                                   7              5             6            148
   Change in unrealized gains (losses)                                     418           (338)          220            (18)
------------------------------------------------------------------------------------------------------------------------------------
Financial Position
   Assets                                                              $14,651        $13,980       $14,481        $13,242
   Investments                                                          11,107         10,561        11,474         11,417
   Corporate debt                                                          591            586           574            574
   Real estate and other debt                                               16             42            53             54
   Shareholders' equity                                                  1,984          1,441         1,556          1,300
Common Stock
   Market high                                                        $ 19 1/2       $ 16 1/8       $19 5/8       $     15
   Market low                                                           13 3/8        1111/16        11 1/8          7 1/8
   Market close                                                         16 7/8         13 5/8        14 3/4         12 3/8
   Cash dividends declared                                                 .20            .20           .20            .20
   Common shares outstanding                                       119,606,095    104,810,794    91,418,372     89,985,083
------------------------------------------------------------------------------------------------------------------------------------
Property/Casualty Insurance
   Premiums earned                                                    $  2,492       $  2,356       $ 2,392       $  2,579
   Net income (loss)                                                       175            498           285            194
   Statutory premiums written                                            2,563          2,389         2,502          2,475
------------------------------------------------------------------------------------------------------------------------------------
   Statutory loss ratio                                                   72.4           73.1          75.3           81.8
   Statutory expense ratio                                                33.4           34.8          33.5           34.8
   Statutory combined ratio                                              105.8          107.9         108.8          116.6
------------------------------------------------------------------------------------------------------------------------------------
Life Insurance
   Sales                                                                  $348       $    286       $   205       $    155
   Premium income                                                          174            152           129            104
   Net income (loss)                                                        19             12            10             (5)
------------------------------------------------------------------------------------------------------------------------------------
Noninsurance Operations
   Revenues                                                                $63       $     90       $     5       $     17
   Net income (loss)                                                        15           (273)         (126)          (160)
====================================================================================================================================

Note: Financial statements for years prior to 1995 have been restated to reflect mergers with Discover Re Managers, Inc., and Victoria Financial Corporation.
These mergers were completed during the second quarter 1995. Restatement of prior periods is required due to the application of the pooling-of-interests method of accounting.

           1991           1990          1989           1988           1987          1986           1985
====================================================================================================================================

       $  3,213       $  3,535       $ 3,713       $  3,801       $  3,888        $3,622        $ 3,031
          4,202          4,191         4,653          4,559          4,500         4,314          3,589

           (145)          (433)          148            251            263           276           (109)
            (32)          (136)          (31)           (20)             2            (2)             1
             --             --            --             --             --            --             --
           (177)          (569)          119            247            279           295           (108)
------------------------------------------------------------------------------------------------------------------------------------


       $  (2.06)      $  (5.10)      $  1.52       $   2.87       $   3.36        $ 4.04        $ (1.79)
           (.36)         (1.55)         (.35)          (.24)           .03          (.03)           .02
             --             --            --             --             --            --             --
          (2.42)         (6.65)         1.18           2.82           3.57          4.32          (1.77)
           9.30          11.65         20.61          22.29          19.29         19.90          18.62
------------------------------------------------------------------------------------------------------------------------------------

       $    880       $    930       $   912       $    796       $    699        $  619        $   392
             38           (354)          (36)           (92)          (133)           53            150
             37            (30)           32            185           (282)         (105)           118
------------------------------------------------------------------------------------------------------------------------------------

        $14,555        $13,951       $13,576        $12,342        $10,171        $8,943         $7,676
         12,216         11,259        10,911          9,787          7,901         6,831          5,692
            617            659           543            448            407           348            197
             73            129            92             44             24             5              3
          1,346          1,227         2,011          2,058          1,727         1,579          1,217

       $ 12 1/2       $ 30 3/8       $    34       $ 34 3/8     $   48 3/4      $ 46 3/4      $  41 1/2
          5 5/8              7        28 1/4         28 1/2         26 1/4        36 1/4         25 5/8
          7 1/4          7 1/2            29         28 1/2         28 3/8        39 3/4             39
            .20           2.44          2.80           2.64           2.48          2.32           2.20
     88,566,897     88,157,862    87,864,146     83,320,477     79,193,184    69,319,067     65,371,755
------------------------------------------------------------------------------------------------------------------------------------

       $  3,044       $  3,349       $ 3,548       $  3,623       $  3,754        $3,542        $ 2,964
            (41)          (192)          200            318            331           309           (116)
          3,064          3,651         3,717          3,903          3,854         3,701          3,152
------------------------------------------------------------------------------------------------------------------------------------
           84.0           81.8           76.4          73.0           73.2          79.1           90.7
           33.1           32.9           32.8          31.2           30.1          29.1           30.0
          117.1          114.7          109.2         104.2          103.3         108.2          120.7
------------------------------------------------------------------------------------------------------------------------------------

       $    280       $  1,054       $   960       $  1,077       $    278        $   83        $   119
            169            186           165            178            133            79             67
             31            (16)           31             14             37            20             27
------------------------------------------------------------------------------------------------------------------------------------

       $     38       $     22       $    84       $    114       $    112        $    8        $    41
           (167)          (361)         (112)           (85)           (88)          (86)           (23)
====================================================================================================================================

USF&G CORPORATION             Consolidated Statement of Operations

                                                                                          Years Ended December 31

(dollars in millions except per share data)                                      1995              1994*            1993*
====================================================================================================================================
Revenues
   Premiums earned                                                             $2,666            $2,508           $2,521
   Net investment income                                                          733               749              753
   Other                                                                           53                48               43
------------------------------------------------------------------------------------------------------------------------------------
     Revenues before net realized gains                                         3,452             3,305            3,317
   Net realized gains on investments                                                7                 5                6
------------------------------------------------------------------------------------------------------------------------------------
      Total revenues                                                            3,459             3,310            3,323
------------------------------------------------------------------------------------------------------------------------------------
Expenses
   Losses, loss expenses, and policy benefits                                   2,178             2,132            2,200
   Underwriting, acquisition, and operating expenses                            1,048             1,001              979
   Interest expense                                                                44                37               41
   Facilities exit costs/(sublease income)                                         (6)              183               --
------------------------------------------------------------------------------------------------------------------------------------
      Total expenses                                                            3,264             3,353            3,220
------------------------------------------------------------------------------------------------------------------------------------
   Income (loss) from operations before income taxes and
      cumulative effect of adopting new accounting standards                      195               (43)             103
   Provision for income taxes (benefit)                                           (14)             (280)             (27)
------------------------------------------------------------------------------------------------------------------------------------
   Income from operations before cumulative
      effect of adopting new accounting standards                                 209               237              130
   Income (loss) from cumulative effect of adopting new accounting standards:
      Income taxes                                                                 --                --               90
      Postretirement benefits                                                      --                --              (52)
------------------------------------------------------------------------------------------------------------------------------------
         Net income                                                            $  209            $  237           $  168
------------------------------------------------------------------------------------------------------------------------------------

         Preferred stock dividend requirements                                     28                46               48
------------------------------------------------------------------------------------------------------------------------------------
            Net income available to common stock                               $  181            $  191           $  120
====================================================================================================================================
Primary Earnings Per Common Share
   Income from operations before cumulative
      effect of adopting new accounting standards                              $ 1.63            $ 2.00           $  .90
   Cumulative effect of adopting new accounting standards                          --                --              .42
------------------------------------------------------------------------------------------------------------------------------------
         Net income                                                            $ 1.63            $ 2.00           $ 1.32
------------------------------------------------------------------------------------------------------------------------------------
Fully Diluted Earnings Per Common Share
   Income from operations before cumulative
      effect of adopting new accounting standards                              $ 1.53            $ 1.77           $  .96
   Cumulative effect of adopting new accounting standards                          --                --              .32
------------------------------------------------------------------------------------------------------------------------------------
         Net income                                                            $ 1.53            $ 1.77           $ 1.28
------------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding (in 000s):
   Primary                                                                    111,474            95,797           90,566
   Fully Diluted                                                              130,186           127,808          118,850
====================================================================================================================================

See Notes to Consolidated Financial Statements.
*Financial statements for 1994 and 1993 have been restated to reflect mergers with Discover Re Managers, Inc., and Victoria Financial Corporation (refer to
Note 1.11).

USF&G CORPORATION        Consolidated Statement of Financial Position

                                                                                              At December 31

(dollars in millions except per share data)                                      1995              1994*            1993*
====================================================================================================================================
Assets
   Investments:
      Fixed maturities:
         Held to maturity, at amortized cost (market, 1994, $4,284;
            1993, $4,807)                                                    $     --          $  4,659          $ 4,672
         Available for sale, at market (cost, 1995, $9,118; 1994, $4,265;
            1993, $4,753)                                                       9,458             4,081            4,976
      Common and preferred stocks, at market (cost, 1995, $70;
         1994, $79; 1993, $103)                                                    65                72               89
      Short-term investments                                                      288               450              335
      Mortgage loans                                                              254               349              302
      Real estate                                                                 653               662              685
      Other invested assets                                                       389               288              415
------------------------------------------------------------------------------------------------------------------------------------
         Total investments                                                     11,107            10,561           11,474
------------------------------------------------------------------------------------------------------------------------------------
   Cash                                                                           119                69               18
   Accounts, notes, and other receivables                                         795               741              691
   Reinsurance receivables                                                        604               554              573
   Servicing carrier receivables                                                  699               706              719
   Deferred policy acquisition costs                                              434               504              444
   Other assets                                                                   893               845              562
------------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                            $14,651           $13,980          $14,481
------------------------------------------------------------------------------------------------------------------------------------
Liabilities
   Unpaid losses, loss expenses, and policy benefits                         $  9,816          $  9,962          $10,343
   Unearned premiums                                                            1,055               968              950
   Corporate debt                                                                 591               586              574
   Real estate and other debt                                                      16                42               53
   Other liabilities                                                            1,189               981            1,005
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                        12,667            12,539           12,925
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
   Preferred stock, par value $50.00 (12,000,000 shares authorized;
      shares issued, 1995, 4,277,460; 1994, 6,627,896; 1993, 9,099,910)           213               331              455
   Common stock, par value $2.50 (240,000,000 shares authorized;
      shares issued, 1995, 119,606,095; 1994, 104,810,794; 1993, 91,418,372)      299               262              228
   Paid-in capital                                                              1,188             1,104              986
   Net unrealized gains (losses) on investments                                   271              (147)             191
   Minimum pension liability                                                     (100)              (63)             (85)
   Retained earnings (deficit)                                                    113               (46)            (219)
------------------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                1,984             1,441            1,556
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and shareholders' equity                              $14,651           $13,980          $14,481
====================================================================================================================================

See Notes to Consolidated Financial Statements.
*Financial statements for 1994 and 1993 have been restated to reflect mergers with Discover Re Managers, Inc., and Victoria Financial Corporation (refer to
Note 1.11).


USF&G CORPORATION        Consolidated Statement of Cash Flows

                                                                                          Years Ended December 31

(in millions)                                                                    1995             1994*            1993*
====================================================================================================================================
Operating Activities
   Direct premiums collected                                                  $ 2,078           $ 2,029          $ 2,117
   Net investment income collected                                                743               750              774
   Direct losses, loss expenses and policy benefits paid                       (1,725)           (1,884)          (1,922)
   Net reinsurance activity                                                        69                22             (113)
   Underwriting and operating expenses paid                                      (760)             (789)            (774)
   Interest paid                                                                  (37)              (31)             (41)
   Income taxes paid                                                               (5)              (12)              (5)
   Other items, net                                                                36                55               68
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided from operating activities                                 399               140              104
------------------------------------------------------------------------------------------------------------------------------------
Investing Activities
   Net sales and maturities of short-term investments                             148              (115)             200
   Purchases of fixed maturities held to maturity                                  --              (400)          (1,912)
   Sales of fixed maturities held to maturity                                      21                65              462
   Maturities/repayments of fixed maturities held to maturity                     110               348              942
   Purchases of fixed maturities available for sale                            (1,123)             (351)          (1,257)
   Sales of fixed maturities available for sale                                   489               345            1,270
   Maturities/repayments of fixed maturities available for sale                   443               480              316
   Purchases of equities and other investments                                   (302)             (434)            (256)
   Sales, maturities and repayments of equities and other investments             332               482              399
   Purchases of property and equipment                                            (32)              (33)             (29)
   Sales of property and equipment                                                  2                 4                4
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided from investing activities                                  88               391              139
------------------------------------------------------------------------------------------------------------------------------------
Financing Activities
   Deposits for universal life and investment contracts                           310               246              168
   Withdrawals of universal life and investment contracts                        (659)             (664)            (364)
   Net repayments of short-term borrowings                                       (227)             (167)              (3)
   Long-term borrowings                                                           228               270               --
   Repayments of long-term borrowings                                             (42)             (124)              (3)
   Issuances of common stock                                                        6                38               17
   Redemptions of preferred stock                                                  --               (13)              --
   Cash dividends paid to shareholders                                            (53)              (66)             (66)
------------------------------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                                      (437)             (480)            (251)
------------------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in cash                                                     50                51               (8)
   Cash at beginning of year                                                       69                18               26
------------------------------------------------------------------------------------------------------------------------------------
      Cash at end of year                                                     $   119           $    69          $    18
====================================================================================================================================

See supplemental cash flow information at Note 1.12.
See Notes to Consolidated Financial Statements.
*Financial statements for 1994 and 1993 have been restated to reflect mergers with Discover Re Managers, Inc., and Victoria Financial Corporation (refer to
Note 1.11).

USF&G CORPORATION        Consolidated Statement of Shareholders' Equity

(in millions except per share data)                                              1995              1994*            1993*
====================================================================================================================================
Preferred Stock
   Balance at beginning of year                                                $  331            $  455           $  455
   Par value of Series B shares converted to common shares                        (51)               --               --
   Par value of Series C shares converted to common shares                        (66)             (111)              --
   Par value of Series C shares redeemed                                           (1)              (13)              --
------------------------------------------------------------------------------------------------------------------------------------
      Balance at end of year                                                      213               331              455
------------------------------------------------------------------------------------------------------------------------------------
Common Stock
   Balance at beginning of year                                                   262               228              225
   Par value of shares issued for conversion of Series B shares                    21                --               --
   Par value of shares issued for conversion of Series C shares                    14                23               --
   Par value of other shares issued                                                 2                11                3
------------------------------------------------------------------------------------------------------------------------------------
      Balance at end of year                                                      299               262              228
------------------------------------------------------------------------------------------------------------------------------------
Paid-In Capital
   Balance at beginning of year                                                 1,104               986              971
   Excess of proceeds over par value of Series B shares converted                  29                --               --
   Excess of proceeds over par value of Series C shares converted                  50                86               --
   Excess of proceeds over par value of other shares issued                         5                32               15
------------------------------------------------------------------------------------------------------------------------------------
      Balance at end of year                                                    1,188             1,104              986
------------------------------------------------------------------------------------------------------------------------------------
Net Unrealized Gains (Losses) on Investments and Foreign Currency
   Balance at beginning of year                                                  (147)              191              (29)
   Change in unrealized gains (losses)                                            418              (338)             220
------------------------------------------------------------------------------------------------------------------------------------
      Balance at end of year                                                      271              (147)             191
------------------------------------------------------------------------------------------------------------------------------------
Minimum Pension Liability
   Balance at beginning of year                                                   (63)              (85)              --
   Change in unfunded accumulated benefits                                        (37)               22              (85)
------------------------------------------------------------------------------------------------------------------------------------
      Balance at end of year                                                     (100)              (63)             (85)
------------------------------------------------------------------------------------------------------------------------------------
Retained Earnings (Deficit)
   Balance at beginning of year                                                   (46)             (219)            (322)
   Net income                                                                     209               237              168
   Common stock dividends declared (per share, 1995, 1994
      and 1993, $.20)                                                             (22)              (18)             (17)
   Preferred stock dividends declared (per share, 1995, Series A, $4.10,
      Series B, $10.25; 1994 and 1993, Series A, $4.10, Series B, $10.25,
      Series C, $5.00)                                                            (28)              (46)             (48)
------------------------------------------------------------------------------------------------------------------------------------
      Balance at end of year                                                      113               (46)            (219)
------------------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                               $1,984            $1,441           $1,556
====================================================================================================================================

See Notes to Consolidated Financial Statements.
*Financial statements for 1994 and 1993 have been restated to reflect mergers with Discover Re Managers, Inc., and Victoria Financial Corporation (refer to
Note 1.11).

USF&G CORPORATION        Notes to Consolidated Financial Statements


Note 1 Summary of Significant Accounting Policies
1.1. Basis of presentation
--------------------------------------------------------------------------------
The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP"). These statements include the accounts of USF&G Corporation and its subsidiaries ("USF&G" or "the Corporation"). Intercompany transactions are eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 1995 presentation. Refer to
Note 1.11 regarding restatements for mergers consummated in the second quarter of 1995.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

The Corporation, through its subsidiaries, is primarily engaged in the business of insurance. Property/casualty insurance, which accounts for 85 percent of total revenues, is written primarily by United States Fidelity and Guaranty Company ("USF&G Company") and is sold primarily through independent agents supported by USF&G Company's underwriting, marketing, administrative and claim services offices located throughout the United States. Life insurance and annuities, which account for 14 percent of total revenues, are written primarily by Fidelity and Guaranty Life Insurance Company ("F&G Life"), and are sold throughout the United States through independent agents, managing general agents and regional and national securities brokerage firms. Noninsurance operations are composed of the parent company, asset management, and management consulting services. Additional information on the Corporation's business segments is included in Note 14, "Information on Business Segments".

1.2. New accounting standard
--------------------------------------------------------------------------------
In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are to be disposed of.

The Corporation will adopt the standard in the first quarter of 1996. The standard includes a requirement that impairments in the value of real estate investments be recorded as direct reductions in the carrying value of those investments. USF&G's prior practice has been to establish valuation allowances for impairments to specific investments where impairment is deemed other than temporary. Adoption of this standard is not expected to have a material effect on USF&G's financial statements since valuation allowances existing at December 31, 1995 will be applied against the related investments, thus reducing the cost basis of those investments.

1.3. Permitted statutory accounting practices
--------------------------------------------------------------------------------
Reporting practices for insurance subsidiaries prescribed or permitted by state regulatory authorities (statutory accounting practices) differ from GAAP. Statutory amounts for USF&G's insurance operations follow.

                                    Years Ended December 31
(in millions)                        1995     1994*   1993*
================================================================================
Statutory Net Income:
  Property/casualty insurance**    $   --   $  173  $  203
  Reinsurance subsidiaries and
     affiliates                         6        3       1
  Life insurance                       15       30       5
--------------------------------------------------------------------------------

                                        At December 31
(in millions)                        1995     1994*   1993*
================================================================================
Statutory Surplus:
  Property/casualty insurance**    $1,341   $1,621  $1,577
  Reinsurance subsidiaries and
     affiliates                       333      211     147
  Life insurance                      300      326     316
--------------------------------------------------------------------------------

*For comparability, amounts are restated to reflect mergers consummated in the second quarter of 1995 (refer to Note 1.11). However, restatement of prior periods for business combinations is not prescribed by statutory accounting practices.

**At December 31, 1995, this amount includes certain reinsurance subsidiaries and affiliates. At December 31, 1994 and 1993, it includes the life insurance subsidiary as well as certain reinsurance subsidiaries and affiliates. Refer to
Note 7.3.

USF&G's primary insurance subsidiaries, USF&G Company and F&G Life, are domiciled in the State of Maryland and prepare their statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Maryland Insurance Administration. Prescribed statutory accounting practices include state laws, regulations and general administrative rules issued by the State of Maryland as well as a variety of publications and manuals of the National Association of Insurance Commissioners ("NAIC"). Permitted statutory accounting practices encompass all accounting practices not so prescribed.

Property/Casualty Insurance: In 1994, USF&G Company received written approval from the Maryland Insurance Administration to extend the required disposal period for certain real property acquired as security for loans or other obligations. Under the current Maryland Insurance Code, these assets are required to be disposed of within five years from the date of acquisition. The Maryland Insurance Administration extended this time period for certain properties up to no later than December 31, 1997. As of December 31, 1995 and 1994, this permitted transaction increased statutory surplus by $35 million and $19 million, respectively, over what it would have been had prescribed accounting practices been followed.

Life Insurance: In 1994, F&G Life received permission from the Maryland Insurance Administration to reduce non-admitted assets by the associated asset valuation reserve subcomponent ending balance. There was no effect on statutory surplus from electing this option at December 31, 1995. As of December 31, 1994, this permitted accounting practice had the effect of increasing statutory surplus by $15 million over what it would have been had prescribed accounting practices been followed.

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

1.4. Investments
--------------------------------------------------------------------------------
Fixed Maturities: At December 31, 1994 and 1993, USF&G classified fixed maturities as "held to maturity" if it had both the positive intent and ability to hold the securities until maturity or near enough to maturity such that interest rate risk would be substantially eliminated as a pricing factor. Fixed maturities held to maturity were carried at amortized cost. Changes in the market values of these investments were generally not recognized in the financial statements. On December 4, 1995, USF&G reclassified all of its fixed maturities previously classified as "held to maturity" to "available for sale", as permitted by supplemental guidance issued by the FASB in November 1995.

Fixed maturities that are bought and held principally for the purpose of selling them in the near-term are classified as "trading securities". USF&G has no securities classified as trading securities.

Fixed maturities not classified as either "held to maturity" or "trading securities" are classified as "available for sale". These securities are held for an indefinite period of time and may be sold in response to changes in interest rates and the yield curve, prepayment risk, liquidity needs, or other factors. Fixed maturities classified as "available for sale" are carried at market value, with unrealized gains and losses recorded as a separate component of shareholders' equity. Unrealized gains or losses on fixed maturities available for sale are offset by an adjustment to life insurance deferred policy acquisition costs which is made on a proforma basis as if the unrealized gains or losses on those assets which match certain life insurance liabilities were realized.

Specific write-downs in the carrying value of fixed maturities are recognized in income when an impairment is deemed other than temporary.

Common and Preferred Stocks: Investments in common and preferred stocks where USF&G has significant influence over the investees' operating and financial policies are accounted for using the equity method and included in other invested assets. Other investments in common and preferred stocks are carried at market value with the resulting unrealized gains or losses reported directly in shareholders' equity.


Securities Lending: USF&G participates in a securities lending program where certain securities from its portfolio are loaned to other institutions for short periods of time. A fee is paid to USF&G by the borrower. Collateral that exceeds the market value of the loaned securities is invested by the lending agent to represent USF&G's interest. USF&G's interest in securities lending is reported in other invested assets. USF&G's invested assets and other liabilities include $113 million, $6 million and $141 million at December 31, 1995, 1994 and 1993, respectively, related to its interest in the securities lending program.

Mortgage Loans and Real Estate: Mortgage loans are carried at unpaid principal balances. Real estate investments are reported at cost adjusted for equity participation. Real estate acquired through foreclosure or deed-in-lieu of foreclosure is initially recorded at estimated market value. Valuation allowances are provided for impairments in estimated net realizable value which are deemed other than temporary, based on quarterly evaluations (refer to Note 1.2).

Interest and Dividend Income: Interest on fixed maturity investments is recorded as income when earned and is adjusted for any amortization of purchase premium or discount. Dividends on equity securities are recorded as income on ex-dividend dates.

Realized Gains and Losses: Realized gains and losses on the sale of investments are determined based on specific cost. Realized losses are also recorded when an investment's net realizable value is below cost and the decline is deemed other than temporary.

1.5. Recognition of premium revenues
--------------------------------------------------------------------------------
Property/Casualty Insurance: Property/casualty insurance premiums are earned principally on a pro rata basis over the lives of the policies and include accruals for ultimate premium revenue anticipated under auditable and retrospectively rated policies. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of policies in force. Unearned premiums also include estimated and unbilled premium adjustments.

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

1.6. Unpaid losses, loss expenses and policy benefits
--------------------------------------------------------------------------------
Property/Casualty Insurance: The liability for unpaid property/casualty insurance losses and loss expenses is based on an evaluation of reported losses and on estimates of incurred but unreported losses. The reserve liabilities are determined using adjusters' individual case estimates and statistical projections. The liability was reported net of estimated salvage and subrogation recoverables of $116 million at December 31, 1995 and 1994, and $139 million at December 31, 1993. Adjustments to the liability based on subsequent developments or other changes in the estimate are reflected in results of operations in the period in which such adjustments become known.

Certain liabilities for unpaid losses and loss expenses related to workers' compensation coverage are discounted to present value. The carrying amount of such workers' compensation liabilities, net of reinsurance and net of discount, was $1.5 billion, $1.6 billion and $1.8 billion at December 31, 1995, 1994 and 1993, respectively. Interest rates of up to 4 percent are used to discount these liabilities.

Life Insurance: Ordinary life insurance reserves are computed under the net level premium method using assumptions for future investment yields, mortality and withdrawal rates. These assumptions reflect USF&G's experience, modified to reflect anticipated trends, and provide for possible adverse deviation. Reserve interest rate assumptions are graded and range from 2.5 percent to 6.0 percent.

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

1.7. Deferred policy acquisition costs ("DPAC")
--------------------------------------------------------------------------------
Acquisition costs, consisting of commissions, brokerage, and other expenses incurred at policy issuance, are generally deferred. Anticipated losses, loss expenses, policy benefits and remaining costs of servicing the policies are considered in determining the amount of costs to be deferred. Anticipated investment income is considered in determining whether a premium deficiency exists related to short-duration contracts. Amortization of deferred policy acquisition costs totaled $714 million, $668 million and $685 million for the years ended December 31, 1995, 1994 and 1993, respectively, and are included in underwriting, acquisition and operating expenses in the Consolidated Statement of Operations.

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

1.8. Foreign currency translation
--------------------------------------------------------------------------------
The functional currency for USF&G's foreign operations is the applicable local currency. Foreign currency balance sheet accounts are translated to U.S. dollars using exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using the average exchange rates prevailing during the year. The unrealized gains or losses, net of applicable deferred income taxes, resulting from translation are included in shareholders' equity.

Foreign currency gains and losses on transactions denominated in a currency other than the entity's functional currency are generally recorded in operations. Such gains and losses may be reduced or effectively eliminated by certain financial instruments used by USF&G to reduce its foreign exchange exposure.

1.9. Earnings per common share
--------------------------------------------------------------------------------
Primary earnings per common share are computed by subtracting dividends on preferred stock from net income and then dividing by the weighted average common shares outstanding during the period. The effect of common stock equivalents is excluded from the calculations because their effect is not material. Fully diluted earnings per common share assume the conversion of all securities whose contingent issuance would have a dilutive effect on earnings.

1.10. Facilities exit costs/sublease income
--------------------------------------------------------------------------------
During 1994, USF&G committed to a plan to consolidate its home office operations in Baltimore, Maryland at its Mount Washington facility. The facilities exit costs of $183 million in 1994 represent the present value of the rent and other operating expenses to be incurred under the lease on the Corporation's principal office building from the time USF&G vacates the building through the expiration of the lease in September 2009. Facilities exit costs recorded in 1994 did not consider any potential future sublease income, as such income was neither probable nor reasonably estimable at that time. To the extent that additional or extended subleases are subsequently negotiated, the present value of income to be received over the term of those subleases is recognizable in the period such income becomes probable and reasonably estimable. Sublease income of $6 million was recognized under the facilities exit plan in 1995 as a result of USF&G's renegotiation of a sublease with an existing tenant.

1.11. Business combinations
--------------------------------------------------------------------------------
On April 13, and May 22, 1995, USF&G consummated mergers with Discover Re Managers, Inc. ("Discover Re"), and Victoria Financial Corporation ("Victoria Financial"), respectively. In the transactions, USF&G exchanged 5.4 million shares of common stock, worth approximately $79 million, for all of the outstanding equity of Discover Re, and 3.8 million shares, worth approximately $59 million, for all of the outstanding equity of Victoria Financial. Discover Re provides insurance, reinsurance and related services to the alternative risk transfer market. Victoria Financial is an insurance holding company which specializes in nonstandard personal lines auto coverage.

Both of these business combinations were accounted for as poolings-of-interests. Accordingly, the financial statements have been restated to reflect the mergers with Discover Re and Victoria Financial.

Results for each of the separate enterprises from the beginning of the year to the respective consummation dates are as follows:

                                 Premiums    Total     Net
(in millions)                      Earned Revenues  Income
================================================================================
January 1 - March 31, 1995:
     USF&G                           $598   $  795     $49
     Discover Re                        6        8       1
--------------------------------------------------------------------------------
January 1 - April 30, 1995:
     USF&G*                          $769   $1,028     $63
     Victoria Financial                13       16      --
--------------------------------------------------------------------------------
*Excludes Discover Re.

A reconciliation of the previously separate enterprises to the restated consolidated results of operations and total assets for the years ended December 31, 1994 and 1993 is disclosed in USF&G's 1994 Annual Report to Shareholders (Restated) as filed with the Securities and Exchange Commission under Form 10-K/A in November 1995.

1.12. Supplemental cash flow information
--------------------------------------------------------------------------------
The Consolidated Statement of Cash Flows is presented using the "direct method", which reports major classes of cash receipts and cash payments. A reconciliation of net income to net cash provided from operating activities is as follows:

                                                 Years Ended December 31
(in millions)                                     1995     1994    1993
================================================================================
Net income                                        $209    $ 237    $168
Adjustments to reconcile net
  income to net cash provided
  from operating activities:
  Cumulative effect of adopting new
     accounting standards                           --       --     (38)
  Facilities exit costs/(sublease income)           (6)     183      --
  Provision for income taxes (benefit)             (14)    (280)    (27)
  Net realized gains on investments                 (7)      (5)     (6)
  Change in insurance liabilities                  294       72      60
  Change in DPAC                                   (36)     (60)     28
  Change in receivables                            (99)     (24)     48
  Change in other liabilities                       73      (29)    (55)
  Change in other assets                           (31)      39     (96)
  Change in other items, net                        16        7      22
--------------------------------------------------------------------------------
  Net cash provided from operating
     activities                                   $399    $ 140    $104
--------------------------------------------------------------------------------

Note 2 Investments
2.1. Sources of net investment income
--------------------------------------------------------------------------------

                                    Years Ended December 31
(in millions)                        1995     1994    1993
================================================================================
Fixed maturities                     $664     $674    $725
Common and preferred stocks             4        7       9
Short-term interest                    23       14       9
Mortgage loans and real estate         46       58      41
Other investment income, net of
  interest expense on funds held       13        9     (13)
--------------------------------------------------------------------------------
Total investment income               750      762     771
Investment expenses                   (17)     (13)    (18)
--------------------------------------------------------------------------------
  Net investment income              $733     $749    $753
--------------------------------------------------------------------------------

2.2. Net realized gains on investments
--------------------------------------------------------------------------------

                                    Years Ended December 31
(in millions)                        1995     1994    1993
================================================================================
Net Gains on Sales:
  Fixed maturities                   $  6    $   3    $ 79
  Common and preferred stocks           4       --       5
  Mortgage loans and real estate        2        7       6
  Other                                18        5      --
--------------------------------------------------------------------------------
     Net gains on sales                30       15      90
Impairments                           (23)     (10)    (84)
--------------------------------------------------------------------------------
  Net realized gains on investments  $  7    $   5    $  6
--------------------------------------------------------------------------------

2.3. Gross unrealized gains (losses)
--------------------------------------------------------------------------------

                                             At December 31
(in millions)                             1995     1994    1993
================================================================================
Unrealized Gains:
  Fixed maturities available for sale    $ 375    $   9    $225
  DPAC and policy benefits adjustment       --       33      --
  Common and preferred stocks                3        2      14
  Foreign currency and other                 6       16      10
--------------------------------------------------------------------------------
     Gross unrealized gains                384       60     249
--------------------------------------------------------------------------------
Unrealized Losses:
  Fixed maturities available for sale      (35)    (193)     (2)
  DPAC and policy benefits adjustment      (73)      --     (30)
  Common and preferred stocks               (5)      (8)    (23)
  Foreign currency and other                 --      (6)     (3)
--------------------------------------------------------------------------------
     Gross unrealized losses              (113)    (207)    (58)
--------------------------------------------------------------------------------
  Net unrealized gains (losses)          $ 271    $(147)   $191
--------------------------------------------------------------------------------


2.4. Change in net unrealized gains (losses)
--------------------------------------------------------------------------------

                                    Years Ended December 31
(in millions)                        1995     1994    1993
================================================================================
Fixed maturities available for sale  $524    $(407)   $223
DPAC and policy benefits adjustment  (106)      63     (30)
Common and preferred stocks             4        3      23
Foreign currency and other             (4)       3       4
--------------------------------------------------------------------------------
  Net change                         $418    $(338)   $220
--------------------------------------------------------------------------------


2.5. Estimated market values of fixed maturity investments
--------------------------------------------------------------------------------
On December 4, 1995, USF&G reclassified all of its fixed maturities previously classified as "held to maturity" to "available for sale" (refer to Note 2.6). The cost and market value of total fixed maturities are as follows:


                                                                    At December 31
                                         1995                            1994                            1993
                                  Gross Unrecognized/             Gross Unrecognized/             Gross Unrecognized/
                                      Unrealized  Market              Unrealized  Market              Unrealized  Market
(in millions)                 Cost  Gains  Losses  Value      Cost   Gains Losses  Value       Cost  Gains Losses  Value
====================================================================================================================================
Fixed maturities held to maturity  $   --    $ --   $ --    $   --  $4,659    $32  $(407)    $4,284 $4,672   $191   $(56)    $4,807
Fixed maturities available for sale 9,118     375    (35)    9,458   4,265      9   (193)     4,081  4,753    225     (2)     4,976
------------------------------------------------------------------------------------------------------------------------------------
  Total                            $9,118    $375   $(35)   $9,458  $8,924    $41  $(600)    $8,365 $9,425   $416   $(58)    $9,783
------------------------------------------------------------------------------------------------------------------------------------

The cost and market value of fixed maturities held to maturity are as follows:



                                                                     At December 31
                                         1995                            1994                            1993
                                         Gross                           Gross                           Gross
                                     Unrecognized Market             Unrecognized Market             Unrecognized Market
(in millions)                 Cost  Gains  Losses  Value      Cost   Gains Losses  Value       Cost  Gains Losses  Value
====================================================================================================================================
U.S. Government bonds          $--    $--     $--    $--    $   14     $-- $  (2)$   12     $    5   $ --   $ (1)$    4
Mortgage-backed securities      --     --      --     --     1,360      19   (97) 1,282      1,541     69    (18) 1,592
Asset-backed securities         --     --      --     --       136      --    (8)   128        128      1     (1)   128
Corporate bonds                 --     --      --     --     3,027      12  (293) 2,746      2,927    114    (36) 3,005
State and political
 subdivision bonds              --     --      --     --       107       1    (6)   102         36      4     --     40
Foreign government bonds        --     --      --     --        15      --    (1)    14         35      3     --     38
------------------------------------------------------------------------------------------------------------------------------------
  Total                        $--    $--     $--    $--    $4,659     $32 $(407)$4,284     $4,672   $191   $(56)$4,807
------------------------------------------------------------------------------------------------------------------------------------

The cost and market value of fixed maturities available for sale are as follows:

                                                                    At December 31
                                         1995                            1994                            1993
                                         Gross                           Gross                           Gross
                                      Unrealized  Market              Unrealized  Market              Unrealized  Market
(in millions)                 Cost  Gains  Losses  Value      Cost   Gains Losses  Value       Cost  Gains Losses  Value
====================================================================================================================================
U.S. Government bonds       $  380   $ 21    $ -- $  401    $  273     $--  $ (12)$  261    $   308   $ 20    $-- $  328
Mortgage-backed securities   1,739     49      (1) 1,787       561       2    (28)   535        877     38     --    915
Asset-backed securities        999     28      (2) 1,025       806       1    (29)   778      1,021     35     --  1,056
Corporate bonds              5,608    260     (25) 5,843     2,262       4   (104) 2,162      2,334    118     (2) 2,450
State and political
  subdivision bonds            183      7      --    190       255       2     (4)   253        122      8     --    130
Foreign government bonds       209     10      (7)   212       108      --    (16)    92         91      6     --     97
------------------------------------------------------------------------------------------------------------------------------------
  Total                     $9,118   $375    $(35)$9,458    $4,265     $ 9  $(193)$4,081    $4,753    $225    $(2)$4,976
------------------------------------------------------------------------------------------------------------------------------------



2.6. Stated due dates of fixed maturities
--------------------------------------------------------------------------------
The table below shows the stated due dates of fixed maturities available for sale.

                                          At December 31, 1995
                                                         Market
(in millions)                             Cost            Value
================================================================================
In 1996                                 $  385           $  385
1997 through 2000                        1,776            1,826
2001 through 2005                        2,581            2,701
After 2005                               1,638            1,734
--------------------------------------------------------------------------------
  Subtotal                               6,380            6,646
Mortgage/asset-backed securities         2,738            2,812
--------------------------------------------------------------------------------
  Fixed maturities available for sale   $9,118           $9,458
--------------------------------------------------------------------------------

Expected maturities may differ from stated due dates as borrowers may have the right to call or prepay obligations. During 1995, USF&G received proceeds from sales or repayments of fixed maturities of $1.1 billion. The table below illustrates the source of 1995 proceeds.

                                             Gross   Gross
(in millions)                CostProceeds    Gains  Losses
================================================================================
Proceeds From Sales of Fixed Maturities:
  Held to maturity         $   24  $   21       $--   $ (3)
  Available for sale          486     489       16     (13)
--------------------------------------------------------------------------------
     Subtotal                 510     510       16     (16)
--------------------------------------------------------------------------------
Proceeds from Maturities/Repayments:
  Held to maturity            108     110        2      --
  Available for sale          439     443        4      --
--------------------------------------------------------------------------------
     Subtotal                 547     553        6      --
--------------------------------------------------------------------------------
  Total proceeds           $1,057  $1,063      $22    $(16)
--------------------------------------------------------------------------------

Sales in 1995 of fixed maturities classified as held to maturity involved 5 different issuers and were based on evidence of significant deterioration of the issuers' creditworthiness. The determination of significant credit deterioration was based upon current developments related specifically to the issuers. USF&G performed a detailed analysis of the issuers' operating trends, cash flows and ability to meet debt service. USF&G's analysts continually monitor news events, published financial results, rating agency reports and other related financial information. Sales of fixed maturities under such circumstances were not inconsistent with their original classifications as held to maturity. Sales in 1994 of fixed maturities classified as held to maturity totaled $65 million and involved 21 different issuers. Gross gains and gross losses of $1 million were realized on those sales, which were also based on evidence of significant deterioration of the issuers' creditworthiness. Proceeds from sales of fixed maturities classified as available for sale were $345 million in 1994 with gross gains of $2 million and gross losses of $4 million. Prior to the adoption of SFAS No. 115 in 1993, proceeds from sales of fixed maturities held to maturity totaled $462 million with gross gains of $20 million and gross losses of $12 million and occurred primarily due to repositioning a portion of the portfolio to more effectively match the duration of life insurance liabilities. Proceeds from sales of fixed maturities available for sale were $1.3 billion in 1993 with gross gains of $73 million and gross losses of $2 million.

From January 1, 1995 through December 3, 1995, reclassifications from held to maturity to available for sale totaled $31 million of amortized cost. These reclassifications were based on evidence of significant deterioration of the issuers' creditworthiness. Gross unrealized losses on these securities totaled $9 million at the time of the reclassifications. On December 4, 1995, all remaining securities classified as held to maturity were reclassified to available for sale as permitted by supplemental guidance to SFAS No. 115 issued by the FASB in November 1995. This reclassification was made to allow maximum flexibility in the management of the investment portfolio without being restricted by accounting interpretations. The securities had a total amortized cost of $4.5 billion, with gross unrealized gains of $117 million, at the time of the reclassifications.

2.7. Investment commitments
--------------------------------------------------------------------------------
USF&G has outstanding commitments to provide permanent financing for various real estate investments. The funded amounts of these commitments are collateralized by the real estate projects. At December 31, 1995, unfunded commitments totaled approximately $20 million, with approximately $17 million of this expected to be funded in 1996.

2.8. Nonincome-producing investments
--------------------------------------------------------------------------------
Fixed maturities held at December 31, 1995, for which no income was recorded during 1995, totaled $5 million. In addition, nonperforming real estate, defined as mortgage loans and real estate investments that are not performing in accordance with their contractual terms or are performing significantly below expectations, totaled $142 million at December 31, 1995.

Note 3 Insurance Liabilities
3.1. Property/casualty insurance reserves - unpaid losses and loss expenses
--------------------------------------------------------------------------------
Activity in the unpaid losses and loss expenses for the property/ casualty segment is summarized as follows:

(in millions)                             1995     1994    1993
================================================================================
Total reserve at beginning of year,
  gross                                 $6,158   $6,370  $5,564
  Less reinsurance recoverables          1,016    1,054     N/A
--------------------------------------------------------------------------------
Net balance at January 1                 5,142    5,316   5,564
--------------------------------------------------------------------------------
Incurred Related To:
  Current year                           1,856    1,752   1,744
  Prior years                              (54)      (8)     61
--------------------------------------------------------------------------------
  Total incurred                         1,802    1,744   1,805
--------------------------------------------------------------------------------
Paid Related To:
  Current year                             635      634     582
  Prior years                            1,196    1,284   1,471
--------------------------------------------------------------------------------
  Total paid                             1,831    1,918   2,053
--------------------------------------------------------------------------------
Net balance at December 31               5,113    5,142   5,316
  Plus reinsurance recoverables            984    1,016   1,054
--------------------------------------------------------------------------------
Total reserve at end of year, gross     $6,097   $6,158  $6,370
--------------------------------------------------------------------------------

Loss and loss expenses recorded in the current period financial statements are affected by changes in estimates of insured events occurring in prior periods. Losses incurred in 1995 but related to prior years were a reduction of $54 million primarily as a result of favorable development on prior years' experience in the assumed reinsurance business. Losses incurred but related to prior years were $61 million in 1993, primarily as a result of the strengthening of the unallocated loss expense reserve for voluntary and servicing carrier business.

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

3.2. Life benefit reserves
--------------------------------------------------------------------------------
The table below shows F&G Life's benefit reserves by policy type.

                                             At December 31
(in millions)                             1995     1994    1993
================================================================================
Single Premium Annuities:
  Deferred                              $1,590   $1,860  $2,138
  Immediate                                943      867     815
Other annuities                            542      492     462
Universal/term/group life                  640      579     554
--------------------------------------------------------------------------------
  Net balance                            3,715    3,798   3,969
Reinsurance receivable                       4        6       4
--------------------------------------------------------------------------------
  Total reserve at end of year, gross   $3,719   $3,804  $3,973
--------------------------------------------------------------------------------

Note 4 Debt and Credit Arrangements
4.1. Debt outstanding
--------------------------------------------------------------------------------

                                        At December 31
(in millions)                        1995     1994    1993
================================================================================
Corporate:
  Short-term:
  Credit facility                    $ --     $215    $395
  5 1/2% Swiss Franc Bonds due 1996    80       --      --
  Long-term:
  8 7/8% Notes due 1996                --       --      99
  5 1/2% Swiss Franc Bonds due 1996    --       92      80
  Zero Coupon Convertible Notes
     due 2009                         136      130      --
  8 3/8% Senior Notes due 2001        150      149      --
  7% Senior Notes due 1998            145       --      --
  7 1/8% Senior Notes due 2005         80       --      --
--------------------------------------------------------------------------------
     Total corporate debt             591      586     574
--------------------------------------------------------------------------------
Real Estate and Other:
  Short-term                           --       12      18
  Long-term:
  8% Secured Note due 1995             --       --      11
  9.96% Secured Notes due
     through 1999                      11       14      14
  Other                                 5       16      10
--------------------------------------------------------------------------------
     Total real estate and other debt  16       42      53
--------------------------------------------------------------------------------
       Total debt outstanding        $607     $628    $627
--------------------------------------------------------------------------------

4.2. Short-term debt
--------------------------------------------------------------------------------
For general corporate purposes, USF&G maintained a committed, standby credit facility with a group of foreign and domestic banks totaling $250 million at December 31, 1995. This facility, which expires in 1997, was available for up to $400 million at December 31, 1994, and represents the renegotiation of a prior credit facility for up to $700 million at December 31, 1993. USF&G pays facility fees on the total amount of the commitments which are based on its long-term debt credit ratings. In order to minimize facility fees, and due to the reduced borrowings against it, the Corporation elected to reduce the size of the facility to its current level. There were no borrowings against the facility at December 31, 1995. Such borrowings totaled $215 million at December 31, 1994 and $395 million at December 31, 1993. Interest rates are based on current market rates. USF&G was in compliance with the covenants contained in these agreements at December 31, 1995, 1994, and 1993. The most restrictive covenants require USF&G to maintain a tangible net worth of at least $1.1 billion plus 50 percent of the net income earned during the commitment period and an indebtedness-to-capital ratio below 55 percent.

In addition, at December 31, 1995, USF&G maintained a $100 million foreign currency credit facility and a $50 million letter of credit facility. USF&G pays facility fees on the total amount of each commitment. At December 31, 1995, there were no borrowings against the foreign currency credit facility; the balance outstanding on the letter of credit facility was $12 million. At December 31, 1994, there were no borrowings against either facility, both of which were established during 1994.

4.3. Debt extinguishments
--------------------------------------------------------------------------------
Proceeds from the issuance of the 7% Senior Notes in May 1995 and the 7 1/8% Senior Notes in June 1995 were used to repay $215 million under the short-term credit facility and to purchase approximately $15 million of the 5 1/2% Swiss Franc Bonds. Another $10 million of the 5 1/2% Swiss Franc Bonds were purchased in November 1995. In addition, during October 1995, USF&G purchased approximately $5 million of the outstanding 7% Senior Notes. Both fourth quarter 1995 purchases were accomplished through the use of excess corporate cash. In 1994, with proceeds from the issuance of the Zero Coupon Convertible Notes, USF&G extinguished $99 million principal of the Corporation's 8 7/8% Notes and $20 million principal of Medium-Term Notes. Proceeds from the issuance of the 8 3/8% Senior Notes in 1994 were used to reduce the short-term credit facility borrowings by $147 million.

On January 5, 1996, the remaining balance of the 5 1/2% Swiss Franc Bonds matured and was repaid. The repayment was accomplished through the draw-down of $75 million on the committed credit facility, with the remainder of the balance paid from excess corporate cash.

At December 31, 1994, real estate and other debt included $12 million under a line of credit maintained by a subsidiary of USF&G Corporation. The balance under this credit facility was repaid during 1995. Prepayment of $3 million of the 9.96% Secured Notes due through 1999 further reduced real estate and other debt in 1995. Real estate and other debt increased in 1994 by $63 million as a result of the restructuring of a real estate partnership whereby USF&G became a controlling general partner. Shortly thereafter, $54 million of this partnership debt was defeased, reducing the amount that would otherwise have been consolidated as a result of this restructuring to $9 million at December 31, 1994. The remaining balance was subsequently defeased during the third quarter of 1995. Real estate and other debt was reduced in 1994 by $11 million as the result of prepaying notes due in 1995 and further reduced $11 million as a result of a deed-in-lieu of foreclosure whereby property in which USF&G had a partnership interest was conveyed back to the lender.

4.4. Shelf registrations
--------------------------------------------------------------------------------
Effective February 20, 1996, USF&G Corporation, along with two business trusts in which USF&G has a controlling interest (the "Trusts"), have a shelf registration statement which permits the issuance by the Trusts of up to $210 million of cumulative quarterly income preferred securities (the "Preferred Securities"). Payment of periodic dividends and the ultimate payment or redemption of the Preferred Securities will be guaranteed by USF&G Corporation on a subordinated basis. If the Preferred Securities are issued by the Trusts, the proceeds will in turn be invested in subordinated debentures of USF&G Corporation (the "Debentures"). The Debentures will be subordinate and junior in right of payment to USF&G's other corporate and real estate debt, including intercompany indebtedness. Both the Preferred Securities and the Debentures will contain provisions under which any interest payments can be deferred for up to five years. If issued, the proceeds will be available for general corporate purposes, including redemption, in whole or in part, of outstanding shares of USF&G's $4.10 Series A Convertible Exchangeable Preferred Stock. In addition, USF&G has available $142 million of unissued debt, preferred stock, common stock and warrants to purchase debt and stock under a 1994 shelf registration.

4.5. Redeemable debt
--------------------------------------------------------------------------------
The Zero Coupon Convertible Notes are redeemable beginning in 1999 for an amount equal to the original issue price plus amortized original issue discount.

4.6. Currency swaps
--------------------------------------------------------------------------------
USF&G entered into currency swap agreements in 1989 to hedge its foreign currency exposure on the SF120 million 5 1/2% Swiss Franc Bonds. This hedge was canceled in September 1994 and USF&G received a payment of approximately $19 million. At the same time, USF&G rehedged the repayment of the SF120 million Swiss Franc debt and interest payments with forward contracts. In conjunction with the purchase of $25 million of the 5 1/2% Swiss Franc Bonds during 1995, and in order to offset the unhedged currency position, USF&G effectively reduced the forward position by issuing Swiss Franc call options and purchasing Swiss Franc put options at strike prices equivalent to the forward obligations. The forward contracts and options were exercised in January 1996 upon repayment of the balance of the 5 1/2% Swiss Franc Bonds.

4.7. Interest rate swaps
--------------------------------------------------------------------------------
In conjunction with the 8 3/8% Senior Notes, USF&G has outstanding two interest rate swaps with a total notional amount of $150 million which convert the fixed interest payments from this debt to floating rate debt for the first three years of the seven-year term of the debt. These agreements involve, to varying degrees, interest rate and credit risk. The notional amount represents the amount of the underlying debt to which the swap applies, not future cash requirements. The maximum credit risk related to the swap agreements is the amount related to periodic settlements, which is not material at December 31, 1995. USF&G seeks to manage the credit risk through monitoring procedures and investigation of counterparties to the transactions.

4.8. Maturities of long-term debt
--------------------------------------------------------------------------------
                                                     Real Estate
(in millions)                   Corporate              and Other
================================================================================
1996                                $  80                    $--
1997                                   --                     --
1998                                  145                     --
1999                                   --                     11
2000                                   --                     --
--------------------------------------------------------------------------------

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

5.1. Financial instruments
--------------------------------------------------------------------------------
Cash and Short-Term Investments: The carrying amounts reported in the Consolidated Statement of Financial Position for these instruments approximate their fair values.

Fixed Maturity Investments: Fair values for publicly traded fixed maturity investments are based on quoted market prices. For privately placed fixed maturities, estimated fair values are derived by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. At December 31, 1995, the amortized costs and market values of fixed maturity investments were as follows:

                                Amortized           Market
(in millions)                        Cost            Value
================================================================================
Publicly traded                    $8,871           $9,202
Private placements                    247              256
--------------------------------------------------------------------------------
  Total fixed maturity investments $9,118           $9,458
--------------------------------------------------------------------------------

All fixed maturities are classified as available for sale and are reported in the Consolidated Statement of Financial Position at market value.

Common and Preferred Stocks: The carrying values of common and preferred stocks as reported in the Consolidated Statement of Financial Position are based on quoted market prices and reflect their fair values.

Mortgage Loans and Policy Loans: The fair values for mortgage loans and policy loans are estimated based on discounted cash flow analyses, using interest rates currently being offered for loans with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. At December 31, 1995, the carrying amounts and fair values of investments in mortgage loans and policy loans were as follows:

                                 Carrying             Fair
(in millions)                      Amount            Value
================================================================================
Mortgage loans                       $254             $251
Policy loans                           67               75
--------------------------------------------------------------------------------

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

Short and Long-Term Debt: The carrying amount of USF&G's short-term borrowings approximates its fair value. The fair value of long-term debt is based on market quotes or estimated discounted cash flow analyses, based on USF&G's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts and estimated fair value of debt instruments at December 31, 1995 were as follows:

                                 Carrying             Fair
(in millions)                      Amount            Value
================================================================================
Corporate:
  Short-term                        $  80             $ 80
  Long-term                           511              535
Real estate and other                  16               17
--------------------------------------------------------------------------------
  Total                             $ 607             $632
--------------------------------------------------------------------------------

Investment Contracts: Fair values for F&G Life's single premium deferred annuities, other deferred annuities, single premium immediate annuities and supplementary contracts are primarily derived by estimating the cost to extinguish its liabilities under an assumption reinsurance transaction. The estimated statutory profits the assuming company would realize from the transaction are discounted at a typical internal rate of return objective. If such a transaction were to occur, GAAP would require the unamortized balance of deferred acquisition costs associated with these liabilities to be immediately expensed. The amount of the related unamortized deferred acquisition costs was approximately $109 million at December 31, 1995. The fair values of the remaining liabilities under investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for like contracts with similar maturities. The carrying amounts and estimated fair values of F&G Life's liabilities for investment contracts at December 31, 1995 are as follows:

                                 Carrying             Fair
(in millions)                      Amount            Value
================================================================================
Single premium deferred annuities  $1,590           $1,520
Other deferred annuities              432              413
Single premium immediate annuities
  and supplementary contracts         105              100
Group annuities                       109              106
--------------------------------------------------------------------------------
  Total                            $2,236           $2,139
--------------------------------------------------------------------------------

Off-Balance Sheet Financial Instruments: The fair values of USF&G's unfunded real estate commitments and its financial commitment on investments are estimated using discounted cash flow analyses, based on USF&G's current incremental borrowing rate for similar types of borrowing arrangements. The estimates of the fair value of USF&G's interest rate swaps were obtained from the counterparties to the agreement or were derived by discounting the expected future cash flows. The estimated fair values of USF&G's off-balance sheet financial instruments at December 31, 1995 are as follows:

                                                      Fair
(in millions)                                        Value
================================================================================
Liabilities:
  Unfunded real estate commitments                     $18
Debt-related Derivatives:
  Interest rate swaps                                    1
  Currency forwards                                      6
--------------------------------------------------------------------------------

5.2. Derivatives
--------------------------------------------------------------------------------
USF&G uses derivative instruments to manage foreign exchange and interest rate risk, reduce borrowing costs and minimize the impact of rate fluctuations on the settlement of debt and other financial instruments. USF&G is subject to the risk that the counterparties will fail to perform. However, these risks are mitigated by the credit quality of the counterparties and the gains and losses of the underlying instruments. USF&G does not use derivative instruments for trading purposes.

Foreign Exchange Rate Instruments: The Corporation relies predominantly on natural hedges to manage foreign exchange rate risk by maintaining offsetting foreign asset and foreign liability positions wherever possible, without sacrificing other financing objectives. Foreign exchange derivative instruments in use as of December 31, 1995 were a currency forward contract to purchase Swiss Francs for the principal and interest payment associated with USF&G's 5 1/2% Swiss Franc Bonds due in January 1996, and foreign currency options to offset the excess forward contract position. The difference between the spot rate at the initiation of the forward contract and the forward rate was amortized over the life of the forward contract as foreign currency expense. These foreign exchange instruments were exercised in January 1996 upon repayment of the balance of the 5 1/2% Swiss Franc Bonds.

Interest Rate Instruments: The Corporation uses interest rate derivatives selectively to enable it to maintain a certain fixed/floating rate exposure given the current and projected interest rate environment. The interest rate environment in 1995 was one in which changes in short-term and long-term rates provided the opportunity to obtain fixed rate financing at favorable rates. At the outset of 1995, USF&G had approximately 60 percent floating rate debt ($376 million) and 40 percent fixed rate debt ($252 million). In the second quarter of 1995, USF&G issued $150 million of 7% Senior Notes due 1998 and $80 million of 7 1/8% Senior Notes due 2005, proceeds of which were used to repay floating rate debt of $215 million under the committed credit facility and to purchase fixed rate debt of $15 million of 5 1/2% Swiss Franc Bonds. At December 31, 1995, USF&G had approximately 75 percent fixed rate debt ($457 million), and 25 percent floating rate debt ($150 million) which resulted from two interest rate swaps (refer to Note 4.7).

Note 6 Leases
USF&G occupies office facilities under lease agreements that expire at various dates through 2009. In addition, data processing, office and transportation equipment is leased under agreements that expire at various dates through 2001.

Most leases contain renewal options that may provide for rent increases based on prevailing market conditions. Some leases also may contain purchase options based on fair market values or contractual values, if greater. All leases are accounted for as operating leases. Rent expense for the years ended December 31, 1995, 1994 and 1993 was $44 million, $63 million and $55 million, respectively. Rent expense in 1994 included a $9 million loss on long-term subleases.

The table below shows the future minimum payments to be made under noncancelable leases at December 31, 1995.

                             Home   Other
                           Office  Office
(in millions)            Building   Space  Equipment   Total
================================================================================
1996                        $  16     $20       $  9    $ 45
1997                           16      16          8      40
1998                           16      13          4      33
1999                           19      11          2      32
2000                           25       6          2      33
After 2000                    224       4          1     229
--------------------------------------------------------------------------------
  Total                     $ 316     $70       $ 26    $412
--------------------------------------------------------------------------------

USF&G is also the lessor under various subleases on its office facilities. The minimum rentals to be received in the future under noncancelable subleases is $38 million at December 31, 1995.

USF&G's principal office lease involves an office building ("the Tower") which the Corporation sold in 1984 and subsequently leased back. The facilities exit costs of $183 million recorded in the fourth quarter of 1994 represent the present value of the acceleration of net expenses, including rent and operating expenses, to be incurred under the Tower lease from the time USF&G vacates the Tower through the expiration of the lease in 2009. The lease on the Tower, which provides for rent increases every five years through its expiration in September 2009, will not be terminated. USF&G will continue to make rental payments under the lease.

Note 7 Shareholders' Equity
7.1. Classes of stock
--------------------------------------------------------------------------------
USF&G is authorized to issue 12 million shares of $50 par value preferred stock and 240 million shares of $2.50 par value common stock.

7.2. Preferred stock
--------------------------------------------------------------------------------
USF&G has 4 million shares of $4.10 Series A Convertible Exchangeable Preferred Stock ("Series A Preferred Stock"), and 277,550 shares of $10.25 Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock") issued and outstanding at December 31, 1995. USF&G had 4 million shares of Series A Preferred Stock, and 1.3 million shares of Series B Preferred Stock issued and outstanding at December 31, 1994 and 1993. Additionally, at December 31, 1994 and 1993, USF&G had 1.3 million shares and 3.8 million shares, respectively, of $5.00 Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock") issued and outstanding.

Each share of the Series A Preferred Stock entitles the holder to an annual cumulative dividend of $4.10 and a liquidation preference of $50 plus accrued and unpaid dividends. At December 31, 1995, at the option of the holder, subject to adjustment under certain conditions, each share of Series A Preferred Stock is convertible to 1.206 shares of USF&G's common stock. The Series A Preferred Stock is exchangeable in whole at USF&G's option on any dividend payment date for 8.2% Convertible Subordinated Debentures due 2011 at a rate of $50 principal amount per share. Shares of the Series A Preferred Stock are redeemable for cash, in whole or in part, at USF&G's option at $50.41 per share plus accrued and unpaid dividends to the redemption date. The redemption price declines to $50 per share in 1996.

During 1995, USF&G called for redemption 832,650 shares of its Series B Preferred Stock. These shares were converted into 6.9 million shares of common stock in accordance with the terms of the Series B Preferred Stock. Holders of an additional 189,800 shares of Series B Preferred Stock voluntarily converted their shares into 1.6 million shares of common stock during 1995.

Each remaining share of Series B Preferred Stock entitles the holder to an annual cumulative dividend of $10.25 and a liquidation preference of $100 plus accrued and unpaid dividends. At December 31, 1995, at the option of the holder, subject to adjustment under certain conditions, each share of Series B Preferred Stock is convertible to 8.316 shares of USF&G's common stock. The remaining shares of Series B Preferred Stock are also redeemable for cash, in part, at USF&G's option commencing in mid-1996 at $100 per share plus accrued and unpaid dividends. No redemption may be made prior to 1997 unless the closing price of the common stock exceeds 150 percent of the Series B Preferred Stock conversion price and subject to certain other conditions. In addition, if a change in control event should occur, then at the election of each holder of Series B Preferred Stock, USF&G will issue and sell additional nonredeemable equity securities and apply the net proceeds thereof to redeem these shares, but only if and to the extent any such proceeds are raised.

During 1994, USF&G called for redemption 2.4 million shares of its Series C Preferred Stock. The remaining shares were called for redemption in 1995. As a result of these calls, over 93 percent of the Series C Preferred Stock converted into 14.7 million shares of common stock in accordance with the terms of the Series C Preferred Stock.

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

7.3. Dividend restrictions
--------------------------------------------------------------------------------
There are certain restrictions on payments of dividends by insurance subsidiaries that may limit USF&G Corporation's ability to receive funds from its subsidiaries. Under the Maryland Insurance Code, a Maryland insurance subsidiary, such as USF&G Company and F&G Life, must provide the Maryland Insurance Commissioner (the "Commissioner") with not less than thirty days' prior written notice before payment of an "extraordinary dividend" to its holding company. (Refer to Section 7.3, "Liquidity Restrictions", of Management's Discussion and Analysis of Financial Conditions and Results of Operations.) In addition, ten days' prior notice of any other dividend must be given to the Maryland Insurance Commissioner prior to payment, and the Commissioner has the right to prevent payment of such dividend if it is determined that such payment could impair the insurer's surplus or financial condition.

Effective June 1, 1995 and with the Commissioner's consent, USF&G Company declared an extraordinary dividend payable to USF&G Corporation for $323 million, which consisted of all of the issued and outstanding capital stock of F&G Life. Prior to payment of such dividend, F&G Life was a wholly-owned subsidiary of USF&G Company. As a result of such dividend payment, F&G Life is now a direct, wholly-owned subsidiary of USF&G Corporation. In addition, because any dividends paid during the immediately preceding twelve-month period are considered when determining whether future dividends constitute extraordinary dividends, any dividends which USF&G Company would propose to pay in the twelve-month period beginning June 1, 1995 would be deemed extraordinary dividends and subject to the thirty-day notice period.

In addition to the extraordinary dividend paid on June 1, dividends of $83 million have been paid during 1995 to USF&G Corporation by USF&G Company. At December 31, 1993, $154 million in dividends were available for payment to USF&G Corporation from USF&G Company without being subject to the requirements for extraordinary dividends, of which $125 million of dividends were paid during 1994.

During 1995, approximately $33 million in dividends were available for payment to USF&G Corporation from F&G Life without providing the notice required for extraordinary dividends. As of December 31, 1995, cash dividends of approximately $31 million have been paid to USF&G Corporation by F&G Life. In addition, effective December 29, 1995 and with the Commissioner's consent, F&G Life declared an extraordinary dividend payable to USF&G Corporation consisting of investments in three real estate properties, totaling $28 million. As a result, any dividends which F&G Life would propose to pay in the twelve-month period beginning December 29, 1995 would be deemed extraordinary dividends and subject to the thirty-day notice period.

7.4. Changes in common stock shares
--------------------------------------------------------------------------------

                               1995        1994         1993
================================================================================
Outstanding,
  January 1             104,810,794  91,418,372   89,985,083
Shares issued            14,795,301  13,392,422    1,433,289
--------------------------------------------------------------------------------
  Outstanding,
     December 31        119,606,095 104,810,794   91,418,372
--------------------------------------------------------------------------------

USF&G issued 5.5 million shares of common stock during 1995 for the conversion of the Series C Preferred Stock, and 8.5 million shares of common stock for the conversion of the Series B Preferred Stock. Another 9.9 million common stock shares were issued in 1994 related to the conversion of the Series C Preferred Stock.

7.5. Shareholder rights plan
--------------------------------------------------------------------------------
USF&G has a shareholder rights plan ("the plan") to deter coercive or unfair takeover tactics and to prevent a potential purchaser from gaining control of USF&G without offering a fair price to all of the Corporation's shareholders. Under the plan, each outstanding share of USF&G's common stock has one preferred share purchase right (a "right") expiring in 1997. Each right entitles the registered holder to purchase 1/100 of a share of a new class of junior preferred stock for $140. The rights cannot be exercised unless certain events occur that might lead to a concentration in ownership of common shares. At that time, the rights may be exercised for common stock having a value of twice the exercise price. Under certain conditions, the rights also become exercisable into shares of common stock of a purchaser having a value of twice the exercise price. USF&G will generally be entitled to redeem the rights, at $.05 per right, any time before the tenth day after a 20 percent position is acquired.

Note 8 Stock Ownership Plans
8.1. Stock option plans
--------------------------------------------------------------------------------
Stock options have been granted to full-time officers and key employees under four incentive plans: Long-Term Incentive Plan, Stock Option Plan of 1987, Stock Option Plan of 1990, and Stock Incentive Plan of 1991. In addition, the Employee Stock Option Plan of 1992 and the 1994 Stock Plan For Employees of USF&G granted eligible employees, other than officers and key employees participating in other stock incentive plans, options to purchase shares based on market quotations at the time of grant. Activity under the stock option plans is as follows:

                               1995         1994         1993
================================================================================
Outstanding, January 1    5,908,451    4,824,136    5,135,484
Granted                   2,714,806    2,245,500    1,143,282
Exercised                  (733,603)    (483,590)    (338,940)
Surrendered or cancelled   (599,447)    (677,595)  (1,115,690)
--------------------------------------------------------------------------------
  Outstanding,
     December 31          7,290,207    5,908,451    4,824,136
--------------------------------------------------------------------------------
Expiration dates      12/97-12/2005 1/95-12/2004 1/94-12/2003
Exercise and surrender
  prices                $6.25-30.82  $6.25-30.82  $6.25-30.82
Shares reserved and
  available for grant     3,111,099    8,106,029    2,324,047
--------------------------------------------------------------------------------

The Corporation applies Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and related interpretations in accounting for its employee stock options. Under APB No. 25, no compensation expense is recognized since the exercise price of the options is equal to the market price of the underlying stock on the date of the grant.

8.2. Directors stock plan
--------------------------------------------------------------------------------
The Corporation adopted the 1993 Stock Plan for Non-Employee Directors (the "Directors Stock Plan") on May 12, 1993. Only the Corporation's outside directors are eligible to participate, and participation is mandatory. The Directors Stock Plan has two components: (1) annual retainer awards, and (2) retirement awards. The Directors Stock Plan authorizes the issuance of up to 300,000 shares of the Corporation's common stock, par value $2.50 per share. Activity under the Directors Stock Plan is as follows:

                                     1995     1994     1993
================================================================================
Outstanding, January 1             96,502  113,585       --
Stock units awarded                21,903   17,115  135,885
Stock issued                       (3,000) (34,198) (22,300)
--------------------------------------------------------------------------------
  Outstanding, December 31        115,405   96,502  113,585
--------------------------------------------------------------------------------

USF&G records compensation expense equal to the market value at grant date of the vested stock or stock units awarded under the Directors Stock Plan. In 1993, $2 million of compensation expense was recognized relating to this plan. The 1995 and 1994 compensation expense related to these plans was minimal.

Note 9 Retirement Benefits
9.1. Retirement plans
--------------------------------------------------------------------------------
USF&G has noncontributory retirement plans covering most regular full-time employees of the Corporation and its affiliates. An employee's pension benefit is based on salary, years of service and Social Security benefits. USF&G makes contributions to the retirement plans based on amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974, as amended. The plans' funded status and amounts recognized in the consolidated financial statements are as follows:


                                         At December 31
(dollars in millions)                1995     1994    1993
================================================================================
Actuarial Present Value of:
  Accumulated benefit obligation    $ 388     $303    $338
  Vested benefits                     372      291     322
--------------------------------------------------------------------------------

Plan assets at fair value           $ 348     $289    $297
Projected benefit obligation          403      313     351
--------------------------------------------------------------------------------
  Funded status                       (55)     (24)    (54)
Unrecognized net loss                 134       98     123
Unrecognized prior service
 cost (benefit)                       (19)     (22)    (25)
Adjustment for minimum
  pension liability                  (100)     (63)    (85)
--------------------------------------------------------------------------------
  Net accrued pension cost          $ (40)    $(11)   $(41)
--------------------------------------------------------------------------------
Actuarial Assumptions:
  Weighted average discount rate     7.00%    8.75%   7.50%
  Average rate of increase in future
     compensation levels              5.0      5.0     5.0
  Expected long-term rate of return
     on assets                        8.5      8.5     8.5
--------------------------------------------------------------------------------

As a result of the lower interest rate environment, USF&G decreased the discount rate assumption as of December 31, 1995, which caused the accumulated benefit obligation to increase. In accordance with SFAS No. 87, USF&G recorded a minimum pension liability for the underfunded amount, representing the accumulated benefit obligation in excess of the fair value of the plans' assets, plus the amount of prepaid pension costs. The minimum pension liability is reported as a separate reduction to shareholders' equity.

The assets held by the plan consist primarily of fixed-income and equity securities. USF&G classifies prepaid pension cost with other assets and accrued pension cost with other liabilities in the Consolidated Statement of Financial Position.

The components of net pension expense are as follows:

                                    Years Ended December 31
(in millions)                        1995     1994    1993
================================================================================
Service cost                         $  5     $  6    $  4
Interest cost                          27       26      25
Actual return on plan assets          (63)      10     (19)
Net amortization and deferral          43      (29)     --
--------------------------------------------------------------------------------
  Net periodic pension expense       $ 12     $ 13    $ 10
--------------------------------------------------------------------------------

9.2. Postretirement benefits
--------------------------------------------------------------------------------
USF&G sponsors a defined dollar postretirement health care plan (medical and dental) and noncontributory life insurance plan covering most regular full-time employees of the Corporation and its affiliates. USF&G's contributions and costs are determined based on the annual salary and the type of coverage elected by covered employees. USF&G's contributions to the plan are a percentage of plan costs based on age and service of employees at retirement. Additionally, the plan costs are capped at projected 1996 cost levels, and retiree contributions are increased for the total medical costs over the projected levels.

Effective January 1, 1993, USF&G adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires USF&G to accrue a liability for the cost of health care, life insurance and other retiree benefits when the employees' services are rendered. As permitted under the standard, the transition obligation of $52 million at January 1, 1993 was recognized as an immediate charge to net income by including the cumulative effect of adopting this accounting standard. USF&G funds the health care and life insurance benefit costs principally on a pay-as-you-go basis. The amounts funded for postretirement benefits were $5 million in 1995, 1994 and 1993.

The plans' combined funded status and amounts recognized in the consolidated financial statements are as follows:

                                             At December 31
(in millions)                           1995     1994    1993
================================================================================
Accumulated Postretirement
         Benefit Obligation:
  Retirees                              $(48)    $(45)   $(46)
  Fully eligible active plan
  participants                            (1)      (1)     (4)
  Other active plan participants          (8)      (6)     (8)
--------------------------------------------------------------------------------
                                         (57)     (52)    (58)
Plan assets at fair value                 --       --      --
--------------------------------------------------------------------------------
  Funded status                          (57)     (52)    (58)
Unrecognized net loss (gain)               4       (1)      6
--------------------------------------------------------------------------------
  Accrued postretirement benefit cost   $(53)    $(53)   $(52)
--------------------------------------------------------------------------------

USF&G classifies accrued postretirement benefit cost with other liabilities in the Consolidated Statement of Financial Position.

Net periodic postretirement benefit costs consisted of $1 million of service cost and $4 million of interest cost for each of the years ended December 31, 1995, 1994 and 1993. The weighted average annual assumed rate of increase in per capita cost of covered benefits (i.e., medical trend rate) for the plans is 7.75 percent for 1996 (9.0 percent and 10.5 percent for 1995 and 1994, respectively) and is assumed to decrease to 5.25 percent in 2002 for participants age 65 or younger, and 7.4 percent for 1996 (7.75 percent and 8.0 percent for 1995 and 1994, respectively), decreasing to 5.25 percent for participants over age 65, and remain at that level thereafter. Increasing the assumed medical trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year by less than $1 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was
7.00 percent, 8.75 percent, and 7.50 percent at December 31, 1995, 1994 and 1993, respectively.

Note 10 Income Taxes
USF&G Corporation and its subsidiaries file a consolidated federal income tax return. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to net operating loss carry-forwards ("NOLs") and to temporary differences between the tax basis and GAAP basis of an asset or a liability. A valuation allowance is required if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

At December 31, 1995, the net deferred tax asset of $435 million recorded by USF&G is supported by a combination of forecasted taxable income and a tax strategy that USF&G would implement to prevent NOLs from expiring.


10.1. Significant components of deferred tax assets and liabilities
--------------------------------------------------------------------------------

                                        At December 31
(in millions)                        1995     1994    1993
================================================================================
Deferred Tax Liabilities:
  Deferred policy acquisition costs  $139     $165    $143
  Other invested assets                12        7      44
  Net unrealized gains                 95       --      67
  Other                                53        4      --
--------------------------------------------------------------------------------
     Total deferred tax liabilities   299      176     254
--------------------------------------------------------------------------------
Deferred Tax Assets:
  Facilities exit costs                75       74      --
  Unpaid losses and loss expenses     236      249     306
  Unearned premiums                    54       45      47
  Foreign reinsurance                  56       50      49
  Real estate                           5       25      30
  Future policy benefits               66       54      50
  Net unrealized losses                --       52      --
  Minimum pension liability            35       22      30
  Postretirement benefits              19       19      18
  Other                                47       21      67
  Net operating loss carry-forwards   207      263     222
--------------------------------------------------------------------------------
     Total deferred tax assets        800      874     819
Valuation allowance for deferred
  tax assets                           66      279     445
--------------------------------------------------------------------------------
  Deferred tax assets, net of
     valuation allowance              734      595     374
--------------------------------------------------------------------------------
     Net deferred tax assets         $435     $419    $120
--------------------------------------------------------------------------------

The components of the changes in the valuation allowance were recorded through shareholders' equity and operations, as follows:

                                    Years Ended December 31
(in millions)                        1995     1994    1993
================================================================================
Changes Recognized in Shareholders' Equity:
  Change related to net unrealized
     (gains) losses                 $(147)  $  119    $(67)
  Change related to minimum
     pension liability                 13       (8)     30
--------------------------------------------------------------------------------
     Total changes recognized in
       shareholders' equity          (134)     111     (37)
--------------------------------------------------------------------------------
Changes Recognized in Statement of Operations:
  Reduction for increased likelihood
     of realization                   (81)    (267)    (56)
  Tax rate changes enacted             --       --      15
  Other adjustments                     2      (10)      6
--------------------------------------------------------------------------------
     Total changes recognized in
       statement of operations        (79)    (277)    (35)
--------------------------------------------------------------------------------
Total change in valuation allowance $(213)   $(166)   $(72)
--------------------------------------------------------------------------------

Changes to the valuation allowance recognized as a benefit in the statement of operations were primarily a result of the continued development of positive earnings trends, supporting the likelihood of realization of the deferred tax assets.

10.2. Components of provision for income taxes (benefits)
--------------------------------------------------------------------------------

                                    Years Ended December 31
(in millions)                        1995     1994    1993
================================================================================
Current tax                          $ 43    $  32    $ 40
NOL utilization                       (38)     (22)    (31)
--------------------------------------------------------------------------------
Current tax, net of NOL utilization     5       10       9
Deferred tax (benefit)                 62      (23)     23
Adjustment for enacted change
 in tax rates                          --       --      (3)
Adjustment of the beginning of the
  year valuation allowance            (81)    (267)    (56)
--------------------------------------------------------------------------------
Provision for income taxes (benefit) $(14)   $(280)   $(27)
--------------------------------------------------------------------------------
Income taxes paid                    $  5    $  12    $  5
--------------------------------------------------------------------------------

10.3. Reconciliation of taxes at federal rates to provision for income taxes (benefit)
--------------------------------------------------------------------------------

                                         Years Ended December 31
(in millions)                             1995     1994    1993
================================================================================
Tax at federal rates                      $ 68    $ (16)   $ 36
Tax Effect (Benefit):
  Adjustment of the beginning of the
     year valuation allowance              (81)    (267)    (56)
  Effect of change in tax rates             --       --      (3)
  Tax-exempt interest income                (2)      (3)     (2)
  Adjustment of property/casualty salvage
     and subrogation accruals
    (fresh start)                           --        6      --
  Other                                      1       --      (2)
--------------------------------------------------------------------------------
  Provision for income taxes (benefit)    $(14)   $(280)   $(27)
--------------------------------------------------------------------------------

10.4. Net operating loss carry-forwards
--------------------------------------------------------------------------------
At December 31, 1995, USF&G had NOLs remaining for tax return purposes expiring in 2006. The amount and timing of recognizing the benefit of these NOLs depends on future taxable income and limitations imposed by tax laws. The approximate amounts of USF&G's NOLs on a regular tax basis and an alternative minimum tax ("AMT") basis at December 31, 1995 were as follows:

(in millions)                                   Tax Return
================================================================================
Regular tax basis                                     $593
AMT basis                                              354
--------------------------------------------------------------------------------

Note 11 Reinsurance
USF&G reinsures portions of its policy risks with other insurance companies or underwriters, and assumes policy risks from other insurance companies and through participation in pools and associations. Reinsurance gives USF&G the ability to write larger risks and control its exposure to losses from catastrophes or other events that cause unfavorable underwriting results. USF&G's ceding reinsurance agreements are generally structured on a treaty basis whereby all risks meeting certain criteria are automatically reinsured. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve USF&G from its obligation to policyholders. Failure of reinsurers to honor their obligation could result in losses to USF&G. USF&G evaluates the financial condition of its reinsurers and monitors concentrations of credit risks arising from similar economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 1995, 1994 and 1993, reinsurance receivables totaled $604 million, $554 million and $573 million, respectively. Of these amounts, approximately $100 million, $122 million and $150 million, respectively, were associated with the Workers' Compensation Reinsurance Bureau ("WCRB"), a single voluntary reinsurance association of primary workers' compensation insurers formed for the purpose of providing excess of loss reinsurance to its members. USF&G is a member of this pool. Each member is required to hold collateral, for the benefit of all member companies, in the form of investment-grade securities equaling 115 percent of the member's share of outstanding receivables of the WCRB. This collateral requirement mitigates the risk of the WCRB becoming insolvent. Risk of loss is minimal for the remainder of receivables due to similar pool arrangements with collateral requirements, other contracts where funds are withheld, or letters of credit maintained. Credit risk is also diversified among numerous reinsurers. Additionally, USF&G has been active in the involuntary market as a servicing carrier whereby USF&G processes business for a pool but takes no direct underwriting risk because it is directly reimbursed for the cost of processing policies and settling any related claims. Servicing carrier receivables of $699 million, $706 million and $719 million associated with this business are separately disclosed in the Consolidated Statement of Financial Position at December 31, 1995, 1994 and 1993, respectively.

The effect of reinsurance on USF&G's premiums and losses is as follows:

                                     1995
                     Premiums      Losses   Unpaid  Unearned
(in millions)    Written  Earned Incurred   Losses  Premiums
================================================================================
Property/Casualty:
Direct            $2,318  $2,253   $1,607   $4,675    $  945
Assumed              634     637      436    1,422       110
--------------------------------------------------------------------------------
Gross              2,952   2,890    2,043    6,097     1,055
Ceded               (389)   (398)    (241)    (984)     (136)
--------------------------------------------------------------------------------
  Net              2,563   2,492    1,802    5,113       919
Life                 N/A     174      376    3,719       N/A
--------------------------------------------------------------------------------
  Total           $2,563  $2,666   $2,178   $8,832    $  919
--------------------------------------------------------------------------------

                                     1994
                     Premiums      Losses   Unpaid  Unearned
(in millions)    Written  Earned Incurred   Losses  Premiums
================================================================================
Property/Casualty:
Direct            $2,303  $2,284   $1,660  $ 4,826     $ 855
Assumed              594     588      407    1,332       113
--------------------------------------------------------------------------------
Gross              2,897   2,872    2,067    6,158       968
Ceded               (508)   (516)    (323)  (1,016)     (116)
--------------------------------------------------------------------------------
  Net              2,389   2,356    1,744    5,142       852
Life                 N/A     152      388    3,804       N/A
--------------------------------------------------------------------------------
  Total           $2,389  $2,508   $2,132  $ 8,946     $ 852
--------------------------------------------------------------------------------

                                     1993
                     Premiums      Losses   Unpaid  Unearned
(in millions)    Written  Earned Incurred   Losses  Premiums
================================================================================
Property/Casualty:
Direct            $2,400  $2,390   $1,508  $ 5,100     $ 836
Assumed              613     523       96    1,270       114
--------------------------------------------------------------------------------
Gross              3,013   2,913    1,604    6,370       950
Ceded               (511)   (521)     201   (1,054)     (124)
--------------------------------------------------------------------------------
  Net              2,502   2,392    1,805    5,316       826
Life                 N/A     129      395    3,973       N/A
--------------------------------------------------------------------------------
  Total           $2,502  $2,521   $2,200  $ 9,289     $ 826
--------------------------------------------------------------------------------

Included in assumed unpaid losses in the above tables are $52 million, $86 million and $110 million related to loss portfolio transfer agreements at December 31, 1995, 1994, and 1993, respectively. USF&G has not entered into any such agreements to cede its unpaid losses.

Note 12 Financial Guarantees
As of December 31, 1995, USF&G was contingently liable for par value amounts totaling less than $150 million on financial guarantee exposures ceded through reinsurance agreements with a monoline insurance company in which USF&G formerly had a minority ownership interest.

In addition, USF&G has other financial guarantee obligations where the par value guaranteed totaled $10 million at December 31, 1995, maturing at various dates through 1999. USF&G has also committed to assumption of the first $15 million in losses, if any, that would arise as a result of default on multi-family mortgages securitized as mortgage-backed securities.

Note 13 Legal Contingencies
USF&G's insurance subsidiaries are routinely engaged in litigation in the normal course of their businesses, including defending claims for punitive damages. As insurers, they defend third-party claims brought against their insureds, as well as defend themselves against first-party and coverage claims. Additionally, contingencies may arise from insurance regulatory matters and regulatory litigation matters (refer to Note 13.5).

In the opinion of management, such contingencies and the contingencies described below are not expected to have a material adverse effect on USF&G's consolidated financial position, although it is possible that the results of operations in a particular quarter or annual period would be materially affected by an unfavorable outcome.

13.1. North Carolina workers' compensation litigation
--------------------------------------------------------------------------------
On November 24, 1993, N.C. Steel, Inc., and six other North Carolina employers filed a class action in the General Court of Justice, Superior Court Division, Wake County, North Carolina against the National Council on Compensation Insurance ("NCCI"), North Carolina Rate Bureau, USF&G and eleven other insurance companies which served as servicing carriers for the North Carolina involuntary workers' compensation market. On January 20, 1994, the plaintiffs filed an amended complaint seeking to certify a class of all employers who purchased workers' compensation insurance in the State of North Carolina after November 24, 1989. The amended complaint, which is captioned N.C. Steel, Inc., et al., v. National Council on Compensation Insurance, et al., alleges that the defendants conspired to suppress competition with respect to the North Carolina voluntary and involuntary workers' compensation business, thereby artificially inflating the rates in such markets and the fees payable to the insurers. The complaint also alleges that the carriers agreed to improperly deny qualified companies from acting as servicing carriers, improperly encourage agents to place employers in the assigned risk pool, and improperly promote inefficient claims handling. USF&G acted as a servicing carrier in North Carolina between 1990 and 1995. The plaintiffs are pursuing their claims under various legal theories, including violations of the North Carolina antitrust laws, unlawful conspiracy, breach of fiduciary duty, breach of implied covenant of good faith and fair dealing, unfair competition, constructive fraud, and unfair and deceptive trade practices. The plaintiffs seek unspecified compensatory damages, punitive damages for the alleged constructive fraud and treble damages under the North Carolina antitrust laws. On February 14, 1995, the trial court granted the defendants' motion to dismiss the complaint. The plaintiffs have appealed the trial court's dismissal of the case. USF&G believes that it has meritorious defenses and has determined to defend the action vigorously.

13.2. South Carolina workers' compensation litigation
--------------------------------------------------------------------------------
On August 22, 1994, the Attorney General of the State of South Carolina filed suit in the County of Greenville, South Carolina on behalf of South Carolina employers that have allegedly been damaged as a result of alleged unfair and deceptive trade practices. Specifically, the Attorney General alleges that the NCCI, the National Workers' Compensation Reinsurance Pool, USF&G and seven other insurance companies which served as servicing carriers for the South Carolina involuntary workers' compensation market, conspired to fix servicing carrier fees at unreasonably high and noncompetitive levels in violation of the South Carolina Uniform Trade Practices Act, allegedly causing inflated deficits in the involuntary market and an excessive expansion of the residual market. The Attorney General alleges that the conspiracy occurred for an unspecified period of time prior to January 1994. The Attorney General has indicated that he intends to pursue recovery on behalf of all South Carolina employers who have suffered an ascertainable loss as a result of such alleged conduct, civil penalties of $5,000 for each willful violation, and temporary and permanent injunctive relief. USF&G believes that it has meritorious defenses and has determined to defend the action vigorously.

13.3. Alabama workers' compensation litigation
--------------------------------------------------------------------------------
On September 14, 1994, three Alabama employers filed a class action captioned Four Way Plant Farm, Inc., et al., v. National Council on Compensation Insurance, et al., in the Circuit Court of Bullock County, Alabama on behalf of all Alabama employers that have allegedly been damaged as a result of an alleged conspiracy by the NCCI, the National Workers' Compensation Reinsurance Pool, USF&G and numerous other insurance companies which served as servicing carriers for the Alabama involuntary workers' compensation market, to fix servicing carrier fees at unreasonably high and noncompetitive levels in violation of Alabama law. The plaintiffs allege that the conspiracy occurred during the period January 1, 1985 to January 1, 1994, and caused inflated deficits in the involuntary market and an alleged excessive expansion of the workers' compensation residual market. The plaintiffs seek unspecified damages on behalf of each member of the proposed class action. USF&G believes that it has meritorious defenses and has determined to defend the action vigorously.

13.4. Proposition 103
--------------------------------------------------------------------------------
In November 1988, voters in the State of California passed Proposition 103, which required insurers doing business in California to rollback most property/casualty premium prices in effect between November 1988 and November 1989 to November 1987 levels, less an additional 20 percent discount unless an insurer could establish that such rate levels threatened its solvency. The California Supreme Court subsequently ruled that an insurer does not have to face insolvency in order to qualify for an exemption from the rollback requirements and is entitled to a "fair and reasonable return".

The California Insurance Department adopted various regulations implementing Proposition 103, which were the subject of various lawsuits, and it was not clear how these regulations would apply to USF&G. However, in November 1995, USF&G entered into an agreement with the California Insurance Department to settle any rollback liability by refunding $11 million to certain policyholders who were USF&G insureds between November 1988 and November 1989. This final settlement approximated amounts previously accrued.

13.5. Regulation
--------------------------------------------------------------------------------
USF&G's insurance subsidiaries are subject to extensive regulatory oversight in the jurisdictions where they do business. From time to time, the insurance regulatory framework has been the subject of increased scrutiny. At any one time there may be numerous initiatives within state legislatures or state insurance departments to alter and, in many cases, increase state authority to regulate insurance companies and their businesses. It is not possible to predict the future impact of increasing regulation on USF&G's operations. (Additional information regarding regulatory matters may be found in Section 8, "Legal Contingencies and Regulation", of Management's Discussion and Analysis of Financial Condition and Results of Operations.)

Note 14 Information on Business Segments
USF&G's principal business segments are property/casualty insurance and life insurance.

14.1. Assets
--------------------------------------------------------------------------------
The assets of the insurance operations are primarily investments. Foreign assets are not material. Assets of the business segments are as follows:

                                        At December 31
(in millions)                        1995     1994     1993
================================================================================
Property/casualty insurance       $ 9,967  $ 9,487  $ 9,711
Life insurance                      4,591    4,575    4,848
Noninsurance operations
  and eliminations                     93      (82)     (78)
--------------------------------------------------------------------------------
  Consolidated total              $14,651  $13,980  $14,481
--------------------------------------------------------------------------------

14.2. Operations
--------------------------------------------------------------------------------
The insurance business is geographically diversified throughout the United States and Canada. Reinsurance and noninsurance operations are located in the United States, Europe and various foreign countries. Foreign operations, in total, are not material. Summarized financial information for the business segments is as follows:


                                                                        Years Ended December 31
                                                                                                  Income (Loss)
                                                                                                 from Operations
                                                          Revenues                             Before Income Taxes
(in millions)                                 1995         1994          1993            1995         1994**       1993
====================================================================================================================================
Property/Casualty Insurance:
  Commercial lines                          $1,223       $1,206        $1,241           $(139)       $(183)       $(225)
  Personal lines                               635          626           730             (77)         (62)         (29)
  Assumed reinsurance                          490          395           305              43           40           32
  Surety                                       119          107           100              16            3           (6)
  Alternative risk transfer                     25           22            16               1           --           (1)
------------------------------------------------------------------------------------------------------------------------------------
     Property/casualty
       categories                            2,492        2,356         2,392            (156)        (202)        (229)
  Net investment income*                       438          429           437             438          429          437
  Net realized gains (losses)
     on investments*                            14           (9)           31              14           (9)          31
  Other                                         12           10             5             (42)           1          (22)
------------------------------------------------------------------------------------------------------------------------------------
     Total property/casualty
       insurance                             2,956        2,786         2,865             254          219          217
------------------------------------------------------------------------------------------------------------------------------------
Life Insurance:
  Premium income                               174          152           129
  Net investment income                        306          317           321
  Net realized gains
     on investments                              1           --            20
  Other                                          1            1             1
------------------------------------------------------------------------------------------------------------------------------------
     Total life insurance                      482          470           471              28           14           14
------------------------------------------------------------------------------------------------------------------------------------
Noninsurance operations
  and eliminations                              21           54           (13)            (87)        (276)        (128)
------------------------------------------------------------------------------------------------------------------------------------
Consolidated total                          $3,459       $3,310        $3,323          $  195        $ (43)       $ 103
------------------------------------------------------------------------------------------------------------------------------------

*Net investment income and net realized gains (losses) on investments are not allocated to property/casualty categories.
**Income (loss) from operations before income taxes for 1994 includes facilities exit costs by segment as follows: Property/casualty, $28 million; and Noninsurance operations, $(211) million.





Note 15 Interim Financial Data (Unaudited)

                                                                                               Quarter
(in millions except per share data)                                              First       Second        Third       Fourth*
====================================================================================================================================
Summary Quarterly Results:
  Revenues                                                              1995      $818         $856         $885         $900
                                                                        1994       786          812          835          877
                                                                        1993       891          837          775          820
  Income from operations before cumulative effect of adopting           1995        49           46           49           65
     new accounting standards                                           1994        23           74           76           64
                                                                        1993        23           26           21           60
  Income from cumulative effect of adopting new accounting standards    1995        --           --           --           --
                                                                        1994        --           --           --           --
                                                                        1993        38           --           --           --
  Net income                                                            1995        49           46           49           65
                                                                        1994        23           74           76           64
                                                                        1993        61           26           21           60
Primary Earnings per Common Share:**
  Income from operations before cumulative effect of adopting           1995      $.39         $.35         $.37         $.52
     new accounting standards                                           1994       .11          .66          .67          .54
                                                                        1993       .12          .15          .10          .52
  Income from cumulative effect of adopting new accounting standards    1995        --           --           --           --
                                                                        1994        --           --           --           --
                                                                        1993       .42           --           --           --
  Net income                                                            1995       .39          .35          .37          .52
                                                                        1994       .11          .66          .67          .54
                                                                        1993       .54          .15          .10          .52
Fully Diluted Earnings per Common Share:**
  Income from operations before cumulative effect of adopting           1995      $.36         $.33         $.35         $.48
     new accounting standards                                           1994       .11          .56          .58          .47
                                                                        1993       .16          .15          .10          .47
  Income from cumulative effect of adopting new accounting standards    1995        --           --           --           --
                                                                        1994        --           --           --           --
                                                                        1993       .32           --           --           --
  Net income                                                            1995       .36          .33          .35          .48
                                                                        1994       .11          .56          .58          .47
                                                                        1993       .48          .15          .10          .47

*The fourth quarter 1995, 1994 and 1993 results reflect tax benefits of $15 million, $210 million and $27 million, respectively, as discussed in Note 10.
The fourth quarter 1994 results also reflect $183 million in facilities exit costs as discussed in Note 1.10.

** The sum of quarterly income per share amounts may not equal the full year's amount due to stock issuances during presented periods.

USF&G CORPORATION         Report of Independent Auditors


Board of Directors
USF&G Corporation

We have audited the accompanying consolidated statement of financial position of USF&G Corporation as of December 31, 1995, 1994, and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of USF&G Corporation at December 31, 1995, 1994, and 1993 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

In 1993, as a result of adopting new accounting standards and as discussed in Notes 2, 9, and 10 to the consolidated financial statements, the Corporation changed its methods of accounting for certain investments in debt and equity securities, postretirement benefits other than pensions, and income taxes.


/s/ ERNST & YOUNG LLP

Baltimore, Maryland
February 23, 1996

USF&G CORPORATION        Directors and Committees of the Board

Directors
H. Furlong Baldwin (64)
Chairman of the Board and
Chief Executive Officer
Mercantile Bankshares Corporation
1981*

Michael J. Birck (58)
President and Chief Executive Officer
Tellabs, Inc.
1993*

Norman P. Blake, Jr. (54)
Chairman of the Board, President,
and Chief Executive Officer
USF&G Corporation
1990*

George L. Bunting, Jr. (55)
President and Chief Executive Officer
Bunting Management Group
1981*

Robert E. Davis (64)
Managing Director
Axess Corporation
1990*

Dale F. Frey (63)
Chairman of the Board and President
General Electric Investment Corporation
1991*

Robert E. Gregory, Jr. (53)
Chairman of the Board and Chief Executive Officer
London Fog Corporation
1988*

Robert J. Hurst (50)
Partner
Goldman, Sachs & Co.
1988*

Dr. Wilbur G. Lewellen (58)
Herman C. Krannert Distinguished
Professor of Management
Graduate School of Management
Purdue University
1992*

Henry A. Rosenberg, Jr. (66)
Chairman of the Board and
Chief Executive Officer
Crown Central Petroleum Corporation
1981*

Larry P. Scriggins (59)
Partner
Piper & Marbury
1981*

Anne Marie Whittemore (49)
Partner
McGuire Woods Battle & Boothe
1993*

R. James Woolsey (54)
Partner
Shea & Gardner
1995*

Advisory Member of the Board
Randolph Screen (39)
Chairman
USF&G National Agency Council
Senior Vice President
Beall, Garner, Screen and Geare, Inc.
1995*

   *Year of original election

Committees of the Board
Executive Committee
Norman P. Blake, Jr.
Chairman

H. Furlong Baldwin
George L. Bunting, Jr.
Dale F. Frey
Robert E. Gregory, Jr.
Robert J. Hurst

Finance Committee
H. Furlong Baldwin
Chairman

Dale F. Frey
Wilbur G. Lewellen
Larry P. Scriggins
Anne Marie Whittemore
R. James Woolsey

Audit Committee
Robert E. Gregory, Jr.
Chairman

Michael J. Birck
Robert E. Davis
Dale F. Frey
Henry A. Rosenberg, Jr.
R. James Woolsey

Compensation Committee
George L. Bunting, Jr.
Chairman

Michael J. Birck
Robert E. Davis
Robert E. Gregory, Jr.
Wilbur G. Lewellen
Henry A. Rosenberg, Jr.

Nominating Committee
Robert J. Hurst
Chairman

H. Furlong Baldwin
George L. Bunting, Jr.
Robert E. Davis
Larry P. Scriggins
Anne Marie Whittemore

USF&G CORPORATION                Officers

Executive Management Committee
Norman P. Blake, Jr. (54)
Chairman, president, and chief executive officer since 1990
Previously chairman and chief executive officer, Heller International; executive vice president-Financing Operations, General Electric Credit Corporation
B.S., M.A.-Purdue University

Glenn W. Anderson (43)
Executive vice president-Commercial Lines and Field Operations since 1995 Previously executive vice president-USF&G Commercial Lines; vice president-Commercial Lines, Fireman's Fund
B.A.-Stanford University

John R. Berger (43)
President-F&G Re since January 1996
Previously executive vice president-F&G Re since 1983
A.B.-Princeton University, M.B.A.-Rutgers University

Kenneth E. Cihiy (49)
Senior vice president-Claim since 1993
Previously resident vice president, Aetna Life & Casualty
B.S.-Wilkes University

Gary C. Dunton (40)
President-Family and Business Insurance Group since 1995 and executive vice president-USF&G since 1992
Previously executive vice president-USF&G Field Operations; vice president-Standard Commercial Accounts, Aetna Life & Casualty
B.S.-Northeastern University, M.B.A.-Harvard University

Dan L. Hale (51)
Executive vice president-chief financial officer since 1993
Previously executive vice president-USF&G Diversified Insurance and Investment Operations; president, Chase Manhattan Leasing Company
B.A.-Yale University

Robert J. Lamendola (51)
Senior vice president-Surety since 1995
Previously senior vice president Fidelity/Surety;
managing director, Marsh & McLennan, Inc.
B.A.-State University College at Buffalo, New York

Thomas K. Lewis (43)
Senior vice president-chief information officer since 1993
Previously vice president-general manager for Europe, Middle East, and Africa, Seer Technologies, Inc.
B.S., M.S.-University of New Haven

Stephen W. Lilienthal (46)
Senior vice president-Field Operations since 1995
Previously senior vice president-USF&G Underwriting Services; vice president-Commercial Lines, Travelers Insurance Company
B.A.-College of The Holy Cross

John A. MacColl (47)
Senior vice president-general counsel since 1989 and senior vice president-Human Resources since 1994
Previously partner, Piper & Marbury
B.A.-Princeton University, LL.B.-Georgetown University

Andrew A. Stern (38)
Senior vice president-Strategic Planning/Corporate Marketing since 1993 Previously partner and vice president, Booz Allen & Hamilton, Inc. B.S.S.C.-Massachusetts Institute of Technology, M.B.A.-University of Chicago

Harry N. Stout (43)
President-F&G Life since 1994
Previously senior vice president-Business and Product Development-F&G Life; senior vice president- United Pacific Life Insurance Company
B.S.-Drexel University

John C. Sweeney (51)
Chairman-Falcon Asset Management since 1994 and senior vice president-chief investment officer-USF&G since 1992
Previously principal and practice director, Tillinghast Towers Perrin B.S.-St. Joseph's University, M.S.-The College of William and Mary


USF&G Insurance
President
Norman P. Blake, Jr.

Claim
Senior Vice President
Kenneth E. Cihiy

Vice President
Robert E. Burnham
Robert S. Kines
Thomas W. Salinsky
Catherine E. Smith
Charles M. Stapleton
Thomas M. Trezise

Commercial Lines
Executive Vice President
Glenn W. Anderson

Senior Vice President
Anita Devan

Vice President
Robert A. Bernatchez
Alan K. Crater
Gregor Doman
Jeff J. Gans
Joseph J. George
Ronald L. Goldberg
Paul C. Martin
Kevin M. Nish
Kenneth R. Solomon

Family and Business
Insurance Group
President
Gary C. Dunton

Senior Vice President
Frank J. Kotarba
James R. Lewis

Vice President
Mehran Assadi
Timothy F. Daniels
Earnest E. Hines
Roy G. Shrum

Field Operations
Senior Vice President
Stephen W. Lilienthal

Vice President
Charles C. Baldwin, Jr.
Steven A. LaShier
Marilyn G. Norman

Regional Vice President
Paul H. Beil - Columbus
William R. Cossari - Purchase
Anthony D. Everett - Mississippi
Larry W. Fitch - Oklahoma City

Janet D. Frank - Rocky Mountain
Hernando Madronero - Chicago
M. Lee Patkus - Baltimore
Kim B. Rich - West Coast
L. Bud Roberts - St. Louis
Louis R. Snage, Jr. - Charlotte
Terrence J. Welsh - New England
Marita Zuraitis - Atlanta

Branch Vice President
Joseph Brossard - Nashville
R. Paul Feemster - Louisville
Charles E. Foura - Kansas City
Derrick D. Iseler - Detroit
John H. Jennings, Jr. - Richmond
Charles W. Kincaid, Jr. - Charleston
John Murphy - Syracuse
Brian F. Quinn - Walnut Creek
Richard W. Ramell - Harrisburg
Robert R. Southard - Tampa
John A. Umberger - Delaware Valley
Melvin R. Workman - Salt Lake City
Charles D. Wright - Des Moines

Finance
Executive Vice President-
Chief Financial Officer
Dan L. Hale

Vice President
Francis X. Bossle
Thomas A. Bradley
Richard P. Campagna
Duane M. Danielsen
G. Jay Erbe, Jr.
Jon B. Savage
Patricia J. Scarff
James E. Stangroom
Charles R. Werhane
Joseph A. Wesolowski
Barbara L. Yewell

Human Resources
Senior Vice President
John A. MacColl

Vice President
Charles Conley
David James Dowling
Franco Moscardi
Shalom Saar

Information Services
Senior Vice President
Thomas K. Lewis, Jr.

Vice President
James M. Ditmore
James C.R. Graham
James Hughes
Albert E. Mazei

Legal
Senior Vice President/
General Counsel
John A. MacColl

Vice President
John A. Andryszak
John D.Corse
Vance C. Gudmundsen
J. Kendall Huber
Rosemary Quinn

Strategic Planning/
Corporate Marketing
Senior Vice President
Andrew A. Stern

Vice President
Kerrie Burch-DeLuca
William Glenn Kenney
John M. Lummis
Walter A. Wdowiak

Surety
Senior Vice President
Robert J. Lamendola

Vice President
Peter W. Carman
Frederick J. Gurba
Scott A. Williams
Gary A. Wilson

F&G Life
President
Harry N. Stout

Vice President
James G. Calhoun
Gene F. Gaines
Gary F. Haynes
Michel Perreault
Bruce H. Saul

F&G Re
Chairman
Paul B. Ingrey

President
John R. Berger

Executive Vice President
Dwight R. Evans
Timothy J. Olson
Wayne C. Paglieri

Senior Vice President
Thomas G. Devine, Sr.
Peter A. Dodge
Roland W. Jackson
Charles B. Penruddocke
John F. Rathgerber
Gregory J. Richardson
David Skurnick

Vice President/Counsel
Andrew Nosal

Discover Reinsurance Companies
Chairman and Chief
Executive Officer
George L. Estes III

President and Chief
Operating Officer
Scott P. Doyle

Executive Vice President
Albert F. Collings

Senior Vice President
Robert D. Byler
Richard E. Cartland

Vice President
John J. Bennett
William Taylor Budde
Kenneth A. Cormier
Nancy B. Foster
Hale Holden III
Rhonda K. Miller
Bill Pomfret
Robert D. Schultz

Victoria Financial
President
Robert W. Mueller

Executive Vice President
Marc Zeitlin

Vice President
Cynthia Cardwell
Michael W. Dietry
Barry LaRue
Joseph Metz
Katherine Nolan
Robert Shoenfelt
Mark VanDam
Stuart Willner

Falcon Asset Management
Chairman
John C. Sweeney

President
Geoffrey C. Getman

Executive Vice President
Salvatore Correnti

Senior Vice President
John C. Barber
Amy P. Williams

USF&G CORPORATION             Office Locations

USF&G Insurance
Home Office
100 Light Street
Baltimore, MD 21202
(410) 547-3000

5801 Smith Avenue
Baltimore, MD 21209
(410) 547-3000

Regional and Branch Offices
Atlanta Region
Marita Zuraitis*
9000 Central Park West
Suite 600
Atlanta, GA 30348
(770) 390-5500

Marita Zuraitis
1200 Corporate Drive
Suite 300
Birmingham, AL 35242
(205) 995-9606

Robert R. Southard
600 North Westshore Blvd.
Suite 400
Tampa, FL 33609
(813) 289-4589

Baltimore Region
M. Lee Patkus*
5801 Smith Avenue
Baltimore, MD 21209
(410) 578-2000

Richard W. Ramell
2605 Interstate Drive
Harrisburg, PA 17110
(717) 671-8001

Charles W. Kincaid, Jr.
1409 Greenbrier Street
Charleston, WV 25311
(304) 344-1692

Gregory Barth
One Mellon Bank Center
500 Grant Street
Pittsburgh, PA 15219
(412) 261-2550

Charlotte Region
Louis R. Snage, Jr.*
7415 Pineville-Matthews Rd.
Charlotte, NC 28226
(704) 544-0400

Louis R. Snage, Jr.
3117 Poplarwood Court
Suite 3000
Raleigh, NC 27604
(919) 872-1313

John H. Jennings, Jr.
2819 Parham Road
Richmond, VA 23294
(804) 747-0300

Joseph Brossard
100 Westwood Place
Suite 200
Brentwood, TN 37027
(615) 370-8400

Chicago Region
Hernando Madronero*
1515 West 22nd Street
Oak Brook, IL 60521
(708) 472-9030

Barry L. Seago
15800 W. Bluemound Rd.
Suite 200
Brookfield, WI 53005
(414) 860-0479

Michael J. Thoma
7300 Metro Boulevard
Suite 645
Edina, MN 55439
(612) 831-6504

Columbus Region
Paul H. Beil*
4936 Blazer Parkway
Dublin, OH 43017
(614) 793-1500

Derrick D. Iseler
1900 West Big Beaver Road
Troy, MI 48084
(810) 643-6433

Douglas H. McDonough
135 North Pennsylvania Street
Suite 1000
Indianapolis, IN 46204
(317) 267-2700

R. Paul Feemster
9911 Shelbyville Road
Suite 200
Louisville, KY 40223
(502) 429-7000

Mississippi Region
Anthony D. Everett*
143 LeFleurs Square
Jackson, MS 39211
(601) 982-5555

Jack E. Christopher
2500 North Hills Street
Meridian, MS 39303
(601) 693-1731

New England Region
Terence J. Welsh*
175 Capital Boulevard
Rocky Hill, CT 06067
(203) 563-8011

Theresa O'Sullivan
300 Crown Colony Drive
Quincy, MA 02169
(617) 786-0087

Oklahoma Region
Larry W. Fitch*
2601 NW Expressway
Suite 500E
Oklahoma City, OK 73112
(405) 843-7300

Larry W. Fitch
#1 Shackleford Drive
Suite 300
Little Rock, AR 72211
(501) 224-5200

Purchase Region
William R. Cossari*
2500 Westchester Avenue
Purchase, NY 10577
(914) 251-2300

John A. Umberger
930 Harvest Drive
Suite 400
Blue Bell, PA 19422
(215) 540-2700

John Murphy
5786 Widewaters Parkway
DeWitt, NY 13214
(315) 449-5100

Rocky Mountain Region
Janet D. Frank*
1670 Broadway
Suite 2330
Denver, CO 80202
(303) 812-9000

David Gross
1625 Eleventh Avenue
Helena, MT 59601
(406) 442-2270

Karen Mildenhall
2228 West Northern Avenue
Suite B-110
Phoenix, AZ 85069
(602) 864-2525

St. Louis Region
L. Bud Roberts*
910 North Eleventh Street
St. Louis, MO 63101
(314) 241-9190

Charles E. Foura
7500 College Boulevard
Overland Park, KS 66210
(913) 661-9700

Charles D. Wright
4200 Corporate Drive
West Des Moines, IA 50166
(515) 223-5700

West Coast Region
Kim B. Rich*
6650 SW Redwood Lane
Suite 250
Portland, OR 97224
(503) 684-0880

Melvin R. Workman
1100 East 6600 South
Salt Lake City, UT 84121
(801) 269-5656

Marvin F. King
100 West Harrison Plaza
Suite 300
Seattle, WA 98119
(206) 285-3636

Brian F. Quinn
1990 North California Blvd.
Suite 400
Walnut Creek, CA 94596
(510) 942-0363

Surety Regional Offices
Northern Division
6225 Smith Avenue
Baltimore, MD 21209
(410) 205-0315

Southern Division
9000 Central Park West
Suite 600
Atlanta, GA 30348
(770) 390-5561

Western Division
1670 Broadway
Suite 2330
Denver, CO 80202
(303) 812-9840

F&G Life
6225 Smith Avenue
Baltimore, MD 21209
(800) 638-2255

F&G Re
55 Madison Avenue
Morristown, NJ 07960
(201) 898-9393

Discover Reinsurance Companies
31 Waterside Drive
Farmington, CT 06032
(203) 674-2660

Victoria Financial
5915 Landerbrook Drive
Cleveland, OH 44124
(800) 888-8424

Falcon Asset Management
100 Light Street
Baltimore, MD 21202
(410) 547-3660

     *Regional Vice President

USF&G CORPORATION             Shareholders' Information

Corporate Headquarters
100 Light Street
Baltimore, Maryland  21202
(410) 547-3000

Annual Meeting
The Annual Meeting of Shareholders will be held Wednesday, May 15, 1996, at 9:00 a.m. at the Sheraton Baltimore North, 903 Dulaney Valley Road, Towson, Maryland.

Reports Filed with the Securities and Exchange Commission
A copy of USF&G Corporation's Annual Report on Form 10-K or Quarterly Reports on Form 10-Q, as filed with the Securities and Exchange Commission, may be obtained without charge upon request to John F. Hoffen, Jr., corporate secretary, at the corporate headquarters.

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

Transfer Agent/Registrar
The Bank of New York is transfer agent, registrar, and dividend disbursing agent for USF&G Corporation's common and preferred stock. Inquiries regarding stock transfer requirements, dividend payments, the Dividend Reinvestment and Stock Purchase Plan, or address changes should be addressed to:

The Bank of New York
P.O. Box  11258
Church Street Station
New York, NY  10286
Attention:  Shareholders' Relations Department
1-800-524-4458

Stock and Dividend Information
The following table presents 1995 and 1994 data on the sale prices of USF&G Corporation's common stock on the New York Stock Exchange Composite Listing by quarter, and the dividends paid per share of common stock. At February 26, 1996, there were 31,360 shareholders of record and the closing price was $16 1/8 per share.

                                  Sale Price
                                High         Low    Dividends Paid
--------------------------------------------------------------------------------
1995
First quarter                $15 1/2   $  13 3/8         $.05
Second quarter                17 1/4      13 3/4          .05
Third quarter                 19 1/2          15          .05
Fourth quarter                19 1/2          16          .05
--------------------------------------------------------------------------------
1994
First quarter                $16 1/8   $      13         $.05
Second quarter                    14    11 11/16          .05
Third quarter                     14      12 1/8          .05
Fourth quarter                14 5/8      12 5/8          .05
--------------------------------------------------------------------------------

USF&G Shareholder Direct 1-800-545-USFG (8734)
USF&G now provides 24-hour toll free access to the latest information about the Corporation at 1-800-545-USFG (8734). You can immediately listen to USF&G Corporation's financial information or request a copy to be sent to you by fax or mail. This new service replaces our traditional printed quarterly report, providing you faster, more convenient access to the latest news about USF&G. A site on the internet is also available with the same information at http://www.shareholder.com/usfg.

For Additional Information
Any investors and analysts requesting additional information regarding USF&G Corporation may dial our toll-free number, 1-800-335-USFG (8734) or call directly:

Investor Relations Department
(410) 547-3939

Independent Auditors
Ernst & Young LLP
One North Charles Street
Baltimore, Maryland  21201

The financial section is printed on recycled paper.
Design: Nebel Design Inc.
Cover photography: Steven Bivers
Executive photography: Robert Burke
Archival photography: Timothy Connolly
Printing:  S&S Graphics, Inc.