Form 10-K, Exhibit 13
period 1996-12-31
USF&G CORP
filed 1997-04-01
CIK 354396

USF&G CORPORATION
1996 ANNUAL REPORT

a strategically balanced approach to maximizing shareholder value

[APPENDIX TO ELECTRONIC FORMAT DOCUMENT]
(List of graphic and image material in 1995 Annual Report to Shareholders)

Inside Front Cover

"This is the dawn of USF&G's second century. Our company has been transformed into a highly competitive enterprise comprised of discretely organized strategic businesses led by exceptionally strong managerial and creative talent. We have created substantial new sources of earnings through innovative product/market and business development initiatives. We have fostered a unique high-performance culture of people who are committed to making a difference and practicing sound core values."

                                                          --Norman P. Blake, Jr.
                                                      USF&G Chairman, President,
                                                     and Chief Executive Officer



USF&G CORPORATION, with assets of $14.4 billion, is a holding company for property/casualty and life insurance operations. The corporation is comprised of the following portfolio of strategic businesses: the Commercial Insurance Group, the Family and Business Insurance Group, Specialty Businesses, and F&G Life.

Together, these units provide a wide variety of commercial and personal property/casualty insurance, surety bonds, reinsurance, life insurance, and annuity products to meet the varied risk management needs of its customers. USF&G operates on five core values: customer first, integrity, professionalism, innovation, and teamwork.



CONTENTS
1     Financial Highlights
2     Chairman's Letter
8     Business Overview
12    Capital Management
13    Index to Financial Information
59    Directors and Committees of the Board
60    Executive Management Committee
61    Office Locations
62    Officers
64    Shareholders' Information


Page 1

GRAPH Strong Earnings Growth and Improved Returns
(in millions)

            Total Revenues         Operating Income*
1992                $3,712                     $(60)
1993                 3,323                      100
1994                 3,310                      135
1995                 3,459                      181
1996                 3,498                      189

(footnote) *Operating income(loss) is defined as income from operations before realized gains, branch reorginization severance, facilities exit costs/ sublease income, certain income tax benefits, and cumulative effect of accounting changes. The information presented in this manner is not intended to conform with GAAP.

GRAPH Continued Improvement in Property/Casualty Underwriting Performance

                             USF&G       Industry     USF&G      Industry
                             Combined    Combined     Loss       Loss
                             Ratio**     Ratio**      Ratio      Ratio

1992                         116.9       115.8        81.8       88.1
1993                         109.1       106.9        75.3       79.5
1994                         108.2       108.5        73.1       81.1
1995                         106.1       107.2        72.4       78.9
1996                         105.9       107.0        72.1       79.8

(footnote) **Includes policyholders' dividends; 1996 industry ratios are estimates provided by A.M. Best.

Page 2 PHOTO(caption)
Chairman, President, and Chief Executive Office
Norman P. Blake, Jr.

Page 3
Business Transformation

GRAPH Sources of 1996 Premium

New products/markets since 1993          40%
Previously existing business             60

GRAPH 1996 Return on Equity

New products/markets since 1993          14%
Previously existing business              7

Page 4
PICTURE Strategically Balanced Business Portfolio

Cost Differentiation
(distribution/process driven)

    Family and Business Insurance Group


               F&G Life                      cost leader
                                             (scale)

                                                        value leader
                       Commercial Insurance Group       (skill)



                                      Specialty Businesses:
                                         Discover Re
                                         F&G Re
                                         Surety

                                                    Value Differentiation
                                                   (underwriting/product driven)

(footnote) Note: The higher a business is positioned on the vertical axis, the more it must achieve relative cost advantage to be successful. The further to the right a business is positioned on the horizontal axis, the more the business must achieve relative value advantage to be successful.

Page 6 (highlighted text in margin)
I anticipate that USF&G will again outperform the industry by producting another year of improving underwriting performance despite a very challenging business environment.

Page 8
PHOTO
PHOTO
PHOTO
PHOTO

Page 9
PHOTO
PHOTO

Page 10
PHOTO
PHOTO
PHOTO
PHOTO
PHOTO

Page 12
GRAPH

              Total              Debt-          Debt-plus-Preferred
              Shareholders'      to-            Equity-to-
              Equity*            Equity*        Total-Capitalization*

1992          $1,300             51%            59%
1993           1,363             48             60
1994           1,592             40             46
1995           1,716             35             36
1996           1,969             24             31

(footnote) *Before effect of SFAS No. 115.
Note: All ratios include the capital securities as preferred equity

Page 60

PHOTO (caption)
Glenn W. Anderson
President - Commercial Insurance Group

PHOTO (caption)
John R. Berger
President - F&G Re

PHOTO (caption)
Kenneth E. Cihiy
Executive Vice President - Claim

PHOTO (caption)
Gary C. Dunton
President - Family and Business Insurance Group

PHOTO (caption)
Dan L. Hale
Executive Vice President - Chief Financial Officer

PHOTO (caption)
Robert J. Lamendola
President - Surety Group

PHOTO (caption)
Thomas K. Lewis, Jr.
Executive Vice President - Chief Information Officer

PHOTO (caption)
Stephen W. Lilienthal
Executive Vice President - Field Development and Operations

PHOTO (caption)
John A. MacColl
Executive Vice President - General Counsel and Human Resources

PHOTO (caption)
Andrew A. Stern
Executive Vice President - Strategic Planning and Reinsurance Operations

PHOTO (caption)
Harry N. Stout
President - F&G Life

PHOTO (caption)
John C. Sweeney
Chairman - Falcon Asset Management


[END OF APPENDIX TO ELECTRONIC FORMAT DOCUMENT]

USF&G CORPORATION  Financial Highlights

                                                    Years Ended December 31
(dollars in millions except per share data)      1996         1995         1994
                                          --------------------------------------
Consolidated Results
   Revenues                                   $ 3,498      $ 3,459      $ 3,310
   Premiums earned                              2,731        2,666        2,508
   Net investment income                          705          733          749
   Net realized gains on investments               44            7            5
   Facilities exit (costs)/sublease income         42            6         (183)
   Income tax benefit, net                          2           14          280
   Net income                                     261          209          237
                                          --------------------------------------
Results Per Common Share
   Net income                                 $  2.05      $  1.63      $  2.00
                                          --------------------------------------
   Dividends declared                         $   .20      $   .20      $   .20
                                          --------------------------------------

                                                         At December 31
                                                 1996         1995         1994
                                          --------------------------------------
Consolidated Financial Position
   Assets                                     $14,407      $14,651      $13,980
   Total debt                                     482          607          628
   Shareholders' equity                         1,969        1,984        1,441
   Debt-to-(capital securities-plus-equity)        23%          31%          44%
                                          --------------------------------------
   Book value per share                       $ 15.48      $ 14.68      $  9.96
   Closing market price per share              20 7/8       16 7/8       13 5/8
   Common shares outstanding              114,240,489  119,606,095  104,810,794
                                          --------------------------------------

[GRAPH - SEE APPENDIX TO ELECTRONIC FORMAT DOCUMENT]

[GRAPH - SEE APPENDIX TO ELECTRONIC FORMAT DOCUMENT]

A Letter to our Shareholders
This past year represents the culmination of a six-year transformation of our company into a highly competitive enterprise capable of achieving a leadership position in our served markets and generating a higher quality and more substantial source of earnings. This evolution of our company is in contrast with a turnaround situation in which earnings improvements tend to be more narrow and short lived and are generally achieved through dramatic cost reductions, elimination of unprofitable lines of business, and capital restructuring without any fundamental enhancement in the scope and source of earnings. We have strategically repositioned each of our major businesses, established new channels of distribution, expanded both product and market scope, created major new sources of earnings through aggressive business development, greatly enhanced our talent and technology base, and established a unique high-performance culture committed to the practice of sound core values.


Strategic Positioning of Business Portfolio
The significance of the transformation of our company can best be appreciated by understanding the sources of premium growth. As demonstrated by the accompanying exhibit, approximately 40 percent of 1996 consolidated premium was realized from new products, markets, and businesses developed since 1993. More importantly, profitability as measured by return on equity (ROE), was generated primarily by these new sources of earnings. This shift in business mix has been a major factor in achieving increased earnings growth and improved returns.


This transformation is further manifested in the strategic positioning of our business portfolio: the Family and Business Insurance Group, the Commercial Insurance Group, Specialty Businesses, and F&G Life. The composition of our business portfolio represents a strategically balanced assembly of individual businesses. Each business is in its own stage of development in pursuing its strategic mandate of achieving either a cost or value leadership position. Depicted in the graph on page 4 is the positioning of each business in terms of its competitive cost and value differentiation. Importantly, each of these businesses possesses its own earnings characteristics consistent with its risk/reward profile. In composite, these businesses represent complementary sources of earnings capable of generating an increasingly higher quality and more stable source of earnings.


[GRAPH - SEE APPENDIX TO ELECTRONIC FORMAT DOCUMENT]

[GRAPH - SEE APPENDIX TO ELECTRONIC FORMAT DOCUMENT]


Family and Business Insurance Group: FBIG was formed in 1995 by combining personal lines and small business insurance to take advantage of market and operating synergies. In 1996, Gary Dunton and his management team implemented an aggressive restructuring plan to improve operating efficiencies and gain economies of scale. Three regional Centers for Agency Services were established to benefit from a comprehensive re-engineering of business processes and to fully utilize new sophisticated systems capabilities. In addition, much effort was given to upgrading the talent base through training and recruiting programs. Concurrently, FBIG established its own dedicated field sales force, segmenting its agency plant, and becoming more selective in agency appointments. This reorganization brings greater focus to penetrate fewer, but more strategically valuable agents.


Another important strategic initiative has been new product development. In an effort to improve profit performance, FBIG is driving its business mix more toward small business insurance. To accomplish this, a competitively superior small business product line has been developed and is in the process of field implementation. In addition, new interface capability via the Internet is being developed with our agents, allowing for real time, on-line underwriting and policy processing. By the end of 1997, many of these new product and system enhancements will have been implemented, providing a source of growth and improved profitability.


[PICTURE - SEE APPENDIX TO ELECTRONIC FORMAT DOCUMENT]


Customers tell us that one of USF&G's greatest strengths is its outstanding claim service. In 1996, we became even better. We established a centralized claim reception and processing center in Tampa. Significant improvements in service quality and cost effectiveness have been achieved and 24-hour, seven-days-a-week claim handling is now available for all routine claims. Turnaround time has also been dramatically improved. The establishment of this new facility has allowed us the opportunity to upgrade talent, build a high-performance service culture, and deliver greater value to our customers.


Commercial Insurance Group: CIG was established as a separate unit in 1996. This reorganization entailed converting a shared branch network into a dedicated field structure for CIG. In addition, CIG is redefining its agent and broker relationships on a more selective basis. As a result, CIG has a much greater capability to grow its book of business by more effectively penetrating its served markets.


Since 1993, Glenn Anderson and his management team have been successful in driving CIG's business mix towards higher margin specialty segments and excess & surplus lines business. Separate specialty market segment programs and business platforms have been established. Each business activity is being championed by a specialist business leader and his/her team. Their collaborative success speaks for itself. These specialty business activities have approximately doubled since 1993 to 42 percent of CIG's 1996 total direct written premium. CIG's specialty segments and excess & surplus lines grew direct written premium 22 percent this year. Together, these businesses are very profitable and are achieving a combined ratio of less than 100 percent. Within CIG, these specialty platforms include excess & surplus property and casualty lines, financial institutions, technology, governmental entities, large real estate, directors & officers, and transportation. CIG has also developed a segmented approach to the remainder of its business, within competitive capabilities in the contractors, manufacturers and inland marine markets. Additionally, CIG has further expanded its international product/market scope for its domestic customers. Several joint ventures were completed providing international property/casualty and ocean marine cargo capabilities.


Specialty Businesses: USF&G has three discrete, stand-alone specialty businesses: Discover Re, F&G Re, and the Surety Group. Their success is determined by their ability to deliver competitively superior value and is directly linked to the quality of the underwriting skill base of each organization. Characteristically, these businesses possess a higher risk/reward profile and require significant expertise and highly focused and well disciplined marketing strategies. USF&G's specialty businesses have performed well against this yardstick, with each business generating a combined ratio below 100 percent. In addition, they produced a composite ROE of greater than 30 percent in 1996.


Discover Re: USF&G acquired Discover Re in 1995 to gain entry into the fast-growing alternative risk transfer market. The growth of this market comes from the displacement of the conventional commercial risk transfer market as the demand for self-insurance programs continues to grow. Geo Estes and Scott Doyle founded Discover Re in 1990, and since then the company has grown rapidly as it increased its product and market scope. Presently, Discover Re is targeting the "captive" self-insurance market as a major opportunity to complement its core business of reinsuring individual self insureds and pools. The earnings characteristics of this business are particularly attractive because they generate income from both risk-bearing and fee-income activities. Fee income was $12 million for 1996, representing a 76 percent increase over 1995.


F&G Re: Under the leadership of Paul Ingrey, F&G Re was established as a DE NOVO start-up in 1983. Since then, F&G Re has consistently outperformed the industry on a combined ratio basis, with an inception-to-date combined ratio of 94 percent. F&G Re has always focused on traditional property/casualty reinsurance and financial (finite risk) reinsurance. Prior to 1993, nearly all of F&G Re`s business was domiciled in the United States. In 1993 and subsequent years, the international component of their activities has grown to be almost 50 percent of the written premium. In 1996 under John Berger's leadership, several new initiatives expanded F&G Re's reach even further: (1) the development of a DE NOVO venture into facultative reinsurance; (2) the establishment of a Hong Kong office to improve access into Asian markets; and (3) the acquisition of Ashley Palmer, a well-recognized managing agency at Lloyd's of London, to gain greater access into that market. F&G Re is well positioned to take advantage of global market opportunities and to extend its product capabilities to generate additional sources of high- margin revenues.


Surety Group: Surety is one of USF&G's original lines of business and has consistently represented an attractive source of earnings and high returns. Historically, USF&G had been one of the surety industry's leaders, but in the late 1980s, its market share declined. In 1992, Bob Lamendola joined USF&G and under his leadership, our Surety Group has regained its prominent industry position. In 1994, we entered the international market with the establishment of a Canadian subsidiary and the development of "reverse flow" capability to serve the needs of nonU.S. concerns doing business in the United States. In December 1996, the Surety Group further enhanced its international reach with the acquisition of Afianzadora Insurgentes, Mexico's largest surety. This acquisition allows us to take advantage of cross-border commerce generated by NAFTA as well as related infrastructural development in Mexico. Our Surety Group is well positioned to sustain its prominent industry position as well as to capitalize on the international growth prospects in the years ahead.


F&G Life: Since 1993, F&G Life has undergone a dramatic transformation. The quality of the balance sheet and investment portfolio has significantly improved. Employment has been lowered by 48 percent and the operating expense/revenue ratio declined from 7.9 percent to 4.3 percent. Under the leadership of Harry Stout and his management team, new business has grown an average of 29 percent per year since 1993. Approximately 94 percent of new business growth is attributable to new products, markets, and channels of distribution developed since 1993. Pretax operating income has grown an average of 84 percent per year over the last two years. In early 1996, F&G Life outsourced its systems and administrative processes to achieve significant cost efficiencies. Because of its competitive cost position, F&G Life represents an attractive source of earnings growth at increasing rates of return. It has become an extremely efficient developer and marketer of specialty life insurance and annuity products.


Summary of Financial and Market Performance
USF&G's 1996 consolidated financial results reflect the improving overall performance of our operating units, in spite of unusually large catastrophe losses. Operating income* increased 4 percent even though catastrophe losses exceeded recent annual averages by $40 million. Net income was $261 million, up 25 percent (reflecting capital gains realized from asset sales and adjustment of facilities exit costs for sublease income). Return on equity was 10.5 percent on an operating income basis,** slightly lower than 10.9 percent in 1995. Earnings per share increased 26 percent and 5 percent on a net income and operating income basis, respectively.

     *Operating income is defined as net income excluding realized gains and losses on investments, branch reorganization severance, facilities exit costs/sublease income, and certain income tax benefits.

     ** Excluding the effects of SFAS No. 115.

Our property/casualty segment outperformed the industry in 1996 underwriting results with a combined ratio of 105.9 percent (including 0.3 points for policyholder dividends), compared with A.M. Best's estimated industry average of
107. This performance represents a modest 0.2 point improvement over 1995. This underwriting result is very impressive, however, when considering that we incurred $108 million in net catastrophe losses in 1996, the second highest level in the history of the company. F&G Life had another strong year with a 23-percent increase in new business sales, a 60-basis point increase in investment spread, and a 69-percent increase in after-tax operating income.


The quality of our consolidated balance sheet continued to improve as a result of continued capital restructuring initiatives and growth in retained earnings. Liquidity, as measured by fixed charge coverage, improved significantly from 2.8 times in 1995 to 4.1 times in 1996. Financial leverage continued to improve, with the debt-to-equity ratio* dropping 11 points to 24 percent. This considerable strengthening of our balance sheet and increase in earnings resulted in our ratings being upgraded by A.M. Best, Standard & Poor's, and Duff & Phelps. From the standpoint of shareholder value creation, book value increased 21 percent to $15.03 per share,* and market capitalization increased 18 percent from $2.0 billion at year-end 1995 to $2.4 billion at year-end 1996.

     *Excluding the effects of SFAS No. 115.

Conclusion
Significant strategic initiatives completed in 1996 represented the culmination of a highly successful transformation process. At the dawn of our second century, we possess the organizational focus and determination to achieve leadership in our served markets. I believe with the completion of the realignment of our businesses, we have greatly enhanced our ability to execute a strategically balanced approach to creating and maximizing shareholder value. Looking into 1997, I anticipate that USF&G will again outperform the industry by producing another year of improving underwriting performance despite a very challenging business environment.


On behalf of my fellow USF&G employees, I wish to express our sincere appreciation for the confidence you have placed in our ability to build a company worthy of your investment. You can be assured we will continue to strive to achieve our business objectives, persevere in maintaining the quality of our values and culture, and deliver growth in earnings and improved returns.


/s/NORMAN P. BLAKE, JR.

Norman P. Blake, Jr.
Chairman, President, and Chief Executive Officer
February 28, 1997

A Leader in Insurance Concepts
In an industry crowded with generalists, USF&G is shifting focus to being a specialist provider of insurance products and services. The company's mission-- to be a leader in each of the markets it serves--has guided its evolution into a portfolio of strategic businesses: the Commercial Insurance Group, the Family and Business Insurance Group, Specialty Businesses, and F&G Life.

Each pursues different markets with a clearly defined strategy, operating structure, and concentrated product focus, and is managed on a portfolio basis by teams of experts cognizant of the critical success factors required in their marketplace. Together as USF&G Corporation, the businesses maximize shareholder value by balancing each other's unique challenges, thereby reducing aggregate corporate risk. Each also shares the 100-year legacy of USF&G, a corporate name recognized throughout the industry as a leader in innovative, market-specific insurance solutions.

"Stop to watch what you have built and the structure begins to deteriorate," wrote John R. Bland, the founder of USF&G. Bland believed the mark of a company is the accumulation of quality. In 1996, its centennial year, USF&G has assembled the best talent and ideas in each of its businesses to provide the highest quality products and services required by its broad range of customers.

COMMERCIAL INSURANCE GROUP: CIG is focused on serving the insurance needs of a highly diversified set of customer segments. Target segments include financial, governmental, and educational institutions; technology, manufacturing and construction industries; and real estate, transportation, and other specific service industries.

CIG's competitive advantage is the ability of its focused underwriting, loss control, and claims teams to deliver customized products and services to target clients. CIG's product offering is expansive, including highly specialized excess & surplus lines, directors & officers, professional liability, inland and ocean marine, and international coverages.

CIG markets its capabilities through a dedicated field network of 34 offices in five geographic regions. Each region is responsible for implementing specific plans based on its own market development strategies. These market penetration plans are established in collaboration with a focused partnership network of independent agents and brokers serving the retail, wholesale and surplus lines channels.

As it advances its mission of specialization, CIG continues to expand its high-profit margin businesses and value-added risk management capabilities.

FAMILY AND BUSINESS INSURANCE GROUP: FBIG has three broad product areas: comprehensive small business insurance packages, standard personal insurance, and nonstandard automobile insurance (provided by Victoria Financial).

Its strategy is to become a leading insurer of small commercial businesses, the fastest growing part of the American economy. FBIG introduced a new array of small commercial products in 1996--the Business Foundation Series. It targets more business classes, has more than 30 built-in endorsements, and is supported by newly developed state-of-the-art underwriting and processing systems.

FBIG's distribution strategy relies on a unique partnership with a select group of agents who consider USF&G to be critical to their success and share its core business values. The new Centers for Agency Services (located in Atlanta, Baltimore and Denver) offer more focused underwriting and marketing support to agents. A new national claim reception center in Tampa, offers faster handling of claims, 24 hours a day, seven days a week.

FBIG also seeks stable and profitable personal lines business including homeowners, automobile, personal excess and watercraft insurance.

DISCOVER RE provides insurance, reinsurance and related services for the alternative risk transfer market, a broad category comprising self-insured companies and pools, captive insurers, and risk retention groups.

Innovation is the hallmark of Discover Re. It views its customers as joint venture partners, with participants retaining a share in the risk being transferred. The company also provides unbundled insurance services. Both strategies help customers to reduce their cost of risk transfer.

F&G RE reinsures property/casualty insurance companies worldwide. It is a "light cruiser" amid the lumbering battleships of the reinsurance industry. With a staff of only 64 employees, F&G Re takes a broad opportunistic approach that has produced an average combined ratio of 94 percent since its inception in 1983.

THE SURETY GROUP is USF&G's oldest business, dating to the company's founding in 1896. It is also one of the largest surety companies in the world.

The Surety Group is expanding both its international and U.S.-based business, particularly on the West Coast. The company operates in Canada via Northern Indemnity and in Mexico through the 1996 acquisition of Afianzadora Insurgentes, the largest surety company in Mexico.

F&G LIFE
F&G Life provides a complete line of life insurance and fixed annuity products to specialty distributors around the country. Founded in 1959, F&G Life is an opportunistic, entrepreneurial company that is taking a return-oriented approach to growth.The company has one of the lowest operating cost structures in the life insurance industry. Sales on average are growing at 22 percent a year, while operating earnings have increased 60 percent on an average after-tax basis over the last three years.

Like other USF&G business units, F&G Life develops and markets products that meet specific market needs. For example, a program targeting school teachers for tax-sheltered annuities produced more than 40,000 policies in 1996, helping to make F&G Life the sixth largest writer of qualified payroll-deduction annuities in the industry. The company's annuity product portfolio also includes a thriving structured settlement business.

On the life insurance side, the company is targeting the largely untapped middle-income senior market with a variety of term and universal life insurance products geared toward lifestyle maintenance. In 1997, the company plans to continue to develop other novel life insurance strategies to meet specific market needs.

USF&G Business Overview
In 1996, USF&G completed its evolution into a portfolio of strategic businesses with separate management, resources, target markets and distribution channels. They provide the strategic balance to produce a higher quality of earnings.

Property/Casualty Operations (88% of revenues)

Commercial Insurance Group
     37% of P/C Operations*

     Broad range of commercial coverages and complete insurance packages for targeted commercial market segments
     Excess & surplus lines placements for unique risks

Family and Business Insurance Group
     37% of P/C Operations*

     Comprehensive commercial insurance packages for small businesses
     Auto, homeowners, personal excess, and watercraft insurance for individuals

Specialty Businesses
     26% of P/C Operations*

   Discover Re
          Tailored alternative risk transfer programs for commercial enterprises and groups
   F&G Re
          Property and casualty reinsurance for worldwide risks
   Surety Group
          Bonds for the broad construction industry and the commercial surety market

Life Insurance Operations (12% of revenues)

F&G Life

     Fixed annuities for structured settlements of claims, tax-sheltered annuities for teachers, and other annuities for specific market segments Life insurance for target markets

*based on 1996 net written premium

USF&G CORPORATION  Capital Management

The recapitalization of USF&G has progressed in conjunction with the company's overall rebuilding strategy of "Fix the Foundation - Build with Vision - Leverage Leadership." During late 1996, USF&G entered the final phase of its capital restructuring program.

Fix the Foundation (1991 - 1993)
With USF&G's business concentration refocused on insurance, it was apparent that our balance sheet was in need of strengthening. To address this need, we issued $320 million of high-coupon preferred stock in 1991. This was in addition to $200 million of preferred stock which had been issued in 1986.

Build with Vision (1994 - 1996)
While the preferred equity infusion addressed the immediate concern of capital adequacy, it created another problem by increasing the company's cost of capital by $32 million in additional annual dividend obligations. As the company's operating performance improved, we were able to convert the $320 million of preferred stock issued in 1991 into common stock by the end of 1996, thereby reducing annual dividend requirements by $27 million.

During this period, USF&G also dramatically improved its liquidity by refinancing approximately $505 million in short-term debt. In 1994 and 1995, we issued $125 million in zero coupon convertible notes which do not require cash interest payments, and $380 million of long-term debt.

As a result of all these actions, annual dividend requirements have decreased, cash flow has increased, and financial leverage has improved dramatically.

Leverage Leadership (1996 - Forward)
Going forward, USF&G will continue to actively manage its capital to ensure that shareholder value is maximized while maintaining the flexibility for future growth. This was evidenced by the company's decision in 1996 to begin returning excess capital to shareholders through the repurchase of up to 13.3 million common shares and common stock equivalents, of which 8.6 million had been repurchased as of year end. Also, in December 1996 and January 1997, we issued a total of $200 million in capital securities to fund the redemption of the remaining preferred stock, 50 percent of which was called and redeemed for cash in January 1997.

Capital Base
                                              At December 31
(in millions)                             1996     1995     1994
                                       ---------------------------
Debt:
   Current/short-term                   $   --   $   80   $  227
   Long-term                               482      527      401
                                       ---------------------------
Total debt                                 482      607      628
                                       ---------------------------

Capital securities*                        100       --       --
                                       ---------------------------
Shareholders' equity:
   Preferred equity                        200      227      396
   Common equity                         1,769    1,757    1,045
                                       ---------------------------
      Total shareholders' equity         1,969    1,984    1,441
                                       ---------------------------
Total capitalization                    $2,551   $2,591   $2,069
                                       ---------------------------
* USF&G-obligated capital securities of a subsidiary trust.

Improvements in Leverage
Debt-to-equity                              23%      31%      44%
Debt-to-equity before SFAS No. 115          24       35       40
(Debt-plus-preferred equity)-to-total
   capitalization                           31       32       49
(Debt-plus-preferred equity)-to-total
   capitalization before SFAS No. 115       31       36       46
                                       ---------------------------

[GRAPH - SEE APPENDIX TO ELECTRONIC FORMAT DOCUMENT]

USF&G CORPORATION  Management's Responsibility for Financial Reporting

Financial Statements
Management is responsible for the preparation and integrity of the financial statements and other information presented in this annual report. The financial statements are prepared in conformity with generally accepted accounting principles, and, therefore, include amounts based on judgments and estimates made by management.

Internal Controls
Management is also responsible for the system of internal control. The system of internal control encompasses the organizational structure, selection and training of personnel, communication and enforcement of policies, procedures and the code of conduct, and an ongoing internal audit program. The internal controls are designed to provide reasonable assurance that financial records are reliable for preparing financial statements, that transactions are completed as authorized, and that assets are safeguarded. There are limitations inherent in any system of internal control, however, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective system of internal control can provide only reasonable, not absolute, assurance as to the reliability of the financial records. Management and USF&G's internal auditors regularly review these controls and assess their adequacy and effectiveness.

Audit Committee
The Board of Directors maintains an audit committee of directors who are not employees of USF&G. The Audit Committee meets regularly with management, internal auditors and independent auditors to review internal control and financial reporting matters. Both the internal and independent auditors have full and free access to the Audit Committee.

Independent Auditors
USF&G engages Ernst & Young LLP to conduct independent audits of the financial statements in accordance with generally accepted auditing standards. Their audits include reviews and tests of internal controls, transactions and other information they consider necessary to express an opinion on the financial statements.


/s/NORMAN P. BLAKE, JR.                      /s/DAN L. HALE

Norman P. Blake, Jr.                         Dan L. Hale
Chairman, President, and                     Executive Vice President and
Chief Executive Officer                      Chief Financial Officer

February 21, 1997


                         Index to Financial Information
                         Management's Discussion and Analysis of
                             Financial Condition and Results of Operations    14
                         Eleven-Year Summary of Selected Financial Data       32
                         Consolidated Statement of Operations                 34
                         Consolidated Statement of Financial Position         35
                         Consolidated Statement of Cash Flows                 36
                         Consolidated Statement of Shareholders' Equity       37
                         Notes to Consolidated Financial Statements           38
                         Report of Independent Auditors                       58

USF&G Corporation  Management's Discussion and Analysis of Financial Condition
                   and Results of Operations

This discussion provides management's assessment of financial results and material changes in financial position for USF&G Corporation (consolidated, "USF&G" or "the Corporation"), its two primary business segments - property/casualty insurance and life insurance - and its investment portfolio. Property/casualty insurance is written primarily by United States Fidelity and Guaranty Company ("USF&G Company"); life insurance and annuities are written primarily by Fidelity and Guaranty Life Insurance Company ("F&G Life").

In connection with, and because it desires to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, USF&G cautions readers regarding certain forward-looking statements in the following discussion and elsewhere in this Annual Report and in any other statement made by, or on the behalf of, USF&G, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond USF&G's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, USF&G. USF&G disclaims any obligation to update forward-looking information.

Note: Certain prior-year amounts have been reclassified to conform to the 1996 presentation. A glossary of certain terms used in this discussion can be found in Section 9; the terms are italicized the first time they appear in the text.

Index
1.  Consolidated Results                                                      14
2.  Strategic Overview                                                        16
3.  Results of Operations                                                     18
4.  Reserves and Surplus                                                      21
5.  Investments                                                               24
6.  Financial Condition                                                       27
7.  Liquidity                                                                 28
8.  Legal Contingencies and Regulation                                        29
9.  Glossary of Terms                                                         31

1. CONSOLIDATED RESULTS
1.1. Summary of net income
The table below shows the major components of net income.

(in millions)                                          1996    1995    1994
                                                     -----------------------
Property/casualty insurance operations                 $213    $240    $201
Life insurance operations                                49      27      14
Parent and noninsurance operations                      (72)    (85)    (80)
                                                     -----------------------
Income from operations before net realized gains,
  branch reorganization severance, facilities
  exit (costs)/sublease income and income taxes         190     182     135
Net realized gains on investments                        44       7       5
Branch reorganization severance                         (17)     --      --
Facilities exit (costs)/sublease income                  42       6    (183)
Income tax benefit, net                                   2      14     280
                                                     -----------------------
   Net income                                          $261    $209    $237
                                                     -----------------------

Property/casualty insurance segment results decreased $27 million in 1996 compared with 1995 due primarily to increased CATASTROPHE LOSSES in 1996. From 1994 to 1995, the property/casualty segment's results increased $39 million as a result of premium growth and improved UNDERWRITING RESULTS. The life insurance segment's year-over-year improved results in 1996 and 1995 were due to the combined effects of higher product sales, improved spreads on annuity and UNIVERSAL LIFE products and lower expenses. (Refer to Section 3 of this Analysis.)

The results for the parent company and noninsurance operations for 1996 showed a decrease in loss from operations of $13 million when compared with 1995. This decrease was primarily attributable to reduced parent company expenses as a result of the Corporation consolidating its Baltimore headquarters facilities (refer to Section 1.2 of this Analysis), and reduced interest expense due to the refinancing and repayments of corporate debt during 1996.

Net realized gains on investments in 1996 consisted primarily of a $78 million gain on the sale of a subsidiary and $40 million of impairment losses on certain real estate investments (refer to Section 5.3 of this Analysis). The branch reorganization severance in 1996 resulted from the realignment of the field workforce under the new business units (refer to Section 2 of this Analysis). Net income in each of the three years included facilities exit costs/sublease income related primarily to the consolidation of the headquarters facilities, and income tax benefits related to the recognition of deferred tax assets (refer to Section 1.3 of this Analysis).

1.2. Facilities exit costs/sublease income
As a result of USF&G's restructuring activities in the early 1990s and ongoing efforts to improve the overall cost effectiveness of the Corporation, USF&G's available headquarters office space significantly exceeded its needs, particularly at the office building ("the Tower") in downtown Baltimore. USF&G sold the Tower in 1984 and subsequently leased it back. From 1991 through 1994, the total headquarters staff decreased by approximately 28 percent, including a 48 percent decrease in the number of employees who were located at the Tower. During 1994, USF&G developed and committed to a plan to consolidate its Baltimore headquarters facilities. The plan encompassed relocating all USF&G personnel residing at the Tower to the Corporation's Mount Washington facilities in Baltimore. The lease on the Tower, which expires in September 2009, will not be terminated.

Implementation of the plan began in January 1995. The relocation of the Tower personnel began in mid-1996 and was completed in January 1997. During 1995 and 1996, $24 million of improvements were made to the Mount Washington facilities, including reconfigured office spaces and an additional parking garage. Another $8 million is expected to be spent in 1997 to complete the plan.

The facilities exit costs of $183 million recorded in 1994 represented the present value of the rent and other operating expenses then estimated to be incurred under the Tower lease from the time USF&G vacated the Tower through the expiration of the lease in 2009. These costs did not consider any potential future sublease income, as such income was neither probable nor reasonably estimable at that time. During 1996 and 1995, the reserve for facilities exit costs was increased by $13 million and $16 million, respectively, due to the amortization of the present value discount, and was reduced by $12 million and $10 million, respectively, of rent and other operating expenses which were paid in 1996 and 1995 but were recognized in the 1994 charge.

To the extent that additional or extended subleases are subsequently negotiated, the present value of income to be received over the term of those subleases is recognizable in the period such income becomes probable and reasonably estimable. Net income for 1996 and 1995 included $54 million and $6 million, respectively, of sublease income recognized as a result of USF&G's negotiation of subleases with new and existing tenants. Currently, approximately 90 percent of the Tower is sublet, including three tenants who occupy over 75 percent of the Tower and whose subleases extend through the expiration of USF&G's lease in 2009. Net income for 1996 also included a credit of $12 million related to reduced property tax assessments on the Tower which resulted from a settlement reached with the State of Maryland and the City of Baltimore in June 1996.

Additionally, as a result of shifts in the overall business strategy (refer to Section 2 of this Analysis), USF&G devised and implemented a plan in 1996 to reorganize its branch system. This reorganization included the downsizing or closure of several offices. For those offices where USF&G continues to be responsible for the leases, the present value of the rent and other operating expenses estimated to be incurred over the life of the leases and related to unoccupied space, approximately $24 million, was recognized as facilities exit costs in 1996.

1.3. Income taxes
The realization of deferred tax assets is dependent, in whole or in part, upon the Corporation's ability to generate sufficient taxable income in future years. Future levels of net income and taxable income from the core insurance operations are dependent on several factors, including general economic and specific insurance industry conditions, such as competitive pressures, catastrophe losses, adverse loss experience, etc. Because of these risk factors, as well as other factors beyond the control of management, no assurance can be given that sufficient taxable income will be generated to realize the deferred tax assets. Management has considered various risk factors in reaching its conclusion that it is more likely than not that there will be sufficient future taxable income to result in the realization of the recorded $436 million net deferred tax asset. Based primarily upon the positive evidence associated with the recent trend of improved operating results, USF&G has also determined that a valuation allowance is no longer necessary as of December 31, 1996.

Beginning in 1997, USF&G expects to record income tax expense through its Consolidated Statement of Operations, as it has now fully recognized all of its deferred tax assets. The financial statement recognition of tax expense or benefit is not necessarily an appropriate indicator of income taxes to be paid, as the Corporation has income tax net operating loss carryforwards ("NOLs") of $578 million available for regular tax purposes and $335 million for Alternative Minimum Tax purposes remaining at December 31, 1996. These carryforwards will be used to reduce income taxes payable in future years.

USF&G's tax returns have not been reviewed by the Internal Revenue Service ("IRS") since 1989 and the availability of the NOLs could be challenged by the IRS upon review of returns through 1995. Management believes, however, that IRS challenges that would limit the recoverability of the $436 million net deferred tax asset are unlikely, and adjustments to the tax liability, if any, for years through 1996 will not have a material adverse effect on USF&G's financial position.

2. STRATEGIC OVERVIEW
In 1996, USF&G completed its realignment into a portfolio of businesses: the Commercial Insurance Group ("CIG"), the Family and Business Insurance Group ("FBIG"), the Specialty Businesses, and Life Insurance. The realignment recognizes the groups' distinctly different strategies of growth and profitability. As individual businesses, each is able to develop its own distinct products, distribution channels, technology systems and field structures, and each is currently in its own stage of development, with a common focus on long-term strategic positioning.

2.1. CIG
CIG is a product-driven business, characterized by a higher risk/higher return book of business. CIG focuses on providing superior value-added products and highly specialized underwriting and risk management capabilities to reach discrete markets. Upon its base of standard middle market commercial business, CIG is expanding its excess & surplus lines, and developing specialized product capabilities to penetrate higher-margin market segments.

CIG reorganized its field structures in 1996, shifting from a shared, broad-based field structure to one serving exclusively CIG target markets, producers and customers. In addition to its general underwriting offices, CIG operates separate business resource platforms individually dedicated to specific specialized businesses such as excess & surplus, financial institutions, government entities and technology, among others. CIG is also developing the separate technological infrastructures necessary to support its varying product lines.

Simultaneously with its field reorganization, CIG is realigning its distribution channels to support its strategic market penetration. CIG now distributes its products through multiple channels: retail, wholesale and surplus lines brokers and agents. CIG is also developing various strategic alliances with other insurance companies to further support the underwriting and servicing of international exposures for its domestic insureds.

Enabled by these operational initiatives, CIG is steadily shifting its mix of business from standard commercial products toward the specialized market segments and excess & surplus lines, which management believes have profitable growth opportunities, though they require more specialized underwriting and entail greater risk. At the same time, CIG continues to institute various profit improvement initiatives in its core business areas, as well as to exit markets or restructure products where the profitability outlook is less favorable. Overall, CIG's ability to achieve premium growth may be difficult in the near future, given the intense price competition in the commercial lines markets and changes in CIG's book of business, field structure and distribution systems.

2.2. FBIG
FBIG is principally a distribution-driven business consisting of small commercial, personal and NONSTANDARD AUTO lines. This group is generally characterized by a lower risk/lower return book of business, and, with the exception of its exposure to natural catastrophes, can generate a stable and consistent source of earnings. FBIG's products are commodity-like, in that pricing, cost competitiveness and efficient processing are critical in gaining and retaining customers, as well as achieving favorable underwriting results.

The similarities in the customer base, types of service and processing functions between personal lines and small business commercial lines led to the integration in 1995 of these lines into FBIG. In order to serve this customer base with an efficient, low-cost structure, FBIG established three Centers for Agency Services ("CASs"). These regional CASs, located in Atlanta, Baltimore and Denver, handle all of FBIG's operations and underwriting functions except claims handling. Claims are processed in a new Claim Reception Center in Tampa (refer to Section 2.5 of this Analysis).

In 1996, FBIG announced that it would lower the commission rates on most of its personal lines and some small commercial business products, effective April 1997. This action was taken to improve FBIG's profitability by bringing its commission rates in line with industry averages. Management believes that this action was necessary to improve FBIG's long-term competitive position and profitability; however, this announcement has initially caused a reduction in new business writings through the traditional agency plant, and is expected to continue to restrain premium growth in the first half of 1997.

2.3. Specialty Businesses
USF&G's Specialty Businesses are higher risk/higher return businesses, relying on market expertise and superior product/service value to succeed.

Discover Re
USF&G provides insurance, REINSURANCE and related services to the ALTERNATIVE RISK TRANSFER market through Discover Re Managers, Inc. ("Discover Re"), a wholly-owned subsidiary of USF&G Company. Discover Re is currently maintaining its focus on its core products for individual self-insureds and pools, while capitalizing on emerging opportunities to serve and reinsure CAPTIVE INSURERS. Because less premium is retained on captive business, net written premium may not rise as much as GROSS PROGRAM PREMIUM; however, the captive business is expected to generate significant fee income.

F&G Re
Assumed reinsurance business, which has traditionally been very profitable for USF&G, is managed by F&G Re, Inc. ("F&G Re"), a wholly-owned subsidiary of USF&G Company. Assumed reinsurance contracts are generally written through domestic and international reinsurance brokers, and cover a broad array of risks. In response to the intense pricing and market share competition in the assumed reinsurance business, F&G Re expanded its international presence in 1996, when USF&G became a limited liability corporate partner in a Lloyd's of London syndicate. Further international expansion is expected in 1997 with the opening of an F&G Re office in Hong Kong, and USF&G's acquisition of Ashley Palmer Limited, through which USF&G's Lloyd's of London managing agency acquired the right to manage three additional syndicates, thereby increasing its capacity under management to over (pounds)180 million (approximately $300 million). F&G Re also established a FACULTATIVE REINSURANCE operation in 1996.

Surety Group
The Surety Group provides contract and noncontract surety bonds to construction companies, commercial businesses and individuals. Over the last few years, the Surety Group has been shifting its mix of business toward its small and large contractor segments, which have historically been USF&G's most profitable surety segments and generally produce stable underwriting profits.

In 1996, the Surety Group expanded its international presence through the acquisition of Afianzadora Insurgentes, S.A. de C.V. ("Afianzadora"), the largest surety bond company in Mexico. In 1997, the Surety Group will continue to explore the expansion of its international business. The Surety Group will also focus on growing its domestic market share, particularly in the western United States through its new San Francisco office.

2.4. Life Insurance
Life insurance products are written through F&G Life, a wholly-owned subsidiary of USF&G Corporation. F&G Life's principal products are DEFERRED ANNUITIES (including tax sheltered annuities), sTRUCTURED SETTLEMENT ANNUITIES, IMMEDIATE ANNUITIES and life insurance products.

In 1996, F&G Life completed the outsourcing of its policy administration and information services functions. The outsourcing of these functions has already begun to provide much of the expected benefits, such as improved customer service and reduced per-policy operating costs. Also in 1996, F&G Life entered into a coinsurance contract (the "Coinsurance Contract") with an unaffiliated life insurance company to cede all of the remaining block of single premium deferred annuities ("SPDAs") that were originally sold through stock brokerage firms (the "broker SPDA block"). F&G Life's future profitability and cash flows are expected to improve substantially as a result of the removal of this significant block of underperforming business from F&G Life's direct obligations.

Since 1993, F&G Life has introduced a variety of new products, primarily annuities, which have dramatically increased its sales. In 1997, F&G Life plans to continue developing new products, particularly life insurance offerings, and broaden its distribution through the addition of specialized marketing organizations, while also increasing its penetration of existing sales channels. Management is also focusing its efforts on improving its INVESTMENT SPREADS on its annuity and universal life products through asset/liability management.

2.5. Claim
In September 1996, USF&G opened a national Claim Reception Center (the "CRC") in Tampa. The CRC provides toll-free, 24-hour claim reporting service to customers and agents throughout the United States. Though currently in its start-up stage, management expects the CRC to eventually process 80 percent of the total number of property/casualty claims submitted. Advanced telecommunications systems in place at the CRC facilitate rapid response time and enhanced data management, while the CRC's database of preferred contractors allows for quick and reliable claims service. The combination of these state-of-the-art systems in one center is expected to not only improve customer service, but should also reduce per-claim loss adjustment expenses once the CRC is fully operational.

2.6. Information systems
USF&G's long-term competitive advantage, like most companies' in the "information age", is influenced by the speed, efficiency and reliability of its information systems. Over the past several years, the Corporation's Information Services Department ("I/S") has developed and implemented various client/server programs for its users, including the systems at the CRC and FBIG's Business Foundation System, which provides fully-automated policy processing capabilities to the CASs. I/S focuses on balancing short-term, business-critical demands with its long-term goal of maintaining a cost-competitive computing environment. In that environment, the various businesses share a common systems "backbone" which supports compatible workstations and server programs configured specifically for each user group. Highly-specialized applications are designed with the flexibility to be easily and efficiently altered as a business unit's needs change, or re-used in the development of new applications. The cost-saving benefits of this state-of-the-art environment have been, and in the near future will continue to be, adversely impacted by the ongoing operation and maintenance of older, more costly systems until those systems can be fully replaced.

3. RESULTS OF OPERATIONS
3.1. Property/casualty insurance
Property/casualty insurance operations, consisting of CIG, FBIG and Specialty Businesses, accounted for 88 percent of USF&G's revenues before net realized gains in 1996, compared with 85 percent in 1995 and 1994, and 70 percent of its assets at December 31, 1996, compared with 68 percent at December 31, 1995 and 1994.

Financial highlights for the consolidated property/casualty insurance operations were as follows:

(in millions)                                         1996     1995     1994
                                                    -------------------------
Premiums written*                                   $2,639   $2,563   $2,389
Premiums earned*                                     2,586    2,492    2,356
Net underwriting losses                               (167)    (156)    (202)
Income from operations before net realized
   gains, branch reorganization severance,
   facilities exit costs/sublease income and
   income taxes                                        213      240      201
                                                    -------------------------
*See Glossary of Terms

A significant measurement of a property/casualty company's underwriting performance is its combined ratio, which is the sum of its LOSS RATIO and EXPENSE RATIO. Consolidated property/casualty ratios, calculated based on statutory accounting practices and generally accepted accounting principles ("GAAP"), were as follows:

                                                      1996     1995     1994
                                                    -------------------------
Statutory combined ratio*                            105.6%   105.8%   107.9%
GAAP combined ratio                                  106.5    106.3    108.5
                                                    -------------------------
*Statutory underwriting ratios exclude the effects of policyholder dividends which, if included, would increase the ratios by 0.3 points each year.
Note: In a period of increasing premiums and expense reductions, GAAP combined ratios are typically higher than statutory, since the recognition of increases in premiums written and reductions in policy acquisition costs, which are reflected immediately in the statutory expense ratio, are deferred over the policy term under GAAP.

Underwriting results deteriorated $11 million from 1995 to 1996, due primarily to a high level of catastrophe losses incurred during 1996. The adverse effect of the catastrophe losses was partially mitigated by favorable loss reserve development, as well as by management's continuing strategic initiatives to improve underwriting results. Overall, the combined ratios have improved approximately 2 points since 1994 - more than 3 points when catastrophe losses are excluded - largely as a result of management's initiatives to improve the product/market mix, apply stricter underwriting standards, and reduce underwriting and loss adjustment expenses.

Gross catastrophe losses totaled $114 million in 1996, compared with $71 million in 1995 and $73 million in 1994. These losses, net of losses ceded to reinsurers, were $108 million in 1996, $63 million in 1995 and $67 million in 1994. Catastrophes in 1996 included severe winter storms and floods in the first quarter, and Hurricane Fran and a freak windstorm in Arizona in the third quarter. The 1996 catastrophe losses were the second-highest level of catastrophe losses ever experienced by USF&G, exceeded only by the 1992 catastrophe losses, which included the impact of Hurricane Andrew. The 1995 catastrophe losses were primarily due to several hurricanes, as well as various hailstorms, tornadoes and floods, and the April 1995 bombing of the federal building in Oklahoma City. Net catastrophe losses in 1994 were largely the result of severe winter storms and the Los Angeles earthquake.

The table below shows the major components of property/casualty premiums written and premiums earned.

                                    1996            1995            1994
                                  Premiums        Premiums        Premiums
(in millions)                  Written Earned  Written Earned  Written Earned
                              ------------------------------------------------
Voluntary direct                $2,194 $2,164   $2,138 $2,055   $2,018 $1,970
Ceded reinsurance                 (127)  (135)    (154)  (154)    (162)  (150)
                              ------------------------------------------------
  Net voluntary                  2,067  2,029    1,984  1,901    1,856  1,820
Pools and associations              42     55       51     75      107    124
Alternative risk transfer           27     22       27     25       27     22
Assumed reinsurance                499    480      512    490      415    395
Other premium
  adjustments                        4     --      (11)     1      (16)    (5)
                              ------------------------------------------------
Total property/casualty
  segment                       $2,639 $2,586   $2,563 $2,492   $2,389 $2,356
                              ------------------------------------------------

Voluntary direct premiums represent business generated directly by CIG, FBIG and Surety's underwriting operations. Voluntary direct premiums written increased three percent in 1996 in response to management's strategies to grow business in targeted market segments. Premiums written from pools and associations decreased 61 percent since 1994, as USF&G actively reduced its exposure in the unprofitable involuntary pools markets. Competitive pricing pressures held assumed reinsurance premiums written in 1996 to approximately 1995 levels, after a 23 percent growth in 1995 from 1994, which was due primarily to increases in international business.


CIG
The following table shows underwriting results for CIG:

(dollars in millions)                    1996      1995
                                       -----------------
Voluntary direct premiums written      $1,013      $975
Net premiums written                      964       921
Underwriting loss                         (82)      (97)
GAAP Underwriting Ratios:
   Loss ratio                            74.3%     75.6%
   Expense ratio                         34.3      35.5
   Combined ratio                       108.6     111.1
                                       ------------------

CIG voluntary direct premiums written increased four percent in 1996 when compared with 1995. The increases were primarily in the excess & surplus lines and specialized market segments, which represented 42 percent of CIG's direct premiums in 1996, compared with 36 percent in 1995. In 1997, CIG expects to continue the growth of its specialized market segments and excess & surplus lines business, as it continues to shift its mix of business from standard commercial lines toward these typically higher-margin product lines.

Underwriting results for CIG improved $15 million in 1996 when compared with 1995, and the combined ratio improved 2.5 points over that period, largely due to the success of strategies, implemented as an integral part of the formation of CIG, to improve the mix of business and control expenses. In addition, CIG's 1996 underwriting results benefited from favorable development in workers' compensation reserves, which resulted from the recognition of the effect on reserve estimation models of the increased use of structured settlements to close claims. This favorable development was partially offset by reserve increases for the current accident year in other standard commercial lines, such as general liability and commercial auto.

FBIG
The following table shows underwriting results for FBIG:

(dollars in millions)                    1996      1995
                                       -----------------
Voluntary direct premiums written      $1,007      $997
Net premiums written                      989       974
Underwriting loss                        (147)     (119)
GAAP Underwriting Ratios:
   Loss ratio                            79.0%     74.5%
   Expense ratio                         35.9      37.6
   Combined ratio                       114.9     112.1
                                       -----------------

FBIG voluntary direct premiums were relatively flat in 1996 compared with 1995, primarily due to intense competition in the personal lines markets. Management's announcement in the third quarter of 1996 that it will lower the commission rates on most of its personal and some small commercial business, effective April 1997, also had an adverse impact on new business writings. FBIG incurred abnormally high levels of catastrophe and other severe weather related losses in 1996, particularly in its homeowners lines, which adversely impacted its loss ratio. Excluding catastrophes, loss ratios for FBIG would have been 71.5 and
71.7 in 1996 and 1995, respectively. This adverse loss experience was somewhat offset by a 1.7 point decrease in the expense ratio from 1995 to 1996, as a result of continued expense management. This expense ratio improvement is expected to continue in 1997, as FBIG begins to realize expense savings as a result of operating efficiency benefits generated by the CASs and the lower commission rates.

Specialty Businesses
Discover Re
The following table shows underwriting results for Discover Re:

(dollars in millions)                    1996      1995      1994
                                        --------------------------
Gross program premium                    $129       $77       $75
Net premiums written                       27        27        27
Service fees                               12         7         5
Underwriting gain                           2         1        --
GAAP Underwriting Ratios:
   Loss ratio                            77.2%     79.7%     76.2%
   Expense ratio                         12.4      16.9      23.8
   Combined ratio                        89.6      96.6     100.0
                                        --------------------------

The significant decrease in the expense ratio in 1995 from 1994 resulted from a change in the premium assumption and net retention structure of business written by Discover Re. As a result of the change, service fees, which were previously recognizable as nonunderwriting income, are now classified as ceding allowances and recognized as a reduction of underwriting expenses. These service fees increased in 1996 when compared with 1995, due to the increased gross program premiums.

F&G Re
The following table shows underwriting results for reinsurance assumed through F&G Re:

(dollars in millions)                    1996      1995      1994
                                        --------------------------
Net Premiums Written:
   Traditional risk                      $326      $297      $235
   Finite risk*                           173       215       180
                                        --------------------------
     Total premiums written              $499      $512      $415
Underwriting gain                        $ 52      $ 43      $ 40
                                        --------------------------
GAAP Underwriting Ratios:
   Loss ratio                            63.9%     70.2%     73.2%
   Expense ratio                         25.4      21.0      16.5
   Combined ratio                        89.3      91.2      89.7
                                        --------------------------
*See Glossary of Terms

In recent years, large catastrophe losses, such as Hurricane Andrew in 1992 and the Los Angeles earthquake in 1994, increased the demand for reinsurance in both international and domestic markets. However, that demand leveled off in 1995, and pricing and market share became increasingly significant factors in the assumed reinsurance industry. Accordingly, 1996 assumed reinsurance premiums written have declined slightly when compared with 1995. In response to the increased competition, management shifted the premium mix toward the typically higher-margin traditional risk reinsurance, resulting in the $9 million increase in F&G Re's underwriting gain. With the current market conditions, USF&G expects a possible decline in assumed reinsurance premiums written in 1997, which could result in a reduced underwriting gain.

Surety
The following table shows underwriting results for the Surety Group:

(dollars in millions)                    1996      1995      1994
                                        --------------------------
Voluntary direct premiums written        $174      $166      $148
Net premiums written                      160       129       113
Underwriting gain                           8        16         3
GAAP Underwriting Ratios:
   Loss ratio                            39.1%     36.5%     37.9%
   Expense ratio                         54.9      49.8      58.9
   Combined ratio                        94.0      86.3      96.8
                                        --------------------------

Surety's direct premiums written increased five percent in 1996 when compared with 1995, primarily due to increased penetration in the domestic contract surety business. The 14 percent increase from 1994 to 1995 was largely related to increased international writings in the contract surety product line. Abnormally large contract surety losses in the first half of the year led to the $8 million decline in underwriting gains in 1996 when compared with 1995, while the $13 million increase in underwriting gains in 1995 over 1994 was primarily due to premium growth, as well as lower underwriting expenses as a result of management's reconfiguration of Surety's home office and field structures. In 1997, the Surety Group expects to increase its international presence through new marketing distribution channels created by its 1996 acquisition of Afianzadora.

Commercial Lines and Personal Lines
Prior to the creation of CIG and FBIG in 1995, information regarding results of operations were segregated along product lines for commercial and personal property/casualty insurance. The 1995 and 1994 commercial lines and personal lines results were as follows:

Commercial Lines

(dollars in millions)                              1995      1994
                                                 -----------------
Voluntary direct premiums written                $1,338    $1,231
Net premiums written                              1,272     1,220
Underwriting loss                                  (139)     (183)
GAAP Underwriting Ratios:
   Loss ratio                                      74.4%     77.4%
   Expense ratio                                   36.9      37.8
   Combined ratio                                 111.3     115.2
                                                 -----------------

Commercial lines voluntary direct premiums written increased nine percent in 1995 when compared with 1994, the result of new business growth in targeted specialty product lines, including excess property, inland marine, municipalities and financial institutions. From 1994 to 1995, underwriting results in the commercial lines category improved $44 million, and the combined ratio improved 3.9 points. These improvements were attributable to the implementation of strategies to improve the mix of business and control expenses while maintaining strict underwriting standards and pricing discipline.

Personal Lines

(dollars in millions)                              1995      1994
                                                 -----------------
Voluntary direct premiums written                  $634      $639
Net premiums written                                623       614
Underwriting loss                                   (77)      (62)
GAAP Underwriting Ratios:
   Loss ratio                                      76.3%     73.8%
   Expense ratio                                   35.9      36.0
   Combined ratio                                 112.2     109.8
                                                 -----------------

Personal lines voluntary direct premiums were relatively flat in 1995 when compared with 1994, as management balanced growth in certain targeted markets against strategies to selectively exit other markets and reduce exposure to certain catastrophe-prone geographic areas.

3.2. Life insurance
Life insurance operations (F&G Life) represented 12 percent of USF&G's revenues before net realized gains in 1996, compared with 14 percent in 1995 and 1994. F&G Life also represented 29 percent of the assets at December 31, 1996, compared with 31 percent and 33 percent at December 31, 1995 and 1994, respectively.

The Coinsurance Contract became effective August 1, 1996. At the time of the transaction, the broker SPDA block had a current ACCOUNT VALUE of approximately $964 million. The transaction had no material effect on earnings, but, by removing the broker SPDA block from F&G Life's direct obligations, it reduced F&G Life's capital requirements. This enabled the payment of a $110 million dividend to USF&G Corporation, thereby allowing capital to be used in other business opportunities.

Financial highlights for F&G Life were as follows:

(in millions)                                      1996     1995     1994
                                                  ------------------------
Sales                                              $427     $348     $286
Premiums earned                                     145      174      152
Net investment income                               269      306      317
Income from operations before net
   realized gains, branch reorganization
   severance, facilities exit costs/sublease
   income and income taxes                           49       27       14
                                                  ------------------------

The decrease in F&G Life's premiums earned in 1996 compared with 1995 and 1994 corresponded to a decrease in sales of structured settlement annuities. Despite this decrease, and lower net investment income (refer to Section 5.2 of this Analysis), income for the year ended December 31, 1996 increased substantially when compared with 1995 and 1994, largely as a result of the significant increase in SPDA sales, improved spread management on annuity and universal life products, and lower expenses. Results for 1995 included $4 million of transition-related costs, including employee separation costs, as a result of F&G Life's agreement to outsource its information services and policy administration.

Sales
The following table shows life insurance and annuity sales (premiums and deposits) by distribution system and product type.

(in millions)                                      1996      1995      1994
                                                  ---------------------------
Distribution System:
   Brokerage                                       $255      $125      $ 94
   Direct structured settlements                     79       108        88
   National wholesaler                               79        91        71
   Other                                             14        24        33
                                                  ---------------------------
     Total                                         $427      $348      $286
                                                  ---------------------------
Product Type:
   Single premium deferred annuities               $231      $112      $ 82
   Structured settlement annuities                   79       108        88
   Tax sheltered annuities                           78        84        63
   Other annuities                                   27        30        41
   Life insurance                                    12        14        12
                                                  ---------------------------
     Total                                         $427      $348      $286
                                                  ---------------------------

Sales increased significantly over the past two years, including a 107 percent increase in SPDA sales in 1996 when compared with 1995. This sales growth was primarily due to the introduction of new products, and management's concentration on the expansion of existing distribution channels, while also developing other marketing networks. Despite F&G Life's attention to product development and expanding its distribution channels, demand for its products is affected by fluctuating interest rates and the relative attractiveness of alternative investment, annuity or insurance products, as well as its credit ratings. As a result, there is no assurance that the improved sales trend will continue. Total life insurance in force was $10.7 billion at December 31, 1996, compared with $11.4 billion and $11.8 billion at December 31, 1995 and 1994, respectively.

Policy surrenders
Deferred annuities and universal life products are subject to surrender. Nearly all of F&G Life's surrenderable annuity policies allow a refund of the cash value balance less a surrender charge. The surrender charge varies by product. F&G Life's current product offerings have surrender charges that decline from nine percent in the first policy year to zero percent by the tenth policy year. Such built-in surrender charges provide protection against premature policy surrender.

Policy surrenders totaled $471 million in 1996, compared with $587 million and $576 million in 1995 and 1994, respectively. Despite increased surrenders during the first half of 1996, primarily due to increased competition from other investment vehicles, full-year 1996 surrenders were significantly below 1995 and 1994 levels, due to the coinsurance of the broker SPDA block, which greatly reduced surrenders in the second half of the year. This reduced level of surrenders is expected to continue in 1997.

4. RESERVES AND SURPLUS
4.1. Mass torts
USF&G categorizes long-term exposures where multiple claims relate to a similar cause of loss (excluding catastrophes) as "mass torts". Mass tort exposures include construction defect, environmental and asbestos claims.

Reserves for losses that have been reported and certain legal expenses are established on the "case basis". Bulk reserves are established in addition to the case reserves to reflect unreported claims and future development on reported claims. Total case and bulk reserves for these mass torts, net of ceded reinsurance, comprised approximately ten percent of the total net property/ casualty reserves for unpaid losses and loss expenses at December 31, 1996, 1995 and 1994.

The following tables set forth selected information for each of the major categories of mass torts, net of ceded reinsurance.

                            Construction
(in millions)                     Defect  Environmental  Asbestos
                            --------------------------------------
Net reserves at
   December 31, 1993                 $74           $249      $125
Losses incurred                       (6)           106         5
Claims paid                          (13)           (26)       (5)
                            --------------------------------------
Net reserves at
   December 31, 1994                  55            329       125
Losses incurred                        2             10        16
Claims paid                          (17)           (27)       (5)
                            --------------------------------------
Net reserves at
   December 31, 1995                  40            312       136
Losses incurred                       12             20         7
Claims paid                          (12)           (24)       (8)
                            --------------------------------------
Net reserves at
   December 31, 1996                 $40           $308      $135
                            --------------------------------------

                                     Net Reserves at December 31
(in millions)                       1996           1995      1994
                            --------------------------------------
Construction Defect:
   Case reserves                   $  20          $  20     $  18
   Bulk reserves                      20             20        37
                            --------------------------------------
     Total                         $  40          $  40     $  55
Environmental:
   Case reserves                   $  60          $  57     $  65
   Bulk reserves                     248            255       264
                            --------------------------------------
     Total                          $308           $312      $329
Asbestos:
   Case reserves                   $  38          $  36     $  25
   Bulk reserves                      97            100       100
                            --------------------------------------
     Total                          $135           $136      $125
                            --------------------------------------

The environmental incurred losses in 1994 were primarily due to a reallocation of bulk reserves from other lines of business based on enhancements in the actuarial database with respect to such claims. In 1995 and 1996, both case and bulk reserve levels for environmental and asbestos have remained relatively flat. This stability is reflective of management's belief that USF&G's reserve position is adequate relative to its exposure to environmental and asbestos matters. USF&G's customer base generally does not include large manufacturing companies, which tend to incur most of the known environmental and asbestos exposures. Many of USF&G's environmental claims relate to small industrial or transportation accidents which individually are unlikely to involve material exposures. In addition, USF&G has traditionally been a primary coverage carrier, having written relatively little high-level excess coverage; therefore, liability exposures are generally restricted to primary coverage limits. In 1996, approximately 32 percent of paid environmental claims related to matters under which a USF&G insured was a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act, commonly referred to as "Superfund", but many of these PRPs were only peripherally involved. In 1995 and 1994, respectively, 22 percent and 28 percent of the environmental claims paid related to Superfund. (Refer to Section 8.5 of this Analysis.)

The level of loss reserves for both current and prior years' claims is continually monitored and adjusted for changing economic, social, judicial and legislative conditions, as well as for changes in historical trends as information regarding such conditions and actual claims develops. Management believes that loss reserves are adequate, but establishing appropriate reserves, particularly with respect to environmental, asbestos and other long-term exposure claims, is highly judgmental and an inherently uncertain process. It is possible that, as conditions change and claims experience develops, additional reserves may be required in the future. There can be no assurance that such adjustments will not have a material adverse effect on USF&G's financial condition or results of operations.

4.2. Reinsurance
USF&G reinsures portions of its policy risks with other insurance companies or underwriters. Reinsurance allows USF&G to obtain indemnification against losses associated with insurance contracts it has written by entering into a reinsurance contract with another insurance enterprise (the reinsurer). USF&G pays (cedes) an amount to the reinsurer which in turn agrees to reimburse USF&G for a specified portion of any claims paid under the reinsured contracts. Reinsurance gives USF&G the ability to write certain individually large risks or groups of risks, and helps to control its exposure to losses by ceding a portion of such large risks. USF&G's ceded reinsurance agreements are generally structured on a treaty basis whereby all risks meeting certain criteria are automatically reinsured. USF&G's property catastrophe loss retention level at December 31, 1996 was $75 million for both the first and second loss, with coverage limits of $175 million in excess of the retention level. The retention level for both 1995 and 1994 was $75 million which, in the event of a second loss, was lowered to $50 million. Coverage limits of up to $140 million and $165 million in excess of the first and second loss, respectively, were available in both 1995 and 1994.

4.3. Dividend restrictions
There are certain restrictions on payments of dividends by insurance subsidiaries that may limit USF&G Corporation's ability to receive funds from its subsidiaries. Under the Maryland Insurance Code, Maryland insurance subsidiaries, such as USF&G Company and F&G Life, must provide the Maryland Insurance Commissioner (the "Commissioner") with not less than thirty days' prior written notice before payment of an "extraordinary dividend" to its holding company. "Extraordinary dividends" are dividends which, together with any dividends paid during the immediately preceding twelve-month period, would be in excess of ten percent of the subsidiary's statutory POLICYHOLDERS' SURPLUS as of the prior calendar year end. Extraordinary dividends may not be paid until either such thirty-day period has expired and the Commissioner has not disapproved the payment or the Commissioner has approved the payment within such period. In addition, ten days' prior notice of any other dividend must be given to the Commissioner prior to payment, and the Commissioner has the right to prevent payment of such dividend if it is determined that such payment could impair the insurer's surplus or financial condition.

During 1996, F&G Life, with the Commissioner's consent, paid extraordinary dividends to USF&G Corporation. Because any dividends paid during the immediately preceding twelve-month period are considered when determining whether future dividends constitute extraordinary dividends, any dividends which F&G Life would propose to pay in the twelve-month period beginning September 30, 1996 would be deemed extraordinary dividends and subject to the thirty-day notice period described above. Dividends of up to $137 million are available for payment from USF&G Company to USF&G Corporation during 1997 without being deemed extraordinary. The application of the thirty-day notice requirement to any dividends of its subsidiaries is not expected to materially affect the liquidity of USF&G Corporation. Additional information regarding dividends paid to USF&G Corporation by its insurance subsidiaries may be found in Note 7.5, "Dividend Restrictions", to the consolidated financial statements.

4.4. Capacity
A traditional measure of growth capacity for property/casualty insurers is the ratio of premiums written to statutory policyholders' surplus. At the end of 1996, USF&G Company's premium-to-surplus ratio was 1.8:1, compared with 1.7:1 and 1.4:1 at the end of 1995 and 1994, respectively. The increase in 1996 and 1995 when compared with 1994 was due to the reduction in the policyholders' surplus as a result of an extraordinary dividend by which USF&G Company transferred all of the capital stock of F&G Life to USF&G Corporation. Insurance regulators generally accept a ceiling for this ratio of 3.0:1; therefore, at its current ratio, USF&G has the capacity to grow by writing new business.

4.5. Risk-based capital
The National Association of Insurance Commissioners ("NAIC") has adopted model regulations which establish minimum capitalization requirements using a "risk-based capital" formula. These regulations define four levels at which corrective action must be taken: (1) the "company action level", at which the company must submit a comprehensive financial plan with specific proposals to address certain financial problems; (2) the "regulatory action level", at which the appropriate regulatory authorities will perform a financial analysis and order certain corrective actions; (3) the "authorized control level", at which the regulatory authorities may place the company under regulatory control; and
(4) the "mandatory control level", at which the regulatory authorities must place the company under regulatory control.

Application of these levels depends upon the insurer's "adjusted risk-based capital" as a percentage of the "minimum risk-based capital". Risk-based capital is calculated after adjusting capital for certain asset, credit, market, underwriting, off-balance sheet and other risks inherent in the assets, liabilities and business of the insurer. Various levels of corrective actions are required if the adjusted risk-based capital is less than 200 percent of the authorized control level risk-based capital.

USF&G Company had adjusted risk-based capital of $1.3 billion, $1.2 billion and $1.6 billion as of December 31, 1996, 1995 and 1994, respectively, which represented 286 percent, 334 percent and 382 percent, respectively, of the authorized control level risk-based capital. The decline from 1995 to 1996 was primarily the result of the phase-in of the required method of calculating risk-based capital, whereas the decline from 1994 to 1995 was primarily due to the extraordinary dividend paid by USF&G Company to USF&G Corporation in 1995, consisting of all of the capital stock of F&G Life. F&G Life had adjusted risk-based capital of $294 million, $383 million and $430 million as of December 31, 1996, 1995 and 1994, respectively, which represented 467 percent, 459 percent and 425 percent of the authorized control level risk-based capital as of those dates. Accordingly, as of the dates indicated, both USF&G Company and F&G Life had adjusted risk-based capital significantly above the levels which would require corrective action.


5. INVESTMENTS
USF&G maintains an investment mix concentrated in high-quality fixed-income securities. Fixed maturities and total investments decreased in 1996 due to the transfer of $918 million of F&G Life's fixed maturities and a $242 million decline in unrealized gains in the remaining fixed maturities portfolio. The fixed maturities that backed F&G Life's broker SPDA block reserves were transferred to the unaffiliated life insurance company under the terms of the Coinsurance Contract. The following table shows the distribution of USF&G's investment portfolio.

                                              At December 31
(dollars in millions)                    1996      1995      1994
                                     ------------------------------
Total investments                     $10,076   $11,107   $10,561
                                     ------------------------------
Fixed Maturities:
   Held to maturity                       --%        --%       44%
   Available for sale                     81         85        39
                                     ------------------------------
     Total fixed maturities               81         85        83
Common and preferred stocks               --          1         1
Short-term investments                     5          3         4
Mortgage loans and real estate            10          8         9
Other invested assets                      4          3         3
                                     ------------------------------
   Total                                 100%       100%      100%
                                     ------------------------------

5.1. Investment strategy
USF&G's primary objective is to maintain a high-quality investment portfolio structured to maximize returns consistent with the financial goals of each business segment while operating within approved policy guidelines and maintaining sufficient liquidity to fund cash disbursements. Investment policies and strategies are approved by senior management and reviewed by the Board of Directors. Sophisticated proprietary financial modeling systems are employed in the management of the assets. Investment activities are managed based on the individual requirements of the property/casualty and life insurance segments and the characteristics of each segment's underlying liabilities.

The following table shows the distribution of the investment portfolio for the property/casualty insurance segment.

                                             At December 31
(dollars in millions)                    1996      1995      1994
                                      -----------------------------
Total investments                      $6,860    $6,787    $6,439
                                      -----------------------------
Taxable fixed maturities                   76%       83%       80%
Tax-exempt fixed maturities                 5         1         2
Common and preferred stocks                --        --         1
Short-term investments                      7         3         4
Mortgage loans                              4         3         2
Real estate                                 3         5         6
Other invested assets                       5         5         5
                                      -----------------------------
   Total                                  100%      100%      100%
                                      -----------------------------

The property/casualty investment strategy encompasses factors such as risk, duration, return and regulatory requirements. The real estate strategy has been and continues to be to reduce equity real estate holdings and reinvest in income-producing commercial mortgage loans. The fixed maturity strategy has been focused on purchasing investment-grade corporate bonds with maturities that best match the property/casualty segment's liability structure. As this segment's income tax position changes as a result of profitability and the depletion of its income tax NOLs, the focus will turn toward investing available cash flows into a higher proportion of tax-exempt securities in order to maximize after-tax investment income.

The following table shows the distribution of the investment portfolio for the life insurance segment.

                                              At December 31
(dollars in millions)                    1996      1995      1994
                                      ----------------------------
Total investments                      $3,174    $4,297    $4,202
                                      ----------------------------
Taxable fixed maturities                   83%       88%       82%
Common and preferred stocks                --        --        --
Short-term investments                      5         2         5
Policy loans                                2         2         1
Mortgage loans                              5         2         5
Real estate                                 5         4         6
Other invested assets                      --         2         1
                                      ----------------------------
   Total                                  100%      100%      100%
                                      ----------------------------

The life insurance investment strategy also encompasses factors such as risk, duration, return and regulatory requirements, and the real estate strategy is consistent with that of the property/casualty segment. The life insurance segment's fixed maturity strategy emphasizes the reduction of mortgage-backed security exposure due to the potentially volatile cash flow characteristics compared with the underlying liabilities. The focus going forward will be to maintain a close duration match by product line through explicitly investing new premium cash flows to match new liabilities. The portfolio mix will remain relatively stable with a continued emphasis on noncallable corporate bonds and limited exposure to HIGH-YIELD BONDS and mortgage-backed securities.

5.2. Net investment income
The following table shows the components of net investment income.

(dollars in millions)                    1996      1995      1994
                                       ---------------------------
Net investment income from:
   Taxable fixed maturities              $626      $658      $668
   Tax-exempt fixed maturities              4         6         6
   Common and preferred stocks              3         4         7
   Short-term investments                  20        23        14
   Mortgage loans and real estate          48        46        58
   Other investment income, net of
     interest expense on funds held        19        13         9
                                       ---------------------------
     Total investment income              720       750       762
Investment expenses                       (15)      (17)      (13)
                                       ---------------------------
   Net investment income                 $705      $733      $749
                                       ---------------------------
Average annualized yields:
   Total investments                      6.9%      6.9%      6.9%
   Fixed maturities                       7.3%      7.4%      7.3%
                                       ---------------------------

Investment income declined primarily due to the aforementioned decline in F&G Life's fixed maturities portfolio. Fluctuations in short-term interest income were a result of varying short-term interest rates, as well as fluctuations in the asset balances. Investment income on mortgage loans and real estate for 1996 reflected the strategy of reducing equity real estate holdings and reinvesting in income-producing commercial mortgage loans. Included in investment income on mortgage loans and real estate for 1994 was $8 million related to timberland properties which were sold in 1994. Other investment income in 1996, 1995 and 1994 included $19 million, $26 million and $17 million, respectively, of income related to USF&G's share of earnings from an equity interest in RenaissanceRe Holdings, Ltd. ("RenaissanceRe"), a property reinsurance company in Bermuda. Future income from the investment in RenaissanceRe is subject to volatility and exposure to catastrophe losses and other risks inherent in the property/casualty reinsurance industry. Also netted against other investment income was interest credited to funds held on assumed reinsurance contracts of $20 million, $31 million and $25 million in 1996, 1995 and 1994, respectively.


5.3. Net realized gains on investments

(in millions)                            1996      1995      1994
                                       ---------------------------
Net Gains (Losses) on Sales:
   Fixed maturities                      $(12)     $  6      $  3
   Common and preferred stocks             79         4        --
   Mortgage loans and real estate          17         2         7
   Other                                   18        18         5
                                       ---------------------------
     Net gains on sales                   102        30        15
Impairments                               (58)      (23)      (10)
                                       ---------------------------
     Net realized gains on investments   $ 44      $  7      $  5
                                       ---------------------------

Realized gains on common and preferred stocks in 1996 were largely the result of a $78 million gain on the sale of USF&G's ownership interest in Chancellor Capital Management, Inc. Realized gains on sales of mortgage loans and real estate in 1996 resulted from the sale of two operating properties and numerous nonincome-producing land investments. Other realized gains in 1996, 1995 and 1994 primarily related to USF&G's share of gains from its equity in certain venture capital-type limited partnerships.

During 1996, the business strategy for a land development project was revised to accelerate the period of time to dispose of the assets through more aggressive marketing and lower selling prices, resulting in a lower level of estimated future cash flows. In addition, the carrying value of an operating property was reduced as a result of the commencement of efforts to sell the property.
A $40 million reduction in the carrying value of these real estate investments to fair value was recognized in the year ended December 31, 1996. The investments' fair values were based on the estimated future cash flows discounted at a market rate of interest.

5.4. Unrealized gains (losses)
The components of the changes in unrealized gains (losses) were as follows:

(in millions)                            1996      1995      1994
                                       ----------------------------
Fixed maturities available for sale     $(242)    $ 524     $(407)
Deferred policy acquisition costs and
   policy benefits adjustment              54      (106)       63
Common and preferred stocks                 2         4         3
Foreign currency and other                 10        (4)        3
                                       ----------------------------
   Total change in unrealized
     gains (losses) before taxes         (176)      418      (338)
Deferred tax on net unrealized gains      (33)       --        --
                                       ----------------------------
   Net change in unrealized gains
     (losses)                           $(209)    $ 418     $(338)
                                       ----------------------------

Fluctuations in the unrealized gains and losses on fixed maturities are primarily a result of fluctuating interest rates. Yields on U.S. Treasuries with 2- to 30-year maturities increased an average of 78 basis points during 1996, fell an average of 235 basis points in 1995, and increased an average of 259 basis points in 1994. As a result, the net unrealized gain on fixed maturities available for sale at December 31, 1996 was $98 million, compared with a net unrealized gain at December 31, 1995 of $340 million and a net unrealized loss at December 31, 1994 of $184 million. Also affecting the 1995 change in unrealized gains on fixed maturities was the 1995 reclassification of the entire "held to maturity" fixed maturity portfolio to "available for sale". Unrealized gains and losses on fixed maturities are offset by related changes in the deferred policy acquisition costs ("DPAC") and policy benefits adjustment, which reflects assumptions about the effect of potential sales of fixed maturities available for sale on future amortization of the life insurance segment's DPAC. The DPAC and policy benefits adjustment was a loss of $19 million at December 31, 1996, compared with a loss of $73 million at December 31, 1995 and a gain of $33 million at December 31, 1994. The tax effect on net unrealized gains at December 31, 1996 was $33 million. The tax effect on net unrealized gains (losses) at December 31, 1995 and 1994 was offset by the deferred tax asset valuation allowance, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109. This valuation allowance was eliminated in 1996 (refer to Section 1.3 of this Analysis).

5.5. Fixed maturity investments
The table below details the composition of the fixed maturity portfolio.

                                                At December 31
(dollars in millions)                  1996   %     1995   %   1994   %
                                     ------------------------------------
Corporate and other
   investment-grade bonds            $4,673  58   $5,361  59  $5,037  56
Mortgage-backed securities            1,464  18    1,739  19   1,921  22
Asset-backed securities                 731   9      999  11     942  11
U.S. Government bonds                   334   4      380   4     287   3
High-yield bonds                        548   7      599   7     616   7
Tax-exempt bonds                        316   4       40  --     121   1
                                     ------------------------------------
   Total fixed maturities at
     amortized cost                   8,066 100    9,118 100   8,924 100
Total market value of
   fixed maturities                   8,164        9,458       8,365
                                     ------------------------------------
Net unrealized gains (losses)        $   98       $  340      $ (559)
                                     ------------------------------------
Percent market-to-
   amortized cost                           101          104          94
                                     ------------------------------------


Fluctuating interest rates, which result in inversely changing bond prices, were responsible for the volatility of the overall market-to-amortized cost ratio between years.

While subject to prepayment risk, credit risk related to USF&G's mortgage-backed securities portfolio at December 31, 1996 is believed to be minimal since
99 percent of such securities had AAA ratings or were collateralized by obligations of the U.S. Government or its agencies. The net proceeds from sales, maturities and repayments in 1996 were predominately reinvested in corporate investment-grade and tax-exempt bonds. In 1995 and 1994, proceeds were generally reinvested into corporate investment-grade bonds. Investment-grade bonds, including debt obligations of the U.S. Government and its agencies, comprised
93 percent of the portfolio at December 31, 1996, 1995 and 1994. The following table shows the credit quality of the long-term fixed maturity portfolio at December 31, 1996.

                                                                Percent
                                                             Market-to-
                                Amortized            Market   Amortized
(dollars in millions)                Cost  Percent    Value        Cost
                               ------------------------------------------
U.S. Government and U.S.
   Government Agencies             $1,767       22%  $1,791         101%
AAA                                 1,280       16    1,295         101
AA                                  1,344       17    1,346         100
A                                   2,121       26    2,146         101
BBB                                 1,006       12    1,025         102
BB                                    288        4      295         103
B                                     258        3      264         102
CCC and lower                           2       --        2         100
                               ------------------------------------------
   Total                           $8,066     100%   $8,164         101%
                               ------------------------------------------
Information on credit quality is based upon the higher of the rating assigned to each issue by either Standard & Poor's or Moody's. Where neither Standard & Poor's nor Moody's has assigned a rating to a particular fixed maturity issue, classification is based on (1) ratings available from other recognized rating services; (2) ratings assigned by the NAIC; or (3) an internal assessment of the characteristics of the individual security, if no other rating is available.

High-yield investments generally involve a greater degree of risk than investment-grade securities. Expected returns should, however, compensate for the added risk. USF&G attempts to minimize the risks associated with high-yield investments by limiting the exposure to any one issuer and by closely monitoring the creditworthiness of such issuers. At December 31, 1996, USF&G's five largest investments in high-yield bonds totaled $64 million in amortized cost and had a market value of $65 million. USF&G's largest single high-yield bond exposure represented five percent of the high-yield portfolio and less than one percent of the total fixed maturity portfolio.


5.6. Real estate
The table below shows the components of USF&G's real estate portfolio.

                                             At December 31
(in millions)                            1996      1995      1994
                                        --------------------------
Mortgage loans                           $406      $254    $  349
Equity real estate                        554       653       662
                                        --------------------------
   Total                                 $960      $907    $1,011
                                        --------------------------

The increase in the real estate portfolio in 1996 was due to new mortgage loan originations, offset in part by the sale of equity real estate. Mortgage loan originations in 1996 consisted of fixed-rate loans collateralized by apartment and office properties. The equity real estate sales in 1996 included two operating properties and numerous nonincome-producing land investments. In 1995, two equity real estate properties were sold, and certain fixed-rate, multi-family mortgages were securitized and sold, resulting in the decrease in the real estate portfolio in that year. These sales were consistent with USF&G's continued strategy to reduce risk and increase yields in the real estate portfolio by selling equity real estate when it is advantageous to do so and reinvesting the proceeds in medium-term mortgage loans.

USF&G's real estate investment strategy emphasizes diversification by geographic region and property type. The diversification of USF&G's mortgage loan and real estate portfolio was as follows:

                                              At December 31
                                         1996      1995      1994
                                       ----------------------------
Geographic Region:
   Pacific/Mountain                        31%       33%       34%
   Mid-Atlantic                            23        21        17
   Midwest                                 17        23        20
   Southeast                               16        12        16
   Southwest                                8         6         8
   Northeast                                5         5         5
                                       ----------------------------
Type of Property:
   Office                                  46%       44%       37%
   Apartments                              24        15        24
   Land                                    17        28        26
   Retail/other                             8         7         7
   Industrial                               5         6         6
                                       ----------------------------

At December 31, 1996, USF&G's five largest real estate investments had a book value of $257 million. The largest single investment was a land development project located in San Diego, with a book value of $88 million, or nine percent of the total real estate portfolio. Mortgage loans and real estate are evaluated on a quarterly basis as part of management's asset quality review process. This process ensures that the financial and operating aspects of a property's performance are closely monitored, analyzed and acted upon if appropriate. Although USF&G anticipates that any sales of real estate will be in an orderly fashion as and when market conditions permit, if USF&G was required to dispose of a significant portion of its real estate in the near term, it is likely that it would recover amounts substantially less than the related carrying values.

6. FINANCIAL CONDITION
6.1. Assets
USF&G's assets totaled $14.4 billion at December 31, 1996, compared with $14.7 billion and $14.0 billion at the end of 1995 and 1994, respectively. The fluctuations from year to year were due primarily to changes in the market value of the fixed maturity investments classified as available for sale (refer to Section 5.4 of this Analysis). As part of the Coinsurance Contract, F&G Life transferred $932 million of fixed maturity investments and other assets to the coinsurer, and recorded a $964 million reinsurance receivable. As of December 31, 1996, surrender activity under the Coinsurance Contract had reduced the related reinsurance receivable balance to $772 million.

6.2. Debt
USF&G's corporate debt totaled $477 million at December 31, 1996, compared with $591 million at December 31, 1995 and $586 million at December 31, 1994.

During 1996, $114 million was drawn against a credit facility to fund the repayment of the 5 1/2% Swiss Franc Bonds which matured in January 1996, and to repurchase approximately $39 million in outstanding Zero Coupon Convertible Notes. The balance outstanding on the credit facility was paid down with excess corporate cash and proceeds from the issuance of capital securities (refer to Section 6.3 of this Analysis).

USF&G's real estate and other debt totaled $5 million at December 31, 1996, compared with $16 million and $42 million at December 31, 1995 and 1994, respectively. Real estate and other debt decreased $11 million in 1996 as a result of the foreclosure on a previously consolidated real estate partnership investment.

6.3. Shareholders' equity
USF&G's shareholders' equity totaled $2.0 billion at December 31, 1996 and 1995, and $1.4 billion at December 31, 1994. Net income and the elimination of the minimum pension liability increased equity in 1996, but were offset by declines in net unrealized gains on fixed maturity investments and a reduction in paid-in capital due to the repurchase of 8.4 million shares of common stock. The increase in shareholders' equity from 1994 to 1995 resulted from significant unrealized gains as well as net income of $209 million. The need to record a minimum pension liability and changes in unrealized gains and losses are significantly affected by interest rate movements, which are beyond the control of management. Consequently, no assurance can be given that the minimum pension liability will not be reestablished in the near future, or that unrealized losses will not result in significant reductions of shareholders' equity.

In January 1994, USF&G filed a shelf registration statement with the Securities and Exchange Commission. As of the time this registration statement went into effect, USF&G had available $647 million of unissued debt, preferred stock, common stock and warrants to purchase debt and stock. In 1994, this registration statement was reduced by $275 million for the issuances of the Zero Coupon Convertible Notes and the 8 3/8% Senior Notes. The registration was further reduced in 1995 by $150 million and $80 million for the issuances of the 7% Senior Notes and the 7 1/8% Senior Notes, respectively, leaving $142 million of unissued debt, preferred stock, common stock and warrants available at December 31, 1995. No debt or stock was issued under this registration in 1996.

In December 1995, USF&G Corporation, along with two business trusts in which USF&G has a controlling interest (the "Trusts"), filed a shelf registration statement which permits the issuance by the Trusts of up to $210 million of capital securities. In January 1997, $100 million of capital securities were issued under the shelf registration, with the proceeds used to redeem approximately 50 percent of the outstanding shares of USF&G's $4.10 Series A Convertible Exchangeable Preferred Stock. In December 1996, $100 million of capital securities were issued in a private placement transaction, the proceeds from which were used to pay down the balance on the credit facility.

During 1996 and 1995, USF&G called for redemption 233,550 shares and 832,650 shares, respectively, of its $10.25 Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock"). Additionally, holders of 20,000 shares and 189,800 shares of Series B Preferred Stock voluntarily converted those shares into common stock in 1996 and 1995, respectively. Another 24,000 shares of Series B Preferred Stock were redeemed for cash in 1996. In total, USF&G issued
10.6 million shares of common stock in 1996 and 1995 related to the conversion of the Series B Preferred Stock. During 1995 and 1994, USF&G issued 15.4 million shares of common stock as a result of the redemption of all of its outstanding $5.00 Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock"). As a result of these transactions, over $27 million of dividends related to the Series B and Series C Preferred Stock (net of expected dividends on shares of common stock issued on conversion) have been eliminated over the course of the last three years.

7. LIQUIDITY
Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. USF&G requires cash primarily to pay policyholders' claims and benefits, debt and dividend obligations, and operating expenses. USF&G's sources of cash include cash flow from operations, credit facilities, marketable securities and sales of other assets. Management believes that internal and external sources of cash will continue to exceed USF&G's short-term and long-term operating needs.

7.1. Cash flow
USF&G had cash flow from operating activities of $330 million for the year ended December 31, 1996 and $399 million and $140 million for the years ended December 31, 1995 and 1994, respectively. The decline of cash flows from operating activities for 1996 compared with 1995 was due primarily to an $82 million decrease in net reinsurance activity due to ceding of Discover Re's increased captive business, and a $36 million decline in net investment income collected due to the reduced asset base (refer to Section 5.2 of this Analysis). Direct losses, loss expenses and policy benefits paid increased in 1996 due to the unusually high level of catastrophe losses (refer to Section 3.1 of this Analysis). Offsetting these declines in cash flow from operations was an increase of $105 million in direct premiums collected. In addition, deposits and withdrawals of universal life and investment contracts, such as annuities, which for GAAP reporting purposes are considered financing activities, had net cash outflows of $97 million in 1996, $349 million in 1995 and $418 million in 1994. These net cash outflows related primarily to SPDA surrender activity and decreased in 1996 as a result of the Coinsurance Contract. Cash flows are expected to continue to benefit in the future from the Coinsurance Contract, which significantly reduced F&G Life's exposure to cash outflows for surrender activity.

7.2. Credit facilities
For general corporate purposes, USF&G maintained a committed, standby credit facility with a group of foreign and domestic banks totaling $250 million at December 31, 1996. This facility permits either borrowing of funds or letter of credit issuances, and will expire in 2001. In addition, at December 31, 1996, USF&G maintained a $150 million multi-currency credit facility. There were no borrowings against these facilities at December 31, 1996. The credit agreement contains restrictive covenants pertaining to indebtedness, tangible net worth, liens and other matters. USF&G was in compliance with the covenants contained in the agreement at December 31, 1996.

8. LEGAL CONTINGENCIES AND REGULATION
USF&G's insurance subsidiaries are routinely engaged in litigation in the normal course of their businesses, including defending claims for punitive damages. As insurers, they defend third-party claims brought against their insureds, as well as defend themselves against first-party and coverage claims. In addition to such litigation, USF&G Corporation and its subsidiaries are subject to other litigation and claims in the ordinary course of their businesses. Additional information on certain other litigation contingencies may be found in Note 14, "Legal Contingencies", to the consolidated financial statements. In the opinion of management, such contingencies are not expected to have a material effect on USF&G's consolidated financial position, although it is possible that the results of operations in a particular quarter or annual period would be materially affected by an unfavorable outcome.

USF&G's insurance subsidiaries are also subject to extensive regulatory oversight in the jurisdictions where they do business. This regulatory structure, which generally operates through state insurance departments, involves the licensing of insurance companies and agents, limitations on the nature and amount of certain investments, restrictions on the amount of single insured risks, approval of policy forms and rates, setting of capital and deposit requirements, limitations on dividends, limitations on the ability to withdraw from certain lines of business such as personal lines and workers' compensation, and other matters. State insurance departments routinely conduct financial and market conduct examinations and assess fines for violations of the myriad state regulations affecting the conduct of the insurance business. From time to time, the insurance regulatory framework has been the subject of increased scrutiny. At any one time there may be numerous initiatives within state legislatures or state insurance departments to alter and, in many cases, increase state authority to regulate insurance companies and their businesses. It is not possible to predict the future impact of increasing regulation on USF&G's operations.

8.1. Involuntary market plans
Most states require insurers to provide coverage for less desirable risks through participation in mandatory programs. USF&G's participation in assigned risk pools and similar plans, mandated now or in the future, creates and is expected to create downward pressure on earnings. Underwriting losses from involuntary market plans totaled $4 million in 1996, compared with $13 million and $21 million in 1995 and 1994, respectively.

8.2. Withdrawal from business lines
Some states have adopted legislation or regulations restricting or otherwise limiting an insurer's ability to withdraw from certain lines of business. Such restrictions are most often found in personal lines and workers' compensation insurance. They include prohibitions on mid-term cancellations and limiting reasons based upon which an insurer may nonrenew policies, requirements for amendments to underwriting standards, rates and policy forms to be approved by state regulators, specifications of a maximum percentage of a book of business which may be nonrenewed within the state within any twelve-month period, and prohibitions on exiting a single line of business within a state (thus requiring an insurer to either continue an unprofitable line or give up all lines of business and withdraw from a state entirely). Such restrictions limit USF&G's ability to manage its exposure to unprofitable lines and adversely affects earnings to the extent USF&G is required to continue writing unprofitable business.

8.3. Guaranty funds
Insurance guaranty fund laws have been adopted in most states to protect policyholders in case of an insurer's insolvency. Insurers doing business in those states can be assessed for certain obligations of insolvent companies to policyholders and claimants. These assessments, under certain circumstances, can be credited against future premium taxes. Net of such tax credits, USF&G incurred $2 million of guaranty fund expense in 1996 and $5 million and $9 million in 1995 and 1994, respectively.

State laws limit the amount of annual assessments which are based on percentages (generally two percent) of assessable annual premiums in the year of insolvency. The ultimate amount of these assessments cannot be reasonably estimated, but are not expected to have a material adverse effect on USF&G's financial position.

8.4. NAIC proposals
The NAIC has been developing several model laws and regulations, including a Model Investment Law and amendments to the Model Holding Company System Regulatory Act (the "Holding Act Amendments"). The Model Investment Law defines the investments which are permissible for property/casualty and life insurers to hold, and the Holding Act Amendments address the types of activities in which subsidiaries and affiliates may engage. The NAIC adopted these model laws in 1996, but the laws have not been enacted for insurance companies domiciled in the State of Maryland, such as USF&G Company and F&G Life. Even if enacted in Maryland or other states in which USF&G's subsidiaries are domiciled, it is expected that these laws will neither significantly change USF&G's investment strategies nor have any material adverse effect on USF&G's liquidity or financial position.

8.5. Superfund
Superfund is scheduled to be reauthorized in 1997. Insurance companies, other businesses, environmental groups and municipalities are advocating a variety of reform proposals to revise the cleanup and liability provisions of Superfund. No reliable prediction can be made as to the ultimate outcome of the legislative deliberations regarding the reauthorization of Superfund or the effect such revisions may have on USF&G.

8.6. Insurance regulatory information system
The NAIC's Insurance Regulatory Information System ("IRIS") ratios are intended to assist state insurance departments in their review of the financial condition of insurance companies operating within their respective states. IRIS specifies eleven industry ratios and establishes a "usual range" for each ratio. Significant departure from a number of ratios may lead to inquiries from state insurance regulators. As of December 31, 1996, USF&G was within or favorably exceeded the "usual range" for all of the IRIS ratios.

8.7. Taxation of deferred annuities
From time to time, various proposals have been considered by Congress, the Office of Management and Budget and the Department of the Treasury to include within an individual annuitant's current taxable income all or a portion of the interest payments which accrue on certain deferred annuity products, including some deferred annuity products sold by F&G Life. Currently, such interest is not taxed until the time of distribution. All such proposals have focused on deferred annuities and have not included annuities issued in connection with structured settlements of claims or on tax sheltered annuities. No reliable prediction can be made at this time as to the outcome of any such proposals or the effect such proposals may have on F&G Life.

8.8. Glass-Steagall reform
Congress and the Administration are considering various proposals to restructure the U.S. financial services industry through repeal or modification of the Glass-Steagall Act and the Bank Holding Company Act. The proposals would, to varying degrees, allow banks to affiliate with other financial services providers, including insurance companies. It is unclear whether or to what extent any final legislation would address bank insurance authority, and no reliable prediction can be made at this time as to the ultimate outcome of the legislative deliberations regarding restructuring of the financial services industry or the effect such legislation may have on USF&G.

8.9. Natural disaster protection
From time to time, various proposals have been considered by Congress and the Administration to provide a program of natural disaster protection that would include primary insurance and reinsurance for the perils of hurricane, earthquake, volcanic eruption and tsunami. During the current session of Congress, a legislative proposal has been introduced to create a private not-for-profit corporation that would serve as the primary insurer of residential property for both the earthquake and hurricane perils. This private not-for-profit corporation also would serve as a reinsurer of commercial risks for earthquake and hurricane perils and as a reinsurer of residential property for natural catastrophe perils not covered under the primary program (e.g., volcano, tsunami). In addition, legislation has been introduced to establish a federal program to provide reinsurance for state residential disaster insurance programs. No reliable prediction can be made at this time as to the outcome of any of these proposals or the effect they may have on USF&G.


9. GLOSSARY OF TERMS
Account value: Deferred annuity cash value available to policyholders before the assessment of surrender charges.

Alternative risk transfer ("ART"): A form of insurance through which a company self-insures the predictable frequency portion of its own losses and purchases insurance for the less frequent, high severity losses that could have a major financial impact on the company.

Captive insurer: A closely-held insurance company owned by one or more organizations whose purpose is to insure some or all of the risks of shareholders or affiliated organizations.

Catastrophe losses: Property/casualty insurance claim losses resulting from a sudden calamitous event, such as a severe storm, are categorized as "catastrophes" when they meet certain severity and other criteria determined by a national organization.

Deferred annuity: A life insurance product purchased with either a lump-sum or flexible premium, which accumulates interest over a fixed period or over an individual's lifetime, with payments deferred to a designated future time.

Expense ratio: The ratio of underwriting expenses to net premiums written, if determined in accordance with statutory accounting practices ("SAP"), or the ratio of underwriting expenses (adjusted by deferred policy acquisition costs) to earned premiums, if determined in accordance with GAAP.

Facultative reinsurance: The reinsurance of part or all of the insurance provided by a single policy. Each cession is negotiated individually. The word "facultative" connotes that both the primary insurer and the reinsurer have the faculty or option of accepting or rejecting the individual submission (as distinguished from the obligation to cede and accept, to which the parties agree in treaty reinsurance).

Finite risk reinsurance: Reinsurance arrangements providing coverage at lower margins than traditional risk reinsurance in return for a lower probability of loss to the reinsurer.

Gross program premium: Total ART premium managed, whether actually written by a USF&G affiliate or a nonaffiliate captive insurer.

High-yield bonds: Fixed maturity investments with a credit rating below the equivalent of Standard & Poor's "BBB-". In addition, nonrated fixed maturities that, in the judgment of USF&G, have credit characteristics similar to those of a fixed maturity rated below BBB- are considered high-yield bonds.

Immediate annuity: A life insurance product which provides a fixed stream of payments over a fixed period of time or over an individual's lifetime, with payments beginning at the inception of the contract.

Investment spreads: The difference between the interest rates earned on invested assets and the interest rates credited to policyholders.

Loss ratio: The ratio of incurred losses and loss expenses to earned premiums, determined in accordance with SAP or GAAP.

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

Reinsurance: For a consideration, an assuming insurer agrees to indemnify a ceding insurer against all or part of the loss the latter may sustain under the policy or policies it has issued. The legal rights of the insured are not affected by the transaction, and the ceding insurer remains liable to the insured for payment of policy benefits.

Structured settlement annuity: An immediate annuity sold to property/casualty companies to fund the settlement of insurance claims.

Underwriting results: Property/casualty pretax operating results excluding investment results, policyholders' dividends and noninsurance activities; generally, premiums earned less losses and loss expenses incurred and "underwriting" expenses incurred. It is not unusual for property/casualty companies to have underwriting losses that are offset by investment income.

Universal life: A life insurance product which provides a death benefit for the life of the insured and accumulates cash values to which interest is credited.


USF&G CORPORATION  Eleven-Year Summary of Selected Financial Information

(dollars in millions
 except per share data)                  1996          1995          1994         1993
                                 -------------------------------------------------------
Consolidated Results
  Premiums earned                     $ 2,731       $ 2,666     $   2,508      $ 2,521
  Total revenues                        3,498         3,459         3,310        3,323
  Income (loss) from
    continuing operations
    before cumulative
    effect of adopting new
    accounting standards                  261           209           237          130
  Income (loss) from
    discontinued operations                --            --            --           --
  Cumulative effect of adopting
    new accounting standards               --            --            --           38
  Net income (loss)                       261           209           237          168
                                 -------------------------------------------------------
Per Share Results
  Income (loss) from continuing
    operations before cumulative
    effect of adopting new
    accounting standards              $  2.05       $  1.63     $    2.00      $   .90
  Income (loss) from
    discontinued operations                --            --            --           --
  Cumulative effect of adopting
    new accounting standards               --            --            --          .42
  Net income (loss)                      2.05          1.63          2.00         1.32
  Book value                            15.48         14.68          9.96        11.33
                                 -------------------------------------------------------
Investment Results
  Net investment income               $   705       $   733     $     749      $   753
  Realized gains (losses)                  44             7             5            6
  Change in unrealized
    gains (losses)                       (209)          418          (338)         220
                                 -------------------------------------------------------
Financial Position
  Assets                              $14,407       $14,651     $  13,980      $14,481
  Investments                          10,076        11,107        10,561       11,474
  Corporate debt                          477           591           586          574
  Real estate and other debt                5            16            42           53
  Shareholders' equity                  1,969         1,984         1,441        1,556
                                 -------------------------------------------------------
Common Stock
  Market high                         $21 3/4      $ 19 1/2     $  16 1/8      $19 5/8
  Market low                           14 1/4        13 3/8      11 11/16       11 1/8
  Market close                         20 7/8        16 7/8        13 5/8       14 3/4
  Cash dividends declared                 .20           .20           .20          .20
  Common shares outstanding       114,240,489   119,606,095   104,810,794   91,418,372
                                 -------------------------------------------------------
Property/Casualty Insurance
  Premiums earned                     $ 2,586       $ 2,492     $   2,356      $ 2,392
  Net income (loss)                       149           175           498          285
  Statutory premiums written            2,639         2,563         2,389        2,502
                                 -------------------------------------------------------
  Statutory loss ratio                   72.1          72.4          73.1         75.3
  Statutory expense ratio                33.5          33.4          34.8         33.5
  Statutory combined ratio              105.6         105.8         107.9        108.8
                                 -------------------------------------------------------
Life Insurance
  Sales                               $   427       $   348     $     286      $   205
  Premium income                          145           174           152          129
  Net income (loss)                        (5)           19            12           10
                                 -------------------------------------------------------
Noninsurance Operations
  Revenues                            $    74       $    63     $      90      $     5
  Net income (loss)                       117            15          (273)        (126)
                                 -------------------------------------------------------


          1992         1991         1990         1989         1988         1987         1986
----------------------------------------------------------------------------------------------
       $ 2,683      $ 3,213      $ 3,535      $ 3,713      $ 3,801      $ 3,888      $ 3,622
         3,712        4,202        4,191        4,653        4,559        4,500        4,314
            36         (145)        (433)         148          251          263          276
            (7)         (32)        (136)         (31)         (20)           2           (2)
            --           --           --           --           --           --           --
            29         (177)        (569)         119          247          279          295
----------------------------------------------------------------------------------------------
       $  (.14)     $ (2.06)     $ (5.10)     $  1.52      $  2.87      $  3.36      $  4.04
          (.08)        (.36)       (1.55)        (.35)        (.24)         .03         (.03)
            --           --           --           --           --           --           --
          (.22)       (2.42)       (6.65)        1.18         2.82         3.57         4.32
          8.66         9.30        11.65        20.61        22.29        19.29        19.90
----------------------------------------------------------------------------------------------
       $   820      $   880      $   930      $   912      $   796      $   699      $   619
           148           38         (354)         (36)         (92)        (133)          53
           (18)          37          (30)          32          185         (282)        (105)
----------------------------------------------------------------------------------------------
       $13,242      $14,555      $13,951      $13,576      $12,342      $10,171      $ 8,943
        11,417       12,216       11,259       10,911        9,787        7,901        6,831
           574          617          659          543          448          407          348
            54           73          129           92           44           24            5
         1,300        1,346        1,277        2,011        2,058        1,727        1,579
----------------------------------------------------------------------------------------------
       $    15      $12 1/2      $30 3/8      $    34      $34 3/8      $48 3/4      $46 3/4
         7 1/8        5 5/8            7       28 1/4       28 1/2       26 1/4       36 1/4
        12 3/8        7 1/4        7 1/2           29       28 1/2       28 3/8       39 3/4
           .20          .20         2.44         2.80         2.64         2.48         2.32
    89,985,083   88,566,897   88,157,862   87,864,146   83,320,477   79,193,184   69,319,067
----------------------------------------------------------------------------------------------
       $ 2,579      $ 3,044      $ 3,349      $ 3,548      $ 3,623      $ 3,754       $3,542
           194          (41)        (192)         200          318          331          309
         2,475        3,064        3,651        3,717        3,903        3,854        3,701
----------------------------------------------------------------------------------------------
          81.8         84.0         81.8         76.4         73.0         73.2         79.1
          34.8         33.1         32.9         32.8         31.2         30.1         29.1
         116.6        117.1        114.7        109.2        104.2        103.3        108.2
----------------------------------------------------------------------------------------------
       $   155      $   280      $ 1,054      $   960      $ 1,077      $   278      $    83
           104          169          186          165          178          133           79
            (5)          31          (16)          31           14           37           20
----------------------------------------------------------------------------------------------
       $    17      $    38      $    22      $    84      $   114      $   112      $     8
          (160)        (167)        (361)        (112)         (85)         (88)         (86)
----------------------------------------------------------------------------------------------


USF&G CORPORATION  Consolidated Statement of Operations


                                                       Years Ended December 31
(dollars in millions except per share data)             1996     1995     1994
                                                     --------------------------
Revenues
  Premiums earned                                     $2,731   $2,666   $2,508
  Net investment income                                  705      733      749
  Other                                                   18       53       48
                                                     --------------------------
    Revenues before net realized gains                 3,454    3,452    3,305
  Net realized gains on investments                       44        7        5
                                                     --------------------------
    Total revenues                                     3,498    3,459    3,310
                                                     --------------------------
Expenses
  Losses, loss expenses and policy benefits            2,181    2,178    2,132
  Underwriting, acquisition and operating expenses     1,044    1,048    1,001
  Interest expense                                        39       44       37
  Branch reorganization severance                         17       --       --
  Facilities exit costs/(sublease income)                (42)      (6)     183
                                                     --------------------------
    Total expenses                                     3,239    3,264    3,353
                                                     --------------------------
  Income (loss) from operations before income taxes      259      195      (43)
  Provision for income taxes (benefit)                    (2)     (14)    (280)
                                                     --------------------------
      Net income                                      $  261  $   209   $  237
                                                     --------------------------
    Preferred stock dividend requirements                 20       28       46
                                                     --------------------------
      Net income available to common stock            $  241  $   181   $  191
                                                     --------------------------

Primary earnings per common share                     $ 2.05  $  1.63   $ 2.00

Fully diluted earnings per common share                 1.93     1.53     1.77
                                                     --------------------------

Weighted-average common shares outstanding (in 000s):
  Primary                                            117,674  111,474   95,797
  Fully diluted                                      129,490  130,186  127,808
                                                     --------------------------

See Notes to Consolidated Financial Statements.

USF&G CORPORATION  Consolidated Statement of Financial Position

                                                            At December 31
(dollars in millions except per share data)             1996     1995     1994
                                                     --------------------------
Assets
  Investments:
    Fixed maturities:
      Held to maturity, at amortized cost
       (market, 1994, $4,284)                        $    --  $    --  $ 4,659
      Available for sale, at market
       (cost, 1996, $8,066;1995, $9,118;
          1994, $4,265)                                8,164    9,458    4,081
      Common and preferred stocks, at market
       (cost, 1996, $16; 1995, $70; 1994, $79)            16       65       72
      Short-term investments                             535      288      450
      Mortgage loans                                     406      254      349
      Real estate                                        554      653      662
      Other invested assets                              401      389      288
                                                     --------------------------
        Total investments                             10,076   11,107   10,561
                                                     --------------------------
  Cash                                                    73      119       69
  Accounts, notes and other receivables                  763      795      741
  Reinsurance receivables                              1,576      604      554
  Servicing carrier receivables                          661      699      706
  Deferred policy acquisition costs                      456      434      504
  Other assets                                           802      893      845
                                                     --------------------------
    Total assets                                     $14,407  $14,651  $13,980
                                                     --------------------------

Liabilities
  Unpaid losses, loss expenses and policy benefits   $ 9,584  $ 9,816  $ 9,962
  Unearned premiums                                    1,113    1,055      968
  Corporate debt                                         477      591      586
  Real estate and other debt                               5       16       42
  Other liabilities                                    1,159    1,189      981
                                                     --------------------------
    Total liabilities                                 12,338   12,667   12,539
                                                     --------------------------
USF&G-obligated mandatorily redeemable capital
  securities of subsidiary trust holding solely
  junior subordinated deferrable interest
  debentures of USF&G                                    100       --       --
                                                     --------------------------
Shareholders' Equity
  Preferred stock, par value $50.00 (12,000,000
    shares authorized; shares issued, 1996,
    3,999,910; 1995, 4,277,460; 1994, 6,627,896)         200      213      331
  Common stock, par value $2.50 (240,000,000 shares
    authorized; shares issued, 1996, 114,240,489;
    1995, 119,606,095; 1994, 104,810,794)                286      299      262
  Paid-in capital                                      1,091    1,188    1,104
  Net unrealized gains (losses) on investments
    and foreign currency                                  62      271     (147)
  Minimum pension liability                               --     (100)     (63)
  Retained earnings (deficit)                            330      113      (46)
                                                     --------------------------
    Total shareholders' equity                         1,969    1,984    1,441
                                                     --------------------------
    Total liabilities, capital securities
      and shareholders' equity                       $14,407  $14,651  $13,980
                                                     --------------------------

See Notes to Consolidated Financial Statements.

USF&G CORPORATION  Consolidated Statement of Cash Flows


                                                       Years Ended December 31
(in millions)                                           1996     1995     1994
                                                    ---------------------------
Operating Activities
  Direct premiums collected                          $ 2,183  $ 2,078  $ 2,029
  Net investment income collected                        707      743      750
  Direct losses, loss expenses and
    policy benefits paid                              (1,751)  (1,725)  (1,884)
  Net reinsurance activity                               (13)      69       22
  Underwriting and operating expenses paid              (769)    (760)    (789)
  Interest paid                                          (37)     (37)     (31)
  Income taxes paid                                       (5)      (5)     (12)
  Other items, net                                        15       36       55
                                                     --------------------------
    Net cash provided from operating activities          330      399      140
                                                     --------------------------
Investing Activities
  Net (purchases), sales and maturities
    of short-term investments                           (249)     148     (115)
  Purchases of fixed maturities held to maturity          --       --     (400)
  Sales of fixed maturities held to maturity              --       21       65
  Maturities/repayments of fixed maturities
    held to maturity                                      --      110      348
  Purchases of fixed maturities available for sale    (1,189)  (1,123)    (351)
  Sales of fixed maturities available for sale           588      489      345
  Maturities/repayments of fixed maturities
    available for sale                                   702      443      480
  Purchases of other investments                        (228)    (302)    (434)
  Sales, maturities and repayments of
    other investments                                    412      332      482
  Purchase of subsidiary                                 (57)      --       --
  Purchases of property and equipment                    (59)     (32)     (33)
  Sales of property and equipment                         14        2        4
                                                      -------------------------
Net cash (used in) provided from investing activities    (66)      88      391
                                                      -------------------------
Financing Activities
  Deposits for universal life and
    investment contracts                                 438      310      246
  Withdrawals of universal life and
    investment contracts                                (535)    (659)    (664)
  Net repayments of short-term borrowings                 --     (227)    (167)
  Long-term borrowings                                    --      228      270
  Repayments of long-term borrowings                    (125)     (42)    (124)
  Issuance of capital securities                          98       --       --
  Issuances of common stock                               11        6       38
  Repurchases of common stock                           (150)      --       --
  Redemptions of preferred stock                          (2)      --      (13)
  Cash dividends paid to shareholders                    (45)     (53)     (66)
                                                      -------------------------
    Net cash used in financing activities               (310)    (437)    (480)
                                                      -------------------------
    (Decrease) increase in cash                          (46)      50       51
    Cash at beginning of year                            119       69       18
                                                      -------------------------
      Cash at end of year                            $    73  $   119  $    69
                                                      -------------------------

Noncash Transactions
  Coinsurance of broker SPDA block:
    Transfer of investments and other assets in
      exchange for reinsurance receivables           $   964  $    --  $    --
    Surrender activity                                  (192)      --       --
                                                      -------------------------

See supplemental cash flow information at Note 1.13.
See Notes to Consolidated Financial Statements.

USF&G CORPORATION  Consolidated Statement of Shareholder's Equity

                                                       Years Ended December 31
(in millions except per share data)                     1996     1995     1994
                                                     --------------------------
Preferred Stock
  Balance at beginning of year                        $  213   $  331   $  455
  Par value of Series B shares converted
    to common shares                                     (12)     (51)      --
  Par value of Series C shares converted
    to common shares                                      --      (66)    (111)
  Par value of shares redeemed                            (1)      (1)     (13)
                                                     --------------------------
    Balance at end of year                               200      213      331
                                                     --------------------------
Common Stock
  Balance at beginning of year                           299      262      228
  Par value of shares issued for conversion
    of Series B shares                                     5       21       --
  Par value of shares issued for conversion
    of Series C shares                                    --       14       23
  Par value of other shares issued                         3        2       11
  Par value of shares repurchased                        (21)      --       --
                                                     --------------------------
    Balance at end of year                               286      299      262
                                                     --------------------------
Paid-In Capital
  Balance at beginning of year                         1,188    1,104      986
  Excess of proceeds over par value of
    Series B shares converted                              7       29       --
  Excess of proceeds over par value of
    Series C shares converted                             --       50       86
  Excess of proceeds over par value of
    other shares issued                                    8        5       32
  Excess of cost over par value of shares
    repurchased                                         (129)      --       --
  Accrued stock-based compensation                        15       --       --
  Tax benefit from exercise of stock options               2       --       --
                                                     --------------------------
    Balance at end of year                             1,091    1,188    1,104
                                                     --------------------------
Net Unrealized Gains (Losses) on Investments
  and Foreign Currency
  Balance at beginning of year                           271     (147)     191
  Change in unrealized gains (losses)                   (209)     418     (338)
                                                     --------------------------
    Balance at end of year                                62      271     (147)
                                                     --------------------------
Minimum Pension Liability
  Balance at beginning of year                          (100)     (63)     (85)
  Change in unfunded accumulated benefits                100      (37)      22
                                                     --------------------------
    Balance at end of year                                --     (100)     (63)
                                                     --------------------------
Retained Earnings (Deficit)
  Balance at beginning of year                           113      (46)    (219)
  Net income                                             261      209      237
  Common stock dividends declared
   (per share, 1996, 1995 and 1994, $.20)                (24)     (22)     (18)
  Preferred stock dividends declared
   (per share, 1996, Series A, $4.10, Series B,
    $7.69; 1995, Series A, $4.10, Series B, $10.25;
    1994, Series A, $4.10, Series B, $10.25,
    Series C, $5.00)                                     (20)     (28)     (46)
                                                     --------------------------
    Balance at end of year                               330      113      (46)
                                                     --------------------------
    Total shareholders' equity                        $1,969   $1,984   $1,441
                                                     --------------------------

See Notes to Consolidated Financial Statements.

USF&G CORPORATION  Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1.1. Basis of presentation
The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP"). These statements include the accounts of USF&G Corporation and its subsidiaries (collectively, "USF&G" or "the Corporation"). Intercompany transactions are eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 1996 presentation. Refer to Note 1.12 regarding restatements for mergers consummated in the second quarter of 1995. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

USF&G is primarily engaged in the business of insurance. Property/casualty insurance, which accounted for 88 percent of revenues before net realized gains in 1996, is written primarily by United States Fidelity and Guaranty Company ("USF&G Company") and is sold primarily through independent agents and brokers supported by USF&G Company's underwriting, marketing, administrative and claim services offices located throughout the United States. Life insurance and annuities, which accounted for 12 percent of revenues before net realized gains in 1996, are written primarily by Fidelity and Guaranty Life Insurance Company ("F&G Life"), and are sold throughout the United States through independent agents, managing general agents and specialty insurance brokerage firms. Noninsurance operations are composed primarily of the parent company and asset management services. Additional information on the Corporation's business segments is included in Note 16, "Information on Business Segments".

1.2. New accounting standards
Effective January 1, 1996, USF&G adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The standard also requires that impairments in the value of real estate investments be recorded as direct reductions in the carrying value of those investments. USF&G's prior practice had been to establish valuation allowances for impairment to specific investments where impairment is deemed other than temporary. The adoption of SFAS No. 121 did not have a material effect on USF&G's financial statements since existing valuation allowances were applied against the related impaired investments reducing the cost basis of those investments.

In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation", which defines a fair value-based method of accounting for stock options granted to employees. As allowed by SFAS No. 123, USF&G has elected to continue applying Accounting Principals Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its employee stock options, and has provided pro forma disclosures of the effects on net income and earnings per share had the fair value method for recognizing compensation expense been adopted. (Refer to Note 9.)

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which provides new accounting and reporting standards for transfers and servicing of receivables and other financial assets and extinguishments of liabilities. The standard is based on a financial components approach that focuses on whether an entity controls the financial assets transferred in such transactions. As issued, the standard is effective for transactions occurring after December 31, 1996, and is to be applied prospectively. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125", which defers for one year both the criteria for determination of a sale versus a secured borrowing for certain transactions, and new accounting standards for assets transferred as collateral.

Once adopted, SFAS No. 125 will impact USF&G's accounting for participation in securities lending programs as well as for assets pledged as collateral; however, this impact will primarily be limited to classifications on the Consolidated Statement of Financial Position. SFAS No. 125 could also affect future financial statements to the extent USF&G enters into sales of financial assets, extinguishments of liabilities or other applicable transactions.


1.3. Permitted statutory accounting practices
Reporting practices for insurance subsidiaries prescribed or permitted by state regulatory authorities (statutory accounting practices) differ from GAAP. Statutory amounts for USF&G's insurance operations follow.


(in millions)                                1996     1995     1994
                                           -------------------------
Statutory Net Income for the Years
   Ended December 31:
   Property/casualty insurance*            $  167   $   --   $  173
   Subsidiaries and affiliates**                8       --       --
   Life insurance                              27       15       30
                                            ------------------------
Statutory Surplus at December 31:
   Property/casualty insurance*            $1,374   $1,341   $1,621
   Subsidiaries and affiliates**              243      176      155
   Life insurance                             213      300      326
                                           -------------------------
*Includes USF&G Company and all subsidiaries required to be included in its combined statutory statements. At December 31, 1994, that amount includes the life insurance subsidiary (refer to Note 7.5).
**Includes those property/casualty subsidiaries and affiliates not included in USF&G Company's combined statutory statements.

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

Property/Casualty Insurance: USF&G Company has received written approval from the Maryland Insurance Administration to extend the required disposal period for certain real property acquired as security for loans or other obligations. Under the current Maryland Insurance Code, these assets are required to be disposed of within five years from the date of acquisition. The Maryland Insurance Administration extended this time period for certain properties up to no later than December 31, 1997. In addition, USF&G Company has received written approval to admit certain expenses prepaid to various governmental agencies. As of December 31, 1996, 1995 and 1994, these permitted transactions increased statutory surplus by $20 million, $35 million and $19 million, respectively, over what it would have been had prescribed accounting practices been followed.

Life Insurance: In 1994, F&G Life received permission from the Maryland Insurance Administration to reduce nonadmitted assets by the associated asset valuation reserve subcomponent ending balance. There was no effect on statutory surplus from electing this option at December 31, 1996 and 1995. As of December 31, 1994, this permitted accounting practice had the effect of increasing statutory surplus by $15 million over what it would have been had prescribed accounting practices been followed.

Since Maryland does not specifically prescribe by law or regulation reserves for universal life ("UL") policies or group annuities, F&G Life follows reserving practices which are permitted by the State of Maryland. For older generation universal life policies, F&G Life holds the full account value as a reserve. For newer generation UL policies, reserves are held based on a calculation according to the NAIC UL Model Regulation, which has been adopted by many states. Many of the group annuities sold by F&G Life are used to fund qualified pension and/or profit sharing plans. For these annuities, the funds are not allocated to individual participants, and the full account value is held as the reserve. For group annuities where the funds and/or benefits are allocated to the individual certificate holder, reserves are calculated according to laws prescribed for individual annuities.

1.4. Investments
Fixed Maturities: USF&G classifies all of its fixed maturities as "available for sale". These securities are held for an indefinite period of time and may be sold in response to changes in interest rates and the yield curve, prepayment risk, liquidity needs, or other factors. Fixed maturities classified as "available for sale" are carried at market value, with unrealized gains and losses recorded as a separate component of shareholders' equity. Unrealized gains or losses on fixed maturities available for sale are offset by an adjustment to life insurance deferred policy acquisition costs which is made on a pro forma basis as if the unrealized gains or losses on those assets which match certain life insurance liabilities were realized. Specific writedowns in the carrying value of fixed maturities are recognized in income when an impairment is deemed other than temporary.

At December 31, 1994, USF&G classified fixed maturities as "held to maturity" if it had both the positive intent and ability to hold the securities until maturity or near enough to maturity such that interest rate risk would be substantially eliminated as a pricing factor. Fixed maturities held to maturity were carried at amortized cost. Changes in the market values of these investments were generally not recognized in the financial statements. On December 4, 1995, USF&G reclassified all of its fixed maturities previously classified as "held to maturity" to "available for sale", as permitted by supplemental guidance issued by the FASB in November 1995.

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

Securities Lending: USF&G participates in a securities lending program whereby certain securities from its portfolio are loaned to other institutions for short periods of time. A fee is paid to USF&G by the borrower. Collateral that exceeds the market value of the loaned securities is maintained by the lending agent and reported in USF&G's other invested assets with an offsetting liability reported in other liabilities. Invested assets and other liabilities include
$128 million, $113 million and $6 million at December 31, 1996, 1995 and 1994, respectively, related to securities lending collateral.

Mortgage Loans and Real Estate: Mortgage loans are carried at unpaid principal balances. Real estate investments are reported at cost adjusted for equity participation. Real estate acquired through foreclosure or deed-in-lieu of foreclosure is initially recorded at estimated market value. Valuation allowances are recognized for mortgage loans with deteriorations in collateral performance which are deemed other than temporary, based on quarterly evaluations. Impairments in the value of real estate investments are recorded as direct reductions in the carrying value of those investments and are recognized in income when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

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

Life Insurance: Premiums on life insurance policies with fixed and guaranteed premiums and benefits, and premiums on annuities with significant life contingencies are recognized when due. Premiums received on UL policies and annuity contracts are not recorded as revenues; instead, they are recognized as deposits. Policy charges and surrender penalties are recorded as revenues.

1.6. Unpaid losses, loss expenses and policy benefits
Property/Casualty Insurance: The liability for unpaid property/casualty insurance losses and loss expenses is based on an evaluation of reported losses and on estimates of incurred but unreported losses. The reserve liabilities are determined using adjusters' individual case estimates and statistical projections. The liability was reported net of estimated salvage and subrogation recoverables of $99 million at December 31, 1996 and $116 million at December 31, 1995 and 1994. Adjustments to the liability based on subsequent developments or other changes in the estimate are reflected in results of operations in the period in which such adjustments become known.

Certain liabilities for unpaid losses and loss expenses related to workers' compensation coverage are discounted to present value. The carrying amount of such workers' compensation liabilities, net of reinsurance and net of discount, was $1.3 billion, $1.5 billion and $1.6 billion at December 31, 1996, 1995 and 1994, respectively. Interest rates of up to four percent are used to discount these liabilities.

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

1.7. Deferred policy acquisition costs ("DPAC")
Acquisition costs, consisting of commissions, brokerage and other expenses incurred at policy issuance, are generally deferred. Anticipated losses, loss expenses, policy benefits and remaining costs of servicing the policies are considered in determining the amount of costs to be deferred. Anticipated investment income is considered in determining whether a premium deficiency exists related to short-duration contracts, and in determining the recoverability of DPAC for interest-sensitive life and annuity products. Amortization of DPAC totaled $707 million, $714 million and $668 million for the years ended December 31, 1996, 1995 and 1994, respectively, and was included in underwriting, acquisition and operating expenses in the Consolidated Statement of Operations.

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

1.8. Foreign currency translation
The functional currency for USF&G's foreign operations is typically the applicable local currency. For those subsidiaries in highly inflationary economies, however, the functional currency is the reporting currency (the U.S. dollar).

Local currency balance sheet accounts are translated to U.S. dollars using exchange rates in effect at the balance sheet date, and revenue and expense accounts maintained in the local currency are translated using the average exchange rates prevailing during the year. The unrealized gains or losses, net of applicable deferred income taxes, resulting from translation are included in shareholders' equity.

In highly inflationary economies (e.g., Mexico), monetary assets and liabilities are remeasured into U.S. dollars using exchange rates in effect at the balance sheet date, whereas nonmonetary balances are remeasured using historical exchange rates. Revenue and expense accounts are remeasured using the average exchange rates prevailing during the year for monetary transactions and historical exchange rates for nonmonetary transactions. Realized gains or losses resulting from remeasurement are included in net income. Such gains and losses may be reduced or effectively eliminated by certain financial instruments used by USF&G to reduce its foreign exchange exposure.

1.9. Earnings per common share
Primary earnings per common share are computed by subtracting dividends on preferred stock from net income and then dividing by the weighted-average common shares outstanding during the period. Common stock equivalents are excluded from the calculations because their effect is not material. Fully diluted earnings per common share assume the conversion of all securities whose contingent issuance would have a dilutive effect on earnings.

1.10. Branch reorganization severance
During 1996, USF&G's field structure was reorganized to accommodate the transfer of certain policy and claim processing activities from the branch offices to three new Centers for Agency Services and the Claim Reception Center (refer to
Section 2 of Management's Discussion and Analysis of Financial Condition and Results of Operations). Severance costs covering approximately 700 employees from throughout the branch organization totaled $17 million in 1996.

1.11. Facilities exit costs/sublease income
During 1994, USF&G committed to a plan to consolidate its home office operations in Baltimore, Maryland, at its Mount Washington facility. The facilities exit costs of $183 million in 1994 represented the present value of the rent and other operating expenses to be incurred under the lease on the Corporation's principal office building (the "Tower") from the time USF&G vacates the building through the expiration of the lease in September 2009. Facilities exit costs recorded in 1994 did not consider any potential future sublease income, as such income was neither probable nor reasonably estimable at that time. To the extent that additional or extended subleases are subsequently negotiated, the present value of income to be received over the term of those subleases is recognizable in the period such income becomes probable and reasonably estimable. Sublease income of $54 million and $6 million was recognized under the facilities exit plan in 1996 and 1995, respectively, as a result of USF&G's negotiation of subleases with new and existing tenants. A credit of $12 million was also recognized in 1996 related to reduced property tax assessments on the Tower.

Additionally, USF&G recognized approximately $24 million of facilities exit costs in 1996, representing the present value of the rent and other operating expenses estimated to be incurred over the life of certain leases as a result of the downsizing or closure of numerous branch offices.

1.12. Business combinations
On December 17, 1996, USF&G acquired Afianzadora Insurgentes, S.A. de C.V. ("Afianzadora"), a surety bond company in Mexico, for $65 million. This acquisition, which was accounted for as a purchase, resulted in goodwill of $18 million, which will be amortized over 20 years on a straight-line basis. The results of Afianzadora's operations for the period from December 17 through December 31, 1996 have not been included in USF&G's Consolidated Statement of Operations for 1996 as they were not material.

In April and May 1995, USF&G consummated mergers with Discover Re Managers, Inc. ("Discover Re"), and Victoria Financial Corporation ("Victoria Financial"), respectively. In the transactions, USF&G exchanged 5.4 million shares of common stock, worth approximately $79 million, for all of the outstanding equity of Discover Re, and 3.8 million shares, worth approximately $59 million, for all of the outstanding equity of Victoria Financial. Discover Re provides insurance, reinsurance and related services to the alternative risk transfer market. Victoria Financial is an insurance holding company which specializes in nonstandard personal lines auto coverage. Both of these business combinations were accounted for as poolings-of-interests. Accordingly, the financial statements were restated to reflect the mergers with Discover Re and Victoria Financial. Results for each of the separate enterprises from January 1, 1995 to the respective consummation dates were as follows:

                                Premiums     Total     Net
(in millions)                     Earned  Revenues  Income
                                ---------------------------
January 1 - March 31, 1995:
   USF&G                            $598     $ 795     $49
   Discover Re                         6         8       1
                                ---------------------------
January 1 - April 30, 1995:
   USF&G*                           $769    $1,028     $63
   Victoria Financial                 13        16      --
                                ---------------------------
*Excludes Discover Re.
A reconciliation of the previously separate enterprises to the restated consolidated results of operations and total assets for the year ended December 31, 1994 is disclosed in USF&G's 1994 Annual Report to Shareholders (Restated) as filed with the Securities and Exchange Commission under Form 10-K/A in November 1995.

1.13. Supplemental cash flow information
The Consolidated Statement of Cash Flows is presented using the "direct method", which reports major classes of cash receipts and cash payments. A reconciliation of net income to net cash provided from operating activities is as follows:


(in millions)                                1996     1995     1994
                                           -------------------------
Net income                                  $ 261     $209    $ 237
Adjustments to reconcile net income
   to net cash provided from
   operating activities:
   Net realized gains on investments          (44)      (7)      (5)
   Branch reorganization severance             17       --       --
   Facilities exit costs/(sublease income)    (42)      (6)     183
   Provision for income taxes (benefit)        (2)     (14)    (280)
   Change in insurance liabilities             66      294       72
   Change in DPAC                              38      (36)     (60)
   Change in receivables                     (167)     (99)     (24)
   Change in other liabilities                 56       73      (29)
   Change in other assets                     122      (31)      39
   Change in other items, net                  25       16        7
                                           -------------------------
Net cash provided from operating
   activities                               $ 330     $399    $ 140
                                           -------------------------

NOTE 2 INVESTMENTS
2.1. Components of net investment income

(in millions)                                1996     1995     1994
                                           --------------------------
Fixed maturities                             $630     $664     $674
Common and preferred stocks                     3        4        7
Short-term investments                         20       23       14
Mortgage loans and real estate                 48       46       58
Other investment income, net of interest
   expense on funds held                       19       13        9
                                           --------------------------
   Total investment income                    720      750      762
Investment expenses                           (15)     (17)     (13)
                                           --------------------------
   Net investment income                     $705     $733     $749
                                           --------------------------

2.2. Net realized gains on investments

(in millions)                                1996     1995     1994
                                           --------------------------
Net Gains (Losses) on Sales:
   Fixed maturities                          $(12)    $  6     $  3
   Common and preferred stocks                 79        4       --
   Mortgage loans and real estate              17        2        7
   Other                                       18       18        5
                                           --------------------------
     Net gains on sales                       102       30       15
Impairments                                   (58)     (23)     (10)
                                           --------------------------
   Net realized gains on investments         $ 44     $  7     $  5
                                           --------------------------


2.3. Gross unrealized gains (losses)

                                                 At December 31
(in millions)                                1996     1995     1994
                                           --------------------------
Unrealized Gains:
   Fixed maturities available for sale       $161    $ 375    $   9
   DPAC and policy benefits adjustment         --       --       33
   Common and preferred stocks                  2        3        2
   Foreign currency and other                  20        6       16
                                           --------------------------
     Gross unrealized gains                   183      384       60
                                           --------------------------
Unrealized Losses:
   Fixed maturities available for sale        (63)     (35)    (193)
   DPAC and policy benefits adjustment        (19)     (73)      --
   Common and preferred stocks                 (2)      (5)      (8)
   Foreign currency and other                  (4)      --       (6)
                                           --------------------------
     Gross unrealized losses                  (88)    (113)    (207)
Deferred taxes on net unrealized gains        (33)      --       --
                                           --------------------------
       Net unrealized gains (losses)         $ 62    $ 271    $(147)
                                           --------------------------

2.4. Change in net unrealized gains (losses)

(in millions)                                1996     1995     1994
                                           --------------------------
Fixed maturities available for sale         $(242)   $ 524    $(407)
DPAC and policy benefits adjustment            54     (106)      63
Common and preferred stocks                     2        4        3
Foreign currency and other                     10       (4)       3
                                           --------------------------
   Total change in unrealized
     gains (losses) before taxes             (176)     418     (338)
Deferred taxes on net unrealized gains        (33)      --       --
                                           --------------------------
   Net change in unrealized gains (losses)  $(209)   $ 418    $(338)
                                           --------------------------

2.5. Estimated market values of fixed maturity investments
There were no fixed maturities classified as "held to maturity" at December 31, 1996 and 1995 (refer to Note 2.6). The cost and market value of fixed maturities held to maturity at December 31, 1994 were as follows:

                                         Gross
                                     Unrecognized    Market
(in millions)                 Cost   Gains  Losses    Value
                           ----------------------------------
U.S. Government bonds       $   14     $--   $  (2)  $   12
Mortgage-backed securities   1,360      19     (97)   1,282
Asset-backed securities        136      --      (8)     128
Corporate bonds              3,027      12    (293)   2,746
State and political
   subdivision bonds           107       1      (6)     102
Foreign government bonds        15      --      (1)      14
                           ----------------------------------
   Total                    $4,659     $32   $(407)  $4,284
                           ----------------------------------

The cost and market value of fixed maturities available for sale were as follows:

                                 At December 31, 1996
                                         Gross
                                      Unrealized     Market
(in millions)                 Cost   Gains  Losses    Value
                           ----------------------------------
U.S. Government bonds       $  334    $  7    $ (3)  $  338
Mortgage-backed securities   1,464      22      (3)   1,483
Asset-backed securities        731      11      (1)     741
Corporate bonds              4,882     107     (51)   4,938
State and political
   subdivision bonds           425       6      (1)     430
Foreign government bonds       230       8      (4)     234
                           ----------------------------------
   Total                    $8,066    $161    $(63)  $8,164
                           ----------------------------------

                                 At December 31, 1995
                                         Gross
                                      Unrealized     Market
(in millions)                 Cost   Gains  Losses    Value
                           ----------------------------------
U.S. Government bonds       $  380    $ 21    $ --   $  401
Mortgage-backed securities   1,739      49      (1)   1,787
Asset-backed securities        999      28      (2)   1,025
Corporate bonds              5,608     260     (25)   5,843
State and political
   subdivision bonds           183       7      --      190
Foreign government bonds       209      10      (7)     212
                           ----------------------------------
   Total                    $9,118    $375    $(35)  $9,458
                           ----------------------------------

                                At December 31, 1994
                                         Gross
                                      Unrealized     Market
(in millions)                 Cost   Gains  Losses    Value
                           ----------------------------------
U.S. Government bonds       $  273     $--   $ (12)  $  261
Mortgage-backed securities     561       2     (28)     535
Asset-backed securities        806       1     (29)     778
Corporate bonds              2,262       4    (104)   2,162
State and political
   subdivision bonds           255       2      (4)     253
Foreign government bonds       108      --     (16)      92
                           ----------------------------------
   Total                    $4,265     $ 9   $(193)  $4,081
                           ----------------------------------

2.6. Stated due dates of fixed maturities
The table below shows the stated due dates of fixed maturities available for sale at December 31, 1996.

                                                     Market
(in millions)                                Cost     Value
                                          -------------------
In 1997                                    $  314    $  315
1998 through 2001                           1,585     1,610
2002 through 2006                           2,151     2,184
After 2006                                  1,821     1,831
                                          -------------------
   Subtotal                                 5,871     5,940
Mortgage/asset-backed securities            2,195     2,224
                                          -------------------
   Fixed maturities available for sale     $8,066    $8,164
                                          -------------------
Actual maturities may differ from stated due dates as borrowers may have the right to call or prepay obligations.

Information regarding sales, repayments and maturities of fixed maturities available for sale during 1996 is set forth in the following table. In addition to these sales, repayments and maturities, F&G Life transferred approximately $918 million of fixed maturities to an unaffiliated insurance company in 1996 in a noncash exchange related to a coinsurance contract (refer to Note 12).

                                                         Gross    Gross
(in millions)                          Cost   Proceeds   Gains   Losses
                                    -------------------------------------
Proceeds from sales                  $  602     $  588     $14     $(28)
Proceeds from maturities/repayments     700        702       2       --
                                    -------------------------------------
  Total proceeds                     $1,302     $1,290     $16     $(28)
                                    -------------------------------------

Proceeds from sales of fixed maturities held to maturity were $21 million (with no gross gains and gross losses of $3 million) in 1995, and $65 million (with gross gains and gross losses of $1 million) in 1994. Sales of fixed maturities classified as held to maturity involved 5 different issuers in 1995 and 21 different issuers in 1994, and were based on evidence of significant deterioration of the issuers' creditworthiness, as determined from developments related specifically to the issuers. USF&G performed a detailed analysis of the issuers' operating trends, cash flows and ability to meet debt service.

Proceeds from sales of fixed maturities classified as available for sale in 1995 were $489 million with gross gains of $16 million and gross losses of $13 million. In 1994, proceeds from sales of fixed maturities classified as available for sale were $345 million with gross gains of $2 million and gross losses of $4 million.

From January 1, 1995 through December 3, 1995, reclassifications from held to maturity to available for sale totaled $31 million of amortized cost. These reclassifications were based on evidence of significant deterioration of the issuers' creditworthiness. Gross unrealized losses on these securities totaled $9 million at the time of the reclassifications. On December 4, 1995, all remaining securities classified as held to maturity were reclassified to available for sale as permitted by supplemental guidance to SFAS No. 115 issued by the FASB in November 1995. This reclassification was made to allow maximum flexibility in the management of the investment portfolio without being restricted by accounting interpretations. The securities had a total amortized cost of $4.5 billion, with gross unrealized gains of $117 million, at the time of the reclassification.

2.7. Investment commitments
USF&G has outstanding commitments to provide permanent financing for various real estate investments. The funded amounts of these commitments are collateralized by the real estate projects. At December 31, 1996, unfunded commitments totaled approximately $44 million, all of which is expected to be funded in 1997.

2.8. Nonincome-producing investments
Fixed maturities at December 31, 1996, 1995 and 1994, for which no income was recorded during those years, totaled $1 million, $5 million and $2 million, respectively. In addition, nonincome-producing real estate totaled $28 million, $142 million and $208 million at December 31, 1996, 1995 and 1994, respectively.

NOTE 3 INSURANCE LIABILITIES
3.1. Property/casualty insurance reserves - unpaid losses and loss expenses Activity in the unpaid losses and loss expenses for the property/casualty segment is summarized as follows:

(in millions)                                1996     1995     1994
                                          ---------------------------
Total reserve at beginning of year, gross  $6,097   $6,158   $6,370
   Less reinsurance recoverables              984    1,016    1,054
                                          ---------------------------
Net balance at January 1                    5,113    5,142    5,316
                                          ---------------------------
Incurred Related To:
   Current year                             2,030    1,856    1,752
   Prior years                               (162)     (54)      (8)
                                          ---------------------------
   Total incurred                           1,868    1,802    1,744
                                          ---------------------------
Paid Related To:
   Current year                               764      635      634
   Prior years                              1,190    1,196    1,284
                                          ---------------------------
   Total paid                               1,954    1,831    1,918
                                          ---------------------------
Net balance at December 31                  5,027    5,113    5,142
   Plus reserves acquired                      18       --       --
   Plus reinsurance recoverables              987      984    1,016
                                          ---------------------------
Total reserve at end of year, gross        $6,032   $6,097   $6,158
                                          ---------------------------

Loss and loss expenses recorded in the current period financial statements are affected by changes in estimates of insured events occurring in prior periods. Losses incurred in 1996 and 1995 included $111 million and $77 million, respectively, of favorable development related to prior years' experience in the assumed reinsurance business. Given the significant uncertainty in reserving for assumed reinsurance, favorable development from loss reserves established in prior years is generally applied to establish reserves in the current accident year. Another $52 million of favorable development in 1996 related to the workers' compensation line, which resulted primarily from the recognition of the effect on reserve estimation models of the increased use of structured settlements to close claims. Loss reserve decreases in workers' compensation were substantially offset by reserve increases in general liability, commercial auto and surety lines for the current accident year.

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

3.2. Life benefit reserves
The table below shows F&G Life's benefit reserves by policy type.

                                                 At December 31
(in millions)                                1996     1995     1994
                                          ---------------------------
Single Premium Annuities:
   Deferred                                $1,314   $1,590   $1,860
   Immediate                                1,001      943      867
Other annuities                               610      542      492
Universal/term/group life                     627      644      585
                                          ---------------------------
   Gross balance                            3,552    3,719    3,804
Reinsurance receivable                        782        4        6
                                          ---------------------------
   Total reserve, net                      $2,770   $3,715   $3,798
                                          ---------------------------

NOTE 4 DEBT
4.1. Debt outstanding
                                                 At December 31
(in millions)                                1996     1995     1994
                                            -------------------------
Corporate:
Short-term:
   Credit facility                           $ --     $ --     $215
   5 1/2% Swiss Franc Bonds due 1996           --       80       --
Long-term:
   5 1/2% Swiss Franc Bonds due 1996           --       --       92
   Zero Coupon Convertible Notes due 2009     102      136      130
   8 3/8% Senior Notes due 2001               150      150      149
   7% Senior Notes due 1998                   145      145       --
   7 1/8% Senior Notes due 2005                80       80       --
                                            -------------------------
     Total corporate debt                     477      591      586
                                            -------------------------
Real Estate and Other:
Short-term                                     --       --       12
Long-term:
   9.96% Secured Notes due through 1999        --       11       14
   Other                                        5        5       16
                                            -------------------------
     Total real estate and other debt           5       16       42
                                            -------------------------
       Total debt outstanding                $482     $607     $628
                                            -------------------------

4.2. Short-term debt
For general corporate purposes, USF&G maintained a committed, standby credit facility with a group of foreign and domestic banks totaling $250 million at December 31, 1996. This facility, which was entered into in March 1996, permits either borrowing of funds or letter of credit issuances, and will expire in 2001. Prior credit facilities were in place for up to $250 million at December 31, 1995 and $400 million at December 31, 1994. USF&G pays facility fees on the total amount of the commitments based on its long-term debt credit ratings. There were no borrowings against the facility at December 31, 1996 and 1995. Borrowings at December 31, 1994 totaled $215 million. Interest rates are based on current market rates. USF&G was in compliance with the covenants contained in these agreements at December 31, 1996, 1995 and 1994. The most restrictive covenants require USF&G to maintain a tangible net worth of at least
$1.15 billion plus 50 percent of the net income earned during the commitment period and an indebtedness-to-capital ratio below 55 percent.

At December 31, 1996, USF&G also maintained a $150 million multi-currency credit facility. USF&G pays facility fees on the total amount of each commitment. At December 31, 1996, there were no borrowings against the multi-currency credit facility. At December 31, 1995, USF&G had both a $100 million multi-currency credit facility and a $50 million letter of credit facility. There were no borrowings against the multi-currency credit facility at December 31, 1995, at which date there was a $12 million balance outstanding on the letter of credit facility. At December 31, 1994, there were no borrowings against either facility, both of which were established during 1994.

4.3. Debt extinguishments
On January 5, 1996, the remaining balance of the 5 1/2% Swiss Franc Bonds matured and was repaid. The repayment was accomplished with $75 million borrowed against the committed credit facility, with the remainder of the balance paid from excess corporate cash. In addition, from April through August 1996, USF&G repurchased approximately $39 million of outstanding Zero Coupon Convertible Notes through the use of excess corporate cash and borrowings from the credit facility. The balance of the credit facility was repaid in December 1996 with excess corporate cash and proceeds from the issuance of capital securities (refer to Note 6).

In 1996, real estate and other debt was reduced by $11 million as a result of a deed-in-lieu of foreclosure whereby property with an outstanding $7 million note was conveyed back to the lender and a $4 million loan was repaid. At December 31, 1994, real estate and other debt included $12 million under a line of credit maintained by a subsidiary of USF&G Corporation. The balance under this credit facility was repaid during 1995. Prepayment of $3 million of the 9.96% Secured Notes due through 1999 further reduced real estate and other debt in 1995.

4.4. Shelf registrations
Effective February 20, 1996, USF&G Corporation, along with two business trusts in which USF&G has a controlling interest (the "Trusts"), have a shelf registration statement which permits the issuance by the Trusts of up to $210 million of capital securities. In January 1997, $100 million of these securities were issued under the shelf registration (refer to Note 6).

In addition, USF&G has available $142 million of unissued debt, preferred stock, common stock and warrants under a 1994 shelf registration.

4.5. Redeemable debt
The Zero Coupon Convertible Notes are redeemable beginning in 1999 for an amount equal to the original issue price plus amortized original issue discount.

4.6. Maturities of long-term debt
                                               Real Estate
(in millions)                      Corporate     and Other
                                  --------------------------
1997                                    $ --           $--
1998                                     145            --
1999                                      --            --
2000                                      --            --
2001                                     150            --
                                  --------------------------

NOTE 5 LEASES
USF&G occupies office facilities under lease agreements that expire at various dates through 2009. In addition, data processing, office and transportation equipment is leased under agreements that expire at various dates through 2001.

Most leases contain renewal options that may provide for rent increases based on prevailing market conditions. Some leases also may contain purchase options based on fair market value or contractual values, if greater. Capital leases are immaterial in amount. Rent expense for the years ended December 31, 1996, 1995 and 1994 was $40 million, $44 million and $63 million, respectively. Rent expense in 1994 included a $9 million loss on long-term subleases.

The following table shows the future minimum payments to be made under noncancelable leases at December 31, 1996.

                             Home    Other
                           Office   Office   Equip-
(in millions)            Building    Space     ment   Total
                        -------------------------------------
1997                         $ 16      $22      $16   $  54
1998                           16       19       14      49
1999                           19       16        6      41
2000                           25       11        3      39
2001                           26        6       14      46
After 2001                    199        5       --     204
                        -------------------------------------
  Total                      $301      $79      $53    $433
                        -------------------------------------

USF&G is also the lessor under various subleases on its office facilities. The minimum rentals to be received in the future under noncancelable subleases is $112 million at December 31, 1996.

USF&G's principal office lease involves the Tower which the Corporation sold in 1984 and subsequently leased back. As of January 1997, USF&G has vacated the Tower (refer to Note 1.11); however, the lease, which provides for rent increases every five years through its expiration in September 2009, will not be terminated. USF&G will continue to make rental payments under the lease.

NOTE 6 CAPITAL SECURITIES OF SUBSIDIARY TRUSTS
On December 24, 1996, USF&G Capital I ("Capital I"), a business trust in which USF&G has a controlling interest, issued $100 million (100,000 shares) of 8 1/2% Capital Securities, Series A ("Series A Securities"). Payments on the Series A Securities are guaranteed by USF&G on a subordinated basis, but only to the extent Capital I has funds available to make such payments. This guarantee, considered together with the terms of debentures issued by USF&G (described below) and an agreement for USF&G to pay other expenses and liabilities of Capital I, constitutes a full and unconditional subordinated guarantee by USF&G of Capital I's obligations under the Series A Securities.

Capital I used the proceeds from the Series A Securities issuance to purchase $100 million principal amount of 8 1/2% Junior Subordinated Debentures issued by USF&G ("Series A Debentures"). The Series A Debentures rank junior and subordinate in right of payment to certain other indebtedness of USF&G, and mature on December 15, 2045.

Interest payments on the Series A Debentures are deferrable, at USF&G's option, at any time for up to five years at a time, and provided there has not been an event of default. In the event USF&G elects to defer interest payments on the Series A Debentures, payments of distributions on the Series A Securities will likewise be deferred. Interest and distributions continue to accrue during any payment deferral period.

The Series A Debentures are redeemable under certain circumstances related to tax events at a price of $1,000 per debenture plus any accrued and unpaid interest and a "make whole" payment. Proceeds from any redemptions of the Series A Debentures will be used to redeem a like amount of the Series A Securities. Additionally, USF&G has the right, under certain circumstances related to tax events, to shorten the maturity of the Series A Debentures to a date no earlier than June 24, 2016, in which case the stated maturity of the Series A Securities will likewise be affected.

The Series A Debentures, as well as USF&G's interest in Capital I, are eliminated in consolidation. The Series A Securities are shown in the Consolidated Statement of Financial Position under the caption, "USF&G-obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of USF&G".

On January 10, 1997, USF&G Capital II ("Capital II"), a second business trust in which USF&G also has a controlling interest, issued $100 million (100,000 shares) of 8.47% Capital Securities, Series B ("Series B Securities"). Payments on the Series B Securities are guaranteed on the same basis as the guarantee of the Series A Securities.

Capital II used the proceeds from the Series B Securities issuance to purchase $100 million principal amount of 8.47% Deferrable Interest Junior Subordinated Debentures, Series B ("Series B Debentures") issued by USF&G, which mature on January 10, 2027. The Series B Debentures also rank junior and subordinate to certain other indebtedness of USF&G, but rank equal with the Series A Debentures. The Series B Debentures and Series B Securities have interest/ distribution deferral terms similar to those of the Series A Debentures and Series A Securities, described above.

The Series B Debentures are redeemable at USF&G's option at any time beginning in January 2007 at scheduled redemption prices ranging from $1,042 to $1,000 per debenture, plus any accrued and unpaid interest. The Series B Debentures are also redeemable prior to January 2007 under certain circumstances related to tax and other special events. Proceeds from any redemptions of the Series B Debentures will be used to redeem a like amount of the Series B Securities. Additionally, USF&G has the right, under certain circumstances related to tax events, to shorten the maturity of the Series B Debentures to a date no earlier than July 10, 2016.

The sole assets of Capital I and Capital II are the Series A and Series B Debentures, respectively. Neither Capital I nor Capital II have operations independent of the aforementioned relationships with USF&G and the holders of their respective capital securities. In the event USF&G exercises its right to defer interest payments on the Series A or Series B Debentures, it will be prohibited from making payments with respect to any capital debt or securities which rank equal or junior in right of payment to the Series A and Series B Debentures, including cash dividends on its common or preferred stock. In no case may the deferral of payments described above extend beyond the stated maturity dates of the respective securities.

NOTE 7 SHAREHOLDERS' EQUITY
7.1. Classes of stock
USF&G is authorized to issue 12 million shares of $50 par value preferred stock and 240 million shares of $2.50 par value common stock.

7.2. Preferred stock
USF&G had 4 million shares of $4.10 Series A Convertible Exchangeable Preferred Stock ("Series A Preferred Stock") issued and outstanding at December 31, 1996, 1995 and 1994. On January 31, 1997, USF&G redeemed 50 percent of the outstanding Series A Preferred Stock for $100 million cash.

Each remaining share of the Series A Preferred Stock entitles the holder to an annual cumulative dividend of $4.10 and a liquidation preference of $50 plus accrued and unpaid dividends. At the option of the holder, subject to adjustment under certain conditions, each share of Series A Preferred Stock is convertible to 1.206 shares of USF&G's common stock. The Series A Preferred Stock is exchangeable in whole at USF&G's option on any dividend payment date for 8.2% Convertible Subordinated Debentures due 2011 at a rate of $50 principal amount per share. Shares of the Series A Preferred Stock are redeemable for cash, in whole or in part, at USF&G's option at $50 per share plus accrued and unpaid dividends to the redemption date.

Holders of the preferred stock are not entitled to vote, except that they may vote separately with respect to certain matters including the authorizations of any additional classes of capital stock that would rank senior to the preferred stock. In the event that six quarterly dividends for Series A Preferred Stock are unpaid, USF&G's Board of Directors will be increased by two members, and holders of preferred stock may elect two directors until all such dividends in arrears have been paid.

USF&G had 277,550 shares and 1.3 million shares of $10.25 Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock") issued and outstanding at December 31, 1995 and 1994, respectively. Additionally, at December 31, 1994, USF&G had 1.3 million shares of $5.00 Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock") issued and outstanding.

During 1996 and 1995, USF&G called for redemption 233,550 shares and 832,650 shares, respectively, of its Series B Preferred Stock. These shares were converted into 1.9 million shares and 6.9 million shares, respectively, of common stock in accordance with the terms of the Series B Preferred Stock. Holders of an additional 20,000 shares and 189,800 shares of Series B Preferred Stock voluntarily converted their shares into 166,320 shares and 1.6 million shares, respectively, of common stock during 1996 and 1995. The holder of another 24,000 shares of Series B Preferred Stock voluntarily redeemed those shares for cash during 1996.

During 1994, USF&G called for redemption 2.4 million shares of its Series C Preferred Stock. The remaining shares were called for redemption in 1995. As a result of these calls, USF&G issued 15.4 million shares of common stock.

7.3. Changes in common stock shares

                                           1996          1995          1994
                                   ------------------------------------------
Outstanding, January 1              119,606,095   104,810,794    91,418,372
Shares repurchased                   (8,400,700)           --            --
Shares issued                         3,035,094    14,795,301    13,392,422
                                   ------------------------------------------
Outstanding, December 31            114,240,489   119,606,095   104,810,794
                                   ------------------------------------------

In conjunction with a stock repurchase program instituted in 1996, USF&G repurchased 8.4 million shares of its common stock during the year. USF&G also issued 2.1 million shares of common stock during 1996 for the conversion of the Series B Preferred Stock. During 1995, USF&G issued 8.5 million shares of common stock for the conversion of the Series B Preferred Stock, and 5.5 million shares of common stock for the conversion of the Series C Preferred Stock. Another 9.9 million common stock shares were issued in 1994 for the conversion of the Series C Preferred Stock.

7.4. Shareholder rights plan
USF&G has a shareholder rights plan ("the plan") to deter coercive or unfair takeover tactics and to prevent a potential purchaser from gaining control of USF&G without offering a fair price to all of the Corporation's shareholders. The plan, which otherwise would have expired in 1997, was extended until 2007 and amended in several respects in February 1997. Under the plan, as amended, each outstanding share of USF&G's common stock has one preferred share purchase right (a "right") expiring in 2007. Each right entitles the registered holder to purchase 1/100 of a share of a new class of junior preferred stock for $105. The rights cannot be exercised unless certain events occur that might lead to a concentration in ownership of common shares or unless certain other events relating to a change in control take place. At that time, each right may be converted into rights to acquire common stock having a value of twice the $105 exercise price. In certain circumstances, the plan also provides that the rights can be exchanged for USF&G's common stock without payment of the purchase price. Rights held by holders of 15 percent or more of USF&G's common stock, or their associates, may be null and void. Under certain conditions, the rights also become convertible into the rights to acquire shares of common stock of an acquiror having a value of twice the exercise price. USF&G will generally be entitled to redeem the rights, at $.01 per right, any time before the tenth day (subject to further deferral) after a 15 percent position is acquired.

7.5. Dividend restrictions
There are certain restrictions on payments of dividends by insurance subsidiaries that may limit USF&G Corporation's ability to receive funds from its subsidiaries. Under the Maryland Insurance Code, Maryland insurance subsidiaries, such as USF&G Company and F&G Life, must provide the Maryland Insurance Commissioner (the "Commissioner") with not less than thirty days' prior written notice before payment of an "extraordinary dividend" to its holding company. (Refer to Section 4.3, "Dividend Restrictions", of Management's Discussion and Analysis of Financial Condition and Results of Operations.) In addition, ten days' prior notice of any other dividend must be given to the Maryland Insurance Commissioner prior to payment, and the Commissioner has the right to prevent payment of such dividend if it is determined that such payment could impair the insurer's surplus or financial condition.

Dividends of $134 million, $83 million and $125 million were paid during 1996, 1995 and 1994, respectively, to USF&G Corporation by USF&G Company. Such dividends were not subject to the requirements for extraordinary dividends. In addition, effective June 1, 1995, and with the Commissioner's consent, USF&G Company declared an extraordinary dividend payable to USF&G Corporation for $323 million, which consisted of all of the issued and outstanding capital stock of F&G Life. Prior to payment of such dividend, F&G Life was a wholly-owned subsidiary of USF&G Company. As a result of such dividend payment, F&G Life is now a direct, wholly-owned subsidiary of USF&G Corporation. Dividends of up to $137 million are available for payment from USF&G Company to USF&G Corporation during 1997 without being deemed extraordinary. Dividends of $139 million and $31 million were paid during 1996 and 1995, respectively, to USF&G Corporation by F&G Life. In addition, effective December 29, 1995 and with the Commissioner's consent, F&G Life declared an extraordinary dividend payable to USF&G Corporation consisting of investments in three real estate properties, totaling $28 million. Consequently, all of the 1996 dividends were deemed extra-ordinary, and were paid with the Commissioner's consent. Further, any dividends which F&G Life would propose to pay in the twelve-month period beginning September 30, 1996 would be deemed extraordinary dividends and subject to the thirty-day notice period.

NOTE 8 FINANCIAL INSTRUMENTS AND DERIVATIVES
Fair value information is based on quoted market prices where available. In cases where quoted market prices are not available, fair values are based on internal estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, such as applicable discount rate and estimated future cash flows. Therefore, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Fair value disclosure requirements exclude certain financial instruments and all nonfinancial instruments. The fair value of many insurance-related liabilities do not require disclosure. However, in its strategy of asset/liability matching, USF&G takes into consideration the future cash requirements of its insurance related liabilities. Had a presentation of these liabilities been made, due to their long-term nature, the fair value of insurance-related liabilities would have been significantly less than their carrying value.

8.1. Financial instruments
Cash and Short-Term Investments: The carrying amounts reported in the Consolidated Statement of Financial Position for these instruments approximate their fair values.

Fixed Maturity Investments: Fair values for publicly traded fixed maturity investments are based on quoted market prices. For privately placed fixed maturities, estimated fair values are derived by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. At December 31, 1996, the amortized costs and market values of fixed maturity investments were as follows:

                                      Amortized       Market
(in millions)                              Cost        Value
                                     -------------------------
Publicly traded                          $7,736       $7,833
Private placements                          330          331
                                     -------------------------
  Total fixed maturity investments       $8,066       $8,164
                                     -------------------------

All fixed maturities are classified as available for sale and are reported in the Consolidated Statement of Financial Position at market value.

Common and Preferred Stocks: The carrying values of common and preferred stocks as reported in the Consolidated Statement of Financial Position are based on quoted market prices and reflect their fair values.

Mortgage Loans and Policy Loans: The fair values for mortgage loans and policy loans are estimated based on discounted cash flow analyses, using interest rates currently being offered for loans with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. At December 31, 1996, the carrying amounts and fair values of investments in mortgage loans and policy loans were as follows:

                                       Carrying         Fair
(in millions)                            Amount        Value
                                      ------------------------
Mortgage loans                             $406         $423
Policy loans                                 74           77
                                      ------------------------

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

Short- and Long-Term Debt: The carrying amount of USF&G's short-term borrowings approximates its fair value. The fair value of long-term debt is based on market quotes or estimated discounted cash flow analyses, based on USF&G's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts and estimated fair value of debt instruments at December 31, 1996 were as follows:

                                       Carrying         Fair
(in millions)                            Amount        Value
                                      ------------------------
Corporate long-term                        $477         $503
Real estate and other                         5            5
                                      ------------------------
  Total                                    $482         $508
                                      ------------------------

Investment Contracts: Fair values for F&G Life's single premium deferred annuities, other deferred annuities, single premium immediate annuities and supplementary contracts are primarily derived by estimating the cost to extinguish its liabilities under an assumption reinsurance transaction. The estimated statutory profits the assuming company would realize from the transaction are discounted at a typical internal rate of return objective. If such a transaction were to occur, GAAP would require the unamortized balance of deferred policy acquisition costs associated with these liabilities to be immediately expensed. The amount of the related unamortized DPAC was approximately $104 million at December 31, 1996. The fair values of the remaining liabilities under investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for like contracts with similar maturities.

The carrying amounts and estimated fair values of F&G Life's liabilities for investment contracts at December 31, 1996 were as follows:

                                       Carrying         Fair
(in millions)                            Amount        Value
                                      ------------------------
Single premium deferred annuities        $  542       $  507
Other deferred annuities                    533          478
Single premium immediate annuities
  and supplementary contracts                96           91
Group annuities                              83           80
                                      ------------------------
  Total                                  $1,254       $1,156
                                      ------------------------

Off-Balance Sheet Financial Instruments: The fair values of USF&G's unfunded real estate commitments and its financial commitment on investments totaled
$44 million at December 31, 1996, and were estimated using discounted cash flow analyses based on USF&G's current incremental borrowing rate for similar types of borrowing arrangements. The fair value of foreign exchange options, which are derived from quoted market prices, and common stock put options, which are determined using option pricing models, were less than $1 million at December 31, 1996. The estimates of the fair value of USF&G's interest rate swaps were obtained from the counterparties to the agreement or were derived by discounting the expected future cash flows, and totaled $1 million at December 31, 1996.


8.2. Derivatives
USF&G uses derivative instruments to manage foreign exchange and interest rate risk, reduce borrowing costs and minimize the impact of rate fluctuations on the settlement of debt and other financial instruments. USF&G is subject to the risk that the counterparties will fail to perform. However, these risks are mitigated by the credit quality of the counterparties and the gains and losses of the underlying instruments. USF&G seeks to manage the credit risk through monitoring procedures and investigation of counterparties to the transactions. USF&G does not use derivative instruments for trading purposes.

Foreign Exchange Options: The Corporation relies predominantly on natural hedges to manage foreign exchange rate risk by maintaining offsetting foreign asset and foreign liability positions wherever possible, without sacrificing other financing objectives. Foreign exchange derivative instruments in use at December 31, 1996 consisted of a (pounds) 3.8 million call option which will expire in March 1997.

Common Stock Put Options: In support of USF&G's share repurchase plan, the Corporation has written put options on its common stock. At December 31, 1996, put options outstanding on 551,463 common shares were "out of the money".

Interest Rate Instruments: The Corporation uses interest rate derivatives selectively to enable it to maintain a certain fixed/floating rate exposure given the current and projected interest rate environment. In conjunction with the 8 3/8% Senior Notes, USF&G has outstanding two interest rate swaps with a total notional amount of $150 million which convert the fixed interest payments from this debt to floating rate debt for the first three years of the seven-year term of the debt. In April 1996, USF&G entered into two 5-year interest rate swaps associated with the Corporation's 7 1/8% Senior Notes which mature in June 2005. This transaction converts the debt to floating rate debt from fixed rate with a total notional amount of $80 million. At December 31, 1996, USF&G had approximately 52 percent fixed rate debt ($252 million) and 48 percent floating rate debt ($230 million) after accounting for the effect of these interest rate swaps.

These agreements involve, to varying degrees, interest rate and credit risk. The notional amount represents the amount of the underlying debt to which the swaps apply, not future cash requirements. The maximum credit risk related to the swap agreements is the amount related to periodic settlements, which is not material at December 31, 1996.

NOTE 9 STOCK-BASED COMPENSATION
Stock options have been granted to full-time officers and key employees under three incentive plans: Stock Option Plan of 1987, Stock Option Plan of 1990 and Stock Incentive Plan of 1991 (collectively, the "Management Plans"). In addition, the 1994 Stock Plan for Employees of USF&G (the "Broad-Based Plan") grants eligible employees, other than officers and key employees participating in other stock incentive plans, options to purchase shares.

The Corporation applies APB No. 25 and related interpretations in accounting for its employee stock options. Under APB No. 25, no compensation expense is recognized since the exercise price of the options is equal to the market price of the underlying stock on the date of the grant.

In addition, under the Corporation's Long-Term Incentive Program ("LTIP"), USF&G awards shares of common stock to full-time officers based on three-year performance goals established by the Board of Directors. Compensation expense, determined under APB No. 25 as the number of shares to be issued at a given performance level times the current market price of the stock, is accrued over the three-year performance cycle. Net income for 1996 included $13 million of compensation expense for LTIP awards.

Under the Management Plans and Broad-Based Plan, the Corporation may grant options to participating employees to purchase up to 9 million and 4 million shares of common stock, respectively. Under all plans, the exercise price of each option equals the market price of USF&G's stock on the date of grant, and an option's maximum term is ten years. Options vest ratably over three years under the Management Plans, and vest after two years under the Broad-Based Plan.

Had compensation expense for these plans been determined based on the fair value of awards at the grant date, as prescribed by SFAS No. 123, net income and earnings per share would have been as follows:

                                                   1996     1995
                                                 -----------------
Pro forma net income (in millions)                $ 254    $ 205
Pro forma primary earnings per share               1.99     1.59
Pro forma fully diluted earnings per share         1.88     1.51
                                                 -----------------
Note: SFAS No. 123 applies to awards granted in fiscal years that begin after December 15, 1994; therefore, no pro forma disclosures are provided for 1994. Consequently, the effects of applying SFAS No. 123 shown here are not likely to be representative of the effects in future years due to the exclusion of awards granted in prior years but vesting (and therefore expensed) in 1995 and 1996.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants in 1996 and 1995, respectively: dividend yield of 1.24 percent and 1.53 percent; expected volatility of 25.0 percent and 25.4 percent; risk-free interest rates of 6.36 percent and 7.25 percent for the Management Plans, and 5.98 percent and 7.07 percent for the Broad-Based Plan; and expected lives for both 1996 and 1995 of seven years for options issued under the Management Plans and four years for options issued under the Broad-Based Plan.

The Black-Scholes method is one of many models used to calculate the fair value of an option. Because the models are sensitive to changes in the different assumptions used, the effect on fair value estimates can be significant. Accordingly, the derived fair value of options cannot be substantiated by comparison to independent markets. The fair value also cannot be realized in immediate settlement.

A summary of the status of USF&G's stock option plans as of December 31, 1996 and 1995, and changes during the years ended on those dates is presented below:

                                  1996                           1995
                                       Weighted-                      Weighted-
                                         Average                        Average
                         Shares   Exercise Price        Shares   Exercise Price
                     -----------------------------------------------------------
Outstanding at
  beginning of year   7,290,207           $12.97     5,908,451           $12.86
Granted               3,363,988            14.63     2,714,806            13.72
Exercised              (910,396)           11.45      (733,603)            7.33
Surrendered or
  cancelled            (642,391)           15.30      (599,447)           16.86
                     -----------------------------------------------------------
Outstanding at
  end of year         9,101,408           $13.95     7,290,207           $12.97
                     -----------------------------------------------------------
Options exercisable
  at end of year      3,714,777           $13.39     2,707,398           $12.82
                     -----------------------------------------------------------
Weighted-average fair
  value of options granted
  during the year                         $ 4.55                         $ 4.63
                     -----------------------------------------------------------

In 1994, 2,245,500 options were granted at a weighted-average exercise price of $14.42, while 483,590 options were exercised and 677,595 options were surrendered or cancelled.

The following table summarizes information about stock options outstanding at December 31, 1996:

Range of               Options Outstanding               Options Exercisable
Exercise                    Remaining   Average                       Average
Price              Number       Life*   Price**         Number        Price**
               ----------------------------------------------------------------
$6.25-10        1,168,035         4.9   $  9.06      1,122,097         $ 9.22
11-15           7,399,621         8.2     14.12      2,156,587          14.04
16-20             318,166         7.6     16.89        220,507          16.65
21-28                  --          --        --             --             --
29-30.82          215,586         2.2     29.77        215,586          29.77
               ----------------------------------------------------------------
$6.25-30.82     9,101,408         7.6    $13.95      3,714,777         $13.39
               ----------------------------------------------------------------
*Represents weighted-average remaining contractual life of options in years. **Represents weighted-average exercise price of options.

NOTE 10 RETIREMENT BENEFITS
10.1. Retirement plans
USF&G has noncontributory retirement plans covering most regular full-time employees of the Corporation and its affiliates. An employee's pension benefit is based on salary, years of service and Social Security benefits. USF&G makes contributions to the retirement plans based on amounts required to be funded under provisions of the Employee Retirement Income Security Act of 1974, as amended. The plans' funded status and amounts recognized in the consolidated financial statements were as follows:

                                                  At December 31
(dollars in millions)                         1996     1995     1994
                                             -------------------------
Actuarial Present Value of:
   Accumulated benefit obligation             $370    $ 388     $303
   Vested benefits                             355      372      291
                                             -------------------------

Plan assets at fair value                     $379    $ 348     $289
Projected benefit obligation                   385      403      313
                                             -------------------------
   Funded status                                (6)     (55)     (24)
Unrecognized net loss                          105      134       98
Unrecognized prior service cost (benefit)      (15)     (19)     (22)
Adjustment for minimum pension liability        --     (100)     (63)
                                             -------------------------
   Net prepaid/(accrued) pension cost         $ 84    $ (40)    $(11)
                                             -------------------------

Actuarial Assumptions:
   Weighted-average discount rate             7.50%    7.00%    8.75%
   Average rate of increase in future
     compensation levels                       5.0      5.0      5.0
   Expected long-term rate of return
     on assets                                 8.5      8.5      8.5
                                             -------------------------

As a result of the higher interest rate environment, USF&G increased the discount rate assumption as of December 31, 1996, which caused the accumulated benefit obligation to decrease. In accordance with SFAS No. 87, USF&G had recorded a minimum pension liability as a separate reduction of shareholders' equity for the underfunded amount, representing the accumulated benefit obligation in excess of the fair value of the plans' assets, plus the amount of prepaid pension costs, as of December 31, 1995 and 1994. During 1996, USF&G increased its fundings to the pension plan, which, combined with the increased discount rate, eliminated the previously recorded minimum pension liability.

The assets held by the plan consist primarily of fixed-income and equity securities. USF&G classifies prepaid pension cost with other assets and accrued pension cost with other liabilities in the Consolidated Statement of Financial Position.

The components of net pension expense were as follows:

(in millions)                                 1996     1995     1994
                                             -------------------------
Service cost                                  $  8     $  5     $  6
Interest cost                                   28       27       26
Actual return on plan assets                   (20)     (63)      10
Net amortization and deferral                   (4)      43      (29)
                                             -------------------------
   Net periodic pension expense               $ 12     $ 12     $ 13
                                             -------------------------

10.2. Postretirement benefits
USF&G sponsors a defined-dollar postretirement health care (medical and dental) plan and noncontributory life insurance plan covering most regular full-time employees of the Corporation and its affiliates. USF&G's contributions and costs are determined based on the annual salary and the type of coverage elected by covered employees. USF&G's contributions to the plan are a percentage of plan costs based on age and service of employees at retirement. Additionally, the plan costs are capped at projected 1997 cost levels, and retiree contributions are increased for the total medical costs over the projected levels.

USF&G accrues the cost of health care, life insurance and other retiree benefits when the employees' services are rendered, and funds the health care and life insurance benefit costs principally on a pay-as-you-go basis.

The plans' combined funded status and amounts recognized in the consolidated financial statements were as follows:

                                                  At December 31
(in millions)                                 1996     1995     1994
                                             -------------------------
Accumulated Postretirement Benefit Obligation:
   Retirees                                    $43      $48      $45
   Fully eligible active plan participants       1        1        1
   Other active plan participants                7        8        6
                                             -------------------------
                                                51       57       52
Plan assets at fair value                       --       --       --
                                             -------------------------
   Funded status                                51       57       52
Unrecognized net gain (loss)                     2       (4)       1
                                             -------------------------
   Accrued postretirement benefit costs        $53      $53      $53
                                             -------------------------

USF&G classifies accrued postretirement benefit costs with other liabilities in the Consolidated Statement of Financial Position.

Net periodic postretirement benefit costs consisted of $1 million of service cost and $4 million of interest cost for each of the years ended December 31, 1996, 1995 and 1994. The weighted-average annual assumed rate of increase in per capita cost of covered benefits (i.e., medical trend rate) for the plans is 7.25 percent for 1997 (7.75 percent and 9.00 percent for 1996 and 1995, respectively) and is assumed to decrease to 5.25 percent in 2002 for participants age 65 or younger, and 7.00 percent for 1997 (7.40 percent and 7.75 percent for 1996 and 1995, respectively), decreasing to 5.25 percent for participants over age 65, and remain at that level thereafter. Increasing the assumed medical trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation by approximately $4 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year by less than $1 million. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was
7.50 percent, 7.00 percent and 8.75 percent at December 31, 1996, 1995 and 1994, respectively.

NOTE 11 INCOME TAXES
USF&G Corporation and its subsidiaries file a consolidated federal income tax return. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to net operating loss carryforwards ("NOLs") and to temporary differences between the tax basis and GAAP basis of an asset or a liability. A valuation allowance is required if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

At December 31, 1996, the net deferred tax asset of $436 million recorded by USF&G was supported by a combination of forecasted taxable income and a tax strategy that USF&G would implement to prevent NOLs from expiring. Based on the weight of positive and negative evidence, USF&G believes that it is more likely than not that it will be able to realize all of its deferred tax assets. Accordingly, there was no valuation allowance at December 31, 1996.


11.1. Significant components of deferred tax assets and liabilities

                                                  At December 31
(in millions)                                 1996     1995     1994
                                             -------------------------
Deferred Tax Liabilities:
   DPAC                                       $146     $139     $165
   Net unrealized gains                         33       95       --
   Prepaid pension cost                         29       21       18
   Real estate                                  15       --       --
   Other invested assets                         4       --        5
   Other                                        37       32       --
                                             -------------------------
     Total deferred tax liabilities            264      287      188
                                             -------------------------
Deferred Tax Assets:
   Facilities exit costs                        51       75       74
   Unpaid losses and loss expenses             228      236      249
   Future policy benefits                       59       66       54
   Unearned premiums                            54       54       45
   Foreign reinsurance                          47       56       50
   Net unrealized losses                        --       --       52
   Real estate                                  --        5       25
   Other invested assets                        --       27       --
   Minimum pension liability                    --       35       22
   Postretirement benefits                      19       19       19
   Other                                        40        8       33
   NOLs                                        202      207      263
                                             -------------------------
     Total deferred tax assets                 700      788      886
Valuation allowance for deferred tax assets     --       36      249
                                             -------------------------
   Deferred tax assets, net of
     valuation allowance                       700      752      637
                                             -------------------------
     Net deferred tax assets                  $436     $465     $449
                                             -------------------------

The components of the changes in the valuation allowance were recorded through shareholders' equity and operations, as follows:

                                                  At December 31
(in millions)                                 1996     1995     1994
                                             -------------------------
Changes Recognized in Shareholders' Equity:
   Change related to net unrealized
     (gains) losses                           $ 95    $(147)   $ 119
   Change related to minimum
     pension liability                         (35)      13       (8)
                                             -------------------------
     Total changes recognized in
       shareholders' equity                     60     (134)     111
                                             -------------------------
Changes Recognized in Statement of Operations:
   Reduction for increased likelihood
     of realization                            (96)     (81)    (267)
   Other adjustments                            --        2      (10)
                                             -------------------------
     Total changes recognized in
       statement of operations                 (96)     (79)    (277)
                                             -------------------------
Total change in valuation allowance           $(36)   $(213)   $(166)
                                             -------------------------

11.2. Components of provision for income taxes (benefit)

(in millions)                                 1996     1995     1994
                                             -------------------------
Current tax                                   $  8     $ 61    $  32
NOL utilization                                 (5)     (56)     (22)
                                             -------------------------
Current tax, net of NOL utilization              3        5       10
Deferred tax (benefit)                          91       62      (23)
Adjustment of the beginning of the
   year valuation allowance                    (96)     (81)    (267)
                                             -------------------------
Provision for income taxes (benefit)          $ (2)    $(14)   $(280)
                                             -------------------------
Income taxes paid                             $  5     $  5    $  12
                                             -------------------------

11.3. Reconciliation of taxes at federal rates to provision for income taxes (benefit)

(in millions)                                 1996     1995     1994
                                             -------------------------
Tax at federal rates                          $ 91     $ 68    $ (16)
Tax Effect (Benefit):
   Adjustment of the beginning of the
     year valuation allowance                  (96)     (81)    (267)
   Tax-exempt interest income                   (2)      (2)      (3)
   Adjustment of property/casualty salvage
     and other subrogation accruals             --       --        6
   Other                                         5        1       --
                                             -------------------------
Provision for income taxes (benefit)          $ (2)    $(14)   $(280)
                                             -------------------------

11.4. Net operating loss carryforwards
At December 31, 1996, USF&G had NOLs remaining for tax return purposes expiring in 2006. The amount and timing of recognizing the benefit of these NOLs depends on future taxable income and limitations imposed by tax laws. The approximate amounts of USF&G's NOLs on a regular tax basis and an alternative minimum tax ("AMT") basis at December 31, 1996 were as follows:

(in millions)                                  Tax Return
                                             --------------
Regular tax basis                                    $578
AMT basis                                             335
                                             --------------

NOTE 12 REINSURANCE
USF&G reinsures portions of its policy risks with other insurance companies or underwriters, and assumes policy risks from other insurance companies and through participation in pools and associations. Reinsurance gives USF&G the ability to write larger risks and control its exposure to losses from catastrophes or other events that cause unfavorable underwriting results. USF&G's ceding reinsurance agreements are generally structured on a treaty basis whereby all risks meeting certain criteria are automatically reinsured. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve USF&G from its obligation to policyholders. Failure of reinsurers to honor their obligations could result in losses to USF&G. USF&G evaluates the financial condition of its reinsurers and monitors concentrations of credit risks arising from similar economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

At December 31, 1996, 1995 and 1994, property/casualty reinsurance receivables totaled $794 million, $600 million and $548 million, respectively. Of these amounts, approximately $95 million, $100 million and $122 million, respectively, were associated with the Workers' Compensation Reinsurance Bureau ("WCRB"), a single voluntary reinsurance association of primary workers' compensation insurers formed for the purpose of providing excess of loss reinsurance to its members. USF&G is a member of this pool. Each member is required to hold collateral, for the benefit of all member companies, in the form of investment-grade securities equaling 115 percent of the member's share of outstanding receivables of the WCRB. This collateral requirement mitigates the risk of the WCRB becoming insolvent. Risk of loss is minimal for the remainder of receivables due to similar pool arrangements with collateral requirements, other contracts where funds are withheld, or letters of credit maintained. Credit risk is also diversified among numerous reinsurers.

Additionally, USF&G has been active in the involuntary market as a servicing carrier whereby USF&G processes business for a pool but takes no direct underwriting risk because it is directly reimbursed for the cost of processing policies and settling any related claims. Servicing carrier receivables of $661 million, $699 million and $706 million associated with this business are separately disclosed in the Consolidated Statement of Financial Position at December 31, 1996, 1995 and 1994, respectively.

Effective August 1, 1996, F&G Life entered into a coinsurance contract with an unaffiliated life insurance company to cede a significant portion of F&G Life's block of single premium deferred annuities (the "broker SPDA block"). As part of the transaction, F&G Life transferred $932 million of investments and other assets to the coinsurer, and recorded a reinsurance receivable of $964 million. The transaction had no material effect on USF&G's 1996 net income. As of the end of the year, surrender activity under the coinsurance contract had reduced the broker SPDA block and the related reinsurance receivable balances to $772 million. At December 31, 1996, 1995 and 1994, F&G Life's reinsurance receivables totaled $782 million, $4 million and $6 million, respectively.

The effect of reinsurance on USF&G's premiums and losses was as follows:

                                                    1996
                                   Premiums         Losses   Unpaid   Unearned
(in millions)                  Written   Earned   Incurred   Losses   Premiums
                              --------------------------------------------------
Property/Casualty:
Direct                          $2,401   $2,346     $1,721   $4,614     $  991
Assumed                            621      609        372    1,418        122
                              --------------------------------------------------
Gross                            3,022    2,955      2,093    6,032      1,113
Ceded                             (383)    (369)      (225)    (987)      (120)
                              --------------------------------------------------
  Net                            2,639    2,586      1,868    5,045        993
Life                               N/A      145        313    3,552        N/A
                              --------------------------------------------------
  Total                         $2,639   $2,731     $2,181   $8,597     $  993
                              --------------------------------------------------

                                                    1995
                                   Premiums         Losses   Unpaid   Unearned
(in millions)                  Written   Earned   Incurred   Losses   Premiums
                              --------------------------------------------------
Property/Casualty:
Direct                          $2,318   $2,253     $1,607   $4,675     $  945
Assumed                            634      637        436    1,422        110
                              --------------------------------------------------
Gross                            2,952    2,890      2,043    6,097      1,055
Ceded                             (389)    (398)      (241)    (984)      (136)
                              --------------------------------------------------
  Net                            2,563    2,492      1,802    5,113        919
Life                               N/A      174        376    3,719        N/A
                              --------------------------------------------------
  Total                         $2,563   $2,666     $2,178   $8,832     $  919
                              --------------------------------------------------

                                                    1994
                                   Premiums         Losses   Unpaid   Unearned
(in millions)                  Written   Earned   Incurred   Losses   Premiums
                              --------------------------------------------------
Property/Casualty:
Direct                          $2,303   $2,284     $1,660  $ 4,826      $ 855
Assumed                            594      588        407    1,332        113
                              --------------------------------------------------
Gross                            2,897    2,872      2,067    6,158        968
Ceded                             (508)    (516)      (323)  (1,016)      (116)
                              --------------------------------------------------
  Net                            2,389    2,356      1,744    5,142        852
Life                               N/A      152        388    3,804        N/A
                              --------------------------------------------------
  Total                         $2,389   $2,508     $2,132  $ 8,946      $ 852
                              --------------------------------------------------

Included in assumed unpaid losses in the preceding tables are $34 million, $52 million and $86 million related to loss portfolio transfer agreements at December 31, 1996, 1995 and 1994, respectively. USF&G has not entered into any such agreements to cede its unpaid losses.

NOTE 13 FINANCIAL GUARANTEES
As of December 31, 1996, USF&G was contingently liable for par value amounts totaling approximately $113 million on financial guarantee exposures ceded through reinsurance agreements with a monoline insurance company in which USF&G formerly had a minority ownership interest.

In addition, USF&G has other financial guarantee obligations where the par value guaranteed totaled $7 million at December 31, 1996, maturing at various dates through 2000. USF&G has also committed, in connection with the sale of certain real estate mortgages, to assumption of the first $15 million in losses, if any, that would arise as a result of default on multi-family mortgages securitized as mortgage-backed securities.

NOTE 14 LEGAL CONTINGENCIES
USF&G's insurance subsidiaries are routinely engaged in litigation in the normal course of their businesses, including defending claims for punitive damages. As insurers, they defend third-party claims brought against their insureds, as well as defend themselves against first-party and coverage claims. Additionally, contingencies may arise from insurance regulatory matters and regulatory litigation matters (refer to Note 14.2).

In the opinion of management, such contingencies and the contingencies described below are not expected to have a material adverse effect on USF&G's consolidated financial position, although it is possible that the results of operations in a particular quarter or annual period would be materially affected by an unfavorable outcome.

14.1. Workers' compensation litigation
A series of class actions have been filed against the National Council on Compensation Insurance ("NCCI"), the insurance companies which served as servicing carriers in various states, and the National Workers' Compensation Reinsurance Pool ("NWCRP"). The complaints generally allege that the defendants conspired to fix servicing carrier fees at unreasonably high and noncompetitive levels thereby allegedly causing inflated deficits in the voluntary market, excessive expansion of the residual market and excessive contraction of the voluntary market. The plaintiffs generally seek unspecified compensatory and punitive damages and in some cases civil penalties, treble damages under state antitrust laws, and temporary and permanent injunctive relief. Plaintiffs' counsel in these cases have, from time to time, indicated that similar cases may be filed in other states. USF&G believes that it has meritorious defenses to each of the class actions and has determined to defend the actions vigorously. Each of the currently pending cases is described below.

North Carolina: On November 24, 1993, N.C. Steel, Inc., and six other North Carolina employers filed a class action captioned N.C. Steel, Inc., et al., v. National Council on Compensation Insurance, et al., in the General Court of Justice, Superior Court Division, Wake County, North Carolina against the NCCI, North Carolina Rate Bureau, USF&G and eleven other insurance companies which served as servicing carriers for the North Carolina involuntary workers' compensation market. On January 20, 1994, the plaintiffs filed an amended complaint seeking to certify a class of all employers who purchased workers' compensation insurance in the State of North Carolina after November 24, 1989. On February 14, 1995, the trial court granted the defendants' motion to dismiss the complaint. The plaintiffs appealed, and on July 16, 1996, the North Carolina Court of Appeals affirmed the dismissal of the plaintiffs' first claim for relief, which is premised on alleged excessive rates, but reversed the trial court's decision to dismiss the plaintiffs' second claim for relief, which is premised on employers allegedly being improperly shifted from the voluntary market to the assigned risk market as a result of stricter underwriting caused by high residual market burdens. The North Carolina Supreme Court has agreed to review both decisions. A hearing is set for March 18, 1997.

South Carolina: On August 22, 1994, the Attorney General of the State of South Carolina filed a suit captioned State of South Carolina, County of Greenville, et al. v. National Council on Compensation Insurance, et al., in the County of Greenville, South Carolina against the NCCI, the NWCRP, USF&G and seven other insurance companies which served as servicing carriers for the South Carolina involuntary workers' compensation market. The Attorney General alleges that the conspiracy occurred for an unspecified period of time prior to January 1994. Discovery is underway in the case.

Alabama: On September 14, 1994, three Alabama employers filed a class action captioned Four Way Plant Farm, Inc., et al., v. National Council on Compensation Insurance, et al., in the Circuit Court of Bullock County, Alabama against the NCCI, the NWCRP, USF&G and numerous other insurance companies which served as servicing carriers for the Alabama involuntary workers' compensation market. The parties to the litigation have reached a settlement agreement which requires the defendants to seek approval from the Alabama Insurance Department for changes in the Alabama workers' compensation system designed to facilitate the depopulation of the Alabama workers' compensation assigned risk market. In addition, the settlement calls for the establishment of funding of a special committee to study ways to improve the management and operation of the Alabama workers' compensation assigned risk plan, and payment of attorneys fees. The settlement was approved by the court on December 19, 1996 and the impact on USF&G was immaterial.

Kansas: On October 7, 1996, a Kansas employer filed a class action captioned Amundson & Associates Art Studies, Ltd., et al., v. National Council on Compensation Insurance, et al., in the District Court of Wyndotte County, Kansas against the NCCI and the insurance companies which acted as servicing carriers for the Kansas involuntary workers' compensation market. The defendants removed the case to the United States District Court for the District of Kansas and the plaintiff has filed a motion to remand the case to the state court. No discovery has yet occurred.

Tennessee: On December 31, 1996, four Tennessee employers filed a class action captioned Jo Ann Forman, Inc., et al., v. National Council on Compensation Insurance, et al., in the Chancery Court of Marion County, Tennessee against the NCCI, NWCRP and the insurance companies which acted as servicing carriers for the Tennessee involuntary workers' compensation market. No discovery has yet occurred.

14.2. Regulation
USF&G's insurance subsidiaries are subject to extensive regulatory oversight in the jurisdictions where they do business. From time to time, the insurance regulatory framework has been the subject of increased scrutiny. At any one time there may be numerous initiatives within state legislatures or state insurance departments to alter and, in many cases, increase state authority to regulate insurance companies and their businesses. It is not possible to predict the future impact of increasing regulation on USF&G's operations. (Additional information regarding regulatory matters may be found in Section 8, "Legal Contingencies and Regulation", of Management's Discussion and Analysis of Financial Condition and Results of Operations.)

NOTE 15 INTERIM FINANCIAL DATA (UNAUDITED)
                                                          Quarter
(in millions except per share data)           First   Second   Third   Fourth*
                                     -------------------------------------------
Revenues                              1996     $867     $858    $871      $902
                                      1995      818      856     885       900
                                      1994      786      812     835       877
                                     -------------------------------------------
Net income                            1996     $ 57     $ 67    $ 35      $102
                                      1995       49       46      49        65
                                      1994       23       74      76        64
                                     -------------------------------------------
Primary earnings
  per common share**                  1996     $.43     $.52    $.26      $.84
                                      1995      .39      .35     .37       .52
                                      1994      .11      .66     .67       .54
                                     -------------------------------------------
Fully diluted earnings
  per common share**                  1996     $.42     $.50    $.26      $.79
                                      1995      .36      .33     .35       .48
                                      1994      .11      .56     .58       .47
                                     -------------------------------------------
*The fourth quarter 1996, 1995 and 1994 results reflect tax benefits of $3 million, $15 million and $210 million, respectively (refer to Note 11). The fourth quarter 1996 and 1994 results also reflect $(30) million and $183 million in facilities exit costs/(sublease income) as discussed in Note 1.11.
** The sum of quarterly income per share amounts may not equal the full year's amount due to stock issuances, repurchases and redemptions during presented periods.

NOTE 16 INFORMATION ON BUSINESS SEGMENTS
USF&G's principal business segments are property/casualty insurance and life insurance.

16.1. Assets
The assets of the insurance operations are primarily investments. Foreign assets, consisting primarily of the assets of Afianzadora (refer to Note 1.12), are not material. Assets of the business segments were as follows:

                                                 At December 31
(in millions)                                1996     1995     1994
                                         ----------------------------
Property/casualty insurance               $10,099  $ 9,967  $ 9,487
Life insurance                              4,204    4,591    4,575
Noninsurance operations and eliminations      104       93      (82)
                                         ----------------------------
  Consolidated total                      $14,407  $14,651  $13,980
                                         ----------------------------

16.2. Operations
USF&G's insurance business is geographically diversified throughout North America. Reinsurance and noninsurance operations are located in the United States, Europe and various foreign countries. Foreign operations, in total, are not material.

During 1995, USF&G realigned its property/casualty product segments, resulting in the formation of the Commercial Insurance Group ("CIG") and the Family and Business Insurance Group ("FBIG"). The business written by these groups had previously been included, on different bases, in the Commercial Lines and Personal Lines segments. Specialty businesses - Discover Re, F&G Re and Surety - were virtually unaffected by the change. Summarized financial information for the business segments is as follows:


                                                           Income (Loss) from
                                                           Operations Before
                                        Revenues            Income Taxes***
(in millions)                    1996    1995   1994*    1996    1995    1994*
                              --------------------------------------------------
Property/Casualty Insurance
   Underwriting Results:
   CIG                         $  954  $  876  $   --   $ (82)  $ (97)   $  --
   FBIG                           989     982      --    (147)   (119)      --
   Commercial lines                --      --   1,206      --      --     (183)
   Personal lines                  --      --     626      --      --      (62)
   Discover Re                     22      25      22       2       1       --
   F&G Re                         480     490     395      52      43       40
   Surety                         141     119     107       8      16        3
                              --------------------------------------------------
     Property/casualty
       underwriting results     2,586   2,492   2,356    (167)   (156)    (202)
   Net investment income**        441     438     429     441     438      429
   Net realized gains (losses)
     on investments**              63      14      (9)     63      14       (9)
   Other                           10      12      10    (106)    (42)       1
                              --------------------------------------------------
     Total property/casualty
       insurance                3,100   2,956   2,786     231     254      219
                              --------------------------------------------------
Life Insurance:
   Premium income                 145     174     152
   Net investment income          269     306     317
   Net realized gains (losses)
     on investments               (57)      1      --
   Other                           --       1       1
                              --------------------------------------------------
     Total life insurance         357     482     470      (8)     28       14
                              --------------------------------------------------
Noninsurance operations
   and eliminations                41      21      54      36     (87)    (276)
                              --------------------------------------------------
Consolidated total             $3,498  $3,459  $3,310   $ 259   $ 195    $ (43)
                              --------------------------------------------------
*CIG and FBIG did not exist in 1994; therefore, information is disclosed under the previous business lines. Comparable information for 1995 is: Revenues - Commercial Lines, $1,223 million, Personal Lines, $635 million; Income (Loss) from Operations Before Income Taxes - Commercial Lines, $(139) million, Personal Lines, $(77) million.
**Net investment income and net realized gains (losses) on investments are not allocated to property/casualty categories.
***Income (loss) from operations before income taxes for 1996 and 1994 included facilities exit (costs)/income by segment as follows: Property/casualty, $(28) million and $28 million, respectively; and Noninsurance operations, $70 million and $(211) million, respectively.

USF&G CORPORATION  Report of Independent Auditors

Board of Directors
USF&G Corporation

We have audited the accompanying consolidated statement of financial position of USF&G Corporation as of December 31, 1996, 1995 and 1994, and the related consolidated statements of operations, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of USF&G Corporation at December 31, 1996, 1995 and 1994, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                                       /s/ERNST & YOUNG LLP



Baltimore, Maryland
February 21, 1997

USF&G CORPORATION  Directors and Committees of the Board



Directors
H. Furlong Baldwin
Chairman of the Board and
Chief Executive Officer
Mercantile Bankshares Corporation
1981*

Michael J. Birck
President and Chief Executive Officer
Tellabs, Inc.
1993*

Norman P. Blake, Jr.
Chairman of the Board, President,
and Chief Executive Officer
USF&G Corporation
1990*

George L. Bunting, Jr.
President
Bunting Management Group
1981*

Robert E. Davis
Managing Director
Axess Corporation
1990*

Kenneth M. Duberstein
Chairman and Chief Executive Officer
The Duberstein Group
1996*

Dale F. Frey
Retired Chairman of the Board
and President
General Electric Investment Corporation
1991*

Robert E. Gregory, Jr.
Chairman of the Board and
Chief Executive Officer
London Fog Corporation
1988*

Robert J. Hurst
Vice Chairman
Goldman, Sachs & Co.
1988*

Dr. Wilbur G. Lewellen
Herman C. Krannert
Distinguished Professor of Management
Purdue University
1992*

Henry A. Rosenberg, Jr.
Chairman of the Board and
Chief Executive Officer
Crown Central Petroleum Corporation
1981*

Larry P. Scriggins
Partner
Piper & Marbury, L.L.P.
1981*

Anne Marie Whittemore
Partner
McGuire Woods Battle & Boothe, L.L.P.
1993*

R. James Woolsey
Partner
Shea & Gardner
1995*

Advisory Member of the Board
Clay Jackson
Chairman
USF&G National Agency Council
President
Cooper, Love & Jackson Insurance
Agency, Inc.
1996*

          *Year of original election.

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

Nominating Committee
Robert J. Hurst
Chairman
H. Furlong Baldwin
George L. Bunting, Jr.
Robert E. Davis
Larry P. Scriggins
Anne Marie Whittemore

USF&G CORPORATION  Executive Management Committee

EXECUTIVE MANAGEMENT COMMITTEE

Norman P. Blake, Jr.
Chairman, President, and Chief Executive Officer

[PHOTOS - SEE APPENDIX TO ELECTRONIC FORMAT DOCUMENT]

USF&G CORPORATION  Office Locations


USF&G Corporation
Home Office
Baltimore, Maryland
(410) 547-3000

Claim Reception Center
Tampa, Florida
(813) 663-3000

COMMERCIAL INSURANCE GROUP
Northeast Region
Blue Bell, Pennsylvania
(215) 540-2700

Framingham, Massachusetts
(508) 270-0015

Hartford, Connecticut
(914) 251-2300

Purchase, New York
(914) 251-2300

Syracuse, New York
(315) 449-5100

Mid-Atlantic Region
Baltimore, Maryland
(410) 578-2000

Charleston, West Virginia
(304) 344-1692

Columbus, Ohio
(614) 793-1500

Harrisburg, Pennsylvania
(717) 671-8001

Pittsburgh, Pennsylvania
(412) 261-2550

Richmond, Virginia
(804) 747-0300

Southeast Region
Atlanta, Georgia
(770) 390-5500

Charlotte, North Carolina
(704) 544-0400

Jackson, Mississippi
(601) 982-5555

Louisville, Kentucky
(502) 429-7000

Meridian, Mississippi
(601) 693-1731

Nashville, Tennessee
(615) 370-8400

Tampa, Florida
(813) 289-4589

Central Region
Chicago, Illinois
(630) 472-9030

Dallas, Texas
(972) 386-4542

Des Moines, Iowa
(515) 223-5700

Detroit, Michigan
(810) 643-6433

Indianapolis, Indiana
(317) 267-2700

Kansas City, Kansas
(913) 661-9700

Milwaukee, Wisconsin
(414) 860-0479

Oklahoma City, Oklahoma
(405) 843-7300

St. Louis, Missouri
(314) 966-3416

West Region
Denver, Colorado
(303) 812-9000

Helena, Montana
(406) 442-2270

Phoenix, Arizona
(602) 864-2525

Portland, Oregon
(503) 684-0880

Salt Lake City, Utah
(801) 269-5656

Seattle, Washington
(206) 285-3636

Walnut Creek, California
(510) 942-0363

FAMILY AND BUSINESS INSURANCE GROUP
Center for Agency Services
Atlanta, Georgia
(770) 390-5876

Baltimore, Maryland
(410) 998-3164

Denver, Colorado
(303) 812-9616

Victoria Financial
Cleveland, Ohio
(216) 461-3461

SPECIALTY BUSINESSES
Discover Re Companies
Farmington, Connecticut
(860) 674-2660

Pittsburgh, Pennsylvania
(800) 945-2070

San Francisco, California
(415) 543-8111

F&G Re
Morristown, New Jersey
(201) 898-9393
Ashley Palmer Limited

London, England
44-171-488-0103

Surety Group
Atlanta, Georgia
(770) 390-5603

Baltimore, Maryland
(410) 578-2020

Birmingham, Alabama
(205) 995-4175

Charlotte, North Carolina
(704) 544-7165

Chicago, Illinois
(414) 860-3190

Denver, Colorado
(303) 812-9015

Harrisburg, Pennsylvania
(717) 671-7420

Indianapolis, Indiana
(317) 267-2710

Jackson, Mississippi
(601) 987-0830

Kansas City, Kansas
(913) 661-3435

Quincy, Massachusetts
(617) 376-4800

San Antonio, Texas
(210) 321-2202

Afianzadora Insurgentes
Mexico City, Mexico
5-25-726-9223

Northern Indemnity
Toronto, Ontario, Canada
(416) 214-1878

F&G LIFE
Baltimore, Maryland
(888) 697-5433 (LIFE)

Thomas Jefferson Life
Purchase, New York
(800) 778-7735

SUBSIDIARIES
Falcon Asset Management
Baltimore, Maryland
(410) 205-6400

USF&G Realty Advisors
Baltimore, Maryland
(410) 625-5500

USF&G CORPORATION  Officers


USF&G Insurance
President
Norman P. Blake, Jr.

COMMERCIAL INSURANCE GROUP
President
Glenn W. Anderson

Senior Vice President
Anita Devan

Vice President
Robert A. Bernatchez
Richard P. Campagna
Alan K. Crater
Gregor Doman
Jeff J. Gans
Joseph J. George
Ronald L. Goldberg
Marr T. Haack
Henry J. Jacobs
Kevin M. Nish
Thomas O. Ramsbacher

Field Development and Operations
Executive Vice President
Stephen W. Lilienthal

Vice President
Charles C. Baldwin, Jr.
Steven A. LaShier

Regional Vice President
William R. Cossari - Purchase
Janet D. Frank - Denver
Hernando Madronero - Chicago
M. Lee Patkus - Baltimore
L. Bud Roberts - St. Louis
Louis R. Snage, Jr. - Charlotte
Marita Zuraitis - Atlanta

Branch Vice President
Paul H. Beil - Columbus
Anthony D. Everett - Jackson
R. Paul Feemster - Louisville
Larry W. Fitch - Oklahoma City
Charles E. Foura - Nashville
Derrick D. Iseler - Detroit
Charles W. Kincaid, Jr. - Charleston
Douglas McDonough - Richmond
John Murphy - Syracuse
Brian F. Quinn - Walnut Creek
Richard W. Ramell - Harrisburg
Barry Seago - Chicago
Robert R. Southard - Tampa
John A. Umberger - Delaware Valley
Melvin R. Workman - Salt Lake City

FAMILY AND BUSINESS INSURANCE GROUP
President
Gary C. Dunton

Senior Vice President
James R. Lewis
Kim B. Rich

Vice President
Mehran Assadi
Timothy F. Daniels
Glen E. Dye
F. Walker Garrett
Earnest E. Hines
Frank J. Kotarba
Roy G. Shrum
David D. Toombs

Victoria Financial
President
Robert W. Mueller

Vice President
Cynthia Cardwell
Michael W. Dietry
Barry LaRue
Joseph Metz
Katherine Nolan
Larry Polena
Mark VanDam
Stuart Willner

SPECIALTY BUSINESSES
Discover Re Companies
Chairman and Chief Executive Officer
George L. Estes III

President and Chief Operating Office
Scott P. Doyle

Executive Vice President -
Chief Financial Officer
Albert F. Collings

Senior Vice President
John J. Bennett
Robert D. Byler
Richard E. Cartland

Vice President
William Taylor Budde
Kenneth A. Cormier
Nancy B. Foster
Hale Holden III
Rhonda K. Miller
Susan D. Putterman
Russell J. Renvyle
Robert D. Schultz

F&G Re
President
John R. Berger

Executive Vice President
Dwight R. Evans
Timothy J. Olson
Wayne C. Paglieri

Senior Vice President
Thomas G. Devine, Sr.
Peter A. Dodge
Roland W. Jackson
Charles B. Penruddocke
John F. Rathgerber
Gregory J. Richardson
David Skurnick

Vice President/Counsel
Andrew Nosal

Ashley Palmer Limited
Chairman
John R. Berger

Deputy Chairman
Martin Ashley

Surety Group
President
Robert J. Lamendola

Senior Vice President
Frederick J. Gurba

Vice President
Peter W. Carman

David L. Hussey - Eastern Division
John F. Phinney - Western Division
Brent E. Snelgrove - Western Division
Gary A. Wilson

Afianzadora Insurgentes
Chief Executive Officer
Carlos Abascal

Northern Indemnity, Inc.
Vice President
Patrick Webb

F&G LIFE
President
Harry N. Stout

Vice President
Gary F. Haynes
Timothy C. Nicholson
Michel Perreault
Bruce H. Saul
Mark E. Singleton

OPERATIONS
Claim
Executive Vice President
Kenneth E. Cihiy

Vice President
Robert E. Burnham
Robert S. Kines
Thomas W. Salinsky
Catherine E. Smith
Charles M. Stapleton
Thomas M. Trezise

Finance
Executive Vice President-
Chief Financial Officer
Dan L. Hale

Vice President
Francis X. Bossle
Thomas A. Bradley
G. Jay Erbe, Jr.
Ronald C. Mishler
Patricia J. Scarff
James E. Stangroom
Larry Walters
Barbara L. Yewell

Human Resources
Executive Vice President
John A. MacColl

Vice President
Charles Conley
David James Dowling
Franco Moscardi
Chris Pettingill
Shalom Saar

Information Services
Executive Vice President -
Chief Information Officer
Thomas K. Lewis, Jr.

Vice President
Michelle G. Benvenga
James M. Ditmore
James C.R. Graham
Kevin B. Higgins
Albert E. Mazei

Legal
Executive Vice President -
General Counsel
John A. MacColl

Vice President
John A. Andryszak
John D. Corse
J. Kendall Huber
Rosemary Quinn
John F. Simanski

Strategic Planning/
Corporate Marketing
Executive Vice President
Andrew A. Stern

Vice President
Kerrie Burch-DeLuca
William Glenn Kenney
John M. Lummis
Walter L. Wdowiak

SUBSIDIARIES
Falcon Asset Management
Chairman
John C. Sweeney

President
Geoffrey C. Getman

Executive Vice President
Salvatore Correnti

Senior Vice President-
Chief Financial Officer
John C. Barber

USF&G Realty Advisors
President
Charles R. Werhane

Vice President
Duane M. Danielsen
Jon B. Savage
Joseph A. Wesolowski

USF&G CORPORATION  Shareholder's Information

Corporate Headquarters
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 547-3000

Annual Meeting
The Annual Meeting of Shareholders will be held Wednesday, May 21, 1997, at 9:00 a.m. at the Sheraton Baltimore North, 903 Dulaney Valley Road, Towson, Maryland.

Reports Filed with the Securities and Exchange Commission
A copy of USF&G Corporation's Annual Report on Form 10-K or Quarterly Reports on Form 10-Q, as filed with the Securities and Exchange Commission, may be obtained without charge upon request to John F. Hoffen, Jr., corporate secretary, at the corporate headquarters.

Stock Exchange Listing
Common Stock: USF&G Corporation's common stock (ticker: FG) is listed on the New York Stock Exchange. The common stock appears in the NYSE Composite Listing as USFG. The common stock is also listed on the Pacific Stock Exchange, the London Stock Exchange, and the Swiss Stock Exchanges.

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

The Bank of New York
P.O. Box 11258
Church Street Station
New York, New York 10286
Attention: Shareholders' Relations Department
1-800-524-4458

Stock and Dividend Information
The following table presents 1995 and 1996 data on the sale prices of USF&G Corporation's common stock on the New York Stock Exchange Composite Listing by quarter, and the dividends paid per share of common stock. At February 28, 1997, there were 21,865 registered shareholders and the closing price was $22.50 per share.

                                             Sale Price
                                           High       Low    Dividends Paid
                                       --------------------------------------
1995
First quarter                           $15 1/2   $13 3/8              $.05
Second quarter                           17 1/4    13 3/4               .05
Third quarter                            19 1/2    15                   .05
Fourth quarter                           19 1/2    16                   .05
                                       --------------------------------------
1996
First quarter                           $17 1/2   $14 1/4              $.05
Second quarter                           16 5/8    15                   .05
Third quarter                            18 5/8    15                   .05
Fourth quarter                           21 3/4    17 3/4               .05
                                       --------------------------------------

USF&G Shareholder Direct 1-800-545-USFG
USF&G provides 24-hour, toll-free access to the latest information about the corporation at 1-800-545-USFG (8734). Shareholders can listen to USF&G Corporation's financial information or request a copy to be sent by fax or mail. This service replaced our traditional printed quarterly report, providing faster, more convenient access to the latest news about USF&G. A site on the Internet is also available with the same information at http://www.shareholder.com/usfg.

Additionally, USF&G's corporate website will be available later this year at http://www.usfg.com.

For Additional Information
Investors and analysts requesting additional information regarding USF&G Corporation may dial toll-free 1-800-335-USFG (8734), or call directly:

Larry Walters
Vice President-Investor Relations
(410) 205-5300

Independent Auditors
Ernst & Young LLP
One North Charles
Baltimore, Maryland 21201


The financial section is printed on recycled paper
Design: USF&G Design Team
Cover photography: Cliff Riedinger/Alaska Stock Images
Executive photography: Paul Fetters
Printing: S&S Graphics, Inc.